Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137386
PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
COCONUT PALM ACQUISITION CORP.
PROSPECTUS FOR UP TO 31,731,654 SHARES OF COMMON STOCK AND
1,736,746 SHARES OF SERIES A PREFERRED STOCK OF
COCONUT PALM ACQUISITION CORP.
COCONUT PALM ACQUISITION CORP.
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

       We are pleased to report that the boards of directors of Coconut Palm Acquisition Corp. and Equity Broadcasting Corporation, which we refer to as EBC, have each unanimously approved a merger of the two companies under the terms of a merger agreement.
      In the merger, Coconut Palm will, in exchange for all the outstanding shares of capital stock of EBC, provide total consideration of approximately $277.4 million comprised of the issuance of Coconut Palm shares of common stock and preferred stock, the delivery of $25 million in cash and $15 million in EBC assets and the assumption of up to $72 million of EBC debt, which debt was subject to upward adjustment set forth below. Specifically, the total consideration is comprised of:

•	26,448,344 shares of Coconut Palm common stock valued at $153.7 million, where each share of EBC Class A common stock will be converted into the right to receive 1.461988 shares of Coconut Palm common stock and each share of EBC Class B common stock will be converted into the right to receive 4.678362 shares of Coconut Palm common stock;

•	271,711 shares of Coconut Palm common stock valued at $1.6 million, in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Sycamore Venture Capital, L.P.;

•	$25 million in cash paid to Sycamore and Univision Communications, Inc. pro rata according to their ownership of EBC Series A Preferred Stock and $15 million in EBC assets paid to Univision by the delivery to Univision of two existing EBC TV stations also in exchange for their shares of EBC Series A preferred stock;

•	1,736,746 shares of Coconut Palm Series A preferred stock valued at $10.1 million in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Univision; and

•	the assumption of up to $72.0 million of EBC debt, which amount would have been subject to an increase of up to $12.0 million in the event one or both of two TV stations set forth in the merger agreement had not been sold by EBC at or before closing of the merger, both of which stations have now in fact been sold.
      In addition, Coconut Palm will issue 3,274,853 options to purchase Coconut Palm common stock, where each outstanding option to purchase EBC Class A common stock will be converted into the right to receive options to purchase 1.461988 shares of Coconut Palm common stock. The fair value of the options at the date of the announcement of the merger was $9.0 million. The dollar values of the shares of Coconut Palm common stock, preferred stock and stock options referenced above are based on a per share price of $5.81 which was the price on April 6, 2006, the last trading day prior to the execution of the merger agreement. The number of shares actually issued to holders of EBC Class A and Class B common stock is subject to pro rata reduction to satisfy EBC’s indemnification obligations unless the holders who are parties to the merger agreement opt to purchase an insurance policy to cover the indemnification obligations. Sycamore and Univision will receive additional shares of Coconut Palm common stock and preferred stock in exchange for accrued and unpaid dividends through the date of the completion of the merger.

      Upon completion of the merger, Coconut Palm stockholders will continue to own their existing shares of Coconut Palm common stock and their existing Coconut Palm warrants and units.
      Coconut Palm common stock, warrants and units are listed on the OTC Bulletin Board under the symbols CNUT, CNUTW and CNUTU, respectively. On March 8, 2007, the closing price of Coconut Palm common stock, warrants and units was $5.50, $0.54 and $6.68, respectively.
      We encourage you to read this proxy statement/prospectus including the section entitled “Risk Factors” beginning on page 27, before voting.

      Coconut Palm and EBC have each scheduled a special stockholder meeting in connection with the respective votes required. Your vote is very important. Whether or not you plan to attend the Coconut Palm special stockholder meeting, please take the time to vote by marking your vote on your proxy card, signing and dating the proxy card, and returning it to your respective company in the enclosed envelope. The Coconut Palm proxy card is enclosed with this proxy statement. Information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/prospectus to EBC shareholders.

Sincerely,

/s/ Richard C. Rochon

Chairman of the Board and Chief Executive Officer
Coconut Palm Acquisition Corp.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      This proxy statement/prospectus is dated March 16, 2007, and is first being mailed to Coconut Palm stockholders on or about March 17, 2007 and by EBC to EBC shareholders on or about March 20, 2007.

COCONUT PALM ACQUISITION CORP.
595 South Federal Highway, Suite 500
Boca Raton, Florida 33432
      To the Stockholders of Coconut Palm Acquisition Corp.:
      You are cordially invited to attend a special meeting of the stockholders of Coconut Palm Acquisition Corp. relating to the proposed merger between Coconut Palm and Equity Broadcasting Corporation, which we refer to as EBC, which will be held at 10:00 a.m., Eastern Time, on March 29, 2007, at the offices of Coconut Palm, 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.
      At the special meeting, you will be asked to consider and vote upon the following proposals:

•	the merger proposal — to approve the merger with EBC, pursuant to the Agreement and Plan of Merger, dated as of April 7, 2006, as amended, among Coconut Palm, EBC and certain shareholders of EBC, and the transactions contemplated by the merger agreement;

•	the stock incentive plan proposal — to approve the adoption of the Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan under which Coconut Palm will reserve up to 12,274,853 shares of common stock for issuance under the 2007 Stock Incentive Plan;

•	the Amended and Restated Certificate of Incorporation proposal — to approve the adoption of Coconut Palm’s Amended and Restated Certificate of Incorporation, to (i) increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) increase the number of authorized shares of preferred stock from 1,000,000 shares to 25,000,000 shares, (iii) change Coconut Palm’s name from “Coconut Palm Acquisition Corp.” to “Equity Broadcasting Corporation”, and (iv) authorize the issuance of approximately 1,736,746 shares of Series A Convertible Non-Voting Preferred Stock under a Certificate of Designation;

•	the staggered board proposal — to approve the adoption of Coconut Palm’s Amended and Restated Certificate of Incorporation to continue to provide for a staggered board with three classes of directors;

•	the management services proposal — to ratify the Management Services Agreement between Royal Palm Capital Management, LLLP and Coconut Palm; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.
      The board of directors of Coconut Palm has fixed the close of business on March 7, 2007, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at any adjournment of the special meeting. A list of stockholders entitled to vote as of the record date at the special meeting will be open to the examination of any stockholder, for any purpose germane to the special meeting, during ordinary business hours for a period of ten calendar days before the special meeting at Coconut Palm’s offices at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, and at the time and place of the special meeting during the duration of the special meeting.
      It is expected that holders of EBC common stock and preferred stock will hold approximately 66% of the outstanding shares of Coconut Palm common stock and 100% of the outstanding shares of Coconut Palm preferred stock immediately following the closing of the merger, based on the number of shares of EBC and Coconut Palm capital stock outstanding as of September 30, 2006. In the merger, Coconut Palm will at closing, in exchange for all the outstanding shares of capital stock of EBC, provide total consideration of approximately $277.4 million comprised of the issuance of approximately 26,720,055 shares of Coconut Palm common stock valued at $155.3 million and 1,736,746 shares of Coconut Palm Series A preferred stock valued at $10.1 million, the delivery of $25 million in cash and $15 million in EBC assets and the assumption of EBC of up to $72 million in EBC debt, which debt was subject to upward adjustment of an additional $12 million as set forth below. Coconut Palm will also issue replacement options for 3,274,853 shares of Coconut Palm common stock. Specifically, the total consideration is comprised of:

•	26,448,344 shares of Coconut Palm common stock valued at $153.7 million issued to holders of EBC Class A and Class B common stock, where each share of EBC Class A common stock will be converted into the right to receive 1.461988 shares of Coconut Palm common stock and each share of EBC Class B common stock will be converted into the right to receive 4.678362 shares of Coconut Palm common stock;

•	271,711 shares of Coconut Palm common stock valued at $1.6 million issued to Sycamore Venture Capital, L.P., in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Sycamore;

•	$25 million in cash paid to Sycamore and Univision Communications, Inc. pro rata according to their ownership of EBC Series A Preferred Stock and $15 million in EBC assets paid to Univision by the delivery to Univision of two existing EBC TV stations also in exchange for their shares of EBC Series A preferred stock;

•	1,736,746 shares of Coconut Palm Series A preferred stock valued at $10.1 million issued to Univision in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Univision; and

•	the assumption of up to $72.0 million of EBC debt, which amount would have been subject to an increase of up to $12.0 million in the event one or both of two TV stations set forth in the merger agreement had not been sold by EBC at or before closing, both of which stations have now in fact been sold.

      In addition, Coconut Palm will issue 3,274,853 options to purchase Coconut Palm common stock, where each outstanding option to purchase EBC Class A common stock will be converted into the right to receive options to purchase 1.461988 shares of Coconut Palm common stock. The fair value of the options at the date of the announcement of the merger was $9.0 million. The dollar values of the shares of Coconut Palm common stock, preferred stock and stock options referenced above are based on a per share price of $5.81 which was the price on April 6, 2006, the last trading day prior to the execution of the merger agreement. Sycamore and Univision will receive additional shares of Coconut Palm common stock and Series A preferred stock, respectively, in exchange for accrued dividends through the date of the completion of the merger because for each $5.13 of accrued and unpaid dividends of EBC Series A preferred stock held by Sycamore and Univision, Sycamore will receive one share of Coconut Palm common stock and Univision will receive one share of Series A preferred stock.
      After completion of the merger, if no holders of Coconut Palm common stock have demanded that Coconut Palm convert their shares into a pro rata portion of the trust account holding a substantial portion of the net proceeds of Coconut Palm’s initial public offering, then Coconut Palm stockholders will own approximately 34.4% of the combined company’s issued and outstanding shares of common stock. If one or more of Coconut Palm’s stockholders vote against the merger proposal and demand that Coconut Palm convert their shares into a pro rata portion of the trust account, then Coconut Palm’s stockholders will own less than 34.4% of the combined company’s issued and outstanding shares of common stock after completion of the merger.
      The affirmative vote of a majority of the shares outstanding as of the record date of Coconut Palm’s common stock that were issued in Coconut Palm’s initial public offering is required to approve the merger proposal. The affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and entitled to vote at the special meeting is required to approve the adoption of the 2007 Stock Incentive Plan. The affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date is required to approve the adoption of Coconut Palm’s Amended and Restated Certificate of Incorporation, including the staggered board proposal. The affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and entitled to vote at the special meeting is required to ratify the management services proposal. Each of the merger proposal and the Amended and Restated Certificate of Incorporation proposal is conditioned upon the approval of the other and, in the event one of those proposals does not receive the necessary vote to approve that proposal, then Coconut Palm will not complete any of the transactions identified in any of the proposals, including the stock incentive plan proposal. If the stock incentive plan proposal, the staggered board proposal, or the management services proposal is not approved but the merger proposal and the Amended and

Restated Certificate of Incorporation proposal are approved, we may still consummate the merger. The staggered board proposal is conditioned upon the approval of the merger proposal.
      In addition, each Coconut Palm stockholder who holds shares of common stock issued in Coconut Palm’s initial public offering or purchased following such offering in the open market has the right to vote against the merger proposal and, at the same time, demand that Coconut Palm convert such stockholder’s shares into cash equal to a pro rata portion of the proceeds in the trust account, including interest, in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering is deposited, which as of September 30, 2006 is equal to approximately $5.62 per share. If the merger is not completed, then your shares will not be converted to cash at this time, even if you so elected. However, if the holders of 2,300,000 or more shares of common stock issued in Coconut Palm’s initial public offering, an amount equal to 20% or more of the total number of shares issued in the initial public offering, vote against the merger and demand conversion of their shares into a pro rata portion of the trust account, then Coconut Palm will not be able to consummate the merger. Coconut Palm’s founding stockholder, RPCP Investments, LLLP, an affiliate of our officers and directors, which purchased or received shares of common stock prior to Coconut Palm’s initial public offering, presently owns an aggregate of approximately 17.9% of the outstanding shares of Coconut Palm common stock. RPCP Investments has agreed to vote the shares acquired prior to the public offering in accordance with the vote of the majority in interest of all other Coconut Palm stockholders on the merger proposal.
      Coconut Palm’s shares of common stock, warrants and units are listed on the OTC Bulletin Board under the symbols CNUT, CNUTW, and CNUTU, respectively. EBC’s securities are not listed or quoted on any national securities exchange or the over-the-counter bulletin board.
      After careful consideration of the terms and conditions of the proposed merger with EBC, the 2007 Stock Incentive Plan, and the Amended and Restated Certificate of Incorporation, the board of directors of Coconut Palm has determined that such proposals and the transactions contemplated thereby are fair to and in the best interests of Coconut Palm and its stockholders.
      The Coconut Palm board of directors also determined that the merger with EBC will satisfy the conditions for a merger candidate as set forth in its final prospectus for its initial public offering filed with the SEC on September 9, 2005, including the requirement that EBC’s fair market value as the target business would equal at least 80% of Coconut Palm’s net assets.
      In connection with the merger proposal, the board of directors of Coconut Palm has received a fairness opinion from Morgan Joseph & Co. Inc. dated May 19, 2006 to the effect that as of the date of its opinion, and based on conditions that existed as of that date, upon and subject to the considerations described in its opinion and based upon such other matters as Morgan Joseph considered relevant, the consideration to be paid by Coconut Palm in the merger pursuant to the merger agreement was fair to Coconut Palm from a financial point of view. The Morgan Joseph opinion was delivered after the execution of the merger agreement and within the two week period following the expiration of the original due diligence period in accordance with the terms of the merger agreement as a condition to Coconut Palm having to proceed with the merger.
      The board of directors of Coconut Palm unanimously recommends that you vote or give instruction to vote (i) “FOR” the proposal to acquire EBC pursuant to the merger agreement; (ii) “FOR” the proposal to adopt the 2007 Stock Incentive Plan; (iii) “FOR” the proposal to approve the Amended and Restated Certificate of Incorporation to increase the authorized shares of common stock and preferred stock, to change Coconut Palm’s corporate name and to authorize the issuance of approximately 1,736,746 shares of Series A Convertible Non-Voting Preferred Stock pursuant to the Certificate of Designation, all as described above; (iv) “FOR” the proposal to approve the Amended and Restated Certificate of Incorporation to provide for a staggered board of directors and (v) “FOR” the proposal to ratify the receipt of services pursuant to the Management Services Agreement.

      Enclosed is a notice of special meeting and proxy statement/prospectus containing detailed information concerning the merger, the 2007 Stock Incentive Plan and the Amended and Restated Certificate of Incorporation. Whether or not you plan to attend the special meeting, we urge you to read this material carefully. I look forward to seeing you at the special meeting.

Sincerely,

Richard C. Rochon Chairman of the Board and Chief Executive Officer
      Your vote is important. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If you return your proxy card without an indication of how you wish to vote, your proxy will be voted (i) “FOR” the merger proposal, (ii) “FOR” the stock incentive plan proposal, (iii) “FOR” the Amended and Restated Certificate of Incorporation proposal, (iv) “FOR” the staggered board proposal and (v) “FOR” the management services proposal.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
      See “Risk Factors” beginning on page 27 for a discussion of various factors that you should consider in connection with the merger.
      We are soliciting the proxy represented by the enclosed proxy on behalf of the board of directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing out proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We have requested brokers, banks and other fiduciaries to forward proxy materials to the beneficial owners of our stock. We have retained Morrow & Co. to act as proxy solicitor and to assist in answering questions regarding matters to be voted on at the special meeting.
      This proxy statement/ prospectus is dated March 16, 2007 and is first being mailed to Coconut Palm stockholders on or about March 17, 2007.
      This proxy statement/ prospectus incorporates important business and financial information about Coconut Palm that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request. The request should be made to:
Mario B. Ferrari
Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, Florida 33432
(561) 955-7300

COCONUT PALM ACQUISITION CORP.
595 South Federal Highway, Suite 500
Boca Raton, Florida 33432
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On March 29, 2007
TO THE STOCKHOLDERS OF COCONUT PALM ACQUISITION CORP.:
      NOTICE IS HEREBY GIVEN that a special meeting of stockholders, including any adjournments or postponements thereof, of Coconut Palm Acquisition Corp., will be held at 10:00 a.m. Eastern Time, on March 29, 2007, at the offices of Coconut Palm, 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, for the following purposes:

•	the merger proposal — to approve the merger with EBC, pursuant to the Agreement and Plan of Merger, dated as of April 7, 2006, as amended, among Coconut Palm, EBC and certain shareholders of EBC, and the transactions contemplated by the merger agreement;

•	the stock incentive plan proposal — to approve the adoption of the Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan under which Coconut Palm will reserve up to 12,274,853 shares of common stock for issuance under the 2007 Stock Incentive Plan;

•	the Amended and Restated Certificate of Incorporation proposal — to approve the adoption of Coconut Palm’s Amended and Restated Certificate of Incorporation, to (i) increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) increase the number of authorized shares of preferred stock from 1,000,000 shares to 25,000,000 shares, (iii) change Coconut Palm’s name from “Coconut Palm Acquisition Corp.” to “Equity Broadcasting Corporation”, and (iv) authorize the issuance of approximately 1,736,746 shares of Series A Convertible Non-Voting Preferred Stock under a Certificate of Designation;

•	the staggered board proposal — to approve the adoption of Coconut Palm’s Amended and Restated Certificate of Incorporation to continue to provide for a staggered board with three classes of directors;

•	the management services proposal — to ratify the Management Services Agreement between Royal Palm Capital Management, LLLP and Coconut Palm; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.
      The board of directors of Coconut Palm has fixed the close of business on March 7, 2007 as the date for which Coconut Palm stockholders are entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements thereof. Only the holders of record of Coconut Palm common stock on that date are entitled to have their votes counted at the special meeting and any adjournments or postponements thereof.
      Each of the merger proposal and the Amended and Restated Certificate of Incorporation proposal is conditioned upon the approval of the other and, in the event one of those proposals does not receive the necessary vote to approve that proposal, then Coconut Palm will not complete any of the transactions identified in any of the proposals, including the stock incentive plan proposal. If the stock incentive plan proposal, the staggered board proposal or the management services proposal is not approved but the merger proposal and the Amended and Restated Certificate of Incorporation proposal are approved, we may still consummate the merger.
      Coconut Palm will not transact any other business at the special meeting, except for business properly brought before the special meeting, or any adjournment or postponement thereof, by Coconut Palm’s board of directors.
      Coconut Palm will not transact any other business at the special meeting, except for business properly brought before the special meeting, or any adjournment or postponement thereof, by Coconut Palm’s board of directors.

      Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of Coconut Palm common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.
      The board of directors of Coconut Palm unanimously recommends that you vote “FOR” the merger proposal, “FOR” the stock incentive plan proposal, “FOR” the Amended and Restated Certificate of Incorporation proposal, “FOR” the staggered board proposal and “FOR” the management services proposal.

By Order of the Board of Directors,

Richard C. Rochon
Chairman of the Board
and Chief Executive Officer
March 16, 2007

Page

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS	iii
SUMMARY	1
SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION	22
PER SHARE MARKET PRICE INFORMATION	26
RISK FACTORS	27
FORWARD-LOOKING STATEMENTS	42
AGREEMENT AND PLAN OF MERGER	43
COCONUT PALM SPECIAL MEETING	70
MERGER PROPOSAL	76
STOCK INCENTIVE PLAN PROPOSAL	94
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROPOSAL	104
THE STAGGERED BOARD PROPOSAL	105
THE MANAGEMENT SERVICES PROPOSAL	106
THE SETTLEMENT PROPOSAL FOR EBC SHAREHOLDERS	108
INFORMATION ABOUT EQUITY BROADCASTING CORPORATION	112
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EBC	140
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	166
INFORMATION ABOUT COCONUT PALM	167
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COCONUT PALM	172
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	177
MORGAN JOSEPH FAIRNESS OPINION	177
SANDERS MORRIS FAIRNESS OPINION	183
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	186
Unaudited Pro Forma Financial Statements for EBC and Coconut Palm Combined Condensed Balance Sheet as of September 30, 2006 Assuming Maximum Approval	187
Unaudited Pro Forma Financial Statements for EBC and Coconut Palm Combined Statement of Operations for the nine months ended September 30, 2006 Assuming Maximum Approval	189
Unaudited Pro Forma Financial Statements for EBC and Coconut Palm Combined Statements of Operations for FYE 2005 Assuming Maximum Approval	190
Unaudited Pro Forma Financial Statements for EBC and Coconut Palm Combined Condensed Balance Sheet as of September 30, 2006 Assuming Minimum Approval	191
Unaudited Pro Forma Financial Statements for EBC and Coconut Palm Combined Statement of Operations for the nine months ended September 30, 2006 Assuming Minimum Approval	194
Unaudited Pro Forma Financial Statements for EBC and Coconut Palm Combined Statements of Operations for FYE 2005 Assuming Minimum Approval	195
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	196
DIRECTORS AND MANAGEMENT OF COCONUT PALM FOLLOWING THE MERGER WITH EBC	200
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	210
BENEFICIAL OWNERSHIP OF COCONUT PALM SECURITIES	214
PRICE RANGE OF SECURITIES AND DIVIDENDS	217
DESCRIPTION OF COCONUT PALM SECURITIES	219

i

ANNEXES

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
      The following questions and answers briefly address some commonly asked questions about the merger and the other proposals being voted upon at the special meetings of the stockholders of Coconut Palm and EBC. Except where indicated otherwise, as used in this proxy statement/ prospectus, “Coconut Palm” or the Company refers to Coconut Palm Acquisition Corp. and “EBC” refers to Equity Broadcasting Corporation. In addition, except where indicated otherwise, references to the merger agreement include all amendments to the merger agreement. In this proxy statement/ prospectus we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Unless otherwise indicated all information comes from the U.S. Census and the Global Insights Hispanic Market Report and the Advertising Age Hispanic Fact Pack.
Who is Coconut Palm?
      Coconut Palm is a blank-check company formed specifically as a vehicle for the acquisition of or merger with a business whose fair market value is at least 80% of the net assets of Coconut Palm.
Who is EBC?
      EBC is one of the largest owners and operators of television stations in the United States, as well as the largest, centralized distribution platform for Spanish-language television stations, according to BIA Financial Network, Inc. EBC stations currently cover 25.51% of the U.S. population in 42 markets, according to Nielsen Research.
      In an era of declining revenues and margins for television broadcasters, EBC is a fast-growing broadcaster with a 21% compounded annual revenue growth rate from 2001 to 2005, a low cost structure given EBC’s C.A.S.H. System, and multiple sources of revenue and value through its Broadcast Station Group, Broadcast Services Division and Spectrum Holdings Division. Through the use and application of the Federal Communications Commission, or FCC, historic television licensing process and its industry alliances, EBC has been able to develop its FCC asset portfolio to a total of 119 full and low power permits, licenses and applications. During this time, EBC has operated or had signed agreements to acquire one of the largest portfolios of both television stations and digital spectrum in the United States, according to BIA Financial Network, Inc. As of January 19, 2007, EBC operated or signed agreements to acquire 23 full power stations and construction permits, 37 Class A stations and 59 low power stations, which serve primarily as translator stations. While EBC originally targeted small to medium-sized markets for development, EBC has been able to leverage its original properties into stations in larger metropolitan markets such as: Denver, Colorado; Salt Lake City, Utah; Kansas City, Missouri; Detroit, Michigan; Minneapolis, Minnesota; and Oklahoma City, Oklahoma.
      EBC believes it is well positioned for future growth. EBC has a balanced mix of English and Hispanic television stations. Most of these stations are new start ups and are in the early stages of their growth cycle. In addition, EBC’s patent pending Central Automated Satellite Hub (“C.A.S.H.”) system provides EBC with the opportunity to generate recurring third party service revenues. As one of the largest holders of broadcast spectrum (see BIA report on page 133), EBC will be in a position to generate additional income as broadcasters develop new methods to monetize their excess digital capacity.
      EBC also believes that it is well positioned with respect to data convergence, and that its significant spectrum assets provide an opportunity as a digital content delivery vehicle within its footprint.
      EBC is the second largest affiliate of Univision, the leading Spanish-language television broadcaster in the U.S. that reaches approximately 99% of all U.S. “Hispanic Households” (defined as those with a head of household who is of Hispanic descent or origin, regardless of the language spoken in the household). Univision is a key source of programming for EBC’s television broadcasting business and continues to be a key strategic partner. Univision’s primary network, which is the most watched television network (English or Spanish-language) among Hispanic Households, provides the Univision affiliates with 24 hours per day of Spanish-language programming with a prime time schedule of substantially all first run programming (i.e., no re-runs) throughout the year.

What is being voted on at the Coconut Palm special meeting?
      There are four proposals on which you are being asked to vote.

The Merger Proposal
      The first proposal is to approve the merger with EBC pursuant to the Agreement and Plan of Merger, dated as of April 7, 2006, as amended on May 5, 2006 and September 14, 2006, by and among Coconut Palm, EBC and certain shareholders of EBC whereby EBC will be merged with and into Coconut Palm, with Coconut Palm remaining as the surviving corporation. As further described herein, Coconut Palm will, in exchange for all the outstanding shares of capital stock of EBC, provide total consideration of approximately $277.4 million comprised of the issuance of approximately 26,720,055 shares of Coconut Palm common stock valued at $155.3 million and 1,736,746 shares of Coconut Palm Series A preferred stock valued at $10.1 million, the delivery of $25 million in cash and $15 million in EBC assets and the assumption of up to $72 million in EBC debt, which debt was subject to upward adjustment of an additional $12 million as set forth below. Coconut Palm will also issue replacement options for 3,274,853 shares of Coconut Palm common stock. Specifically, the total consideration is comprised of:

•	26,448,344 shares of Coconut Palm common stock valued at $153.7 million issued to holders of EBC Class A and Class B common stock, where each share of EBC Class A common stock will be converted into the right to receive 1.461988 shares of Coconut Palm common stock and each share of EBC Class B common stock will be converted into the right to receive 4.678362 shares of Coconut Palm common stock;

•	271,711 shares of Coconut Palm common stock valued at $1.6 million issued to Sycamore Venture Capital, L.P., in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Sycamore;

•	$25 million in cash paid to Sycamore and Univision Communications, Inc. pro rata according to their ownership of EBC Series A Preferred Stock and $15 million in EBC assets paid to Univision by the delivery to Univision of two existing EBC TV stations also in exchange for their shares of EBC Series A preferred stock;

•	1,736,746 shares of Coconut Palm Series A Non-Voting Preferred Stock valued at $10.1 million issued to Univision in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Univision; and

•	the assumption of up to $72.0 million of EBC debt, which amount would have been subject to an increase of up to $12.0 million in the event one or both of two TV stations set forth in the merger agreement had not been sold by EBC at or before closing, both of which stations have now in fact been sold.
      In addition, Coconut Palm will issue 3,274,853 options to purchase Coconut Palm common stock, where each outstanding options to purchase EBC Class A common stock will be converted into the right to receive options to purchase 1.461988 shares of Coconut Palm common stock. We have used the Black-Scholes option pricing model to determine the weighted average fair value of the option exchange assuming 35.1% volatility, a market price of $5.81 (the last trading day prior to the execution of the merger agreement), an exercise price of $5.13, an average life ranging from 5.2 to 9.3 years and a risk free rate of 4.9%. Based on these assumptions, the fair value of options at the date of announcement was $9.0 million. We refer to the Coconut Palm Series A Convertible Non-Voting Preferred Stock as the Coconut Palm Series A preferred stock. A detailed description of the rights of holders of Coconut Palm Series A preferred stock can be found in “Description of Coconut Palm Securities — Preferred stock” beginning on page 220. The dollar values of the shares of Coconut Palm common stock, the Series A preferred stock and the stock options referenced above are based on a per share price of $5.81 which was the price on April 6, 2006, the last trading day prior to the execution of the merger agreement. Sycamore and Univision will receive additional shares of Coconut Palm common stock and Series A preferred stock, respectively, in exchange for accrued dividends through the date of the completion of the merger because for each $5.13 of accrued and unpaid dividends of EBC

Series A preferred stock held by Sycamore and Univision, Sycamore will receive one share of Coconut Palm common stock and Univision will receive one share of Coconut Palm Series A preferred stock.
      We refer to this proposal as the merger proposal.

The Stock Incentive Plan Proposal
      The second proposal is to approve the adoption of the 2007 Stock Incentive Plan, pursuant to which 12,274,853 shares of Coconut Palm common stock comprised of (i) 3,274,853 shares converted from existing EBC options assumed in the merger, (ii) 2,000,000 and 250,000 shares underlying options issuable to Larry Morton, EBC director and President, and Gregory Fess, EBC director and Senior Vice President, respectively, under employment agreements to be entered in connection with the merger, and (iii) 6,750,000 shares reserved for future grants. It is also anticipated that Thomas Arnost, George Blank and Mark Dvornik, who Coconut Palm has announced will be joining Coconut Palm as the closing of the merger, are expected to receive in aggregate up to 1,750,000 options, resulting in the number of shares reserved for future grants being reduced from 6,750,000 to 5,000,000. We refer to this proposal as the stock incentive plan proposal.

The Amended and Restated Certificate of Incorporation Proposal
      The third proposal is to approve Coconut Palm’s Amended and Restated Certificate of Incorporation to (i) increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) increase the number of authorized shares of preferred stock from 1,000,000 to 25,000,000, (iii) change Coconut Palm’s name from “Coconut Palm Acquisition Corp.” to “Equity Broadcasting Corporation” and (iv) authorize the issuance of approximately 1,736,746 shares of Coconut Palm Series A preferred stock, pursuant to the Certificate of Designation. Sycamore and Univision will receive additional shares of Coconut Palm Series A preferred stock for accrued and unpaid dividends through the date of the completion of the merger. We refer to this proposal as the Amended and Restated Certificate of Incorporation proposal.

The Staggered Board Proposal
      The fourth proposal is to approve an amendment to Coconut Palm’s Certificate of Incorporation to continue to provide for a staggered board with three classes of directors. We refer to this proposal as the staggered board proposal.
      It is important for you to note that except for the stock incentive plan proposal and the staggered board proposal, each of the proposals is conditioned upon the approval of the others and in the event the merger proposal or the Amended and Restated Certificate of Incorporation proposal does not receive the necessary vote to approve such proposal, then Coconut Palm will not consummate any of the proposals including the stock incentive plan proposal. If the staggered board proposal or the stock incentive plan proposal is not approved, Coconut Palm may still consummate the merger if the other two proposals are approved.

The Management Services Proposal
      The fifth proposal is to approve the management services agreement. The agreement provides that Royal Palm Capital Management, LLLP, an affiliate of Coconut Palm’s current officers and directors, will provide management and advisory services, such as general management, advisory, administrative, financial, acquisition and disposition services, to Coconut Palm for an annual fee of $1.5 million during a three year contract term, subject to renewal thereafter on an annual basis by approval of a majority of the independent directors serving on Coconut Palm’s board of directors. We refer to this proposal as the management services proposal.
Has EBC approved the merger proposal and the settlement proposal? Why are the EBC Shareholders voting on the merger proposal and the settlement proposal a second time?
      On June 15, 2006 EBC held its annual meeting of shareholders. At that meeting, the EBC shareholders approved both the merger proposal and the settlement proposal. Since that time, however, the merger agreement has been amended to increase the number of members of the board of directors of Coconut Palm following the closing, along with other amendments. As a result of these amendments, EBC believes that

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Arkansas law requires it to resubmit both the amended merger proposal and settlement proposal to its shareholders for approval. Based on the material amendments to the merger agreement, EBC is required to request a revote by EBC shareholders for approval of the merger agreement and the settlement agreement, which revote is permitted to replace and supercede the June 15, 2006 vote. EBC also believes it is advisable under Arkansas law to provide additional disclosure to EBC shareholders concerning the status of a shareholder lawsuit relating to the merger. See page 4 “Summary — Authority For Second EBC Shareholder Vote” for a further discussion on the second vote.
Will the second EBC shareholder vote replace the first vote?
      Yes. EBC will hold a special meeting of its shareholders to effectively revote both the merger proposal and the settlement proposal. The vote taken at this special meeting will completely replace the first vote taken on June 15, 2006, and will determine whether EBC proceeds with the merger. Except as set forth in the following paragraph with respect to the reelection of Messrs. Luken and Becker to EBC board of directors, the initial shareholder vote has been abandoned and will not be counted or utilized in any way by EBC in connection with the proposed merger and related transactions. EBC shareholders will have the right to dissent from the merger and exercise their appraisal rights under Arkansas law.
Will the vote taken at EBC’s 2006 annual meeting of shareholders be counted for any purpose?
      The vote to elect directors at EBC’s 2006 annual meeting is effective solely for purpose of reelecting Henry G. Luken, III and Robert Becker to EBC’s board of directors. The vote taken on the merger proposal and the settlement proposal has been abandoned and will be replaced by the second vote at the special meeting of shareholders to be called by EBC’s board of directors.
What is being voted on at the EBC special meeting?
      There are two proposals on which the EBC shareholders are being asked to vote. The first proposal is to approve the merger of EBC with and into Coconut Palm pursuant to the merger agreement, as amended. This is also referred to as the merger proposal.
      The second proposal is to consider and vote on the termination and buy-out of a management agreement between EBC and Arkansas Media, LLC, which we refer to as Arkansas Media, and certain other matters as further described in a purchase and settlement agreement, dated April 7, 2006, between EBC, Arkansas Media and certain individuals, which we refer to as the settlement agreement. If the settlement agreement is approved, Arkansas Media would receive $3,200,000 in cash, and 640,000 newly issued shares of EBC’s Class A common stock (valued at $4,800,000) in consideration for termination of a management agreement. This issuance of additional shares of stock would be effective before the merger, and, as a result, these parties would also receive their pro rata portion of the merger consideration. This proposal is referred to as the settlement proposal. A description of the settlement agreement can be found in “The Agreement and Plan of Merger — Settlement Agreement” beginning on page 50.
      More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/ prospectus to EBC shareholders.
Why is Coconut Palm proposing the merger, the adoption of the 2007 Stock Incentive Plan, the approval of Coconut Palm’s Amended and Restated Certificate of Incorporation and the approval of the Management Services Agreement?
      Coconut Palm is a blank-check company formed specifically as a vehicle for the acquisition of or merger with a business whose fair market value is at least 80% of the net assets of Coconut Palm. In the course of Coconut Palm’s search for a business combination partner, Coconut Palm was introduced to EBC, a company the board of directors of Coconut Palm believes has growth potential. The board of directors of Coconut Palm is attracted to EBC because of its position as one of the largest networks of television stations in the United States and as a distribution platform for Spanish-language television stations, among other factors. As a result, Coconut Palm believes that the merger with EBC will provide Coconut Palm stockholders with an opportunity to merge with, and participate in, a company with growth potential. The adoption of the 2007 Stock Incentive Plan is being undertaken because the board of directors of Coconut Palm deems it beneficial for the combined company going forward following the merger. The Amended and Restated Certificate of Incorporation proposal is being undertaken because as a result of the adoption of the 2007 Stock Incentive Plan and the requirement to issue common stock in the merger, a greater number of shares of common stock may be required to be issued than is currently authorized, a class of preferred stock is necessary to be authorized as part of the merger consideration for the EBC shareholders, and upon completion of the merger, management desires to change Coconut Palm’s name to reflect its operations. The staggered board proposal is being undertaken so that Coconut Palm will continue to have a staggered board following the merger. The approval of the management services agreement, pursuant to which Royal Palm will provide management and advisory services to Coconut Palm for an initial three-year term, is being sought because Coconut Palm may receive management services from qualified individuals who are familiar with the company and its operations, and while the board of Coconut Palm believes it is a fair agreement for Coconut Palm and its stockholders, due to the fact that the entity to provide such services, Royal Palm, is an affiliate of the officers and directors of Coconut Palm, the board wanted the stockholders to approve the agreement.
Why is EBC proposing the merger and settlement agreement proposals?
      EBC’s board of directors has determined that the merger with Coconut Palm is the most efficient method by which to provide liquidity to EBC shareholders. The common stock of Coconut Palm is registered with the Securities and Exchange Commission, which we refer to as the SEC, and currently trades on the OTC Bulletin Board. Upon consummation of the merger, the combined company intends to apply, contemporaneously with and subject to the consummation of the merger, to be quoted on the Nasdaq Global Market. In accordance with the terms of the merger, current EBC shareholders will receive shares of common stock and preferred stock of Coconut Palm and, as a result, will be holders of registered shares of stock.
      During merger negotiations, EBC and Coconut Palm determined that the surviving entity resulting from the merger should not be subject to the management agreement currently in place between EBC and Arkansas Media and that the management agreement should be terminated prior to the effectiveness of the merger. Therefore, the buy-out and termination of the management agreement, and the closing of the other matters described in the settlement agreement, is a condition precedent to the merger transaction and must be approved by the EBC shareholders if the merger is to be effected. The settlement agreement provides for the termination of Arkansas Media’s rights under the management services agreement with EBC, in exchange for $3,200,000 in cash, and 640,000 newly issued shares of EBC’s Class A common stock. The termination of the management agreement, and the related payments, will occur prior to the closing and will not involve any cash, shares or other assets of Coconut Palm. The shares of EBC issued to Arkansas Media as part of the settlement consideration will be converted into Coconut Palm shares at the closing of the merger in the same manner as other shares of EBC Class A common stock. For this reason, the payment of cash and EBC shares to Arkansas Media as part of the settlement agreement simply effects a reallocation of assets of EBC prior to the merger, resulting in Arkansas Media’s owning a greater percentage of ownership interest in EBC. A description of the settlement agreement can be found in “The Agreement and Plan of Merger — Settlement Agreement” beginning on page 50.
      The pricing and terms of the current settlement proposal evolved from prior independent negotiations with two other companies that made business combination offers to EBC prior to Coconut Palm’s offer. While these prior negotiations did not create any rights or obligations for any of the parites, these negotiations were useful in determining the terms of the current settlement proposal. These offers occurred in the fall of 2003 and January of 2006. In the fall of 2003, a company made an offer to purchase a controlling interest of EBC. In the process, this third party sought the right to require termination of all related party transactions. At that time, the pricing for the LPTV stations and the CAPCO note were agreed upon between Arkansas Media and the potential purchaser. In January 2006, another special purpose acquisition corporation (“SPAC”) negotiated a Letter of Intent to merge with EBC. This SPAC reviewed the previous documents and requested that the Arkansas Media Management Agreement be terminated prior to the merger occurring. Using the related party asset values from the 2003 negotiations, Arkansas Media agreed to terminate the management agreement as part of a comprehensive settlement agreement. Coconut Palm, like the two previous suitors, felt that the current management structure was not the best way to compensate the management of the company and required that the Arkansas Media Management Agreement be terminated prior to the merger occurring. Arkansas Media agreed to terminate the management agreement in accordance with the terms of the settlement agreement. As such, the final terms of the settlement agreement essentially evolved from the two previous negotiations and the Coconut Palm merger negotiations.
      EBC’s board of directors has approved the terms of the settlement agreement. However, because several members of EBC’s board of directors own interests in Arkansas Media, the EBC board of directors believes that a conflict of interest may exist under Arkansas law, and has therefore decided to withhold any recommendation to EBC shareholders regarding the settlement agreement.
      Therefore, the buy-out and termination of the management agreement, and the closing of the other matters described in the settlement agreement, is a condition precedent to the merger transaction and must be approved by the EBC shareholders if the merger is to be effected. A description of the settlement agreement can be found in “The Agreement and Plan of Merger — Settlement Agreement” beginning on page 50.
      The company’s merger offer was priced based on the contingency that this settlement was completed prior to the merger being consummated. The result of this Settlement Agreement is simply a reallocation of assets of the shareholders of EBC prior to the merger. As Morgan Joseph’s fairness opinion is centered on the aggregate consideration to be paid by Coconut Palm to EBC, and the settlement agreement does not affect the aggregate consideration to be paid by Coconut Palm, Morgan Joseph believed that the terms of the Settlement Agreement were not relevant to its analysis. Larry Morton, President of both Equity Broadcasting and Arkansas Media proposed the current settlement structure. This proposal was based on his prior negotiations with two other companies that made offers to acquire EBC prior to the Company’s offer. These offers occurred in the fall of 2003 and January of 2006. The EBC Board of Directors reviewed this settlement agreement proposal and voted unanimously to approve the merger and the terms of the settlement agreement. The two previous suitors felt that the current management structure was not the best way to insure compensation for the management of the company. This termination structure was part of the offer by another public company in January 2006. The Company elected to keep this provision in the current merger agreement. The management fee structure outlined in the management services agreement between Arkansas Media and EBC was designed to adequately compensate EBC’s previous management team. As the combined company moves forward, the parties anticipate that the management team will be significantly expanded and the plan to reward and keep strong senior management needed to be modified from the Arkansas Media-EBC arrangement.
      The termination of the agreement between Arkansas Media and Equity Broadcasting Corporation is a pre-merger event and does not impact the company going forward.
What vote is required in order to approve the merger proposal at the Coconut Palm meeting?
      The approval of the merger with EBC will require the affirmative vote of a majority of the shares outstanding as of the record date of Coconut Palm’s common stock that were issued in Coconut Palm’s initial public offering. In addition, each Coconut Palm stockholder who holds shares of common stock issued in Coconut Palm’s initial public offering, or purchased following such offering in the open market, has the right to vote against the merger proposal and, at the same time, demand that Coconut Palm convert such stockholder’s shares into cash equal to a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering is deposited. These shares will be converted into cash only if the merger is completed. Based on the amount of cash held in the trust account as of September 30, 2006, without taking into account any interest accrued after such date, stockholders who vote against the merger proposal and elect to convert such stockholder’s shares as described above will be entitled to convert each share of common stock that it holds into approximately $5.62 per share. However, if the holders of 2,300,000 or more shares of common stock issued in Coconut Palm’s initial public offering (an amount equal to 20% or more of the total number of shares issued in the initial public offering), vote against the merger and demand conversion of their shares into a pro rata portion of the trust account, then Coconut Palm will not be able to consummate the merger. Coconut Palm’s founding stockholder, RPCP Investments, an affiliate of our officers and directors, which purchased or received shares of common stock prior to Coconut Palm’s initial public offering, presently owns an aggregate of approximately 17.9% of the outstanding shares of Coconut Palm common stock, and this stockholder has agreed to vote the shares acquired prior to the public offering in accordance with the vote of the majority in interest of all other Coconut Palm stockholders on the merger proposal.
What vote is required in order to approve the stock incentive plan proposal at the Coconut Palm meeting?
      The approval of the adoption of the 2007 Stock Incentive Plan will require the affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and entitled to vote at the special meeting. The officers and directors of Coconut Palm intend to vote all of their shares of common stock in favor of this proposal.
What vote is required in order to approve Coconut Palm’s Amended and Restated Certificate of Incorporation at the Coconut Palm meeting?
      The approval of Coconut Palm’s Amended and Restated Certificate of Incorporation will require the affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date. The officers and directors of Coconut Palm intend to vote all of their shares of common stock in favor of this proposal.
What vote is required in order to approve the staggered board proposal at the Coconut Palm meeting?
      The approval of Article Ninth in Coconut Palm’s Amended and Restated Certificate of Incorporation relating to the staggered board will require the affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date. The officers and directors of Coconut Palm intend to vote all of their shares of common stock in favor of this proposal.
What vote is required in order to approve the management services proposal at the Coconut Palm meeting?
      Approval of the management services will require the affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and entitled to vote at the special meeting.
What vote is required in order to approve the merger at the EBC special meeting?
      EBC’s issued and outstanding capital stock consists of shares of Class A common stock, Class B common stock, and Series A preferred stock. EBC management has determined that voting by separate voting groups is required with respect to the merger proposal and the settlement proposal under the Arkansas Business Corporation Act of 1987, as amended, which we refer to as the ABCA. Therefore, each voting group, voting separately as a group, must approve the merger proposal and the settlement proposal. Pursuant to separate voting agreements entered into in connection with the merger agreement, the owners of all the outstanding Class B common shares and Series A Preferred shares are required to vote in favor of the merger proposal and the settlement proposal. In addition, the Class A common shareholders must approve the merger proposal and the settlement proposal for the two proposals to be effected. The merger proposal and the settlement proposal will be voted on together and will either collectively pass or fail.
      In order to be approved by EBC’s Class A common shareholders, the merger proposal and the settlement proposal must be approved by the affirmative vote of the holders of a majority of the outstanding Class A common shares. In addition to the approval by a majority of all outstanding Class A common shares, the merger proposal and settlement proposal must also receive the approval of a majority of a quorum of the shares of Class A common shares held by disinterested parties. As described more particularly herein, certain Class A shareholders have a conflict of interest with respect to the merger proposal and the settlement proposal. The votes of those shares held by Class A shareholders having a conflict of interest will be counted for the purpose of determining whether a majority of the total Class A shares have approved of the merger proposal and the settlement proposal but will be disregarded for the purpose of determining whether a majority of the disinterested Class A shares have approved of the merger proposal and settlement proposal. Both approvals must be obtained for the respective proposals to pass.

If I am not going to attend the Coconut Palm special meeting of stockholders in person, should I return my proxy card instead?
      Yes. After carefully reading and considering the information contained in this proxy statement/ prospectus, please complete and sign your proxy card. Then return the enclosed proxy card in the return envelope provided herewith as soon as possible, so that your shares may be represented at the Coconut Palm special meeting.
What will happen if I abstain from voting or fail to vote at the Coconut Palm meeting?
      Coconut Palm will count a properly executed proxy marked ABSTAIN with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote, because it is not an affirmative vote in favor of a respective proposal (i) will have the same effect as a vote against the merger proposal but will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held, unless an affirmative election voting against the merger proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card, (ii) will have the same effect as a vote against the stock incentive plan proposal, and (iii) will have the same effect as a vote against the Amended and Restated Certificate of Incorporation proposal and the staggered board Palm’s initial public offering are held, unless an affirmative election voting against the merger proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card, (ii) will have the same effect as a vote against the stock incentive plan proposal, and (iii) will have the same effect as a vote against the Amended and Restated Certificate of Incorporation proposal and the staggered board proposal. An abstention will have the same effect as a vote against the stock incentive plan proposal, but a failure to vote will have no effect on the stock incentive plan proposal, assuming that a quorum for the special meeting is present.
What do I do if I want to change my vote prior to the Coconut Palm meeting?
      If you are a record holder and you wish to change your vote, please send a later-dated, signed proxy card to Mario B. Ferrari at Coconut Palm prior to the date of the special meeting or attend the special meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to Mario B. Ferrari at the address of Coconut Palm’s corporate headquarters, provided such revocation is received prior to the special meeting. If your shares are held in “street name”, you should contact your broker on how to change your vote.
What is householding?
      Regulations regarding the delivery of copies of proxy materials and annual reports to stockholders permit us, banks, brokerage firms and other nominees to send one annual report and proxy statement to multiple stockholders who share the same address under certain circumstances. This practice is known as “householding.” Stockholders who hold their shares through a bank, broker or other nominee may have consented to reducing the number of copies of materials delivered to their address. In the event that a stockholder wishes to revoke a “householding” consent previously provided to a bank, broker or other nominee, the stockholder must contact the bank, broker or other nominee, as applicable, to revoke such consent. If a stockholder wishes to receive separate proxy materials, the stockholder may receive printed copies by contacting Coconut Palm Acquisition Corp., Investor Relations, 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432 by mail or by calling (561) 955-7300.
      Any stockholders of record sharing an address who now receive multiple copies of Coconut Palm’s annual reports and proxy statements and who wish to receive only one copy of these materials per household in the future should also contact Investor Relations by mail or telephone as instructed above. Any stockholders sharing an address whose shares of common stock are held by a bank, broker or other nominee who now receive multiple copies of Coconut Palm’s annual reports and proxy statements, and who wish to receive only one copy of these materials per household, should contact the bank, broker or other nominee to request that only one set of these materials be delivered in the future.

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If my shares of Coconut Palm are held in “street name” by my broker, will my broker vote my shares for me?
      No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provided to your broker.
What will Coconut Palm stockholders receive in the merger?
      If the merger is completed and you vote your shares for the merger proposal, you will continue to hold the Coconut Palm securities that you currently own. If the merger is completed but you hold shares of common stock issued in Coconut Palm’s initial public offering, or purchased following such offering in the open market, and have voted your shares against the merger proposal and have elected a cash conversion instead, your Coconut Palm shares will be cancelled and you will receive cash equal to a pro rata portion of the trust account, which, as of September 30, 2006, was equal to approximately $5.62 per share.
What will EBC shareholders receive in the merger?
      The total consideration and the aggregate shares issued to the holders of outstanding EBC capital is set forth previously under the heading “The Merger Proposal.” Pursuant to terms of the merger agreement, each share of EBC Class A common stock will be converted into the right to receive 1.461988 shares of Coconut Palm common stock. Each share of EBC Class B common stock will be converted into the right to receive 4.678362 shares of Coconut Palm common stock. In exchange for their shares of EBC Series A preferred stock, Sycamore and Univision will receive, pro rata according to their ownership of EBC Series A preferred stock, an aggregate of $25 million in cash and $15 million in EBC assets will be paid to Univision by the delivery to Univision of two existing EBC TV stations. With respect to each $5.13 accrued and unpaid dividends of EBC Series A preferred stock, Sycamore will receive one share of Coconut Palm common stock, or 271,711 shares, and Univision will receive one share of Coconut Palm Series A Convertible Non-Voting Preferred Stock, or 1,736,746 shares. Each outstanding EBC option will be converted into the right to receive options to purchase 1.461988 shares of Coconut Palm common stock under the proposed 2007 Stock Incentive Plan. The number of Coconut Palm shares actually issued to holders of EBC Class A and Class B common stock will be subject to a pro rata reduction in order to satisfy the requirement under the merger agreement that 2,100,000 of such shares be placed in escrow to secure EBC’s indemnification obligations. For example if you own one share of EBC Class A common stock, you will receive approximately 1.347076 shares of Coconut Palm common stock, with 0.114912 of the shares otherwise issued as merger consideration to be placed into escrow. These 2,100,000 shares represent approximately 7.86% of the aggregate Coconut Palm common stock to be issued in the merger. Alternatively, the holders of outstanding EBC Class A and Class B common stock and the holders of outstanding shares of EBC Series A preferred stock who were parties to the merger agreement may, at their own expense, purchase an insurance policy to satisfy EBC’s potential indemnity obligations, in which case no portion of the Coconut Palm shares issued in the merger would be placed into escrow. See “The Agreement and Plan of Merger — Purchase Price — Payment” beginning on page 44.
What percentage of the combined company’s voting interests will existing Coconut Palm stockholders own after the completion of the merger?
      After completion of the merger, through the issuance of additional Coconut Palm shares to EBC shareholders, Coconut Palm’s existing stockholders’ voting interest will be diluted from 100% to approximately 34.4% of the combined company’s voting interests assuming maximum approval, and approximately 30.5% of the combined company’s voting interests assuming minimum approval. The post-closing ownership level of existing Coconut Palm stockholders is not part of the 80% transaction requirement set forth in Coconut Palm’s final prospectus dated September 9, 2005 for its initial public offering. The requirement calls solely for the target to have a fair market value equal to at least 80% of Coconut Palm’s net assets at the time of the acquisition. Nonetheless, for informational purposes, the equity value of Coconut Palm’s existing stockholders’ interest on a post-closing basis in EBC, as a stand-alone entity prior to the merger, assuming minimum Coconut Palm stockholder approval representing 30.5% of the total post-closing interest, is $62.6 million, which is greater than 80% of the net assets of Coconut Palm of $52.1 million as of September 30, 2006. The following table sets forth how the above calculations were determined (in millions, except for percentages):

Total EBC Fair Market Value (as reflected in the Purchase Price for EBC)(1)	$277.4
Maximum Amount of EBC Debt to be Assumed as part of Purchase Price	$72.0
EBC Equity Value	$205.4
Coconut Palm Shares Outstanding	11.7
EBC Shares Outstanding	26.7
Total Shares Outstanding in Combined Company	38.4
Coconut Palm Ownership in the Combined Company	30.5%
Coconut Palm’s Stake in EBC Equity Value(2)	$62.6
Total Assets of Coconut Palm	$66.6
Total Current Liabilities of Coconut Palm	$(1.6)
Common Stock Subject to Possible Conversion	$(12.5)
Interest Attributable to Common Stock, Subject to Possible Conversion	$(0.4)
Net Assets of Coconut Palm as of September 30, 2006	$52.1
80% Transaction Analysis(3)	120.2%

(1)	See page 1 “Summary — The Merger” for the elements comprising the purchase price.

(2)	EBC Equity Value x Coconut Palm’s Post Closing Ownership percentage.

(3)	Coconut Palm’s Stake in EBC Equity Value/ Coconut Palm’s Net Assets
      If Coconut Palm were to use EBC’s fair market value instead of the EBC equity value in the above analysis, Coconut Palm’s post-closing interest in EBC’s fair market value of $277.4 million as a percentage of Coconut Palm’s net assets of $52.1 million would be 162.4%.
How is Coconut Palm paying for the merger?
      Coconut Palm will use its common stock and preferred stock as well as $25,000,000 in cash held in the trust account from its initial public offering and $15,000,000 in EBC assets paid to Univision by the delivery to Univision of two existing EBC TV stations to pay for the outstanding capital stock of EBC.
Do Coconut Palm stockholders have conversion rights? If so, how do they exercise them?
      If you hold shares of common stock issued in Coconut Palm’s initial public offering, or purchased following such offering in the open market, then you have the right to vote against the merger proposal and demand that Coconut Palm convert your shares of common stock into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held. These rights to vote against the merger and demand conversion of the shares into a pro rata portion of the trust account are sometimes referred to herein as conversion rights. The merger can still be consummated if no more than 19.99% of Coconut Palm stockholders elect to exercise their conversion right.
      If you wish to exercise your conversion rights, you must vote against the merger and, at the same time, demand that Coconut Palm convert your shares into cash. If, notwithstanding your vote, the merger is completed, then you will be entitled to receive a pro rata share of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held, including any interest earned thereon through the date of the special meeting. Based on the amount of cash held in the trust account as of September 30, 2006, without taking into account any interest accrued after such date, you will be entitled to convert each share of common stock that you hold into approximately $5.62 per share. If you exercise your conversion rights, then you will be exchanging your shares of Coconut Palm common stock for cash and will no longer own these shares of common stock. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the merger and then tender your stock certificate to Coconut Palm’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York,

NY 10004, Attention: Mark Zimkind, telephone (212) 845-3287. Inquiries regarding conversion may be addressed to Continental Stock Transfer. If you convert your shares of common stock, you will still have the right to exercise the warrants received as part of the units in accordance with the terms thereof. If the merger is not completed, then your shares will not be converted to cash at this time, even if you so elected. See “The Coconut Palm Special Meeting — Conversion Rights” beginning on page 72.
Do Coconut Palm stockholders have appraisal rights?
      Coconut Palm stockholders do not have appraisal or dissenters rights under the Delaware General Corporation Law in connection with the merger.
Do EBC shareholders have appraisal rights?
      Holders of EBC common stock who properly exercise their dissenters’ rights in accordance with Sections 4-27-1301 to 1331 of the ABCA are entitled to appraisal rights under the ABCA. Any shareholder of EBC may exercise dissenters’ rights only by delivering to EBC, before the vote of the EBC shareholders is taken on the proposed merger, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed merger is approved and effectuated, and the shareholder must not vote his or her shares in favor of the proposed merger, either in person at the EBC annual meeting or by proxy. A shareholder of EBC who does not satisfy these requirements as well as the other requirements of Sections 4-27-1301 to -1331 of the ABCA is not entitled to payment for his shares as a dissenting shareholder under the ABCA, and would be entitled to the consideration for his or her shares as provided in the merger agreement. Coconut Palm may terminate the merger agreement in the event that more than 5% of the outstanding EBC shares exercise their dissenters’ rights. See “The Merger Proposal — Appraisal or Dissenters’ Rights” beginning on page 88.
What happens to the funds deposited in the trust account after completion of the merger?
      Upon completion of the merger, Coconut Palm anticipates that there will be approximately $23,387,360 (assuming minimum approval) and $36,501,611 (assuming maximum approval) of funds remaining in the trust account after payment of amounts, if any, to stockholders requesting and exercising their conversion rights, that will be disbursed to Coconut Palm to be used in connection with the merger, to achieve revenue growth and for customary working capital purposes. Management of Coconut Palm estimates that the costs required to consummate the acquisition of EBC will be approximately $5,090,488.
      If the transaction with EBC is not consummated, an aggregate of approximately $2,702,444 will be due for claims or liabilities in excess of the net proceeds not held in the trust account. RPCP has agreed to be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by Coconut Palm for services rendered or contracted for or products sold to Coconut Palm in excess of the net proceeds of the offering not held in the trust account. Coconut Palm cannot guarantee that RPCP would be able to satisfy these obligations. If RPCP is unable to meet these obligations, Coconut Palm may be forced to liquidate. These factors raise substantial doubt about Coconut Palm’s ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm — Liquidity and Capital Resources” beginning on page 174.

Who will manage Coconut Palm and EBC upon completion of the merger?
      Upon completion of the merger, EBC will be merged with and into Coconut Palm, with Coconut Palm remaining as the surviving entity. It is anticipated that the surviving entity will be initially managed by the following persons:

Name	Position

Henry Luken, III	Chairman of the Board
Richard C. Rochon	Vice Chairman
Larry E. Morton	Director, President/CEO
Thomas M. Arnost	President/CEO — Broadcast Station Group
George W. Blank	Chief Financial Officer
Mario B. Ferrari	Chief Strategic Officer
Gregory Fess	Senior Vice President/COO
Mark Dvornik	Executive Vice President — Retro Television Network
Glenn Charlesworth	Vice President and Controller
James Hearnsberger	Vice President — Finance & Administration
Robert B. Becker	Director
Robert Farenhem	Director
      This list of individuals represents only the initial anticipated management personnel of the surviving entity. It is anticipated that four additional board designees will be appointed to the board by the existing Coconut Palm directors simultaneously with closing in accordance with the terms of the merger agreement effective as of the date of the closing of the merger, where two are designated by representatives of EBC, and two of which shall be designated by representatives of Coconut Palm. The right of Coconut Palm and EBC to designate each of their two designees as provided above terminates as of the closing of the merger. Management of Coconut Palm believes that the number and appointment of the members of the board of directors of the combined company complies with applicable laws but notes that these procedures remain subject to the stock exchange or quotation system on which the combined company’s securities are listed as well as Delaware corporate law including its certificate of incorporation and bylaws.
What will the name of the combined company be after the merger?
      Coconut Palm will change its name to a name similar to “Equity Media Holdings Corporation”.
Where will Coconut Palm common stock to be listed?
      Coconut Palm’s common stock, warrants and units are currently listed on the OTC Bulletin Board under the symbols CNUT, CNUTW and CNUTU, respectively. Upon consummation of the merger, EBC will merge with and into Coconut Palm, with Coconut Palm remaining as the surviving entity, and Coconut Palm’s name will be changed to a name similar to Equity Broadcasting Corporation. The surviving entity, will apply for listing on the Nasdaq Global Market.
What happens to Coconut Palm if the merger is not consummated?
      If the merger is not consummated, the 2007 Stock Incentive Plan will not be adopted, Coconut Palm’s Certificate of Incorporation will not be amended and restated and the management services agreement will not be approved, and Coconut Palm will continue to search for a service business to acquire. In addition, Coconut Palm will be liquidated if (i) it does not consummate a business combination by March 14, 2007 or, (ii) a letter of intent, agreement in principle or definitive agreement is executed, but not consummated, by March 14, 2007, then by September 14, 2007. In any liquidation, the net proceeds of Coconut Palm’s initial public offering held in the trust account, plus any interest earned thereon, will be distributed on a pro rata basis to the holders of Coconut Palm’s common stock. Our initial stockholder, RPCP Investments, and our officers and directors to the extent that they receive shares upon distribution from RPCP Investments has waived its right to participate in any liquidating distributions occurring upon our failure to consummate a business combination with respect to those shares of common stock acquired by it prior to completion of our initial public offering and have agreed to vote all of its shares in favor of any such plan of dissolution and liquidation.
By what date must the merger be consummated?
      The merger must be consummated by March 31, 2007, unless extended by EBC and Coconut Palm.
What happens to EBC if the merger is not consummated?
      If the merger is not consummated, EBC intends to continue its business as a privately-held company for the foreseeable future. In such case, neither the termination of the management agreement between EBC and Arkansas Media nor any of the other transactions described in the settlement agreement (see “Agreement and Plan of Merger — Settlement Agreement” beginning on page 50) will occur.
When do you expect the proposals to be completed?
      It is currently anticipated that the transactions and actions contemplated by the proposals will be completed simultaneously as promptly as practicable following the Coconut Palm special meeting of stockholders to be held on [ ], and the EBC special meeting of stockholders, to be held on the date to be determined by the EBC board of directors.
What are the expected United States federal income tax consequences to the merger?
      The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.
      An EBC shareholder’s receipt of Coconut Palm common stock in the merger will be tax-free for United States federal income tax purposes. However, an EBC shareholder who exercises his or her appraisal rights and who receives cash in exchange for his or her shares of EBC common stock generally will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of EBC common stock.
      The merger will have no direct tax effect on stockholders of Coconut Palm. However, a stockholder of Coconut Palm who exercises conversion rights and effects a termination of the stockholder’s interest in Coconut Palm will generally be required to recognize capital gain or loss upon the exchange of that stockholder’s shares of common stock of Coconut Palm for cash, if such shares were held as a capital asset on the date of the merger. That gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Coconut Palm common stock. No gain or loss will be recognized by non-converting stockholders of Coconut Palm.
      No gain or loss will be recognized by Coconut Palm or EBC as a result of the merger, except that EBC will have taxable gain to the extent that the value of the assets transferred to Univision in exchange for the EBC Series A preferred stock held by Univision exceeds the adjusted tax basis of said assets. For a description of the material federal income tax consequences of the merger, see “Merger Proposal — Material Federal Income Tax Consequences of the Merger” beginning on page 90.
Who can help answer my questions?
      If you are a Coconut Palm stockholder and have questions about the transactions discussed in the proxy statement/ prospectus, you may write or call Coconut Palm Acquisition Corp. at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, (561) 955-7300, Attention: Mario B. Ferrari. Also, we have retained Morrow & Co. to act as proxy solicitor and to assist in answering questions regarding matters to be voted on at the special meeting. You can contact Morrow & Co. at 39 South LaSalle Street, Suite 909, Chicago, Illinois 60603, (312) 236-8600, Attention: Kevin P. Kelly.
      If you are an EBC stockholder and have any questions about the transactions discussed in the proxy statement/ prospectus, you may write or call Equity Broadcasting Corporation, One Shackleford Drive, Suite 400, Little Rock, AR 72211-2545, (501) 219-2400, Attention: James Hearnsberger.

SUMMARY
      This summary highlights the material information from this proxy statement/ prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/ prospectus, including the Annexes, and the other documents to which this proxy statement/ prospectus refers you. See “Where You Can Find More Information” beginning on page 224.
Merger Proposal — Merger with Equity Broadcasting Corporation
The Parties

Coconut Palm Acquisition Corp.
      Coconut Palm was incorporated in Delaware on April 29, 2005, as a blank check company formed to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then currently unidentified operating business.
      The principal executive office of Coconut Palm is located at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, (561) 955-7300.

Equity Broadcasting Corporation
      EBC was incorporated in Arkansas on May 29, 1998 and is one of the largest owners of television stations in the United States and a distribution platform for Spanish-language television stations. Given this large platform of television stations, we believe EBC is well positioned to introduce new media service offerings in an effort to build the company into a diversified media services enterprise.
      The principal executive office of EBC is located at One Shackleford Drive, Suite 400, Little Rock, Arkansas 72211, (501) 221-0400, which will be the combined company’s headquarters after the merger.
The Merger
      The merger agreement provides for the acquisition by Coconut Palm of all of the outstanding securities of EBC through the merger of EBC with and into Coconut Palm, with Coconut Palm remaining as the surviving entity. The merger agreement was executed on April 7, 2006. Following completion of the merger, the business and assets of EBC will be Coconut Palm’s only operations. At closing, as consideration for such merger and subject to the stock escrow discussed below, Coconut Palm will, in exchange for all the outstanding shares of capital stock of EBC, provide total consideration of approximately $277.4 million comprised of the issuance of approximately 26,720,055 shares of Coconut Palm common stock valued at $155.3 million and 1,736,746 shares of Coconut Palm Series A preferred stock valued at $10.1 million, the delivery of $25 million in cash and $15 million in EBC assets and the assumption of up to $72 million in EBC debt, which debt was subject to upward adjustment of an additional $12 million as set forth below. Coconut Palm will also issue replacement options for 3,274,853 shares of Coconut Palm common stock. Specifically, the total consideration is comprised of:

•	26,448,344 shares of Coconut Palm common stock valued at $153.7 million issued to holders of EBC Class A and Class B common stock, where each share of EBC Class A common stock will be converted into the right to receive 1.461988 shares of Coconut Palm common stock and each share of EBC Class B common stock will be converted into the right to receive 4.678362 shares of Coconut Palm common stock;

•	271,711 shares of Coconut Palm common stock valued at $1.6 million issued to Sycamore Venture Capital, L.P., in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Sycamore;

•	$25 million in cash paid to Sycamore and Univision Communications, Inc. pro rata according to their ownership of EBC Series A Preferred Stock and $15 million in EBC assets paid to Univision by the delivery to Univision of two existing EBC TV stations also in exchange for their shares of EBC Series A preferred stock;

•	1,736,746 shares of Coconut Palm Series A preferred stock valued at $10.1 million issued to Univision in exchange for the accrued and unpaid dividends of EBC Series A preferred stock held by Univision; and

•	the assumption of up to $72.0 million of EBC debt, which amount would have been subject to an increase of up to $12.0 million in the event one or both of two TV stations set forth in the merger agreement had not been sold by EBC at or before closing, both of which stations have now in fact been sold.
      In addition, Coconut Palm will issue 3,274,853 options to purchase Coconut Palm common stock, where each outstanding option to purchase EBC Class A common stock will be converted into the right to receive options to purchase 1.461988 shares of Coconut Palm common stock. We have used the Black-Scholes option pricing model to determine the weighted average fair value of the option exchange assuming 35.1% volatility, a market price of $5.81 (the last trading day prior to the execution of the merger agreement), an exercise price of $5.13, an average life ranging from 5.2 to 9.3 years and a risk free rate of 4.9%. Based on these assumptions, the fair value of options at the date of announcement was $9.0 million. The dollar values of the shares of Coconut Palm common stock, Series A preferred stock and stock options referenced above are based on a per share price of $5.81 which was the price on April 6, 2006, the last trading day prior to the execution of the merger agreement.
      An aggregate of 2,100,000 shares of common stock of Coconut Palm to be issued to the holders of EBC Class A and Class B common stock as a part of the merger consideration will be withheld from each holder on a pro rata basis and will be placed in escrow to secure the indemnity obligations of EBC under the merger agreement. Alternatively, the holders of outstanding EBC Class A and Class B common stock and the holders of outstanding EBC Series A preferred stock who were parties to the merger agreement may, at their own expense, obtain insurance covering EBC’s indemnification obligations in the amount of the valuation of the Coconut Palm common stock to be held in escrow, the proceeds of which will be paid directly and only to Coconut Palm to remedy any such indemnification obligation of EBC arising out of the merger agreement. The $25,000,000 in cash to be paid to the holders of outstanding EBC Series A preferred stock will be paid from the cash held in the trust account from Coconut Palm’s initial public offering, which was consummated in September 2005.
      Coconut Palm and EBC plan to complete the merger as promptly as practicable after the Coconut Palm special meeting and the EBC special meeting, provided that:

•	Coconut Palm’s stockholders have approved the merger agreement and Coconut Palm’s Amended and Restated Certificate of Incorporation, including the Certificate of Designation;

•	holders of less than 20% of the shares of common stock issued in Coconut Palm’s initial public offering vote against the merger proposal and demand conversion of their shares into cash;

•	EBC’s stockholders have approved the merger proposal and the settlement proposal, as amended;

•	the necessary regulatory approvals have been obtained; and

•	the other conditions specified in the merger agreement have been satisfied or waived.
      The merger agreement may be terminated by either Coconut Palm or EBC if the merger is not consummated by March 31, 2007.
      The merger agreement, the first amendment to the merger agreement and the second amendment to the merger agreement are attached hereto as “Annex A-1”, “Annex A-2” and “Annex A-3” respectively, to this proxy statement/ prospectus. We encourage you to read the merger agreement and the first and second amendments in their entirety. See “Agreement and Plan of Merger” beginning on page 43.

      The dollar values of the shares of Coconut Palm common stock and Series A referenced above are based on a per share price of $5.81 which was the price on April 6, 2006, the last trading day prior to the execution of the merger agreement. Sycamore and Univision will receive additional shares of Coconut Palm common stock and Series A preferred stock, respectively, in exchange for accrued and unpaid dividends through the date of the completion of the merger because for each $5.13 of accrued and unpaid dividends of EBC Series A preferred stock held by Sycamore and Univision, Sycamore will receive one share of Coconut Palm common stock and Univision will receive one share of Series A preferred stock.
EBC Options
      An aggregate of 2,240,000 shares of EBC Class A common stock are issuable upon exercise of outstanding EBC stock options. At the effective time of the merger, EBC’s obligations with respect to each outstanding and unexercised option to purchase EBC Class A common stock that has an exercise price per share of $7.50, which we refer to as the EBC stock options, will be converted into options to purchase an aggregate of 3,274,853 shares of Coconut Palm common stock. If the Coconut Palm stockholders approve the 2007 Stock Incentive Plan, such shares will be issued the 2007 Stock Incentive Plan at the fair market value as of the date of the effective time of the merger.
      We have used the Black-Scholes option pricing model to determine the weighted average fair value of the option exchange assuming 35.1% volatility, a market price of $5.81 (the last trading day prior to the execution of the merger agreement), an exercise price of $5.13, an average life ranging from 5.2 to 9.3 years and a risk free rate of 4.9%. Based on these assumptions, the fair value of options at the date of announcement was $9.0 million.
      If at the effective time of the merger, the fair market value of EBC’s Class A common stock exceeds $7.50 per share, then the EBC stock options shall be converted into options to purchase an aggregate of 3,274,853 shares of Coconut Palm common stock. Specifically, each EBC stock option shall be converted into an option to purchase 1.461988 shares of Coconut Palm common stock at an adjusted exercise price so that the converted option retains the built in gain, if any, of the EBC stock option. The conversion formula and adjusted exercise are being determined in accordance with the Internal Revenue Code so that the conversion of the EBC stock options shall not be treated as the grant of a new stock right or a change in the form of payment for purposes of Section 409A of the Internal Revenue Code and shall not be considered a modification of EBC stock options pursuant to Section 424 of the Internal Revenue Code and the regulations thereunder.
      If the Coconut Palm stockholders do not approve the 2007 Stock Incentive Plan but the merger is approved, the current EBC stock option plans and the outstanding options issued pursuant to them will remain in existence following the merger. Under the terms of the merger agreement, Coconut Palm, as the surviving corporation, will be obligated to issue options to purchase an aggregate of 3,274,853 shares of Coconut Palm common stock in substitution of the existing EBC options. Such action will be taken without approval of the Coconut Palm stockholders. In such event, the exercise price of the EBC options will be adjusted and the stock underlying the EBC options will be converted into stock of Coconut Palm common stock using the same conversion ratio described above.
      In addition, pursuant to the terms of the merger agreement, Coconut Palm is obligated to issue options to purchase 2,000,000 and 250,000 to Larry Morton and Gregory Fess, respectively, under employment agreements to be entered in connection with the merger. If stockholders approve the 2007 Stock Incentive Plan, the options to Messrs. Morton and Fess will be issued under the 2007 Stock Incentive Plan. If stockholders do not approve the 2007 Stock Incentive Plan, these options will be issued pursuant to separate option agreements outside of any plan.
Approval of EBC’s Shareholders
      As indicated in the merger agreement, the approval of the shareholders of EBC is required to consummate the merger. The affirmative vote of the holders of a majority of the outstanding shares of each of EBC’s Class A common stock, Class B common stock and Series A preferred stock, voting as separate voting groups, is required to approve the merger proposal. In addition, based on the existence of a possible director conflict of interest, the vote of a majority of a quorum of the shares of EBC Class A common stock held by disinterested parties are required to approve and ratify the merger agreement and the settlement proposal related thereto. In connection with the signing of the merger agreement, Univision, Sycamore, John Whitman, Henry Luken III, and Arkansas Media, representing in the aggregate 38% of the outstanding EBC Class A common stock and 100% of the outstanding EBC Class B common stock and EBC Series A preferred stock, executed voting agreements and proxies voting in favor of the merger and related transactions. On June 2, 2006, EBC sent a letter and proxy to its shareholders discussing the merger and seeking the shareholders’ approval and consent for such merger. On June 15, 2006, at the annual meeting of EBC shareholders, the shareholders approved the merger. In response to a lawsuit initiated by an EBC shareholder, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement. The vote taken at the special meeting will supersede and replace the vote taken at the June 15, 2006 annual meeting. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/ prospectus to EBC shareholders.
Authority for Second EBC Shareholder Vote

On June 15, 2006 EBC held its annual meeting of shareholders. At that meeting, the EBC shareholders approved both the merger proposal and the settlement proposal. The first amendment to the merger agreement, approved by the boards of directors of EBC and Coconut Palm, was dated May 5, 2006 and provided for the extension of the due diligence period and clarified other miscellaneous provisions of the merger agreement. The second amendment to the merger agreement, approved by the boards of directors of EBC and Coconut Palm, was dated September 14, 2006 and increased the number of members of the board of directors of Coconut Palm following the closing, extended the termination date of the merger agreement and increased EBC’s maximum indebtedness. As discussed further below, EBC believes it is required under Arkansas law to seek approval of the merger proposal, as amended, from the EBC shareholders because the initial shareholder vote on June 15, 2006 did not authorize the EBC board to enter into material amendments to the merger agreement absent shareholder approval or ratification.
      Arkansas law generally requires that each party to a contract consent to any amendments or modifications to that agreement. See generally Southern Acid & Sulphur Company v. Childs, 207 Ark. 1109 (Ark. 1945); City of Lamar v. City of Clarksville, 314 Ark. 413 (Ark. 1993). Arkansas law does not specifically address amendment of a merger agreement. However, Arkansas courts have considered Delaware corporate law to be persuasive on other issues when Arkansas law is silent. See Hall v. Staha, 314 Ark. 71 (Ark. 1993) (Arkansas courts may consider Delaware corporate law in absence of applicable Arkansas precedent). Delaware statutory law provides that amendments to merger proposals must be submitted to the stockholders of the constituent corporations for approval unless the merger agreement provides for the board to have such authority. See Delaware General Corporation Law Section 251(d) (merger agreement may allow board to amend agreement without stockholder approval except under listed circumstances, including where stockholders’ interests could be adversely effected). This Delaware statute implies that if the merger agreement does not vest the authority to amend in the board of directors, shareholder approval must be obtained in connection with amendment of the agreement. The affirmative vote of EBC’s shareholders approving the merger proposal on June 15, 2006 did not authorize EBC’s board of directors to unilaterally amend the merger agreement. In addition, EBC views the modifications contained in the second amendment as material amendments to the merger agreement. Thus, EBC believes that is it required to resubmit the merger proposal, as amended, to the EBC shareholders for approval.
      Not only does EBC believe that the merger proposal, as amended, should be resubmitted to the shareholders for approval, but EBC also believes that it has authority under Arkansas law to replace the first shareholder vote with the second shareholder vote. Arkansas law expressly permits a corporation’s board of directors to condition its submission of a merger proposal to the shareholders on any basis. See Ark. Code Ann. § 4-27-1103(c). EBC believes that this statutory provision also permits the EBC board of directors to condition its submission of the merger proposal, as amended, to the shareholders on any basis. The EBC board of directors does not consider the merger proposal and settlement proposal to be advisable and in the best interest of EBC and its shareholders unless the merger proposal, as amended, is approved by the shareholders. Thus, the EBC board of directors is conditioning its submission of the merger proposal, as amended, to the EBC shareholders for approval by requiring either that the merger proposal, as amended, and the settlement proposal be approved, or the merger proposal and settlement proposal fail. The condition is merely that the EBC board has taken the position that a revote of the merger is required due to the second amendment and that at the second shareholder meeting to revote the merger the condition to vote for the merger is that EBC shareholders either vote for the merger proposal, as amended and the settlement proposal or EBC will not otherwise proceed with such proposals. This condition has the effect of causing the second EBC shareholder vote to replace the first vote of the shareholders at the June 15, 2006 meeting. The proxy of EBC for the second vote will state that the new vote will replace the June 15, 2006 vote and that the approval of the merger proposal at the second meeting may only be approval of the merger proposal, as amended.
      In summary, EBC believes that EBC and Coconut Palm must mutually agree to any amendment to the merger agreement. EBC also believes that it must seek shareholder approval of any amendment which materially alters the merger agreement. Furthermore, EBC believes that it has the authority to condition its submission of the merger proposal, as amended, to the shareholders for approval on the basis that if the merger proposal, as amended, does not pass, the merger proposal and settlement proposal will wholly fail.
      EBC also believes it is advisable under Arkansas law to provide additional disclosure to the EBC shareholders concerning the status of a shareholder lawsuit relating to the merger. See “New Vote by EBC Shareholders” at the end of the Summary section for additional discussion of the new vote of the EBC shareholders.
      Because the settlement agreement is so interrelated with the closing of the merger, EBC’s board will also require a shareholder revote for approval of the settlement agreement. A copy of the second amendment to the merger agreement is attached as “Annex A-3.”
Conversion Rights
      Pursuant to Coconut Palm’s Certificate of Incorporation, as originally filed, a holder of shares of Coconut Palm’s common stock issued in the initial public offering, or purchased following such offering in the open market may, if the stockholder votes against the merger, demand that Coconut Palm convert such shares into cash. This demand must be made on the proxy card at the same time that the stockholder votes against the merger proposal. If properly demanded, upon consummation of the merger, Coconut Palm will convert each share of common stock as to which such demand has been made into a pro rata portion of the trust account which consists of approximately $64,630,034 as of September 30, 2006 of the net proceeds of Coconut Palm’s initial public offering are held, plus interest earned thereon after such date. If you exercise your conversion rights, then you will be exchanging your shares of Coconut Palm common stock for cash and will no longer own these shares. Based on the amount of cash held in the trust account as of September 30, 2006, without taking into account any interest accrued after such date, you will be entitled to convert each share of common stock that you hold into approximately $5.62 per share. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the merger and then tender your stock certificate to Coconut Palm’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, Attention: Mark Zimkind, telephone (212) 845-3287. Inquiries regarding conversion may be addressed to Continental Stock Transfer. If the merger is not completed, then these shares will not be converted into cash. If you convert your shares of common stock, you will still have the right to exercise the warrants received as part of the units in accordance with the terms thereof. If the merger is not completed, then your shares will not be converted to cash at this time, even if you so elected.
      The merger will not be completed if the holders of 2,300,000 or more shares of common stock issued in Coconut Palm’s initial public offering, an amount equal to 20% or more of such shares, vote against the merger proposal and exercise their conversion rights.

Appraisal or Dissenters’ Rights
      No appraisal rights are available under the Delaware General Corporation Law for the stockholders of Coconut Palm in connection with the merger proposal.
      Consummation of the merger creates dissenters rights to the shareholders of EBC under applicable Arkansas law. Pursuant to sections 4-27-1301 to -1331 of the ABCA, any shareholder of EBC may only by delivering to EBC, before the vote of the EBC shareholders is taken on the proposed merger, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed merger is approved and effectuated, and the shareholder must not vote his or her shares in favor of the proposed merger, either in person at the EBC annual meeting or by proxy. A shareholder of EBC who does not satisfy these requirements as well as the other requirements of sections 4-27-1301 to -1331 of the ABCA is not entitled to payment for his shares as a dissenting shareholder under the ABCA, and would be entitled to the consideration for his or her shares as provided in the merger agreement.
      If the merger is approved by EBC shareholders, EBC shall, within ten days after the date on which such approval is obtained, deliver to such dissenting shareholder, if any, a form for demanding payment and a written notice setting forth where the payment demand must be sent and where and when certificates representing such dissenting shareholder’s shares must be deposited. The written notice will also set forth a date by which EBC must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the payment demand notice is delivered by EBC. A shareholder who has received a payment demand notice must then demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the notice, and deposit the shareholder’s share certificates pursuant to the terms of and within the deadlines set forth in the payment demand notice (as described in the preceding sentence).
      As soon as the merger becomes effective, or upon receipt of a payment demand, EBC shall pay each dissenter who complied with the payment demand notice requirements and other applicable dissenters’ rights provisions of the ABCA, the amount EBC estimates to be the fair value of the shares, plus accrued interest. Such payment will be accompanied by current financial statements of EBC, a statement of EBC’s estimate of the fair value of the shares, an explanation of how the interest amount was calculated, a statement of a dissenter’s right to demand payment under section 4-27-1328 of the ABCA and a copy of the dissenters’ rights provisions of the ABCA.
      If a dissenter believes that the amount paid by EBC is less than the fair value of the dissenter’s shares or that the interest has been incorrectly calculated, or EBC fails to make payment within sixty days after the date set for demanding payment, the dissenter may notify EBC in writing of the dissenter’s own estimate of the fair value of the shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment previously made). A dissenter waives right to make such demand unless he notifies EBC of such demand in writing within thirty days after EBC has made payment for his shares.
      If a demand for payment as set forth in the preceding paragraph remains unsettled, EBC shall commence a proceeding in Circuit Court of Pulaski County, Arkansas, within sixty days after receiving the payment demand set forth in the preceding paragraph and petition such court to determine the fair value of the shares and accrued interest. If EBC fails to commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      In the event that any EBC shareholder properly exercises dissenters’ rights, EBC intends to promptly obtain an independent appraisal of the fair value of EBC shares prior to the merger. EBC’s board of directors believes that the determined value of EBC shares, based on EBC’s value as a non-public entity which remains subject to the management agreement with Arkansas Media, will be substantially less than the value of the merger consideration payable by Coconut Palm under the terms of the merger agreement. Coconut Palm has the option to terminate the merger agreement in the event that more than 5% of the outstanding EBC shares exercise their dissenters’ rights.

Stock Ownership of Coconut Palm
      Of the 14,000,000 outstanding shares of Coconut Palm common stock, Coconut Palm’s founding stockholder, RPCP Investments, an affiliate of our officers and directors, which purchased or received shares of common stock prior to Coconut Palm’s initial public offering, presently owns an aggregate of approximately 17.9% of the outstanding shares of Coconut Palm common stock, and this stockholder has agreed to vote the shares acquired prior to the public offering in accordance with the vote of the majority in interest of all other Coconut Palm stockholders on the merger proposal.
      Based solely upon information contained in public filings, as of the record date, the following stockholders beneficially own greater than five percent of Coconut Palm’s issued and outstanding common stock, as such amounts and percentages are reflected in the public filing of such stockholder:

			Approximate
	Amount and		Percentage Of
	Nature of		Outstanding
	Beneficial		Common
Name and Address of Beneficial Owner(1)	Ownership		Stock

RPCP Investments, LLLP	2,500,000	(2)(3)	17.9%
Richard C. Rochon	2,500,000	(3)	17.9%
Prentice Capital Management, LP	1,667,000	(4)	11.9%
Michael Zimmerman	1,667,000	(4)	11.9%
Sapling, LLC	1,307,461	(5)	9.3%
Millenco, L.L.C	1,190,000	(6)	8.5%
All directors and executive officers as a group (5 individuals)	2,500,000	(3)	17.9%

(1)	Unless otherwise indicated, the business address of each of the owners is 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

(2)	RPCP Investments may distribute its shares as a dividend or liquidation distribution to Mr. Rochon, Stephen J. Ruzika, Jack I. Ruff, Mario B. Ferrari, and Robert Farenhem, RPCP Investments’ five limited partners, at a later date. If the shares are distributed prior to the end of the escrow period referred to below, such shares will remain in escrow for the duration of the period. To the extent such shares are not distributed to its limited partners, either prior to or subsequent to the end of the escrow period, they will be retained by RPCP Investments. Except for Mr. Rochon, as set forth in footnote 3 below, beneficial ownership of Coconut Palm common stock held by RPCP Investments is not attributed to its limited partners, Messrs. Ruzika, Ruff, Ferrari and Farenhem, all of whom are directors and/or executive officers of Coconut Palm.

(3)	These shares are held by RPCP Investments, LLLP. Mr. Rochon is president and director and owns a 54% interest in the general partner of RPCP Investments, Inc. As such, Mr. Rochon exercises voting and dispositive power over these shares. These shares do not include warrants to purchase 2,000,000 shares of common stock which will become exercisable on the later of the completion of the merger (or if the merger is not consummated, the first acquisition consummated) or September 8, 2006 and thus are not known to be exercisable within 60 days. Such warrants are held by CPACW, LLLP., the general partner of which is RPCP Investments, Inc. Assumes beneficial ownership of such warrants is attributable to Mr. Rochon due to his status as president and director of RPCP Investments, Inc. and his power to exercise investment control (in this instance voting and dispositive power) over the warrants. Mr. Rochon disclaims any beneficial ownership to the extent such beneficial ownership exceeds such pecuniary interest therein. CPACW purchased the warrants pursuant to the requirements of a Warrant Purchase Agreement dated May 18, 2005 among Morgan Joseph & Co. Inc. and each of Messrs. Rochon, Ruzika, Ruff, Ferrari and Farenhem, which agreement authorized Morgan Joseph to acquire for such persons up to 2,000,000 warrants at market prices not to exceed $0.70 per warrant during the 40 trading-day period commencing when Coconut Palm’s common stock and warrants began trading separately. The Warrant Purchase Agreement was intended to meet the requirements of a Rule 10b5-1 plan under the Securities Exchange Act of 1934 in that the Warrant Purchase Agreement functioned as a written plan that did not permit Coconut Palm or any of Messrs. Rochon, Ruzika, Ruff, Ferrari or Farenhem to exercise subsequent influence over how, when or whether to effect purchases, where all purchases were effected solely at Morgan Joseph’s discretion and through orders placed by Morgan Joseph (where no commission was received) and where all such purchases were effected through such plan. The foregoing information was derived from a Schedule 13G and from Forms 4 as filed with the SEC through February 7, 2006.

(4)	Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the shares of common stock reflected above. Michael Zimmerman as a Managing Member of Prentice Capital Management may be deemed to control such investments. Each of Prentice Capital Management and Michael Zimmerman disclaims beneficial ownership of all shares of common stock reflected above. The business address of the Prentice Capital Management, LP and Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022. The foregoing information was derived from a Schedule 13G and a Schedule 13G/A, as filed with the SEC on September 19, 2005 and February 14, 2006, respectively.

(5)	The business address of this entity is 535 Fifth Avenue, 31st Floor, New York, New York 10017. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership, is the sole member of Sapling, LLC and Fir Tree, Inc., a New York corporation, is the manager of Sapling, LLC. The foregoing information was derived from a Schedule 13G and a Schedule 13G/A, as filed with the SEC on September 23, 2005 and March 29, 2006, respectively.

(6)	Millenco, L.L.C. (formerly Millenco, L.P.) may be deemed to be the beneficial owner of 1,190,000 warrants exercisable into shares of Coconut Palm common stock. Each warrant entitles the holder to purchase one share of the Coconut Palm common stock at a price of $5.00, and will become exercisable upon the later of the Coconut Palm’s completion of a business combination and September 8, 2006. Millennium Management is the general partner of Millenco. Israel A. Englander is the managing member of Millennium Management and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millenium Management. The business address for Millenco, Millenium Management and Mr. Englander is 666 Fifth Avenue, New York, New York, 10103. The foregoing information was derived from a Schedule 13D/A as filed with the SEC on October 26, 2006.
Stock Ownership of EBC
      As of the record date, directors and executive officers of EBC and their affiliates beneficially owned and were entitled to vote approximately 5,017,825 shares of EBC common stock that have a market value of approximately $64,222,228 based on converting such shares using the merger exchange ratio of 1.461988 for Class A common stock and 4.678361 for EBC Class B common stock and multiplying that by Coconut Palm’s common stock price of $5.50 on March 8, 2007. The total of these shares represented approximately 34.72% of EBC’s issued and outstanding common stock as of the record date.
      As of the record date, there were 3,991,625 shares of EBC Series A preferred stock issued and outstanding and entitled to vote that have a market value of $51,046,514 based on converting such shares into the merger consideration consisting of (i) $40.0 million in cash and EBC assets, (ii) 1,736,746 shares of Coconut Palm Series A preferred stock valued at $9,552,103 and (iii) 271,711 shares of Coconut Palm common stock valued at $1,494,411 using Coconut Palm’s common stock price of $5.50 on March 8, 2007. Univision beneficially owns 3,451,625, or 86.5% of the outstanding EBC Series A preferred stock and Sycamore beneficially owns 540,000, or 13.5%, of the outstanding EBC Series A preferred stock.
      The following table sets forth information regarding the beneficial ownership of the common stock of EBC as of February 23, 2007, by:

•	each person known by EBC to be the beneficial owner of more than 5% of its outstanding shares of common stock based solely upon the amounts and percentages as are contained in the public filings of such persons;

•	each of EBC’s officers and directors; and

•	all of EBC’s officers and directors as a group.
      Unless otherwise indicated, EBC believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. As of February 23, 2007, there were 13,101,999 shares of EBC Class A common stock and 1,349,585 of EBC Class B common stock issued and outstanding.

			Approximate	Approximate
			Percentage of	Percentage of
	Amount and		Outstanding	Outstanding
	Nature of		Class A	Class B
	Beneficial		Common	Common
Name and Address of Beneficial Owner	Ownership		Stock	Stock

Henry G. Luken, III	3,737,400	(1)	25.95%	25.00%
641 Battery Place
Chattanooga, TN 37403
Arkansas Media, LLC	1,248,360	(2)	1.80%	75.00%
One Shackleford Drive Suite 400
Little Rock, AR 72211
RMS Limited Partnership	886,667	(3)	6.77%	*
2535 Success Drive
Odessa, FL 33556
Univision Communications, Inc.	847,665		6.47%	*
1999 Avenue of the Stars, Suite 3050
Los Angeles, CA 90067
Robert B. Becker	13,665		*	*
227 Sky Farm Road
Copake, NY 12516
Mindy L. Hooper Life Trust, Max Hooper, Trustee	11,500		*	*
One Shackleford Drive, Suite 400
Little Rock, AR 72211
Sandy Morton Life Trust, Larry E. Morton, Trustee	4,600		*	*
One Shackleford Drive, Suite 400
Little Rock, AR 72211
Lori Withrow	4,600		*	*
One Shackleford Drive, Suite 400
Little Rock, AR 72111
Gregory Fess	0		*	*
One Shackleford Drive, Suite 400
Little Rock, AR 72111
Glenn Charlesworth	0		*	*
One Shackleford Drive, Suite 400
Little Rock, AR 72111
James Hearnsberger	0		*	*
One Shackleford Drive, Suite 400
Little Rock, AR 72111
All directors and executive officers as a group (8 individuals)	5,017,825	(4)	28.00%	100.00%

*	Less than 1%

(1)	Mr. Luken, an EBC director, owns 3,400,000 Class A common shares and 337,400 Class B common shares.

(2)	Arkansas Media owns 236,175 Class A common shares and 1,012,185 Class B common shares. Arkansas Media, is 41.7% owned by the Sandra Morton Life Trust, Larry E. Morton, EBC Director and President,

as Trustee, 33.3% owned by the Mindy L. Hooper Life Trust, Max Hooper, Director and Senior Vice President, as Trustee and 25.0% owned by the Judith Fess Life Trust, Gregory W. Fess, EBC Director and Senior Vice President, as Trustee. Mr. Fess does not own EBC shares individually. Larry Morton is the sole managing member of Arkansas Media. All Arkansas Media shares will be distributed to the trusts either prior to or immediately following the merger.

(3)	RMS Limited Partnership is controlled by Roy Spears.

(4)	Includes 3,668,240 shares of Class A common stock and 1,349,585 shares of Class B common stock.
Coconut Palm’s Board of Directors’ Recommendation
      After careful consideration, Coconut Palm’s board of directors has determined unanimously that the merger proposal is fair to, and in the best interests of, Coconut Palm and its stockholders. Accordingly, Coconut Palm’s board has unanimously approved and declared advisable the merger and unanimously recommends that you vote or instruct your vote to be cast “FOR” the approval of the merger proposal.
      Coconut Palm’s board of directors has determined unanimously that the adoption of a stock incentive plan is fair to, and in the best interests of, Coconut Palm and its stockholders. Accordingly, Coconut Palm’s board has unanimously approved and declared advisable the adoption of the stock incentive plan and unanimously recommends that you vote or instruct your vote to be cast “FOR” the approval of the stock incentive plan.
      The approval of Coconut Palm’s Amended and Restated Certificate of Incorporation, including the addition of the Certificate of Designation, is a condition to the merger with EBC and the adoption of the stock incentive plan. Coconut Palm’s board of directors has determined unanimously that the Amended and Restated Certificate of Incorporation, including the addition of the Certificate of Designation, is fair to, and in the best interests of, Coconut Palm and its stockholders. Accordingly, Coconut Palm’s board has unanimously approved and declared advisable the Amended and Restated Certificate of Incorporation and unanimously recommends that you vote or instruct your vote to be cast “FOR” the approval of the Amended and Restated Certificate of Incorporation proposal.
      Coconut Palm’s board of directors has determined unanimously that the adoption of the staggered board proposal is fair to, and in the best interests of, Coconut Palm and its stockholders. Accordingly, Coconut Palm’s board has unanimously approved and declared advisable the adoption of the staggered board proposal and unanimously recommends that you vote or instruct your vote to be cast “FOR” the staggered board proposal.
      Finally, while Coconut Palm’s board of directors believes that the management services agreement is fair and in the best interest of Coconut Palm and its stockholders, given that the board of directors have a material interest in such agreement the board recommends that your vote be cast “FOR” the approval of the management services proposal.
Interests of Coconut Palm Directors and Officers in the Merger
      When you consider the recommendation of Coconut Palm’s board of directors that you vote in favor of the merger proposal, you should keep in mind that certain of Coconut Palm’s directors and officers have interests in the merger that are different from, or in addition to, your interests as a stockholder. These interests include, among other things, that if the merger is not approved and Coconut Palm fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, Coconut Palm is interests in the merger that are different from, or in addition to, your interests as a stockholder. These interests include, among other things, that if the merger is not approved and Coconut Palm fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, Coconut Palm is required to liquidate, and the shares of common stock issued prior to Coconut Palm’s initial public offering to and held by Coconut Palm’s founding stockholder, RPCP Investments, which is affiliated with Coconut Palm’s executives and directors, and the warrants issued following the initial public offering to CPACW, LLLP, which is affiliated with Coconut Palm’s executive officers and directors, will be worthless because Coconut Palm’s executives and directors are not entitled to receive any of the net proceeds of Coconut Palm’s initial public offering that may be distributed upon liquidation of Coconut Palm. RPCP Investments owns 2,500,000 Coconut Palm shares and CPACW, LLLP owns 2,000,000 Coconut Palm warrants. Based on prices as of March 8, 2007, the value of the shares held by RPCP Investments is $13,750,000 and the value of the warrants held by CPACW, LLLP is $1,080,000. The initial purchase price by RPCP Investments for the 2,500,000 shares was an aggregate investment of $25,000 which is equivalent to $0.01 per share. CPACW, LLLP’s initial purchase price for the 2,000,000 warrants was approximately $0.50 per warrant for a total investment of approximately $998,000. Based on the initial purchase prices and current prices, RPCP Investments gain on the shares would be $13,725,000. CPACW, LLLP’s gain on its investment in the warrants would be $82,102.
      Coconut Palm was formed by principals from Royal Palm Capital Partners. RPCP Investments, of which Richard C. Rochon, Robert C. Farenhem, Jack I. Ruff and Mario B. Ferrari are limited partners, holds a number of investments, one being a limited partnership interest in CPACW, LLLP. CPACW, LLLP holds the Coconut Palm warrants. Both entities were formed as investment vehicles for this merger and for other transactions. Messrs. Rochon, Farenhem, Ruff and Ferrari are all shareholders of RPCP Investments, Inc., which is the general partner of RPCP Investments, and CPACW, LLLP. RPCP Investments is a limited partner of CPACW, LLLP. Royal Palm Capital Partners is an indirect owner of Coconut Palm through its ownership interest in RPCP Investments.
      Messrs. Rochon, Ruff, Farenhem and Ferrari are shareholders of Royal Palm Capital Management, Inc., the general partner of Royal Palm, which we refer to as Royal Palm, and are limited partners of Royal Palm Capital Management, LLLP. Royal Palm Capital, a management company that was organized to provide management services to various portfolio companies in which Royal Palm Capital Partners, through its affiliates, has ownership interests, will provide management services to Coconut Palm once the transaction is completed. There is a management agreement between RPCP Investments and Royal Palm.
      Coconut Palm was created to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. As such its officers and directors are responsible for identifying, evaluating and selecting a target business. In their capacity as Coconut Palm, the above mentioned individuals have focused their work on finding potential acquisition targets, analyzing potential acquisition targets, analyzing valuation work, negotiating transaction terms with target companies, and reviewing various business case scenarios. In their capacity as Royal Palm, these individuals have acted as the lead advisor by coordinating the activities of other external professionals regarding the EBC transaction. In addition, they have assisted the company by preparing investment materials, analyzing market and industry research, coordinating and reviewing due diligence work, providing technical financial modeling including proforma financial statements, coordinating and analyzing business plans, and assisting in the preparation of applicable SEC financial information and documentation. In addition, other employees of Royal Palm outside of the individuals mentioned above provided services to Coconut Palm such as public relations, human resources, and accounting. The above mentioned activities by this entire group have been a constant occurrence since the creation of Coconut Palm.
      It is anticipated that after the consummation of the merger, Richard C. Rochon, the Chairman of the Board and Chief Executive Officer of Coconut Palm and Robert C. Farenhem, the Chief Financial Officer and a current director of Coconut Palm, and two additional persons whom Coconut Palm will designate will become directors of the combined company. All other current Coconut Palm directors will resign. The two proposed, identified directors of the post-merger company are affiliated with Coconut Palm and RPCP Investments as noted above. It is the intent of the current Coconut Palm directors to continue to identify two additional proposed directors at a time in conjunction with, or following closing of the merger (subject to exchange or NASDAQ requirements), who will constitute and comply with the independence requirements for directors as determined by the applicable exchange or NASDAQ. The criteria and procedures for identifying such directors include, but are not limited to, directors that do not have an affiliation with Coconut Palm or RPCP Investments, but who are either leading executives, industry experts, academics, entrepreneurs, or individuals who constitute other expertise that will contribute value for shareholders through their service on the board of directors as determined by the applicable exchange or NASDAQ. The procedures for identifying director candidates include receiving referrals from third party recruitment services and referrals of individuals from institutional relationships including mutual funds, investment banks, lending institutions, and other leading industry or non-industry executives that will fulfill the independence requirements for public reporting entities. These four seats will not constitute a majority of the board post closing as there will be nine seats on the post-merger board of directors. Any remuneration received by Messrs. Rochon and Farenhem for their service as members of the combined company’s board of directors will be determined by the compensation committee of the combined company following closing of the merger, in amounts customary for public companies of their size. Any such compensation shall be in addition to consideration received indirectly by Messrs. Rochon and Farenhem by virtue of their position as principals of Royal Palm for annual payments by the combined company to Royal Palm for advisory services. See “Certain Relationships and Related Transactions — Coconut Palm.”
      Mario B. Ferrari, Coconut Palm’s Vice President and a current director, will also become Chief Strategic Officer of the combined company after the consummation of the merger. Mr. Ferrari will not have an employment agreement with the combined company. Mr. Ferrari will receive compensation from Royal Palm Capital Management, LLLP, while serving as the combined company’s Chief Strategic Officer.
      In addition, at the closing of the merger, Coconut Palm shall enter into a management services agreement with Royal Palm Capital, an affiliate of Coconut Palm’s current officers and directors, pursuant to which Royal Palm will provide management and advisory services to the combined company. Royal Palm will receive an annual management fee of $1,500,000 for its services pursuant to a management services agreement which has a three year term subject to renewal for additional one year terms with approval of the majority of the independent directors of the board of directors.
      One of Royal Palm’s affiliates, RPCP Investments, LLLP, will receive a payment in the amount of $2,500,000 as part of a one-time management incentive plan to be funded to the extent the combined company receives proceeds from the exercise of outstanding warrants of Coconut Palm.
      As part of the merger, the management services agreement and the one-time management incentive plan has been approved by the Board of Directors of Coconut Palm. Because Messrs. Rochon, Ferrari, Ruff and Farenhem are principals of Royal Palm and indirectly principals of RPCP Investments the management services agreement and the one-time management incentive plan are considered interested transactions, approved by the beneficiaries of the contracts. Coconut Palm does not have an independent Board of Directors but anticipates having an independent board in compliance with the applicable exchange or quotation system on which its securities are listed following the completion of the merger. Due to the material interests that members of Coconut Palm’s Board of Directors have in the management services agreement, shareholder approval is also being sought for this agreement.
      As stated in our final prospectus for its initial public offering filed with the SEC on September 9, 2005, we did not anticipate that compensation or fees would be paid to our founding stockholder, officers and directors or to any of their respective affiliates prior to or with respect to the business combination except for the $7,500 per-month administrative fee and reimbursable out-of-pocket expenses payable to Royal Palm. Due to the knowledge base and expertise built up by the principals of Royal Palm prior to and during the process of evaluating prospective targets, including EBC, Coconut Palm deemed it more advisable and efficient to obtain lead acquisition advisory services from Royal Palm and its principals rather than to obtain similar lead advisory services from another third party. Coconut Palm worked with other third party advisors to supplement the lead advisor services received from Royal Palm. Royal Palm will not receive any advisory fees in connection with these services rendered in connection with the merger and its closing.
No Recommendation by EBC’s Board of Directors
      After due consideration, EBC’s board of directors unanimously approved the terms of the merger proposal. However, because the interests of certain directors and officers, as described under “Interests of Directors and Officers of EBC in the Merger,” differ from those of EBC shareholders with respect to consummation of the merger, the EBC board of directors believes that a conflict of interest may exist under Arkansas law, and has therefore decided to withhold any recommendation regarding the merger proposal.

Interests of Directors and Officers of EBC in the Merger
      You should understand that some of the current directors and officers of EBC have interests in the merger that are different from, or in addition to, your interests as a stockholder. In particular, Larry Morton, EBC’s current Chief Executive Officer and President, is expected to become Coconut Palm’s Chief Executive Officer and President, and Gregory Fess, EBC’s current Senior Vice President, is expected to become a Senior Vice President at Coconut Palm. Further, each of Larry Morton and Gregory Fess, who are referred to below as employees, are expected to enter into employment agreements with Coconut Palm in connection with the merger. A summary of the employment agreements can be found under “Agreement and Plan of Merger — Employment Agreements” beginning on page 60 and each of the form of employment agreements are attached to this proxy statement/ prospectus as Annexes F-1 and F-2. In addition, pursuant to the merger agreement, EBC and Univision have designated John Whitman to act as a representative on behalf of the shareholders of EBC. It is possible that potential conflicts of interest may arise with respect to Mr. Whitman’s obligations as shareholders’ representative and his interests individually as an EBC shareholder.
      At the direction of the EBC board of directors, EBC entered into a Consultant Agreement with Robert B. Becker, Inc. (“RBB”), whose sole shareholder is Robert Becker, an independent director of EBC and a director of the combined company following the merger. Under the terms of the Consulting Agreement, RBB receives a consulting fee of $15,000 per month and reasonable out of pocket expenses for assistance relating to the merger negotiation and execution. As of September 30, 2006, Mr. Becker has received $136,215 for his services.
      In addition, Larry Morton and Gregory Fess are principals in Arkansas Media, an entity that provides management services to EBC. In connection with the closing of the merger, and pursuant to the settlement agreement Arkansas Media will receive $411,009.47 from EBC for satisfaction of outstanding promissory notes. In addition, pursuant to the settlement agreement, (i) EBC will pay to Actron, Inc. (a controlling interest in which is owned by Larry Morton and Greg Fess) an amount equal to $411,009.47, plus accrued interest at seven percent since January 1, 2003, which on September 30, 2006 amounted to $107,830.85, in settlement of EBC’s obligations under a Promissory Note to Actron, Inc. dated January 1, 2003 relating to EBC’s purchase of Central Arkansas Payroll Company in 2003, (ii) Max Hooper, EBC’s director and Senior Vice President, and Greg Fess have agreed to resign as directors of Kaleidoscope Foundation, a nonprofit corporation, and a related agreement that Larry Morton may remain as a director of Kaleidoscope Foundation provided his duties do not conflict with those owed to EBC (or its survivor), (iii) EBC will purchase all of the assets of one, more, or all of the three television stations identified in Section 3 of the settlement agreement, which closing shall occur immediately prior to the closing of the merger, (iv) Arkansas Media will transfer its Fort Smith, Arkansas office building to EBC by special warranty deed in exchange for cash and EBC’s assumption of the current debt outstanding, and (v) Arkansas Media and EBC agree that they will cancel the management agreement, dated June 1, 1998, upon payment by EBC of cash and EBC Class A common stock to Arkansas Media as provided above.
      The three stations referenced above to be purchased by EBC are owned by Arkansas Media and include; the KWBF-LP station, which provides part of the central Arkansas coverage for KWBF-TV, the MyNetworkTV affiliate in Little Rock, at a purchase price of $300,000; the KLRA-LP station, which is the Univision affiliate for Little Rock, Arkansas, at a purchase price of $500,000; and the KWDW-LP station, which provides a part of the coverage in Oklahoma City for the Univision affiliate, at a purchase price of $500,000. These stations were valued as part of a transaction in 2003, which prices have not increased since such time. With respect to the Fort Smith office building referenced above, it is owned by Arkansas Media and will be purchased by EBC at the cost Arkansas Media paid for it in 2004 — $270,000 through the assumption of the existing note and mortgage of approximately $216,000 and a cash payment for the balance. The building appraised at $288,000 in 2004 when it was purchased.
      Because of the ownership interests of several members of EBC’s board of directors in Arkansas Media, a conflict of interest exists with respect to the settlement agreement between EBC and Arkansas Media. This is a potentially voidable contract under Arkansas law subject to (i) ratification by a majority of the disinterested directors of the corporation, (ii) ratification by a majority of the disinterested shareholders of the corporation, or (iii) the contract otherwise being fair to the corporation. EBC’s board of directors chose to submit the settlement agreement for approval by the corporation’s shareholders at the annual shareholder meeting on June 15, 2006. At this meeting, the settlement agreement was ratified by a majority of the shares of the corporation owned by disinterested shareholders. Shareholder ratification of the settlement agreement has the effect of removing the director conflict of interest as a reason for a court to declare the contract void in the event it is subsequently challenged. However, the initial June 15, 2006 EBC shareholder vote will not be used and has been abandoned except for the election of Messrs. Luken and Becker who were voted on separately from the merger and settlement proposals. Because both the merger agreement and the settlement agreement will be resubmitted to a vote of EBC’s shareholders, the board of directors will again require that the terms of the settlement agreement be ratified by EBC’s disinterested shareholders. See “New Vote by EBC Shareholders” at end of this Summary section.
      The Consulting Agreement by and between Equity Broadcasting Corporation and Robert B. Becker, Inc. will be terminated upon the consummation of the merger with Coconut Palm. The consulting agreement was entered into on March 12, 2006 and was retro-actively effective to December 8, 2005. Mr. Becker owns 13,665 shares of Equity Broadcasting Corporation Class A common stock and owns 15,000 EBC options. Mr. Becker was selected to be the primary liaison for the EBC board of directors during the merger process because he is the only independent director on EBC’s board.
One-Time Management Incentive Plan
      Immediately following closing, Coconut Palm, as the surviving corporation, will establish a one-time management cash incentive plan of up to a maximum of $8.5 million, intended to be funded solely by proceeds received by the anticipated exercise of outstanding Coconut Palm warrants, which, assuming all outstanding warrants are exercised, could generate proceeds of up to $115 million. The Coconut Palm warrants, which are exercisable at a price of $5.00 per share, may be exercised beginning upon the later to occur of (i) Coconut Palm’s completion of a business combination transaction, or (ii) one year from the date of Coconut Palm’s prospectus issued in its initial public offering, and must be exercised prior to September 2009. It is anticipated that such warrants will not be exercised unless the per share trading price of Coconut Palm common stock, following the merger, is greater than or equal to $8.50 per share. There is no guarantee that the warrants will be exercised. In the event that no warrants are exercised, the bonus will not be paid.
      The intent of the one-time management incentive plan is to allow the designees of the plan, as set forth below, to have potential economic upside for their continual efforts to create shareholder value following the closing of the merger. As set forth in the merger agreement and as provided in the paragraph above, cash incentives will be realized when shareholder value is created as reflected in the common stock price having increased and the outstanding Coconut Palm warrants are exercised. This economic incentive is structured as a distribution of cash to designated management which, may at the discretion of the compensation committee of the board, serve to enable them to buy additional stock.
      If the funds are available from the exercise of the warrants, under the merger agreement the terms of the plan will provide that Larry Morton will receive a bonus in the amount of $3,040,000, Gregory Fess will receive a bonus of $500,000, RPCP Investments will receive a payment in the amount of $2,500,000, and the balance of the plan funds will be distributed to officers, directors or third party service providers and advisors of Coconut Palm, as the surviving corporation, at the discretion of Coconut Palm’s compensation committee post-closing. If directed by Coconut Palm’s board of directors, in its discretion and subject to adjustment for negative tax consequences borne by each participant, the management incentive plan funds may be used to fund the cashless exercise of options granted under the Coconut Palm management stock option plan described above. The cashless exercise of options will not be used to fund the one-time management incentive plan, but the exercise of warrants held by CPACW, LLLP, an affiliate of Coconut Palm management may be used to help fund the plan in so far as proceeds from these warrant exercises will be used like all other warrant exercises and CPACW will be treated like all other holders of warrants in the exercise of their warrants. In the event warrants are exercised and proceeds from the exercise fund the plan, then any distribution to designees of the plan shall be first the Larry Morton up to the amount of $3,040,000, then to

Gregory Fess up to $500,000, then to RPCP Investments up to $2,500,000 with the balance of the funds distributed to officers, directors or third party service providers and advisors of Coconut Palm, as the surviving corporation, at the discretion of Coconut Palm’s compensation committee post-closing.
      In accordance with the terms set forth above which are reflected in the merger agreement, and which constitute all of the terms of the plan, the compensation committee of the combined company shall have authority to administer the plan.
Conditions to the Completion of the Merger
      The obligations of Coconut Palm, EBC and the shareholders of EBC to complete the merger are subject to the satisfaction or waiver of specified conditions before completion of the merger, including the following:

Conditions to Coconut Palm’s and EBC’s obligations:

•	the receipt of the Coconut Palm stockholder approval;

•	the receipt of the EBC shareholder approval;

•	the absence of any order or injunction preventing consummation of the merger;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”);

•	the receipt of necessary consents and approvals by third parties and the completion of necessary proceedings, including all necessary consents and approvals of the Federal Communications Commission (“FCC”); and

•	the closing of the asset purchase agreement between EBC and Univision providing for the sale to Univision of two EBC TV stations, the purpose of which is to help fund the retirement of Univision’s EBC preferred stock, or in lieu thereof, the issuance of a $15,000,000 secured promissory note, and related documents, in favor of Univision payable in one year with interest at 7% unless the asset purchase agreement closes earlier.

Conditions to Coconut Palm’s obligations:
      The obligation of Coconut Palm to complete the merger is further subject to the following conditions:

•	EBC’s representations and warranties that are qualified as to materiality must be true and correct, and those not qualified as to materiality must be true and correct in all material respects, in each case as of April 7, 2006 and as of the effective time of the merger;

•	EBC and the Major EBC Shareholders (those EBC Shareholders who are signatories to the merger agreement) must have performed or complied in all material respects all agreements and covenants required to be performed by them under the terms of the merger agreement;

•	the absence of any suit or proceeding by any governmental authority or any other person challenging the merger, prohibiting the EBC shareholders’ ownership of EBC capital stock or having a material adverse effect on EBC;

•	there must not have occurred since the date of the merger agreement any material adverse effect on EBC;

•	all shareholder agreements, voting agreements, buy-sell agreements and all similar agreements involving EBC and its shareholders shall have been terminated as of the closing, except as otherwise provided;

•	the employment agreements and consulting agreement shall have been executed by Messrs. Morton, Fess and Hooper, respectively, and delivered to Coconut Palm;

•	the voting agreements entered into by Univision, Henry Luken, III, Sycamore, and Arkansas Media and any entities controlled by them which are shareholders of EBC shall have been executed and delivered to Coconut Palm;

•	the holders of not more than five percent of the outstanding capital stock of any class of EBC shall have demanded appraisal rights in accordance with the ABCA;

•	EBC shall have delivered to Coconut Palm an officer’s certificate, dated as of the closing, certifying as to the satisfaction of certain conditions;

•	an appraisal of EBC with a valuation of at least $300 million conducted by a reputable media valuation firm such as Holt Media Group or other similar media evaluation firm;

•	Coconut Palm shall have received a fairness opinion from Morgan Joseph to the effect that the merger is fair to Coconut Palm’s shareholders from a financial point of view;

•	Coconut Palm shall have satisfactorily completed its due diligence review;

•	Coconut Palm shall have entered into a management services agreement with Royal Palm, generally providing that Royal Palm will provide general management and advisory services for an initial term of three years, subject to renewal thereafter on an annual basis by approval of a majority of the independent directors serving on Coconut Palm’s board of directors;

•	an aggregate of 2,100,000 shares of Coconut Palm common stock shall have been placed in escrow, or alternatively, the holders of outstanding EBC Class A and Class B common stock and the holders of outstanding shares of EBC Series A preferred stock who were parties to the merger agreement may, at their own expense, purchase an insurance policy to satisfy EBC’s potential indemnity obligations, in which case no portion of the Coconut Palm shares issued in the merger would be placed into escrow;

•	Coconut Palm shall have received “comfort” letters from Moore Stephens Frost, PLC dated the date of distribution of this proxy statement/ prospectus and the date of closing with respect to certain EBC financial statements and other financial information contained in this proxy statement/ prospectus;

•	EBC shall have delivered to Coconut Palm, as of the closing date, a true and complete list of all holders of EBC capital stock, stock options and any other rights to purchase EBC capital stock, as certified by EBC’s Secretary;

•	the total indebtedness of EBC as reflected on a balance sheet of EBC dated as of the date prior to closing and certified by EBC’s chief financial officer, shall not exceed $72.0 million or up to $84 million in the event that as of the closing date;

•	EBC has not sold two of its television stations and they remain as assets of EBC, or

•	EBC has entered into binding written agreements to sell these stations to third parties at certain minimum prices; and

•	EBC and the Major EBC Shareholders shall have delivered certificates evidencing the Class A Preferred Stock; Articles of Incorporation and Bylaws, as amended, of EBC and its subsidiaries; certified resolutions of EBC approving the merger agreement and the merger; the resignation of directors of EBC subsidiaries as requested; a written opinion from EBC’s counsel; a certificate of non-foreign status from EBC; and such other documents reasonably requested by Coconut Palm.

Conditions to EBC’s obligations:
      The obligation of EBC to complete the merger is further subject to the following conditions:

•	Coconut Palm’s representations and warranties that are qualified as to materiality must be true and correct and those not qualified as to materiality must be true and correct in all material respects, in each case as of April 7, 2006 and as of the effective time of the merger;

•	Coconut Palm must have performed or complied in all material respects all agreements and covenants required to be performed by it under the terms of the merger agreement;

•	the absence of any suit or proceeding by any governmental authority or any other person challenging the merger or having a material adverse effect on EBC;

•	Coconut Palm shall have delivered to EBC an officer’s certificate, dated as of the closing, certifying as to the satisfaction of certain conditions;

•	Coconut Palm shall be in compliance in all material respects with the reporting requirements under the Exchange Act;

•	the effectiveness of the registration statement under which the shares of common stock and preferred stock of Coconut Palm issuable as merger consideration have been registered with the SEC;

•	Coconut Palm shall have delivered certified resolutions of Coconut Palm authorizing and approving the merger agreement and the merger; evidence of consents and approvals reasonably requested by EBC; written opinion from Coconut Palm’s counsel; resignation of the Coconut Palm directors; and such other documents reasonably requested by EBC;

•	Coconut Palm shall have obtained directors’ and officers’ liability insurance with terms reasonably acceptable to EBC, and such insurance shall be in full force and effect;

•	Coconut Palm shall have made all necessary arrangements and satisfied all conditions to have the amount in the trust account (which shall contain no less than $63,120,589) disbursed to Coconut Palm immediately upon the closing; and

•	there must not have occurred since the date of the merger agreement any material adverse effect on Coconut Palm.
Termination, Amendment and Waiver
      The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after receipt of stockholder approval, as follows:

•	by mutual written consent;

•	by either party if the merger is not consummated on or before March 31, 2007;

•	by either party if any governmental authority shall have enacted, issued, promulgated or enforced any injunction, order, decree or ruling or taken any other action that has the effect of making consummation of the merger illegal;

•	by either party, subject to a 30-day cure period, if the other party has breached any of its covenants or representations and warranties in any material respect;

•	by either party if the merger agreement shall fail to receive either EBC or Coconut Palm stockholder approval at their respective stockholders’ meetings; or

•	by Coconut Palm, in writing, on or prior to May 15, 2006, if the results of due diligence review is not satisfactory to Coconut Palm in its sole discretion.
      If permitted under applicable law, either Coconut Palm or EBC may waive conditions for their own respective benefit and consummate the merger, even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the merger will occur.
Regulatory Matters
      We believe the merger and the transactions contemplated by the merger agreement are not subject to any federal or state regulatory requirement or approval, except for those requirements or approvals under the HSR Act and the Communications Act, and except for filings necessary to effectuate the transactions contemplated by the merger proposal and the Amended and Restated Certificate of Incorporation proposal with the Secretary of State of the State of Delaware and the Secretary of State of the State of Arkansas, as applicable.
Closing of the Merger
      Subject to the provisions of the merger agreement, the closing of the merger will take place no later than March 31, 2007, or, as soon as practicable after all the conditions described below under “The Agreement and Plan of Merger — Conditions to the Completion of the Merger” have been satisfied, unless Coconut Palm and EBC agree to another time.
The Stock Incentive Plan Proposal
      Coconut Palm is seeking stockholder approval for the adoption of the 2007 Stock Incentive Plan, pursuant to which the 2007 Stock Incentive Plan will govern up to 12,274,853 shares of Coconut Palm common stock comprised of (i) 3,274,853 shares converted from existing EBC options assumed in the merger, (ii) 2,000,000 and 250,000 shares underlying options issuable to Larry Morton and Gregory Fess, respectively, under employment agreements to be entered in connection with the merger, and (iii) 6,750,000 shares reserved for future grants. It is also anticipated that Thomas Arnost, George Blank and Mark Dvornik, who Coconut Palm has announced will be joining Coconut Palm as the closing of the merger, are expected to receive up to 1,750,000 options, resulting in the number of shares reserved for future grants being reduced from 6,750,000 to 5,000,000. The 2007 Stock Incentive Plan is attached as Annex B to this proxy statement/ prospectus. The purpose of the 2007 Stock Incentive Plan is to enable Coconut Palm to attract, retain, reward and motivate officers, directors, employees and consultants of Coconut Palm, its subsidiaries or affiliates by providing them with an opportunity to acquire or increase a propriety interest in the company.
      The 2007 Stock Incentive Plan will become effective upon the closing of the merger.
The Amended and Restated Certificate of Incorporation Proposal
      Coconut Palm is seeking approval for its proposed Amended and Restated Certificate of Incorporation, attached hereto as Annex C. The Amended and Restated Certificate of Incorporation will not become effective unless and until the merger is completed. The material terms of such Amended and Restated Certificate of Incorporation are to: (i) increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) increase the number of authorized shares of preferred stock from 1,000,000 to 25,000,000, (iii) change Coconut Palm’s name from “Coconut Palm Acquisition Corp.” to “Equity Broadcasting Corporation”, and (iv) authorize the issuance of approximately 1,736,746 shares of Coconut Palm Series A preferred stock, pursuant to the Certificate of Designation. The increase in the number of authorized shares of common stock and preferred stock, the name change and the designation of the Coconut Palm Series A preferred stock are being undertaken as a result of and in conjunction with the merger. As a result of the adoption of the 2007 Stock Incentive Plan and the requirement to issue common stock in the merger, we will require additional shares of common stock to be reserved in our Amended and Restated Certificate of Incorporation. In addition, in the event that the merger is completed, Coconut Palm will change its name to “Equity Media Holding Corporation” and issue approximately 1,736,746 shares of Coconut Palm Series A preferred stock pursuant to a Certificate of Designation. Sycamore and Univision will receive additional shares of Coconut Palm Series A preferred stock for accrued and unpaid dividends through the date of the completion of the merger.
      This Amended and Restated Certificate of Incorporation proposal is conditioned upon and subject to the approval of the merger proposal.
The Staggered Board Proposal
      Coconut Palm is seeking approval for an amendment to its Certificate of Incorporation to provide for a staggered board with three classes of directors, included as Article Ninth of the Amended and Restated Certificate of Incorporation, attached hereto as Annex C. Article Ninth will not become effective unless and until the merger is completed. Currently, Coconut Palm’s Certificate of Incorporation provides for a staggered board of directors with three classes of directors until the completion of a business combination. In order to continue to have a staggered board following the merger with EBC, Coconut Palm is seeking approval for Article Ninth in the Amended and Restated Certificate of Incorporation.
      The staggered board proposal is conditioned upon and subject to the approval of the merger proposal.
The Management Services Proposal
      In connection with the closing of the merger, the combined company will enter into a management services agreement with Royal Palm Capital Partners, an affiliate of Coconut Palm’s current officers and directors, pursuant to which the Royal Palm will provide on-going management services, such as general management, advisory, administrative, financial, acquisition and disposition services, for an annual fee of $1.5 million during a three year contract term subject to renewal for additional one year terms with approval of the majority of the independent directors of the board of directors.
      The management services proposal is conditioned upon and subject to the approval of the merger proposal.

Developments Since Execution of Merger Agreement
      On May 5, 2006, Coconut Palm, EBC and certain EBC shareholders entered into the first amendment to the merger agreement, providing primarily for the extension of the four week due diligence review period by one additional week, ending on May 12, 2006. The first amendment to the merger agreement also clarified other miscellaneous provisions of the merger agreement and is attached as Annex A-2.
      On May 12, 2006, Coconut Palm provided notice to EBC that Coconut Palm had completed its due diligence review and that it was proceeding with the merger in accordance with the terms of the merger agreement.
      On May 19, 2006, Morgan Joseph delivered its opinion to Coconut Palm’s board of directors that the consideration to be paid by Coconut Palm in the merger pursuant to the merger agreement was fair from a financial point of view to Coconut Palm.
      On June 14, 2006, Sanders Morris Harris delivered its opinion to EBC’s board of directors that the consideration to be paid by coconut Palm in the merger pursuant to the merger agreement was fair from a financial point of view to the holders of Class A common stock.
      On June 15, 2006, Coconut Palm was informed by EBC that EBC shareholders had approved the merger. Coconut Palm was also informed that EBC and each member of the EBC board of directors had been named in a lawsuit filed by an EBC shareholder in the circuit court of Pulaski County, Arkansas on June 14, 2006 (Case No. CV06-6601). The lawsuit contains both a class action component and derivative claims. The class action claims allege various deficiencies in EBC’s proxy used to inform its shareholders of the special meeting
      On June 14, 2006, Sanders Morris Harris delivered its opinion to EBC’s board of directors that the consideration to be paid by coconut Palm in the merger pursuant to the merger agreement was fair from a financial point of view to the holders of Class A common stock.
      On June 15, 2006, Coconut Palm was informed by EBC that EBC shareholders had approved the merger. Coconut Palm was also informed that EBC and each member of the EBC board of directors had been named in a lawsuit filed by an EBC shareholder in the circuit court of Pulaski County, Arkansas on June 14, 2006 (Case No. CV06-6601). The lawsuit contains both a class action component and derivative claims. The class action claims allege various deficiencies in EBC’s proxy used to inform its shareholders of the special meeting to consider the merger. These allegations include: (i) failure to provide sufficient information regarding the fair value of EBC’s assets and the resulting fair value of EBC’s Class A common stock; (ii) that the interests of holders of EBC’s Class A common stock are improperly diluted as a result of the merger to the benefit of the holders of EBC’s Class B common stock; (iii) failure to sufficiently describe the further dilution that would occur post-merger upon exercise of Coconut Palm’s outstanding warrants; (iv) failure to provide pro-forma financial information; (v) failure to disclose alleged related party transactions; (vi) failure to provide access to audited financial statements during previous years; (vii) failure to provide shareholders with adequate time to review a fairness opinion obtained by EBC’s board of directors in connection with the merger; and (viii) alleged sale of EBC below appraised market value of its assets. The derivative components of the lawsuit allege instances of improper self-dealing, including through a management agreement between EBC and Arkansas Media.
      In addition to requesting unspecified compensatory damages, the plaintiff also requested injunctive relief to enjoin the EBC annual shareholder meeting and the vote. An injunction hearing was not held before the EBC annual meeting regarding the merger so the meeting and shareholder vote proceeded as planned and the EBC shareholders approved the merger. On August 9, 2006, EBC’s motion to dismiss the lawsuit was denied. According to EBC, while EBC views the lawsuit as baseless, representatives of EBC have negotiated in good faith with plaintiff’s counsel in an attempt to settle the lawsuit. These negotiations did not result in a settlement agreement. Plaintiff, however, filed a “Motion to Enforce Settlement Agreement” on February 21, 2007, alleging that the parties reached an oral agreement to settle the lawsuit. EBC denies this allegation. EBC’s response is due by March 7, 2007, and no hearing on this motion has been scheduled. Coconut Palm and EBC are proceeding with the merger in accordance with the terms of the merger agreement.
     New Vote by EBC Shareholders
      On June 2, 2006, EBC sent a letter and proxy to its shareholders discussing the merger and seeking the shareholders’ approval and consent for the merger, settlement agreement and election of two directors. On June 15, 2006, at the annual meeting of EBC shareholders, the shareholders voted in favor of the merger and related matters, as required under Arkansas law. A lawsuit concerning the merger and related matters was filed against EBC and its directors on June 14, 2006, and following the vote on the merger and related matters by the EBC shareholders, the merger agreement was materially amended on September 14, 2006 (described on the following page). In response to the EBC shareholder lawsuit, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement and the settlement agreement. The initial vote at the June 15, 2006 annual meeting, including any proxy delivered therewith, has been abandoned and will not be counted, or utilized in any way, in connection with the merger and under general Arkansas corporate law principles the vote to be taken at the new upcoming special meeting of EBC shareholders will be a new vote, superseding and replacing the vote taken at the June 15, 2006 annual meeting of EBC shareholders, except that the affirmative vote re-electing Mr. Luken and Mr. Becker to EBC’s board of directors will not be abandoned. EBC will keep the initial June 15, 2006 vote solely relating to the re-election of Mr. Luken and Mr. Becker as this vote was part of the annual meeting but separate from the merger and settlement agreement. EBC believes it is required under Arkansas law to have a new vote on the merger to apprise EBC shareholders of (1) developments regarding the EBC shareholder lawsuit challenging the merger, and (2) the material second amendment of the merger agreement on September 14, 2006 increasing the number of directors in the surviving corporation and extending the termination date of the merger agreement from December 31, 2006 to March 31, 2007. See page 4 “Summary — Authority for Second EBC Shareholder Vote” for a discussion of authority of EBC to hold a second shareholder meeting on the merger agreement. The board of directors of EBC relied, in large part, on the advice of its Arkansas based counsel with respect to matters under Arkansas law and the board reached the decisions on how to proceed with the new vote based on such guidance as well as factors it determined important to proceed with the merger. See page 87, “EBC’s Reasons for Merger and Recommendation of the EBC Board.”
      At the new EBC shareholder special meeting, in addition to voting on whether EBC proceeds with the merger, EBC’s shareholders will also be asked to ratify a Settlement Agreement between EBC and Arkansas Media regarding the termination of an existing management agreement between EBC and Arkansas Media which both parties have determined will not provide the most effective management structure for the combined company following the merger. Based on the existence of a possible conflict of interest of the EBC directors in the transaction under Arkansas law, the EBC board of directors will withhold any recommendation to the EBC shareholders regarding the merger. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/prospectus to EBC shareholders.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed an investment decision by EBC shareholders constituting an offer and sale by Coconut Palm of its securities in violation of Section 5 of the Securities Act of 1933. See “Risk Factors — Risks Related to the Offering: Concerns under the Securities Act.” However, Coconut Palm believes that if the first vote is deemed a violation of Section 5, such violation will not result in any material financial exposure to Coconut Palm, based on the following factors: the June 15, 2006 vote by the EBC shareholders was abandoned and no offering activity involving the EBC shareholders occurred following the initial vote; no Coconut Palm securities were or will be issued based on the June 15, 2006 vote by the EBC shareholders; a new vote by EBC shareholders will occur following the effective date of this Registration Statement, providing nearly 6 months from the time the EBC shareholder vote on the merger was abandoned around September 14, 2006; the EBC shareholders will base their new note on the merger on updated information contained in this Registration Statement; and Coconut Palm and EBC will only rely on the new EBC shareholder vote in connection with closing its merger, at which point only then will Coconut Palm securities be issued to EBC shareholders in accordance with the terms of the merger agreement. Based on these factors, Coconut Palm does not believe there is any material financial exposure or liability relating to Section 5. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm.”
      On September 14, 2006, Coconut Palm, EBC and certain EBC shareholders entered into the second amendment to the merger agreement, providing for (i) the increase in the number of members of the combined company’s board of directors from seven to nine, (ii) the extension of the termination date of the merger agreement from December 31, 2006 to March 31, 2007, and (iii) the increase in EBC’s maximum indebtedness to reflect EBC’s operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007. The second amendment to the merger agreement is attached as “Annex A-3.”
      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.

SELECTED HISTORICAL AND UNAUDITED
PRO FORMA FINANCIAL INFORMATION
      We are providing the following financial information to assist you in your analysis of the financial aspects of the merger. We derived the EBC historical information from the audited consolidated financial statements of EBC as of and for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 and from the unaudited consolidated financial statements as of and for the nine months ended September 30, 2006. The information as of and for the years ended December 31, 2002 and 2001 was derived from EBC’s audited consolidated financial statements which are not contained in this proxy statement/ prospectus. We derived the Coconut Palm historical information from the audited financial statements of Coconut Palm for the period from April 29, 2005 (date of inception) to December 31, 2005, and from unaudited financial statements for the nine months ended September 30, 2006 and for the period from April 29, 2005 (date of inception) to September 30, 2006. The information is only a summary and should be read in conjunction with each company’s management’s discussion and analysis of financial condition and results of operations and historical financial statements and related notes contained elsewhere herein. The historical results included below and elsewhere in this document are not indicative of the future performance of EBC, Coconut Palm or the combined company.
Coconut Palm Selected Historical Financial Data
      The following table sets forth selected historical financial data of Coconut Palm. The information presented below was derived from Coconut Palm’s audited consolidated financial statements for the period from April 29, 2005 (date of inception) to December 31, 2005 and from the unaudited financial statements for the nine months ended September 30, 2006 and for the period from April 29, 2005 (inception) to September 30, 2006. This information is only a summary. You should read it together with Coconut Palm’s historical financial statements accompanying notes in this proxy statement/ prospectus.

		Period from	Period from
	Nine Months	Apr. 29, 2005	Apr. 29, 2005
	Ended	(Inception) to	(Inception) to
	September 30, 2006	Dec. 31, 2005	September 30, 2006

	(Unaudited)		(Unaudited)
Condensed statements of operations:
Operating costs	$(433,510)	$(146,923)	$(580,433)
Interest income	1,523,758	507,871	2,031,629

Income before provision for income taxes	1,090,248	360,948	1,451,196
Provision for income taxes	(82,210)	(25,756)	(107,966)

Net income(1)	$1,008,038	$335,192	$1,343,230

Net income per share(1)
Basic	$0.07	$0.04
Diluted	0.06	0.04
Weighted average number of shares outstanding
Basic	14,000,000	7,544,534
Diluted	15,803,173	7,895,119

(1)	Includes net income allocable to common stockholders subject to possible conversion.

	As of	As of
	Sept. 30, 2006	Dec. 31, 2005

	(Unaudited)
Condensed balance sheets data:
Cash	$319,606	$934,086
Investment held in Trust	64,630,034	63,120,584
Total assets	66,621,627	64,069,669
Total liabilities	1,645,253	101,333
Common stock subject to possible conversion	12,517,738	12,517,738
Interest income attributable to common stock subject to possible conversion	401,806	100,067
Total stockholders’ equity	52,056,830	51,350,531
Total liabilities and stockholders’ equity	66,621,627	64,069,669
EBC Selected Historical Financial Data
      The following table sets forth selected historical financial data of EBC. The information presented below was derived from EBC’s audited consolidated financial statements as of December 31, 2005, 2004, 2003, 2002 and 2001 and unaudited consolidated financial statements as of and for the nine months ended September 30, 2006 and 2005. The information as of and for the years ended December 31, 2002 and 2001 was derived from EBC’s audited consolidated financial statements which are not contained in this proxy statement/prospectus. The information presented below is only a summary. You should read it together with EBC’s management’s discussion and analysis of financial condition and results of operations and historical consolidated financial statements and accompanying notes in this proxy statement/prospectus.

						9 Months Ended
	Fiscal Years Ended Dec. 31,					September 30,

	2005	2004	2003	2002	2001	2006	2005

	($ in thousands, except earnings per share)
						(Unaudited)
Consolidated Statements of Operations Data
Revenue:	$27,471	$22,402	$19,617	$17,588	$12,909	$23,076	$19,933
Operating expenses	(43,327)	(37,021)	(29,555)	(24,204)	(21,552)	(32,230)	(30,038)

(Loss) from operations	(15,856)	(14,619)	(9,938)	(6,616)	(8,643)	(9,154)	(10,105)
Interest expense, net	(5,085)	(3,189)	(1,622)	(1,263)	(4,406)	(5,657)	(3,482)
Gain (loss) on sale of assets	7,676	11,282	3,075	(221)	11,302	410	8,213
Other income (expense)	548	464	457	(390)	1,263	343	1,192

Income (loss) before income tax	(12,717)	(6,062)	(8,028)	(8,490)	(484)	(14,058)	(4,182)
Income tax (benefit) expense	—	—	—	—	—	—	—

Net income (loss)	$(12,717)	$(6,062)	$(8,028)	$(8,490)	$(484)	$(14,058)	$(4,182)

Net income (loss) per share available to common shareholders:
Basic	$(0.87)	$(0.44)	$(0.60)	$(0.63)	$(0.04)	$(0.97)	$(0.29)
Diluted	$(0.87)	$(0.44)	$(0.60)	$(0.63)	$(0.04)	$(0.97)	$(0.29)
Weighted average common shares outstanding:
Basic	14,551	13,705	13,454	13,579	13,565	14,452	14,550
Diluted	14,551	13,705	13,454	13,579	13,565	14,452	14,550
Selected Balance Sheets Data (at period end)
Total assets	$120,159	$118,585	$91,482	$89,131	$84,761	$114,964	$127,217
Long-term obligations	62,626	44,556	26,919	10,815	4,654	71,679	57,088
Total liabilities	75,663	57,356	38,607	28,716	17,882	84,526	70,170

Selected Unaudited Pro Forma Combined Financial Information
      The merger will be accounted for as a reverse acquisition application of the equity recapitalization method of accounting. Accordingly, although the merger is structured such that EBC will be merged with and into Coconut Palm at closing, EBC will be treated as the acquirer for accounting and financial reporting purposes. The assets and liabilities of Coconut Palm will be recorded, as of completion of the merger, at their respective historical cost, which is considered to be the equivalent of fair value and added to those of EBC.
      We have presented below selected unaudited pro forma combined financial information that reflects the equity recapitalization method of accounting and is intended to provide you with a better picture of what our business might have looked like had EBC and Coconut Palm actually combined. The combined financial information may have been different had the companies actually been combined. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this document.
      The selected unaudited pro forma combined financial data is based on estimates and assumptions that are preliminary. The data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of EBC that would have been reported had the proposed merger been completed as of the date presented, and should not be taken as representative of future consolidated results of operations or financial condition.
      The unaudited pro forma condensed combined balance sheet data assumes that the merger took place on September 30, 2006 and combines EBC’s historical balance sheet at September 30, 2006 and Coconut Palm’s historical condensed balance sheet at September 30, 2006. The unaudited pro forma combined statement of operations data assumes that the merger took place as of January 1, 2005 and January 1, 2006, respectively.
      The selected unaudited pro forma combined financial data has been prepared using two different levels of approval of the merger by the Coconut Palm stockholders, as follows:

•	Assuming Maximum Approval: assumes no stockholders of Coconut Palm seek to convert their shares into a pro rata share of the trust account; and

•	Assuming Minimum Approval: assumes Coconut Palm stockholders owning 19.99% of the stock issued in the initial public offering seek conversion.

	Nine Months Ended		Year Ended
	September 30, 2006		Dec. 31, 2005

	Maximum	Minimum	Maximum	Minimum
	Approval	Approval	Approval	Approval

	($ in thousands, except per share data)
Unaudited combined pro forma statement of operations data:
Total revenue	$22,884	$22,884	$27,390	$27,390
Operating expenses	(32,332)	(32,332)	(43,177)	(43,177)

Loss from operations	(9,448)	(9,448)	(15,787)	(15,787)
Interest (expense), net	(4,165)	(4,467)	(4,621)	(4,721)
Other income, net	752	752	8,224	8,224

Loss before income tax	(12,861)	(13,163)	(12,184)	(12,284)
Income tax expense	(82)	(82)	(26)	(26)
Net loss	(12,943)	(13,245)	$(12,210)	$(12,310)

Net loss per share
Basic and diluted	$(0.32)	$(0.34)	$(0.38)	$(0.40)

	As of
	September 30, 2006

	Maximum	Minimum
	Approval	Approval

	($ in thousands)
Unaudited pro forma selected condensed balance sheet data:
Cash and cash equivalents	$34,176	$21,255
Total assets	141,551	128,630
Total liabilities	85,868	85,868
Total shareholders’ equity	46,773	33,852
Comparative Per Share Data
      The following table sets forth selected historical per share information of EBC and Coconut Palm and unaudited pro forma combined per share ownership information of EBC and Coconut Palm after giving effect to the merger, assuming a maximum level and a minimum level of approval of the merger by Coconut Palm stockholders who exercise their conversion right. The table assumes that no appraisal rights have been exercised by the EBC stockholders. You should read this information in conjunction with the selected summary historical financial information, included elsewhere in this proxy statement/ prospectus, and the historical financial statements of EBC and Coconut Palm and related notes that are included elsewhere in this proxy statement/ prospectus. The unaudited EBC and Coconut Palm pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included on page 186 in this proxy statement/ prospectus. The historical per share information is derived from financial statements as of and for the years ended December 31, 2004 and 2005 for EBC and April 29, 2005 (date of inception), to December 31, 2005 for Coconut Palm.
      The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of EBC and Coconut Palm would have been had the companies been combined or to project the EBC and Coconut Palm results of operations that may be achieved after the merger.

Number of Shares of Common Stock Outstanding Upon					Combined
Consummation of the Merger:	EBC		Coconut Palm		Company

Assuming minimum approval	26,720,055		11,701,150		38,421,205
Assuming maximum approval	26,720,055		14,000,000		40,720,055
Net income (loss) per share — historical:
Year ended December 31, 2004: (Basic)	$(0.44)		N/A
Year ended December 31, 2004: (Diluted)	$(0.44)		N/A
Year ended December 31, 2005: (Basic)	$(0.87)		$0.04	(2)(3)
Year ended December 31, 2005: (Diluted)	$(0.87)		$0.04	(2)(3)
Nine months ended September 30, 2005 (Basic)	$(0.29)		0.02	(2)(3)
Nine months ended September 30, 2005 (Diluted)	$(0.29)		0.02	(2)(3)
Nine months ended September 30, 2006 (Basic)	$(0.97)		$0.07	(3)
Nine months ended September 30, 2006 (Diluted)	$(0.97)		$0.06	(3)
Tangible book value per share — Historical
September 30, 2006	$(1.65	)(1)	$4.53
Net income (loss) per share — pro forma:
Year ended December 31, 2005:
Minimum approval (Basic and Diluted)					$(0.40)
Maximum approval (Basic and Diluted)					$(0.38)
Nine months ended September 30, 2006:
Minimum approval (Basic and Diluted)					$(0.34)
Maximum approval (Basic and Diluted)					$(0.32)
Tangible book value per share — pro forma
September 30, 2006:
Minimum approval					$(0.48)
Maximum approval					$(0.15)

(1)	Based on common shares outstanding at end of given period, plus increase in share count due to preferred stock conversion.

(2)	For the period from April 29, 2005 (date of inception) to December 31, 2005.

(3)	Includes interest income attributable to common stock subject to possible conversion.

PER SHARE MARKET PRICE INFORMATION
      The shares of Coconut Palm common stock, warrants and units are currently quoted on the OTC Bulletin Board under the symbols CNUT, CNUTW and CNUTU, respectively. The closing prices per share of common stock, warrant and unit of Coconut Palm on April 6, 2006, the last trading day before the execution of the merger agreement, were $5.81, $1.00 and $7.90, respectively. Each unit of Coconut Palm consists of one share of Coconut Palm common stock and two warrants to purchase Coconut Palm common stock. Coconut Palm warrants became separable from Coconut Palm common stock on October 25, 2005. Each warrant entitles the holder to purchase from Coconut Palm one share of common stock at an exercise price of $5.00 commencing on the later of the completion of the merger (or if the merger is not consummated, the first acquisition which is consummated) or September 8, 2006. The Coconut Palm warrants will expire at 5:00 p.m., New York City time, on September 7, 2009, or earlier upon redemption. Prior to September 8, 2005, there was no established public trading market for Coconut Palm’s common stock, warrants or units.
      There is no established public trading market for the securities of EBC.
      The following table sets forth, for the calendar quarter indicated, the quarterly high and low bid prices of Coconut Palm’s common stock, warrants and units as reported on the OTC Bulletin Board. The over-the-counter market quotations reported below reflect inter-dealer prices, without markup, markdown or commissions and may not represent actual transactions.

	Units		Common Stock		Warrants

	High	Low	High	Low	High	Low

2006
First Quarter	$7.50	$6.18	$5.77	$5.20	$0.90	$0.45
Second Quarter	$8.00	$6.45	$5.81	$5.31	$1.22	$0.40
Third Quarter	$6.26	$6.05	$5.44	$5.34	$0.47	$0.38
Fourth Quarter	$6.42	$5.90	$5.55	$5.37	$0.47	$0.28
      On March 8, 2007, the closing prices of Coconut Palm common stock, warrants and units was $5.50, $0.54, and $6.68 respectively.
      As of March 8, 2007, there was one holder of record of Coconut Palm’s units, two holders of record of Coconut Palm’s common stock and one holder of record of Coconut Palm’s warrants.

RISK FACTORS
      You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to adopt the merger proposal. As Coconut Palm’s operations will be those of EBC upon completion of the merger, a number of the following risk factors relate to the business and operations of EBC and Coconut Palm, as the successor to such business. References to “we” and “our” below refer to the combined company following the merger.
Risks Related to our Business and Operations Following the Merger with EBC

EBC has a history of losses and there can be no assurance that EBC will become or remain profitable or that losses will not continue to occur.
      EBC has a history of losses. EBC had a net loss of $12.7 million for the year ended December 31, 2005 as compared to a net loss of $6.1 million for the year ended December 31, 2004. EBC had a net loss of $14.1 million for the nine month period ended September 30, 2006 as compared to a net loss of $4.2 million for the nine month period ended September 30, 2005. There can be no assurance that EBC will become or remain profitable or that losses will not continue to occur.

The merger may contribute to a future ownership change which may negatively impact Coconut Palm’s ability to utilize EBC’s net operating loss deferred tax assets in the future.
      The merger will increase the likelihood that previously incurred net operating losses of EBC that are transferred to Coconut Palm in the merger will become subject to an annual limitation pursuant to Section 382 of the Internal Revenue Code if there are additional changes in the equity ownership of Coconut Palm in the future, including changes arising from the exercise of currently outstanding warrants. Depending on Coconut Palm’s market value at the time of such future ownership change, an ownership change under Section 382 could negatively impact Coconut Palm’s ability to use the net operating loss deferred tax assets attributable to EBC’s previously incurred net operating losses in the event Coconut Palm generates future taxable income. Currently, EBC has recorded a full valuation allowance against its net operating loss deferred tax asset.

We incur and expect to continue to incur losses on newly acquired or built stations without an immediate return on our investment.
      Generally, it takes a few years for our newly acquired or built stations to generate operating cash flow. A majority of EBC’s network stations have been acquired or built within the last five years. During the initial period after acquisition or construction of a station, we incur significant expenses related to:

•	acquiring syndicated programming;

•	improving technical facilities;

•	increasing and improving cable distribution;

•	hiring new personnel; and

•	marketing our television stations to viewers.
      In addition, it requires time to gain viewer awareness of new station programming and to attract advertisers. Accordingly, we have incurred, and expect to continue to incur, with newly acquired or built stations, losses at a station in the first few years after we acquire or build the station without an immediate return on our investment. Occasionally unforeseen expenses and delays increase the estimated initial start-up expenses. This requires our established stations to generate revenues and cash flow sufficient to meet our business plan including the significant expenses related to our newly acquired or built stations.

The loss of the services of our senior management team or a significant number of our employees may negatively affect our business.
      Our success is largely dependent on the continued services of our senior management team, which includes Richard Rochon, our Vice Chairman, Larry Morton, our President and Chief Executive Officer, Thomas M. Arnost, our President and Chief Executive Officer of the Broadcast Station Group, George Blank, our Chief Financial Officer, Mario Ferrari, our Chief Strategic Officer, Gregory Fess, our Senior Vice President and Chief Operating Officer, Mark Dvornik, Executive Vice President of Retro Television Network, James Hearnsberger, our Executive Vice President — Finance & Administration, and Glenn Charlesworth, our Vice President and Controller. The loss of the services of our senior management team could harm our business if we are not able to find an appropriate replacement on a timely basis. Our success will also be dependent in part on our ability to attract and retain quality general managers and other management personnel for our stations. Further, the loss of a significant number of employees or our inability to hire a sufficient number of qualified employees could have a material adverse effect on our business.

We depend on our network affiliation relationship with Univision for maintaining our existing business and expanding into new media markets.
      Many of our television stations are affiliates of Univision and Telefutura (collectively for this discussion, “Univision”) and we anticipate that a number of the television stations we acquire will become affiliates of Univision. These affiliated television stations accounted for 32% and 23% of EBC’s revenues and net loss, respectively, for the fiscal year ended December 31, 2005 and 39% and 69% of EBC’s revenues and net loss, respectively, for the nine month period ended September 30, 2006. Accordingly, our success largely depends on our stations’ continued relationship with Univision and on Univision’s continued success as a broadcast network. We cannot be sure that in the future we will be able to acquire additional Univision markets other than Waco, Texas; Nashville, Tennessee and Jacksonville, Florida. We cannot be sure that the ratings of Univision programming will continue to improve or that Univision will continue to provide programming, marketing and other support to its affiliates on the same basis as currently provided. Finally, by aligning ourselves closely with Univision, we may forego other opportunities that could provide diversity of network affiliation and avoid dependence on any one network.

We expect the competition for and the prices of syndicated programming will continue to increase and we may not be able to acquire desired syndicated programming on acceptable terms or at all.
      On our English language stations, one of our most significant operating costs is syndicated programming. We may be exposed in the future to increased syndicated programming costs that may adversely affect our operating results. In addition, syndicated programs that meet our criteria may not be available in the future or may not be available at prices that are acceptable to us. We believe that the prices of the most sought after syndicated programming will continue to increase.
      Syndicated programming rights are often acquired several years in advance and may require multi-year commitments, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs.
      Competition for popular programming licensed from third parties is intense, and we may be outbid by our competitors for the rights to new popular syndicated rerun programming or in connection with the renewal of popular rerun syndicated programming we currently license. In addition, renewal costs could substantially exceed the existing contract costs. If we are unable to acquire certain popular programming, our ratings could decrease which could adversely affect our revenue.

Increasing competition in the broadcast television industry and its programming alternatives may adversely affect us.
      The broadcast television industry is highly competitive, and our success depends in large part on our ability to compete successfully with other network affiliated and independent broadcast television stations and other media for viewers and advertising revenues. The ability of broadcast television stations to generate advertising revenues depends to a significant degree upon audience ratings. Through the 1970s, network television broadcasting generally enjoyed dominance in viewership and television advertising revenues, because network-affiliated television stations competed principally with each other in local markets. Beginning in the 1980s, however, this dominance began to decline.
      Programming alternatives, such as independent broadcast stations, cable television and other multi-channel competitors, pay-per-view and home videos have fragmented television viewing audiences and subjected television broadcast stations to new types of competition. Since the mid-1980s, cable television and formerly independent stations now affiliated with new networks have captured increasing market share and overall viewership from general broadcast network television. Cable-originated programming in particular has emerged as a significant competitor for broadcast television programming. We also face increasing competition from home satellite delivery, direct broadcast satellite television systems and video delivery systems utilizing telephone lines. Many of our competitors have longer operating histories and greater resources than us. As a result of this competition, our revenues could be adversely affected.

New technologies may have a material adverse effect on our results of operations.
      Advances in technology may increase competition for viewers and advertising revenue which may have a material adverse effect on our results of operations. For example, advances in video compression technology could lower entry barriers for new video channels and encourage the development of increasingly specialized “niche” programming. This may increase the number of competitors targeting the same demographic group as us. Future competition in the television industry may include the provision of interactive video and data services capable of providing two-way interaction with commercial video programming, together with information and data services, that may be delivered by commercial television stations, cable television, direct broadcast satellite television and other video delivery systems.

The loss of major advertisers, a reduction in their advertising expenditures, a decrease in advertising rates or a change in economic conditions may materially harm our business.
      We derive substantially all of our revenues from advertisers in diverse industries at the local, regional and national levels. The loss of any major advertiser, a reduction in their advertising expenditures, a general decrease in advertising rates, or adverse developments or changes in the local, regional or national economy could materially harm our business by reducing our revenue.

Our revenues are affected by seasonal trends causing additional cash flow concerns during the slower seasons.
      The revenues and cash flows of our television stations are subject to various seasonal factors that influence the television broadcasting industry as a whole. Like other broadcasters, we experience higher revenues and cash flows during the second and fourth quarters of the year when television viewing and advertising is higher compared to the first and third quarters. The slower seasons result in lower revenue which causes additional cash flow concerns during these quarters.

Failure to observe governmental rules and regulations governing the granting, renewal, transfer and assignment of licenses and our inability to conclusively anticipate timing and approval actions could negatively impact our business.
      Television broadcasting is a regulated industry and is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended from time to time (the “Communications Act”). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC. Licenses may be as long as eight years under current law. The Communications Act also prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. Additionally, a party must obtain a construction permit from the FCC in order to build a new television station and subsequently obtain a license to commence operations. The Communications Act empowers the FCC, among other things to issue, revoke and modify broadcast licenses; decide whether to approve a change of ownership or control of station licenses; regulate the equipment used by stations; and adopt and implement regulations to carry out the provisions of the Communications Act.
      In determining whether to grant, renew, or permit the assignment or transfer of control of a broadcast license, the FCC considers a number of factors pertaining to the licensee, including:

•	compliance with various rules limiting common ownership of media properties;

•	the character of the licensee (i.e., the likelihood that the licensee will comply with applicable law and regulations) and those persons holding attributable interests (i.e., the level of ownership or other involvement in station operations resulting in the FCC attributing ownership of that station or other media outlet to such person or entity in determining compliance with FCC ownership limitations; and

•	compliance with the Communications Act’s limitations on alien ownership.
      Additionally, for a renewal of a broadcast license, the FCC will consider whether a station has served the public interest, convenience, and necessity, whether there have been any serious violations by the licensee of the Communications Act or FCC rules and policies, and whether there have been no other violations of the Communications Act and FCC rules and policies which, taken together, would constitute a pattern of abuse. Any other party with standing may petition the FCC to deny a broadcaster’s application for renewal. However, only if the FCC issues an order denying renewal will the FCC accept and consider applications from other parties for a construction permit for a new station to operate on that channel. The FCC may not consider any new applicant for the channel in making determinations concerning the grant or denial of the licensee’s renewal application. Although renewal of licenses is granted in the majority of cases even when petitions to deny have been filed, we cannot be sure our station licenses will be renewed for a full term or without modification.
      With respect to obtaining the FCC’s consent prior to assigning a broadcast license or transferring control of a broadcast licensee, if the application involves a substantial change in ownership or control, the filer must comply with the public notice requirements. During the public notice period of not less than 30 days, petitions to deny the application may be filed by interested parties, including certain members of the public. If the FCC grants the application, interested parties then have a minimum 30 day period during which they may seek reconsideration or review of that grant by the FCC or, as the case may be, a court of competent jurisdiction. The full FCC commission has an additional 10 days to set aside on its own motion any action taken by the FCC’s staff.
      Due to the factors set forth above, it is possible that the FCC could not approve some or all of the licenses held by EBC in connection with the change in control from the proposed merger with Coconut Palm. The FCC’s denial of the change in control for some or all of the licenses or a delay in the FCC’s review of the change in control requests may negatively impact the merger and possibly prevent the merger from being consummated between the parties.
      In addition, assuming the merger were to occur, the combined company’s failure to observe FCC or other governmental rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short, or less than maximum license renewal terms or for particularly egregious violations, the denial of a license renewal application, the revocation of a license or denial of FCC consent to acquire additional broadcast properties — any of which could negatively impact both our existing business and future acquisitions. Additionally, our inability to conclusively anticipate the timing and approval of license grants, renewals, transfers and assignments may result in uncertainty and negatively impact our business because of delays and additional expenses.

Changes in FCC regulations regarding media ownership limits have increased the uncertainty surrounding the competitive position of our stations in the markets we serve and may adversely affect our ability to buy new television stations or sell existing television stations.
      In June 2003, the FCC amended its multiple ownership rules, including, among other things, its local television ownership limitations, its prohibition on common ownership of newspapers and broadcast stations in the same market, as well as its local radio ownership limitations. Under the amended rules, a single entity would be permitted to own up to two television stations in a market with at least five television stations if one of the stations is not among the top-4 ranked stations and could own three television stations in a market with at least 18 television stations as long as two of the stations are not among the top-4 ranked stations. The amended rules also establish new cross media limits to govern the combined ownership of television stations, radio stations and daily newspapers. Specifically, in markets with 4-8 television stations, a single entity can own (1) a combination of one daily newspaper, one television station, and half the ownership limit of radio stations, (2) a combination of one daily newspaper and the full complement of allowed radio stations, or (3) a combination of two television stations (if otherwise permissible) and the full complement of radio stations but no daily newspaper. The effectiveness of these new rules was stayed pending appeal. In June 2004, a federal court of appeals issued a decision which upheld portions of the FCC decision adopting the rules, but concluded that the order failed to adequately support numerous aspects of those rules, including the specific numeric ownership limits adopted by the FCC. The court remanded the matter to the FCC for revision or further justification of the rules, retaining jurisdiction over the matter. The court has partially maintained its stay of the effectiveness of those rules, particularly as they relate to television. The rules are now largely in effect as they relate to radio. The Supreme Court has declined to review the matter at this time, and the FCC must review the matter and issue a revised order. We cannot predict whether, how or when the new rules will be modified, ultimately implemented as modified, or repealed in their entirety.
      The new multiple ownership rules could limit our ability to acquire additional television stations in existing markets that we serve. Legislation went into effect in January 2004 that permits a single entity to own television stations serving up to 39% of U.S. television households, an increase over the previous 35% cap. Large broadcast groups may take advantage of this law to expand further their ownership interests on a national basis.

The restrictions on foreign ownership may limit foreign investment in us or our ability to successfully sell our business.
      The Communications Act limits the extent of non-U.S. ownership of companies that own U.S. broadcast stations. Under this restriction, a U.S. broadcast company such as ours may have no more than 25% non-U.S. ownership (by vote and by equity). These restrictions limit our ability to attract foreign investment in us and may impact our ability to successfully sell our business if we were to ever determine that such actions are in the best interests of our company and stockholders.

Failure to observe rules and policies regarding the content of programming may adversely affect our business.
      Stations must pay regulatory and application fees and follow various FCC rules that regulate, among other things:

•	political advertising;

•	children’s programming;

•	the broadcast of obscene or indecent programming;

•	sponsorship identification; and

•	technical operations.
      The FCC requires licensees to present programming that is responsive to community problems, needs and interests. In addition, FCC rules require television stations to serve the educational and informational needs of children 16 years old and younger through the stations’ own programming as well as through other means. FCC rules also limit the amount of commercial matter that a television station may broadcast during programming directed primarily at children 12 years old and younger. The FCC requires television broadcasters to maintain certain records and/or file periodic reports with the FCC to document their compliance with the foregoing obligations. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short, less than the maximum, renewal terms, or for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

Because our television stations rely on “must carry” rights to obtain cable carriage, new laws or regulations that eliminate or limit the scope of these rights or failures could significantly reduce our ability to obtain cable carriage and therefore reduce our revenues.
      Pursuant to the “must carry” provisions of the Cable Television Consumer Protection and Competition Act of 1992, television broadcast stations may elect to require that a cable operator carry its signal if the cable operator is located in the same market as the broadcast station. However, in such cases the broadcast station cannot demand compensation from the cable operator. Such mandatory carriage is commonly referred to as “must-carry.” The future of “must carry” rights is uncertain, especially as they relate to the carriage of digital television. Under the current FCC rules, must-carry rights extend to digital television signals only in limited circumstances. While proposed legislation to broaden such rights has been proposed, we cannot predict whether such legislation will be adopted or the details of any legislation that may be adopted. Our full-power television stations often rely on “must-carry” rights to obtain cable carriage on specific cable systems. New laws or regulations that eliminate or limit the scope of these cable carriage rights could significantly reduce our ability to obtain cable carriage, which would reduce our ability to distribute our programming and consequently our ability to generate revenues from advertising.
      In addition, a number of entities have commenced operation, or announced plans to commence operation of internet protocol video systems, using digital subscriber line (“DSL”), fiber optic to the home (“FTTH”) and other distribution technologies. The issue of whether those services are subject to the existing cable television regulations, including must-carry obligations, has not been resolved. There are proposals in Congress and at the FCC to resolve this issue. We cannot predict whether must-carry rights will cover such Internet Protocol Television (“IPTV”) systems. In the event IPTV systems gain a significant share of the video distribution marketplace, and new laws and regulations fail to provide adequate must-carry rights, our ability to distribute our programming to the maximum number of potential viewers will be significantly reduced and consequently our revenue potential will be significantly reduced.

Our use of local marketing agreements and joint sales agreements may result in uncertainty regarding scheduled programming and/or revenue from the sale of advertising.
      We have, from time to time, entered into local marketing agreements, generally in connection with pending station acquisitions which allow us to provide programming and other services to a station that we have agreed to acquire before we receive all applicable FCC and other governmental approvals. FCC rules generally permit local marketing agreements if the station licensee retains ultimate responsibility for and control of the applicable station, including finances, personnel, programming and compliance with the FCC’s rules and policies. We cannot be sure that we will be able to air all of our scheduled programming on a station with which we may have a local marketing agreement or that we would receive the revenue from the sale of advertising for such programming.
      We have, from time to time, entered into joint sales agreements, which allow us to sell advertising time on another station. The FCC’s New Rules make joint sales agreements for radio stations an attributable ownership interest if the selling station is located in the same market and sells more than 15% of the other station’s weekly advertising time. The FCC recently initiated a new rulemaking proceeding that could result in rules which make joint sales agreements for television an attributable ownership interest to the same extent that radio joint sales agreements are an attributable ownership interest. The FCC proceeding could result in the adoption of rules which would limit our opportunities to enter into joint sales agreements with other television stations in a market where we already own one or more television stations, and that could adversely affect our revenue from advertising.

The industry-wide mandatory conversion to digital television has required us, and will continue to require us, to make significant capital expenditures without assurance that we will remain competitive with other developing technologies.
      FCC regulations required all commercial television stations in the United States to commence digital operations on a schedule determined by the FCC and Congress, in addition to continuing their analog operations. Digital transmissions were initially permitted to be low-power, but full-power transmission was required by July 1, 2005 for stations affiliated with the four largest networks (ABC, CBS, NBC and Fox) in the top one hundred markets and is required by July 1, 2006 for all other stations.
      We have already constructed full power digital television facilities for six of our stations in the Cheyenne, Wyoming, Amarillo, Texas, Salt Lake City, Utah, Eugene, Oregon, Montgomery, Alabama and Little Rock, Arkansas markets. We have made significant capital expenditures in order to comply with the FCC’s digital television requirements. We will be required to convert an additional fifteen stations into full power digital television stations by February 17, 2009. We expect to spend approximately $2,875,000 on this process.
      Another major issue surrounding the implementation of digital television is the scope of a local cable television system’s obligation to carry the signals of local broadcast television stations. On February 10, 2005, the FCC decided that a cable television system is only obligated under the Communications Act to carry a television station’s “primary video” signal and, accordingly, that a cable television system does not have to carry the television station’s digital signal as well as its analog signal (but must carry the digital signal if the station does not have an analog signal). The new digital technology will enable a television station to broadcast four or more video streams of programming to the public, but the FCC said that the cable television system only has an obligation to carry one of those signals (the “primary video” signal) and not all of them, thus rejecting the broadcasters’ request for the FCC to impose a “multicasting” obligation on cable television systems. In addition, the FCC has not yet promulgated rules regarding the obligation of direct broadcast satellite providers to carry the digital signal of a local broadcast station. The FCC decisions could limit the reach of our television stations’ digital programming and, to that extent, could have an adverse impact on the revenue we derive from station operations.

If direct broadcast satellite companies do not carry the stations that we own and operate or provide services to, we could lose audience share and revenue.
      The Satellite Home Viewer Extension and Reauthorization Act allows direct broadcast satellite television companies to continue to transmit local broadcast television signals to subscribers in local markets provided that they offer to carry all local stations in that market. However, satellite providers have limited satellite capacity to deliver local station signals in local markets. Satellite providers may choose not to carry local stations in any of our markets. In those markets in which the satellite providers do not carry local station signals, subscribers to those satellite services are unable to view local stations without making further arrangements, such as installing antennas and switches. A principal component of the new regulation requires satellite carriers to carry the analog signals of all local television stations in a market if they carry one. We have taken advantage of that regulation to elect carriage of our stations on satellite systems in markets in which local-into-local carriage is provided, however, this has been a time consuming process to provide the local television broadcast signal to certain of these markets. Furthermore, when direct broadcast satellite companies do carry local television stations in a market, they are permitted to charge subscribers extra for such service. Some subscribers may choose not to pay extra to receive local television stations. In the event subscribers to satellite services do not receive the stations that we own and operate or provide services to, we could lose audience share which would adversely affect our revenue.
      Unlike the statutory regulations governing cable carriage of qualified full power television stations, the direct broadcast satellite television companies (i.e., DirecTV and Dish Network) have a choice as to whether or not to provide local television channels in a given television market However, once they decide to carry one local signal, they must carry all the qualified television stations (i.e., local-into-local service) in that market. We have filed carriage elections against the satellite companies for all of our qualified television stations in which local-into-local delivery is being provided. We have been delayed in certain instances in being carried, however, as we have to provide a good quality signal to a designated local receive facility in a given market, which is often in a building or site controlled by a third party. Therefore additional negotiations are needed to deliver our signal to this facility in an manner accepted and approved by the FCC, including but not limited to delivery via microwave, satellite or fiber.

Our substantial indebtedness may negatively impact our ability to implement our business plan.
      As indicated below, following the merger on a pro forma combined basis assuming that the maximum number of Coconut Palm stockholders convert their shares into a pro rata share of the trust account, we will have a significant amount of indebtedness relative to our equity.

As of September 30, 2006

(In thousands)
Total Current Assets	$37,848
Total Current Liabilities	$14,501
Total Long-term Liabilities	$71,367
      Our substantial indebtedness may negatively impact our ability to implement our business plan. For example, it could:

•	limit our ability to fund future working capital and capital expenditures;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to interest rate risk in connection with any potential future refinancing of our debt;

•	limit our ability to borrow additional funds;

•	increase our vulnerability to adverse general economic and industry conditions; and

•	require us to restructure or refinance our debt, sell debt or equity securities, or sell assets, possibly on unfavorable terms in order to meet payment obligations.
      In addition, our existing credit facility contains various financial and operational covenants, both affirmative and negative. The financial covenants include limitations on capital expenditures, restricted payments, minimum revenues and EBITDA and minimum availability. The affirmative covenants include provisions relative to preservation of assets, compliance with laws, maintaining insurance, payment of taxes, notice of proceedings, defaults or adverse changes, timely and accurate financial reporting, inspection rights, maintenance of a GAAP accounting system, renewal of licenses and compliance with environmental laws. The negative covenants include provisions and limitations concerning indebtedness, liens, disposition of assets, fundamental changes, conditions to acquisitions, sale and leaseback of assets, investments, change in business, accounts receivable, transactions with affiliates, amendment of certain agreements, ERISA, margin stock, negative pledges and Local Marketing Agreements.
      Violation of any covenant language could adversely affect our ability to draw down or incur additional indebtedness when we otherwise believe it is advisable to do so. Additionally, any violation of covenant language, if not waived, could result in acceleration of the indebtedness. Over a four year period, EBC has been in violation of the EBITDA covenants on two occasions. However, these violations were subsequently waived and no current violations exist. In addition, on one occasion EBC was in violation of its capital expenditure covenant. This violation was also subsequently waived by the lender. An acceleration of indebtedness would severely impact the ability of the company to continue to fund its ongoing operations and, if not cured, its ability to continue as a going concern.

Failure of EBC’s internal control over financial reporting could harm our business and financial results.
      Following the merger, the combined company will be obligated to establish and maintain adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect EBC’s transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary for preparation of the financial statements in accordance with GAAP, providing reasonable assurance that receipts and expenditures of EBC are made only in accordance with management authorization, and providing reasonable assurance that unauthorized acquisition, use or disposition of EBC assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. EBC’s growth and entry into new markets and acquisitions of new stations will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report financial results accurately and timely or to detect and prevent fraud, which in turn would harm our business and financial results.

An existing lawsuit against EBC and the members of EBC’s board of directors could distract EBC from their operational responsibilities.
      EBC and each member of the EBC board of directors has been named in a lawsuit filed by an EBC shareholder in the circuit court of Pulaski County, Arkansas on June 14, 2006. The lawsuit was filed as a class action, meaning that the plaintiff, Mr. Max Bobbitt, seeks to represent all shareholders in the class, provided the class is certified by the court. Mr. Bobbitt owns 115,000 shares of Class A common stock, and thus represents less than 5% of any class of EBC equity. The complaint makes various allegations against EBC and the board of EBC with respect to the merger and other matters. EBC views the lawsuit as baseless and will continue to vigorously defend the matter. Coconut Palm and EBC are proceeding with the merger in accordance with the terms of the merger agreement. During the course of this litigation it is possible that members of EBC’s senior management and members of the board of directors continuing with EBC following the merger may have to devote significant time and effort to the resolution of such litigation adversely impacting their ability to properly attend to the operations of the combined company. It is also possible that any judgment or settlement may adversely affect the financial position of the combined company.

Some members of the proposed management team of combined company are also partners in Royal Palm, an affiliate of Coconut Palm, and will not devote all of their time to the combined company and may also have conflicts of interest with the combined company.
      Richard C. Rochon, the proposed Vice Chairman of the combined company, Robert C. Farenhem, a proposed director of the combined company and Mario B. Ferrari, the proposed Chief Strategic Officer of the combined company, are currently partners in Royal Palm Capital Partners, LLP, a private equity investment and management firm which has several investments in other companies. Messrs. Rochon, Farenhem and Ferrari will continue to be partners in Royal Palm and will continue work for Royal Palm in addition to their new proposed duties with the combined company following the completion of the merger. Even though Mr. Ferrari anticipates being able to provide all necessary service to the combined company in satisfaction of his duties as the Chief Strategic Officer of the combined company, he will not devote his full time to the combined company by virtue, in part, to his position in Royal Palm. Further, it is possible that conflicts of interest may arise between the duties owed to Royal Palm and the combined company. Mr. Ferrari’s anticipated dual role as the combined company’s Chief Strategic Officer in addition to his role as a partner at Royal Palm Capital Partners reflects his ongoing strategic and operational involvement with the combined company post-merger. Mr. Ferrari will not have an employment agreement with the combined company. Mr. Ferrari’s strategic oversight role with the Company will entail continuing to develop the management plan with its senior executives, identifying acquisitions and strategic partners, oversight of capital markets activity, recruiting executives and monitoring the capital budget process. It is anticipated that Mr. Ferrari will devote a minimum of 10 hours per week of his time to this role. Mr. Ferrari currently serves on the board of directors of two additional public companies in which RPCP holds investments and is actively involved in identifying new investments for RPCP on an ongoing basis. One of Royal Palm’s affiliates, RPCP Investments, LLLP, is currently a holder of approximately 17.9% of the issued and outstanding common stock of Coconut Palm and is anticipated be a 6.1% holder of the issued and outstanding common stock of the combined company upon consummation of the merger. Messrs. Rochon and Farenhem will serve as directors of the combined company, and along with two additional directors selected by Coconut Palm which are anticipated to be independent directors within the meaning of the applicable exchange or quotation system in which our securities are listed, will comprise four of the nine directors provided for pursuant to terms of the merger agreement. While Mr. Rochon will serve as an active Vice Chairman, the only partner of Royal Palm to serve in executive management will be Mario B. Ferrari as the proposed Chief Strategic Officer.

We may not be able to grow our business through acquisitions.
      We intend to continue to pursue the acquisition of additional television stations. Our ability to acquire additional television stations involves risks including:

•	we may be unable to obtain required approval by the FCC of the assignments or transfers of control of licenses issued by the FCC;

•	the law limits the number and location of broadcasting properties that any one person or entity (including its affiliates) may own;

•	the market to purchase television stations is highly competitive, and many potential acquirers have greater resources available than we have to make such acquisitions;

•	stations may not be available for purchase;

•	we may be unable to obtain desired affiliations for all of the stations we acquire in the future; and

•	we may not have the financial resources necessary to acquire additional stations.
      The ability to grow our business will be negatively impacted if we are unable to successfully implement our acquisition plans. Once we acquire a station, we cannot be sure that we will be successful in integrating the acquired stations into our existing business or that these integration efforts will not adversely divert our limited management resources.

If third parties bring claims against us or if EBC has breached any of its representations, warranties or covenants set forth in the merger agreement, we may not be adequately indemnified for any losses arising therefrom.
      A total of 2,100,000 shares of common stock of Coconut Palm to be issued to the holders of EBC Class A and Class B common stock as part of the merger consideration will be withheld from each holder on a pro rata basis and shall be placed in escrow to secure the indemnity obligations of EBC under the merger agreement. The merger agreement provides that the EBC shareholders will indemnify Coconut Palm for losses arising from:

•	an inaccuracy or breach of the representations and warranties,

•	the non-fulfillment or breach of any covenant by EBC, and

•	certain taxes of EBC or any subsidiary not properly accrued.
Such indemnification is limited to the aggregate amount of the value of the escrow. However, if the total indebtedness of EBC at the closing of the merger is less than $72,000,000, then the combined entity will be responsible for satisfying any indemnification claims, acting like a deductible, up to the amount that EBC’s closing indebtedness is less than $72,000,000.
      In addition, the survival period for any claims under the merger agreement is limited to one year after the closing of the merger. Accordingly, we will be prevented from seeking indemnification for any claims above the aggregate threshold or arising after the one-year survival period.

Risks Related to the Merger

If 20% or more of the holders of Coconut Palm’s common stock issued in its public offering decide to vote against the proposed acquisition, Coconut Palm may be forced to liquidate, stockholders may receive less than approximately $5.62 per share and the warrants will expire worthless.
      Under the terms of Coconut Palm’s corporate charter, if 20% or more of the shares issued in Coconut Palm’s initial public offering decide to vote against the proposed merger and opt to convert their shares to cash, Coconut Palm may ultimately be forced to liquidate. While Coconut Palm will continue to search to acquire an operating company in the service business industry, if (i) it does not consummate a business combination by March 14, 2007, or, (ii) if a letter of intent, agreement in principle or definitive agreement is executed, but not consummated, by March 14, 2007, then by September 14, 2007, it will be forced to liquidate. In any liquidation, the net proceeds of Coconut Palm’s initial public offering held in the trust account, plus any interest earned thereon, will be distributed on a pro rata basis to the holders of Coconut Palm’s common stock issued in its public offering. If Coconut Palm is forced to liquidate its assets, the per-share liquidation will be the amount deposited in the trust account at the time of the initial public offering, plus interest accrued thereon until the date of any liquidation. As of September 30, 2006, there was approximately $5.62 per share. Furthermore, there will be no distribution with respect to Coconut Palm’s outstanding warrants and, accordingly, the warrants will expire worthless.

The combined company’s working capital could be reduced, and Coconut Palm stockholders could own less than 34% of the combined company’s outstanding common stock, if Coconut Palm stockholders exercise their right to convert their shares into cash.
      Pursuant to Coconut Palm’s certificate of incorporation, holders of shares issued in Coconut Palm’s initial public offering may vote against the merger and demand that Coconut Palm convert their shares into cash. Coconut Palm and EBC will not consummate the merger if holders of 20% or more shares of common stock issued in Coconut Palm’s initial public offering exercise these conversion rights. To the extent the merger is consummated and holders of less than 20% of Coconut Palm’s common stock issued in its initial public offering have demanded to convert their shares, there will be a corresponding reduction in the amount of funds available to the combined company following the merger and a reduction in the aggregate percentage of the combined company that is owned by Coconut Palm’s stockholders after the merger. Additionally, if holders demand to convert their shares, there may be a corresponding reduction in the value of each share of common stock held in the combined company. As of September 30, 2006, assuming the merger proposal is adopted, the maximum amount of funds that could be disbursed to Coconut Palm’s stockholders upon the exercise of the conversion rights would be approximately $12,919,544 or approximately 19.99% of the funds currently held in trust. If no funds were disbursed to Coconut Palm stockholders upon the exercise of the conversion rights, the percentage of the combined company’s common stock that would be owned by the Coconut Palm stockholders would be approximately 34%. If the maximum amount of funds were disbursed, the percentage of the combined company’s common stock that would be owned by the Coconut Palm stockholders who did not exercise their conversion right would be approximately 30%.

A substantial number of the combined company’s shares will become eligible for future resale in the public market after the merger which could result in dilution and an adverse effect on the market price of those shares.
      If the merger is consummated, warrants to purchase 23,000,000 shares of common stock issued in connection with Coconut Palm’s initial public offering will become exercisable on the date the merger is consummated, as described under “Description of Coconut Palm Securities — Warrants.” Moreover, 2,500,000 shares of Coconut Palm common stock purchased by stockholders prior to Coconut Palm’s initial public offering will be held in escrow until September 8, 2008, at which time they will be released from escrow and be eligible for resale in the public market subject to compliance with applicable law. Consequently, at various times after completion of the merger, a substantial number of additional shares of Coconut Palm common stock will be eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of such shares and of the warrants.

Coconut Palm’s existing stockholders will incur immediate and substantial dilution of their ownership and voting interests upon completion of the merger.
      After completion of the merger through the issuance of additional shares of Coconut Palm common stock to the shareholders of EBC, Coconut Palm’s existing stockholders’ voting interest will be diluted from 100% to approximately 34.4% of the combined company’s voting interests assuming maximum approval, and approximately 30.5% of the combined company’s voting interests assuming minimum approval.

If the merger’s benefits do not meet the expectations of financial or industry analysts, the market price of Coconut Palm’s common stock may decline.
      The market price of Coconut Palm’s common stock may decline as a result of the merger if:

•	Coconut Palm does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial or industry analysts; or

•	the effect of the merger on Coconut Palm’s financial results is not consistent with the expectations of financial or industry analysts.
      Accordingly, investors may experience a loss as a result of a decline in the market price of Coconut Palm’s common stock. In addition, a decline in the market price of Coconut Palm’s common stock could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If Coconut Palm is unable to list on the Nasdaq Global Market or other national securities exchange, then it may be difficult for its stockholders to sell their securities.
      Pursuant to the terms of the merger agreement, within 30 days of the merger, Coconut Palm has an obligation to make an application to the Nasdaq Global Market, or a national securities exchange, and to make reasonable efforts to obtain approval for the listing of Coconut Palm common stock on such exchange. If Coconut Palm’s application is denied or delayed, the liquidity of Coconut Palm common stock may decline significantly making it difficult for stockholders to sell their securities.

The lack of diversification in the business of the combined company affects Coconut Palm’s ability to mitigate the risks that it may face or to offset possible losses that it may incur as a result of competing in the television broadcasting industry.
      The prospects for Coconut Palm’s success will be dependent upon the future performance of a single business. Coconut Palm may not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity, Coconut Palm’s lack of diversification may subject Coconut Palm to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on Coconut Palm and may result in Coconut Palm’s dependency upon the development or market acceptance of EBC’s television stations.

If you do not vote your shares at the Coconut Palm special meeting or give instructions to your broker to vote or abstain from voting you will not be eligible to convert your shares of Coconut Palm common stock into cash and receive a portion of the trust account upon consummation of the merger.
      Pursuant to Coconut Palm’s certificate of incorporation, a holder of shares of Coconut Palm’s common stock issued in its initial public offering may, if the stockholder votes against the merger, demand that Coconut Palm convert such shares into cash. This demand must be made on the proxy card at the same time that the stockholder votes against the merger proposal. If so demanded, Coconut Palm will convert each share of common stock into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held, plus all interest earned thereon. If you exercise your conversion rights, then you will be exchanging your shares of Coconut Palm common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the merger and then tender your stock certificate to Coconut Palm’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, Attention: Mark Zimkind, telephone (212) 845-3287. Inquiries regarding conversion may be addressed to Continental Stock Transfer. If the merger is not completed, then these shares will not be converted into cash at this time and Coconut Palm will need to liquidate if a business combination is not completed by March 14, 2007 or September 14, 2007, as applicable. Shares that are not voted or are broker non-voted or where the stockholder abstains from voting shall not in any event be eligible to be converted into cash upon completion of the merger.

Failure to complete the merger could negatively impact the market price of Coconut Palm’s common stock and may make it more difficult for Coconut Palm to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, causing investors to experience a loss of their investment.
      If the merger is not completed for any reason, Coconut Palm may be subject to a number of material risks, including:

•	the market price of Coconut Palm’s common stock may substantially decline;

•	costs related to the merger, such as legal and accounting fees and the costs of the fairness opinion, must be paid even if the merger is not completed; and

•	charges will be made against earnings for transaction-related expenses, which could be higher than expected.
      Such decreased market price and added costs and charges of the failed merger, together with the history of failure in consummating a merger, may make it more difficult for Coconut Palm to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, causing investors to experience a loss of their investment.

If Coconut Palm does not consummate the merger with EBC and it is unable to consummate any business combination by March 14, 2007 or September 14, 2007, as applicable, and is forced to dissolve and liquidate, payments from the trust account to Coconut Palm’s public stockholders may be delayed.
      If Coconut Palm does not consummate the business combination with EBC and it is unable to consummate any business combination by March 14, 2007 or September 14, 2007, as applicable, Coconut Palm will dissolve and liquidate. Coconut Palm anticipates that, promptly after such date, the following will occur:

•	Coconut Palm’s board of directors will convene and adopt a specific plan of dissolution and liquidation, which it will then vote to recommend to stockholders; at such time it will also cause to be prepared a preliminary proxy statement setting out such plan of dissolution and liquidation as well as the board’s recommendation of such plan;

•	Coconut Palm will promptly file its preliminary proxy statement with the SEC;

•	if the SEC does not review the preliminary proxy statement, then, 10 days following the filing of such preliminary proxy statement, Coconut Palm will mail the definitive proxy statement to stockholders, and 10-20 days following the mailing of such definitive proxy statement, Coconut Palm will convene a meeting of stockholders, at which they will vote on the plan of dissolution and liquidation; and

•	if the SEC does review the preliminary proxy statement, Coconut Palm currently estimates that it will receive their comments approximately 30 days after the filing of such proxy statement. Coconut Palm would then mail the definitive proxy statement to stockholders following the conclusion of the comment and review process (the length of which it cannot predict with any certainty, and which may be substantial) and Coconut Palm will convene a meeting of stockholders at which they will vote on the plan of dissolution and liquidation.

      Coconut Palm currently expects that the costs associated with the implementation and completion of the plan of dissolution and liquidation would not be more than approximately $50,000 to $75,000. Coconut Palm anticipates that members of Coconut Palm management will advance Coconut Palm the funds necessary to complete such dissolution and liquidation.
      Coconut Palm will not liquidate the trust account unless and until stockholders approve the plan of dissolution and liquidation. Accordingly, the foregoing procedures may result in substantial delays in its liquidation and the distribution to public stockholders of the funds in the trust account and any remaining net assets as part of the plan of dissolution and liquidation.

Coconut Palm stockholders may be held liable for claims by third parties against it to the extent of distributions received by them.
      If Coconut Palm is unable to complete the merger with EBC and it is unable to consummate any business combination by March 14, 2007 or September 14, 2007, as applicable, Coconut Palm will promptly adopt a plan of dissolution and initiate procedures for a dissolution and liquidation. Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that we make reasonable provision for all claims against us, including a 60-day notice period during which any third-party claims can be brought against us, a 90-day period during which we may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution would be limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our stockholders will likely extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our public stockholders amounts owed to them by us.
      Coconut Palm’s founding stockholder, RPCP Investments, could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of its stockholders may extend beyond the third anniversary of such dissolution. RPCP Investments will be personally liable to pay debts and obligations, if any, to creditors that are owed money by Coconut Palm in excess of the net proceeds of Coconut Palm’s initial public offering not held in the trust account. As of September 30, 2006, Coconut Palm’s working capital deficit is approximately $1,271,419. Based on information obtained from such entity, Coconut Palm currently believes that such entity is of substantial means and capable of satisfying such debts and obligations even though Coconut Palm has not requested it to reserve for such an eventuality. However, there is no assurance that RPCP Investments will be able to satisfy those obligations.
      Additionally, if Coconut Palm is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders in the dissolution could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the stockholders in the dissolution.

An effective registration statement may not be in place when a Coconut Palm stockholder desires to exercise warrants, which would preclude the Coconut Palm stockholder from being able to exercise his, her or its warrants and cause those warrants to be practically worthless.
      The outstanding Coconut Palm warrants will become exercisable upon the completion of the merger. However, none of the outstanding Coconut Palm warrants will be exercisable, and we will not be obligated to net cash settle the warrants, unless at the time a holder seeks to exercise these warrants, a prospectus relating to the common stock issuable upon exercise of these warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of these warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of these warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, these warrants may have no value, the market for these warrants may be limited and these warrants may expire unexercised and worthless. Thus, in these instances, the purchaser of a unit purchased in our initial public offering would have paid the $6.00 purchase price for the one share of our common stock included in the unit.

We may choose to redeem our outstanding warrants when a prospectus relating to the common stock issuable upon exercise of such warrants is not current and the warrants are not exercisable, which may result in warrant holders receiving much less than fair value for the warrants or no value at all.
      We may redeem the warrants issued as a part of our units at any time in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption to warrant holders. Redemption of the warrants could force the warrant holders to:

•	exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so;

•	sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.
      Further, if we redeem the warrants while the prospectus relating to the common stock issuable upon exercise of the warrants is not current, all warrant holders, including without limitation CPACW, LLLP, whose general partner is RPCP Investments, will not be able to exercise their warrants and may receive much less than fair value for the warrant or no value at all. In that event, CPACW, LLLP, who owns 2,000,000 warrants, would also receive much less than fair value for the warrants or no value at all.
Risks Related to the Offering

The first vote of EBC shareholders may be deemed an offer and sale of Coconut Palm securities in violation of Section 5 of the Securities Act, which could result in recission payments to EBC shareholders.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed to be an investment decision by EBC shareholders constituting an offer and sale by Coconut Palm of its securities. If so, then such an offer and sale without an effective registration statement relating to the offered Coconut Palm securities or an applicable exemption from registration may have violated Section 5 of the Securities Act of 1933, which makes it unlawful to sell a security unless a registration statement as to the security is in effect. If the June 15, 2006 vote by EBC shareholders did constitute a violation of Section 5 of the Securities Act, and if EBC shareholders had received Coconut Palm securities based upon such vote, then such shareholder may have had the right to tender the Coconut Palm securities back to Coconut Palm in return for the consideration the EBC shareholder paid plus interest. For a further discussion of Coconut Palm’s potential exposure relating to Section 5 see page 20 under “Developments Since Execution of Merger Agreement — New Vote by EBC Shareholders.”

FORWARD-LOOKING STATEMENTS
      This proxy statement/prospectus contains “forward-looking statements”. These statements concern beliefs, projections, plans, strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this proxy statement/prospectus contains forward-looking statements including:

•	Coconut Palm’s expectations regarding consummation and timing of the merger and related transactions, including the satisfaction of closing conditions to the merger;

•	Coconut Palm’s and EBC’s expectations regarding EBC’s growth potential, including growth within areas of specialty or niche programming and with respect to data convergence and spectrum assets, introduction of new media service offerings, engagement of a national sales representative for several of EBC’s non-Univision stations, and rationalization of station portfolio return-on-investment and gross margin parameters;

•	the combined company’s expectations and intentions regarding acquisitions of additional television stations and strategic partnerships with additional content partners for both Spanish and English language content;

•	the combined company’s beliefs and expectations regarding the Central Automated Satellite Hub (C.A.S.H.) services system, including growth potential and reduction of costs;

•	the combined company’s intentions and expectations regarding full power digital television, including the build out of full power digital television facilities in Eugene, Oregon, Montgomery, Alabama, and Little Rock, Arkansas markets, and opportunities to offer digital platform services to new media providers;

•	the combined company’s expectations regarding competition, including competition and pricing for advertising and syndicated programming, anticipated industry consolidation and the effect of industry consolidation on distribution alternatives for content providers;

•	the combined company’s belief that EBC will still be able to implement its business plan even if the maximum number of Coconut Palm stockholders exercised their conversion rights and the combined company received only 80% of the funds deposited in the trust account;

•	EBC’s estimates and expectations regarding the growth in the Hispanic population, buying power of Hispanics, use by Hispanics of Spanish language media, and the impact on Spanish-language media;

•	the combined company’s expectations regarding losses;

•	the combined company’s estimates regarding working capital, capital expenditures and debt service requirements, including the source and adequacy of funds for such purposes;

•	the combined company’s ability to conclusively anticipate the timing and approval of license grants, renewals, transfers and assignments;

•	the application of Coconut Palm’s criteria for evaluating business combinations and its expectations regarding the lack of diversification in its business upon the consummation of a business combination;

•	Coconut Palm’s expectation that it may be difficult and expensive to obtain director and officer liability insurance;

•	Coconut Palm’s expectations regarding dissolution and liquidation, including costs, advancement of funds, the ability of the founding stockholder to satisfy the debts and obligations of Coconut Palm, and the timing of dissolution and liquidation;

•	the combined company’s expectations regarding listing on the Nasdaq Global Market upon consummation of the merger;

•	the combined company’s intention not to pay dividends on its shares of common stock in the foreseeable future and instead reinvest any earnings back into the combined company;

•	Coconut Palm’s expectations regarding certain accounting policies; and

•	Coconut Palm’s beliefs regarding inflation.
      These forward-looking statements, among others, reflect Coconut Palm’s and EBC’s current views about future events and are subject to risks, uncertainties and assumptions. Coconut Palm wishes to caution readers that certain important factors may have affected and could in the future affect actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent Coconut Palm and EBC from achieving their goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the risks included in “Risk Factors” in this proxy statement/ prospectus and the following:

•	approval of the merger and related proposals by the Coconut Palm stockholders and EBC shareholders and the number and percentage of Coconut Palm stockholders voting against the merger;

•	the consummation of the merger and related transactions within the expected timeframe, or at all;

•	in the event the merger is not consummated, Coconut Palm’s ability to consummate any business transaction within the required timeframe;

•	Coconut Palm’s ability to dissolve and liquidate in a timely manner and as anticipated, if necessary;

•	difficulties encountered in integrating the merged businesses;

•	the competitive environment;

•	whether EBC’s business grows as expected and whether EBC’s business plan is implemented as expected;

•	any changes in industry trends, particularly with respect to growth trends involving Hispanics and the impact on Spanish language media;

•	continued compliance with government regulations, including FCC licensing;

•	legislation or regulatory environments, requirements or changes adversely affecting the businesses in which EBC is engaged;

•	the outcomes of government or third-party reviews, inquiries, investigations and related litigation;

•	the combined company’s ability to list its securities on the Nasdaq Global Market; and

•	general economic conditions.
AGREEMENT AND PLAN OF MERGER
      The following summary of the material provisions of the merger agreement is qualified by reference to the complete text of the merger agreement, and the first and second amendments to the merger agreement, copies of which are attached as “Annex A-1,” “Annex A-2” and “Annex A-3” respectively to this proxy statement/ prospectus and are incorporated herein by reference. All stockholders are encouraged to read the merger agreement and the first and second amendments to the merger agreement in their entirety for a more complete description of the terms and conditions of the merger.
Structure of the Merger
      At the effective time of the merger, EBC will be merged with and into Coconut Palm with Coconut Palm remaining as the surviving corporation.

Purchase Price-Payment
      Under the terms of the merger agreement, Coconut Palm will at closing, in exchange for all the outstanding shares of capital stock of EBC, provide total consideration of approximately $277.4 million comprised of the issuance of approximately 26,720,055 shares of Coconut Palm common stock valued at $155.3 million and 1,736,746 shares of Coconut Palm Series A preferred stock valued at $10.1 million, the delivery of $25 million in cash and $15 million in EBC assets and the assumption of EBC of up to $72 million in EBC debt, which debt was subject to upward adjustment of an additional $12 million as set forth below. Coconut Palm will also issue replacement options for 3,274,853 shares of Coconut Palm common stock. Specifically, the total consideration is comprised of:

•	26,448,344 shares of Coconut Palm common stock valued at $153.7 million. Holders of each share of EBC Class A common stock will have the right to receive 1.461988 shares of Coconut Palm common stock. Holders of each share of EBC Class B common stock will have the right to receive 4.678362 shares of Coconut Palm common stock. In addition, Sycamore will have the right to receive 271,711 shares of Coconut Palm common stock valued at $1.6 million with respect to accrued and unpaid dividends of EBC Series A preferred stock held by Sycamore;

•	in exchange for their shares of EBC Series A preferred stock, Sycamore and Univision will receive, pro rata according to their ownership of EBC Series A preferred stock, an aggregate of $40 million in cash and EBC assets, of which $15 million will be paid to Univision by the delivery to Univision of two existing EBC TV stations and the Univision affiliation agreements;

•	1,736,746 shares of Coconut Palm Series A preferred stock, valued at $10.1 million, issuable to Univision with respect to accrued and unpaid dividends of EBC Series A preferred stock held by Univision; and

•	the assumption of up to $72.0 million of EBC debt, which amount would have been subject to an increase of up to $12.0 million in the event one or both of two TV stations set forth in the merger agreement had not been sold by EBC at or before closing, both of which stations have now in fact been sold.
      In addition, Coconut Palm will issue 3,274,853 options to purchase Coconut Palm common stock, where each outstanding option to purchase EBC Class A common stock will be converted into the right to receive options to purchase 1.461988 shares of Coconut Palm common stock. We have used the Black-Scholes option pricing model to determine the weighted average fair value of the option exchange assuming 35.1% volatility, a market price of $5.81 (the last trading day prior to the execution of the merger agreement), an exercise price of $5.13, an average life ranging from 5.2 to 9.3 years and a risk free rate of 4.9%. Based on these assumptions, the fair value of options at the date of announcement was $9.0 million. The dollar values of the shares of Coconut Palm common stock, Series A preferred stock and the stock options referenced above are based on a per share price of $5.81 which was the price on April 6, 2006, the last trading day prior to the execution of the merger agreement.
      The exact number of shares of Coconut Palm common stock to be issued under the merger agreement shall remain the same while the value of these shares is subject to changes in market price of the shares. 2,100,000 shares of common stock of Coconut Palm to be issued to the holders of EBC Class A and Class B common stock will be withheld from each holder on a pro rata basis and shall be placed in escrow. Alternatively, the holders of outstanding EBC Class A and Class B common stock and the holders of outstanding shares of EBC Series A preferred stock who were parties to the merger agreement may, at their own expense, purchase an insurance policy to satisfy EBC’s potential indemnity obligations, in which case no portion of the Coconut Palm shares issued in the merger would be placed into escrow. Assuming no payments to Coconut Palm shareholders due to the exercise of their conversion rights, the majority of the $39.1 million of cash in the trust account, after deducting the $25 million cash payment to EBC’s preferred shareholders, that is not used to effect this business combination will be used to provide growth capital for network programming, internal growth initiatives and acquisitions.

      The two existing EBC TV stations and the Univision affiliation agreements to be transferred by EBC to Univision in exchange for $15.0 million of EBC Series A preferred stock held by Univision are located in the Salt Lake City broadcast market. One of the TV stations, KUTF(TV), has a full power license in Logan, Utah, while the other station K45GX, has a low power license in Salt Lake City and which serves as a translator for the full power license. Both licenses are Telefutura affiliates and are used to broadcast Telefutura into the Salt Lake City market. The $15.0 million value was agreed upon by Univision in the context of the entire merger agreement.
Closing of the Merger
      Subject to the provisions of the merger agreement, the closing of the merger will take place no later than March 31, 2007 after all the conditions described below under “The Agreement and Plan of Merger — Conditions to the Completion of the Merger” have been satisfied, unless Coconut Palm and EBC agree to another time.
      As stated in its final prospectus for its initial public offering as filed with the SEC on September 9, 2005, Coconut Palm will dissolve by March 14, 2007, however, as also stated in the Form S-1 if a definitive agreement has been entered into, as is the case here with EBC, then Coconut Palm will have until September 14, 2007 to consummate this merger, thereby allowing Coconut Palm sufficient time after March 14, 2007 to complete the merger. Coconut Palm’s Form S-1 stated that it will dissolve within 18 months of the consummation of its initial public offering, or within 24 months of the consummation of its initial public offering if a letter of intent, agreement in principle or definitive agreement has been within 18 months of the consummation of the offering and the business combination has not yet been consummated within such 18 month period, or September 14, 2007. On September 14, 2006, Coconut Palm, EBC and certain shareholders of EBC amended the merger agreement to extend its termination date from December 31, 2006 to March 31, 2007.
Representations and Warranties
      The merger agreement contains a number of representations and warranties that each of EBC and Coconut Palm has made to each other. These representations and warranties include and relate to:

•	organization and qualification;

•	organizational documents and bylaws;

•	capitalization, shareholders and books and records;

•	authorization, execution, delivery, and enforceability of the merger agreement and related agreements;

•	absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees, as a result of the contemplated transaction, receipt of all required consents and approvals;

•	absence of certain changes or events since February 28, 2006;

•	taxes;

•	title to properties and absence of liens and encumbrances, subject to certain exceptions (EBC only);

•	intellectual property;

•	absence of liability for brokerage, finders’ fees or agent’s commissions in connection with the merger agreement (Coconut Palm only);

•	absence of litigation;

•	permits and compliance with applicable laws;

•	material contracts;

•	real property and leasehold interests (EBC only);

•	SEC filings (Coconut Palm only);

•	accuracy of the information contained in financial statements;

•	interested party transactions (EBC only);

•	labor and employment matters, and employee benefit plans (EBC only);

•	permits (EBC only);

•	insurance (EBC only);

•	board approval, state antitakeover statutes and EBC Rights Agreement (EBC only);

•	absence of undisclosed liabilities;

•	environmental matters (EBC only);

•	FCC representation (EBC only);

•	franchise matters (EBC only);

•	information supplied;

•	bank accounts (EBC only);

•	brokers;

•	agreement regarding EBC disclosures (EBC only);

•	survival of representations and warranties (Coconut Palm only);

•	indebtedness (Coconut Palm only);

•	other transactions (EBC only);

•	investment (EBC only);

•	the Trust Fund (Coconut Palm only);

•	compliance with applicable law, rules regulation or order with respect to the conduct of its business (Coconut Palm only); and

•	restrictions on business activities (Coconut Palm only).
Materiality and Material Adverse Effect
      Certain of the representations and warranties are qualified by materiality or material adverse effect. For the purposes of the merger agreement, a material adverse effect on an entity means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of either Coconut Palm or EBC taken as a whole or would reasonably be expected to prevent or materially delay the consummation of the merger and the transactions contemplated in the merger agreement, or prevent or materially impair or delay the ability of either Coconut Palm or EBC to perform their respective obligations hereunder. Solely with respect to EBC, none of the following shall be taken into account in determining whether there has been a material adverse effect:

•	General business or economic conditions,

•	National or international, political or social conditions,

•	Changes in laws, rules, regulations, orders or other binding directives issued by any governmental authority, or

•	Any public announcement concerning, or the taking of any action contemplated by the merger agreement, and the agreements contemplated by the merger agreement.
Interim Covenants Relating to Conduct of Business
      Under the merger agreement, EBC has agreed, prior to completion of the merger, to conduct its business and the business of its subsidiaries in the ordinary course consistent with past practice, except as expressly permitted by the merger agreement.
      Under the merger agreement, Coconut Palm has agreed, prior to the completion of the merger, to not (i) take any action to cause its representations and warranties set forth in the merger agreement to be untrue in any material respect, (ii) take any action that would unreasonably materially delay the consummation of the merger, and (iii) amend or otherwise change the Amended and Restated Certificate of Incorporation or Bylaws without EBC’s consent.
No Solicitations by Coconut Palm or EBC
      Until May 27, 2006 or the effective termination of the merger agreement, each of Coconut Palm, EBC, its subsidiaries and the Major EBC Shareholders have agreed that it will not, and will cause its affiliates, employees, agents and representatives not to, directly or indirectly, solicit or initiate discussions with, enter into negotiations or agreements with, or furnish any information about themselves, or otherwise assist, facilitate or encourage, any Person or group (other than parties to the merger agreement or their authorized representatives) concerning any proposal for a merger, sale or purchase of substantial assets, sale or purchase of shares of capital stock or other securities, recapitalization or other business combination transaction involving Coconut Palm, EBC or its subsidiaries on the one hand and any third party on the other hand. Each party must immediately halt any discussions with any third party regarding any transaction that would be inconsistent with these exclusivity provisions or that would interfere with, prevent or delay the consummation of the transactions contemplated by the merger agreement. EBC will notify Coconut Palm immediately in writing if EBC becomes aware that any inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated with, EBC or its subsidiaries as described above.
Coconut Palm Stockholders’ Meeting
      Coconut Palm has agreed to call and hold a meeting of its stockholders, as promptly as practicable, but in any event within seventy-five days following completion of the SEC review of the Registration Statement, for the purpose of seeking the adoption of the merger proposal by its stockholders. Coconut Palm has also agreed that it will, through its board of directors and subject to their fiduciary duties or as otherwise required by law, recommend to its stockholders that they approve and adopt the merger proposal.
EBC Shareholders’ Meeting
      On June 2, 2006, EBC sent a letter and proxy to its shareholders discussing the merger and seeking the shareholders’ approval and consent for such merger, settlement agreement and election of two directors. On June 15, 2006, at the annual meeting of EBC shareholders, the shareholders voted in favor of the merger and related matters, as required under Arkansas law. Following the vote on the merger and related matters by the EBC shareholders, a lawsuit was filed against EBC and its directors and the merger agreement was materially amended, as described on the prior page above. In response to the EBC shareholder lawsuit, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement and the settlement agreement. The initial vote at the June 15, 2006 annual meeting, including any proxy delivered therewith, has been abandoned and will not be counted, or utilized in any way, in connection with the merger and under general Arkansas corporate law principles the vote to be taken at the new upcoming special meeting of EBC shareholders will be a new vote, superseding and replacing the vote taken at the June 15, 2006 annual meeting of EBC shareholders, except that the affirmative vote re-electing Mr. Luken and Mr. Becker to

EBC’s board of directors will not be abandoned. EBC will keep the initial June 15, 2006 vote solely relating to the re-election of Mr. Luken and Mr. Becker as this vote was part of the annual meeting but separate from the merger and settlement agreement. EBC believes it is required under Arkansas law to have a new vote on the merger to apprise EBC shareholders of (1) developments regarding the EBC shareholder lawsuit challenging the merger, and (2) the material second amendment of the merger agreement on September 14, 2006 increasing the number of directors in the surviving corporation and extending the termination date of the merger agreement from December 31, 2006 to March 31, 2007. See page 4 “Summary — Authority for Second EBC Shareholder Vote” for a discussion of authority of EBC to hold a second shareholder meeting on the merger agreement.
      At the new EBC shareholder special meeting, in addition to voting on whether EBC proceeds with the merger, EBC’s shareholders will also be asked to ratify a Settlement Agreement between EBC and Arkansas Media regarding the termination of an existing management agreement between EBC and Arkansas Media which both parties have determined will not provide the most effective management structure for the combined company following the merger. Based on the existence of a possible conflict of interest of the EBC directors in the transaction under Arkansas law, the EBC board of directors will withhold any recommendation to the EBC shareholders regarding the merger. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/prospectus to EBC shareholders.
Access to Information
      During the period prior to the closing, each of EBC and Coconut Palm has agreed to give the other, its counsel, accountants and other representatives, reasonable access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, books, records and personnel of the other to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the other, as such party may reasonably request.
Coconut Palm Due Diligence Investigation
      Pursuant to the terms of the merger agreement, Coconut Palm was required to complete its due diligence investigation of EBC within four weeks of the date of the merger agreement. By the terms of the first amendment to the merger agreement, this due diligence period was extended to five weeks from the date of the merger agreement. In the event that Coconut Palm’s due diligence review was not satisfactory, in its sole discretion, Coconut Palm was entitled to terminate the merger agreement by written notice to EBC prior to the end of such due diligence period. By letter dated May 12, 2006, Robert Farenhem, as Vice President and Secretary of Coconut Palm, notified EBC that Coconut Palm would proceed to consummate the merger subject to EBC making certain revisions to its disclosure schedules as referenced in the merger agreement and the satisfaction of all other conditions. EBC has agreed to make the requested revisions.

EBC Options
      An aggregate of 2,240,000 shares of EBC Class A common stock are issuable upon exercise of outstanding EBC stock options. At the effective time of the merger, EBC’s obligations with respect to each outstanding and unexercised option to purchase EBC Class A common stock that has an exercise price per share of $7.50, which we refer to as the EBC stock options, will be converted into options to purchase an aggregate of 3,274,853 shares of Coconut Palm common stock. If the Coconut Palm stockholders approve the 2007 Stock Incentive Plan, such shares will be issued the 2007 Stock Incentive Plan at the fair market value as of the date of the effective time of the merger.
      If at the effective time of the merger, the fair market value of EBC’s Class A common stock exceeds $7.50 per share, then the EBC stock options shall be converted into options to purchase an aggregate of 3,274,853 shares of Coconut Palm common stock. Specifically, each EBC stock option shall be converted into an option to purchase 1.461988 shares of Coconut Palm common stock at an adjusted exercise price so that the converted option retains the built in gain, if any, of the EBC stock option. The conversion formula and adjusted exercise are being determined in accordance with the Internal Revenue Code so that the conversion of the EBC stock options shall not be treated as the grant of a new stock right or a change in the form of payment for purposes of Section 409A of the Internal Revenue Code and shall not be considered a modification of EBC stock options pursuant to Section 424 of the Internal Revenue Code and the regulations thereunder. The fair market value of the EBC Class A common stock shall be determined by multiplying the fair market value of Coconut Palm common stock as of the effective time of the merger by 1.461988.
      If the Coconut Palm stockholders do not approve the 2007 Stock Incentive Plan but the merger is approved, the current EBC stock option plans and the outstanding options issued pursuant to them will remain in existence following the merger. Under the terms of the merger agreement, Coconut Palm, as the surviving corporation, will be obligated to issue options to purchase an aggregate of 3,274,853 shares of Coconut Palm common stock in substitution of the existing EBC options. Such action will be taken without approval of the Coconut Palm stockholders. In such event, the exercise price of the EBC options will be adjusted and the stock underlying the EBC options will be converted into stock of Coconut Palm common stock using the same conversion ratio described above.
      In addition, pursuant to the terms of the merger agreement, Coconut Palm is obligated to issue options to purchase 2,000,000 and 250,000 to Larry Morton and Gregory Fess, respectively, under employment agreements to be entered in connection with the merger. If stockholders approve the 2007 Stock Incentive Plan, the options to Messrs. Morton and Fess will be issued under the 2007 Stock Incentive Plan. If stockholders do not approve the 2007 Stock Incentive Plan, these options will be issued pursuant to separate option agreements outside of any plan.
      For a further discussion of Coconut Palm’s future plans regarding issuances of stock options outside the 2007 Stock Incentive Plan, see “Stock Incentive Plan Proposal — Consequences if Stock Incentive Plan Proposal is Not Approved.”
Escrow and Indemnification
      2,100,000 shares of common stock of Coconut Palm to be issued to the holders of EBC Class A and Class B common stock in exchange for their shares will be withheld from each holder on a pro rata basis and shall be placed in escrow to secure the indemnity obligations of EBC under the merger agreement. Coconut Palm and its representatives, successors and permitted assigns shall be entitled to indemnification out of the escrow fund for any damages, whether as a result of any third party claim or otherwise, and which arise from or in connection with (i) the inaccuracy, non-fulfillment or breach of representations and warranties and agreements and covenants of EBC under the merger agreement and (ii) any taxes of EBC or any subsidiary of EBC arising in or relating to any taxable period, or portion thereof, ending on or before the closing date which EBC has not properly accrued on its most recent balance sheet in accordance with GAAP. The representations, warranties, covenants and agreements of EBC shall survive the closing for a period of one year. The aggregate liability for losses under the merger agreement shall not exceed the escrow, which shall constitute the sole source of payment of any indemnification claim. Further, if the total indebtedness of EBC at the closing of the merger is less than $72,000,000, then the combined entity will be responsible for satisfying any indemnification claims, acting like a deductible, up to the amount that EBC’s closing indebtedness is less than $72,000,000.
      In lieu of the Coconut Palm common stock escrow described above, the holders of outstanding EBC Class A and Class B common stock and the holders of outstanding EBC Series A preferred stock who were parties to the merger agreement may, at their own expense, obtain insurance in the amount of the valuation of the Coconut Palm common stock in escrow, the proceeds of which will be paid directly and only to Coconut Palm to remedy any such indemnification obligation of EBC arising out of the merger agreement.
Fees and Expenses
      Whether or not the merger is consummated, all fees and expenses incurred in connection with the merger including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of the merger agreement and the transactions contemplated thereby, shall be the obligation of the respective party incurring such fees and expenses. Each of EBC and Coconut Palm has agreed to provide the other party with a statement of estimated third party expenses incurred by each party at least ten business days prior to the closing in a form reasonably satisfactory to the other party.
Voting Agreement
      Univision, Henry Luken, III, Sycamore, and Arkansas Media, and any entities controlled by any of them which are shareholders of EBC, have executed a voting agreement, in substantially the form of Exhibit F to the merger agreement, agreeing to vote all of the shares of capital stock in EBC held by each of them in favor of the merger. Collectively these shareholders represent approximately 38% of the outstanding EBC Class A common stock and 100% of the outstanding EBC Class B common stock and the Series A preferred stock.
Settlement Agreement
      On April 7, 2006, EBC, Arkansas Media, and Larry Morton, Gregory Fess, and Max Hooper executed the settlement agreement. The settlement agreement generally provides for the resolution of the following matters between the parties:

•	EBC’s payment to Actron, Inc. (a controlling interest in which is owned by Larry Morton and Greg Fess) of an amount equal to $411,009.47, plus accrued interest at seven percent since January 1, 2003, in settlement of EBC’s obligations under a Promissory Note to Actron, Inc. dated January 1, 2003. This obligation relates to EBC’s purchase of Central Arkansas Payroll Company in 2003;

•	The agreement of Max Hooper and Greg Fess to resign as directors of Kaleidoscope Foundation, a nonprofit corporation, and a related agreement that Larry Morton may remain as a director of Kaleidoscope Foundation provided his duties do not conflict with those owed to EBC (or its survivor);

•	The purchase by EBC from Arkansas Media of one low-power broadcast station in Oklahoma City, Oklahoma and two low-power broadcast stations in Little Rock, Arkansas, for a combined purchase price of $1,300,000;

•	EBC’s purchase of an office building in Fort Smith, Arkansas from Arkansas Media, which office building houses TV stations KPBI, KFDF, KXUN, and KWFT. The purchase price will be an amount equal to the actual prior cash payments by Arkansas Media with respect to the building (not to exceed $100,000), and EBC’s assumption of debt secured by the building and owing to Citizen’s Bank and Trust, Fort Smith, Arkansas, in the amount of approximately $216,155.12; and

•	The cancellation of a management agreement, dated June 1, 1998, between Arkansas Media and EBC in exchange for the following: (i) payment to Arkansas Media of (a) $3,200,000 in cash, and (b) 640,000 newly issued shares of EBC’s Class A common stock (valued at $4,800,000); and

(ii) payment of all accrued management fees and commissions through the closing date of the merger. EBC is also required to reimburse Arkansas Media, Morton, Fess and Hooper for all expenses incurred in negotiating and consummating the settlement agreement.

      The ownership of Arkansas Media is as follows: the Sandra Morton Life Trust owns 41.7%, the Mindy L. Hooper Life Trust owns 33.3% and the Judith A. Fess Life Trust owns 25%.
      The individual stations were valued based on the values agreed to by the two previous potential buyers. These stations were profitable for the previous three years for Arkansas Media. The assets of each of the three stations listed will be purchased in full by EBC prior to the closing of the merger under the terms of the Arkansas Media Settlement Agreement. EBC will not assume any station liabilities other than the tower leases for the stations. The values for these stations were agreed to in 2003 as part of a prior transaction and have not been increased since that time. All three stations have been operated by EBC under Local Marketing Agreements for a fee of $3,000 per month per station. These stations are operated by EBC as part of station groups in Little Rock, Arkansas and Oklahoma and are not profitable as stand-alone stations. The relevant terms of the purchase of each station are as follows:

•	KWBF-LP: The purchase price is $300,000 payable in cash at closing. This station provides part of the central Arkansas coverage for KWBF-TV, the MyNetworkTV affiliate in Little Rock. The full station group was appraised by Holt at $20,000,000. No separate appraisal was performed on this station. Arkansas Media acquired this station in April 2000 for $16,501;

•	KLRA-LP: The purchase price is $500,000 payable in cash at closing. This is the Univision affiliate for Little Rock. It was appraised by BIA in June of 2005 for $766,000. Arkansas Media acquired this station in July 1997 for $143,170.95; and

•	KWDW-LP: The purchase price is $500,000 payable in cash at closing. This station provides a significant part of the coverage in Oklahoma City for the Univision affiliate there. The Univision affiliate was appraised by Holt at $19,500,000. No separate appraisal was done on this station. Arkansas Media acquired this station in February 2002 for $125,000.
      EBC believes that the prior purchase prices of these stations is not relevant in that all three stations were re-engineered to improve their coverage and KWBF-LP was moved from a small adjacent market into the Little Rock metro area in addition to being rebuilt upgrading the power from 4 watts to 104,600 watts.
      The Settlement Agreement was entered into between Arkansas Media and EBC prior to the merger negotiation, and this is a pre-merger transaction that does not affect the merger valuation. The settlement agreement and the merger are interrelated only in terms of timing, so that the settlement agreement will be closed immediately prior to closing under the merger agreement. Otherwise, the two agreements are not related. The settlement agreement deals with how the merger purchase price is allocated among the current EBC shareholders, not with the purchase price itself.

Conditions to Closing Under Settlement Agreement
      The closing of each of the transactions described in the settlement agreement is specifically conditioned on (i) EBC having obtained shareholder approval of the settlement agreement and the transactions described therein as required under its Articles of Incorporation, Bylaws, and applicable provisions of Arkansas law, and (ii) all conditions to closing under the merger agreement having been satisfied or waived, in which case the transactions under the settlement agreement would close immediately prior to the closing under the merger agreement.

Required Shareholder Approval
      In order to be approved by EBC’s Class A common shareholders, the settlement agreement must be approved by the affirmative vote of the holders of a majority of the outstanding Class A common shares. In addition to the approval by a majority of all outstanding Class A common shares, the settlement agreement must also receive the approval of a majority of a quorum of the shares of Class A common shares held by disinterested parties. As described more particularly herein, certain Class A shareholders have a conflict of interest with respect to the settlement agreement. The votes of those shares held by Class A shareholders having a conflict of interest will be counted for the purpose of determining whether a majority of the total Class A shares have approved of the settlement agreement but will be disregarded for the purpose of determining whether a majority of the disinterested Class A shares have approved of the settlement agreement. Both the merger agreement and the settlement agreement must be approved for the respective proposals to pass.
      The Arkansas Media settlement agreement was not separately approved by EBC’s disinterested directors. The closing under the settlement agreement and the closing under the merger agreement are intended to occur simultaneously. Because these transactions are interrelated, those members of the Board of Directors of EBC who are not also owners of Arkansas Media determined that they were not sufficiently disinterested for purposes of independently ratifying the terms of the settlement agreement. For this reason, the EBC Board of Directors decided to require that the terms of the settlement agreement be approved by a majority of EBC’s disinterested shareholders in accordance with Arkansas law.

Consideration for Termination of Management Agreement
      The settlement agreement provides for the termination and cancellation of all rights and interests of any party under the management agreement between Arkansas Media and EBC. The Arkansas Media Management Agreement was executed effective June 1, 1998, between EBC and Arkansas Media, LLC, as part of the restructuring of EBC and several related companies. The Management Agreement provides for an initial term of twenty years with two additional automatic renewals of twenty years each. The Management Agreement provides for termination in the event a party is in violation of any provision of the agreement and fails to cure the default within sixty days following written notice. In the event the agreement is terminated based on Arkansas Media’s failure to cure a default, Arkansas Media is then entitled to a severance payment in an amount equal to the prior 24 months’ management fees. Except in the event of termination following an uncured default, neither party has the ability to unilaterally terminate the Management Agreement. The Management Agreement generally authorizes Arkansas Media to make all decisions regarding the management and operations of EBC. In exchange for the performance of these services, Arkansas Media receives management fees equal to five percent of all ad revenue, lease revenue, time and brokerage revenue, and any other operating revenue received by EBC. Arkansas Media is also paid $1,000.00 per month for each radio or television station owned or operated by EBC in addition to the reimbursement of all out-of-pocket expenses incurred. An indemnification clause in the Management Agreement requires that EBC indemnify, and hold Arkansas Media harmless from any claims or liabilities arising as a result of Arkansas Media’s provision of management services. Through September 30, 2006, EBC has paid a total of $990,045 in management fees and expense reimbursements to Arkansas Media during calendar year 2006. As of that date, Arkansas Media is owed accrued but unpaid fees of $161,580. In consideration of terminating the Management Agreement, Arkansas Media is receiving $3,200,000 in cash and 640,000 shares of EBC’s Class A common stock valued at $4,800,000, for total consideration of $8,000,000 (the “Termination Payment”). The Termination Payment was determined to be fair to EBC by EBC’s executive officers and disinterested directors.

Comparison to Employment Agreements and Consulting Agreement
      At the closing of the merger, the combined company will enter into separate employment agreements with Mr. Morton and Mr. Fess, and a consulting agreement with Mr. Hooper. The terms of each of these agreements differ from those contained in the Arkansas Media Management Agreement. For example, the Arkansas Media Management Agreement provided an initial term of twenty years, with two automatic twenty-year extensions. The provisions of the employment agreements with Mr. Morton and Mr. Fess, respectively, provide for initial employment terms of three years, each subject to termination for cause. Mr. Hooper’s consulting agreement provides an initial term of one year.
      The compensation for management services provided pursuant to the Arkansas Media Management Agreement consists of a fixed percentage of all ad revenue, lease revenue, time brokerage revenue and other operating revenue received by EBC plus $1,000 per month for each radio or television station owned or operated by EBC. The aggregate fees paid pursuant to the Arkansas Media Management Agreement during calendar years 2003, 2004 and 2005 were $1,449,000, $1,408,000 and $1,533,000, respectively. For comparison purposes, the base cash compensation payable to Messrs. Morton, Fess and Hooper under their separate agreements equals $520,000, $315,000 and $250,000, respectively. Mr. Morton’s employment agreement also provides for the grant of options to purchase 2,000,000 shares of the Coconut Palm’s common stock and entitles him to participate in Coconut Palm’s Management Incentive Compensation Plan with a minimum amount of no less than $3,040,000, subject to Coconut Palm receiving sufficient proceeds from the conversion of Coconut Palm’s outstanding public warrants. Mr. Fess’ employment agreement similarly provides for the grant of options to purchase 250,000 shares of Coconut Palm’s common stock and allows him to participate in Coconut Palm’s Management Incentive Compensation Plan with a minimum amount of no less than $500,000.

Business Purpose of Settlement Agreement
      Management of EBC determined in was in the best interest of EBC to enter into the settlement agreement because (1) the original business purpose of the Arkansas Media Management Agreement would no longer apply to a mature, soon-to-be public company and (2) it removes potential conflicts of interest for principals of EBC who also had interests in Arkansas Media. The original business purpose of the Arkansas Media Management Agreement was to allow for the costs of initial salaries to be lowered by a third party management agreement. This structure no longer would suit a larger public company where management costs traditionally would not be paid to a third party. The settlement agreement relating to the management agreement also removes potential conflicts of interest for principals of EBC since managements’ interests will no longer be involved with an outside management company. For example, the settlement agreement calls for certain entities owned wholly or in part by Messrs. Morton or Fess to be reflected in terms of specified consideration. As these entities become part of the combined company, the intent of the settlement agreement was to provide the appropriate consideration for such assets or entities and remove the direct relationship these individuals had to these entities or assets in order to avoid potential conflicts of interest.
Public Announcements
      The parties have agreed to cooperate in good faith to jointly prepare all press releases and public announcements pertaining to the merger agreement, and the related transactions, and no party shall issue or otherwise make any public announcement or communication pertaining to the merger agreement, or the merger without the prior consent of the other, except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or trading system. Each party has agreed not to unreasonably withhold approval from the other with respect to any press release or public announcement.
Conditions to the Completion of the Merger
      The obligations of Coconut Palm and EBC to consummate the merger is subject to the following conditions:

•	the receipt of the Coconut Palm stockholder approval;

•	the receipt of the EBC shareholder approval;

•	the absence of any order or injunction preventing consummation of the merger;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	the receipt of necessary consents and approvals by third parties and the completion of necessary proceedings, including all necessary consents and approvals of the FCC; and

•	the closing of the asset purchase agreement providing for the sale to Univision of two EBC TV stations, or if the transactions thereby have not closed as of the Effective Time, then EBC shall execute a local marketing agreement with Univision with respect to such station and shall issue to Univision a

$15,000,000 promissory note secured by the assets sought to be transferred under the asset purchase agreement, payable in one year with interest at 7% unless the asset purchase agreement closes earlier.

      The obligation of Coconut Palm to complete the merger is further subject to the following conditions:

•	EBC’s representations and warranties that are qualified as to materiality must be true and correct, and those not qualified as to materiality must be true and correct in all material respects, in each case as of April 7, 2006 and as of the effective time of the merger;

•	EBC and the Major EBC Shareholders must have performed or complied in all material respects all agreements and covenants required to be performed by them under the terms of the merger agreement;

•	the absence of any suit or proceeding by any governmental authority or any other person challenging the merger, prohibiting the EBC shareholders’ ownership of EBC capital stock or having a material adverse effect on EBC;

•	there must not have occurred since the date of the merger agreement any material adverse effect on EBC;

•	all shareholder agreements, voting agreements, buy-sell agreements and all similar agreements involving EBC and its shareholders shall have been terminated as of the closing, except as otherwise provided;

•	the employment agreements and consulting agreement shall have been executed by Messrs. Morton, Fess and Hooper, respectively, and delivered to Coconut Palm;

•	the voting agreements entered into by Univision, Henry Luken, III, Sycamore, and Arkansas Media and any entities controlled by them which are shareholders of EBC shall have been executed and delivered to Coconut Palm;

•	the holders of not more than five percent of the outstanding capital stock of any class of EBC shall have demanded appraisal rights in accordance with the ABCA;

•	EBC shall have delivered to Coconut Palm an officer’s certificate, dated as of the closing, certifying as to the satisfaction of certain conditions;

•	an appraisal of EBC with a valuation of at least $300 million conducted by a reputable media valuation firm such as Holt Media Group or other similar media evaluation firm;

•	Coconut Palm shall have received a fairness opinion from Morgan Joseph to the effect that the merger is fair to Coconut Palm’s shareholders from a financial point of view;

•	Coconut Palm shall have satisfactorily completed its due diligence review;

•	an aggregate of 2,100,000 shares of Coconut Palm common stock shall have been placed in escrow, or alternatively, the holders of outstanding EBC Class A and Class B common stock and the holders of outstanding shares of EBC Series A preferred stock who were parties to the merger agreement may, at their own expense, purchase an insurance policy to satisfy EBC’s potential indemnity obligations, in which case no portion of the Coconut Palm shares issued in the merger would be placed into escrow;

•	Coconut Palm shall have received “comfort” letters from Moore Stephens Frost, PLC dated the date of distribution of this proxy statement/ prospectus and the date of closing with respect to certain EBC financial statements and other financial information contained in this proxy statement/ prospectus;

•	EBC shall have delivered to Coconut Palm, as of the closing date, a true and complete list of all holders of EBC capital stock, stock options and any other rights to purchase EBC capital stock, as certified by EBC’s Secretary;

•	the total indebtedness of EBC as reflected on a balance sheet of EBC dated as of the date prior to closing and certified by EBC’s chief financial officer, shall not exceed $72.0 million or up to $84 million in the event that as of the closing date:

•	EBC has not sold two of its television stations and they remain as assets of EBC, or

•	EBC has entered into binding written agreements to sell these stations to third parties at certain minimum prices; and

•	EBC and the Major EBC Shareholders shall have delivered certificates evidencing the Class A Preferred Stock; Articles of Incorporation and Bylaws, as amended, of EBC and its subsidiaries; certified resolutions of EBC approving the merger agreement and the merger; the resignation of directors of EBC subsidiaries as requested; a written opinion from EBC’s counsel; a certificate of non-foreign status from EBC: and such other documents reasonably requested by Coconut Palm.
      The obligation of EBC to complete the merger is further subject to the following conditions:

•	Coconut Palm’s representations and warranties that are qualified as to materiality must be true and correct and those not qualified as to materiality must be true and correct in all material respects, in each case as of April 7, 2006 and as of the effective time of the merger;

•	Coconut Palm must have performed or complied in all material respects all agreements and covenants required to be performed by it under the terms of the merger agreement;

•	the absence of any suit or proceeding by any governmental authority or any other person challenging the merger or having a material adverse effect on EBC;

•	Coconut Palm shall have delivered to EBC an officer’s certificate, dated as of the closing, certifying as to the satisfaction of certain conditions;

•	Coconut Palm shall be in compliance in all material respects with the reporting requirements under the Exchange Act;

•	the effectiveness of the registration statement pursuant to which the shares of common stock and preferred stock of Coconut Palm issuable as merger consideration have been registered with the SEC;

•	Coconut Palm shall have delivered certified resolutions of Coconut Palm authorizing and approving the merger agreement and the merger; evidence of consents and approvals reasonably requested by EBC; written opinion from Coconut Palm’s counsel; resignation of the Coconut Palm directors; and such other documents reasonably requested by EBC;

•	Coconut Palm shall have obtained directors’ and officers’ liability insurance with terms reasonably acceptable to EBC, and such insurance shall be in full force and effect;

•	Coconut Palm shall have made all necessary arrangements and satisfied all conditions to have the amount in the trust account (which shall contain no less than $63,120,589) disbursed to Coconut Palm immediately upon the closing; and

•	there must not have occurred since the date of the merger agreement any material adverse effect on Coconut Palm.
Termination
      The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after receipt of stockholder approval, as follows:

•	by mutual written consent;

•	by either party if the merger is not consummated on or before March 31, 2007;

•	by either party if any governmental authority shall have enacted, issued, promulgated or enforced any injunction, order, decree or ruling or taken any other action that has the effect of making consummation of the merger illegal;

•	by either party, subject to a 30-day cure period, if the other party has breached any of its covenants or representations and warranties in any material respect;

•	by either party if the merger agreement shall fail to receive either EBC or Coconut Palm shareholder approval at their respective stockholders’ meetings; or

•	by Coconut Palm, in writing, on or prior to May 15, 2006, if the results of due diligence review is not satisfactory to Coconut Palm in its sole discretion.
      If permitted under applicable law, either Coconut Palm or EBC may waive conditions for their own respective benefit and consummate the merger, even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the merger will occur.
Effect of Termination
      Except as otherwise provided in the merger agreement, in the event of termination by either EBC or Coconut Palm, the merger agreement will become void and have no effect, without any liability or obligation on the part of Coconut Palm or EBC; provided however, that such termination shall not in any way terminate, limit or restrict the rights and remedies of any party hereto against another party that has violated or breached any of the representations, warranties, covenants or agreements of this Agreement prior to termination hereof; and provided further that those provisions which survive the termination of this Agreement shall not be void. The parties acknowledge and agree that prior to the closing any claims for indemnification under the merger agreement may only be brought against EBC directly and not any EBC shareholders, officers, directors, agents, or representatives, but that there are no limitations on the amount of indemnification claims against EBC directly for claims prior to closing.
Assignment
      The merger agreement and the rights and obligations of a party thereunder may not be assigned, transferred or encumbered, whether pursuant to a merger, by operation of law or otherwise, without the prior written consent of the other parties.
Further Assurances
      Each of Coconut Palm and EBC agree that it will execute and deliver, or cause to be executed and delivered, on or after the date of the merger agreement, all such other documents and instruments and will take all reasonable actions as may be necessary to transfer and convey the securities of EBC to Coconut Palm.
Listing Application
      Pursuant to the terms of the merger agreement, Coconut Palm must, within thirty days following the effective date of the merger, make application to the Nasdaq Global Market for which it qualifies, or to a national securities exchange, for the listing of Coconut Palm common stock, and following the submission of such application shall make reasonable efforts to obtain approval for such application. Coconut Palm anticipates filing the listing application as soon as practicable following the effective date of the merger.
Coconut Palm Registration Statement
      Coconut Palm has agreed to prepare and file with the SEC, a registration statement on Form S-4 (or similar form of registration statement) (of which this prospectus forms a part) with respect to shares of Coconut Palm common stock and Coconut Palm preferred stock to be issued as consideration in the merger.

Coconut Palm has agreed to provide to EBC and Univision, and their counsel, the opportunity to review and comment on the Coconut Palm registration statement prior to its filing with the SEC.
Management Stock Option Plan
      Immediately following consummation of the merger, Coconut Palm, as the surviving entity, is required under the merger agreement to adopt a management stock option plan which will provide for the reservation of stock options to purchase approximately 9,000,000 shares of Coconut Palm common stock exercisable at fair market value. This plan was one of the terms Coconut Palm assumed from a prior merger offer entertained by EBC. These options will be granted to officers of Coconut Palm, as determined by Coconut Palm’s compensation committee post-closing and will be governed by the 2007 Stock Incentive Plan. The terms of the 2007 Stock Incentive Plan, and thus the management stock option plan, are set forth under the heading “Stock Incentive Plan Proposal” and include for example that options will be subject to a 5 year vesting schedule in which they vest 25% per year with one increment vesting on each anniversary date of the grant. Further details are set forth under such proposal heading.
      If stockholders approve the 2007 Stock Incentive Plan, these options will be issued under such plan. If stockholders do not approve the 2007 Stock Incentive Plan, but the merger is approved, the current EBC stock option plans and the outstanding options issued pursuant to them will remain in existence following the merger. Coconut Palm, as the surviving corporation, will be obligated to issue options to purchase an aggregate of (i) 3,274,853 shares of Coconut Palm common stock in substitution of the existing EBC options and 2,250,000 shares of Coconut Palm common stock pursuant to employment agreements to be entered into at closing with Mesrrs. Morton and Fess.
      Subsequent to the execution of the merger agreement, Coconut Palm has announced that Thomas Arnost and George Blank will join the combined company effective upon closing of the merger to serve as President and Chief Executive Officer of the EBC Broadcast Station Group and Chief Financial Officer of EBC, respectively. Although final employment arrangements with such individuals have not been reached, it is anticipated that in aggregate Messrs. Arnost, Blank and Dvornik will receive no more than approximately 1,750,000 options to purchase common stock of the combined company. If stockholders approve the 2007 Stock Incentive Plan, the options to Messrs. Arnost and Blank will be issued under the 2007 Stock Incentive Plan. If stockholders do not approve the 2007 Stock Incentive Plan, these options will be issued pursuant to separate option agreements outside of any plan.
      For a further discussion of Coconut Palm’s future plans regarding issuances of stock options outside the 2007 Stock Incentive Plan, see “Stock Incentive Plan Proposal — Consequences if Stock Incentive Plan Proposal is Not Approved.”
      If stockholders do not approve the 2007 Stock Incentive Plan, but the merger is approved, Coconut Palm may issue options under the management stock option plan but only if it may do so under applicable exchange or quotation system requirements. For example, the Nasdaq Global Market includes provisions for the grant of incentive options to new employees without shareholder approval in the context of a merger provided conditions are met, including for example, the grants are approved by the independent compensation committee or a majority of the independent directors and a press release is issued with the material terms of the grant.
      While it is the preference of Coconut Palm to issue stock options under the 2007 Stock Incentive Plan with stockholder approval, if the plan were not approved by the stockholders and the combined company were able to properly issue options under applicable exchange or quotation system requirements, Coconut Palm would not expect to exceed the maximum number of grants of options that it could have issued had the plan been approved by stockholders.
One-Time Management Incentive Plan
      Immediately following closing, Coconut Palm, as the surviving corporation, will establish a one-time management cash incentive plan of up to a maximum of $8.5 million, intended to be funded solely by proceeds received by the anticipated exercise of outstanding Coconut Palm warrants, which, assuming all outstanding warrants are exercised, could generate proceeds of up to $115 million. The Coconut Palm warrants, which are exercisable at a price of $5.00 per share, may be exercised beginning upon the later to occur of (i) Coconut Palm’s completion of a business combination transaction, or (ii) one year from the date of Coconut Palm’s prospectus issued in its initial public offering, and must be exercised prior to September, 2009. It is anticipated that such warrants will not be exercised unless the per share trading price of Coconut Palm common stock, following the merger, is greater than or equal to $8.50 per share. There is no guarantee that the warrants will be exercised. In the event that no warrants are exercised, the bonus will not be paid.
      The intent of the one-time management incentive plan is to allow the designees of the plan, as set forth below, to have potential economic upside for their continual efforts to create shareholder value following the closing of the merger. As set forth in the merger agreement and as provided in the paragraph above, cash incentives will be realized when shareholder value is created, reflected in a higher price for the common stock and the outstanding Coconut Palm warrants are exercised. This economic incentive is structured as a distribution of cash to designated management which may, at the board’s discretion, serve to enable them to buy additional stock.
      If the funds are available from the exercise of the warrants, under the merger agreement the terms of the plan will provide that Larry Morton will receive a bonus in the amount of $3,040,000, Gregory Fess will receive a bonus of $500,000, RPCP Investments will receive a payment in the amount of $2,500,000, and the balance of the plan funds will be distributed to officers, directors or third party service providers and advisors of Coconut Palm, as the surviving corporation, at the discretion of Coconut Palm’s compensation committee post-closing. If directed by Coconut Palm’s board of directors, in its discretion and subject to adjustment for negative tax consequences borne by each participant, the management incentive plan funds may be used to fund the cashless exercise of options granted under the Coconut Palm management stock option plan described above. The cashless exercise of options will not be used to fund the one-time management incentive plan, but the exercise of warrants held by CPACW, LLLP, an affiliate of Coconut Palm management may be used to help fund the plan in so far as proceeds from these warrant exercises will be used like all other warrant exercises and CPACW will be treated like all other holders of warrants in the exercise of their warrants. In the event warrants are exercised and proceeds from the exercise fund the plan, then any distribution to designees of the plan shall be first the Larry Morton up to the amount of $3,040,000, then to Gregory Fess up to $500,000, then to RPCP Investments up to $2,500,000 with the balance of the funds distributed to officers, directors or third party service providers and advisors of Coconut Palm, as the surviving corporation, at the discretion of Coconut Palm’s compensation committee post-closing.
      In accordance with the terms set forth above which are reflected in the merger agreement, and which constitute all of the terms of the plan, the compensation committee of the combined company shall have authority to administer the plan. Approval of the merger proposal shall be an approval of the one-time management incentive plan.
Management Services Agreement; Conflict of Interest
      At closing, Coconut Palm will enter into a management services agreement with Royal Palm. Such agreement will generally provide that Royal Palm will provide general management and advisory services for an initial term of three years, subject to renewal thereafter on an annual basis by approval of a majority of the independent directors serving on Coconut Palm’s board of directors. The services to be provided include, but are not limited to, establishing certain office, accounting and administrative procedures, helping Coconut Palm obtain financing, advising Coconut Palm in securities matters and future acquisitions or dispositions, assisting Coconut Palm formulate risk management policies, coordinating public relations and investor relations efforts, and providing such other services as may be reasonably requested by Coconut Palm and agreed to by Royal Palm. Royal Palm shall receive an annual management fee of $1,500,000, in addition to the reimbursement of budgeted out-of-pocket costs and expenses incurred in the performance of Royal Palm’s management services. The management services agreement may be terminated upon the material failure of either party to comply with its stated duties and obligations, subject to a 30-day cure period.

      Certain officers and directors of Royal Palm may also serve as officers and directors of Coconut Palm post-closing. For this reason, Royal Palm is generally prohibited from engaging in activities competitive with the business of Coconut Palm, post-closing, unless such restriction is waived by the board of directors of Coconut Palm.
      Given that Royal Palm, an affiliate of the officers and directors of Coconut Palm, will receive compensation in exchange for rendering management services under the management services agreement, Coconut Palm is seeking stockholder approval for the agreement. See “The Management Services Proposal” on page 106.

Approval of Interested Transactions
      As part of the merger, the management services agreement and the one-time management incentive plan has been approved by the Board of Directors of Coconut Palm. Because Messrs. Rochon, Ferrari, Ruff and Farenhem are principals of Royal Palm and indirectly principals of RPCP Investments, the management services agreement and the one-time management incentive plan are considered interested transactions, approved by the beneficiaries of the contracts. Coconut Palm does not have an independent Board of Directors but anticipates having an independent board in compliance with the applicable exchange or quotation system on which its securities are listed following the completion of the merger. See “Management Services Proposal” on page 106 where Coconut Palm seeks stockholder approval for the management services agreement. Coconut Palm has not sought stockholder approval for the one-time management cash incentive plan as management believes such plan is fair to the company and its shareholders based on several factors including that the plan is not funded until the stock share price increases and that the plan will be administered by the compensation committee of the board of directors.
Univision Affiliation Agreement
      Immediately following closing of the merger, Univision Network Limited Partnership and Telefutura will revise and execute new Affiliation Agreements for all existing television broadcast stations attributable to EBC that are Univision and Telefutura affiliates. These new agreements will contain substantially the same terms and conditions as the previous affiliation agreements, but will be renewed for 15 year terms beginning at the closing of the merger. In the event the merger does not close, these affiliation agreement changes will not be made effective.
Univision Purchase Agreement
      In furtherance of the merger, wholly-owned subsidiary licensees of EBC have entered into a sale agreement to assign all of the assets used or useful in the operation, including the authorizations, for KUTF(TV), Logan, Utah and K45GX, Salt Lake City, Utah, to Univision Television Group, Inc. These two TV stations constitute the $15 million in assets to be transferred to Univision as partial consideration for the exchange of shares of EBC Series A preferred stock held by Univision as set forth in the merger agreement. The asset purchase agreement is subject to several closing conditions including with respect to both parties that the representations and warranties are true in all material respects, FCC approvals are obtained, no litigation exists, the merger is completed, and with respect to EBC that lender consent is obtained and with respect to Univision that there is no material change in the assets, among other closing conditions. The closing is also subject to delivery of closing documents such as the bill of sale and the termination of existing affiliate agreements in Salt Lake City, Utah, among other deliveries and conditions. The agreement is subject to customary termination rights. In addition, if the merger does not close before the 18-month anniversary of the asset purchase agreement, then either EBC or Univision may unilaterally terminate the asset purchase agreement. If the transactions thereby have not closed as of the Effective Time, then EBC shall execute a local marketing agreement with Univision with respect to such station and shall issue to Univision a $15,000,000 promissory note secured by the assets sought to be transferred under the asset purchase agreement, payable in one year with interest at 7% unless the asset purchase agreement closes earlier.

Univision Registration Rights
      Pursuant to the merger agreement, Coconut Palm has granted to Univision certain “piggy back” registration rights at any time during the two year period following the effective date of the merger. Coconut Palm shall provide Univision with written notice thereof at least fifteen days prior to the filing, and Univision shall provide written notice of the number of its registrable shares to be included in the registration statement within fifteen days of its receipt of Coconut Palm’s notice.
Obligations of Coconut Palm with Respect to Trust Account
      Under the terms of the merger agreement, at closing, Coconut Palm is required to have no less than $63,120,589 invested in a trust account with Smith Barney, less amounts payable to its shareholders who properly elect to convert their Coconut Palm shares to cash in accordance with the provisions of Coconut Palm’s Certificate of Incorporation. The merger agreement further requires that these amounts be released to Coconut Palm immediately following closing.
EBC Shareholder Representative
      In order to administer efficiently (i) the implementation of the Escrow Agreement on behalf of the shareholders of EBC and (ii) the settlement of any dispute with respect to the Escrow Agreement, EBC and Univision have pursuant to the merger agreement designated John Whitman, an officer of the general partner of Sycamore, as to act as a representative on behalf of the shareholders of EBC, which we refer to as the EBC Shareholder Representative. By approving the merger agreement, the shareholders of EBC authorize and empower the EBC Shareholder Representative to make such designation, approve and ratify all of the rights, powers and authorities provided to the EBC Shareholder Representative under the terms of the merger agreement and agree to be bound by all decisions and other actions taken by the EBC Shareholder Representative.
Employment Agreements
      A condition to Coconut Palm’s obligation to consummate the merger is that Larry Morton and Gregory Fess enter into employment agreements with Coconut Palm, in the form of employment agreements attached hereto as Annex F-1 and Annex F-2, respectively. Once the final agreements are executed in connection with the closing of the merger, these documents will be included in the appropriate filings of Coconut Palm.

Scope and Term of Employment
      The employment agreements provide that, after the merger, Mr. Morton will be employed as the President and Chief Executive Officer, and Mr. Fess will be employed as Senior Vice President of the combined company. On the third anniversary of the date of Mr. Morton’s agreement, or as otherwise sooner agreed to by Mr. Morton and Coconut Palm, Mr. Morton will step down as President and Chief Executive Officer and for two years following the termination of the employment agreement, Mr. Morton will serve as Vice Chairman of the Board of Directors. When Mr. Morton becomes Vice Chairman, it is anticipated that he and Mr. Rochon will serve as Co-Vice Chairmen.
      Messrs. Morton and Fess are collectively sometimes referred to as the employees. Other than these differences in offices (and other requirements under applicable laws), it is anticipated that the employment agreements will be substantially identical. The term of the employment agreements are anticipated to be three years from the date of the agreement.

Compensation
      Each employee:

•	will be entitled to a base salary anticipated to be equal to $520,000 for Mr. Morton and $315,000 for Mr. Fess, which salary will be reviewed annually by the board of directors of the combined company;

•	will be eligible for any bonus compensation determined at the discretion of the board of directors of the combined company; and

•	will receive an initial option grant of a 2,000,000 shares for Mr. Morton and 250,000 shares for Mr. Fess having an exercise price equal to the fair market value on the date of grant, which options shall vest in four equal installments commencing at the signing of the employment agreement and on each anniversary thereafter. The stock options shall be exercisable for a minimum of five years.

Fringe Benefits, Reimbursement of Expenses
      Each employee will be entitled to, among other things:

•	participate in the combined company’s Management Incentive Compensation Plan, to be established in conjunction with the merger agreement, with a minimum amount of not less than $3,040,000 for Mr. Morton and $500,000 for Mr. Fess;

•	participate in health, medical, dental, disability, retirement and life insurance benefit plans fully funded by the combined company;

•	participate in all benefit programs established and made available to management employees, if any;

•	twenty business days of vacation leave each calendar year; and

•	reimbursement for reasonable expenses incurred or paid by the employee in connection with, or related to the performance of their duties, responsibilities or services, upon presentation by the employee of documentation, expense statements, vouchers and/or such other supporting information as may be reasonably requested.

Termination
      It is anticipated that at any time during the term, the combined company shall have the right to terminate the agreement for good cause, as will be defined in the employment agreement. Upon termination for good cause, the employee shall be entitled to that portion of earned and unpaid base salary and reasonable expenses through the date of termination.
      If the combined company terminates the employee without cause, it is anticipated that the employee will be entitled to receive the greater of (i) any unpaid portion of the employee’s salary, bonus, benefits and un-reimbursed expenses, payable when and as the same would have been due and payable but for such termination, or (ii) the employee’s base salary for a period of twelve months following date of termination.
      The combined company or the employee may terminate the employment agreement for any reason upon sixty days prior written notice to the other.
Consulting Agreement
      A condition to Coconut Palm’s obligation to consummate the merger is that Max Hooper enter into a consulting agreement with Coconut Palm, in the form attached hereto as Annex F-3. The following description of such consulting agreement describes the material terms contained therein and does not purport to describe all of the terms and conditions of the consulting agreement.

Scope and Term
      The consulting agreement provides that, after the merger, Max Hooper shall perform such consulting and advisory services pertaining to the business of Coconut Palm, as the surviving entity, as the Board of Directors and Chief Executive Officer of Coconut Palm shall from time to time request, which shall include, without limitation, assisting with the integration of Coconut Palm and EBC business pursuant to the merger, and assisting in the growth of Coconut Palm. The initial term of the consulting agreement is for one year, subject to termination in accordance with its terms.

Compensation
      Mr. Hooper will receive a consulting fee in the amount of $250,000 in exchange for the consulting services provided.

Termination
      The consulting agreement shall automatically terminate upon Mr. Hooper’s death or breach of the agreement’s confidentiality or non-competition provisions. In addition, either party may terminate the agreement upon the breach by the other party of any term or provision of the agreement, and failure to cure such breach following 30-days written notice of such breach.
Developments Since Execution of Merger Agreement
      On May 5, 2006, Coconut Palm, EBC and certain EBC shareholders entered into the first amendment to the merger agreement providing primarily for the extension of the four week due diligence review period by one additional week, ending on May 12, 2006. The first amendment to the merger agreement also clarified other miscellaneous provisions of the merger agreement.
      On May 12, 2006, Coconut Palm provided notice to EBC that it had completed its due diligence review and that it was proceeding with the merger in accordance with the terms of the merger agreement.
      On May 19, 2006, Morgan Joseph delivered its opinion to Coconut Palm’s board of directors that the consideration to be paid by Coconut Palm in the merger pursuant to the merger agreement was fair from a financial point of view.
      On June 14, 2006, Sanders Morris Harris delivered its opinion to EBC’s board of directors that the consideration to be paid by coconut Palm in the merger pursuant to the merger agreement was fair from a financial point of view to the holders of Class A common stock.
      On June 15, 2006, Coconut Palm was informed by EBC that EBC shareholders had approved the merger. Coconut Palm was also informed that EBC and each member of the EBC board of directors had been named in a lawsuit filed by an EBC shareholder on June 14, 2006, in the circuit court of Pulaski County, Arkansas on June 14, 2006 (Case No. CV06-6601). The lawsuit contains both a class action component and derivative claims. The class action claims allege various deficiencies in EBC’s proxy used to inform its shareholders of the special meeting to consider the merger. These allegations include: (i) failure to provide sufficient information regarding the fair value of EBC’s assets and the resulting fair value of EBC’s Class A common stock; (ii) that the interests of holders of EBC’s Class A common stock are improperly diluted as a result of the merger to the benefit of the holders of EBC’s Class B common stock; (iii) failure to sufficiently describe the further dilution that would occur post-merger upon exercise Coconut Palm’s outstanding warrants; (iv) failure to provide pro-forma financial information; (v) failure to disclose alleged related party transactions; (vi) failure to provide access to audited financial statements during previous years; (vii) failure to provide shareholders with adequate time to review a fairness opinion obtained by EBC’s board of directors in connection with the merger; and (viii) alleged sale of EBC below appraised market value of its assets. The derivative components of the lawsuit allege instances of improper self-dealing, including through a management agreement between EBC and Arkansas Media.
      In addition to requesting unspecified compensatory damages, the plaintiff also requested injunctive relief to enjoin the EBC annual shareholder meeting and the vote. An injunction hearing was not held before the EBC annual meeting regarding the merger so the meeting and shareholder vote proceeded as planned and the EBC shareholders approved the merger. On August 9, 2006, EBC’s motion to dismiss the lawsuit was denied. According to EBC, while EBC views the lawsuit as baseless, representatives of EBC have negotiated in good faith with plaintiff’s counsel in an attempt to settle the lawsuit. These negotiations did not result in a settlement agreement. Plaintiff, however, filed a “Motion to Enforce Settlement Agreement” on February 21, 2007, alleging that the parties reached an oral agreement to settle the lawsuit. EBC denies this allegation. EBC’s response is due by March 7, 2007, and no hearing on this motion has been scheduled.

Coconut Palm and EBC are proceeding with the merger in accordance with the terms of the merger agreement.
      On September 14, 2006, Coconut Palm, EBC and certain EBC shareholders entered into the second amendment to the merger agreement, providing for (i) the increase in the number of members of the combined company’s board of directors from seven to nine, (ii) the extension of the termination date of the merger agreement from December 31, 2006 to March 31, 2007, and (iii) the increase in EBC’s maximum indebtedness to reflect EBC’s operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007. The second amendment to the merger agreement is attached as “Annex A-3.”
      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.
      On January 18, 2007, Royal Palm agreed to waive the $300,000 advisory fee it was to receive under the merger agreement in connection with services performed for the merger.
     New Vote by EBC Shareholders
      On June 2, 2006, EBC sent a letter and proxy to its shareholders discussing the merger and seeking the shareholders’ approval and consent for the merger, settlement agreement and election of two directors. On June 15, 2006, at the annual meeting of EBC shareholders, the shareholders voted in favor of the merger and related matters, as required under Arkansas law. Following the vote on the merger and related matters by the EBC shareholders, a lawsuit was filed against EBC and its directors and the merger agreement was materially amended on September 14, 2006 (described on the following page). In response to the EBC shareholder lawsuit, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement and the settlement agreement. The initial vote at the June 15, 2006 annual meeting, including any proxy delivered therewith, has been abandoned and will not be counted, or utilized in any way, in connection with the merger and under general Arkansas corporate law principles the vote to be taken at the new upcoming special meeting of EBC shareholders will be a new vote, superseding and replacing the vote taken at the June 15, 2006 annual meeting of EBC shareholders, except that the affirmative vote re-electing Mr. Luken and Mr. Becker to EBC’s board of directors will not be abandoned. EBC will keep the initial June 15, 2006 vote solely relating to the re-election of Mr. Luken and Mr. Becker, as this vote was part of the annual meeting but separate from the merger and settlement agreement. EBC believes Arkansas law requires it to have a new vote on the merger to apprise EBC shareholders of (1) developments regarding the EBC shareholder lawsuit challenging the merger and (2) the material second amendment of the merger agreement on September 14, 2006 increasing the number of directors in the surviving corporation, extending the termination date of the merger agreement from December 31, 2006 to March 31, 2007 and increasing the maximum amount of allowable indebtedness. See page 4 “Summary — Authority for Second EBC Shareholder Vote” for a discussion of authority of EBC to hold a second shareholder meeting on the merger agreement. The board of directors of EBC relied, in large part, on the advice of its Arkansas based counsel with respect to matters under Arkansas law and the board reached the decisions on how to proceed with the new vote based on such guidance as well as factors it determined important to proceed with the merger. See page 87 “EBC’s Reasons for Merger and Recommendation of the EBC Board.”
      At the new EBC shareholder special meeting, in addition to voting on whether EBC proceeds with the merger, EBC’s shareholders will also be asked to ratify a Settlement Agreement between EBC and Arkansas Media regarding the termination of an existing management agreement between EBC and Arkansas Media, which both parties have determined will not provide the most effective management structure for the combined company following the merger. Based on the existence of a possible conflict of interest of the EBC directors in the transaction under Arkansas law, the EBC board of directors will withhold any recommendation to the EBC shareholders regarding the merger. More detailed information regarding EBC’s special meeting, including the EBC proxy card, is being mailed by EBC along with this proxy statement/ prospectus to EBC shareholders.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed an investment decision by EBC shareholders constituting an offer and sale by Coconut Palm of its securities in violation of Section 5 of the Securities Act of 1933. See “Risk Factors — Risks Related to the Offering: Concerns under the Securities Act.” However, Coconut Palm believes that if the first vote is deemed a violation of Section 5, such violation will not result in any material financial exposure to Coconut Palm, based on the following factors: the June 15, 2006 vote by the EBC shareholders was abandoned and no offering activity involving the EBC shareholders occurred following the initial vote; no Coconut Palm securities were or will be issued based on the June 15, 2006 vote by the EBC shareholders; a new vote by EBC shareholders will occur following the effective date of this Registration Statement, providing nearly six months from the time the EBC shareholder vote on the merger was abandoned on or about September 14, 2006; the EBC shareholders will base their new vote on the merger on updated information contained in this Proxy/Registration Statement; and Coconut Palm and EBC will only rely on the new EBC shareholder vote in connection with closing its merger, at which point only then will Coconut Palm securities be issued to EBC shareholders in accordance with the terms of the merger agreement. Based on these factors, Coconut Palm does not believe there is any material financial exposure or liability relating to Section 5. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm.”
Significant Differences Between the Corporation Laws of Arkansas and Delaware
      The following provides a summary of major substantive differences between the corporation laws of Arkansas and Delaware. It is not an exhaustive description of all differences between the two states’ laws.

Arkansas Constitutional Provisions Requiring Shareholder Approval of Certain Actions
      Article 12, Section 8 of the Arkansas Constitution provides that the stock and bonded indebtedness of a corporation shall not be increased without the consent of the persons holding the larger amount in value of stock, which consent must be obtained at a meeting where notice of such meeting has been provided not less than 60 days in advance of such meeting. The Delaware Constitution does not have an analogous provision.

Shareholder Approval of Certain Business Combinations
      Delaware. Under Section 203 of the DGCL, a Delaware corporation is prohibited from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, 15% or more of the corporation’s outstanding voting shares (including any rights to acquire shares pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and shares with respect to which the person or entity has voting rights only). The three-year moratorium imposed by Section 203 on business combinations does not apply if (i) prior to the date on which such stockholder becomes an interested stockholder the board of directors of the subject corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder; (ii) upon consummation of the transaction that made him or her an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting shares outstanding at the time the transaction commenced (excluding from the 85% calculation shares owned by directors who are also officers of the subject corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person or entity becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholders’ meeting by 66 2/3% of the outstanding voting shares not owned by the interested stockholder. Although a Delaware corporation to which Section 203 applies may elect not to be governed by Section 203, the board of Coconut Palm intends to be, and Coconut Palm has elected to be, governed by Section 203.
      Coconut Palm believes that Section 203 will encourage any potential acquirer to negotiate with its board of directors. Section 203 also might have the effect of limiting the ability of a potential acquirer to make a two-tiered bid for Coconut Palm in which all stockholders would not be treated equally. Shareholders should note, however, that the application of Section 203 to Coconut Palm will confer upon the board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for Coconut Palm’s shares over the then-current market price. Section 203 would also discourage certain potential acquirers unwilling to comply with its provisions.
      Arkansas. Arkansas law does not impose any restrictions or prohibitions on “business combinations” with shareholders and does not provide protection to shareholders against coercive two-tiered bids for a corporation in which the shareholders are not treated equally.

Staggered Board of Directors
      A staggered board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year.
      Delaware. Delaware law permits a corporation to establish a staggered board of directors, pursuant to which the directors can be divided into as many as three classes with staggered three-year terms of office, with only one class of directors standing for election each year. The Amended and Restated Certificate of Incorporation provides for a staggered board.
      Arkansas. Under Arkansas law, if a corporation has nine or more directors, the articles of incorporation may provide for a staggered board of directors with as many as three classes with staggered three-year terms of office and with only one class of directors standing for election each year. EBC’s Articles of Incorporation do not provide for a staggered board.

Removal of Directors
      Delaware. Under Delaware law, any director or the entire board of directors of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of at least a majority of the outstanding shares entitled to vote at an election of directors. Since the Amended and Restated Certificate of Incorporation allows for a classified board of directors, a director may be removed only with cause.
      Arkansas. Under Arkansas law, any director may be removed, with or without cause, if the votes cast in favor of removal exceed the votes cast against removal; provided, however, if cumulative voting is authorized, a director may not be removed if the number of votes cast against removal would be sufficient to elect him or her. The bylaws of EBC allow for the removal of directors only with cause.

Limitation of Liability
      Arkansas law and Delaware law both permit a corporation to adopt a charter provision eliminating or limiting, with exceptions, the monetary liability of a director to the corporation or its shareholders for breach of the director’s duty.

      Delaware. Coconut Palm’s certificate of incorporation eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by Delaware law, as that law exists currently and as it may be amended in the future. Under Delaware law, such a provision may not eliminate or limit a director’s monetary liability for: (i) breaches of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. Coconut Palm’s certificate of incorporation does not eliminate or limit a director’s liability for violations of federal law (such as the federal securities laws) and certain state laws (including state securities laws), or affect the availability of non-monetary remedies such as injunctive relief or rescission.
      Arkansas. Arkansas law permits Arkansas corporations to include, in their charters, a provision eliminating or limiting the monetary liability of the corporation’s directors to the corporation or its shareholders for breaches of their duties as directors, subject to exceptions that are similar but not identical to the exceptions specified by Delaware law. EBC’s Articles of Incorporation presently include a comparable provision under Arkansas law.

Indemnification
      Delaware. Delaware law generally permits the indemnification of expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of a direct, derivative, or third-party action, provided there is a determination by a majority vote of a disinterested quorum of the directors or a committee of disinterested directors, by independent legal counsel, or by the stockholders, that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any action by the corporation, including any derivative action, in which the person was adjudged liable.
      Delaware law requires indemnification of reasonable defense expenses incurred by a director or officer, in any such proceeding, to the extent the director or officer was successful in the defense of the proceeding. Expenses incurred by an officer or director in defending an action may be advanced before the conclusion of a proceeding, under Delaware law, if the individual undertakes to repay such amounts if it ultimately is determined that he or she is not entitled to indemnification. In addition, Delaware law authorizes a corporation to purchase insurance for the benefit of its officers and directors whether or not the corporation would have the power to indemnify against the liability covered by the policy but subject to limits imposed by insurance law.
      Arkansas. Arkansas law permits an Arkansas corporation to indemnify any director, officer, employee, or agent of the corporation for expenses (including attorneys’ fees), judgments, fines, and settlement amounts to the extent that, as determined by a majority vote of a disinterested quorum of directors, by independent legal counsel in a written opinion if a disinterested quorum of directors so directs or such quorum is not obtainable, or by the shareholders, the individual acted in good faith and in a manner he or she believed to be in (or not opposed to) the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful. Arkansas law does not permit indemnification if the person is held liable to the corporation, including in a derivative action, except to the extent that the court concludes that despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnification for those expenses that the court deems proper.
      Arkansas law requires indemnification of reasonable defense expenses incurred by a director, officer, employee or agent, in any such proceeding, to the extent the director, officer, employee or agent was successful in the defense of the proceeding. Expenses incurred by an officer or director in defending an action may be advanced before the conclusion of a proceeding, under Arkansas law, if the individual undertakes to repay such amounts if it ultimately is determined that he or she is not entitled to indemnification. In addition, Arkansas law authorizes a corporation to purchase insurance for the benefit of its officers, directors, employees, and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

Inspection of Shareholder List and Books and Records
      Delaware. Delaware law also permits any stockholder of record, upon compliance with procedures specified in the DGCL, to inspect a list of stockholders entitled to vote at a meeting and the corporation’s other books and records for any proper purpose reasonably related to such person’s interest as a stockholder. However, Delaware law contains no provision comparable to the other specific rights of inspection provided by Arkansas to shareholders.
      Arkansas. Arkansas law provides a shareholder and his, her or its agent or attorney with a right to inspect (beginning two business days after notice of a meeting is given) and copy the corporation’s shareholder list. Arkansas law also permits any shareholder, on at least five business days advance written demand to the corporation, to inspect (i) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect; (ii) board resolutions of the corporation relating to the creation of any class of shares that are still outstanding; (iii) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements, for the past three years; (iv) the names and addresses of the current directors and officers; and (v) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (i) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting; (ii) accounting records; and (iii) the record of shareholders, in each case to the extent directly connected to the purpose of such inspection.

Dividends and Repurchases of Shares
      Delaware. Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.
      Arkansas. Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution: (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Shareholder Voting
      Amendment of Charter Documents. Under Arkansas and Delaware law, the provisions of a corporation’s charter document may be amended by the affirmative vote of the holders of a simple majority of the outstanding shares entitled to vote on such an amendment.
      Statutory Mergers. Both Arkansas and Delaware law generally require that the holders of a majority of the shares of the constituent corporations in a statutory merger approve the merger. However, Delaware law does not require a vote of stockholders of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend the corporation’s existing certificate of incorporation; (ii) each share of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger; and (iii) either (x) no shares of common stock of the surviving corporation and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or (y) the authorized unissued shares or shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. Arkansas law contains a similar exception to its voting requirements for mergers where (i) the number of voting shares outstanding after the merger plus the number of voting shares issuable as a result of the merger (either by conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of voting shares outstanding immediately before the merger and (ii) the number of shares entitled to distributions (“participating shares”) outstanding after the merger plus the number of participating shares issuable as a result of the merger (either by conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

Appraisal Rights
      Under both Arkansas and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights, pursuant to which such shareholder may receive cash in the amount of the fair market value of his, her or its shares in lieu of the consideration he, she or it would otherwise receive in the transaction.
      Delaware. Under Delaware law, such fair market value is determined exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, and such appraisal rights are not available: (i) with respect to the sale, lease, or exchange of all or substantially all of the assets of a corporation; (ii) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares of such corporations; or (iii) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger under Delaware law.
      Arkansas. Under Arkansas law, a shareholder has a right of appraisal with respect to (i) a plan or merger that requires the approval of the shareholder; (ii) a merger of a parent corporation with its subsidiary effected without shareholder approval; (iii) a plan of share exchange in which the corporation’s shares will be acquired that requires the approval of the shareholder; (iv) a sale or exchange of all or substantially all of the property (other than in the usual and regular course of business) that requires the approval of the shareholder, including a sale in dissolution but excluding a sale for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year of the sale; (v) certain amendments of the articles of incorporation that materially and adversely affect rights of a holder of shares; and (vi) any corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares. Accordingly, shareholders have more limited appraisal rights under Delaware law. DISSENTERS’ RIGHTS ARE AVAILABLE TO EBC SHAREHOLDERS WITH RESPECT TO THE MERGER. See “The Merger Proposal — Appraisal or Dissenters’ Rights” beginning on page 88.

Dissolution
      Delaware. Under Delaware law, unless the board of directors approves a proposal to dissolve, the dissolution must be unanimously approved by all the stockholders entitled to vote thereon. Only if a dissolution is initially approved by the board of directors may the dissolution be approved by a simple majority of the outstanding shares of the corporation’s stock entitled to vote. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority (greater than a simple majority) voting requirement in connection with dissolutions. Coconut Palm’s Amended and Restated Certificate of Incorporation contains no such supermajority voting requirement.

      Arkansas. Under Arkansas law, in order for a corporation to dissolve (i) the corporation’s board of directors must recommend such dissolution (which recommendation may be conditioned on any basis) to the shareholders and (ii) shareholders representing a majority (or such other greater vote required by the articles of incorporation or the directors as a condition to the dissolution proposal) of all votes entitled to be cast must approve such dissolution; provided that no recommendation is required if the board determines that because of a conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to shareholders.

Interested Director Transactions
      Under both Arkansas and Delaware law, certain contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable simply because of such interest, provided that certain conditions are met, such as obtaining required disinterested board approval, fulfilling the requirements of good faith and full disclosure, or proving the fairness of the transaction. With minor exceptions, the conditions are similar under Arkansas and Delaware law.

Loans to Officers and Employees
      Delaware. Under Delaware law, a Delaware corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.
      Arkansas. Under Arkansas law, any loan or guaranty to or for the benefit of a director of a corporation requires either (i) the approval of a majority of votes represented by outstanding voting shares excluding the shares of the director to be benefited or (ii) a determination by the board of directors that the loan or guarantee benefits the corporation and the approval of the specific loan or a general plan authorizing loans and guarantees. Arkansas law does not expressly limit or prohibit a corporation from making a loan to or guaranteeing the obligation of its officers or other employees and those of its subsidiaries.

Shareholder Derivative Suits
      Delaware. Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation only if the stockholder was a shareholder of the corporation at the time of the transaction in question or if his, her or its stock thereafter devolved upon him, her or it by operation of law.
      Arkansas. Arkansas law provides that a shareholder may bring a derivative action on behalf of the corporation only if the shareholder was a shareholder of the corporation at the time of the transaction in question or he, she or it became a shareholder through transfer by operation of law from one who was a shareholder at that time.

COCONUT PALM SPECIAL MEETING
The Coconut Palm Special Meeting
      Coconut Palm is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the Coconut Palm board of directors for use at the special meeting in connection with the proposed merger, the adoption of a stock incentive plan, and the Amended and Restated Certificate of Incorporation. This proxy statement/prospectus provides you with the information you need to be able to vote or instruct your vote to be cast at the special meeting.
Date, Time and Place
      The special meeting will be held at 10:00 a.m., Eastern Time on March 29, at the offices of Coconut Palm, 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, to vote on each of the merger, the adoption of a stock incentive plan, and the Amended and Restated Certificate of Incorporation proposals.
Purpose of the Special Meeting
      At the special meeting, the holders of Coconut Palm common stock are being asked to:

•	approve the merger with EBC pursuant to an Agreement and Plan of Merger by and among Coconut Palm, EBC, and certain shareholders of EBC by means of a merger after which EBC will merge with and into Coconut Palm, with Coconut Palm remaining as the surviving corporation;

•	approve the adoption of the 2007 Stock Incentive Plan;

•	to (i) increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) increase the number of authorized shares of preferred stock from 1,000,000 shares to 25,000,000 shares, (iii) change Coconut Palm’s name from “Coconut Palm Acquisition Corp.” to “Equity Broadcasting Corporation”, and (iv) authorize the issuance of approximately 1,736,746 shares of Coconut Palm Series A preferred stock, pursuant to the Certificate of Designation. Sycamore and Univision will receive additional shares of Coconut Palm Series A preferred stock for accrued and unpaid dividends through the date of the completion of the merger;

•	approve the adoption of the Amended and Restated Certificate of Incorporation to provide for a staggered board with three classes of directors; and

•	approve the management services agreement.
      The Coconut Palm board of directors:

•	has unanimously determined that the merger, the adoption of a stock incentive plan, and the Amended and Restated Certificate of Incorporation and the staggered board proposals are fair to, and in the best interests of, Coconut Palm and its stockholders;

•	has determined that the consideration to be paid by Coconut Palm in connection with the merger with EBC is fair to our current stockholders from a financial point of view and the fair market value of EBC is equal to or greater than 80% of the value of the net assets of Coconut Palm;

•	has unanimously approved and declared advisable the merger, the adoption of a stock incentive plan, and the Amended and Restated Certificate of Incorporation and the staggered board and management services proposals; and

•	unanimously recommends that the holders of Coconut Palm common stock vote “FOR” the proposal to approve the merger with EBC, “FOR” the approval of the Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan and “FOR” the approval of Coconut Palm’s Amended and Restated Certificate of Incorporation in order to increase the number of Coconut Palm’s authorized shares of common stock and preferred stock, change its name to “Equity Media Holdings Corporation”, and authorize the issuance of Coconut Palm Series A preferred stock pursuant to a Certificate of Designation, and

“FOR” the approval of the staggered board proposal and “FOR” the approval of the management services proposal.

Record Date; Who is Entitled to Vote
      The record date for the special meeting is March 7, 2007. Record holders of Coconut Palm common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 14,000,000 outstanding shares of Coconut Palm common stock.
      Each share of Coconut Palm common stock is entitled to one vote per share at the special meeting.
      Any shares of Coconut Palm common stock purchased prior to the initial public offering will be voted in accordance with the majority of the votes cast at the special meeting. The holders of common stock acquired in Coconut Palm’s public offering or afterwards are free to vote such shares, as they see fit.
      Coconut Palm’s issued and outstanding warrants do not have voting rights and record holders of Coconut Palm warrants will not be entitled to vote at the special meeting.
Quorum
      The presence, in person or by proxy, of a majority of all the outstanding shares of Coconut Palm common stock constitutes a quorum at the Coconut Palm special meeting. Abstentions and broker non-votes will be counted as present for purposes of determining if there is a quorum present.
Voting Your Shares
      Each share of Coconut Palm common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of Coconut Palm common stock that you own.
      There are two ways to vote your shares of Coconut Palm common stock at the special meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Coconut Palm board, “FOR” the approval of the merger proposal, “FOR” the approval of the stock incentive plan proposal, “FOR” approval of the Amended and Restated Certificate of Incorporation proposal, “FOR” the approval of the staggered board proposal and “FOR” the approval of the management services proposal.

•	You can attend the special meeting and vote in person. Coconut Palm will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Coconut Palm can be sure that the broker, bank or nominee has not already voted your shares.
      If you do not vote your shares of Coconut Palm common stock in any of the ways described above, it will have (i) the same effect as a vote against the merger proposal, but will not have the effect of a demand of conversion of your shares into a pro rata share of the trust account in which a substantial portion of the proceeds of coconut palm’s initial public offering are held, and (ii) the effect of a vote against, the stock incentive plan, the amended and restated certificate of incorporation and the staggered board proposals.
Who Can Answer Your Questions About Voting Your Shares
      If you have any questions about how to vote or direct a vote in respect of your Coconut Palm common stock, you may call Mario B. Ferrari at (561) 955-7300. Also, we have retained Morrow & Co. to act as proxy solicitor and to assist in answering questions regarding matters to be voted on at the special meeting. You can contact Morrow & Co. at 39 South LaSalle Street, Suite 909, Chicago, Illinois 60603, (312)-236-8600, Attention: Kevin P. Kelly. We estimate the cost of the solicitations to be approximately $12,500.

No Additional Matters May Be Presented at the Special Meeting
      This special meeting has been called only to consider the approval of the merger, stock incentive plan, Amended and Restated Certificate of Incorporation and management services proposals. Under Coconut Palm’s bylaws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting if they are not included in the notice of the meeting.
Revoking Your Proxy
      If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	You may send another proxy card with a later date;

•	You may notify Mario B. Ferrari, addressed to Coconut Palm, in writing before the special meeting that you have revoked your proxy; and

•	You may attend the special meeting, revoke your proxy, and vote in person.
Vote Required
      The approval of the merger proposal will require the affirmative vote of a majority of the shares outstanding as of the record date of Coconut Palm’s common stock issued in its initial public offering. The approval of the stock incentive plan proposal will require the affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and that are entitled to vote at the special meeting. The approval of the Amended and Restated Certificate of Incorporation and staggered board proposals will require the affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date. Approval of the management services proposal requires the affirmative vote of holders of at least a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and entitled to vote at the Special Meeting. For purposes of approval, if you abstain from voting or do not vote, either in person or by proxy or by voting instruction, it will (i) have the same effect as a vote against the merger proposal but will not have the effect of converting your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held, unless an affirmative election voting against the proposal is made and an affirmative election to convert such shares of common stock is made on the proxy card; (ii) have the same effect as a vote against the approval of the stock incentive plan; and (iii) have the same effect as a vote against the approval of the Amended and Restated Certificate of Incorporation and staggered board proposals.
Abstentions and Broker Non-Votes
      If your broker holds your shares in its name and you do not give the broker voting instructions, under the rules of the NASD, your broker may not vote your shares on the proposal to approve the merger with EBC pursuant to the merger agreement. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum. Abstentions will have the same effect as a vote “against” the merger proposal, the stock incentive plan proposal and the Amended and Restated Certificate of Incorporation proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the effect of a vote against the merger proposal and the Amended and Restated Certificate of Incorporation and the staggered board proposals, but will have no effect on the stock incentive plan proposal. Abstentions, broker non-votes and shares that are not voted are not eligible to be converted into cash upon the completion of the merger.
Conversion Rights
      Any stockholder of Coconut Palm holding shares of common stock issued in Coconut Palm’s initial public offering who votes against the merger proposal may, at the same time, demand that Coconut Palm convert his shares into a pro rata portion of the trust account. If so demanded, Coconut Palm will convert these shares into a pro rata portion of funds held in a trust account, which consist of the approximately $64,630,034, as of September 30, 2006, of net proceeds from the initial public offering deposited into the trust account, plus interest earned thereon after such date, if the merger is consummated. If the holders of 20%, or 2,300,000, or more shares of common stock issued in Coconut Palm’s initial public offering vote against the merger proposal and demand conversion of their shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering are held, Coconut Palm will not be able to consummate the merger. Based on the amount of cash held in the trust account as of September 30, 2006, without taking into account any interest accrued after such date, you will be entitled to convert each share of common stock that you hold into approximately $5.62 per share. If the merger is not consummated, Coconut Palm will continue to search for a business combination. However, Coconut Palm will be liquidated if (i) it does not consummate a business combination by March 14, 2007, or, (ii) if a letter of intent, agreement in principle or definitive agreement is executed, but not consummated, by March 14, 2007, then by September 14, 2007. In any liquidation, the net proceeds of Coconut Palm’s initial public offering held in the trust account, plus any interest earned thereon, will be distributed on a pro rata basis to the holders of Coconut Palm’s common stock who purchased their shares in Coconut Palm’s initial public offering or thereafter.
      If you exercise your conversion rights, then you will be exchanging your shares of Coconut Palm common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the merger and then tender your stock certificate to Coconut Palm’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, Attention: Mark Zimkind, telephone (212) 845-3287. Inquiries regarding conversion may be addressed to Continental Stock Transfer. The closing price of Coconut Palm’s common stock on March 8, 2007, the most recent trading day practicable before the printing of this proxy statement/ prospectus, was $5.50 and the amount of cash held in the trust account is approximately $64,630,034 as of September 30, 2006, plus interest accrued thereon after such date. If a Coconut Palm stockholder would have elected to exercise his conversion rights on such date, then he would have been entitled to receive approximately $5.62 per share, plus interest accrued thereon subsequent to such date. Prior to exercising conversion rights, Coconut Palm stockholders should verify the market price of Coconut Palm’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights. As of March 8, 2007, the market price of $5.50 per share was lower than the amount which would be received upon conversion.
Stock Ownership
      Coconut Palm’s founding stockholder, RPCP Investments, an affiliate of our officers and directors, which purchased or received shares of common stock prior to Coconut Palm’s initial public offering, presently owns an aggregate of approximately 17.9% of the outstanding shares of Coconut Palm common stock, and this stockholder has agreed to vote the shares acquired prior to the public offering in accordance with the vote of the majority in interest of all other Coconut Palm stockholders on the merger proposal.

      Based solely upon information contained in public filings, as of the record date, the following stockholders beneficially own greater than five (5%) percent of Coconut Palm’s issued and outstanding common stock as such amounts and percentages are reflected in the public filing of such stockholder:

	Amount and		Approximate
	Nature of		Percentage of
	Beneficial		Outstanding
Name and Address of Beneficial Owner(1)	Ownership		Common Stock

RPCP Investments, LLLP	2,500,000	(2)	17.9%
Richard C. Rochon	2,500,000	(3)	17.9%
Prentice Capital Management, LP	1,667,000	(4)	11.9%
Michael Zimmerman	1,667,000	(4)	11.9%
Sapling, LLC	1,307,461	(5)	9.3%
Millenco, L.L.C	1,190,000	(6)	8.5%
All directors and executive officers as a group (5 individuals)	2,500,000	(3)	17.9%

(1)	Unless otherwise indicated, the business address of each of the owners is 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

(2)	RPCP Investments may distribute its shares as a dividend or liquidation distribution to Mr. Rochon, Stephen J. Ruzika, Jack I. Ruff, Mario B. Ferrari, and Robert Farenhem, RPCP Investments’ five limited partners, at a later date. If the shares are distributed prior to the end of the escrow period referred to below, such shares will remain in escrow for the duration of the period. To the extent such shares are not distributed to its limited partners, either prior to or subsequent to the end of the escrow period, they will be retained by RPCP Investments. Except for Mr. Rochon, as set forth in footnote 3 below, beneficial ownership of Coconut Palm common stock held by RPCP Investments is not attributed to its limited partners, Messrs. Ruzika, Ruff, Ferrari and Farenhem, all of whom are directors and/or executive officers of Coconut Palm.

(3)	These shares are held by RPCP Investments, LLLP. Mr. Rochon is president and director and owns a 54% interest in the general partner of RPCP Investments, LLLP. As such, Mr. Rochon exercises voting and dispositive power over these shares. These shares do not include warrants to purchase 2,000,000 shares of common stock which will become exercisable on the later of the completion of the merger (or if the merger is not consummated, the first acquisition consummated) or September 8, 2006 and thus are not known to be exercisable within 60 days. Such warrants are held by CPACW, LLLP., the general partner of which is RPCP Investments, Inc. Assumes beneficial ownership of such warrants is attributable to Mr. Rochon due to his status as president and director of RPCP Investments, Inc. and his power to exercise investment control (in this instance voting and dispositive power) over the warrants. Mr. Rochon disclaims any beneficial ownership to the extent such beneficial ownership exceeds such pecuniary interest therein. CPACW purchased the warrants pursuant to the requirements of a Warrant Purchase Agreement dated May 18, 2005 among Morgan Joseph & Co. Inc. and each of Messrs. Rochon, Ruzika, Ruff, Ferrari and Farenhem, which agreement authorized Morgan Joseph to acquire for such persons up to 2,000,000 warrants at market prices not to exceed $0.70 per warrant during the 40 trading-day period commencing when Coconut Palm’s common stock and warrants began trading separately. The Warrant Purchase Agreement was intended to meet the requirements of a Rule 10b5-1 plan under the Securities Exchange Act of 1934 in that the Warrant Purchase Agreement functioned as a written plan that did not permit Coconut Palm or Messrs. Rochon, Ruzika, Ruff, Ferrari and Farenhem to exercise subsequent influence over how, when or whether to effect purchases, where all purchases were effected solely at Morgan Joseph’s discretion and through orders placed by Morgan Joseph (where no commission was received) and where all such purchases were effected through such plan. The foregoing information was derived from a Schedule 13G and from Forms 4 as filed with the SEC through February 7, 2006.

(4)	Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the shares of common stock reflected above. Michael Zimmerman as a Managing Member of Prentice Capital Management may be deemed to control such investments. Each of Prentice Capital Management and Michael Zimmerman disclaims beneficial ownership of all shares of common stock reflected above. The business address of the Prentice Capital Management, LP and

Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022. The foregoing information was derived from a Schedule 13G and a Schedule 13G/ A, as filed with the SEC on September 19, 2005 and February 14, 2006, respectively.

(5)	The business address of this entity is 535 Fifth Avenue, 31st Floor, New York, New York 10017. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership, is the sole member of Sapling, LLC and Fir Tree, Inc., a New York corporation, is the manager of Sapling, LLC. The foregoing information was derived from a Schedule 13G and a Schedule 13G/ A, as filed with the SEC on September 23, 2005 and March 29, 2006, respectively.

(6)	Millenco, L.L.C. (formerly Millenco, L.P.) may be deemed to be the beneficial owner of 1,190,000 warrants exercisable into shares of Coconut Palm common stock. Each warrant entitles the holder to purchase one share of the Coconut Palm common stock at a price of $5.00, and will become exercisable upon the later of the Coconut Palm’s completion of a business combination and September 8, 2006. Millennium Management is the general partner of Millenco. Israel A. Englander is the managing member of Millennium Management and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millenium Management. The business address for Millenco, Millenium Management and Mr. Englander is 666 Fifth Avenue, New York, New York, 10103. The foregoing information was derived from a Schedule 13D/ A as filed with the SEC on October 26, 2006.

MERGER PROPOSAL
      The discussion in this proxy statement/prospectus of the merger and the principal terms of the Agreement and Plan of Merger dated April 7, 2006, by and among Coconut Palm, EBC and certain shareholders of EBC, as amended on May 5, 2006 by the first amendment to the merger agreement, and as amended on September 14, 2006 by the second amendment to the merger agreement, is subject to, and is qualified in its entirety by reference to the merger agreement. Copies of the merger agreement, the first amendment to the merger agreement and the second amendment to the merger agreement are attached as “Annex A-1”, “Annex A-2,” and “Annex A-3” respectively, to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference.
General Description of the Merger
      Pursuant to the merger agreement, Coconut Palm will acquire 100% of the issued and outstanding securities of EBC. EBC will merge with and into Coconut Palm, with Coconut Palm remaining as the surviving corporation.
Background of the Merger
      The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Coconut Palm and EBC. The following is a brief discussion of the background of these negotiations, the merger and related transactions.
      Coconut Palm was incorporated in Delaware on April 29, 2005, as a blank check company formed to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then currently unidentified operating business.
      A registration statement for Coconut Palm’s initial public offering was declared effective on September 8, 2005. On September 14, 2005, Coconut Palm consummated its initial public offering of 10,000,000 units and on September 19, 2005, consummated the closing of an additional 1,500,000 units that were subject to the underwriters’ over-allotment option. Each unit consists of one share of common stock and two redeemable common stock purchase warrants. Each warrant expires on September 13, 2009, or earlier upon redemption, and entitles the holder to purchase two shares of our common stock at an exercise price of $5.00 per share. The common stock and warrants started trading separately as of October 25, 2005.
      The net proceeds from the sale of the Coconut Palm units were approximately $63,608,000. Of this amount, $62,620,000 was deposited in trust and, in accordance with Coconut Palm’s Amended and Restated Certificate of Incorporation, will be released either upon the consummation of a business combination or upon the liquidation of Coconut Palm. The remaining amount of approximately $998,000 was held outside of the trust for use to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. As of September 30, 2006, approximately $64,630,034 was held in deposit in the trust account. At September 30, 2006, we had cash outside of the trust account of $319,606, prepaid expenses of $54,228, deferred acquisition costs of $1,617,759 and total current liabilities of $1,645,253 leaving us with working capital deficiency of $1,271,419.
      During the period from September 2005 through March 2006, Coconut Palm was involved in sourcing and evaluating prospective businesses regarding potential business combinations. To minimize potential conflicts of interest which may have arisen from multiple corporate affiliations, each of our officers and directors agreed, until the earliest of a business combination, our liquidation or such time as he or she ceases to be an officer or director, to present to Coconut Palm prior to any other entity, any business opportunity which may reasonably be required to be presented to Coconut Palm under Delaware law, in accordance with their fiduciary obligations.

      In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.
      Messrs, Rochon, Farenhem, Ruff and Ferrari, and Mr. Jaime Torres have been acting in a dual role for both Coconut Palm and Royal Palm. They are officers and or directors of both Royal Palm and Coconut Palm except for Mr. Torres who is only a member of Royal Palm.
      Coconut Palm was created to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. As such its officers and directors are responsible for identifying, evaluating and selecting a target business. In their capacity as officers and directors of Coconut Palm, the above mentioned individuals have focused their work on finding potential acquisition targets, analyzing potential acquisition targets, analyzing valuation work, negotiating transaction terms with target companies, and reviewing various business case scenarios. In their capacity as officers and directors of Royal Palm, these individuals have acted as the lead advisor by coordinating the activities of other external professionals regarding the EBC transaction. In addition, they have assisted the company by preparing investment materials, analyzing market and industry research, coordinating and reviewing due diligence work, providing technical financial modeling including proforma financial statements, coordinating and analyzing business plans, and assisting in the preparation of applicable SEC financial information and documentation. In addition, other employees of Royal Palm outside of the individuals mentioned above provided services to Coconut Palm such as public relations, human resources, and accounting. The above mentioned activities by this entire group have been a constant occurrence since the creation of Coconut Palm.
      Coconut Palm attempted to source opportunities both proactively and reactively, and given the mandate to find a suitable business combination partner, did not limit itself to any one industry or transaction structure (i.e. cash vs. stock issued to seller, straight merger, corporate spin-out or management buy-out). Proactive sourcing involved Coconut Palm management, among other things:

•	initiating conversations, whether it be via phone, e-mail or other means and whether directly or via their major shareholders, with third-party companies they believed may make attractive combination partners;

•	attending conferences or other events to meet prospective business combination partners;

•	contacting professional service providers (lawyers, accountants, consultants and bankers);

•	utilizing their own network of business associates and friends for leads;

•	working with third-party intermediaries, including investment bankers;

•	inquiring of business owners, including private equity firms, of their interest in selling their business; and

•	engaging “finder’s” with whom Coconut Palm entered into success-fee based engagement letters.
      Reactive sourcing involved fielding inquiries or responding to solicitations by either (i) companies looking for capital or investment alternatives, or (ii) investment bankers or other similar professionals who represented a company engaged in a sale or fund-raising process.
      The efforts of the officers and directors of Coconut Palm often were thematic, with one of the board members taking special interest in a particular topic or industry sector (the document storage space for example) and researching that industry via publicly available documents or information supplied by third parties. In certain instances that may have even included discussions with other board members that highlighted the particular industry, profiled companies which might be attractive business combination candidates and provided valuation multiples for companies in the sector.
      Prior to signing the merger agreement with EBC, Coconut Palm considered numerous companies and industries at different levels and signed five separate non-disclosure agreements, as well as one verbal “finder fee” agreement, two of which resulted in Coconut Palm reaching a letter-of-intent stage, and none which resulted in a formal acquisition offer.
      Based on their experience sourcing investment opportunities, and tradition of pursuing special situations of companies that do not involve auctions, the opportunities which Coconut Palm management pursued with greater interest were those that were less competitive in nature for companies where the owners were not necessarily looking to sell their business.
      EBC has, from time to time since its inception, explored potential transactions with financial and strategic partners. In 1999, Henry Luken III, founder of Telco Communications, invested $8.5 million in EBC Class A common stock and acquired $1.5 million of EBC Class B common stock. In 2001, EBC received an approximately $25 million equity investment from Univision in order to build out its national portfolio. In 2004 and later in 2005, EBC received several unsolicited indications of interest from financial and strategic buyers, none of which were able to structure a transaction that could match the needs of the disparate interests of the EBC shareholder base. In response to an unsolicited offer from a special purpose acquisition company which was not Coconut Palm, the EBC board of directors evaluated that indication of interest and analyzed EBC’s other strategic alternatives.
      As part of the due diligence efforts conducted by EBC as to the prospective merits of a business combination with a special purpose acquisition company, several directors of EBC, including Henry Luken, Bob Becker and Larry Morton, made numerous calls to industry, investment banking and other contacts. In conjunction with this process, Mr. Luken, who had a prior relationship with Mr. Ferrari and had known him for four years, called Mr. Ferrari on January 4, 2006 as he does with other companies to inquire as to Mr. Ferrari’s thoughts regarding special purpose acquisition companies. It was not known to Mr. Luken at the time either the specific mechanics of special purpose acquisition companies nor that Coconut Palm had completed its offering and was looking for prospective candidates. Mr. Luken is a principal owner of Christiansen Shipyards, Ltd., a yacht manufacturer in Vancouver, Washington. Mr. Ferrari has no formal affiliation with Christiansen; however he has previously toured Christiansen’s Vancouver plant with Mr. Luken. Mr. Rochon became affiliated with Christiansen in 1999 when he and Mr. Luken were customers of the company. Mr. Ferrari’s relationship with Mr. Luken evolved from Mr. Rochon and Mr. Luken’s prior affiliation with Christiansen. No other director, significant shareholder, or officer of EBC and Coconut Palm had a prior relationship.
      On January 6, 2006, at the suggestion of Mr. Luken, Mr. Ferrari spoke with Larry Morton, Chief Executive Officer of EBC. During the conversation, Mr. Morton mentioned that EBC was assessing its strategic alternatives, including the prospect of a public offering. Mr. Morton indicated that EBC would be interested in learning more about Coconut Palm. Between January 6 and January 13, Messrs. Ferrari and Morton exchanged non-disclosure agreements and information on EBC and Coconut Palm. Upon review, Mr. Ferrari and Mr. Morton set up a meeting in Boca Raton, FL on January 17, which included Richard C. Rochon, Henry Luken III, and Robert Becker, a director of EBC. Until this period, neither Coconut Palm, nor any member of Coconut Palm management was exploring a potential business combination to take EBC public. Messrs. Morton and Becker presented the background information on EBC in a slideshow presentation, provided the history of Univision involvement, and learned further details about the Coconut Palm structure. Messrs. Rochon and Ferrari decided, following the meeting, to proceed with additional due diligence on EBC and for the following two weeks Coconut Palm and EBC exchanged financial and historical information. Mr. Ferrari and Mr. Luken spoke several times during this period of time regarding their mutual interest of exploring a potential transaction involving EBC. At this time it was Coconut Palm’s understanding that EBC had primarily financed its growth by building up stations to profitability and divesting of such stations, as well as borrowing from a line of credit. EBC would acquire television construction permits and television stations at attractive valuations. After acquiring the stations, EBC would construct and/or upgrade the facilities. In addition, EBC would, on a selective market basis, acquire attractive programming, build up a local sales presence and sell the station at an increased valuation to fund operations, internal growth, acquisitions and to service debt.
      Coconut Palm discussed, on a preliminary basis, the general structure that Coconut Palm had proposed for a potential transaction, including total consideration of $267.4 million less estimated indebtedness and transaction costs and expenses, $153.7 million of which would be paid in Coconut Palm stock, $25 million of which would be used to partially pay down Univision’s preferred stock interest, $15 million of value which would be ascribed to an existing EBC station transferred to Univision at closing, and a remaining minority ownership investment of approximately eight percent that Univision would retain in EBC at closing. On February 2, 2006, Mr. Ferrari provided Messrs. Morton, Luken and Becker, with a letter of intent. From February 2 through February 7, 2006, Coconut Palm and EBC continued to negotiate the letter of intent, and Messrs. Morton and Ferrari decided to meet in New York to continue the discussions. On February 8, 2006, Messrs. Morton and Becker met with Mr. Ferrari in New York, where Mr. Morton was attending the Broadcasting and Cable’s Competitive Television Summit conference. During the meeting, Morgan Joseph also provided Mr. Morton with additional background information on Coconut Palm and discussed further the mechanics of the special purpose vehicle structure. On February 8, Mr. Ferrari and Robert Farenhem provided EBC with a list of additional due diligence materials that Coconut Palm required for its analysis of EBC, and Coconut Palm continued its due diligence review with continued requests for EBC management through February 24. From February 7 through February 24, Messrs. Rochon, Ferrari and Morton, and Luken also continued to discuss terms of a letter of intent and potential employment terms for Mr. Morton, Greg Fess, and Max Hooper to remain involved in EBC.
      On February 24, 2006, Mr. Hobson provided his final comments on behalf of Univision for the letter of intent. On February 25, 2006 the board of directors of Coconut Palm met to discuss EBC as well as other potential opportunities that Coconut Palm had been evaluating. The board of directors decided that, based on the high potential for future growth, potential for C.A.S.H. system, experience of EBC’s management, and comparable transactions, the EBC opportunity would be the most attractive to the shareholders of Coconut Palm. On February 27, 2006, upon finalizing discussions between Messrs. Rochon and Ferrari with Mr. Luken, Mr. Morton, Mr. Hobson, Mr. Becker and John Whitman, Coconut Palm and EBC executed the letter of intent. Based on the letter of intent, the parties agreed that the transaction would be financed primarily with Coconut Palm stock as consideration, Univision would continue to own an approximately eight percent ownership in EBC after receiving a partial pay down of their preferred stock interest, with the majority of Coconut Palm’s cash in trust to be used for internal growth and acquisitions for EBC. After this call, both Coconut Palm and EBC instructed their respective counsel, Akerman Senterfitt and Friday Eldredge & Clark, LLP, respectively, to begin a legal due diligence investigation of the other. Coconut Palm also retained Ernst & Young LLP Transaction Advisory Services and L4 Media Group to conduct additional confirmatory due diligence on station locations, proprietary technology, intellectual property, taxes, systems, internal controls and accounting matters of EBC.
      On March 10, 2006, Coconut Palm provided EBC with a draft purchase agreement, which was reviewed by EBC’s board of directors and counsel. On March 15, 2006, Coconut Palm and EBC representatives had a conference call to discuss the structure of the transaction as outlined in the definitive agreement. On March 17, Mr. Becker and Mr. Fess met with Coconut Palm’s officers and directors in Boca Raton, FL. From March 18 to March 31, various telephone conferences were held among Coconut Palm’s management, EBC management and representatives of Morgan Joseph regarding due diligence, the business of EBC and the terms of the definitive merger agreement and the other related agreements for the proposed business combination. Messrs. Rochon and Ferrari continued negotiations with Messrs. Luken and Morton with respect to the purchase agreement. During the same period, Coconut Palm continued its due diligence process and received reports from third parties conducting due diligence reviews on its behalf. Coconut Palm requested that the definitive purchase agreement include an additional four week period to finalize its confirmatory due diligence, and engaged Ernst and Young Transaction Advisory Services to conduct further onsite company visits and support Coconut Palm’s due diligence review. Given the nature of three parties being involved in the negotiations, Coconut Palm, EBC and Univision management, significant negotiations continued during this time to determine the final terms of the merger agreement. On March 31, 2006, Mr. Ferrari, Mr. Hobson and Mr. Morton conducted a conference call with respective legal counsel, Akerman Senterfitt and Friday Eldredge & Clark, LLP to finalize the terms of the definitive agreement between Coconut Palm, Univision and EBC.
      From March 31, 2006 to April 6, 2006, Coconut Palm’s board of directors met several times to discuss the due diligence review, definitive merger agreement, and review due diligence reports that were prepared by third parties engaged by Coconut Palm.
      During the course of Coconut Palm’s due diligence, it came to learn that EBC had requested an appraisal of its business by the Holt Media Group. Coconut Palm had no prior affiliation with the Holt Media Group, was not involved in requesting, preparing or paying for the appraisal. Coconut Palm did confirm that the Holt Media Group was well respected within the media and TV broadcast industry. EBC decided to use Holt Media based on several factors. Shortly after EBC was formed in June 1998, it was involved in purchasing several construction permits that Holt Media Group had appraised for the seller. Since that time, EBC has been involved in numerous transactions where Holt Media appraised stations or permits for other parties. EBC found these appraisals to be well presented, accurate and reasonably priced. In 2003, Holt Media prepared a partial valuation of selected EBC stations for presentation to the shareholders of EBC. In the fall of 2005, EBC asked Holt to perform additional station valuations for the shareholders. This appraisal contained three separate components, English language stations, Spanish Language stations and the C.A.S.H. System. The cost of this appraisal was $30,000 plus actual out-of-pocket expenses. Subsequently, Holt Media has performed an appraisal of RTN for EBC. The cost of this appraisal was $12,500 plus out-of-pocket expenses. There is no material relationship between Holt Media and the principles of EBC.
      On April 5, 2006, Coconut Palm received notice from EBC that Holt Media Group had finalized its third party appraisal of the television station and Central Automated Satellite Hub, which we refer to as C.A.S.H., services system assets. The total appraised value for these assets was $390.4 million. In determining the appraised value of $390.4 million for EBC, Holt Media Group used standard broadcast appraisal methodology that conforms to the 2005-2006 standards of the Uniform Standards of Professional Appraisal Practice. Holt Media Group believes that its appraised value is a reasonable representation of the value of EBC’s stations if exposed to the open marketplace at this time, to a buyer with access and rights to a comparable program of utilization, including the economic benefits of the C.A.S.H. system. Holt Media Group issued its opinion based on the conditions of the television station marketplace and the potential of these stations under current conditions. Holt Media did not determine or recommend the amount of consideration to be paid by Coconut Palm to the shareholders of EBC in the merger. A copy of the Holt Media Group appraisal letter report, dated April 12, 2006, is attached as Annex E-3 hereto.
      On April 6, 2006, the Coconut Palm board of directors held a telephonic board meeting to authorize the merger with EBC. EBC counsel, Friday Eldredge & Clark and Coconut Palm counsel, Akerman Senterfitt reviewed the terms of merger agreement and related agreements, and answered questions directed by members of the Coconut Palm board of directors. During the meeting Coconut Palm’s board of directors also discussed obtaining a fairness opinion for the proposed merger. Coconut Palm’s board of directors discussed that the closing of the merger would be subject to a fairness opinion that the merger was fair from a financial point of view. Coconut Palm’s board decided not to obtain such an opinion before signing the merger agreement based on its belief that its directors had the skill and experience to properly evaluate the fairness of a proposed transaction. The Board analysis included (i) a comparative company analysis in which the Board analyzed sales and offers of other TV stations; specifically, the Board evaluated discounts to comparative prices paid for Spanish-language media platforms acquired historically including Univision’s 2000 acquisition of USA Networks television station assets, and General Electric’s 2001 acquisition of Telemundo, (ii) a comparative bid analysis where the Board analyzed another detailed offer from another similarly capitalized special purpose acquisition company which ultimately formed the basis for Coconut Palm’s offer; specifically, this comparative bid analysis involved (a) financial, accounting and legal analysis of the offer following discussions with EBC management that set parameters for valuation, (b) comparing the structure to other potential structures (i.e. versus traditional leveraged buyout structures that Coconut Palm considered with a significant cash component) through financial modeling analysis of the potential dilution of a transaction structured with a majority stock component and $25 million in cash to pay down part of Univision’s preferred stock interest, and (c) qualitative evaluation of Coconut Palm’s ability to recruit seasoned executives in the Spanish-language media sector to create further shareholder value versus its ability to do so with other targets in other industries it evaluated; and (iii) a company specific analysis where the Board reviewed the actual and potential sales but also the number of licensed TV stations, the markets in which the TV stations were located, the affiliation with Univision, and opportunities for growth both from the existing stations and in light of the growing Hispanic market in which EBC had established a leading market presence. Specifically, these analyses involved a coverage and population analysis in addition to determining values for affiliation agreements in markets in which the company operates. Neither Morgan Joseph nor any affiliate of Coconut Palm was involved with the previously mentioned bid that another similarly capitalized special purpose acquisition company made for EBC.
      In completing these analyses, the Board sought input from its advisors including without limitation Morgan Joseph, though no formal opinions were obtained from such advisors as to the analyses conducted by the Board. The Board concluded that based on its analyses the proposed purchase price for EBC was in line with EBC’s fair market value. The fair market value of EBC would be greater than 80% of Coconut Palm’s net assets. The Board also determined that the purchase price was fair from a financial point of view.
      In concluding that the fair market value of EBC was at least 80% of the net asset value of Coconut Palm, the Coconut Palm Board noted that the purchase price for EBC is $277 million, and the net asset value of Coconut Palm was $64 million. While the Coconut Palm board of directors was aware of the requirement that the purchase price for a potential business combination partner, including EBC, be at least 80% of the net asset value of Coconut Palm, it did not believe that an independent analysis was warranted given that the purchase price for EBC is more than four times Coconut Palm’s net asset value. Coconut Palm’s stockholders should note that in making the determination that the contemplated acquisition was a favorable one and one that met the requirement that the value of EBC exceeded 80% of the net asset value of Coconut Palm, Coconut Palm’s management did not use all of the alternative valuation methods and analyses associated with traditional fairness opinions.
      The Coconut Palm board of directors was further apprised by Akerman Senterfitt as to the procedures following the proposed execution of the merger agreement, including the continued due diligence, receipt of a satisfactory appraisal at a valuation no less than $300 million, a fairness opinion from Morgan Joseph, EBC’s shareholder approval, SEC review, FCC approval and Coconut Palm shareholder approval. The Coconut Palm board of directors then voted unanimously to approve the merger and related transactions.
      On April 7, 2006, Coconut Palm and EBC entered into the merger agreement and related agreements.
      On April 10, 2006 Coconut Palm and EBC publicly announced their agreement through a joint press release.
      The merger agreement was amended on May 5, 2006 to (i) extend the due diligence period by one week, (ii) clarify miscellaneous provisions and (iii) increase EBC’s maximum indebtedness to $74 million in the event that as of the closing date:

•	EBC has not sold two of its television stations and they remain as assets of EBC, or

•	EBC has entered into binding written agreements to sell these stations to third parties at certain minimum prices.
      On May 11, 2006, the Coconut Palm board of directors, Coconut Palm’s legal counsel, Akerman Senterfitt, representatives from Ernst & Young LLP Transaction Advisory Services, L4 Media Group and Morgan Joseph convened a special meeting to review each of these parties’ reports and due diligence findings relating to EBC in connection with the merger agreement.
      On May 19, 2006, Morgan Joseph delivered a fairness opinion analysis to Coconut Palm’s board of directors within the time frame provided for under the merger agreement. It was a condition precedent to continuing with the merger that Coconut Palm receive a fairness opinion that the transaction was fair from financial point of view and that such opinion be delivered to Coconut Palm within two weeks following the end of the original due diligence period. In connection with receipt of the fairness opinion the Coconut Palm board of directors again concluded that the merger was fair from a financial point of view to the stockholders of Coconut Palm and elected to proceed with the merger under the terms and conditions of the merger agreement. Such fairness opinion is attached hereto as Annex E-1.
      On June 14, 2006, Sanders Morris Harris delivered its opinion to EBC’s board of directors that the consideration to be paid by coconut Palm in the merger pursuant to the merger agreement was fair from a financial point of view to the holders of Class A common stock. Such opinion is attached hereto as Annex E-2.
      On June 15, at the annual meeting of EBC shareholders, the shareholders approved the merger. However, in response to the lawsuit initiated by an EBC shareholder disclosed above, and as a result of the second amendment to the merger agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the merger agreement. The vote taken at the special meeting will supersede the vote taken at the June 15, 2006 annual meeting.
      The merger agreement was amended again on September 14, 2006 to (i) increase the number of members of the combined company’s board of directors from seven to nine, (ii) extend the termination date of the merger agreement from December 31, 2006 to March 31, 2007, and (iii) increase EBC’s maximum indebtedness from $74 million to $84 million to reflect EBC’s operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007.
Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board
      The Coconut Palm board of directors has concluded that the merger with EBC is in the best interests of Coconut Palm’s stockholders.
      Each member of Coconut Palm’s board of directors is currently a partner or officer at a private equity or investment holding company and evaluations businesses generally or performs business valuations specifically on a regular basis in their positions with their respective organizations. In arriving at its determination to approve the merger agreement with EBC, the board of directors of Coconut Palm relied on information (including financial information) relating to EBC, the regulatory environment, the industry dynamics, the reports of several outside due diligence consultants and their experience in building, managing and financing broadcasting companies.
      During the due diligence process Coconut Palm’s board of directors also discussed the option of obtaining a fairness opinion of the proposed merger between Coconut Palm and EBC. The board of directors decided not to obtain such an opinion before signing the merger agreement based on the fact that Coconut Palm had the ability to continue, and did continue, to conduct due diligence on EBC for ultimately five weeks beyond the signing of the merger agreement. As a condition to Coconut Palm’s obligation to close the merger, the merger agreement provides that Coconut Palm would obtain an opinion from its financial advisor as to the fairness of the merger. On May 19, 2006, the board of directors of Coconut Palm obtained a fairness opinion, as discussed below.
      The Coconut Palm board of directors also confirmed that the merger with EBC would satisfy the conditions for a merger candidate as set forth in its final prospectus for its initial public offering filed with the SEC on September 9, 2005, including the requirement that EBC’s fair market value as the target business would equal at least 80% of Coconut Palm’s net assets. The fair market value of EBC was determined first independently by the Board based on a variety of factors generally accepted by the financial community in valuing companies including a comparative company analysis in which the Board analyzed sales and offers of other TV stations.
      The Board analyzed publicly traded comparable companies as part of their analysis. Given EBC’s focus on the US Hispanic market, the Board reviewed all public companies whose activities are primarily focused on the Hispanic media sector. The comparables were Univision, Grupo Televisa, Entravision and Spanish Broadcasting. Projected EBITDA (earnings before interest, taxes, appreciation and amortization) multiples for this group ranged from 12.8x to 28.0x (based on a third-party research report dated April 2006). The Board determined that comparability between EBC and the peer group was limited given the comparables were profitable and much larger entities than EBC. Nonetheless, the Board believed that because the peer group focused on the United States Hispanic media sector, the peer group served as an acceptable point of reference from which to begin to calculate EBC’s fair market value. Taking into account the range of EBITDA multiples for Hispanic media companies (i.e., 12.8x - 28x) given EBC’s smaller size, lack of profitability and earlier stage of operations compared to the above peer group, the Board believed EBC’s fair value should be based on the lowest end of the peer range, the Board concluded that a projected 12x EBITDA multiple was fair multiple for a business such as EBC.
      The Board then reviewed a discounted cash flow analysis based on EBC’s projected performance and assumed a sale price based on an EBITDA multiple of 12x derived from the publicly traded comparables set forth in the prior paragraph. Based on this analysis and assuming an average of various hold periods in other words periods of operations, the Board believed the EBC’s equity value was approximately $325 million. Based on a share price of $5.81, the last trading day prior to the execution of the merger agreement and also based on the number of shares of capital stock outstanding for EBC, the implied equity value of EBC was $205.3 million. Therefore, the Board believed that EBC’s current implied equity value of $205.3 million was 63% of EBC’s projected equity value of $325 million.
      The Board also evaluated comparable transactions for discounts to comparative prices paid for Spanish-language media platforms including Univision’s 2000 acquisition of USA Networks television station assets at a 35% discount. Coconut Palm based its evaluation in part upon information provided by Morgan Joseph at the request of Coconut Palm regarding Univision’s December 2000 acquisition of stations from USA Networks for $1.1 billion in cash. The information provided by Morgan Joseph (a third-party research report regarding the Univision/ USA Networks transaction) indicated an approximately 35% discount as compared to the value for USA Networks estimated in the report. The stations had negative cash-flow and was the tenth largest television broadcast group in the nation. Subsequently, in October 2001 NBC became the first major U.S. network to add a Spanish-language broadcast platform when it acquired Telemundo Communications Group broadcast platform for an approximately $2.0 billion purchase price. These companies were selected based on their comparability as platforms of broadcast assets acquired to enter into the Spanish language media industry that offer critical mass and therefore scarcity value in terms of the acquirers’ the ability to enter into the industry.
      Coconut Palm also considered a comparative bid analysis where the Board analyzed another detailed offer from another similarly capitalized special purpose acquisition company for EBC which ultimately formed the basis for Coconut Palm’s offer. Specifically, the details behind this comparative bid analysis involved financial, accounting and legal analysis of the offer following discussions with EBC management that set parameters for valuation. Specifically, EBC had discussions with another similarly capitalized special purpose acquisition company that served as the basis for the valuation, and respective components of cash, stock, and assumed debt set forth in the comparative bid was equal to the proposed purchase price that Coconut Palm offered and ultimately agreed to. Coconut Palm completed due diligence evaluating the comparative bid by having discussions with representatives of EBC and Univision to determine the specific components of the comparative bid. The components of the comparative bid were equal to the components of the purchase price that Coconut Palm arrived at, with the majority of the purchase price consideration being in the form of stock that would be issued to the shareholders of EBC, and the majority of Coconut Palm’s cash held in trust to be used to fund the growth of the business and potential future acquisitions following the close (one variance in the comparative bid was that in Coconut Palm’s structure, Univision would remain a 7-8% owner of the company on a go-forward basis, the majority of this interest being in the form of preferred stock). In conducting its analysis,Coconut Palm also compared the proposed structure to other potential structures (i.e. versus traditional leveraged buyout structures that Coconut Palm considered with a significant cash component) through financial modeling analysis of the potential dilution of a transaction structured with a majority stock component and $25 million in cash to pay down part of Univision’s preferred stock interest. Finally, Coconut Palm conducted a qualitative evaluation of its ability to recruit seasoned executives in the Spanish-language media sector to create further shareholder value versus its ability to do so with other targets in other industries it evaluated.

      Coconut Palm also performed a company specific analysis where the Board reviewed the actual and potential sales but also the number of licensed TV stations, the markets in which the TV stations were located, the affiliation with Univision, and opportunities for growth both from the existing stations and in light of the growing Hispanic market in which EBC had established a leading market presence. Specifically, these analyses involved a coverage and population analysis in addition to determining values for affiliation agreements in markets in which the company operates. In completing these analyses, the Board sought input from its advisors including without limitation Morgan Joseph, though no formal opinions were obtained from such advisors as to the analyses conducted by the Board. The Board concluded that based on its analyses that EBC’s fair market value as the target business would equal at least 80% of Coconut Palm’s net assets and the purchase price was fair from a financial point of view.
      The Coconut Palm board of directors considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the Coconut Palm board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors.
      The Coconut Palm board of directors considered a wide variety of factors in connection with its evaluation and recommendation to approve the merger agreement, and its related terms, with EBC. Each member of Coconut Palm’s board of directors is currently a partner or officer at a private equity or investment holding company or experienced executive of public companies and performs business valuations on a regular basis in their positions with their respective organizations. In arriving at its determination to approve the merger agreement with EBC and its terms, including the purchase price, the board of directors of Coconut Palm relied on an analysis and/or review of a number of factors, including, but not limited to:

•	EBC’s financial condition and results of operations;

•	EBC’s growth potential;

•	experience and skills of management and availability of additional personnel,

•	EBC’s competitive position;

•	barriers to entry;

•	proprietary features and degree of intellectual property or other protection of the services;

•	the regulatory environment for EBC;

•	the valuation of comparable companies;

•	the valuation of comparable merger/acquisition transactions;

•	EBC’s industry dynamics, including the competitive landscape;

•	demographic trends which match nicely with EBC’s target market and the market size;

•	favorable long-term growth prospects;

•	ability to extract profitability from the business;

•	effect of technological developments in the industry;

•	the reports of several outside due diligence consultants retained by Coconut Palm;

•	research reports published by third-parties on the markets and/or companies similar to EBC;

•	future capital requirements;

•	costs associated with effecting the business transaction;

•	the significantly stronger balance sheet reflected in the proposed pro forma capital structure of a combined Coconut Palm/ EBC post-merger afforded EBC the ability to consider alternative growth strategies that might not otherwise be available to EBC without a substantial capital infusion; and

•	management’s experience in building, managing and financing growth companies, including various relationships or strategies that Coconut Palm could bring to bear with EBC to potentially accelerate growth, enter new markets, increase market share, improve profitability and trade at premium multiples relative to its peer group going forward.
      The analysis of the Coconut Palm board of directors in reaching this conclusion is described in more detail below. In considering the merger, the Coconut Palm board gave considerable weight to the following positive factors:

EBC’s record of revenue growth and high potential for future growth, as well as its historical financial performance
      An important criteria to Coconut Palm’s board of directors in evaluating this acquisition target was that the company had an attractive portfolio of stations in key US Hispanic markets, and the infrastructure for additional growth.
      Moreover, through the use and application of the FCC, historic television licensing process and its industry alliances, EBC has been able to develop its FCC asset portfolio to 119 full and low power permits, licenses and applications — financed primarily by internally generated funds and asset disposals.
      Coconut Palm’s board of directors believes that EBC has the ability to continue its growth because opportunities exist to:

•	increase advertising sales within its core Spanish and English language stations through a focus on local operations and sales, in addition to securing a national sales representation partner;

•	recruit and retain world-class executives that have previously been involved with building market leaders (Univision and Telemundo);

•	continue to enter into programming affiliation agreements with high-quality strategic partners such as Univision;

•	execute disciplined, well-priced acquisitions of stations in key Hispanic markets, in addition to opportunistic acquisitions in major metropolitan markets;

•	focus on monetizing English-language stations that do not meet return on invested capital (ROIC) parameters across the EBC portfolio for cash and re-deployment of this capital into higher ROIC initiatives, including acquisitions of stations in major metropolitan markets in the U.S.; and

•	Leverage the C.A.S.H. services system as a competitive advantage in mergers and acquisitions activity to enable disciplined pricing of acquisitions and greater station-level operating expense reductions than other potential acquirers would be able to generate.

Potential to make EBC’s operation profitable
      EBC’s Hispanic operations historically have in effect operated as a development vehicle for the Univision network with the majority of its stations being less than five years old, therefore its operating expenses have exceeded its revenues. Coconut Palm will help the company transition from a predominantly development company to an operational company and shift its focus from new construction to station profitability.

Potential for the C.A.S.H. System
      Given the ever increasing pressure on all broadcasters to seek out every cost containment or cost reduction possibility will continue to grow rapidly, due primarily to the unprecedented amount of audience fragmentation in today’s new media world. The Coconut Palm board of directors believe that broadcasters will find the state of the art technology of EBC’s C.A.S.H. services system, a very attractive alternative to the unnecessary, high manpower costs and inefficiencies of the antiquated systems now in place.

      C.A.S.H. has been developed by EBC as a proprietary (patent-pending) integrated end-to-end solution for television station operators. EBC utilizes the state-of-the-art master control facility in Little Rock, Arkansas to service content delivery to multiple stations.

The experience of EBC’s management
      Another important criteria to Coconut Palm’s board of directors in identifying an acquisition target was that the company must have a seasoned management team with specialized knowledge of the markets within which it operates and the ability to lead a growth company. EBC’s management is led by Larry Morton, EBC’s founder, who has significant operations experience. Mr. Morton will be complemented by a management team with relevant experience which includes Tom Arnost, former Co-President for Univision Television Group, George Blank, former CFO for Univision and Mark Dvornik, former Executive Vice President and General Sales Manager for the Paramount Television Group.

Comparable company and comparable transaction valuation metrics
      The Coconut Palm board of directors reviewed valuation metrics from its own analysis and that of third party investment banks for both companies and transactions that they believe were somewhat representative of both EBC and the proposed merger. Comparable companies considered included Entravision, Univision, and Spanish Broadcasting Corporation. Comparable transactions included Univision’s 2000 acquisition of USA Networks television station assets, and General Electric’s 2001 acquisition of Telemundo. The analysis helped the Coconut Palm board of directors to conclude that the $277 million enterprise value of EBC was within the range of values suggested by comparable companies and comparable transaction valuations.

The terms of the merger agreement
      The terms of the merger agreement, including the closing conditions, restrictions on Coconut Palm’s and EBC’s ability to respond to competing proposals and termination provisions, are customary and reasonable. It was important to Coconut Palm’s board of directors that the merger agreement include customary terms and conditions as it believed that such terms and conditions would allow for a more efficient closing process and lower transaction expenses.
      Coconut Palm’s board of directors believes that the above factors strongly supported its determination and recommendation to approve the merger. The Coconut Palm board of directors did, however, consider the following potentially negative factors, among others, including the Risk Factors, in its deliberations concerning the merger.

The risk that its public stockholders would vote against the merger and exercise their conversion rights
      Coconut Palm’s board of directors considered the risk that the current public stockholders of Coconut Palm would vote against the merger and demand to redeem their shares for cash upon consummation of the merger, thereby depleting the amount of cash available to the combined company following the merger. For reasons stated below, Coconut Palm’s board of directors deemed this risk to be less with regard to EBC than it would be for other target companies and believes that EBC will still be able to implement its business plan even if the maximum number of public stockholders exercised their conversion rights and the combined company received only 80% of the funds deposited in the trust account.
      Coconut Palm’s board of directors belief that a transaction with EBC presented less risk than with other investments is based on the quantitative and qualitative analysis conducted by the Coconut Palm board. The quantitative analysis focused on the Broadcast Station Group’s and the C.A.S.H. system. The qualitative analysis of the investment includes the potential value represented by Retro Television Network and the Spectrum Holdings Division. Given the early stage of these business prospects, Coconut Palm’s directors did not ascribe specific quantitative value to these assets in their offer for EBC.

Certain officers and directors of Coconut Palm may have different interests in the merger than the Coconut Palm stockholders
      Coconut Palm’s board of directors considered the fact that certain officers and directors of Coconut Palm may have interests in the merger that are different from, or are in addition to, the interests of Coconut Palm stockholders generally, including the matters described under “Interests of Coconut Palm Directors and Officers in the Merger” above. However, this fact would exist with respect to a merger with any target company.

The limitations on indemnification set forth in the merger agreement
      Coconut Palm’s board of directors considered the limitations on indemnification set forth in the merger agreement. See “The Agreement and Plan of Merger — Escrow and Indemnification.” The board of directors of Coconut Palm determined that any definitive agreement with any target company would contain similar limitations.
      After deliberation, the Coconut Palm board of directors determined that these potentially negative factors were outweighed by the potential benefits of the merger, including the opportunity for Coconut Palm stockholders to share in EBC’s future possible growth and anticipated profitability. Coconut Palm expects EBC to benefit from its focus on the U.S. Hispanic market for continued growth. The U.S. Hispanic population, average household income and consumer spending power are all growing at a rate faster than that of non-Hispanics, making it an attractive target market for advertisers. Historically, EBC management has engaged in acquisitions, developing stations and obtaining FCC approvals for licenses to operate in markets across the U.S. Given the early stage of many of the acquired stations and the capital needed to develop stations with FCC licenses, operating profitability was focused on. The focus going forward will be on increasing EBC’s profitability by increasing advertising sales within its core stations through a focus on local operations and sales, in addition to securing a national sales representation partner and recruiting and retaining world-class executives that have previously been involved with building market leaders such as Univision.
EBC’s Reasons for the Merger and Recommendation of the EBC Board
      The EBC board of directors has determined that the merger with Coconut Palm is the most efficient method by which to provide liquidity to EBC shareholders.
      As of September 30, 2006, Coconut Palm had $64,630,034 in escrow, representing the net proceeds and interest from its initial public offering. If the merger is consummated, $25 million will be paid to Univision and at least 80% of the remaining funds in the Coconut Palm escrow account, less expenses of the merger, will be available for operations of the combined company. EBC believes that because the combined company will have substantially greater capitalization than EBC alone, the combined company will be in a better position than EBC alone, to compete in the marketplace.
      EBC believes that the skills and expertise of the officers and directors of Coconut Palm, their collective access to acquisition opportunities and ideas and their contacts will provide the combined company with increased opportunities for future acquisitions and growth.
      After due consideration, EBC’s board of directors unanimously approved the terms of the merger proposal. However, because the interests of certain directors and officers, as described under “Interests of Directors and Officers of EBC in the Merger,” differ from those of EBC shareholders with respect to consummation of the merger, the EBC board of directors believes that a conflict of interest may exist under Arkansas law, and has therefore decided to withhold any recommendation regarding the merger proposal.
Coconut Palm Fairness Opinion
      Morgan Joseph rendered its opinion to the Coconut Palm board of directors on May 19, 2006 that, as of the date of its opinion, which was delivered and based on conditions that existed as of that date, upon and subject to the considerations described in its opinion and based on other matters Morgan Joseph considered relevant, the consideration to be paid by Coconut Palm pursuant to the merger agreement was fair to Coconut Palm from a financial point of view.
      As discussed above, the Morgan Joseph opinion was delivered following the execution of the merger agreement and prior to the expiration of the due diligence period. The delivery of the Morgan Joseph opinion was a condition to Coconut Palm having to proceed with the merger and was delivered in accordance with the terms of merger agreement two weeks following the termination of the original due diligence termination date, May 5, 2006.
      Morgan Joseph served as the managing underwriter in Coconut Palm’s initial public offering which was consummated in September 2005, in which it received, as partial consideration for those services, and still holds, 500,000 options to purchase units at an exercise price of $7.50, with each comprised of one share of Coconut Palm common stock and two warrants to purchase Coconut Palm common stock at a price of $6.00 per share. The options have been valued at $385,000 as of the date of issuance. This valuation is based upon a Black-Scholes model, using an expected life of five years, volatility (based on the 180-day volatility of the Russell 2000 Index) of 15.90% and a risk-free interest rate of 3.87% The option valuation of $385,000 represents Morgan Joseph’s 50% interest in the Unit Purchase Option. Although an expected life of five years was taken into account for purposes of assigning a fair value to the options, if Coconut Palm does not consummate a business combination and liquidates, the options would become worthless.
      Morgan Joseph has also acted as financial advisor to the Coconut Palm board of directors and will receive a fee of $1,250,000 for its services contingent upon the closing of the transactions contemplated by the merger.
      A more complete discussion of the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion can be found on page 177 hereof. The full text of the Morgan Joseph fairness opinion, dated as of May 19, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as “Annex E-1.”
EBC Fairness Opinion
      Sanders Morris Harris formally rendered its opinion to the EBC board of directors on June 14, 2006 that, as of the date of its opinion, which was delivered and based on conditions that existed as of that date, upon and subject to the considerations described in its opinion and based on other matters Sanders Morris considered relevant, the consideration to be paid by Coconut Palm pursuant to the merger agreement was fair from a financial point of view to the holders of EBC Class A common stock.
      A more complete discussion of the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion can be found on page 183 hereof. The full text of the Sanders Morris fairness opinion, dated as of June 14, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as “Annex E-2.”
Appraisal or Dissenters’ Rights
      No appraisal rights are available under the Delaware General Corporation Law for the stockholders of Coconut Palm in connection with the merger proposal.
      Consummation of the merger creates dissenters rights to the shareholders of EBC under applicable Arkansas law. Pursuant to sections 4-27-1301 to -1331 of the ABCA, any shareholder of EBC may only by delivering to EBC, before the vote of the EBC shareholders is taken on the proposed merger, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed merger is approved and effectuated, and the shareholder must not vote his or her shares in favor of the proposed merger, either in person at the EBC annual meeting or by proxy. A shareholder of EBC who does not satisfy these requirements as well as the other requirements of sections 4-27-1301 to -1331 of the ABCA is not entitled to payment for his shares as a dissenting shareholder under the ABCA, and would be entitled to the consideration for his or her shares as provided in the merger agreement.
      If the merger is approved by EBC shareholders, EBC shall, within ten days after the date on which such approval is obtained, deliver to such dissenting shareholder, if any, a form for demanding payment and a written notice setting forth where the payment demand must be sent and where and when certificates representing such dissenting shareholder’s shares must be deposited. The written notice will also set forth a date by which EBC must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the payment demand notice is delivered by EBC. A shareholder who has received a payment demand notice must then demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the notice, and deposit the shareholder’s share certificates pursuant to the terms of and within the deadlines set forth in the payment demand notice (as described in the preceding sentence).
      As soon as the merger becomes effective, or upon receipt of a payment demand, EBC shall pay each dissenter who complied with the payment demand notice requirements and other applicable dissenters’ rights provisions of the ABCA, the amount EBC estimates to be the fair value of the shares, plus accrued interest. Such payment will be accompanied by current financial statements of EBC, a statement of EBC’s estimate of the fair value of the shares, an explanation of how the interest amount was calculated, a statement of a dissenter’s right to demand payment under section 4-27-1328 of the ABCA and a copy of the dissenters’ rights provisions of the ABCA.
      If a dissenter believes that the amount paid by EBC is less than the fair value of the dissenter’s shares or that the interest has been incorrectly calculated, or EBC fails to make payment within sixty days after the date set for demanding payment, the dissenter may notify EBC in writing of the dissenter’s own estimate of the fair value of the shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment previously made). A dissenter waives right to make such demand unless he notifies EBC of such demand in writing within thirty days after EBC has made payment for his shares.
      If a demand for payment as set forth in the preceding paragraph remains unsettled, EBC shall commence a proceeding in Circuit Court of Pulaski County, Arkansas, within sixty days after receiving the payment demand as set forth in the preceding paragraph and petition such court to determine the fair value of the shares and accrued interest. If EBC fails to commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      In the event that any EBC shareholder properly exercises dissenters’ rights, EBC intends to promptly obtain an independent appraisal of the fair value of EBC shares prior to the merger. EBC’s board of directors believes that the determined value of EBC shares, based on EBC’s value as a non-public entity which remains subject to the management agreement with Arkansas Media, will be substantially less than the value of the merger consideration payable by Coconut Palm under the terms of the merger agreement. Coconut Palm has the option to terminate the merger agreement in the event that more than 5% of the outstanding EBC shares exercise their dissenters’ rights.
Anticipated Accounting Treatment
      The merger will be accounted for under the reverse acquisition application of the equity recapitalization method of accounting in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, Coconut Palm will be treated as the “acquired” company for financial reporting purposes. In accordance with guidance applicable to these circumstances, the merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger will be treated as the equivalent of EBC issuing stock for the net monetary assets of Coconut Palm, accompanied by a recapitalization. The net monetary assets of Coconut Palm will be stated at their fair value, essentially equivalent to historical costs, with no goodwill or other intangible assets recorded. The accumulated deficit of EBC will be carried forward after the merger. Operations prior to the merger will be those of EBC.

Material United States Federal Income Tax Consequences of the Merger
      The following describes the material U.S. federal income tax considerations of the merger that are generally applicable to the holders of EBC common stock and the holders of Coconut Palm common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, temporary, and proposed Treasury regulations thereunder, current administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to EBC stockholders that hold their EBC common stock and Coconut Palm stockholders that hold their Coconut Palm common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular holder of EBC common stock or Coconut Palm common stock in light of such holder’s personal circumstances or to holders subject to special treatment under the United States federal income tax laws, including:

•	financial institutions,

•	investors in pass-through entities,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark to market method of accounting,

•	persons that hold Coconut Palm common stock or EBC common stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	persons who are treated as nonresident aliens of the United States pursuant to federal tax law, or who otherwise are not subject to United States taxation on their worldwide income, and

•	stockholders who acquired their shares of Coconut Palm common stock or their shares of EBC common stock through the exercise of an employee stock option or otherwise as compensation.
      In addition, this discussion does not address any alternative minimum or any state, local or foreign tax consequences of the merger.
      Each holder of Coconut Palm common stock or EBC common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder based on the holder’s specific circumstances, applicable state, local, and foreign tax consequences and potential changes in applicable tax laws.
      Neither EBC nor Coconut Palm intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or a court would not sustain, a position contrary to any of those set forth below.
Tax Consequences of the Merger to EBC Common Stockholders
      The merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. As a consequence:

•	no gain or loss will be recognized by common shareholders of EBC who receive solely shares of Coconut Palm common stock in exchange for shares of EBC common stock;

•	the aggregate tax basis of the shares of Coconut Palm common stock received in the merger by the EBC common stockholders (including the Coconut Palm common stock held in escrow and held by the EBC Shareholder Representative) will be equal to the aggregate tax basis of the shares of EBC common stock exchanged therefore. Upon a return of any portion of the shares of Coconut Palm common stock held in escrow or by the stockholders’ representative to Coconut Palm, the tax basis of the returned shares should be added to the tax basis of the remaining shares of Coconut Palm common stock received by the EBC common stockholder in the merger. The EBC common shareholders should recognize no gain or loss with respect to returned shares;

•	the holding period of the Coconut Palm common stock received in the merger by the EBC common shareholders (including the Coconut Palm common stock held in escrow) will include the holding period of the EBC common stock exchanged therefore; and

•	any EBC common shareholder who exercises his or her appraisal rights and who receives cash in exchange for his or her shares of EBC common stock generally will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of such common shareholder’s shares of EBC common stock exchanged therefor. This gain or loss will generally be long-term capital gain or loss if the holder’s holding period with respect to the EBC common stock surrendered is more than one year at the effective time of the merger. There are limitations on the extent to which stockholders may deduct capital losses from ordinary income. If an EBC common stockholder who receives cash in exchange for all of the common stockholder’s shares of EBC common stock actually or constructively owns Coconut Palm common stock after the merger (as the result of prior actual or constructive ownership of Coconut Palm common stock or otherwise), all or a portion of the cash received by the common shareholder may be taxed as a dividend, and those common shareholders should consult their tax advisors to determine the amount and character of the income recognized in connection with the merger.

Tax Consequences of the Merger to Coconut Palm Stockholders
      No gain or loss will be recognized by the stockholders of Coconut Palm pursuant to the merger who do not exchange their shares of Coconut Palm common stock pursuant to the merger, continue to own such shares of Coconut Palm, and do not exercise their conversion rights.
      A stockholder of Coconut Palm who exercises their conversion rights and effects a termination of the stockholder’s interest in Coconut Palm will generally be required to recognize gain or loss upon the exchange of that stockholder’s shares of Coconut Palm common stock for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Coconut Palm common stock. This gain or loss will generally be capital gain or capital loss and that capital gain or loss and will be a long-term capital gain or loss if the holding period for the shares of Coconut Palm common stock is more than one year. There are limitations on the extent to which stockholders may deduct capital losses from ordinary income. If a Coconut Palm stockholder who receives cash in exchange for all of the stockholder’s shares of Coconut Palm stock constructively or otherwise owns Coconut Palm common stock after the conversion, all or a portion of the cash received by the stockholder may be taxed as a dividend, and those stockholders should consult their tax advisors to determine the amount and character of the income recognized in connection with the merger.
Tax Consequences of the Merger Generally to Coconut Palm and EBC
      Generally, no taxable gain or loss will be recognized by Coconut Palm or EBC as a result of the merger, except that EBC will have taxable gain to the extent that the value of the assets transferred to Univision in exchange for the EBC Class A preferred stock held by Univision exceeds the adjusted tax basis of that assets. Net operating loss carryforwards of EBC may be available to be applied against that gain.
      The merger will increase the likelihood that previously incurred net operating losses of EBC that are transferred to Coconut Palm in the merger will become subject to an annual limitation pursuant to Section 382 of the Code if there are additional changes in the equity ownership of Coconut Palm in the future, including changes arising from the exercise of currently outstanding stock options and warrants. Depending on Coconut Palm’s market value at the time of such future ownership change, an ownership change under Section 382 could negatively impact Coconut Palm’s ability to use the net operating loss deferred tax assets attributable to EBC’s previously incurred net operating losses in the event Coconut Palm generates future taxable income. Currently, EBC has recorded a full valuation allowance against its net operating loss deferred tax asset.
Reporting and Recordkeeping
      A holder of EBC common stock receiving Coconut Palm common stock as a result of the merger, is required to retain records relating to such holder’s EBC common stock and file with its United States federal income tax return a statement setting forth facts relating to the merger and with respect to the holder’s nonrecognition of gain or loss upon the exchange of their shares of EBC common stock for shares of Coconut Palm common stock pursuant to the merger. At a minimum, the statement must include (1) the holder’s tax basis in the EBC common stock surrendered and (2) the amount of cash (if any) and the fair market value, as of the effective date of the merger, of the Coconut Palm common stock received in exchange therefor.
Backup Withholding and Information Reporting
      Payments of cash to a holder of EBC common stock as a result of an exercise of their dissenters rights and payments of cash to a holder of Coconut Palm common stock as a result of an exercise of their conversion rights may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption satisfactory to Coconut Palm and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.
      Because the complexity of the tax laws, and because the tax consequences of any particular stockholder may be affected by matters not discussed above, each Coconut Palm stockholder is urged to consult a tax advisor with respect to the specific tax consequences of the transactions contemplated by the merger agreement to him, her or it, including the applicability and effect of state, local and non-U.S. tax laws, as well as federal tax laws.
Regulatory Matters
      We believe the merger and the transactions contemplated by the merger agreement are not subject to any federal or state regulatory requirement or approval, except the HSR Act, the Communications Act of 1934, as amended, and except for filings necessary to effectuate the transactions contemplated by the merger proposal and the Amended and Restated Certificate of Incorporation proposal with the Secretary of State of the State of Delaware and the Secretary of State of the State of Arkansas, as applicable, and filings for a listing application with the Nasdaq Global Market.
      The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to permit the assignment or transfer of control of, or the grant or renewal of, a broadcast license, the FCC considers a number of factors pertaining to the licensee, including:

•	compliance with various rules limiting common ownership of media properties;

•	the character of the licensee and those persons holding attributable interests therein; and

•	compliance with the Communications Act’s limitations on alien ownership.
      Character generally refers to the likelihood that the licensee or applicant will comply with applicable law and regulation. Attributable interests generally refer to the level of ownership or other involvement in station operations which would result in the FCC attributing ownership of that station or other media outlet to the person or entity in determining compliance with FCC ownership limitations.
      To obtain the FCC’s prior consent to assign a broadcast license or transfer control of a broadcast licensee, an application must be filed with the FCC. If the application involves a substantial change in ownership or control, the application must be placed on public notice for a period of no less than 30 days during which petitions to deny the application may be filed by interested parties, including certain members of the public. If the FCC grants the application, interested parties have no less than 30 days from the date of public notice of the grant to seek reconsideration or review of that grant by the commission or, as the case may be, a court of competent jurisdiction. The full FCC commission has an additional 10 days to set aside on its own motion any action taken by the FCC’s staff. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be better served by an assignment or transfer to any party other than the assignee or transferee specified in the application. Because parties are free to file petitions or informal objections at any point during the pendency of an assignment or transfer application, and because the FCC must review these pleadings on their merits, we may face undue delay or an inability to close the merger.
Consequences if Merger Proposal is Not Approved
      If the merger proposal is not approved by the stockholders, Coconut Palm will not merge with EBC and Coconut Palm will continue to seek other potential business combinations. In addition, Coconut Palm would not consummate the Amended and Restated Certificate of Incorporation, stock incentive plan and the management services proposal.
Required Vote
      Approval of the merger proposal will require the affirmative vote of a majority of the shares outstanding as of the record date of Coconut Palm’s common stock issued in its initial public offering. In addition, each Coconut Palm stockholder that holds shares of common stock issued in Coconut Palm’s initial public offering or purchased following such offering in the open market has the right to vote against the merger proposal and, at the same time, demand that Coconut Palm convert such stockholder’s shares into cash equal to a pro rata portion of the trust account in which a substantial portion of the net proceeds of Coconut Palm’s initial public offering is deposited. These shares will be converted into cash only if the merger is completed and the stockholder requesting conversion holds such shares until the date the merger is consummated. However, if the holders of 2,300,000 or more shares of common stock issued in Coconut Palm’s initial public offering, an amount equal to 20% or more of the total number of shares issued in the initial public offering, vote against the merger and demand conversion of their shares into a pro rata portion of the trust account, then Coconut Palm will not be able to consummate the merger.
Abstentions and Broker Non-Votes
      Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum. Abstentions will have the same effect as a vote “against” the merger proposal. Broker non-votes will have the effect of a vote against the merger proposal. Abstentions, broker non-votes and shares that are not voted are not eligible to be converted into cash upon the completion of the merger.
Recommendation
      After careful consideration, Coconut Palm’s board of directors has determined unanimously that the merger proposal is fair to, and in the best interests of, Coconut Palm and its stockholders. Coconut Palm’s board of directors has approved and declared advisable the merger proposal and unanimously recommends that you vote or give instructions to vote “FOR” the merger proposal.
      The foregoing discussion of the information and factors considered by the Coconut Palm board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Coconut Palm board of directors.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

STOCK INCENTIVE PLAN PROPOSAL
Background
      We are seeking your approval on the adoption of the Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan providing for the issuance of a maximum of 12,274,853 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards. On March 8, 2007, the closing price of Coconut Palm common stock was $5.50 as reported on the OTC Bulletin Board.
      The board of directors adopted the 2007 Stock Incentive Plan on August 29, 2006, subject to approval by Coconut Palm stockholders. The 2007 Stock Incentive Plan is intended to replace EBC’s 1994 Plan and EBC’s 2001 Plan (the “Prior Plans”). In connection with the merger, the following stock options will be granted under the 2007 Stock Incentive Plan, if the 2007 Stock Incentive Plan is approved by Coconut Palm stockholders: (i) options to purchase 3,274,853 shares of Coconut Palm common stock converted from stock options under the Prior Plans to purchase 2,240,000 shares of EBC’s Class A common stock assumed in the merger, with original vesting schedules remaining in place, and (ii) options to purchase 2,000,000 and 250,000 shares of common stock, respectively, with an exercise price at fair market value and which shall vest with a three-year vesting period, under employment agreements with Messrs. Morton and Fess. It is also anticipated that Thomas Arnost, George Blank and Mark Dvornik, who Coconut Palm has announced will be joining Coconut Palm as the closing of the merger, are expected to receive up to 1,750,000 options. Upon the approval of the 2007 Stock Incentive Plan by shareholders, no further grants will be made under the Prior Plans. If approved, the 2007 Stock Incentive Plan will become effective on the date shareholders approve the 2007 Stock Incentive Plan. Upon approval, options to purchase 5,000,000 shares of Coconut Palm common stock shall remain available to be granted under the 2007 Stock Incentive Plan.
      As indicated below under the heading “Consequences if Stock Incentive Plan Proposal is Not Approved,” if the 2007 Stock Incentive Plan is not approved but the merger is approved, stock options for 3,274,853 shares of Coconut Palm common stock to be issued pursuant to the existing EBC stock option plan and stock options for 2,250,000 shares of Coconut Palm common stock to be issued to Larry Morton and Gregory Fess pursuant to employment agreements to be entered into with Coconut Palm at the closing of the merger will be issued outside the 2007 Stock Incentive Plan. It is also anticipated that Thomas Arnost, George Blank and Mark Dvornik, who Coconut Palm has announced will be joining Coconut Palm as the closing of the merger, will receive stock options for up to 1,750,000 shares of Coconut Plan common stock and such options will also be issued outside of the 2007 Stock Incentive Plan, if such plan is not approved but the merger is approved. Accordingly, if the merger is approved and the 2007 Stock Incentive Plan is not approved, the surviving combined company may be committed to grant stock options for approximately 7,274,853 shares of Coconut Palm common stock.
      The board of directors believes the 2007 Stock Incentive Plan will advance the long-term success of our company by encouraging stock ownership among key employees and members of our board of directors who are not employees.

Key Features of 2007 Stock Incentive Plan
      The following are several key features of the 2007 Stock Incentive Plan:

•	Discounted Stock Option and Stock Appreciation Rights Prohibited. The 2007 Stock Incentive Plan prohibits stock appreciation rights or stock option awards with an exercise price less than the fair market value of our common stock on the date of grant.

•	Re-pricing Without Shareholder Approval Prohibited. Without shareholder approval, the 2007 Stock Incentive Plan prohibits the re-pricing of options and stock appreciation rights, the cancellation of such awards in exchange for new awards with a lower exercise price or the repurchase of such awards, except in the event of stock splits, certain other recapitalizations and a change in control.

•	Inclusion of Minimum Vesting Provisions. With respect to awards that are subject only to a future service requirement, unless the Compensation Committee provides otherwise in an award agreement,

(i) options and stock appreciation rights granted pursuant to the 2007 Stock Incentive Plan will be subject to a 5-year vesting schedule, pursuant to which options and stock appreciation rights shall vest in four equal annual increments of 25%, with one increment vesting on each anniversary date of the grant, and (ii) all other awards that have vesting periods will vest in equal annual increments over a four-year period following the date of grant, with one increment vesting on each anniversary date of the grant.

•	Shares Terminated Under Prior Plans will Not Increase the Plan Reserve. Shares subject to awards under the Prior Plans that are cancelled, forfeited, or expired will not be available for re-grant in the 2007 Stock Incentive Plan. There will be no transfer of unused shares reserved for other plans into the 2007 Stock Incentive Plan share reserve. Upon approval of the 2007 Stock Incentive Plan, Coconut Palm will not grant any new awards under any of the Prior Plans.

•	Shares Surrendered to Pay Taxes or Exercise Price for Stock Options Will Not Increase the Plan Reserve. Shares tendered to us for taxes or to pay the exercise price will not provide us with additional shares for the 2007 Stock Incentive Plan.

•	Stock Appreciation Rights Settled in Shares Will Not be Counted on a Net Basis. Each stock-settled stock appreciation right will count as a full share against the 2007 Stock Incentive Plan share reserve limit rather than the net gain realized upon exercise.

•	Independent Plan Administrator. The 2007 Stock Incentive Plan will be administered by the Compensation Committee, composed exclusively of independent non-employee directors.

•	Fixed Plan Term. The 2007 Stock Incentive Plan will expire ten years after shareholders approve the 2007 Stock Incentive Plan. However, awards granted under the 2007 Stock Incentive Plan may survive the termination of the Plan.

•	Limit on Stock Option Period. Stock appreciation rights and stock options will have a maximum term of seven years.

•	Share Usage. The 2007 Stock Incentive Plan provides for a fixed reserve of 12,274,853 shares, comprised of 3,274,853 shares converted from existing EBC options assumed in the merger, 2,250,000 shares to be granted under employment agreements with Messrs. Morton, Fess and Dvornik, and the possible issuance of 1,750,000 shares to be granted to Messrs. Arnost and Blank an connection with their anticipated employment with the company as of the closing of the merger and 5,000,000 shares reserved for future grants. In managing the number of shares awarded annually under the 2007 Stock Incentive Plan, the Compensation Committee will consider the potential negative impact on dilution of the granting of awards under the 2007 Stock Incentive Plan.

Description of the 2007 Stock Incentive Plan
      The text of the 2007 Stock Incentive Plan is attached hereto as Annex B and is hereby incorporated by reference. The following summary of key provisions of the 2007 Stock Incentive Plan is qualified in its entirety by reference to the attached 2007 Stock Incentive Plan document.

Purpose of the 2007 Stock Incentive Plan
      The purpose of the 2007 Stock Incentive Plan is to align shareholder and management interests through stock and performance-based awards linked to shareholder value and to give us a competitive advantage in attracting and retaining key employees and directors.

Eligibility and Participation
      Officers, directors, employees (including prospective employees) and consultants of our company, its subsidiaries and affiliates will be eligible to participate in the 2007 Stock Incentive Plan, as determined by the Compensation Committee.

Administration of the 2007 Stock Incentive Plan
      The 2007 Stock Incentive Plan will be administered by the Compensation Committee, to be established following consummation of the merger composed exclusively of independent non-employee directors in accordance with Rule 16b-3 under the Exchange Act and Section 162(m) of the Code. The Compensation Committee will have full authority to administer the 2007 Stock Incentive Plan, including, without limitation, the authority to determine who will receive awards, to establish the specific terms that will govern awards as will be set forth in individual award agreements, to interpret awards and 2007 Stock Incentive Plan provisions and to amend the 2007 Stock Incentive Plan and outstanding awards subject to certain limitations set forth in the 2007 Stock Incentive Plan document.

Shares Reserved for Plan Awards
      A maximum of 12,274,853 shares of our common stock may be delivered under the 2007 Stock Incentive Plan, comprised of 3,274,853 shares converted from existing EBC options assumed in the merger, 2,250,000 shares to be granted under employment agreements with Messrs. Morton and Fess and the possible issuance of 1,750,000 shares to be granted to Messrs. Arnost, Blank and Dvornik in connection with their anticipated employment with the company as of the closing of the merger and 5,000,000 shares reserved for future grants. If awards granted under the 2007 Stock Incentive Plan are forfeited, cancelled or otherwise expire without delivery of shares, the shares reserved for issuance pursuant to any such terminated award will remain available for future awards. Awards that are valued by reference to our common stock but settled in cash, in that the stock underlying the stock options are not issued and the difference between the stock option exercise price and the current fair market value is paid in cash, will not be subject to the foregoing share limitations.
      Shares tendered to pay the exercise price or tax withholding obligation for stock options will be treated as delivered for purposes of calculating the share reserve limit and will not be added back to the share reserve for additional grants. The pool of available shares will be reduced by the gross number of shares underlying stock appreciation right awards.
      The maximum number of shares subject to grants of incentive stock options is 5,000,000 for future option grants.

Individual Award Limits
      The maximum number of shares subject to options or stock appreciation rights that may be granted to an individual participant in any one fiscal year is 2,000,000. The maximum number of shares subject to performance shares, restricted stock or common stock awards that may be granted to an individual participant in any one fiscal year is 1,000,000. In addition, no individual participant may be granted performance units having a grant date value greater than $5,000,000 in any one fiscal year.
      The aggregate fair market value (determined at the time such incentive stock option is granted) of the shares of common stock for which any individual may have incentive stock options which first become vested and exercisable in any calendar year shall not exceed $100,000. Any excess will be treated as a non-qualified stock option.

Stock Appreciation Rights and Stock Options
      The 2007 Stock Incentive Plan provides for awards of stock appreciation rights, non-qualified stock options and incentive stock options intended to comply with Section 422 of the Code. The 2007 Stock Incentive Plan specifically prohibits the following:

•	the granting of stock appreciation rights and stock options with an exercise price less than the fair market value of our common stock on the date of grant (or, in the case of an incentive stock option granted to a 10% shareholder, 110% of fair market value); and

•	without shareholder approval (except in the event of a stock split, certain other recapitalizations and a change in control):

•	the re-pricing of stock appreciation and stock option awards;

•	the cancellation of such awards in exchange for new awards with a lower exercise price; or

•	the repurchase of such awards.
      As of March 8, 2007, the market price of our common stock was $5.50 per share.
      A stock appreciation right entitles the holder to receive shares of our common stock or cash equal in value to the difference between the fair market value of our common stock on the exercise date and the value of our common stock on the grant date. A stock appreciation right entitles the holder to receive shares of our common stock or cash equal in value to the difference between the fair market value of our common stock on the exercise date and the value of our common stock on the grant date. Stock options entitle the holder to purchase such number of shares at exercise prices and vesting schedules as determined by the committee of the board of director administering the 2007 Stock Incentive Plan. Stock appreciation rights and stock options will have a maximum term of seven years (or five years in the case of an incentive stock option granted to a 10% shareholder). Options and stock appreciation rights that are subject only to a future service requirement, will be subject to a 5-year vesting schedule, pursuant to which options and stock appreciation rights shall vest in five equal annual increments of 20%, with one increment vesting on each anniversary date of the grant (unless the Compensation Committee provides otherwise in an award agreement). However, options granted to non-employee directors in lieu of cash compensation are not subject to any minimum vesting schedule.

Restricted Stock, Performance Share and Performance Unit Awards
      A restricted stock award is an award of shares of our common stock subject to a restriction on transferability. The restriction on transferability will lapse following a stated period of time, upon attainment of specified performance targets or some combination thereof. A performance share award is restricted stock that vests solely upon the achievement of specified performance targets. A performance unit award gives the holder the right to receive a designated dollar value, or shares of common stock of equivalent value that is payable only upon the achievement of specified performance targets. Generally, restricted stock awards subject only to a future service requirement will vest over a four-year vesting schedule in annual increments of 25%. However, restricted stock awards to non-employee directors in lieu of cash compensation are not subject to any minimum vesting schedule. Unless the Compensation Committee provides otherwise, in an award agreement a recipient of a restricted stock or performance share award will have all of the rights of a holder of our common stock with respect to the underlying shares except for the restriction on transferability, including the right to vote the shares and receive dividends. The holder of a performance share unit award is generally not entitled to the rights of a holder of our common stock.

Change in Control and Other Events
      The 2007 Stock Incentive Plan provides the Compensation Committee with discretion to take certain actions with respect to outstanding awards in the event of a change in control or certain other material events that affect our capital structure or the number of shares of our common stock outstanding. In the event of a recapitalization, reclassification, reorganization, stock split, reverse stock split, share combination, exchange of shares, stock dividend or other event affecting the value of a share of our common stock or the number of shares outstanding, the various share limitations set forth in the 2007 Stock Incentive Plan and the number of shares subject to outstanding awards will be adjusted as necessary and appropriate to reflect the change in the number or value of outstanding shares and to preserve the value of outstanding awards.
      In the event of a change in control, the Compensation Committee may, in its discretion, provide that some or all outstanding awards will (i) become immediately exercisable or vested, (ii) terminate, subject to the ability of the participants to exercise any vested award or to receive a cash payment equal to the difference between the change in control price and the exercise price of any vested awards, (iii) in the event of a liquidation or dissolution of us, convert into the right to receive the liquidation proceeds, less the exercise price, or (iv) any combination of the above.

Qualified Performance-Based Awards
      The 2007 Stock Incentive Plan provides that compensation from stock options, stock appreciation rights, performance share units and other performance-based awards will generally be structured to be exempt from the limitation on deductible compensation imposed by Section 162(m) of the Code. The Compensation Committee will administer the 2007 Stock Incentive Plan and the 2007 Stock Incentive Plan will be interpreted consistent with the purpose of maintaining the exemption from the Section 162(m) deduction limitation, except that qualified performance targets may be waived in the event of a change of control. The Compensation Committee is responsible for certifying to the measurement of applicable performance targets. The 2007 Stock Incentive Plan provides that performance-based compensation awards intended to be exempt from the Section 162(m) deduction limitation will be subject to vesting on the basis of one or more of the following performance targets:

•	Enterprise value or value creation;

•	After-tax or pre-tax profits;

•	Operational cash flow or working capital;

•	Operational costs;

•	Level of bank debt or other long- or short-term debt or other similar financial obligations;

•	Earnings per share or earnings from continuing operations;

•	Net sales, revenues, net income or earnings before income tax or other exclusions;

•	Return on capital;

•	Return on shareholder equity;

•	Fair market value of our common stock;

•	Value of an investment in our common stock; and

•	EBITDA (earnings before income tax, depreciation and amortization).

Effective Date and Term
      The 2007 Stock Incentive Plan will be effective on the date shareholders approve the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan will terminate on the earlier of the date that all shares reserved for issuance have been awarded or ten years after the date shareholders approve the 2007 Stock Incentive Plan.

Amendments
      The 2007 Stock Incentive Plan may be amended by the Compensation Committee provided that no 2007 Stock Incentive Plan amendment may materially impair the rights of award recipients with respect to existing awards and no amendment shall be made without approval of our shareholders to:

•	Change the class of individuals eligible to receive awards under the 2007 Stock Incentive Plan;

•	Increase the number of shares that may be issued under the 2007 Stock Incentive Plan;

•	Amend the 2007 Stock Incentive Plan in a manner that requires shareholder approval under state or federal law or the rules of the Nasdaq Global Market or similar quotation system on which Coconut Palm’s common stock is listed; or

•	Eliminate a requirement that shareholders approve an action under the 2007 Stock Incentive Plan.

Transferability
      Awards granted under the 2007 Stock Incentive Plan are transferable only by the participant’s will, the applicable laws of descent and distribution and, in the discretion of the Compensation Committee, to certain of the participant’s family members. Restricted stock, performance shares and performance share units may not be transferred or disposed of until the applicable restrictions lapse.
New Plan Benefits
      The following table shows stock options that the individuals referred to below will receive if the merger proposal is approved and the stock option plan proposal is approved by the Coconut Palm stockholders at the special meeting. As discussed above, the EBC stock options under the Prior Plans will be converted into options to purchase 3,274,853 shares of Coconut Palm common stock and options to purchase 2,250,000 shares of Coconut Palm common stock will be granted under employment agreements with Messrs. Morton and Fess. It is anticipated that the individuals referred to below, upon consummation of the merger, will serve in the capacities as set forth below. All other grants and awards under the 2007 Stock Incentive Plan are discretionary and will be determined by the Compensation Committee.
New Plan Benefits
2007 Stock Incentive Plan

Number of
Name and Position	Shares

Henry Luken, III	—
Chairman of the Board of Directors
Richard C. Rochon	—
Vice Chairman
Larry Morton	3,096,491
Director, President and Chief Executive Officer
Thomas M. Arnost	*
President/ CEO — Broadcast Station Group
George Blank	*
Chief Financial Officer
Mario B. Ferrari	—
Chief Strategic Officer
Gregory Fess	652,047
Senior Vice President
Mark Dvornik	*
Executive Vice President — Retro Television Network	—
Glenn Charlesworth	146,199
Vice President and Controller
James Hearnsberger	299,708
Vice President — Finance and Administration
Robert B. Becker	21,930
Director
Robert C. Farenhem	—
Director
All other employees as a group	1,308,479

*	Although employment arrangements with Messrs. Arnost, Blank and Dvornik have not been finalized, Coconut Palm anticipates that such persons will be granted in aggregate options to purchase 1,750,000 shares of Coconut Palm common stock.

     Federal Income Tax Consequences
      In October 2004, the U.S. Congress enacted tax legislation establishing new rules and limitations with respect to non-qualified deferred compensation plans. This legislation (codified in Section 409A of the Code) applies to equity awards, including restricted stock units, stock appreciation rights, stock options and to the deferral of option or other equity award gains pursuant to a separate non-qualified deferred compensation plan. The requirements of Section 409A include, but are not limited to, limiting distributions of deferred compensation to specified dates, requirements as to the timing of deferral elections and limitation on the ability to change deferral elections. Failure to comply with the new rules will result in immediate taxation of amounts deemed improperly deferred, plus a 20% additional penalty tax and interest charges on late tax payments.
      Assuming the requirements of Section 409A of the Code are satisfied, the following is a summary of the federal income tax rules relevant to individuals who participate in the 2007 Stock Incentive Plan, based on the Code. This summary does not address every situation that may result into taxation, and does not address tax situations which may be unique to certain participants in the 2007 Stock Incentive Plan, nor does it take into account state, local, or foreign tax consequences which may result from the 2007 Stock Incentive Plan. In addition, the Code is a highly technical and very fluid code, and is subject to change in the future. Individuals eligible under the 2007 Stock Incentive Plan should consult their personal tax advisor to determine their individual tax consequences from participation in the 2007 Stock Incentive Plan.
      SARs. There are no immediate tax consequences upon the receipt of a stock appreciation right, or “SAR.” The recipient will be subject to ordinary income tax, and wage and employment tax withholding, equal to the excess of the fair market value of our common stock on the exercise date over the fair market value of our common stock on the date of grant, upon the exercise of a SAR. We will be entitled to a corresponding deduction equal to the amount of ordinary income that the recipient recognizes.
      Nonqualified Stock Options. Generally, the optionee does not recognize any taxable income at the time of grant of a nonqualified stock option which has an exercise price equal to the fair market value of the underlying stock as of the grant date. Upon the exercise of the nonqualified option, the optionee will recognize ordinary income, subject to wage and employment tax withholding, equal to the excess of the fair market value of the common stock acquired as of the date of exercise over the exercise price. We will be entitled to a deduction equal to the ordinary income. The optionee will have a capital gain or loss upon the subsequent sale of the stock in an amount equal to the sale price less the fair market value of the common stock on the date of exercise. The capital gain or loss will be long- or short-term depending on whether the stock was held for more than one year after the exercise date. We will not be entitled to a deduction for any capital gain realized.
      The exercise of a nonqualified stock option through the delivery of previously acquired shares of common stock will generally be treated as a non-taxable, like-kind exchange as to the number of shares surrendered and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are given up. The value of the shares received upon such an exchange that are in excess of the number given up will be includible as ordinary income to the optionee at the time of the exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of such shares determined at the time of exercise. Neither the optionee nor the transferee will realize taxable income at the time of a non-arm’s-length transfer of a nonqualified stock option as a gift. Upon the subsequent exercise of the option by the transferee, the optionee will realize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option price. Upon a subsequent disposition of the shares by the transferee, the transferee will generally realize short-term or long-term capital gain or loss, with the basis for computing such gain or loss equal to the fair market value of the stock at the time of exercise.
      Incentive Stock Options. Generally, the optionee will not recognize any taxable income at the time of grant or exercise of an option that qualifies as an incentive option under Section 422 of the Code. However, the excess of the stock’s fair market value at the time of exercise over the exercise price will be included in the optionee’s alternative minimum taxable income as an item of adjustment and thereby may cause the optionee to be subject to an alternative minimum tax.
      In order to qualify for the incentive option tax treatment described in the preceding paragraph, the optionee must generally be employed by the company or a parent or subsidiary corporation (as defined in the Code) continuously from the time of the option’s grant until three months before the option’s exercise, and the optionee must not sell the shares until the later of at least one year after the option’s exercise date and two years after its grant date. If the optionee does not satisfy these conditions, the optionee will recognize taxable ordinary income when the optionee sells the shares in an amount equal to the difference between the option exercise price and the lesser of (i) the fair market value of the stock on the exercise date and (ii) the sale price. If the sale price exceeds the fair market value on the exercise date, the excess will be taxable to the optionee as long-term or short-term capital gain, depending on whether the optionee held the stock for more than one year.
      To the extent that the aggregate fair market value of the stock with respect to which incentive stock options are exercised for the first time by an optionee during any calendar year exceeds $100,000, the options will be treated as non-qualified stock options for tax purposes.
      We will not be entitled to any deduction by reason of the grant or exercise of the incentive option or the sale of stock received upon exercise after the required holding period has been satisfied. If the optionee does not satisfy the required holding period before selling the shares and consequently recognizing ordinary income, we will be allowed a deduction corresponding to the optionee’s ordinary income.
      The exercise of an incentive stock option through the exchange of previously acquired stock will generally be treated in the same manner as such an exchange would be treated in connection with the exercise of a nonqualified stock option; that is, as a non-taxable, like-kind exchange as to the number of shares given up and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gain purposes, the same holding period as the shares that are given up. However, such holding period will not be credited for purposes of the one-year holding period after exercise that is required for the new shares to receive incentive stock option tax treatment. Shares received in excess of the number of shares given up will have a new holding period and will have a basis of zero or, if any cash was paid as part of the exercise price, the excess shares received will have a basis equal to the amount of the cash. If a disqualifying disposition (a disposition before the end of the required holding period) occurs with respect to any of the shares received from the exchange, it will be treated as a disqualifying disposition of the shares with the lowest basis. If the exercise price of an incentive stock option is paid with shares of stock of the company acquired through a prior exercise of an incentive stock option, gain will be realized on the shares given up (and will be taxed as ordinary income) if those shares have not been held for the minimum incentive stock option holding period (two years from the date of grant and one year from the date of transfer), but the exchange will not affect the tax treatment, as described above of the shares received upon exercise.
      Performance Share or Performance Unit. The granting of a performance share or performance unit award does not result in taxable income to the recipient. When the award is paid or distributed, the full value paid or distributed will be considered as ordinary income to the recipient unless a deferral of the payment or distribution is elected in accordance with Section 409A of the Code. We will receive a corresponding tax deduction.
      Restricted Stock. Generally, an employee or non-employee director who receives restricted stock will recognize ordinary income at the time that the restricted stock is no longer subject to forfeiture. The amount of such income will be determined based on the fair market value of our stock at that time. We will be entitled to a deduction at the same time and in the same amount. The holding period to determine whether the employee or non-employee director has long-term or short-term capital gain or loss on a subsequent sale generally begins when the restricted period expires, and the employee’s or non-employee director’s tax basis for such shares will generally equal the fair market value of such shares at that time. However, an employee or non-employee director may elect under Section 83(b) of the Code, within 30 days after the date of any restricted stock grant, to recognize taxable ordinary income on the date of grant in the amount equal to the excess of the fair market value of the shares of restricted stock over the amount, if any, paid for the restricted stock. By reason of such an election, the participant’s holding period will commence on the date of grant and he or she will have a tax basis equal to the fair market value of the shares on that date (determined without regard to the restrictions imposed under the 2007 Stock Incentive Plan). Likewise, we will be entitled to a deduction at that time in the amount that is taxable as ordinary income by reason of the election. If shares are forfeited after making such an election, the participant will not be entitled to a deduction, loss or credit for the ordinary income recognized or the taxes paid in respect of the Section 83(b) election, but would generally be entitled to a capital loss for the amount, if any paid for the forfeited shares.
      Restricted Stock Units. An eligible individual receiving a restricted stock unit award will not have taxable income when the restricted unit or any dividend equivalents are credited to his or her account. He or she will recognize ordinary income equal to the fair market value of the shares of our stock delivered (or the amount of cash paid in lieu of such shares), plus the amount of cash and the fair market of any property credited to his or her account as dividend equivalents when the restricted unit is no longer subject to forfeiture. We will generally be entitled to a deduction for the year in which, and in the amount that, the eligible individual recognizes ordinary income.

Foreign Employees and Foreign Law Considerations
      The Compensation Committee may grant awards to individuals who are foreign nationals and are located outside of the United States. With respect to such individuals, the Compensation Committee is authorized to modify provisions to applicable award agreements and establish sub-plans for the purpose of complying with legal or regulatory provisions of countries outside the United States.
Consequences if Stock Incentive Plan Proposal is Not Approved
      If the Coconut Palm stockholders do not approve the 2007 Stock Incentive Plan, Coconut Palm will not adopt the 2007 Stock Incentive Plan. However, if each of the merger proposal and the Amended and Restated Certificate of Incorporation proposal is approved, Coconut Palm will proceed with the merger.
      If the Coconut Palm stockholders do not approve the 2007 Stock Incentive Plan but the merger is approved, the current EBC stock option plans and the outstanding options issued pursuant to them will remain in existence following the merger. Under the terms of the merger agreement, Coconut Palm, as the surviving corporation, will be obligated to issue options to purchase an aggregate of 3,274,853 shares of Coconut Palm common stock in substitution of the existing EBC options. Such action will be taken without approval of the Coconut Palm stockholders. In such event, the exercise price of the EBC options will be adjusted and the stock underlying the EBC options will be converted into stock of Coconut Palm common stock using the same conversion ratio described above.
      In addition, pursuant to the terms of the merger agreement, Coconut Palm is obligated to issue options to purchase 2,000,000 and 250,000 shares of Coconut Palm common stock to Larry Morton and Gregory Fess, respectively, under employment agreements to be entered in connection with the merger. Subsequent to the execution of the merger agreement, Coconut Palm has announced that Thomas Arnost, George Blank and Mark Dvornik will join the combined company effective upon closing of the merger to serve as President and Chief Executive Officer of the EBC Broadcast Station Group and Chief Financial Officer of EBC, respectively. Although final employment arrangements with such individuals have not been reached, it is anticipated that in aggregate Messrs. Arnost and Blank will receive no more than approximately 1,750,000 options to purchase common stock of the combined company.
      If stockholders approve the 2007 Stock Incentive Plan, the options to Messrs. Morton, Fess, Arnost, Blank and Dvornik will be issued under the 2007 Stock Incentive Plan. If stockholders do not approve the 2007 Stock Incentive Plan, these options will be issued pursuant to separate option agreements outside of any plan. Such action will be taken without approval of the Coconut Palm stockholders.
      If stockholders do not approve the 2007 Stock Incentive Plan, following the merger with EBC, Nasdaq rules will prevent the Coconut Palm board of directors from granting options or other stock-based or stock-denominated awards to its employees or its directors without stockholder approval of such grants, except in limited circumstances. These limited circumstances include inducement grants to new employees, tax-qualified plans such as 401(k) plans, and grants issued in connection with mergers or acquisitions. Therefore, if the 2007 Stock Incentive Plan is not approved by the stockholders, then the combined company will seek to grant options to purchase 3,274,853 shares for the existing EBC plan and 4,000,000 shares for Messrs. Morton, Fess, Arnost, Blank and Dvornik in accordance with the NASDAQ rules. The combined company’s preference will be to issue stock options pursuant to a plan approved by its stockholders but the combined company would consider granting options to purchase the same number of shares had to 2007 Stock Incentive Plan been approved. All future grants of options outside the 2007 Stock Incentive Plan will be approved by the compensation committee.
Required Vote
      Approval of the stock incentive plan proposal will require the affirmative vote of a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and entitled to vote at the special meeting.
Abstentions and Broker Non-Votes
      Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum.
      Abstentions will have the same effect as a vote against the stock incentive plan proposal. Broker non-votes will have no effect on the stock incentive plan proposal.
Recommendation
      The board of directors believes that it is in the best interests of, and fair to, Coconut Palm and its stockholders that the stockholders approve Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE COCONUT PALM ACQUISITION CORP. 2007 STOCK INCENTIVE PLAN.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROPOSAL
Background
      We are seeking your approval to authorize the board of directors to amend and restate our Certificate of Incorporation to (i) increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) increase the number of authorized shares of preferred stock from 1,000,000 to 25,000,000, (iii) change Coconut Palm’s name from “Coconut Palm Acquisition Corp.” to “Equity Media Holdings Corporation”, and (iv) authorize the issuance of approximately 1,736,746 shares of Coconut Palm Series A preferred stock, pursuant to the Certificate of Designation. Sycamore and Univision will receive additional shares of Coconut Palm Series A preferred stock for accrued and unpaid dividends through the date of the completion of the merger. The increase in the number of authorized shares of common stock and the name change are being undertaken as a result of and in conjunction with the merger with EBC. As a result of the potential assumption of options and adoption of a new stock incentive plan, as described in the stock incentive plan proposal, we will require additional shares of common stock to be reserved in our Certificate of Incorporation. In addition, in the event that the merger is completed, we will change our name to “Equity Media Holdings Corporation” and issue 1,736,746 shares of Coconut Palm Series A preferred stock convertible into 1,736,746 Coconut Palm common stock pursuant to the Certificate of Designation. Accordingly, this proposal to approve the Amended and Restated Certificate of Incorporation is conditioned upon and subject to the approval of the merger proposal.
      Of the 50,000,000 shares of common stock currently authorized, as of April 7, 2006, 14,000,000 shares were issued and outstanding, 23,000,000 shares were reserved for issuance upon exercise of our currently outstanding publicly traded warrants and 1,500,000 shares were reserved for issuance for the shares underlying the underwriter’s purchase option to purchase 750,000 units. As a result, only 11,500,000 shares of common stock remain available for future issuance. It is anticipated that pursuant to the merger proposal that we will have to issue approximately 26,720,055 shares of common stock and reserve for future issuance up to 1,736,746 shares of common stock issuable upon the conversion of the Coconut Palm Series A preferred stock, and that pursuant to the stock incentive plan proposal we will have to reserve for future issuance up to 12,274,853 shares of our common stock. Accordingly, an increase in the number of authorized shares of common stock is necessary in order to insure a sufficient number of shares are available for issuance upon the transactions described in Proposals 1 and 2. Accordingly, this proposal to increase the authorized number of shares of common stock is conditioned upon the approval of the merger proposal, and the board of directors, even if approved, will not undertake to amend our Certificate of Incorporation if the merger proposal is not approved. Additionally, our current name will not adequately reflect our business operations in the event the merger with EBC is consummated. Accordingly, we believe that changing our name to “Equity Broadcasting Corporation” in connection with the merger will better reflect our operating business upon completion of the merger.
      Of the 1,000,000 shares of preferred stock currently authorized, none are issued and outstanding. In the merger, we will be issuing 1,736,746 shares of Series A Preferred stock. Accordingly, an increase in the number of authorized shares of preferred stock is necessary in order to insure a sufficient number of shares are available for issuance in the merger. The terms of the Series A preferred stock are described below in “Description of Coconut Palm Securities” beginning on page 219.
      IF OUR STOCKHOLDERS DO NOT APPROVE THIS PROPOSAL, WE WILL NOT BE ABLE TO EFFECTUATE THE TRANSACTIONS DISCUSSED IN THE MERGER PROPOSAL.
Proposal
      Under the proposal, the text of the Certificate of Incorporation of Coconut Palm is amended and restated in its entirety to read as provided in Annex C and the Certificate of Designation of the Coconut Palm Series A preferred stock is adopted as provided in Annex D. The Amended and Restated Certificate of Incorporation as provided in Annex C has deleted sections relating to allowing stockholders to demand cash for their shares if the company is unable to enter into a business combination and to approve the business combinations that the Coconut Palm does make which are no longer applicable to a public company with operations.
      Our board of directors has recommended that our stockholders approve the Amended and Restated Certificate of Incorporation and the Certificate of Designation for the Coconut Palm Series A preferred stock. The proposed Amended and Restated Certificate of Incorporation would provide a sufficient number of available shares to enable us to close the transactions discussed in the merger proposal and would provide the board of directors with the ability to issue additional shares of common stock without requiring stockholder approval of such issuances except as otherwise may be required by applicable law or the rules of any stock exchange or trading system on which the securities may be listed or traded, including the Nasdaq Global Market. Other than as previously disclosed, our board of directors does not intend to issue any common stock except on terms that the board of directors deems to be in the best interest of Coconut Palm and our stockholders.
Required Vote
      Approval of the Amended and Restated Certificate of Incorporation proposal requires the affirmative vote of holders of at least a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date.
Abstentions and Broker Non-Votes
      Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum. Abstentions will have the same effect as a vote against the Amended and Restated Certificate of Incorporation proposal. Broker non-votes will have the effect of a vote against the Amended and Rested Certificate of Incorporation proposal.
Recommendation
      The board of directors believes that it is in the best interests of Coconut Palm that the stockholders approve the proposal to authorize the board of directors to amend our Certificate of Incorporation as described above.
      THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF COCONUT PALM VOTE “FOR” THIS PROPOSAL TO (i) INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 50,000,000 SHARES TO 100,000,000 SHARES, (ii) INCREASE THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK FROM 1,000,000 TO 25,000,000, (iii) CHANGE COCONUT PALM’S NAME FROM “COCONUT PALM ACQUISITION CORP.” TO “EQUITY BROADCASTING CORPORATION”, AND (iv) AUTHORIZE THE ISSUANCE OF APPROXIMATELY 1,736,746 SHARES OF SERIES A CONVERTIBLE NON-VOTING PREFERRED STOCK, PAR VALUE $0.0001 PER SHARES PURSUANT TO A CERTIFICATE OF DESIGNATION FOR THE SERIES A PREFERRED STOCK.
THE STAGGERED BOARD PROPOSAL
      The Certificate of Incorporation is also being amended to continue to provide for a staggered board with three classes of directors, the text of which is included in Annex C. Currently, Coconut Palm’s Certificate of Incorporation provides for a staggered board of directors with three classes of directors until the completion of a business combination. In order to continue to have a staggered board following the merger with EBC, Coconut Palm is seeking approval for Article Ninth in the Amended and Restated Certificate of Incorporation. Each of the three classes will have an equal number of directors with the third class, Class C, having any additional members. After the initial slate of directors is elected, Class A directors would stand for election after the first year, Class B directors would stand for election after the second year and Class C directors would stand for election after the third year, with all directors thereafter serving three year terms. This proposal to continue to provide for a staggered board is conditioned upon the approval of the merger proposal, and the board of directors, even if approved, will not undertake to amend our Certificate of Incorporation if the merger proposal is not approved.
      Any effort to obtain control of Coconut Palm’s board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Vacancies in Coconut Palm’s board of directors, including a vacancy created by increasing the size of the board, may only be filled by a majority of Coconut Palm’s remaining directors. Any director elected to fill a vacancy, including a vacancy created by increasing the size of the board, will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Coconut Palm’s Amended and Restated Certificate of Incorporation and bylaws will provide that the number of directors will be fixed and increased or decreased from time to time by resolution of the board of directors. These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of Coconut Palm’s board of directors that would effect a change of control.
Required Vote
      Approval of the staggered board proposal requires the affirmative vote of holders of at least a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date.
Abstentions and Broker Non-Votes
      Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum. Abstentions will have the same effect as a vote against the staggered board proposal. Broker non-votes will have the effect of a vote against the staggered board proposal.
Recommendation
      The board of directors believes that it is in the best interests of Coconut Palm that the stockholders approve the proposal to authorize the board of directors to amend our Certificate of Incorporation to provide for a staggered board.
THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF COCONUT PALM VOTE “FOR” THIS PROPOSAL TO PROVIDE FOR A STAGGERED BOARD WITH THREE CLASSES OF DIRECTORS.
THE MANAGEMENT SERVICES PROPOSAL
Management Services Agreement; Conflict of Interest
      At closing, Coconut Palm will enter into a management services agreement with Royal Palm in the form of “Annex G” attached to this prospectus/proxy statement. The agreement will provide that Royal Palm will provide general management and advisory services to Coconut Palm, including (a) establishing certain office, accounting and administrative procedures; (b) assisting Coconut Palm in trying to obtain financing relating to business operations and acquisitions; (c) helping Coconut Palm in developing and implementing advertising and promotional and marketing programs; (d) advising Coconut Palm with respect to securities matters as well as future acquisitions and dispositions; (e) assisting Coconut Palm in developing tax planning strategies; (f) formulating risk management policies; (g) coordinating public relations and investor relations efforts; (h) maintaining a regional corporate office in Boca Raton, Florida and (i) providing such other services as may be reasonably requested by Coconut Palm and may be agreed to by the Royal Palm for an initial term of three years, subject to renewal thereafter on an annual basis by approval of a majority of the independent directors serving on Coconut Palm’s board of directors. Royal Palm shall receive an annual management fee of $1,500,000, which shall be payable in equal monthly installments within fifteen (15) calendar days preceding each monthly period during the term of the agreement in addition to the reimbursement of budgeted out-of-pocket costs and expenses incurred in the performance of Royal Palm’s management services. The management services agreement may be terminated upon the material failure of either party to comply with its stated duties and obligations, subject to a 30-day cure period.
Conflict of Interest — Voting of Insider Shares
      The management services agreement is considered an interested transaction, approved by the beneficiaries of the contract because Messrs. Rochon, Ferrari, Farenhem and Ferrari, who will serve as Vice Chairman, Chief Strategic Officer and Director, respectively, of Coconut Palm following the merger, are also affiliates of Royal Palm Capital Management, LLLP, the entity to provide services to Coconut Palm. Thus, the annual management service fee to be paid by Coconut Palm to Royal Palm Capital Management will be deemed to benefit Messrs. Rochon, Ferrari, Farenhem and Ferrari through their ownership interest in Royal Palm Capital Management. Coconut Palm does not have an independent Board of Directors but anticipates having an independent board in compliance with the applicable exchange or quotation system on which its securities are listed following the completion of the merger. The Coconut Palm Board of Directors has approved the management services agreement and believes such agreement is fair to the company and its stockholders but due to the interest of such directors in the agreement deem it advisable to submit the agreement to the stockholders for their approval. RPCP Investments, LLLP, an affiliate of Messrs. Rochon, Farenhem and Ferrari, will vote its shares in favor of the management services proposal.
Required Vote
      Approval of the management services proposal requires the affirmative vote of holders of at least a majority of the shares of Coconut Palm’s common stock issued and outstanding as of the record date that are present in person or by proxy and entitled to vote at the special meeting.
Abstentions and Broker Non-Votes
      Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum. Abstentions will have the same effect as a vote against the staggered board proposal. Broker non-votes will have the effect of a vote against the staggered board proposal.
Recommendation
      The board of directors believes that it is in the best interests of Coconut Palm that the stockholders approve the proposal to authorize the board of directors to approve the management services proposal.
THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF COCONUT PALM VOTE “FOR” THIS PROPOSAL TO PROVIDE SERVICES PROVIDED PURSUANT TO THE MANAGEMENT SERVICES AGREEMENT.

THE SETTLEMENT PROPOSAL FOR EBC SHAREHOLDERS
      The following proposal is to be considered and voted on only by the EBC shareholders.
      On April 7, 2006, EBC, Arkansas Media, and Larry Morton, Gregory Fess, and Max Hooper executed the settlement agreement. The settlement agreement generally provides for the resolution of the following matters between the parties:

•	EBC’s payment to Actron, Inc. (a controlling interest in which is owned by Larry Morton and Greg Fess) of an amount equal to $411,009.47, plus accrued interest at seven percent since January 1, 2003, in settlement of EBC’s obligations under a Promissory Note to Actron, Inc. dated January 1, 2003. This obligation relates to EBC’s purchase of Central Arkansas Payroll Company in 2003;

•	The agreement of Max Hooper and Greg Fess to resign as directors of Kaleidoscope Foundation, a nonprofit corporation, and a related agreement that Larry Morton may remain as a director of Kaleidoscope Foundation provided his duties do not conflict with those owed to EBC (or its survivor);

•	The purchase by EBC from Arkansas Media of one low-power broadcast station in Oklahoma City, Oklahoma and two low-power broadcast stations in Little Rock, Arkansas, for a combined purchase price of $1,300,000.00;

•	EBC’s purchase of an office building in Fort Smith, Arkansas from Arkansas Media, which office building houses TV stations KPBI, KFDF, KXUN, and KWFT. The purchase price will be an amount equal to the actual prior cash payments by Arkansas Media with respect to the building (not to exceed $100,000.00), and EBC’s assumption of debt secured by the building and owing to Citizen’s Bank and Trust, Fort Smith, Arkansas, in the amount of approximately $216,155.12; and

•	The cancellation of a management agreement, dated June 1, 1998, between Arkansas Media and EBC in exchange for the following: (i) payment to Arkansas Media of (a) $3,200,000 cash, and (b) 640,000 newly issued shares of EBC’s Class A common stock (valued at $4,800,000); and (ii) payment of all accrued management fees and commissions through the closing date of the merger. EBC is also required to reimburse Arkansas Media, Morton, Fess and Hooper for all expenses incurred in negotiating and consummating the settlement agreement.
      The values for these stations were agreed to in 2003 as part of the negotiations of a previous proposed transaction, and agreed to by a subsequent potential buyer. These stations were profitable for the previous three years for Arkansas Media. The assets of each of the three station listed will be purchased in full by EBC prior to the closing of the merger under the terms of the Arkansas Media Settlement Agreement. EBC will not assume any station liabilities other than the tower leases for these stations. In the prior negotiations, the third party sought the right to eliminate all related party transactions. At that time, the pricing for the LPTV stations and the CAPCO note were agreed upon between Arkansas Media and the potential purchaser. Larry Morton, Greg Fess and Max Hooper negotiated these prices and values for Arkansas Media. In January of 2006 another special purpose acquisition corporation (“SPAC”) negotiated a Letter of Intent to merge with EBC. This SPAC reviewed the previous documents and requested that the Arkansas Media Management Agreement be terminated prior to the merger occurring. In addition, they required that Arkansas Media use the related party asset values from the 2003 negotiations. Coconut Palm agreed to the use of these same values. All three stations have been operated by EBC under Local Marketing Agreements for a fee of $3,000 per month per station. These agreements require EBC to pay all fees and costs associated with the operation of the stations. As a result, each station generates approximately $36,000 of income annually for Arkansas Media. These stations are operated by EBC as part of station groups in Little Rock, Arkansas and Oklahoma and not operated as stand-alone stations. KWBF-LP and KWDW-LP are not “stand-alone” stations, but are operated under a license granted by the FCC to EBC and used by EBC to simultaneously rebroadcast the full power signal to achieve greater and more thorough over-the-air coverage to viewers in the respective television market. Accordingly, this license does not have any revenue associated with it specifically. It does have specific costs to operate, such as tower rentals, utility expenses and FCC license fees, all of which are paid by EBC per the terms of the LMA with Arkansas Media. The relevant terms of the purchase of each station are as follows, except for KLRA:

•	KWBF-LP: The purchase price is $300,000 payable in cash at closing. This station provides part of the central Arkansas coverage for KWBF-TV, the MyNetworkTV affiliate in Little Rock. The full station group was appraised by Holt at $20,000,000. No separate appraisal was performed on this station. Arkansas Media acquired this station in April 2000 for $16,501.

•	KLRA-LP: The purchase price is $500,000 payable in cash at closing. This is the Univision affiliate for Little Rock. It was appraised by BIA in June of 2005 for $766,000. Arkansas Media acquired this station in July 1997 for $143,170.95.

•	KWDW-LP: The purchase price is $500,000 payable in cash at closing. This station provides a significant part of the coverage in Oklahoma City for the Univision affiliate there. The Univision affiliate was appraised by Holt at $19,500,000. No separate appraisal was done on this station. Arkansas Media acquired this station in February 2002 for $125,000.

      EBC believes that the prior purchase prices of these stations is not relevant in that all three stations were re-engineered to improve their coverage and KWBF-LP was moved from a small adjacent market into the Little Rock metro area in addition to being rebuilt upgrading the power from 4 watts to 104,600 watts.
      The Settlement Agreement was entered into between Arkansas Media and EBC prior to the merger negotiation, and this is a pre-merger transaction that does not affect the merger valuation. The settlement agreement and the merger are interrelated only in terms of timing, so that the settlement agreement will be closed immediately prior to closing under the merger agreement. Otherwise, the two agreements are not related. The settlement agreement deals with how the merger purchase price is allocated among the current EBC shareholders, not with the purchase price itself.

Relationship Between Arkansas Media and EBC
      Arkansas Media is owned by parties affiliated with and/or related to Messrs. Morton, Fess and/or Hooper, each of whom are currently officers and directors of EBC.

Actron, Inc. Payment — Prior Purchase of Central Arkansas Payroll Company
      EBC’s obligations to Actron, Inc. arise from EBC’s prior purchase of Central Arkansas Payroll Company. Larry Morton and Greg Fess collectively own a controlling interest in Actron, Inc. Central Arkansas Payroll Company, as a subsidiary of EBC, processes payroll and related matters for EBC and certain other entities. The company was acquired from Actron, Inc. on or about January 1, 2003, for an aggregate purchase price of $411,009.47, represented by a note payable from EBC to Actron, Inc. No payments of principal or accrued interest on the note have been made.

Purchase of Low-Power Television Stations
      The settlement agreement provides for EBC’s acquisition from Arkansas Media of the following low-power television stations: (i) KWBF-LP, licensed to Sheridan, Arkansas, for a purchase price of $500,000; (ii) KLRA-LP licensed to Little Rock, Arkansas, for a purchase price of $300,000; and (iii) KWDW-LP, licensed to Oklahoma City, Oklahoma, for a purchase price of $500,000. Arkansas Media became the licensee on each of these stations on the following dates: May 12, 2000 — KWBF-LP; September 6, 2002 — KLRA-LP; and April 5, 2002  — KWDW-LP. The stations were originally acquired by Arkansas Media following the decision by EBC to apply available funds to the construction of new full-power stations. EBC operates these stations under local marketing agreements with Arkansas Media that provide for a monthly fee of $3,000 per station.
      The purchase price of each of these stations was established in 2003 by the executive officers of EBC, and is believed to be less than the current fair market value of these assets.

Acquisition of Fort Smith, Arkansas Office Building
      Arkansas Media presently owns a 4,388 square foot office building located at 510 North Greenwood, Fort Smith, Arkansas, which houses TV stations KPBI, KFDF, KXUN and KWFT. Arkansas Media leases the building to Fort Smith 46, Inc., a wholly-owned subsidiary of EBC, on a triple net basis (i.e., the lessee pays all expenses, including but not limited to, taxes, insurance and utilities) for $3,000 per month. Under the terms of the settlement agreement, EBC will acquire the office building in exchange for actual cash payments that Arkansas Media has made with respect to the building (not to exceed $100,000), and EBC’s assumption of debt outstanding and secured by the building in the amount of approximately $216,155.12, as adjusted through the closing date. The executive officers of EBC have determined that the foregoing transaction is fair to EBC, and believe that the current fair market value of the building is in excess of the aggregate consideration to be provided by EBC.

Termination of Arkansas Media Management Agreement
      On June 1, 1998, EBC entered into a management agreement with Arkansas Media. The agreement generally provides that Arkansas Media would have exclusive control of overall operating decisions concerning the management and activities of EBC. The initial term of the Agreement is twenty (20) years, with two additional twenty year renewal terms. In exchange for management services provided, Arkansas Media is paid $1,000 per month for each radio and television station that EBC owns or operates, whether low power or full power, plus five percent of all of EBC’s ad revenue, lease revenue, time brokerage revenue or any other operating revenues. In addition, Arkansas Media is reimbursed for all expenses incurred in connection with performance of its management services.
      Except in the case of a mutual agreement to terminate, the management agreement is terminable only following an uncured default pursuant to its terms. At this time, neither Arkansas Media nor EBC is alleged to be in default under the terms of the agreement. In the event the agreement is terminated for cause, based on an uncured default by Arkansas Media, Arkansas Media is entitled to receive a severance payment equal to the prior twenty-four months’ management fees.
      EBC pays substantial annual fees to Arkansas Media under the agreement. Total annual payments in 2003, 2004 and 2005 were $1,449,000, $1,408,000, and $1,533,000, respectively.
      The settlement agreement provides for the termination and cancellation of all rights and interests of any party under the management agreement between Arkansas Media and EBC. In consideration, Arkansas Media will receive $3,200,000 in cash and 640,000 shares of EBC’s Class A common stock valued at $4,800,000, for total consideration of $8,000,000 (the “Termination Payment”). The Termination Payment was determined to be fair to EBC by its disinterested directors.

Kaleidoscope Foundation, Inc.
      Kaleidoscope Foundation, Inc. (“KFI”), is a nonprofit Arkansas corporation, of which Larry Morton is President and Director, and each of Greg Fess and Max Hooper are directors. KFI initially intended to apply for and operate noncommercial television stations as an ancillary manner of serving the public interest. It currently has two television station applications that have been tendered for filing since 1997, one for Channel 14, Billings, Montana and one for Channel 25, Pocatello, Idaho. Because these applications are mutually exclusive with other applications, the FCC has not yet determined which applicant will ultimately receive the construction permit. Under the settlement agreement, Mr. Fess and Mr. Hooper have each agreed to resign their positions as directors of KFI. Mr. Morton will remain as a director.

Conditions to Closing Under Settlement Agreement
      The closing of each of the transactions described in the settlement agreement is specifically conditioned on (i) EBC having obtained shareholder approval of the transaction as required under its Articles of Incorporation, Bylaws, and applicable provisions of Arkansas law, and (ii) all conditions to closing under the merger agreement shall have been satisfied or waived, in which case the transactions under the settlement agreement would close immediately prior to the closing under the merger agreement.

Required Shareholder Approval
      In order to be approved by EBC’s Class A common shareholders, the settlement agreement must be approved by the affirmative vote of the holders of a majority of the outstanding Class A common shares. In addition to the approval by a majority of all outstanding Class A common shares, the settlement agreement must also receive the approval of a majority of a quorum of the shares of Class A common shares held by disinterested parties. As described more particularly herein, certain Class A shareholders have a conflict of interest with respect to the settlement agreement. The votes of those shares held by Class A shareholders having a conflict of interest will be counted for the purpose of determining whether a majority of the total Class A shares have approved of the settlement agreement but will be disregarded for the purpose of determining whether a majority of the disinterested Class A shares have approved of the settlement agreement. Both the merger agreement and the settlement agreement must be approved for the respective proposals to pass.

INFORMATION ABOUT
EQUITY BROADCASTING CORPORATION
Overview
      EBC is one of the largest owners and operators of television stations in the United States, and we believe EBC is one of the largest, centralized distribution platforms for Spanish-language television stations — based on the table on page 133 setting forth the top 10 owners of TV stations. In an era of declining revenues and margins for television broadcasters, EBC is a fast-growing broadcaster with a 21% compounded annual revenue growth rate from 2001 to 2005, a low cost structure given EBC’s C.A.S.H. System, and multiple sources of revenue and value through its Broadcast Station Group, Broadcast Services Division and Spectrum Holdings Division. EBC station broadcast currently cover 25.51% of the U.S. population in 42 markets, according to Nielsen Research. Since its formation in 1998, EBC has grown quickly to 119 full and low power television stations as of January 19, 2007, and has had a 21% compounded annual revenue growth rate from fiscal year ended December 31, 2001 to fiscal year ended December 31, 2005, not adjusted for station sales. EBC intends to develop a strong presence with other emerging Hispanic networks, and also plans to sell off its small-market, non-core stations to raise additional funds to support its growth effort. EBC’s Hispanic operations historically have in effect operated as a development vehicle for the Univision network with the majority of its stations being less than five years old, therefore its operating expenses have exceeded its revenues. EBC has been able to maintain a low cost structure by internally building many of its stations and leveraging the C.A.S.H. system, its patent-pending technology which provides third party management services to television stations. EBC’s multiple sources of revenue and value include its Broadcast Station Group comprised of its English and Spanish language television stations, its Broadcast Services Division which is comprised of the C.A.S.H. system and the Retro Television Network (RTN), and its Spectrum Holdings Division in which EBC is one of the largest holders of digital broadcast spectrum in the United States (see BIA report page 133).
      In 1998, at the time Equity Broadcasting Corporation was created, EBC owned 100% of five radio stations and twenty-four low power television stations. EBC also owned 50% of one low power television station. Since 1998, EBC has sold the five radio stations and fifteen of the low power television stations along with numerous other properties it has bought and/or sold. Currently, EBC owns 23 full power television stations, 37 Class A stations and 59 low power television stations, an increase of 81 low power and Class A stations and 23 full power stations over eight years. There is currently still one property that is owned 50% by EBC. It is Little Rock TV-14, LLC, which is the licensee of KHUG-LP. There is currently a local marketing agreement in place for KWBF-FM, North Little Rock, Arkansas. EBC was formed on June 1, 1998 through the merger of three entities. These entities and their dates of formation were Kaleidoscope Affiliates, LLC (June 7, 1995), Kaleidoscope Radio, LLC (April 7, 1997) and Equity Broadcasting Corporation (August 14, 1997). Equity Venture Fund, LLC, formed August 13, 1999, was merged into EBC on October 17, 2001.
      EBC was legally formed as it exists now on June 1, 1998 through a stock and unit exchange of various entities and assets for EBC’s Class A and Class B common stock, with the Class A shares representing 49% of the voting interest of EBC and the Class B shares representing 51% of the voting interest. In June 2001, EBC issued approximately $30 million of Series A Convertible Preferred Stock to various preferred shareholders, including a $25.0 million equity investment by Univision in EBC. Seeking to increase its footprint across the United States and pursue its aggressive growth strategy, Univision has historically in effect utilized EBC as a development vehicle for the Univision network to enter into various new, strategic markets across the United States and has entered into affiliation agreements to provide programming in those markets. After the merger with Coconut Palm, Univision will continue to own approximately 8% of the post-merger EBC on a fully-converted basis, with ownership consisting of common stock and preferred stock. In connection with the merger, Univision has agreed to extend its affiliation agreements for a term totaling 15 years beginning at the closing of the merger in all markets in which EBC currently operates with Univision and TeleFutura. EBC will have affiliation agreements for 44 of its stations and, upon completion of the merger, 20 of these stations will have 15-year affiliation agreements with the top-ranked Univision primary network or the TeleFutura network. Of these 20 Hispanic stations, 13 will be in the nation’s top 65 Hispanic markets. The largest

Hispanic market in which EBC will have an affiliation agreement is Ft. Myers/Naples, Florida, currently ranked number 36 in the nation’s top 65 Hispanic markets. EBC currently does not have any affiliation agreements in the nation’s top 10 Hispanic markets.
      EBC focuses on high-growth underserved Hispanic markets as the U.S. Hispanic population is growing three times faster than that of non-Hispanic population, according to the U.S. Census Bureau estimates. The Top 10 Hispanic markets have grown at 21%, while EBC’s Hispanic markets have grown at more than double that rate, 43%, according to Nielsen 2001-2006 Universe Estimates. EBC continues to opportunistically acquire FCC licenses, construction permits, and stations in key markets, and identifies these underserved markets by assessing the Top 100 Hispanic markets in the United States and identifying opportunities, either through FCC licenses or station sales, to enter into these markets. EBC focuses on driving sales in both our rapidly growing Spanish-language markets as well as our English language stations in early stages of development. The high growth component is evidenced in particular by the natural maturation of the start-up station operations: the majority of EBC’s stations are less than five years old, and 52% of stations have been launched on the last 3 years.
      Through the use and applications of the FCC historic television licensing process and its industry alliances, EBC has been able to develop its FCC asset portfolio to a total of 119 full and low power permits, licenses and applications that it owns or has contracts to acquire. During this time, EBC has operated or had signed agreements to acquire one of the largest portfolios of both television stations and digital spectrum in the United States, according to BIA Financial Network, Inc. Presently, EBC has 23 full power stations and construction permits, 37 Class A stations and 59 low power stations, which serve primarily as translator stations. Translator stations are low power stations that rebroadcast the primary station’s signal to expand the coverage and fill in holes. While EBC originally targeted small to medium-sized markets for development, EBC has been able to leverage its original properties into stations in larger metropolitan markets such as Denver, Colorado; Salt Lake City, Utah; Kansas City, Missouri; Detroit, Michigan; Minneapolis, Minnesota; and Oklahoma City, Oklahoma. For Hispanic and English broadcasting, EBC’s potential targets include: (1) large markets (designated market area (DMA) ranking #1-50) — independents; (2) middle markets (DMA ranking #51-100) — networks; (3) small markets (DMA ranking #100+) — major networks, and (4) small station groups (source: Nielsen Media Research).
      EBC believes it is uniquely positioned within the high growth areas of specialty or niche programming (particularly Hispanic programming), with access to broadcast spectrum in several large markets. EBC developed and applied for a U.S. patent for the C.A.S.H. system, as described below. The design of the system allows for the addition of modules giving the system the ability to grow as system demand requires. In addition, the conversion to Mpeg-4 compression from the current Mpeg-2 compression will allow EBC to put almost twice as many signals in our current satellite bandwidth at approximately the same monthly cost. To our knowledge no other TV broadcaster is positioned to grow in this manner. EBC also believes that it is well positioned with respect to data convergence, and that its significant spectrum assets provide an opportunity as a digital content delivery vehicle within its footprint.
      EBC is the second largest affiliate of Univision, the leading Spanish-language television broadcaster in the U.S. that reaches approximately 99% of all U.S. “Hispanic Households” (defined as those with a head of household who is of Hispanic descent or origin, regardless of the language spoken in the household). Univision is a key source of programming for EBC’s television broadcasting business and continues to be a key strategic partner. Univision’s primary network, which is the most watched television network (English or Spanish-language) among Hispanic Households, provides the Univision affiliates with 24 hours per day of Spanish-language programming with a prime time schedule of substantially all first run programming (i.e., no re-runs) throughout the year.
      Of the stations in EBC’s portfolio, 44 have strategic affiliation agreements in place to provide programming and generate revenue. A significant number of these affiliates are in early stages of development with high growth potential. The nature of the television business is such that most costs excluding selling commissions are fixed. After start up stations reach the breakeven point, a majority of the new revenue goes to the bottom line and the incremental profit margins are very high. This creates a very high growth potential on each new dollar of revenue. In addition, TV stations cannot mature and reach their full profit potential until they acquire good content and develop an audience and obtain advertisers. Historically a large number of the EBC stations were selling paid programming and not acquiring quality content. As a result of the merger, the additional capital from the merger will allow EBC to be able to acquire high quality content.
      In the last eight years, EBC management has been focused on acquisitions, developing stations and getting FCC approvals for licenses to operate in markets across the United States. During this period, EBC, in order to avoid excess dilution or high debt exposure, often would sell assets it had developed rather than borrow money for growth. Thus, EBC financed itself largely by acquiring television construction permits and acquiring stations at attractive valuations. Normally the company would sell an asset, if we could take a portion of the monies generated (usually less than 1/2) and find one or two not yet developed assets that we could acquire to replace the asset being disposed of. After acquiring the stations, EBC would construct and/or upgrade the facilities. EBC would, on a selective market basis, acquire attractive programming, build up a local sales presence and sell the station at an increased valuation to fund operations, internal growth, acquisitions and to service debt. EBC has completed four material station sale transactions in the last three years of which three resulted in gains. As a result of the limited availability of funding, EBC has continued this selective station development and sale process and to date has not focused on implementing comprehensive programming, sales, marketing and advertising programs at each station to fully maximize the revenue or profitability potential for its properties. With the merger, EBC does not expect this selective station development and sale process to be a significant part of its business model. However, EBC does expect to evaluate and re-align its portfolio, selling under performing assets and using the proceeds for additional expansion and to expand the potential of existing stations.
Industry Overview and Trends

Television Broadcast Industry
      Although television technology was developed in the late 1800s, the first television broadcast in the United States came approximately 50 years later when Very High Frequency (VHF) channels (channels 2-13) were introduced in the early 1940s. Ultrahigh Frequency (UHF) channels (channels 14-83) were unveiled 11 years later following a four year freeze on station licensing, which allowed engineers to work out the intricacies of adding these additional channels. It was almost a decade after the introduction of UHF channels when the first commercially-based Spanish television station began broadcasting in the United States.
      The majority of over-the-air television stations in the U.S. are affiliated with major networks, such as NBC, CBS, ABC, Fox and Univision. Each of these networks contributes programming to affiliate stations in exchange for the use of advertising sales time within those programs. The networks typically retain the revenues generated from these advertising placements, which helps to offset the cost of providing the programming. Historically, affiliated broadcasters generate revenues through the remaining advertising time not taken by the major networks, through the advertising of non-network programming (either in-house or independent) and through network compensation agreements. However, the industry trends have begun to shift away from the concept of network compensation. For example, FOX is asking stations to essentially share in the cost of producing high-profile programming, including major sporting events such as NFL games. It is expected that ABC, CBS and NBC will implement such initiatives in the future. This trend increases the pressure on local stations to recoup related expenses.
      In contrast to the major networks, smaller networks such as MyNetworkTV (being launched by FOX) and the CW (formed through the merger of WB and UPN) typically possess a smaller catalog of programming, and affiliated stations utilize more syndicated and, or local programming as they typically only supply two hours of programming during prime time hours. The syndicated and, or local programming normally allows the station to retain the rights to a significantly higher portion of advertising spots. This is attractive to broadcasters because it allows for more advertising spots, as well as decreases the network fees that are often associated with the larger networks, especially given the recent trend of networks having stations share in the cost of producing programs.

The Spanish Language Market Opportunity in the United States
      Management believes that EBC has and will continue to benefit from the growth of the Hispanic market in the United States. Spanish-language media is expected to continue expanding due to growth in the Hispanic population and the increasing spending power of the Hispanic demographic. The discussion below references statistics primarily from the following sources: (1) U.S. Census Bureau; (2) the Global Insights Hispanic Market Report; (3) the Advertising Age Hispanic Fact Pack; (4) Nielsen Media Research; (5) U.S. Bureau of Labor Statistics, and (6) Hispanic Business Inc., the U.S. Hispanic Media Market.

Hispanic Population Growth
      According to the U.S. Census Bureau and Nielsen Media Research, the Hispanic population in the U.S. has increased from 22 million in 1990 to 35 million in 2000 and 41 million in 2004. This number in 2004 represented 14% of the total U.S. population. The growth rate of the Hispanic population is over three times the growth rate of the total U.S. population and five times the growth rate of the non-Hispanic population. According to the Advertising Age Hispanic Fact Pack, the total Hispanic community is expected to grow to 60 million by 2020 and represent 18% of the total U.S. population. Certain Hispanic markets have grown at rates ranging from 20% up to more than double that rate, at over 40%. (Source: Nielsen 2001, 2006 Universe Estimates).

Hispanic Buying Power
      According to Global Insight, Hispanic Market Report, the buying power of Hispanics in the U.S. has increased by 52% since 2000 to $763 billion in 2005. A fast-growing Hispanic population, in conjunction with increasing disposable income per household, is spurring this tremendous growth. Buying power of Hispanics in the U.S. will more than double by the year 2015, from $763 billion in 2005 to $1.1 trillion by 2010 and $1.6 trillion by 2015. The growth in buying power through 2010 is projected to be over twice the rate of the already high Hispanic population growth. (Source: Global Insight, The Hispanic Consumer Market in 2002 and Forecasts to 2000 — revised April 2003).
      Because of this, U.S. Hispanic households are rapidly reaching parity with the average U.S. non-Hispanic household, Hispanic household demographics offer significant advantages and opportunities to many of the nation’s top advertisers. According to Nielsen Media Research, the average Hispanic household is younger and contains more members, with an average age of 25 and 3.5 persons, compared to an average age of 35 and 2.4 persons for a non-Hispanic household, which means that the average Hispanic household is 46% larger than a non-Hispanic household. These significant differences are reflected by the greater growth in spending on selected consumer categories by Hispanics as compared to non-Hispanic households. (Source: Global Insight, The Hispanic Market Monitor 2005). Despite slightly total lower disposable income, an average U.S. Hispanic household spends a greater percentage of income on consumer items such as food, and apparel and service. (Source: Report 992, U.S. Bureau of Labor Statistics).

Spanish-language Advertising
      U.S. Hispanic advertising spending was approximately $3.2 billion in 2005. Hispanic ad dollars were up 12.1% in 2005, compared with a 6.6% growth in overall U.S. advertising spending. (Source: Hispanic Business Inc., the U.S. Hispanic media market). Over 86% of total Hispanic media spending was in the form of TV and radio advertising. Total Hispanic advertising spending is projected to grow at 10.3% compound annual growth from 2004 through 2009 versus a 6.2% growth for all U.S. media. (Source: Hispanic Fact Pack).
      According to Nielsen Media Research, while Hispanics represent 14% of the total U.S. population, Spanish-language advertising spending only accounted for 3.4% of total U.S. advertising spending in 2005. Increasing the focus on the Hispanic market will narrow this advertising spending gap. Based on the company’s experience, although approximately half of all Hispanics predominantly speak Spanish, Hispanics who predominately speak English and non-Hispanics who speak Spanish also watch Spanish language programming. In addition, there are currently several networks that target the predominantly English-speaking Hispanics, such as SiTV and MTV3, which not only reach bilingual Hispanics but also attract non-

Hispanics, thus further increasing the potential advertising base. Therefore, the Spanish-language media market can still gain a significant market share, on a fair basis, of a currently $264 billion U.S. media spending market.

Spanish-language Viewers
      The Spanish speaking population continues to grow, from approximately 30 million in 2005 to a projected 42 million in 2020. This supports the continued growth of Spanish language viewing. According to Global Insight, in 1993, Spanish-language television accounted for 37% of the Hispanic population’s viewing time. This percentage grew to 47% in 2001 and currently stands at an all time high of 55%. The number of Hispanics using Spanish media is expected to grow from 30 million in 2005 to 49 million in 2025, driving the continued growth of Hispanic television and radio.

Spanish-language Industry Growth Attracts Continued Investment
      On June 26, 2006, Univision announced it had entered into a merger agreement with Umbrella Holdings, LLC, consisting of Haim Saban, Texas Pacific Group Inc., Thomas H. Lee Partners, Madison Dearbon Partners LLC, and Providence Equity Partners Inc., whereby Umbrella will acquire Univision at a price of $36.25 per share in cash payable and assume or repay all outstanding debt of Univision, representing a transaction value of approximately $13.7 billion.
      On September 22, 2003, Univision acquired all assets of the Hispanic Broadcasting Corporation, the world’s largest Spanish radio operator for $3.5 billion and the assumption of liabilities representing a transaction value of $3.6 billion.
      On April 12, 2002, General Electric, through its National Broadcasting Company (NBC) acquired Telemundo Communications Group Inc. for $1.98 billion. Including the assumption of liabilities, the total valuation of this transaction was approximately $2.7 billion.
      Management believes that increasing industry consolidation will lead to fewer distribution alternatives for content providers and thereby strengthen EBC’s position relative to its advertiser base. As EBC seeks to vertically integrate with its own content offerings, EBC will be able to leverage its broad distribution base, which may make it an attractive acquisition target for strategic and/or financial buyers seeking access to EBC’s Spanish-language distribution platform.

EBC Industry Position
      EBC owns and/or operates 20 Univision-affiliated television stations, 13 of which are in the nation’s top 65 Hispanic markets. According to Nielsen Market Research, Univision is the leading Spanish-language network in the United States, reaching 99% of all U.S. Hispanic households. Univision’s primary network and its TeleFutura Network represent approximately 35% of the total viewing share among Hispanics. EBC combines this national broadcasting with self-produced local news to create a recognizable and memorable local brand in each market with a Univision-affiliated station.

EBC Business Strategy — Historical
      EBC has historically operated through five primary revenue channels (described below): (i) paid programming and infomercials on its English language stations; (ii) spot sales on its Spanish-language stations (Univision and TeleFutura); (iii) spot sales on traditional network affiliate stations (FOX, ABC, UPN and WB); (iv) acquiring and divesting television properties (and using the proceeds, in part, for new station build-outs and/or acquisitions); and (v) EBC’s Media Services division. Products of the Media Services division, which EBC makes available to other broadcasters, include the C.A.S.H. Services (Central Automated Satellite Hub) system and ENS (Equity News Service). The C.A.S.H. Services system is a proprietary, state-of-the-art, server-based centralized programming system that uses digital satellite technology to allow EBC to feed all programming to station transmitters and cable systems from EBC’s master control facility in Little Rock, Arkansas. ENS is a news production facility that provides centralized news operations. Due to scarce resources and the limited window of opportunity to develop Univision markets, EBC had focused its efforts on acquiring high-growth, underserved Hispanic markets rather than fully developing each market before moving to the next market. A majority of EBC’s network stations have been acquired or built within the last five years and will, therefore, require a few years for these stations to generate operating cash. Management believes EBC is primed to introduce an aggressive sales and marketing program to expand spot sales on Spanish-language television stations and grow the Media Services division.
      Historically, the company has liquidated properties in smaller, highly competitive marketplaces where strong growth prospects were limited or markets where the company could replace the asset sold at a lower cost basis and expand its national coverage, such as the Portland sale where the company was able to acquire stations in Waco, TX; Nashville, TN; Jacksonville, FL; Grand Rapids, MI and Lexington, KY, three of which have Univision affiliates and also generate operating capital. Post merger, we anticipate that property dispositions will be based upon business decisions to concentrate on markets where good Hispanic programming is available or possible duopoly markets. It is management’s belief that with existing cash on hand, funds available under its credit facility and asset sales, it has adequate funds to operate.
      In general, to select Hispanic new markets, EBC currently looks at the Nielsen Hispanic data and evaluates markets based on the size of the market, the Hispanic population and the rate of growth of the Hispanic population in that market. EBC further looks at the available Hispanic programming in a market to determine if it presents a good opportunity. EBC’s Hispanic markets are new markets, but we have Univision programming. In our English language markets, the additional capital from the merger will allow us to acquire high quality programs. With high-quality content, the C.A.S.H. System and the new management addition, including Mr. Tom Arnost, EBC is in a position to implement aggressive sales and marketing programs.
      In addition, EBC intends to evaluate its station portfolio return-on-investment and gross margin parameters. Management is evaluating the possibility to divest certain non-core English-language stations and re-deploy capital into developing existing properties, acquiring additional Spanish-language stations, and/or acquiring content companies.

(i) English-language Television
      As of September, 2006, EBC’s English-language station group had the following network affiliations: ABC (1 station), FOX (5 stations), WB (3 stations), UPN (5 stations) and Retro Television Network (“RTN”) (5 stations). This fall, the UPN and WB networks merged to form the CW network, and FOX launched the MyNetworkTV network. EBC has entered into five primary affiliations and four secondary affiliations with MyNetworkTV, and currently has seven stations that carry MyNetwork TV programming. MyNetworkTV uses all original programming on the proven telenovela model used by Univision. In addition, the MyNetworkTV affiliation allows up to nine minutes per hour for local commercials.
      In the English-language television market, EBC has concentrated on developing new stations primarily around Fox’s MyNetworkTV and RTN. RTN, a new network that EBC launched, is based on traditionally high-quality programs that have been digitally remastered. RTN provides up to nine minutes of spot time per hour. The RTN network has scheduled its official launch for July 7, 2007. Following the launch, it is RTN’s goal to achieve a national footprint with its network.
      Many start-up stations that do not have a strong local sales team allocate a substantial portion of their air time to paid programming and infomercials. This provides a stable cash flow for the time periods involved, but the revenue is normally substantially less than the amount that could be generated by spot sales during quality, syndicated programming. In addition, paid programming alienates most viewers and produces significantly reduced ratings, making spot sales harder to generate. In 2005, paid programming accounted for 29% of EBC total television revenue.
      For the next five years, stations carrying the new networks should allow for higher growth rates than the traditional television model. As a result of these stations being in the process of developing their audience, they have an abundance of available inventory and are currently selling spots at low rates. As the station’s ratings mature, the inventory will sell out and spot rates are anticipated to increase as demand exceeds supply. In contrast, most mature stations have very little available inventory and are dependent on inflationary spot rate increases for growth.

(ii) Spanish-Language Television

Overview
      Upon completion of the merger, 20 of the EBC stations will have 15-year affiliation agreements with the top-ranked Univision primary network or Univision’s TeleFutura network. Of these 20 Hispanic stations, 13 will be in the nation’s top 65 U.S. Hispanic markets. EBC’s television stations include the second largest affiliate group of the Univision networks. Univision is the leading Spanish-language network in the United States, reaching 99% of all U.S. Hispanic households. Univision is also increasing its audience growth in comparison to English language networks. For example, Univision experienced a 23% increase in audience growth for the period 2005 versus 2004 as compared to a 5% decline for English language networks. (Source: Univision Investor Presentation dated January 2006). Univision’s primary network is the most watched television network (English- or Spanish-language) among U.S. Hispanic households. Univision’s primary network and its TeleFutura Network represent approximately 34% of the total prime time viewing among Hispanics, regardless of language. EBC has 24-hour access to Univision programming, which includes all first-run programming every day during prime time. No other major network offers first-run programming during prime time year round.

Univision Network Programming
      Univision directs its programming primarily toward a young, family-oriented audience. Every Monday through Friday, programming begins with several talk/variety shows, followed by drama miniseries and several novelas. The late afternoon begins with an entertainment show and continues with a newsmagazine, as well as local news produced by EBC’s own stations and the network newscast. Prime time is filled with first run novelas, variety shows, talk shows, comedies, reality shows and specials. Another session of late news follows with a late night comedy show to conclude the daily programming. Weekend daytime programming begins with children’s programming and is generally followed by sports, reality shows, teen lifestyle shows and movies.
      Approximately eight to ten hours of programming per weekday, including a large portion of weekday prime time, are currently programmed with novelas supplied primarily by Grupo Televisa, and to a lesser extent, Venevision. Though largely equated to the daytime soap operas of the major English networks, novelas have significant differences. Originally made as serialized books, novelas typically run four to eight months and target much wider audiences than the typical English soap operas.

TeleFutura Network Programming
      TeleFutura is Univision’s other 24-hour general-interest Spanish-language broadcast network. TeleFutura programming includes sports (including boxing, soccer and a nightly wrap-up at 11 p.m.), movies (including a mix of English-language movies translated into Spanish) and novelas not run on Univision’s primary network, as well as reruns of popular novelas broadcast on Univision’s primary network.
      TeleFutura’s programming schedule is strategically counter-programmed to the Univision programming, such as when TeleFutura will be airing a movie or soccer game.

Network Affiliation Agreements
      Certain EBC stations have affiliation agreements granting them exclusive rights to broadcast Univision and TeleFutura programming in certain geographic areas. These agreements allow the stations to sell up to six minutes per hour of advertising on the Univision network and four and a half minutes on TeleFutura’s network, subject to occasional allocation adjustments by Univision.

      As part of this merger, the affiliation agreements with Univision will be extended for a term totaling 15 years through 2022, with provisions for several two-year renewals at Univision’s option and EBC’s consent.

EBC Local Programming
      EBC offers local news in several markets. EBC believes that its local news products brand its stations in their local television markets. EBC shapes its local news to relate to and inform its target audiences. Substantial investments have been made in people and equipment in order to provide local communities with quality newscasts. EBC strives to be the most important community voice in each of its local markets. In several of these markets, EBC believes that its local news is the most significant source of Spanish-language daily news for the Hispanic community. Many of EBC’s stations produce local weekly community affairs shows that cover important issues and topics for Hispanics. In addition, EBC also produces local news and weather updates throughout the broadcast day.

EBC’s Television Station Portfolio
      The table below lists information concerning each of EBC’s television stations/construction permits and its respective market, as of January 19, 2007.
EBC Stations

Designated	Media Market			Channel
Market Area #	Name	City of License	Call Sign	#	Affiliation

131	Amarillo	Borger, TX	KEYU	31	UNI(1)
		Amarillo, TX	KEYU-LP	41	UNI
		Amarillo, TX	K59HG	59	UNI
		Amarillo, TX	KEAT-LP	22	UNI
131	Amarillo	Amarillo, TX	KAMT-LP	50	TLF(2)
		Amarillo, TX	K38IP	38	TLF
9	Atlanta	Atlanta, GA	WYGA-CA	38	SHOP(3)
49	Buffalo	Springville, NY	WNGS	67	RTN(4)
90	Burlington/Plattsburgh	Burlington, VT	WGMU-CA	39	MNT(5)
		Rutland, VT	W61CE	61	MNT
		Burlington, VT	WBVT-CA	30	MNT
		St. Albans, VT	W52CD	52	MNT
		Monkton, VT	W19BR	19	MNT
		Ellenburg, NY	W49BI	49	MNT
		Claremont, NY	W17CI	17	MNT
192	Butte/Bozeman	Butte, MT	KBTZ	24	FOX & MNT
		Bozeman, MT	KBTZ-LP	32	FOX
		Bozeman, MT	K56IM	56	FOX
89	Cedar Rapids/Waterloo	Waterloo, IA	KWWF	22	RTN
195	Cheyenne/Scottsbluff	Cheyenne, WY	KKTU-LP	40	ABC
195	Cheyenne/Scottsbluff	Scottsbluff, NE	KTUW	16	RTN
18	Denver/Cheyenne	Cheyenne, WY	KDEV	33	RTN
		Aurora, CO	KDEV-CA	39	RTN
		Rawlins, WY	K21CV	21	RTN
		Laramie, WY	K61DX	61	RTN
11	Detroit	Detroit, MI	WUDT-CA	23	UNI
172	Dothan	Dothan, AL	WDTH-LP	59	SHOP
		Dothan, AL	W53CQ	53	SHOP
120	Eugene	Roseburg, OR	KTVC	36	RTN
		Eugene, OR	KAMK-LP	53	RTN

Designated	Media Market			Channel
Market Area #	Name	City of License	Call Sign	#	Affiliation

64	Ft. Myers/Naples	Ft. Myers, FL	WTLE-LP	18	TLF
64	Ft. Myers/Naples	Naples, FL	WUVF-CA	2	UNI
		Ft. Myers, FL	WLZE-CA	65/51	UNI
64	Ft. Myers/Naples	Ft. Myers, FL	WEVU-CA	4	SHOP
		Naples, FL	WBSP-CA	9	SHOP
102	Ft. Smith – Fayetteville	Ft. Smith, AR	KPBI-CA	46	MNT
		Bentonville, AR	KHMF-CA	14	MNT
		Siloam Springs, AR	KKAF-CA	33	MNT
		Paris, AR	KRAH-CA	53	MNT
		Poteau, OK	KSJF-CA	59/50	MNT
		Hindsville, AR	KRBF-CA	59	MNT
		Fayetteville, AR	KEGW-LP	64/48	MNT
		Winslow, AR	KWNL-CA	31	MNT
		Fort Smith, AR	K66FM	66	MNT
		Salisaw, OK	K48FL	48	MNT
		Fort Smith, AR	K33HE	52	MNT
		Fort Smith, AR	K32GH	32	MNT
102	Ft. Smith – Fayetteville	Ft. Smith, AR	KFDF-CA	10	TLF
		Fayetteville, AR	KFFS-CA	36	TLF
		Ft. Smith, AR	KUFS-LP	18/54	TLF
102	Ft. Smith – Fayetteville	Eureka Springs, AR	KPBI-TV	34	RTN
		Ft. Smith, AR	KWFT-LP	34	RTN
		Ft. Smith, AR	K58FB	58	RTN
102	Ft. Smith – Fayetteville	Springdale, AR	KJBW-CA	4	UNI
		Fort Smith, AR	KXUN-LP	43	UNI
162	Gainesville	Williston, FL	W56EJ	56	SHOP
		Williston, FL	W63DB	63	SHOP
39	Grand Rapids	Grand Rapids, MI	WUHQ-LP	29	MAS MUS(6)
190	Great Falls	Great Falls, MT	KLMN	26	FOX & MNT
87	Jackson	Jackson, MS	WJXF-LP	49	UNI
		Jackson, MS	WJMF-LP	53	UNI
50	Jacksonville	Jacksonville	W39BZ/WUJF	39	UNI
31	Kansas City	Kansas City, MO	KUKC-LP	48	UNI
43	Las Vegas	Goldfield, NV	KEGS	7	RTN
		Las Vegas, NV	KEGS-CA	63/30	RTN
		Reno, NV	KELM-LP	43	RTN
43	Las Vegas	Ely, NV	KBNY	6	Su TV(7)
		Las Vegas, NV	KNBX-CA	31	Su TV
63	Lexington	Lexington, KY	WBLU-LP	62	MNT & RTN

Designated	Media Market			Channel
Market Area #	Name	City of License	Call Sign	#	Affiliation

57	Little Rock	Camden	KKYK	49	RTN
		Little Rock, AR	KKYK-CA	20	RTN
		Hot Springs, AR	KTVV-CA	63	RTN
		Little Rock, AR	KHUG-CA	14	RTN
		Little Rock, AR	KHTE-LP	44	RTN
57	Little Rock	Little Rock, AR	KLRA-CA	58/46	UNI
57	Little Rock	Little Rock, AR	KWBF	42/44	MNT
		Sheridan, AR	KWBF-LP	47	MNT
		Pine Bluff, AR	KWBK-LP	45	MNT
		Batesville, AR	K38IY	38	MNT
2	Los Angeles	Ventura, CA	KIMG-LP	23	ASIAN(8)
178	Marquette	Marquette, MI	WMQF	19	FOX & MNT
15	Minneapolis/St. Paul	Minneapolis, MN	WUMN-CA	13	UNI
15	Minneapolis/St. Paul	Minneapolis, MN	WTMS-CA	7	Daystar(9)/TLF
168	Missoula	Missoula, MT	KMMF	17	FOX & MNT
		Kalispell, MT	KMMF-LP	22	FOX & MNT
		Kalispell, MT	KEXI-LP	24	FOX & MNT
135	Monroe/El Dorado	El Dorado, AR	K55JY	55	SHOP/RTN
		El Dorado, AR	K47JG	47	SHOP/RTN
		Delhi, LA	K33IF	33	SHOP/RTN
30	Nashville	Nashville, TN	WGAP-LP	26	UNI
45	Oklahoma City	Woodward, OK	KUOK	35	UNI
		Norman, OK	KUOK-CA	11	UNI
		Oklahoma City, OK	KCHM-CA	59-36	UNI
		Sulphur, OK	KOKT-LP	20	UNI
45	Oklahoma City	Oklahoma City, OK	KWDW-LP	69/48	TLF
156	Panama City	Marianna, FL	WBIF	51	RTN
110	Reno	Reno, NV	KRRI-LP	25	SHOP
35	Salt Lake City	Logan, UT	KUTF	12	TLF
		Salt Lake City, UT	K45GX	45	TLF
35	Salt Lake City†	Vernal, UT	KBCJ	6	RTN
		Price, UT	KCBU	3	RTN
		Salt Lake City, UT	KUBX-CA	58	RTN
		Vernal, UT	K060F	6	RTN
		Cedar City, UT	K16FZ	16	RTN
14	Seattle	Seattle, WA	KUSE-LP	58	Daystar
77	Spokane	Pullman, WA	KQUP	24	RTN
		Couer d’Alene, ID	KQUP-LP	47	RTN
76	Springfield	Harrison, AR	KWBM	31	MNT
		Springfield, MO	KBBL-CA	56	MNT
		Aurora, MO	KNJE-LP	58	MNT
79	Syracuse	Ithaca, NY	WNYI	52	UNI
62	Tulsa	Tulsa, OK	KUTU-CA	25	UNI

Designated	Media Market			Channel
Market Area #	Name	City of License	Call Sign	#	Affiliation

95	Waco/Temple/Bryan	Bryan, TX	KUTW-LP	35	UNI
		Waco, TX	KWKO-LP	38	UNI
38	West Palm Beach	Port St. Lucie, FL	WSLF-LP	35	SHOP
		Ft. Pierce, FL	WFPI-LP	8	SHOP
146	Wichita Falls/Lawton	Wichita Falls, OK	KUWF-LP	68	UNI
146	Wichita Falls/Lawton	Wichita Falls, OK	K36GZ	36	TLF
		Lawton, OK	K64GH	64	TLF
119	TOTAL

Designated Market Areas are designated by Nielson Media Research.

*	Affiliation shows both the affiliation of the station as of August 1, 2006 prior to the WB/ UPN merger and the affiliation after the merger and the launch of MyNetwork

(1)	Univision

(2)	Telefutura

(3)	Shopping channel, such as Home Shopping Network or The Jewelry Channel

(4)	Retro Television Network

(5)	MyNetworkTV

(6)	Mas Musica

(7)	SiTV

(8)	Asian Television Network

(9)	DayStar Television Network

†	The stations KUTF and K45GX are expected to be sold to Univision as part of the merger.

(iii) Television Advertising
      EBC targets local, regional and national advertisers to increase sales. EBC competes in each of these opportunities for advertising revenues primarily with other television stations, both affiliated and independent. Other competitors include newspapers, radio stations, magazines and regional digital content providers.

Content and Allocation
      EBC takes an opportunistic approach to choosing content and affiliations on a market-by-market basis, based upon demographics and pre-existing affiliations in each market. In general, EBC evaluates several network affiliation opportunities in any given market or pursues independent opportunities including local content.
      In determining how to allot content, EBC will explore available programming alternatives with networks, brokers and various content providers. In cases where a network affiliation is not available, EBC will rely on local programming, which is typically either purchased from cable operators or produced at its Little Rock production facility. In addition, EBC utilizes industry barter arrangements to obtain syndicated content in exchange for an advertising spot split for the given program. EBC will then allocate programming into four separate dayparts: morning, afternoon, primetime and late night. Each daypart is evaluated with respect to market demand, demographic breakdown and programming cost. Content allotment can then be modified as necessary based on market conditions and viewership. EBC’s operating approach also provides for maintaining a low cost base at its stations by leveraging station automation with the C.A.S.H. services system. This low expense assists EBC in achieving a positive cash flow.
      EBC has affiliations with a variety of networks, a business model that has many advantages over a pure-play affiliation with one network. If EBC had targeted a pure-play network affiliation model, it would face significant barriers to entry in markets with previously existing affiliates of that network, such as increased proposed costs to acquire such affiliated stations. In addition, EBC would potentially incur increased content management costs, and advertising opportunities would potentially be diminished by network requirements. EBC’s approach also allows it to position itself as an independent broadcaster in the near term should network affiliations already exist in a particular market, with long-term leading network affiliation possibilities still open for consideration.

Local
      Local advertising sales will be achieved primarily through the use of local sales departments, as well as partnerships and joint sales agreements with existing television and radio station operations in certain markets. EBC receives local advertising revenue through the sale of 30 second and 60 second commercials, 30 minute and 60 minute paid programming and time brokerage agreements for longer time periods. The contract terms for ad sales contracts are generally weekly, monthly, and an annual agreement. EBC will undertake early and aggressive marketing and promotional efforts in certain markets, beginning with the local cable systems. EBC has extensive experience in the lengthy process of ensuring that the must-carry rights the FCC has awarded to full-power stations are actually secured from the cable systems. In 2005, local advertising accounted for approximately 26% of EBC’s total broadcast revenue. Target markets include those local markets where EBC elects to partner with another broadcast company as its local sales partner for its station through a Joint Sales Agreement (JSA). Where EBC believes that this structure will generate more revenues to the company and save the expense and time required in hiring staff and opening a local sales office, EBC will work with a JSA partner under this arrangement. EBC has presently not identified any markets in which it intends to pursue a Joint Sales Agreement.
      To build local awareness for its new stations, EBC will secure promotional allowances from its network partners, where usually during sweeps most networks will match or partially match advertising that is spent to promote certain network programs. While radio has proven to be the most effective medium for tune-in advertising for television, EBC will target other effective launch media as well. Another important advantage of entering into an agreement with an in-market radio operation to handle local sales is that EBC also secures a willing trade partner for marketing and promotional purposes. While management anticipates that the majority of its radio promotion will be run on partner stations, it will not be the exclusive radio outlet in any given market.

National
      EBC’s national advertising revenue represents commercial broadcasting time sold for Univision and TeleFutura to a national advertiser by Univision, acting as EBC’s national representative firm. Univision is typically paid a 15% commission on the net revenue from the sales booked. The Univision representative works closely with each station’s national sales manager to target the largest national Spanish-language advertisers. This relationship has secured some of the largest national advertisers, including Ford Motor Company, General Motors, Dodge, Toyota, Verizon, AT&T, U.S. Cellular, Subway, Taco Bell, Pizza Hut, Wendy’s and McDonald’s. In 2005, national advertising accounted for approximately 28% of EBC’s total broadcast revenue. EBC currently utilizes Millennium Media Sales as its national sales rep firm to sell 30 and 60 second spot sales for its Northwest Arkansas and Cheyenne, Wyoming stations and plans on engaging a national sales rep firm for several of its other non-Univision stations as well. EBC also has strong relationships with paid programming brokers and buyers that generate substantial revenue for 30-minute and 60 minute paid programs.

Local and National Broadcast Revenue Categories
      EBC’s broadcast revenues are generated by sales of air time on its stations. We use several types of sales contracts including spot sales, paid programming, and time brokerage agreements.

Spot Sales. Spot Sales are advertising purchases for 30-second or 60-second commercials. Under this arrangement, an advertising schedule and rate are agreed to between the advertiser and the station to run its commercials during certain shows or dayparts for a defined period of time. An example would be a car dealer advertising 3 times per day between 7-8 AM, 5-6 PM, and 10-11 PM, Monday — Friday for 13 weeks at a negotiated rate per spot. EBC bills customers on a monthly basis for the commercials that aired at the time outlined in the sales contract and the payment is due upon receipt. When a station has unsold 30 or 60 second time slots available, it can run PI (Per Inquiry) which pays the station a commission for sales made airing their commercials.

Paid Programming. Paid programming arrangements involve selling a 30-minute or 60-minute time slot for an infomercial (such as exercise equipment, diet supplements, etc.) or to a local church, sports or hunting show, or other type of program produced by a third party. The sales contract outlines when the program will run, how long it will run and how much the advertiser will pay each time it runs. An example is where a local church purchases an hour on Sunday mornings to air its weekly church service. The station might sell the air time for $1,000 for the hour. The contract could provide that the church will deliver the tape for the station to air by Friday at noon to air on Sunday. The church will pay weekly for the previous week when the tape is delivered for the following week. The station provides an invoice warranting that the Church programming ran properly per the contract.

Time Brokerage. Time Brokerage agreements are used when the station sells a block of time longer than one hour to a shopping network or other programming provider. Usually this is done with overnight programming from 12:00 AM - 6:00 AM, seven days per week. The station sells the time per an hourly rate and bills the client monthly showing that the programming aired properly.

      In each of the broadcast revenue categories described above, EBC pays commissions whether the sales are made by local station sales representatives or national reps that EBC contracts with. Commissions vary with national commission rates generally being between 5 to 15 percent and local commission rates generally between 10 to 20 percent. Commissions are usually paid on collection of the sale.

Network
      Advertisers seeking to capture a national audience typically purchase time from television networks directly, or select separate networks on an ad hoc basis. National advertisers that target a regional or local audience deal directly with local stations through national advertising placement firms. Local businesses typically purchase advertising time directly from the station’s local sales staff or local sales agents.

Television Marketing/Audience Research
      EBC primarily derives its revenues from selling advertising time. The relative advertising rates charged by competing stations within a market depend on several factors including:

•	each station’s ratings (households or people viewing its programming as a percentage of total households or people in the viewing area);

•	each station’s audience share (households or people viewing its specific programs as a percentage of households or people watching television at that specific time);

•	the time of day the advertising will run;

•	the first-run, re-run or syndication status of the show to air the advertisement;

•	the demographic trends of a program’s viewers (primarily age and gender); and

•	competitive conditions in each station’s market, including the availability of other advertising media.

Rating Service
      The Nielsen Station Index (“NSI”) measures local station viewing of all households and individuals in a specific market. This is the primary rating service for English-language stations and generally under-represents Spanish-language television.

      The Nielsen Hispanic Station Index (“NHSI”) measures U.S. Hispanic household and individual viewing information at the local market level. NHSI also weighs the varying levels of language usage by Hispanics in each market in order to reflect more accurately the Hispanic household population in the specific market. This methodology only measures the audience viewing of U.S. Hispanic households, defined as households where the head of the household is of Hispanic descent or origin.

Television Competition
      Large markets already have an established and defined broadcast presence. While EBC believes that many of its target markets are emerging and underserved, EBC faces competition for viewers and revenues from established network affiliates and independent stations in each market. EBC believes that its ability to attract audience share and advertising revenues will determine its overall success.
      EBC believes that it is positioned to gain significant shares of viewership within its markets. One of EBC’s primary competitive advantages is the high-quality programming it receives from Univision. Univision’s programming has consistently ranked first in prime time television among all U.S. Hispanic adults. Univision’s primary network and the TeleFutura Network have also maintained superior audience ratings among all U.S. Hispanic households regardless of language, as shown by the Nielsen market share breakdown below:
Hispanic Total Share of Viewing, Adults Primetime

Network	2006	2005	2004

Univision	29%	31%	25%
TeleFutura	5	5	5
ABC	6	5	4
CBS	5	5	3
NBC	4	5	4
Fox	7	6	6
Telemundo	10	8	8

Source: Nielson Media Research, NHTI, NHHI

(iv) Media Services
      EBC generates incremental revenue by providing media services for Equity News Services, outsourcing C.A.S.H. services and New Media Services (described below).

Central Automated Satellite Hub (“C.A.S.H.”)
      EBC’s C.A.S.H. services system is a state of the art/proprietary technology (patent pending) facility based in Little Rock, Arkansas that provides management services to broadcast television stations. Currently, the C.A.S.H. system manages approximately 40 television stations, the majority of which are owned by EBC. EBC has entered into agreements with seven third-party owners of stations where EBC receives a contractual monthly recurring fee per station for which EBC manages. The gross margins on each agreement that EBC executes for outsourced management of a station is in excess of 50%. Management built the C.A.S.H. system to be modular starting with 12 stations, and anticipates approximately a 50 station expansion by the end of the first quarter of 2007. EBC expects such C.A.S.H. expansion to accommodate multiple station operators around the country.
      The C.A.S.H. system has enabled the following key components of EBC’s Media Services infrastructure to date:

Standardized Approach to Station Development. EBC has developed a standardized approach to station development and plans to utilize that model to achieve its aggressive growth strategy.

Development of the C.A.S.H. services system has contributed to EBC’s efforts to consolidate programming, traffic, accounting and billing. As new stations are acquired or constructed, they are converted into the C.A.S.H. services system, which allows these stations to be centrally managed from EBC’s Little Rock, Arkansas facility. The C.A.S.H. Services system greatly reduces capital requirements and ongoing staffing expenses at the station site. In EBC’s experience, this standardized approach to building out stations typically allows projects to be completed within budget and on time. This approach requires detailed planning in order to review station configuration, maximize cable subscriber penetration and ensure a “hands-free” operating environment to maximize broadcast cash flow.

Low Cost Operations. EBC acquired a majority of its stations either through the FCC application process or by purchasing a construction permit. In either event, EBC utilized its in house engineering to design and construct these television stations resulting in substantial cost savings relating to the station’s development phase. Because EBC uses its U.S. patent pending Central Automated Satellite Hub (“C.A.S.H.”) system to run the master control operations, EBC often saves between $1.0 million and $2.0 million in capital expenditures related to building each local master control facility. The C.A.S.H. system, as described in detail on page 125, creates a virtual duopoly minimizing the ongoing operational costs. The C.A.S.H. system also creates a point to multi-point delivery system providing full distribution to all cable head ends in the station’s designated market area. This centralized satellite delivery allows the station to operate a smaller primary transmitter system resulting in lower capital costs as well as lower monthly operating and maintenance costs. The centralization of master control, traffic, news, weather, and accounting further reduce a station’s monthly operating costs. With a large number of start-up stations and by continuing to developed its own stations and utilizing its U.S. patent pending centralcasting model, EBC has created an operating model that can reduce the start-up losses and allow stations to break even at a lower revenue threshold.

      EBC’s has a cost savings during both the build out and operations stages. The typical build out of a construction permit includes the transmitter/antenna as well as the build out of a master control facility. By using in-house expertise to supervise construction projects, EBC has historically saved significant amounts of money. Some examples of this are: Tower construction — the third party cost to build a 1,089 foot tower in at KWBM in Harrison, AR was $1,575,000. EBC built a comparable tower (950 feet) for WBMM in Montgomery, AL at an approximate cost of $400,000. The transmitter, line and antenna for KWBM-TV in Harrison cost $1,583,000; whereas a comparable facility we built in Oklahoma City for KQAS-TV cost $1,016,000. In addition, a typical master control facility can vary in cost from a few hundred thousand dollars for a limited service station to several million dollars for a full facility. Because the C.A.S.H. System uses a central master control facility this cost is eliminated.
      The on-going cost savings associated with the C.A.S.H. system relate to its ability to create a “Virtual Duopoly”. In the media business, a duopoly is where an owner has two stations in a market. This situation provides numerous operating efficiencies such as only having one accounting staff, one production department and one master control to run two stations. With the centralized master control facility of the C.A.S.H. system, EBC get these same economies of scale and creates a virtual duopoly. The central master control, accounting, traffic & billing, production and promotions departments run over 40 stations from one facility.
      This virtual duopoly is especially helpful in a start up situation. When a station is just starting up, it must have master control operators, traffic and billing staff, accounting personnel as well as a production and promotion staff. Even though it does not have a large volume of sales, it still must staff the base levels, causing significant fixed costs. Since the C.A.S.H. system already has a base staff, a new start up station with a low volume of sales will normally not require additional staffing. By lowering these initial fixed costs, a new station can become profitable at a lower sales volume and achieve profitability quicker.
      C.A.S.H.’s centralized video production facility allows EBC to custom-build graphics, promotional spots and specialized programming for stations in other markets. Customed interfaces are designed to operate a myriad of satellite downlink systems and integrates them with broadcast video/audio servers.

      To date, and to some extent into the near future, the services provided by C.A.S.H have the greatest appeal to a customer base consisting predominately of start-up stations and networks, and smaller, independently owned stations. Accordingly, these type customers are less likely to be heavily capitalized. C.A.S.H. does evaluate the credit worthiness of its customers, and potential customers, and enters into business relationships with the understanding that a normal level of risk is inherent in any business relationship, and the maintenance of any customer is mitigated by not only the level, degree and timeliness of the services provided, but also by myriad factors well beyond the service provider’s (C.A.S.H.’s) control. As in any business there will be some turnover of customers, regardless of the customer’s level of satisfaction in the services received. To the best of EBC’s knowledge that was, in fact, the case with the loss of one customer in the first nine months of 2006. EBC’s understanding was that the customer’s business plan was in jeopardy and cash flow became a significant issue. As noted above, EBC makes reasonable efforts to assess the financial viability of its customers. The agreements provide for up-front deposits and various penalties for early termination as additional incentives to perform through the life of the contract. Regardless, circumstances do occasionally override intent, and turnover occurs. However, EBC believes that the market for the services provided by its C.A.S.H. subsidiary is substantial and will remain so. It intends to continue to market to that market segment.

Equity News Services (“ENS”)
      ENS is a centralized news service that allows EBC to provide localized news content to stations throughout its national footprint from a centralized location. Using the Centralcast news concept, EBC can afford to provide newscasts at many startup stations that did not previously broadcast news content. ENS news management personnel in Little Rock, Arkansas communicate with local reporters at each station to determine news coverage each day. At ENS’s central facility, news scripts are entered into a computerized newsroom operations system, which consolidates data for all newscasts. This allows producers to share video and stories among ENS stations, greatly expanding the “pool” of stories on any given day. Finished stories are fed back to Little Rock via the internet and/or EBC’s VSAT satellite system. All anchor talent is based in Little Rock and shared among multiple stations. For example, on EBC’s Univision stations, the same anchor person, meteorologist and sports anchor appear on all stations, while the news content is localized for each market. The finished product is a well-integrated, attractively priced newscast that is offered to smaller stations, which would otherwise not be able to justify the expense of required facilities and local staff. This news product localizes the station, allowing it to differentiate itself from its competitors and to increase its market penetration and ratings. Centralization of news services reduces per station cost and gives EBC a significant advantage over its competitors.

New Media Services
      EBC also owns approximately 33% of Spinner Networks Systems, LLC. Spinner is a software-based network system that allows advertisers, agencies, cable networks and television stations to add content to their spot programs via an internet connection through personal computers. Text and graphics may be added up to a few minutes prior to the spot’s runtime. This process allows clients to use television to advertise last minute specials, promotions and co-op advertising without large production costs for each change or modification. The Spinner system has also been utilized to tailor products specific to in-store or in-stadium marketing campaigns.

          Sample Case Studies Employing the C.A.S.H. System
      The following two case studies present useful information regarding startup, operation and sale of two stations. While these are good examples of how EBC seeks to operate some of its stations, these case studies are not necessarily reflective of how each station is or will be operated by EBC.
      Case Study Number 1: KPOU(TV), LaGrande, Oregon and associated LPTV and Translator Stations (Portland and La Grande, Oregon)
      In December of 2000, EBC acquired the construction permit for a full power television station, KPOU-TV to serve LaGrande, Oregon. EBC spent substantial internal resources in the application and regulatory process of obtaining the permit from the FCC in addition to the costs associated with construction which was completed in January, 2002. In addition, EBC acquired a translator station in Salem, Oregon to help cover the far western part of the market. In order to keep operating expenditures to a minimum, EBC management entered into a joint sales agreement with local partners to derive revenue from local sales, which in turn helped increase national sales. EBC also reduced operating expenses by not hiring a local sales force, while continuing to make full use of the C.A.S.H. delivery system for the delivery of the programming and insertion of local advertisements. As a result, KPOU experienced profits in every year of on-air operation until it was sold in November of 2006. KPOU’s net broadcast revenue for fiscal year 2005 was 13.5% higher than its net broadcast revenue for fiscal year 2004.
      Case Study Number 2: KUKC-LP, Kansas City, Missouri
      In the first quarter of 2005, EBC became the licensee and commenced start up operations of the low power television station KUKC-LP in Kansas City, Missouri. Due to the nature of the market ownership, EBC decided not to pursue a joint sales arrangement and instead operates KUKC-LP as a stand-alone station. As a low power station, which has no statutory rights to cable carriage, EBC management estimates it takes roughly three to five years for a traditional television broadcast station to achieve positive cash flow. EBC has recently completed retransmission agreements with the major Kansas City area cable companies and should be carried on most systems in first quarter 2007. By using the C.A.S.H. delivery system, operating costs were kept at a minimum, and positive broadcast cash flow was achieved in the fourth quarter of 2005, which was less than a year after EBC began operating the station. This profit allowed EBC to invest additional money into the station to bolster a local sales staff and increase emphasis on producing local programming. EBC has successfully implemented the C.A.S.H. delivery system as part of its station startup strategy in other markets, including Ft. Myers/ Naples and Minneapolis, where positive cash flow was realized in the first year of operation.
Growth Strategy
      EBC has a diversified growth strategy that will focus on three specific drivers: (1) the Broadcast Station Group, (2) the Broadcast Services Division, and (3) the Spectrum Holdings Division.

•	EBC Broadcast Station Group:

•	Increase advertising sales within its core Spanish and English language stations through a focus on local operations and sales, in addition to securing a national sales representation partner;

•	Recruit and retain world-class executives that have previously been involved with building market leaders (Univision and Telemundo);

•	Continue to enter into programming affiliation agreements with high-quality strategic partners such as Univision;

•	Execute disciplined, well-priced acquisitions of stations in key Hispanic markets, in addition to opportunistic acquisitions in major metropolitan markets;

•	Focus on monetizing English-language stations that do not meet ROIC parameters across the EBC portfolio for cash and re-deployment of this capital into higher ROIC initiatives, including acquisitions of stations in major metropolitan markets in the U.S.; and

•	Leverage the C.A.S.H. services system as a competitive advantage in mergers and acquisitions activity to enable disciplined pricing of acquisitions and greater station-level operating expense reductions than other potential acquirers would be able to generate.
      • EBC Broadcast Services Division:

•	Market and commercialize EBC’s proprietary, patent-pending C.A.S.H. services system (third-party management of television stations) to additional U.S. and international station operators to create a high-growth recurring revenue stream with high gross profit margins per station; and

•	Seek out new joint-venture content partners (emerging networks, channels, etc.) that will continue to utilize EBC’s content distribution platform. EBC plans to opportunistically assume significant equity ownership positions in these partners’ businesses.

•	EBC Spectrum Holdings Division:

•	Monetize EBC’s significant spectrum portfolio through joint-ventures, leases, and sub-licensing agreements with telecommunications service providers and new media companies

•	Potential join-ventures, leasing or sub-licensing uses include:

•	WiMax

•	Data transmission, including wireless internet and cellular phones

•	Video-on-demand

•	New broadcast channels specifically designed for digital carriage
EBC Broadcast Station Group
      EBC plans to immediately increase its revenue and profitability within its core Spanish and English language stations by focusing on the following initiatives:
     (i) Increase Advertising Sales within Core Spanish and English Language Stations

Continue to Develop Strategic Content Partnership with Univision, and its Media Brands and Identify Opportunities for New Markets
      EBC is the second largest affiliate group of Univision and Univision’s TeleFutura network, the most watched television network (English or Spanish-language) among U.S. Hispanic households. Univision’s programming, combined with EBC’s local news and community-oriented segments, provides EBC with an advantage over other Spanish- and English-language broadcasters in reaching viewers. EBC will continue to brand each local station as the best source of national programming through Univision and other affiliates, and as the best source of community events and information through local news and station-sponsored community events. EBC will continue to expand the Univision franchise and opportunistically pursue affiliation agreements in additional Univision and Telefutura markets.

Invest in a National Sales Representation Initiative
      Currently, EBC only has two English language markets with a National Sales Representation firm. The lack of a national sales representation firm in the majority of EBC’s English language markets is a competitive disadvantage. The EBC management team has identified the goal of getting a national sales representation firm for the EBC English languages stations as one of their highest priorities for 2007. Univision is the national sales representative for all of EBC’s Univision and Telefutura stations.

(ii) Introduce World Class Management
      EBC’s historical strengths are in the station acquisition, construction and technology areas. To complement these strengths and in addition to the track record of Coconut Palm management in building public companies, we are assembling a highly experienced management team. In addition to Tom Arnost, former Co-President of Univision Television Group, we are in the process of recruiting and retaining individuals that have been instrumental in leading the growth of some of the industry’s most dominant players. EBC believes that key segments within Spanish language television, radio and new media will experience consolidation, and that the management team has the relevant track record to identify opportunities that will create significant shareholder value.

(iii) Continue Strategic Partnerships with Highest Quality Brand Content Partners
      EBC continues to benefit from its long-term strategic partnership with Univision, and it plans to continue to develop its inventory of highest quality brand programming and content. EBC anticipates pursuing additional strategic partnerships with additional content partners for both Spanish and English language content, and continuing to aggressively develop its ability to provide programming for the markets in which it operates. EBC has affiliation agreements for 44 markets as of September 30, 2006. Management anticipates significant growth to be derived from additional such strategic content partnerships and/or acquisitions.

(iv) Acquisition and Disposition Strategies

Selective and Opportunistic Expansion into Medium and Large Metropolitan Markets
      EBC is in the process of liquidating some of its smaller-market stations and using the proceeds, in part, to acquire stations in larger markets where Hispanic programming shows strength and in major markets where EBC can acquire English-language affiliates at attractive prices. In addition to the core group of network affiliates and full power stations, EBC also has a relatively large operating group of low power stations. Low power stations have historically been operated as home shopping or music video stations, but are now primarily used to distribute network programming in several markets, as well as to extend the existing coverage of primary network stations, generating revenue for EBC at a relatively low cost.
      EBC will continue to create and grow media “clusters” within current and selectively targeted Hispanic markets, featuring Univision, TeleFutura and other affiliated stations. These clusters will build on and expand the brand of EBC’s local stations by providing stronger signals and name recognition, as well as granting more significance to EBC’s local programming. As an example of EBC’s adherence to the strategy outlined above, EBC has entered into several purchase agreements in the several months prior to September 30, 2006, specifically in the Ft. Myers, FL, Naples, FL and Lexington, KY markets, in addition to Waco, TX, Grand Rapids, MI, Nashville, TN and Jacksonville, FL. These anticipated acquisitions demonstrate EBC’s continued effort to target strategic markets and to fill out existing media clusters with additional high-quality assets.
     (v) Monetization of Non-Core Stations
      EBC’s initial entry into television station ownership was primarily through the acquisition of construction permits through the use of the historic FCC television licensing process. Many of these permits were located in non-core smaller DMA revenue markets. As these properties were developed, EBC financed itself largely by realizing the inherent gain from this development process and focusing its efforts on the development of its Hispanic platform and other higher growth markets where quality network programming was available. EBC plans to restructure its English station portfolio. For example, EBC will continue to monetize English language stations that do not meet ROIC parameters and redeploy this capital into higher ROIC initiatives, including acquisitions of stations in major metropolitan markets in the U.S.

EBC Broadcast Services Division
      EBC plans to aggressively develop its Broadcast Services Division by focusing on the following initiatives:
     (i) C.A.S.H. Services System: Market and Commercialize C.A.S.H.
      The ever increasing pressure on all broadcasters to seek out every cost containment or cost reduction possibility will continue to grow rapidly, due primarily to the unprecedented amount of audience fragmentation in today’s new media world. Broadcasters will find the state of the art technology of EBC’s C.A.S.H. services system, a very attractive alternative to the unnecessary, high manpower costs and inefficiencies of the antiquated systems now in place.
      C.A.S.H. has been developed by EBC as a proprietary (patent-pending) integrated end-to-end solution for television station operators. EBC utilizes the state-of-the-art master control facility in Little Rock, Arkansas to service content delivery to multiple stations. An analogy of the functionality and scalability of C.A.S.H. can be drawn to the centralized, third-party management services provided by Thompson Financial, which provides thousands of companies around the world with a comprehensive, one-stop resource for delivering and managing online IR, PR and corporate communications services.
      C.A.S.H. is well established and is in full operation, having been developed during the past five years of research by the extensive in-house EBC engineering and computer departments. Currently, C.A.S.H. manages more than 40 television stations, the majority of which are owned by EBC. In addition to the EBC stations fully controlled by C.A.S.H. services, other outside clients have included major broadcasters such as Viacom’s Mas Musica station network, the Daystar group, Teleformula, the TUBE music video network, ImaginasianTV, and individual television stations. EBC has entered into agreements with third-party owners of stations where EBC receives monthly recurring fees for providing uplink, traffic, master control and other services for each station. Management believes that the C.A.S.H. system can be scaled to accommodate multiple station operators around the country, and that it is currently the only facility of its kind to provide such services to station operators. A key objective for the C.A.S.H. system will be to expand its capability to outsource its C.A.S.H. system services. There are currently more than 10,000 full-power, Class A and low-power stations in the United States, in addition to the stations in Europe and Asia. The demand for these services will be rapidly expanded in 2009 as television stations start to fully develop and utilize their digital channels. Even broadcasters that are showing high definition programming will be able to add two or three new programming channels within their current bandwidth. The C.A.S.H. services system has enabled the key components of EBC’s infrastructure to date which components are discussed in the following paragraphs.
      The C.A.S.H. master control system represents the leading edge of television operating technology, which EBC has combined with a uniquely practical and cost-effective operational approach. C.A.S.H. is a fully computerized master control and traffic system, holding digital files of client programming on internal servers for insertion, along with all other program elements, in order to provide each individual client station with the fully perfected execution of each program day. The system, as created by EBC, achieves this goal without the typical costs required for in-station bands on master control and traffic supervision by each individual station. The C.A.S.H. services system offers a broad range of services to broadcasters of all kinds, including stations, networks and cable operators, by providing technical efficiency and highly accurate automated functions to EBC clients. Operating from its Little Rock headquarters, with a low cost infrastructure and where satellite aperture is excellent, C.A.S.H. is a unique and one-of-a-kind facility. C.A.S.H. is designed to be infinitely scalable as a service, and is uniquely positioned to move forward to match the changing needs of television station operators in the age of multiple digital allocations. C.A.S.H. is now positioned to move forward as a key component of the EBC core businesses as all television stations launch new applications with the industry-wide HDTV conversion later this decade.
      During the past twelve months, EBC completed the final evolutionary upgrade of C.A.S.H. systems, and instituted highly automated operating procedures, developed or modified in-house by the EBC computer and engineering departments. These systems, which became fully effective on-line in late 2005, replaced the human element in traffic and programming control with the reliability of tested and proven digital technology. C.A.S.H. is able to provide unmatched program origination and distribution services for television and cable content providers. C.A.S.H. begins with traffic and scheduling, then goes forward and handles all the technical and engineering tasks through a round-the-clock master control and air operations facility, leaving the client television stations free to concentrate on content development, promotions and sales.
      EBC’s master control facilities feature custom designed interfaces that operate a number of satellite downlink systems and then integrate them with broadcast video/audio servers. It is staffed 24 hours a day, 7 days a week, to assure quality control in all aspects of the broadcast operations. Operators monitor both outgoing feeds as well as satellite uplink signals to guarantee viewers of all stations on the C.A.S.H. services system receive a quality digital broadcast signal. The master control facility utilizes both digital tape and computerized video storage for program and commercial spot playback. The highly-automated system also controls the receiving and integration of satellite-delivered syndicated programs. Combining program downlink operations into this one central location allows EBC to closely monitor and control the quality of broadcasts appearing on all stations. Once the broadcast signals leave the EBC master control operations, they pass through the MUX and the uplink transmitters. The MUX allows computer monitoring and control of multiple signals through a single facility, with bandwidth for each station constantly monitored and the entire system checked to assure adequate spacing between channels. The computerized monitoring system also assures that any potential problems are spotted before they interfere with broadcast operations. Technical personnel monitor the status of the system round-the-clock.
      C.A.S.H. was created initially as an innovative master control system by which EBC could operate many different television stations all over the country from their central location in Little Rock. The system has now evolved into a very practical and sophisticated means of providing master control to any television station or network, including full traffic and scheduling. It is anticipated that the greatest growth of the C.A.S.H. approach will come as changes in the television industry lead broadcasters to seek the efficiency and economy that this outsourced master control system platform offers.
      In addition, EBC anticipates using the economic operating synergies of the C.A.S.H. services system to selectively acquire undervalued English-language stations at attractive cash flow multiples in additional markets. Through the C.A.S.H. services system, EBC is able to rapidly increase station cash flow through a combination of increased distribution capabilities, upgraded content possibilities and decreased operating costs. The C.A.S.H. services system provides EBC with the ability to significantly reduce operating expenses of acquired stations, which EBC considers a competitive advantage over potential competitors in sourcing acquisition targets.
      Significant cost savings and efficiencies are obtained by C.A.S.H. clients through the elimination of local in-house staff in program control and traffic, and the improved execution of operational tasks. The rapid changes in all aspects of the television industry have created a perfect platform for C.A.S.H.’s revolutionary new approach to program origination, distribution, and traffic services. The profound changes in the Network Services segments of the television industry, as illustrated by the WB and UPN consolidation and the subsequent rise of CW and MyNetworkTV have demonstrably created a new operating environment for C.A.S.H. EBC believes that rapid and substantial expansion of the television industry applications for C.A.S.H. services and industry consolidation and realignment will open up completely new growth opportunities for the C.A.S.H. System in future years. EBC plans to begin to allocate resources to market and commercialize the C.A.S.H. capabilities, and management believes C.A.S.H. provides a high-growth, scalable business model that offers contractual, recurring revenue for EBC.
      Of the 46 television feeds currently utilizing the C.A.S.H. system, seven are third party client stations not affiliated with EBC. These are KMCC — Las Vegas, WTXL — Tallahassee, Media General — 2 stations in Savannah & Myrtle Beach, Daystar Television two stations in — St. Louis and Little Rock and KLAX-LP in Alexandria, LA. The C.A.S.H. system is a digital, integrated, server based master control facility which is scalable to handle multiple stations from one centralized location. This integration allows substantial economies of scale in both fixed asset utilization but primarily from a labor cost savings component. Most individual station master controls operations are operated on a year round 24/7 basis. Consolidating the operation of multiple stations allows for staff elimination at all levels greatly reducing payroll and related overhead costs and allowing for increased operating profit margins. The only incremental expense is satellite bandwidth but this bandwidth is maximized through compression technology which allows multiple streams over an individual transponder. A major peripheral benefit and cost offset of this expense is the ability to have direct digital signal delivery to all cable operations within the station’s market area.
      The C.A.S.H. system represents an effective method to achieve economies of scale at local stations to minimize operating costs. The C.A.S.H. system was under development until January of 2006 so many of our stations are just now getting the full benefit of the systems cost savings. The operating revenues are dependent on other factors such as the network programming, syndicated programming, sales promotions etc. The C.A.S.H. system is most effective on higher sales volume stations.
      The merger provides funding to expand the C.A.S.H. system so the expansion of the C.A.S.H. system will occur after completion of the merger.

(ii) Develop Content Partnerships with Existing Channels and New Digital Networks
      EBC expects to work with existing channels and new digital networks in helping them to launch their programming, seeking to take an equity position in such networks in addition to being the exclusive service provider for a recurring service fee.
EBC Spectrum Holdings Division
      Since its inception, EBC has been preparing for the shift of the broadcasting industry to digital delivery. Management believes that shift in digital delivery will create a significant opportunity to offer other services, including applications such as WiMax, wireless internet and video-on-demand. Management believes that another significant opportunity to monetize the digital spectrum is to develop additional over-the-air broadcast channels and services. EBC’s position as the second largest owner of television stations, as evidenced by the chart below, positions EBC to be a significant beneficiary of these applications. The August 2006 FCC spectrum auction in the United States has set relevant, albeit imperfect, comparable values per population (POP) and TV home/ MHz that illustrates the continuing demand for increased bandwidth from cable and satellite companies, and telecommunications service providers.
Digital TV (DTV) Broadcast Spectrum Holdings
Top 10 TV Owners By Number of Stations Owned

Owner	# Stations

MS Communications LLC	274
Equity Broadcasting Corporation	117
Three Angels Bcstg Network Inc.	98
Venture Technologies Group LLC	90
Townsend, Charles C, III	79
Silberman, Mark	76
Ion Media Networks Inc.	68
Univision	64
Pappas Telecasting Companies	62
Daystar Television Network	61

Copyright© 2006 by BIA Financial Network, Inc. (Reprinted with permission).

FCC Advanced Wireless Auction
8/2006

	Number of	Average
Type of License	Licenses	$/Mhz/POP

Regional Licenses	36	$0.66
Economic Areas	352	$0.44
Cellular Market Areas	734	$0.37
Overall Average	1,122	$0.52

Source: RCR Wireless News August 2006 http://www.rcrnews.com
      As set forth above, EBC has accumulated one of the largest portfolios of broadcast spectrum in the U.S. in anticipation of the potential switch to digital television broadcasts. Congress has set a February 18, 2009 deadline for television stations to switch entirely from analog to digital broadcasts. EBC’s spectrum provides an opportunity to offer digital broadcast services, favorably positioning EBC with respect to data convergence since only a portion of EBC’s spectrum will be needed to broadcast its current television stations. EBC may seek to monetize EBC’s significant unused spectrum through joint-ventures, leasing or sub-licensing to telecommunications services providers or new media companies seeking digital delivery of services.
      EBC believes that the value of this spectrum is significant for a number of reasons. First, in August 2006, the FCC conducted the Advanced Wireless Services (AWS) auction in which other spectrum which can be used in similar ways was sold to telecommunications, satellite and cable service providers. In the auction, various companies in the wireless industry paid approximately $14 billion for 90MHz of AWS Spectrum.
      In another comparable spectrum development, specifically in the 700 MHz frequency, on February 1, 2005, Aloha Partners LP announced that it purchased Cavalier Group LLC and DataCom Wireless LLC, respectively the second and third largest owners of 700 MHz spectrum in the US. Though the purchase price comparables were not disclosed publicly these purchases indicate additional interest in the ownership of spectrum assets.
      EBC’s digital spectrum is predominantly in the 480-680 MHz Bands, which is the adjoining spectrum to the 700 MHz Band and offers similar applications and features. The EBC spectrum is at a lower frequency which travels 3-4 times further than the AWS spectrum discussed above, has better building penetration and has the ability to use internet protocol, according to www.dailywireless.org.
      The FCC determined that all broadcasters could operate their DTV systems in Channels 2-51. That leaves the Upper 700 MHz Band (60 megahertz of spectrum corresponding to channels 60-69), and the Lower 700 MHz Band (48 megahertz of spectrum corresponding to channels 52-59), available for broadband wireless users. EBC’s digital spectrum exists predominantly in the 480-680 MHz Bands, which is the adjoining spectrum to the 700 MHz Band and offers similar applications and features.
      Reliable service requires licensed bands, and 700 MHZ and the adjoining spectrum is considered the highest quality. The lower frequency travels 3-4 times further than 1.9 GHz cellular, penetrates buildings, resists multipath with orthogonal frequency-division multiplexing, and can use internet protocol. Other infrastructure costs are only one-tenth as expensive since fewer “cells” are required.

Top 10 Licenses in AWS Auction

				Frequency
Contract Name	Winning Bidder(a)	Price Paid(a)	Population	(Mhz)	$/Mhz/POP

Northeast	Cellco Partnership d/b/a Verizon Wireless	$1,335,374,000	50,058,090	20	$1.33
West	T-Mobile License LLC	894,590,000	49,999,164	20	$0.89
Great Lakes	Cellco Partnership d/b/a Verizon Wireless	615,923,000	58,178,304	20	$0.53
Southeast	Cellco Partnership d/b/a Verizon Wireless	572,446,000	49,676,946	20	$0.58
Northeast	MetroPCS AWS, LLC	552,694,000	50,058,090	10	$1.10
Northeast	T-Mobile License LLC	472,553,000	50,058,090	10	$0.94
Central	T-Mobile License LLC	470,290,000	40,343,960	20	$0.58
NYC-Long Is. NY-NJ-CT-PA- MA-VT	SpectrumCo LLC	468,178,000	25,712,577	20	$0.91
New York-Newark, NY-NJ	T-Mobile License LLC	396,232,000	16,134,166	20	$1.23
Great Lakes	Denali Spectrum License, LLC	365,445,000	58,178,304	10	$0.63

Source:     http://wireless.fcc.gov/auctions; August 2006

(a)	Winning bid becomes official once no more bids are placed at end of auction
Regulation

Communications Act of 1934
      Television broadcasting is a regulated industry and is subject to the jurisdiction of the FCC under the Communications Act. The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC. Licenses may be as long as eight years under current law. The Communications Act also prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. Additionally, a party must obtain a construction permit from the FCC in order to build a new television station and subsequently obtain a license to commence operations. The Communications Act empowers the FCC, among other things to issue, revoke and modify broadcast licenses; decide whether to approve a change of ownership or control of station licenses; regulate the equipment used by stations; and adopt and implement regulations to carry out the provisions of the Communications Act.
      In determining whether to grant, renew, or permit the assignment or transfer of control of a broadcast license, the FCC considers a number of factors pertaining to the licensee, including:

•	compliance with various rules limiting common ownership of media properties;

•	the character of the licensee (i.e., the likelihood that the licensee will comply with applicable law and regulations) and those persons holding attributable interests (i.e., the level of ownership or other involvement in station operations resulting in the FCC attributing ownership of that station or other media outlet to such person or entity in determining compliance with FCC ownership limitations; and

•	compliance with the Communications Act’s limitations on alien ownership.
      Additionally, for a renewal of a broadcast license, the FCC will consider whether a station has served the public interest, convenience, and necessity, whether there have been any serious violations by the licensee of the Communications Act or FCC rules and policies, and whether there have been no other violations of the Communications Act and FCC rules and policies which, taken together, would constitute a pattern of abuse. Any other party with standing may petition the FCC to deny a broadcaster’s application for renewal.

However, only if the FCC issues an order denying renewal will the FCC accept and consider applications from other parties for a construction permit for a new station to operate on that channel. The FCC may not consider any new applicant for the channel in making determinations concerning the grant or denial of the licensee’s renewal application. Although renewal of licenses is granted in the majority of cases even when petitions to deny have been filed, we cannot be sure our station licenses will be renewed for a full term or without modification.
      With respect to obtaining the FCC’s consent prior to assigning a broadcast license or transferring control of a broadcast licensee, if the application involves a substantial change in ownership or control, the filer must comply with the public notice requirements. During the public notice period of not less than 30 days, petitions to deny the application may be filed by interested parties, including certain members of the public. If the FCC grants the application, interested parties then have a minimum 30 day period during which they may seek reconsideration or review of that grant by the FCC or, as the case may be, a court of competent jurisdiction. The full FCC commission has an additional 10 days to set aside on its own motion any action taken by the FCC’s staff.
      Failure to observe FCC or other governmental rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short, or less than maximum license renewal terms or for particularly egregious violations, the denial of a license renewal application, the revocation of a license or denial of FCC consent to acquire additional broadcast properties — any of which could negatively impact both our existing business and future acquisitions. Additionally, our inability to conclusively anticipate the timing and approval of license grants, renewals, transfers and assignments may result in uncertainty and negatively impact our business because of delays and additional expenses.
      The Communications Act limits the extent of non-U.S. ownership of companies that own U.S. broadcast stations. Under this restriction, a U.S. broadcast company such as ours may have no more than 25% non-U.S. ownership (by vote and by equity). These restrictions limit our ability to attract foreign investment in us and may impact our ability to successfully sell our business if we were to ever determine that such actions are in the best interests of our company and stockholders.

Multiple Ownership Rules
      In June 2003, the FCC amended its multiple ownership rules, including, among other things, its local television ownership limitations, its prohibition on common ownership of newspapers and broadcast stations in the same market, as well as its local radio ownership limitations. Under the amended rules, a single entity would be permitted to own up to two television stations in a market with at least five television stations if one of the stations is not among the top-4 ranked stations and could own three television stations in a market with at least 18 television stations as long as two of the stations are not among the top-4 ranked stations. The amended rules also establish new cross media limits to govern the combined ownership of television stations, radio stations and daily newspapers. Specifically, in markets with 4-8 television stations, a single entity can own (1) a combination of one daily newspaper, one television station, and half the ownership limit of radio stations, (2) a combination of one daily newspaper and the full complement of allowed radio stations, or (3) a combination of two television stations (if otherwise permissible) and the full complement of radio stations but no daily newspaper. The effectiveness of these new rules was stayed pending appeal. In June 2004, a federal court of appeals issued a decision which upheld portions of the FCC decision adopting the rules, but concluded that the order failed to adequately support numerous aspects of those rules, including the specific numeric ownership limits adopted by the FCC. The court remanded the matter to the FCC for revision or further justification of the rules, retaining jurisdiction over the matter. The court has partially maintained its stay of the effectiveness of those rules, particularly as they relate to television. The rules are now largely in effect as they relate to radio. The United States Supreme Court has declined to review the matter at this time, and the FCC must review the matter and issue a revised order. We cannot predict whether, how or when the new rules will be modified, ultimately implemented as modified, or repealed in their entirety.
      The new multiple ownership rules could limit our ability to acquire additional television stations in existing markets that we serve. Legislation went into effect in January 2004 that permits a single entity to own television stations serving up to 39% of U.S. television households, an increase over the previous 35% cap. Large broadcast groups may take advantage of this law to expand further their ownership interests on a national basis.

Regulation of the Content of Programming
      Stations must pay regulatory and application fees and follow various FCC rules that regulate, among other things:

•	political advertising;

•	children’s programming;

•	the broadcast of obscene or indecent programming;

•	sponsorship identification; and

•	technical operations.
      The FCC requires licensees to present programming that is responsive to community problems, needs and interests. In addition, FCC rules require television stations to serve the educational and informational needs of children 16 years old and younger through the stations’ own programming as well as through other means. FCC rules also limit the amount of commercial matter that a television station may broadcast during programming directed primarily at children 12 years old and younger. The FCC requires television broadcasters to maintain certain records and/or file periodic reports with the FCC to document their compliance with the foregoing obligations. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of short, less than the maximum, renewal terms, or for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

Cable Television Consumer Protection and Competition Act of 1992
      Pursuant to the “must carry” provisions of the Cable Television Consumer Protection and Competition Act of 1992, television broadcast stations may elect to require that a cable operator carry its signal if the cable operator is located in the same market as the broadcast station. However, in such cases the broadcast station cannot demand compensation from the cable operator. Such mandatory carriage is commonly referred to as “must-carry.” The future of “must carry” rights is uncertain, especially as they relate to the carriage of digital television. Under the current FCC rules, must-carry rights extend to digital television signals only in limited circumstances. While proposed legislation to broaden such rights has been proposed, we cannot predict whether such legislation will be adopted or the details of any legislation that may be adopted. Our full-power television stations often rely on “must-carry” rights to obtain cable carriage on specific cable systems. New laws or regulations that eliminate or limit the scope of these cable carriage rights could significantly reduce our ability to obtain cable carriage, which would reduce our ability to distribute our programming and consequently our ability to generate revenues from advertising.
      In addition, a number of entities have commenced operation, or announced plans to commence operation of internet protocol video systems, using digital subscriber line (“DSL”), fiber optic to the home (“FTTH”) and other distribution technologies. The issue of whether those services are subject to the existing cable television regulations, including must-carry obligations, has not been resolved. There are proposals in Congress and at the FCC to resolve this issue. We cannot predict whether must-carry rights will cover such Internet Protocol Television (“IPTV”) systems. In the event IPTV systems gain a significant share of the video distribution marketplace, and new laws and regulations fail to provide adequate must-carry rights, our ability to distribute our programming to the maximum number of potential viewers will be significantly reduced and consequently our revenue potential will be significantly reduced.

Regulation of Local Marketing Agreements
      We have, from time to time, entered into local marketing agreements, generally in connection with pending station acquisitions which allow us to provide programming and other services to a station that we have agreed to acquire before we receive all applicable FCC and other governmental approvals. FCC rules generally permit local marketing agreements if the station licensee retains ultimate responsibility for and control of the applicable station, including finances, personnel, programming and compliance with the FCC’s rules and policies. We cannot be sure that we will be able to air all of our scheduled programming on a station with which we may have a local marketing agreement or that we would receive the revenue from the sale of advertising for such programming.
      We have, from time to time, entered into joint sales agreements, or JSAs, which allow us to sell advertising time on another station. JSAs are arrangements whereby a television station in a given market may sell a certain amount of advertising time on another television station in that same market. The FCC, pursuant to Congressional authority, has held that if a radio station in a market sells more than 15 percent of the available advertising time on another radio station in the same market, the station on which advertising is being sold will count towards the other radio station’s ownership limits. So in other words, it would be as if the station selling the advertising owns both stations. When the FCC reviewed its ownership rules in 2003, it indicated it would apply the same attribution rules to television stations that entered into a JSA. As of the date of this filing, the FCC has not enacted the rule. When such rules are adopted, it may prevent us from entering into JSAs with television stations in a market where we already own a television station, thereby limiting our ability to increase advertising revenue in that market. Congress has required that all full power television stations must surrender their analog licenses and commence digital only operations by February 17, 2009. Of the 23 licensed full power television stations currently attributable to Equity Broadcasting, 6 are operating digitally with the fully authorized facilities, leaving 17 stations that will have to be converted to digital-only status by that February 17 date.

FCC Regulation of the Commencement of Digital Operations
      FCC regulations required all commercial television stations in the United States to commence digital operations on a schedule determined by the FCC and Congress, in addition to continuing their analog operations. Digital transmissions were initially permitted to be low-power, but full-power transmission was required by July 1, 2005 for stations affiliated with the four largest networks (ABC, CBS, NBC and Fox) in the top one hundred markets and is required by July 1, 2006 for all other stations.
      As of September 30, 2006, we had already constructed full power digital television facilities for six of our stations in the Cheyenne, Wyoming, Amarillo, Texas, Salt Lake City, Utah, Eugene, Oregon, Montgomery, Alabama and Little Rock, Arkansas markets. We have made significant capital expenditures in order to comply with the FCC’s digital television requirements. We will be required to convert an additional 15 stations into full power digital television stations by February 17, 2009. We expect to spend approximately $2,875,000 on this process.
      Another major issue surrounding the implementation of digital television is the scope of a local cable television system’s obligation to carry the signals of local broadcast television stations. On February 10, 2005, the FCC decided that a cable television system is only obligated under the Communications Act to carry a television station’s “primary video” signal and, accordingly, that a cable television system does not have to carry the television station’s digital signal as well as its analog signal (but must carry the digital signal if the station does not have an analog signal). The new digital technology will enable a television station to broadcast four or more video streams of programming to the public, but the FCC said that the cable television system only has an obligation to carry one of those signals (the “primary video” signal) and not all of them, thus rejecting the broadcasters’ request for the FCC to impose a “multicasting” obligation on cable television systems. In addition, the FCC has not yet promulgated rules regarding the obligation of direct broadcast satellite providers to carry the digital signal of a local broadcast station. The FCC decisions could limit the reach of our television stations’ digital programming and, to that extent, could have an adverse impact on the revenue we derive from station operations.

The Satellite Home Viewer Extension and Reauthorization Act
      The Satellite Home Viewer Extension and Reauthorization Act allows direct broadcast satellite television companies to continue to transmit local broadcast television signals to subscribers in local markets provided that they offer to carry all local stations in that market. However, satellite providers have limited satellite capacity to deliver local station signals in local markets. Satellite providers may choose not to carry local stations in any of our markets. In those markets in which the satellite providers do not carry local station signals, subscribers to those satellite services are unable to view local stations without making further arrangements, such as installing antennas and switches. A principal component of the new regulation requires satellite carriers to carry the analog signals of all local television stations in a market if they carry one. We have taken advantage of that regulation to elect carriage of our stations on satellite systems in markets in which local-into-local carriage is provided, however, this has been a time consuming process to provide the local television broadcast signal to certain of these markets. Furthermore, when direct broadcast satellite companies do carry local television stations in a market, they are permitted to charge subscribers extra for such service. Some subscribers may choose not to pay extra to receive local television stations. In the event subscribers to satellite services do not receive the stations that we own and operate or provide services to, we could lose audience share which would adversely affect our revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EBC
      The following is a discussion of EBC’s financial condition and results of operations comparing the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003, and interim periods for the nine months ended September 30, 2006 and September 30, 2005. You should consider the foregoing when reviewing EBC’s consolidated financial statements and this discussion. You should read this section together with EBC’s consolidated financial statements including the notes to those financial statements, as applicable, for the years and periods mentioned above.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of EBC
EBC Overview
      EBC is one of the largest owners and operators of television stations in the United States, as well as the largest, centralized distribution platform for Spanish-language television stations. In an era of declining revenues and margins for television broadcasters, EBC is a fast-growing broadcaster with a 21% compounded annual revenue growth rate from 2001 to 2005, a low cost structure given EBC’s C.A.S.H. System, and multiple sources of revenue and value through its Broadcast Station Group, Broadcast Services Division and Spectrum Holdings Division. EBC stations currently cover 25.51% of the U.S. population in 42 markets, according to Nielsen Research. EBC was legally formed as it exists now on June 1, 1998 through a stock and unit exchange of various entities and assets for EBC’s Class A and Class B common stock, with the Class A shares representing 49% of the voting interest of EBC and the Class B shares representing 51% of the voting interest. In June 2001, EBC issued approximately $30 million of Series A Convertible Preferred Stock to various preferred shareholders, including a $25.0 million equity investment by Univision in EBC. Seeking to increase its footprint across the United States and pursue its aggressive growth strategy, Univision has historically utilized EBC, in effect, as a development vehicle to enter into various new, strategic markets across the United States and has entered into affiliation agreements to provide programming in those markets. After the merger with Coconut Palm, Univision will continue to own approximately 8% of the post-merger EBC on a fully-converted basis, with ownership consisting of common stock (approximately 3%) and preferred stock (approximately 5%). In connection with the merger, Univision has agreed to extend its affiliation agreements for terms totaling 15 years beginning at the closing of the merger in all markets in which EBC currently operates with Univision and TeleFutura. EBC will have affiliation agreements for 44 of its stations and, upon completion of the merger, 20 of these stations will have 15-year affiliation agreements with the top-ranked Univision primary network or the TeleFutura network. Of these 20 Hispanic stations, 13 will be in the nation’s top 65 Hispanic markets.
      Through the use and applications of the FCC historic television licensing process and its industry alliances, EBC has been able to develop its FCC asset portfolio to a total of 119 full and low power permits, licenses and applications that it owns or has contracts to acquire. During this time, EBC has operated or had signed agreements to acquire one of the largest portfolios of both television stations and digital spectrum in the United States, according to BIA Financial Network, Inc. As of January 19, 2007, EBC had acquired or signed agreements to acquire a total of 119 stations, including 23 full power stations and construction permits, 37 Class A stations and 59 low power stations, which serve primarily as translator stations (cellular repeaters). While EBC originally targeted small to medium- sized markets for development, EBC has been able to leverage its original properties into stations in larger metropolitan markets such as Denver, Colorado; Salt Lake City, Utah; Kansas City, Missouri; Detroit, Michigan; Minneapolis, Minnesota; Oklahoma City, Oklahoma; and Portland, Oregon.
      EBC believes it is uniquely positioned within the high growth areas of specialty or niche programming (particularly Hispanic programming), with access to broadcast spectrum in several large markets. EBC also believes that it is well positioned with respect to data convergence, and that its significant spectrum assets provide an opportunity as a digital content delivery vehicle within its footprint.

      EBC is the second largest affiliate of Univision, the leading Spanish-language television broadcaster in the U.S. that reaches approximately 99% of all U.S. “Hispanic Households” (defined as those with a head of household who is of Hispanic descent or origin, regardless of the language spoken in the household). Univision is a key source of programming for EBC’s television broadcasting business and continues to be a key strategic partner. Univision’s primary network, which is the most watched television network (English or Spanish-language) among Hispanic Households, provides the Univision affiliates with 24 hours per day of Spanish-language programming with a prime time schedule of substantially all first run programming (i.e., no re-runs) throughout the year.
      Of the stations in EBC’s portfolio, 44 have strategic affiliation agreements in place to provide programming and generate revenue. A significant number of these affiliates are in early stages of development with high growth potential. A significant portion of EBC’s station and spectrum portfolio does not have content agreements in place and this will represent a significant growth opportunity in enhancing the EBC’s revenue and profitability. The Salt Lake City station that is referenced above will be disposed of as part of the merger.
      In the last eight years, EBC management has been focused on acquisitions, developing stations and getting FCC approvals for licenses to operate in markets across the United States. During this period, EBC financed itself largely by acquiring television construction permits and acquiring stations at attractive valuations. After acquiring the stations, EBC would construct and/or upgrade the facilities. EBC would, on a selective market basis, acquire attractive programming, build up a local sales presence and sell the station at an increased valuation to fund operations, internal growth, acquisitions and to service debt. As a result of the limited availability of funding, EBC has continued this selective station development and sale process and to date has not focused on implementing comprehensive programming, sales, marketing and advertising programs at each station to fully maximize the revenue or profitability potential for its properties.
      Generally, it takes a few years for EBC’s newly acquired or built stations to generate operating cash flow. A majority of EBC’s network stations have been acquired or built within the last five years. During the initial period after acquisition or construction of a station, EBC incurred significant expenses related to:

•	acquiring syndicated programming;

•	improving technical facilities;

•	increasing and improving cable distribution;

•	hiring new personnel; and

•	marketing our television stations to viewers.
      In addition, it requires time to gain viewer awareness of new station programming and to attract advertisers. Accordingly, EBC has incurred, and expects to continue to incur, with newly acquired or built stations, losses at a station in the first few years after it acquires or builds the station. Occasionally unforeseen expenses and delays increase the estimated initial start-up expenses. This requires EBC’s established stations to generate revenues and cash flow sufficient to meet its business plan including the significant expenses related to our newly acquired or built stations.
      In the merger, Univision will sell its EBC Series A preferred stock for a combination of cash and EBC assets, specifically two television licenses. The two existing EBC TV stations to be transferred by EBC to Univision are located in Logan, Utah which is located in the Salt Lake City market. One of the TV stations, KUTF(TV), has a full power license, while the other station K45GX, has a low power license which serves as a translator for the full power license. Both licenses are Telefutura affiliates and are used to broadcast Telefutura into the Salt Lake City market. The loss of these stations will not have a material effect on consolidated gross broadcast revenues. Net operating losses for these stations in 2004, 2005 and for the nine month period ended September 30, 2006, have been approximately ($500,000), ($400,000) and ($169,000), respectively. The impact to liquidity will be positive due to the disposal of assets that use cash. The impact to financial position should be assessed relative to the net effect of the disposal. Assets with a current carrying value of approximately $10 million will be transferred in redemption of $15 million of preferred stock. The $15 million value was agreed upon by Univision in the context of the entire merger agreement.
RESULTS OF OPERATIONS — NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005

Revenue
      The following table sets forth the principal types of broadcast revenue earned by EBC and its stations for the periods indicated and the change from one period to the next both in dollars and percent:

	For the Nine Months Ended September 30,

				%
	2006	2005	Change	Change

	(In thousands, except percentages)
Broadcast Revenues
Local	$9,184	$7,001	$2,183	31.1%
National	6,266	5,435	831	15.3
Other	1,483	2,261	(778)	(34.4)
Trade & Barter Revenue	6,143	5,236	907	17.3

Total Broadcast Revenue	$23,076	$19,933	$3,143	15.8%

      As noted in the Overview, the operating revenue of EBC’s stations is derived primarily from advertising revenue. The above table segregates revenue received from local sources compared to national sources, together with gross trade and barter revenues, which is non-cash. Other broadcast revenue is a combination of production, uplink services, news services, and other non-spot broadcast revenue. The growth in gross broadcast revenues is due to a number of factors, the predominate ones being:

•	the continuing maturity of all EBC stations,

•	the overall growth in the Hispanic sector of the broadcast market, and

•	the addition of eight Univision and Telefutura stations in late 2004 and early 2005.
      Of the increase in both Local and National broadcast revenues noted in the table above, over $1.9 million of the increase was from the eight Univision and Telefutura stations added in late 2004 and early 2005. In addition, both the Portland and Salt Lake City Univision stations contributed to the increase with sales increases in excess of 30%. Contributing to the decline in Other broadcast revenues was:

•	a drop in News services revenue of approximately $206,000 due to EBC’s decision to focus its news and weather services production to its own stations and no longer serve third parties,

•	a reduction in Time Brokerage revenues of approximately $359,000 which is a reflection of moving programming away from shopping based programming to syndicated programming,

•	an increase in JSA income of $233,000, $210,000 of which is income from the JSA agreement with Fisher Broadcasting regarding KPOU in Portland that became effective July 1, 2006, and

•	a drop in Uplink Shared Services revenue, which is revenue from EBC’s C.A.S.H Services, Inc. subsidiary, of approximately $377,000. This decline is from the loss of a client during this comparative period due to business reversals affecting that client.
      The increase in Trade and Barter Revenue was due primarily to the significant increase in the amount of syndicated programming being aired by the non-Hispanic stations. EBC acquires syndicated programming either through a cash payment arrangement or a barter arrangement. The programming acquired via barter is valued and amortized as the shows air. The amortized amounts are reflected correspondingly as both barter revenue and barter expense, or trade revenue and trade expense. EBC’s commitment to move away from airing shopping and long-form commercials and into more traditional television programming is, in this instance, reflected in this increase. In addition, Trade Revenue includes the fair market value of spots that air in exchange for goods and services (aside from programming) received from various vendors in the various local markets. As EBC’s stations mature and develop larger local client bases, the opportunities for trade grows. The above increase is, in part, a reflection of this development as well.

Results of Operations
      The following table sets forth EBC’s operating results for the nine month period ended September 30, 2006, as compared to the nine month period ended September 30, 2005:

	For the Nine Months Ended September 30,

				%
	2006	2005	Change	Change

	(In thousands, except percentages, net income per share and
	weighted average shares)
Broadcast Revenue	$23,076	$19,933	$3,143	15.7%
Program, production & promotion	4,271	3,617	654	18.1
Selling, general & administrative	23,881	22,445	1,436	6.4
Amortization expense	98	53	45	84.2
Depreciation expense	2,389	2,417	(28)	(1.1)
Rent	1,591	1,506	85	5.7

Operating (loss)	(9,154)	(10,105)	951	(9.4)

Interest Expense, net	(5,657)	(3,482)	(2,175)	62.5
Gain on sale of assets	410	8,213	(7,803)	(95.0)
Other income, net	343	1,192	(849)	(71.2)

	(4,904)	5,923	(10,827)	(182.8)

(Loss) before income taxes	(14,058)	(4,182)	(9,876)	236.1
Income taxes	—	—	—	—

Net (loss)	$(14,058)	$(4,182)	$(9,876)	236.1%

Basic net (loss) per common share	$(0.97)	$(0.29)

Basic shares used in earnings per share calculation	14,451,588	14,550,476
      The changes in operating results for the nine month period ended September 30, 2006 as compared to the nine month period ended September 30, 2005 were impacted by the fact that EBC acquired, built-out, or significantly changed the programming and/or affiliation in stations located in over fifteen markets between June 2004 and September 2006. The development and maturity of these stations directly affected all material aspects of EBC’s operating results, more specifically noted below. These stations included Univision affiliations in Detroit, Ft. Myers, Minneapolis, Kansas City, Tulsa, Syracuse and Wichita Falls.

Program, production and promotion expenses
      Program, production and promotion expense was $4.3 million in the nine month period ended September 30, 2006, as compared to $3.6 million in the nine month period ended September 30, 2005, an increase of $0.6 million, or 18%. Contributing to this increase were the following material items:

•	a $0.2 million increase in Syndicated Film expense. The more significant factors contributing to the increase are the growth in the number of EBC stations broadcasting as RTN affiliates and management’s commitment to acquiring quality programming.

•	a $0.2 million increase in Satellite Time expense, which reflects the additional costs under the contract with the satellite owner. Amendments to the existing contracts were entered into in both the first and second quarter of 2005 to increase the bandwidth, both C-band and Ku-band, available to EBC. Both the actual and anticipated growth in the number of EBC owned stations contributed to the need to amend the contracts and increase the costs.

•	a $0.3 million increase in Advertising and Sales Promotion costs, the primary component being an increase in advertising on cable and in sales promotion efforts.

Selling, general and administrative
      Selling, general and administrative expense was $23.9 million in the nine month period ended September 30, 2006, as compared to $22.4 million in the nine month period ended September 30, 2005, an increase of $1.4, or 6%. Contributing to this increase were the following material items:

•	a $0.4 million increase in Commission expense. Since Commission expense is a direct result of broadcast revenue and broadcast revenue was up $3.1 million during this time period, there was a corresponding increase in Commission expense.

•	a $0.5 million decrease in local marketing agreement, or LMA, and JSA expense. The decrease is due to a decrease in the JSA expense to station KPOU, which is the EBC Univision affiliate broadcasting in the Portland, Oregon market and operated under the terms of a JSA with Belo Corporation thru June 30, 2006. Effective July 1, 2006, the JSA agreement with Belo ended and a new JSA agreement with Fisher Broadcasting went into effect. Differences in the two agreements impacted the accounting treatment for the related JSA costs. Fisher subsequently acquired KPOU on September 30, 2006, as discussed elsewhere in this filing. In addition, the apportionment of costs relative to the JSA agreement with Univision for KUTH, the Univision affiliate in Salt Lake City, changed in calendar 2006 as compared to 2005. Costs previously identified as JSA Expense in 2005 are now classified based on their content and nature. The total costs vary month to month but the costs incurred in 2006 through September do not vary materially in nature or amount from the costs incurred in 2005.

•	a $0.4 million increase in labor costs. The primary reason for the increase in labor costs is due, simply, to the growth of the company. Besides the direct labor costs to staff the sales offices of the new locations, as noted elsewhere, there was also an increase in overhead labor costs, including growth in master control, production, traffic, accounting and the other supporting departments. Also, standard cost of living raises contributed to the increase.

•	a $1.2 million increase in Trade and Barter expense, which indicates a growth in syndicated barter programming airings and an increase in the trading for goods and services in the various local markets served by EBC stations. The local station managers negotiate trade arrangements in their local markets for goods and services they believe are beneficial to their stations, all subject to EBC corporate approval. The growth in syndicated barter programming airings is an indication of the growth in RTN programming and the movement away from long-form paid programming to syndicated programming, typically thirty minutes in length.

Depreciation and Amortization
      Depreciation and amortization was $2.5 million in the nine month period ended September 30, 2006, as compared to $2.5 million in the nine month period ended September 30, 2005. Of those expense amounts, amortization expense was $98,000 for the nine months ended September 30, 2006 compared to $53,000 for the nine months ended September 30, 2005, an increase of $45,000.

Rent
      Rent expense was $1.6 million in the nine month period ended September 30, 2006, as compared to $1.5 million in the nine month period ended September 30, 2005, an increase of $0.1 million, or 6%. The increase was due primarily to the expansion by EBC into new markets, the costs related to new office and broadcast tower space and contractual annual increases in existing lease agreements.

      Currently, Coconut Palm pays rent of $7,500 per month to Devcon International, an affiliate of Royal Palm Capital Partners. Following the merger Royal Palm will continue to support the current office space under its management services agreement. The combined company will continue to assess its need for office space on an ongoing basis following the merger.

Interest Expense, net
      Interest expense, net of interest income, was $5.7 million in the nine month period ended September 30, 2006, as compared to $3.5 million in the nine month period ended September 30, 2005, an increase of $2.2 million, or 62%. This increase was due primarily to:

•	A steady and continuing rise in interest rates over the respective periods; and

•	A net increase in notes payable from September 30, 2005, to September 30, 2006 of $3.9 million. The increase in debt was used primarily for station acquisitions, to increase the investment in broadcast equipment and for general operating purposes.

Gain on sale of assets
      The gain on sale of assets was $0.4 million in the nine month period ended September 30, 2006, as compared to $8.2 million in the nine month period ended September 30, 2005, a decrease of $7.8 million, or 95%. The gain on sale in the nine month period ended September 30, 2006, included the sale of low power television stations in Boise and Pocatello, ID, for a gross sales price of $1.0 million and a net gain of $0.5 million, and the sale of WBMM, a station in Montgomery, AL, for a sales price of $1.9 million and a net loss of $0.3 million and the sale of other miscellaneous assets for a net gain of approximately $0.2 million. The gain on sale in the nine month period ended September 30, 2005, included the sale of WPXS, an independent affiliate serving the St. Louis, MO market, for a net gain of $8.4 million. EBC received $5.0 million in cash from the buyer, and three Class A low power licenses located in Atlanta, GA, Seattle, WA and Minneapolis, MN, respectively, with a combined appraised value of $14.7 million.

Losses from Joint Ventures
      In December 2004, EBC sold a majority interest in the Arkansas Twisters, an AFL2 football team, to a local investor. Prior to that date the financial activity of the Twisters was consolidated into EBC’s financial statements. Subsequent to that date EBC recorded its minority share of any income or loss reported by the Twisters as income or loss from joint ventures. Also, EBC owned approximately a one third interest in Spinner Network Systems, LLC, a specialized media delivery company. During the nine month periods ended September 30, 2006 and September 30, 2005, EBC recognized losses from the Twisters of ($193,000) and ($132,000), respectively. Also, during the same periods, EBC recognized losses from Spinner of ($282,000) and ($210,000), respectively. Other losses from joint ventures during these time periods were immaterial.

Net loss
      The net loss was $14.1 million in the nine month period ended September 30, 2006, as compared to a net loss of $4.2 million in the nine month period ended September 30, 2005, a decrease of $9.9 million, or 236%. This decrease was due to the items discussed above, primarily:

•	a decrease in Operating Loss of $1.0 million;

•	an increase in Interest expense, net of $2.2 million; and

•	a decrease in Gain on sale of assets of $7.8 million, all as compared to the nine month period ended September 30, 2005.

RESULTS OF OPERATIONS — YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Revenue
      The following table sets forth the principal types of broadcast revenue earned by EBC and its stations for the periods indicated and the change from one year to the next both in dollars and percent:

	For the Years Ended December 31,

				%
	2005	2004	Change	Change

	(In thousands, except percentages)
Broadcast Revenues
Local	$9,971	$7,628	$2,343	30.7%
National	7,661	5,889	1,772	30.1
Other	2,459	2,971	(512)	(17.2)
Trade & Barter Revenue	7,380	5,914	1,466	24.8

Total Broadcast Revenue	$27,471	$22,402	$5,069	22.6%

      As noted in the Overview, the operating revenue of EBC’s stations is derived primarily from advertising revenue. The above table segregates revenue received from local sources compared to national sources, together with gross trade and barter revenues, which is non-cash. Other broadcast revenue is a combination of production, uplink services, news services, and other non-spot broadcast revenue. The growth in gross broadcast revenues is due to a number of factors, the predominate ones being:

•	the continuing maturity of all EBC stations,

•	the overall growth in the Hispanic sector of the broadcast market, and

•	the addition of ten Univision and Telefutura stations in calendar 2004.
      Of the increase in both Local and National broadcast revenues noted in the table above, over $2.5 million of the increase was from the ten Univision and Telefutura stations added in calendar 2004. In addition, the Portland, Oklahoma City and Salt Lake City Univision stations contributed over $0.9 million to the increase.
      Contributing to the decline in Other broadcast revenues was:

•	a drop in News services revenue of approximately $380,000 due to EBC’s decision to focus their news and weather services production to their own stations and no longer serve third parties,

•	a reduction in Time Brokerage revenues of approximately $311,000, which is a reflection of moving programming away from shopping based programming to syndicated programming, and

•	a drop in Other broadcast revenue, of approximately $356,000, which reflects a one-time occurrence resulting in an increase of revenue in 2004. This revenue was earned in 2004 as a result of the agreement EBC entered into to acquire Independent News Network (“INN”) located in Davenport, Iowa on January 1, 2004 and occurred over a twelve-month period ended December 31, 2004.

The seller of INN agreed in the purchase agreement to compensate EBC every month for twelve months starting in January 2004, for certain ongoing operational costs based upon a formula in the agreement incurred by EBC from the business operations of the INN, the acquired company, which was to produce local news broadcasts for airing in specific local markets. Because the obligation was for a contractually defined period (2004) and did not continue, it was identified as a “one-time occurrence.” This specific revenue pursuant to the INN purchase agreement was earned only in 2004 and when compared to 2005 contributes to a decline in broadcast revenue.
      The increase in Trade and Barter Revenue was due primarily to two sets of circumstances. The first circumstance is the significant increase in the amount of syndicated programming being aired by the non-Hispanic stations. EBC acquires syndicated programming either through a cash payment arrangement or a barter arrangement. The programming acquired via barter is valued and amortized as the shows air. The amortized amounts are reflected correspondingly as both barter revenue and barter expense, or trade revenue and trade expense. EBC’s commitment to move away from airing shopping and long-form commercials and into more traditional television programming is, in this instance, reflected in this increase. In addition, Trade Revenue includes the fair market value of spots that air in exchange for goods and services (aside from programming) received from various vendors in the various local markets. As EBC’s stations mature and develop larger local client bases, the opportunities for trade grows. The above increase is, in part, a reflection of this development as well. The second circumstance is the significant growth in the number of stations EBC owns and operates from 2004 to 2005 to which the first circumstance applies. The addition of non-Hispanic stations during this time period, none of which were affiliated with major networks, requires the acquisition of significant programming which can, as noted above, generate both barter revenue and expense.
      However, revenue from Uplink Shared Services, which is revenue from EBC’s C.A.S.H. Services, Inc. subsidiary, and a component of “Other” Broadcast Revenues, increased $0.6 million to $1.05 million in 2005 from $0.45 million in 2004.

Results of Operations
      The following table sets forth EBC’s operating results for the year ended December 31, 2005, as compared to the year ended December 31, 2004:

	For the Years Ended December 31,

				%
	2005	2004	Change	Change

	(In thousands, except percentages, net income per share
	and weighted average shares)
Broadcast Revenue	$27,471	$22,402	$5,069	22.6%
Program, production & promotion	5,018	3,903	1,115	28.6
Selling, general & administrative	31,031	28,337	2,694	9.5
Impairment charge on assets held for sale	1,689	—	1,689	100.0
Amortization expense	105	90	15	16.2
Depreciation expense	3,547	2,990	557	18.6
Rent	1,937	1,701	236	13.9

Operating (loss)	(15,856)	(14,619)	(1,237)	8.5

Interest Expense, net	(5,085)	(3,189)	(1,896)	59.5
Gain on sale of assets	7,676	11,282	(3,605)	(32.0)
Other income, net	548	464	83	18.0

	3,139	8,557	(5,418)	(63.3)

Loss before income taxes	(12,717)	(6,062)	(6,655)	(109.8)
Income taxes	—	—	—	—

Net loss	$(12,717)	$(6,062)	$(6,655)	(109.8)%

Basic net loss per common share	$(0.87)	$(0.44)

Basic shares used in earnings per share calculation	14,550,752	13,704,808

Program, production & promotion expenses
      Program, production & promotion expense was $5.0 million in the year ended December 31, 2005, as compared to $3.9 million in the year ended December 31, 2004, an increase of $1.1 million, or 29%. Contributing to this increase were the following material items:

•	a $0.5 million increase in Syndicated Film expense. The more significant factors contributing to the increase are the growth in the number of EBC stations broadcasting as RTN affiliates and management’s commitment to acquiring quality programming. Also, as noted above, there was a significant increase in the number of stations EBC owned and was operating during 2004 and into 2005. Except for the Univision and Telefutura affiliates the majority of EBC’s stations are not associated with a network that provides 24 hours a day in programming. As such, EBC has to purchase (or barter for) programming for a significant number of broadcast hours a day.

•	a $0.7 million increase in Satellite Time expense, which reflects the additional costs under the contract with the satellite owner. The original agreement between EBC and the satellite owner for Ku bandwidth was amended twice in 2004 and twice in 2005 due to the need for more bandwidth. A new agreement for C-band bandwidth was entered into with the same satellite owner in December, 2004. That agreement was subsequently amended to increase availability in both March and again in June, 2005. Both the actual and anticipated growth in the number of EBC owned stations contributed to the need to amend the contracts which thus increased the costs.

Selling, general & administrative
      Selling, general and administrative expense was $31.0 million in the year ended December 31, 2005, as compared to $28.3 million n the year ended December 31, 2004, an increase of $2.7, or 9%. Contributing to this increase were the following material items:

•	a $0.6 million increase in Commission expense. Since Commission expense is a direct result of broadcast revenue and broadcast revenue was up $5.0 million during this time period, there was a corresponding increase in Commission expense.

•	a $1.2 million increase in Labor costs. The primary reason for the increase in labor costs is due to the growth of the company. Besides the direct labor costs to staff the sales offices of the new locations, as noted above, there was also an increase in overhead labor costs, including growth in master control, production, traffic, accounting and the other supporting departments. Also, standard cost of living raises contributed to the increase.

•	a $0.4 million increase in LMA and JSA expense. The increase is due to an increase in the JSA expense to station KPOU, which is the EBC Univision affiliate broadcasting in the Portland, Oregon market and operated per the terms of a JSA with Belo Corporation during the time periods noted above.

•	a $1.3 million decrease in Legal and Professional Expense, which is primarily due to the extent of legal fees incurred in 2004 due to legal action with Paxson Communications.

•	a $0.4 million increase in Utilities expenses, which is primarily due to the increase in the number of operating stations owned and operated by EBC, as noted above.

•	a $0.2 million decrease in Repairs and Maintenance expense.

•	a $1.4 million increase in Trade and Barter expense, which indicates a growth in syndicated barter programming airings and an increase in the trading for goods and services in the various local markets served by EBC stations. The local station managers negotiate trade arrangements in their local markets for goods and services they believe are beneficial to their stations, all subject to EBC corporate approval. The growth in syndicated barter programming airings is an indication of the growth in RTN programming and the movement away from long-form paid programming to syndicated programming, typically thirty minutes in length. As noted above, only the Univision and Telefutura stations are provided with programming throughout a daily 24 hour cycle. The remainder of EBC’s stations (except for one ABC station) are independent of major networks, which means that EBC has to purchase (or barter for) programming.

•	a $0.1 million increase in Bad Debt expense, which indicates an increase in both revenue and trade accounts receivable.

Impairment charge on assets held for sale
      EBC recorded a one-time $1.7 million write down of certain indefinite-lived intangible assets for the year ended December 31, 2005. EBC entered into an agreement in 2005 to sell the FCC license and related broadcast assets of its station in Montgomery, Alabama, WBMM, for $2.0 million dollars. This sales amount was approximately $1.7 million less than the aggregate book value of those assets held for sale. As a result, EBC recorded the impairment.

Depreciation and Amortization
      Depreciation and amortization was $3.7 million in the year ended December 31, 2005, as compared to $3.1 million in the year ended December 31, 2004, an increase of $0.6 million, or 19%. Depreciation expense (net of amortization) was $3.5 million in the year ended December 31, 2005, as compared to $3.0 million in the year ended December 31, 2004, an increase of $0.5 million, or 17%. This increase is due primarily to the continuing expansion by EBC into new markets and the related investment in depreciable broadcast assets. The increase in Amortization expense of $0.002 was not material.

Rent
      Rent expense was $1.9 million in the year ended December 31, 2005, as compared to $1.7 million in the year ended December 31, 2004, an increase of $0.2 million, or 14%. The increase was due primarily to the expansion by EBC into new markets and the costs related to new office and broadcast tower space.

Interest Expense, net
      Interest expense, net of interest income, was $5.1 million in the year ended December 31, 2005, as compared to $3.2 million in the year ended December 31, 2004, an increase of $1.9 million, or 60%. This increase was due primarily to:

•	A steady and continuing rise in interest rates over the two year period; and

•	A net increase in notes payable during 2005 of $13.7 million. The increase in debt was used primarily for station acquisitions, to increase the investment in broadcast equipment and for general operating purposes.

Gain on sale of assets
      The gain on sale of assets was $7.7 million in the year ended December 31, 2005, as compared to $11.3 million in the year ended December 31, 2004, a decrease of $3.6 million, or 32%. The gain on sale in the year ended December 31, 2005, included the sale of WPXS, an independent affiliate serving the St. Louis, MO market, for a net gain of $8.4 million. EBC received $5.0 million in cash from the buyer, and three Class A low power licenses located in Atlanta, GA, Seattle, WA and Minneapolis, MN, respectively, with a combined appraised value of $14.7 million. The gain on sale in the year ended December 31, 2004, included a gain of $6.7 million from the sale of KQOK, an independent affiliate serving the Oklahoma City market. The sales price was $12.1 million consisting of $11.4 million in cash and a note of $0.7 million. Also, in the year ended December 31, 2004, EBC recorded a gain of $5.0 million when the original agreement to sell WPXS was deemed to be in default and the $5.0 million payment recognized as income. Subsequently, in the year ended December 31, 2005, the WPXS sale was consummated with the same party and the original $5.0 million payment was credited against the purchase price.

Income taxes
      As of December 31, 2005, EBC has a net operating loss carryforward for federal income tax purposes of approximately $71.7 million and a deferred tax asset of approximately $18.7 million. The deferred tax asset has been fully reserved through a valuation allowance. Based on the amount of the net operating loss carryforwards, EBC anticipates that through the use of these carryforwards it will not have to pay any significant amounts of federal or state income tax in the next several years.

Losses from Joint Ventures
      In December 2004, EBC sold a majority interest in the Arkansas Twisters, an AFL2 football team, to a local investor. Prior to that date the financial activity of the Twisters was consolidated into EBC’s financial statements. Subsequent to that date EBC recorded it’s minority share of any income or loss reported by the Twisters as income or loss from joint ventures. Also, EBC owned approximately a one third interest in Spinner Network Systems, LLC, a specialized media delivery company. During the years ended December 31, 2005 and December 31, 2004, EBC recognized losses from the Twisters of $240,000 and $100,700, respectively. Also, during the same periods, EBC recognized losses from Spinner of $317,000 and $190,000, respectively. Other losses from joint ventures during these time periods were immaterial.

Net loss
      The net loss was $12.7 million in the year ended December 31, 2005, as compared to $6.1 million in the year ended December 31, 2004, an increase of $6.6 million, or 110%. This increase was due to the items discussed above, primarily:

•	an increase in Operating Loss of $1.2 million;

•	an increase in Interest expense, net of $1.9 million; and

•	a decrease in Gain on sale of assets of $3.6 million, all as compared to the year ended December 31, 2004.

Related Party Transactions
      Amounts due from (to) affiliates at December 31, consist of the following:

	2005	2004

Arkansas Media, LLC and affiliates	$(441,970)	$(392,295)
Actron, Inc.	(489,024)	(313,627)
Spinner, Inc.	—	721,253
Arkansas Twisters, Inc.	—	82,908
Little Rock TV 14, LLC	(745)	(12,744)
Other	—	4,453

Due from (to) affiliates	$(931,739)	$89,948

      Actron, Inc. is due the above amount in connection with EBC’s purchase of Central Arkansas Payroll Company (“CAPCO”), currently a wholly-owned subsidiary of EBC. This obligation to Actron, Inc. bears interest at a rate of 7% per annum, is secured with the stock in CAPCO and is due on demand. Larry Morton, Greg Fess and Max Hooper own approximately 85% of Actron, Inc.
      Other than the obligation to Actron, Inc., these related party balances are unsecured, non-interest bearing and have no stated repayment terms.

RESULTS OF OPERATIONS — YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Revenue
      The following table sets forth the principal types of broadcast revenue earned by EBC and its stations for the periods indicated and the change from one year to the next both in dollars and percent:

	For the Years Ended December 31,

				%
	2004	2003	Change	Change

	(In thousands, except percentages)
Broadcast Revenues
Local	$7,628	$8,046	$(418)	(5.2)%
National	5,889	5,601	288	5.1
Other	2,971	1,956	1,015	51.9
Trade & Barter Revenue	5,914	4,014	1,900	47.3

Total Broadcast Revenue	$22,402	$19,617	$2,785	14.2%

      As noted in the Overview, the operating revenue of EBC’s stations is derived primarily from advertising revenue. The above table segregates revenue received from local sources compared to national sources, together with gross trade and barter revenues, which is non-cash. Other broadcast revenue is a combination of production, uplink services, news services, and other non-spot broadcast revenue. The primary reason for the decline in Local revenue and the small increase in National revenue was due to the drop in broadcast revenue from KTWO, the Casper, Wyoming station. The station lost the NBC affiliation during 2003 and in 2004 a Local Marketing Agreement was entered into with another media group in Casper. The loss in revenue from KTWO was approximately $2.4 million.
      Contributing to the increase in Other broadcast revenues was:

•	an increase in News services revenue of approximately $590,000 due to the fact that the News services revenue commenced in 2004,

•	a reduction in Network compensation revenues of approximately $467,000, which is a reflection of the loss of the NBC affiliation in Casper, and

•	an increase in Uplink Shared Services revenue since C.A.S.H Services, Inc. began operating in 2004.
      The increase in Trade and Barter Revenue was due primarily to two sets of circumstances. The first circumstance is the significant increase in the amount of syndicated programming being aired by the non-Hispanic stations. EBC acquires syndicated programming either through a cash payment arrangement or a barter arrangement. The programming acquired via barter is valued and amortized as the shows air. The amortized amounts are reflected correspondingly as both barter revenue and barter expense, or trade revenue and trade expense. EBC’s commitment to move away from airing shopping and long-form commercials and into more traditional television programming is, in this instance, reflected in this increase. In addition, Trade Revenue includes the fair market value of spots that air in exchange for goods and services (aside from programming) received from various vendors in the various local markets. As EBC’s stations mature and develop larger local client bases, the opportunities for trade grows. The above increase is, in part, a reflection of this development as well. The second circumstance is the significant growth in the number of stations EBC owns and operates from 2003 to 2004 to which the first circumstance applies. The addition of non-Hispanic stations during this time period, none of which were affiliated with major networks, requires the acquisition of significant programming which can, as noted above, generate both barter revenue and expense.

Results of Operations
      The following table sets forth EBC’s operating results for the year ended December 31, 2004, as compared to the year ended December 31, 2003:

	For the Years Ended December 31,

				%
	2004	2003	Change	Change

	(In thousands, except percentages, net income per share
	and weighted average shares)
Broadcast Revenue	$22,402	$19,617	$2,785	14.2%
Program, production & promotion	3,903	3,395	508	15.0
Selling, general & administrative	28,336	22,267	6,069	27.2
Amortization expense	90	60	30	50
Depreciation expense	2,991	2,477	514	20.7
Rent	1,701	1,356	345	25.4

Operating (loss)	(14,619)	(9,938)	(4,681)	47.1

Interest Expense, net	(3,189)	(1,622)	(1,567)	(96.6)
Gain on sale of assets	11,282	3,075	8,207	266.9
Other income, net	464	457	7	1.5

	8,557	1,910	6,647	348.0

Loss before income taxes	(6,062)	(8,028)	1,966	24.5
Income taxes	—	—	—	—

Net loss	$(6,062)	$(8,028)	$1,966	24.5%

Basic net loss per common share	$(0.44)	$(0.60)

Basic shares used in earnings per share calculation	13,704,808	13,453,941

Program, production & promotion expenses
      Program, production & promotion expense was $3.9 million in the year ended December 31, 2004, as compared to $3.4 million in the year ended December 31, 2003, an increase of $0.5 million, or 15%. Contributing to this increase were the following material items:

•	a $0.8 million increase in Satellite Time expense, which reflects the additional costs under the contract with the satellite owner. The original agreement between EBC and the satellite owner for Ku bandwidth was amended once in 2003 and twice in 2004 due to the need for more bandwidth. A new agreement for C-band bandwidth was entered into with the same satellite owner in December, 2004. That agreement was subsequently amended to increase availability in both March and again in June, 2005. Both the actual and anticipated growth in the number of EBC owned stations contributed to the need to amend the contracts which thus increased the costs.

Selling, general & administrative
      Selling, general & administrative expense was $28.3 million in the year ended December 31, 2004, as compared to $22.3 million in the year ended December 31, 2003, an increase of $6.0, or 27%. Contributing to this increase were the following material items:

•	a $1.6 million increase in Labor costs. The primary reason for the increase in labor costs is due to the growth of the company. Besides the direct labor costs to staff the sales offices of the new locations, as noted above, there was also an increase in overhead labor costs, including growth in master control, production, traffic, accounting and the other supporting departments. Also, standard cost of living raises contributed to the increase.

•	a $0.9 million increase in LMA and JSA expense. The increase is due to an increase in the JSA expense to station KPOU, which is the EBC Univision broadcasting in the Portland, Oregon market and operated per the terms of a JSA with Belo Corporation during the time periods noted above.

•	a $0.9 million increase in Legal and Professional Expense, which is an indication of the costs incurred in litigating the Paxson lawsuit

•	a $0.2 million increase in Utilities expenses, which is primarily due to the increase in the number of operating stations owned and operated by EBC, as noted above.

•	a $0.3 million increase in Computer expense, which reflects an increase in various software licensing costs.

•	a $2.1 million increase in Trade and Barter expense, which indicates a growth in syndicated barter programming airings and an increase in the trading for goods and services in the various local markets served by EBC stations. The local station managers negotiate trade arrangements in their local markets for goods and services they believe are beneficial to their stations, all subject to EBC corporate approval. The growth in syndicated barter programming airings is an indication of the movement away from long-form paid programming to syndicated programming, typically thirty minutes in length. As noted above, only the Univision and Telefutura stations are provided with programming throughout a daily 24 hour cycle. The remainder of EBC’s stations (except for one ABC station) are independent of major networks, which means that EBC has to purchase (or barter for) programming.

Depreciation and Amortization
      Depreciation expense was $3.0 million in the year ended December 31, 2004, as compared to $2.5 million in the year ended December 31, 2003, an increase of $0.5 million, or 20%. This increase is due primarily to the continuing expansion by EBC into new markets and the related investment in depreciable broadcast assets. Amortization expense was less than $0.001 million in both years.

Rent
      Rent expense was $1.7 million in the year ended December 31, 2004, as compared to $1.4 million in the year ended December 31, 2003, an increase of $0.3 million, or 26%. The increase was due primarily to the expansion by EBC into new markets and the costs related to new office and broadcast tower space.

Interest Expense, net
      Interest expense, net of interest income, was $3.2 million in the year ended December 31, 2004, as compared to $1.6 million in the year ended December 31, 2003, an increase of $1.6 million, or 97%. This increase was due primarily to:

•	A steady and continuing rise in interest rates over the two year period; and

•	A net increase in notes payable during 2004 of $15.4 million.

Gain on sale of assets
      The gain on sale of assets was $11.3 million in the year ended December 31, 2004, as compared to $3.1 million in the year ended December 31, 2003, an increase of $8.2 million, or 267%. The gain on sale in the year ended December 31, 2004, included a gain of $6.7 million from the sale of KQOK, an independent affiliate serving the Oklahoma City market. The sales price was $12.1 million consisting of $11.4 million in cash and a note of $0.7 million. Also, in the year ended December 31, 2004, EBC recorded a gain of $5.0 million when the original agreement to sell WPXS was deemed to be in default and the $5.0 million payment recognized as income. Subsequently, in the year ended December 31, 2005, the WPXS sale was consummated with the same party and the original $5.0 million payment was credited against the purchase price. The gain on sale in the year ended December 31, 2003, included a gain of $5.5 million from the sale of two radio stations, KLEC and KHTE, both located in the Little Rock market. The sales price was $8.0 million cash. Also included in the net gain was a charge of $1.3 million representing the loss incurred in returning the Arkansas Riverblades franchise to the East Coast Hockey League. Once EBC returned the franchise rights to the League it no longer had an investment in the Riverblades.

Losses from Joint Ventures
      In December 2004, EBC sold a majority interest in the Arkansas Twisters, an AFL2 football team, to a local investor. Prior to that date the financial activity of the Twisters was consolidated into EBC’s financial statements. Subsequent to that date EBC recorded it’s minority share of any income or loss reported by the Twisters as income or loss from joint ventures. Also, EBC owned approximately a one third interest in Spinner Network Systems, LLC, a specialized media delivery company, which it acquired in 2004. During the year ended December 31, 2004, EBC recognized losses from the Twisters of $100,700. During the year ended December 31, 2003, the Twisters was a wholly owned subsidiary and consolidated into EBC Also, during the year ended December 31, 2004, EBC recognized losses from Spinner of $190,000. Other losses from joint ventures during these time periods were immaterial.

Net loss
      The net loss was $6.1 million in the year ended December 31, 2004, as compared to $8.0 million in the year ended December 31, 2003, a decrease of $1.9 million, or 25%. This decrease was due to the items discussed above, primarily an increase in gain on sale of assets of $8.2 million.
Liquidity and Capital Resources

Current Financial Condition
      As of and for the nine month period ended September 30, 2006 compared to the nine month period ended September 30, 2005:

	For the Nine Month
	Period Ended
	September 30,

	2006	2005

	(In thousands)
Net cash used by operating activities	$(573)	$(10,329)
Net cash provided (used) by investing activities	(974)	2,010
Net cash provided by financing activities	(1,876)	7,881

Net decrease in cash and cash equivalents	$(1,474)	$(438)

	As of September 30,

	2006	2005

	(In thousands)
Cash and cash equivalents	$887	$935
Long term debt including current portion and lines of credit	57,674	53,801
Available credit under senior credit agreement	$—	$—

      As of and for the year ended December 31, 2005 compared to the year ended December 31, 2004:

	For the Year Ended
	December 31,

	2005	2004

	(In thousands)
Net cash used by operating activities	$(15,657)	$(14,191)
Net cash provided (used) by investing activities	3,061	(2,455)
Net cash provided (used) by financing activities	13,630	15,095

Net increase (decrease) in cash and cash equivalents	$1,034	$(1,551)

	As of December 31,

	2005	2004

	(In thousands)
Cash and cash equivalents	$2,254	$1,220
Long term debt including current portion and lines of credit	59,500	45,778
Available credit under senior credit agreement	$2,205	$3,181
      As of and for the year ended December 31, 2004 compared to the year ended December 31, 2003:

	For the Year Ended
	December 31,

	2004	2003

	(In thousands)
Net cash used by operating activities	$(14,191)	$(8,059)
Net cash provided (used) by investing activities	(2,455)	(4,399)
Net cash provided by financing activities	15,095	9,218

Net increase (decrease) in cash and cash equivalents	$(1,551)	$(3,240)

	As of December 31,

	2004	2003

	(In thousands)
Cash and cash equivalents	$1,220	$2,770
Long term debt including current portion and lines of credit	45,777	30,411
Available credit under senior credit agreement	3,181	2,218

      EBC’s cash flow is highly dependent upon the state of the advertising market and the public’s acceptance of television programming being broadcast on its stations, together with the advertisers continuing support of the television medium through their purchase of spot advertising on television programming. Any significant decline in the advertising market or performance, or acceptance of, such television programming by advertisers, could adversely impact EBC’s cash flows from operations.
      The growth of advertising revenue on Spanish language stations in the United States is critical to EBC’s cash flow and operating results. As noted elsewhere in this filing, EBC owns a number of television stations with Univision and Telefutura affiliations. The Spanish language market represents a significant component of EBC’s advertising revenues and anticipated revenues. EBC is particularly susceptible to any changes in the economic conditions in the Spanish language television market.
      In the past several years the growth in television advertising revenue in the Spanish language markets has out performed the television industry averages. There is no guarantee that this performance will continue. EBC does not receive any network compensation from any network, including Univision and Telefutura. Immediately following the merger, Univision and Telefutura will revise and execute new Affiliation Agreements for all existing television broadcast stations attributable to EBC that are Univision and Telefutura affiliates. These new agreements will contain substantially the same terms and conditions as the previous affiliation agreements, but will be renewed for 15 year terms beginning at the closing of the merger. The completion of these revised Affiliation Agreements is important to EBC and provides a greater level of assurance with regard to its continuation as a Hispanic broadcaster, which has a material impact on cash flows and results from operations.
      The principal ongoing uses of cash that affects EBC’s liquidity position include the following: the acquisition of and payments under syndicated programming contracts, capital and operational expenditures and interest payments on EBC’s debt. It should be noted that no principal is due on the senior credit facility until June 2010.
      Management believes that the combination of current cash balances, funds available under its revolving credit facility, anticipated proceeds from the sale of certain TV stations and existing cash balances of Coconut Palm, subsequent to the merger, will be adequate to provide for EBC’s working capital requirements, capital expenditures, and debt service for the foreseeable future.

Sources and Uses of Cash
For the nine month period ended September 30, 2006 as compared to the nine month period ended September 30, 2005:

Operating Activities
      Net cash used in operating activities for the nine month periods ending September 30, 2006 and 2005 was $0.6 million and $10.3 million, respectively. The reduction in net cash used by operating activities of $9.7 million was due primarily to the following factors:

•	Gross broadcast revenues were up $3.1 million, as discussed above.

•	Amounts totaling $9.5 million of cash was received as Deposits Held for Sale pending the sale of KPOU, which was finalized on September 30, 2006

•	Amounts totaling $1.0 million of cash was received as Deposits Held for Sale and reflecting deposits on options to purchase various EBC television stations.

•	A net decrease of $7.8 million in gains from the sale of intangibles between periods. EBC sold WPXS, in St. Louis, in June 2005 and recorded a gain of $8.4 million. EBC received $4.9 million in cash and three low power television stations with fair values totaling $14.7 million as consideration. In May 2006, EBC sold stations in Boise and Pocatello Idaho and recorded gains totaling $0.5 million. The sales price was $1.0 million in cash which was received at closing. In July 2006, EBC sold its station in Montgomery, Alabama, WBMM, for $1.9 million in cash and recorded a loss on the sale of $0.3 million. Other sales of various assets occurred but did not generate material gains or losses, or receipts of cash.

•	Operating expenses were up $2.2 million as further discussed above in Results of Operations.

•	Trade accounts receivable, net at September 30, 2006 was approximately $3.9 million as compared to $8.2 million at September 30, 2005, or a difference of $4.3 million. However, $4.0 million of the increase represents a short term receivable from the disposal of certain assets relative to the news production facilities in Davenport, IA. The increase for the nine month period ended September 30, 2006 was $0.3 million greater than the change in the comparable period the prior year. No specific event or set of circumstances outside normal business operations and conditions affected these changes.

•	Trade accounts payable and accrued expenses increased $0.8 million in the nine month period ended September 30, 2006 vs. an decrease of $0.2 million in the nine month period ended September 30, 2005. Trade accounts payable and accrued expenses totaled $4.4 million at September 30, 2006 as compared to a balance of $3.9 million at September 30, 2005, an increase of $0.5 million. No specific event or set of circumstances outside normal business operations and conditions affected these changes or balances.

•	The amortization of program broadcast rights was $4.4 million and $3.7 million in the nine month periods ended September 30, 2006 and 2005, respectively. However, of those amounts $3.4 million and $2.9 million, respectively, represented amortization of rights acquired via barter transactions and involved no cash activity.

Investing Activities
      Net cash provided by investing activities was $1.0 million in the nine month period ended September 30, 2006, a decrease of $1.0 million from the prior nine month period ended September 30, 2005, when $2.0 million was provided by investing activities. The following changes in investing activities were noted:

•	Capital expenditures decreased $0.3 million from $2.2 million in the nine month period ended September 30, 2005, to $1.9 million in the nine month period ended September 30, 2006. The capital expenditures in both nine month periods are indications of the continuing growth of EBC and do not include any single material event or set of circumstances.

•	Proceeds from the sale of broadcast stations, or related capital assets, was $5.3 million in the nine month period ended September 30, 2005 as compared to $3.1 million in the nine months ended September 30, 2006. As noted above EBC received $4.9 million in cash from the sale of WPXS in June 2005. In addition, EBC received $0.4 million from the sale of certain real estate in Casper, WY. Also as noted above, EBC received $1.0 million in the nine month period ended June 2006 from the sale of stations in Boise and Pocatello, ID and $1.9 million from the sale WBMM, the Montgomery station. In addition, EBC sold their station in Casper, WY, KTWO, but had previously received the majority of the sales price, or $1.0 million, which had been accounted for as a liability until closing occurred.

•	In the nine month period ended June 2005, EBC acquired a station, WGMU, located in Burlington, for approximately $0.7 million cash and a low power television license located in Amarillo, Texas for approximately $0.2 million. No material acquisitions of stations or broadcast licenses occurred in the nine month period ended September 30, 2006.

Financing Activities
      Net cash used by financing activities was $1.9 million in the nine month period ended September 30, 2006, compared to $7.9 million in the nine month period ended September 30, 2005. Proceeds from the Senior Credit Facility Revolver totaled $17.4 million and $14.2 million, in the nine month periods ended September 30, 2006 and 2005, respectively. Additionally, payments of $18.4 million and $5.0 million were made towards the Senior Credit Facility Revolver in the same nine month periods, respectively. The funds used to pay down the revolver originated from the $10.5 million deposit received on the KPOU transaction, the $1.0 million received from the sale of the Idaho stations, the $1.9 million received from the sale of the Montgomery station and the $6.0 million from the C Piece of the facility, all discussed above, and, in 2005, the $5.0 million down payment on WPXS, also discussed above. During the nine months ended September 2006, EBC amended the Senior Credit Facility and added the C Piece for $6.0 million. See “Debt Instruments and Related Covenants” below for further details on the Senior Credit Facility. The net proceeds in both nine month periods were primarily to finance EBC’s acquisition of television stations, increase the investment in broadcast equipment, and for general operating purposes, as further discussed above.

For the year ended December 31, 2005 as compared to the year ended December 31, 2004:

Operating Activities
      Net cash used in operating activities for the years ending December 31, 2005 and 2004 was $15.7 million and $14.2 million, respectively. The increase in net cash used by operating activities of $1.5 million was due primarily to the following factors.

•	Gross broadcast revenues were up $5.1 million, as discussed above.

•	A net decrease of $3.5 million in gains from the sale of intangibles between years. EBC sold WPXS, in St. Louis, in June 2005 and recorded a gain of $8.4 million. EBC received $4.9 million in cash and three low power television stations with fair values totaling $14.7 million as consideration. In March 2004, EBC received a down payment of $5.0 million towards the sale of WPXS. Prior to the closing the buyer defaulted on the agreement and EBC retained the $5.0 million and recorded a $5.0 million gain. As noted above, EBC subsequently sold WPXS in June 2005, to the same buyer, and the final sales price was adjusted to reflect the $5.0 million received in 2004. Additionally, in September 2004, EBC sold KQOK, a television station located in Oklahoma City for $11.4 million in cash and a note for $0.8 million payable in annual installments of $200,000 for five years. EBC recorded a gain on the sale of $6.7 million. Other sales of various assets occurred both in 2005 and 2004 but did not generate material gains or losses, or receipts of cash.

•	Operating expenses, net of Depreciation, Amortization and asset impairment, were up $4.4 million as further discussed above in Results of Operations.

•	In 2005, EBC recorded a one-time $1.7 million write down of certain indefinite-lived intangible assets. EBC entered into an agreement in 2005 to sell the FCC license and related broadcast assets of its station in Montgomery, Alabama, WBMM, for $2.0 million. This sales amount was approximately $1.7 million less than the aggregate book value of those assets held for sale. As a result, EBC recorded the impairment.

•	Trade accounts receivable at December 31, 2005 was approximately $0.6 million less than the balance at December 31, 2004, or $3.2 million as compared to $3.8 million. No specific event or set of circumstances outside normal business operations and conditions affected the changes.

•	Trade accounts payable and accrued expenses decreased approximately $0.5 million in the year ended December 31, 2005 as compared to an increase of $0.4 million in the year ended December 31, 2004. Trade accounts payable and accrued expenses totaled $3.6 million at December 31, 2005 as compared to a balance of $4.1 million at December 31, 2004, a decrease of $0.5 million. No specific event or set of circumstances outside normal business operations and conditions had any material effect on these changes or balances.

•	The amortization of program broadcast rights was $5.1 million and $3.9 million in the year ended December 31, 2005 and 2004, respectively. However, of those amounts $4.0 million and $2.9 million, respectively, represented amortization of rights acquired via barter transactions and involved no cash activity.

Investing Activities
      Net cash provided by investing activities was $3.1 million in the year ended December 31, 2005, an increase of $5.6 million from the prior year ended December 31, 2004, when $2.5 million was used by investing activities. The following changes in investing activities were noted:

•	Capital expenditures decreased $6.8 million from $9.2 million in the year ended December 31, 2004, to $2.4 million in the year ended December 31, 2005. In 2005 EBC’s capital expenditures were for numerous individually non-material purchases of broadcast equipment, office equipment and various other items of equipment. In 2004 EBC spent approximately $3.0 to expand their master control facility located in Little Rock, Arkansas and $6.2 million on various other purchases of broadcast equipment and other equipment at multiple broadcasting sites around the country.

•	Proceeds from the sale of broadcast stations, or related capital assets, was $6.0 million in the year ended December 31, 2005 as compared to $17.0 million in the year ended December 31, 2004. As noted above EBC received $4.9 million in cash from the sale of WPXS in June 2005. In addition, EBC received $0.8 million from the sale of certain real estate in Casper, Wyoming. As noted above in “Operating Activities”, EBC received $5.0 million as a down payment on WPXS in 2004. In September 2004, EBC sold KQOK, a television station located in Oklahoma City, Oklahoma for $11.4 million in cash and a note for $0.8 million payable in annual installments of $200,000 for five years.

•	In 2005 EBC paid $0.7 million for a television station, WGMU, located in Burlington, Vermont, $0.2 million for a low power television station located in Amarillo, Texas and $0.1 as final payment towards the purchase of one Class A and two low power television stations in Ft. Myers and Naples, Florida. The initial payment for the Florida stations of $0.8 million was made in 2004. In 2004 EBC paid $5.0 million in cash for three television stations located in Syracuse and Buffalo, New York, and Cedar Rapids, Iowa, respectively. In addition EBC issued 500,000 shares of its Class A common stock to the seller. Also, in 2004 EBC paid $2.5 million for two Class A low power television stations, one located in Detroit, Michigan and the other in Minneapolis, MN.

•	In January 2004, EBC acquired the assets of Independent News Network, Inc. located in Davenport, Iowa for $3.0 million in cash and the issuance of 100,000 shares of EBC Class A common stock.

Financing Activities
      Net cash provided by financing activities was $13.6 million in the year ended December 31, 2005, compared to $2.2 million in the year ended December 31, 2004. Proceeds from the senior credit facility revolver totaled $19.8 million and $25.7 million, in the years ended December 31, 2005 and 2004, respectively. Additionally, payments of $5.1 million and $11.4 million were made towards the senior credit facility revolver in the same years ended, respectively. See “Debt Instruments and Related Covenants” below for further details on the senior credit facility. The net proceeds in both years were primarily to finance EBC’s acquisition of television stations, increase the investment in broadcast equipment, and for general operating purposes, as further discussed elsewhere.
      Net cash provided by financing activities was $13.6 million in 2005 compared to $15.1 million in 2004. Proceeds from notes payable, net of repayments, in 2005 were $13.7 million compared to $15.4 million in 2004, a decrease of $1.7 million. The net proceeds in both years were primarily to finance EBC’s acquisition of television stations, increase the investment in broadcast equipment, and for general operating purposes. During the year ended December 31, 2004, EBC raised $2.0 million from the issuance of 266,667 shares of Class B common stock. Also, during 2004, EBC repurchased those shares for $2.0 million and purchased 33,334 shares of Class A common stock for $250,000.
For the year ended December 31, 2004 as compared to the year ended December 31, 2003:

Operating Activities
      Net cash used in operating activities for the years ending December 31, 2004 and 2003 was $14.2 million and $8.1 million, respectively. The increase in net cash used by operating activities of $6.1 million was due primarily to the following factors.

•	Gross broadcast revenues were up $2.8 million, as discussed above. Also as noted above, the station in Casper, Wyoming, KTWO, lost its NBC affiliation in 2003. This resulted in a loss of revenue for that station of approximately $2.4 million from 2003 to 2004. The increase of $2.8 million is net of that loss of revenue at KTWO.

•	A net increase of $8.2 million in gains from the sale of intangibles between years. In March 2004, EBC received a down payment of $5.0 million towards the sale of WPXS, a station in St. Louis, Missouri. Prior to the closing the buyer defaulted on the agreement and EBC retained the $5.0 million and recorded a $5.0 million gain. As noted above, EBC subsequently sold WPXS in June 2005, to the same buyer, and the final sales price was adjusted to reflect the $5.0 million received in 2004. Additionally, in September 2004, EBC sold KQOK, a television station located in Oklahoma City for $11.4 million in cash and a note for $0.8 million payable in annual installments of $200,000 for five years. EBC recorded a gain on the sale of $6.7 million. In January 2003, EBC sold 2 FM radio stations located in Central Arkansas for $8.0 million cash. EBC recorded a gain on the sale of $5.5 million. Additionally, in February 2003, EBC transferred three low power television station construction permits located in Provo, Utah, Norman, Oklahoma and Destin, Florida to settle issues relative to a previous asset purchase agreement. EBC recorded a loss on the disposal of $1.0 million. Additionally, in June 2003, EBC returned a franchise it owned to the East Coast Hockey League because it no longer intended to operate the franchise. It was a non-cash event and resulted in a loss of $1.3 million being recorded. Additionally, in December 2003, EBC transferred two low power television stations located in Nashville, Tennessee and Honolulu, Hawaii in order to settle a dispute. A loss was recorded on the transaction of $312,000. Other sales of various assets occurred both in 2004 and 2003 but did not generate material gains or losses, or receipts of cash.

•	Operating expenses, net of Depreciation, Amortization, were up $6.9 million as further discussed above in Results of Operations.

•	Trade accounts receivable at December 31, 2004 was approximately $0.7 million greater than the balance at December 31, 2003, or $3.9 million as compared to $3.2 million. No specific event or set of circumstances outside normal business operations and conditions affected the changes.

•	Trade accounts payable and accrued expenses increased approximately $0.2 million in the year ended December 31, 2004 as compared to an increase of $0.5 million in the year ended December 31, 2003. Trade accounts payable and accrued expenses totaled $4.1 million at December 31, 2004 as compared to a balance of $3.9 million at December 31, 2003, a decrease of $0.2 million. No specific event or set of circumstances outside normal business operations and conditions had any material effect on these changes or balances.

•	The amortization of program broadcast rights was $3.9 million and $2.8 million in the year ended December 31, 2004 and 2003, respectively. However, of those amounts $3.2 million and $2.0 million, respectively, represented amortization of rights acquired via barter transactions and involved no cash activity.

Investing Activities
      Net cash used by investing activities was $2.5 million in the year ended December 31, 2004, a decrease of $1.9 million from the prior year ended December 31, 2003, when $4.4 million was used by investing activities. The following changes in investing activities were noted:

•	Capital expenditures increased $2.5 million from $6.7 million in the year ended December 31, 2003, to $9.2 million in the year ended December 31, 2004. In 2004 EBC spent approximately $3.0 million to expand their master control facility located in Little Rock, Arkansas and $6.2 million on various other purchases of broadcast equipment and other equipment at multiple broadcasting sites around the country. In 2003 EBC spent approximately $3.2 million to expand their master control and uplink facility located in Little Rock, Arkansas and $3.5 million on various other purchases of broadcast equipment and other equipment at multiple broadcasting sites around the country.

•	Proceeds from the sale of broadcast stations, or related capital assets, was $17.0 million in the year ended December 31, 2004 as compared to $13.6 million in the year ended December 31, 2003. As noted above in “Operating Activities,” EBC received $5.0 million as a down payment on WPXS in 2004. In September 2004, EBC sold KQOK, a television station located in Oklahoma City, Oklahoma for $11.4 million in cash and a note for $0.8 million payable in annual installments of $200,000 for five years. Also as noted above in “Operating Activities,” EBC received $8.0 million from the sale of two radio stations in January 2003.

•	The down payment for one Class A and two low power television stations located in Ft. Myers and Naples, Florida of $0.8 million was made in 2004. Also in 2004 EBC paid $5.0 million in cash for three television stations located in Syracuse and Buffalo, New York, and Cedar Rapids, Iowa, respectively. In addition EBC issued 500,000 shares of its Class A common stock to the seller. Also, in 2004 EBC paid $2.5 million for two Class A low power television stations, one located in Detroit, Michigan and the other in Minneapolis, MN. In December 2003 EBC paid $2.0 million towards the purchase of a television news production company located in Davenport, Iowa. Also, in 2003, EBC paid $1.0 million for a full power television station located in Panama City, Florida and $0.3 million for a construction permit for a full power television station in Scotts Bluff, Nebraska, and approximately $0.7 million for various other low power television stations and television station construction permits located throughout the United States.

•	In January 2004, EBC acquired the assets of Independent News Network, Inc. located in Davenport, Iowa for $3.0 million in cash and the issuance of 100,000 shares of EBC Class A common stock. As noted above, $2.0 million of the cash payment was made in December 2003.

Financing Activities
      Net cash provided by financing activities was $15.1 million in the year ended December 31, 2004, compared to $9.2 million in the year ended December 31, 2003. Proceeds from the senior credit facility revolver totaled $33.0 million and $11.8 million, in the years ended December 31, 2004 and 2003, respectively. Additionally, payments of $18.6 million and $0 million were made towards the senior credit facility revolver in the same years ended, respectively. See “Debt Instruments and Related Covenants” below for further details on the senior credit facility. During the year ended December 31, 2004, EBC raised $2.0 million from the issuance of 266,667 shares of Class B common stock. Also, during 2004, EBC repurchased those shares for $2.0 million and purchased 33,334 shares of Class A common stock for $250,000. In 2003 EBC purchased 36,666 of its Class A common stock for $275,000. The net proceeds in both years were primarily to finance EBC’s acquisition of television stations, increase the investment in broadcast equipment, and for general operating purposes, as further discussed elsewhere.
Income Taxes
      EBC and its subsidiaries file a consolidated federal income tax return and such state and local tax returns as are required. Based on the net operating loss available for carryforward at December 31, 2005, of $75.1 million EBC does not expect to pay any significant amount of income taxes in the next several years. However, on a post-merger basis with Coconut Palm, certain changes in ownership could trigger limitations in the availability of EBC’s net operating loss carry forwards.
Debt Instruments and Related Covenants
      The senior credit facility with Wells Fargo Foothill, Inc. and SPCP Group, LLC, and affiliates, as lenders, provides EBC with: a $20 million Term A loan facility; a $9.5 million Term B loan facility; a $6 million Term C loan facility; and a $30,962,500 revolving credit facility. The Term A & B loans, if repaid cannot be redrawn and if repaid before maturity have applicable declining prepayment penalties. The revolving credit facility may be drawn and repaid without penalty. As of September 30, 2006, the Term A loan is outstanding, the Term B loan has not been drawn against, the Term C loan has been repaid in full and $25.6 million is outstanding on the revolver. Since the terms of the revolver include a $5.0 million reserve, which cannot be drawn, and the collateral pool of assets that secure all the senior facility was reduced with the disposal of WBMM, the Montgomery station, the remaining funds available under the revolver at September 30, 2006, of $0.4 million are not available to draw. All loans are due in June 2010, unless certain asset sales occur, as identified per the credit agreement, whereby net cash proceeds from such sales shall be applied ratably to the obligations as outlined in the credit agreement. There is an exception that allows sales proceeds to be reinvested in approved acquisitions within a 180 day period following receipt. This exception applied to sales subject to pre-approval by the lender, at minimum sale prices, and included stations which were not considered core growth properties. The net cash proceeds received were to be applied to reduce any outstanding balance on the revolving credit facility but could be redrawn for working capital or future acquisitions. Availability of funds under the revolving credit facility is subject to appraised value of assets serving as collateral reaching minimum levels established in the credit facility documents, and the maximum amount that may be advanced under the credit facility is limited to 45% of aggregate appraised value. To date, no asset sales have been necessitated for purposes of paying down EBC’s obligations under the credit facility. All loans are subject to interest rates based on either LIBOR or Base Rates, also as defined in the agreement. At September 30, 2006, the applicable rates ranged from 12.33% to 14.25%.
      The senior credit facility is collateralized by substantially all of the assets, including real estate, of EBC and its subsidiaries. In addition, most of EBC’s subsidiaries are joint and several guarantors of the obligations and EBC’s ownership interests in its subsidiaries are pledged to collateralize the obligations. The loan agreement contains certain restrictive provisions which include, but are not limited to, requiring EBC to achieve certain revenue and earnings goals, limiting the amount of annual capital investments, incur additional indebtedness, make certain acquisitions and investments, sell assets or make other restricted payments, including dividends (all are as defined in the loan agreement and subsequent amendments.) A violation of covenant language, if not waived, could result in acceleration of the indebtedness. Over a four year period, EBC has been in violation of the EBITDA covenants on two occasions, however, these violations were subsequently waived and no current violations exist. In addition, on one occasion EBC was in violation of its capital expenditure covenant. This violation was also subsequently waived.
Inflation
      Management does not believe that inflation has had a material impact on operations to date, nor is inflation expected to have a material effect on operations in the near future. However, there can be no assurances that a high rate of inflation in the future would not have an adverse impact on our operating results and increase borrowing costs.
Off-Balance Sheet Arrangements
      EBC does not have any off-balance sheet arrangements.
Contractual Obligations as of December 31, 2005

	Payments Due by Period

		Less than			More than
		1 Year	1-3 Years	3-5 Years	5 Years
	Total	(2006)	(2007-2008)	(2009-2010)	(after 2010)

	(In thousands)
Long-term debt obligations(1)	$59,498	$3,282	$2,555	$52,043	$1,618
Capital lease obligations(2)	55	31	24
Operating lease obligations(3)	8,046	1,570	2,425	1,425	2,626
Program rights(4)	3,243	1,673	1,086	385	99

	$70,842	$6,556	$6,090	$53,853	$4,343

(1)	“Long-term debt obligations” represent the current and all future payments of obligations under long-term borrowings referenced in FASB Statement of Financial Accounting Standards No. 47 Disclosure of Long-Term Obligations, as may be modified or supplemented. This obligation consists primarily of obligations under EBC’s senior credit facility. These amounts are recorded as liabilities as of the current balance sheet date.

(2)	“Capital lease obligations” represent payment obligations under non-cancelable lease agreements classified as capital leases and disclosed pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases, as may be modified or supplemented. These amounts are recorded as liabilities as of the current balance sheet date.

(3)	“Operating lease obligations” represent payment obligations under non-cancelable lease agreements classified as operating leases and disclosed pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases, as may be modified or supplemented. These amounts are not recorded as liabilities as of the current balance sheet date.

(4)	“Program rights” represent obligations for syndicated television programming.
      The above table does not include cash requirements for the payment of any dividends that our board of directors may decide to declare in the future on our Coconut Palm Series A preferred stock. See Note 10 to the 2005 consolidated financial statements.
Related Party Transactions
      Arkansas Media owned 75% of EBC’s Class B common shares outstanding at September 30, 2006 and 2005, and at December 31, 2005 and 2004. The owners of Arkansas Media hold management and board of director positions with EBC. In addition to the transactions noted below, Arkansas Media has, at times, acted as the broker on behalf of EBC and others that hold rights to broadcast construction permits which they wish to sell. Arkansas Media also owns three television stations which were operated by EBC on a fee basis under local marketing agreements.
      Management fees and commissions of $1.2 million and $1.1 million in the nine month periods ended September 30, 2006 and 2005, respectively, and $1.470 million, $1.351 million and $1.233 million in fiscal years 2005, 2004 and 2003, respectively, were incurred for services rendered to EBC by Arkansas Media and its affiliates. Operating fees incurred under local marketing agreements with Arkansas Media totaled $72,000 and $72,000 in the nine month periods ended September 30, 2006 and 2005, respectively and $96,000, $96,000 and $36,000 in fiscal years 2005, 2004 and 2003, respectively.
      Other related party activities were immaterial to EBC’s financial position and results of operations.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require EBC to make estimates and assumptions about future events and their impact on amounts reported in EBC’s consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from EBC’s estimates. Such differences may be material to the consolidated financial statements.
      EBC believes its application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, EBC has found its application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.
      EBC’s accounting policies are more fully described in Note 2 “Summary of Significant Accounting Policies” in the “Notes to the Consolidated Financial Statements,” included elsewhere in this prospectus/proxy statement EBC has identified the following critical accounting policies:

Program Rights and Contract Costs
      Program rights represent costs incurred for the right to broadcast certain features and syndicated television programs. Program rights are stated at the lower of unamortized cost or estimated realizable value. The cost of such program rights and the corresponding liability are recorded when the initial program becomes available to broadcast under the contract. Generally, program rights are amortized over the life of the contract on a per broadcast usage basis. The portion of the cost estimated to be amortized within one year and after one year, is reflected in the consolidated balance sheets as current and non-current assets, respectively. The gross payments under these contracts that are due within one year and after one year are similarly classified as current and non-current liabilities.
      Certain program contracts provide that EBC may exchange advertising airtime in lieu of cash payments for the rights to broadcast certain television programs. The average estimated fair value of the advertising time available in each contract program is recorded as both a program right, an asset, and, correspondingly, as deferred barter revenue, a liability. The current and non-current portion of each are determined as noted above. As the programs are aired and advertising time used, both program rights and unearned revenue are amortized, correspondingly, based on a per usage basis of the available commercial time, to both program expense and broadcast revenue.

Valuation of Intangible Assets, Goodwill and Long-lived Assets
      EBC classifies intangible assets as either finite-lived or indefinite-lived. Indefinite-lived intangibles consist of FCC broadcasting licenses and goodwill which are not subject to amortization, but are tested for impairment at least annually.
      At least annually, EBC performs an impairment test for indefinite-lived intangibles and goodwill using various valuation methods to determine the asset’s fair value. Certain assumptions are used in determining the fair value, including assumptions about EBC’s businesses, market conditions, station operating performance and legal factors. Additionally, the fair values can be significantly impacted by other factors including market multiples and long-term interest rates that exist at the time the impairment analysis is performed.
      EBC reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicated that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to fair value, which is determined using quoted market prices or estimates based on the best information available using valuation techniques acceptable in the industry. Management uses third-party, independent appraisals of all stations and operations which are updated on a regular basis upon which it bases its estimate of fair value.

Revenue Recognition
      The Company’s primary source of revenue is the sale of television time to advertisers. Revenue is recorded when the advertisements are broadcast. Deferred revenue consists of monies received for advertisements not yet broadcast. The revenues realized from barter arrangements are recorded as the programs are aired and at the estimated fair value of the advertising airtime given in exchange for the program rights. Additional broadcast revenue includes uplink services to other media companies under contractual arrangements in which revenues are recognized as services are provided pursuant to the respective agreement.
      The revenue recorded from these uplink services, as provided to other media companies through EBC’s wholly owned subsidiary, C.A.S.H. Services, Inc. (“C.A.S.H.”), typically consists of one or more of the following component aspects provided by C.A.S.H. including, but not limited to, access to EBC’s available satellite bandwidth, master control services, access to EBC’s traffic software and services provided by EBC’s traffic personnel. All of these component aspects of the agreement, however, are delivered simultaneously to provide the service of uplinking the client’s television signal. The revenue, as defined in each agreement, is recognized as the collective service is provided, which is when the uplink service occurs, which is typically non-stop, twenty-four hours a day as long as the agreement is in force. Once the service is provided, EBC has no further post-delivery obligation. Each individual agreement is negotiated regarding the components of the uplink service to be provided based upon the cost of those components and the needs of the client. Additionally, the Company will on occasion charge a “start-up” fee to new C.A.S.H. clients. This revenue is recognized ratably over the term of the respective agreements. Until September, 2005, EBC provided broadcast based services to various third parties, consisting of the production and delivery, via satellite, of local news shows. Broadcast revenue from those services was recognized as the shows were aired, or as uplink services were provided. No such services were provided to third-parties in 2006, due to the fact that EBC fully utilized its news production and delivery capacity for internal purposes and, as such, no revenue was recorded in 2006.

Income taxes
      In establishing deferred income tax assets and liabilities, EBC makes judgments and interpretations based on enacted tax laws and published tax guidance applicable to its operations. EBC records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce deferred tax assets to realizable amounts. Changes in EBC’s valuation of the deferred tax assets or changes in the income tax provision may affect its annual effective income tax rate. As of September 30, 2006, and December 31, 2005, 2004 and 2003, valuation allowances have been provided for the entire amount of our available federal and state net operating loss carryovers.

Stock-Based Compensation
      EBC uses the intrinsic value method of accounting for employee stock options in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and has adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure,” which requires pro forma disclosure of the impact of using the fair value of the option at date of grant method. In December 2004, FASB issued SFAS No. 123R, “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion 25. SFAS No. 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense. The accounting provisions of SFAS No. 123R are effective for EBC beginning in the first quarter of fiscal year 2006.
      To calculate fair value, and in compliance with SFAS No. 123’s disclosure requirements, EBC used risk free interest for the estimated life of the option and 0% volatility, the minimum-value method. According to paragraph No. 83 of SFAS 123R, nonpublic entities, such as EBC, that used the minimum value method of measuring equity share options for either recognition or pro forma disclosure purposes under SFAS No. 123 shall apply SFAS No. 123R prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date, January 1, 2006. Such entities shall continue to account for any portion of awards outstanding at the date of the initial application, or January 1, 2006 for EBC, using the accounting principles originally applied to those awards. Accordingly, the adoption of SFAS No. 123R will have no impact on the consolidated results of operations and net income (loss) per share for any year with respect to any awards outstanding as of the date of adoption. Any awards occurring on January 1, 2006, or subsequent will be accounted for per the terms and conditions as set forth in SFAS 123R. As of September 30, 2006, no awards of share-based compensation had occurred since the date of adoption.
Recent Accounting Pronouncements
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. EBC does not expect the adoption of FIN 47 to have a material effect on its consolidated financial statements.
      In June 2006, FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes (as amended) clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation gives guidance on the derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. EBC has not yet determined the impact of the adoption of FIN 48 on its consolidated financial statements. However, it does not expect it to have a material impact on the consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for EBC. EBC is still in the process of evaluating the requirements of SFAS 157 and has not yet determined the impact, if any, on its consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”). SFAS 158 requires recognition of the overfunded or underfunded status of a benefit postretirement plan in the statement of financial position, as well as recognition of changes in that funded status through comprehensive income in the year in which they occur. SFAS 158 also requires a change in the measurement of a plan’s assets and benefit obligations as of the end date of the employer’s fiscal year. SFAS 158 is effective for the fiscal years ending after December 31, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. As EBC has never had any defined benefit plans or unfunded liabilities, the adoption of this standard is not expected to have any impact on its consolidated financial statements.
      In September 2006, the SEC issued Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. EBC does not expect the adoption of SAB 108 to have a material impact on its consolidated financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General
      EBC is exposed to market risk from changes in domestic and international interest rates (i.e. prime and LIBOR). This market risk represents the risk of loss that may impact the financial position, results of operations and/or cash flows of EBC due to adverse changes in interest rates. This exposure is directly related to our normal funding activities. EBC does not use financial instruments for trading and as of September 30, 2006, was not a party to any interest-rate derivative agreements.
Interest Rates
      At September 30, 2006, the entire outstanding balance under our credit agreement, approximately 79% of EBC’s total outstanding debt (credit agreement, lines of credit, asset purchase loans, real estate mortgage, etc.) bears interest at variable rates. The fair value of EBC’s fixed rate debt is estimated based on current rates offered to EBC for debt of similar terms and maturities and is not estimated to vary materially from its carrying value.
      Based on amounts outstanding at September 30, 2006, if the interest rate on EBC’s variable debt were to increase by 1.0%, its annual interest expense would be higher by approximately $0.6 million.

INFORMATION ABOUT COCONUT PALM
BUSINESS

General
      Coconut Palm is a blank check company organized under the laws of the State of Delaware on April 29, 2005 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. The registration statement for its initial public offering (“IPO”) was declared effective on September 8, 2005 pursuant to which Coconut Palm sold 10,000,000 units on September 14, 2005. On September 19, 2005, Coconut Palm consummated the closing of the 1,500,000 units which were subject to an over-allotment option. Each unit consists of one share of common stock, $.0001 par value per share, and two warrants, each to purchase one share of common stock. The units were sold at an offering price of $6.00 per unit, generating gross proceeds of $69,000,000. Coconut Palm received net proceeds of approximately $63,608,000 from the IPO.
      Prior to executing the merger agreement with EBC, Coconut Palm’s efforts have been limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Offering Proceeds Held in Trust
      Coconut Palm’s net proceeds from the sale of Coconut Palm’s units were approximately $63,608,000. Of this amount, $62,620,000 was deposited in trust and the remaining $988,044 was held outside of the trust. The proceeds held outside the trust are available to be used by Coconut Palm, and are being used by Coconut Palm, to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Coconut Palm evaluated a number of candidates before moving forward with EBC. If the merger with EBC is not consummated, Coconut Palm may not have enough time or resources to continue searching for an alternative target. In the event the merger with EBC is not consummated Coconut Palm would, if able, continue to conduct a search for a possible candidate in accordance with the criteria as previously disclosed in Coconut Palm’s publicly available filings with the SEC.
      The trust account will not be released until the earlier of the consummation of a business combination or the liquidation of Coconut Palm. If the merger with EBC is consummated, the trust account will be released to Coconut Palm, less amounts paid to stockholders of Coconut Palm who do not approve the merger and elect to convert their shares of common stock into their pro-rata share of the trust account.

Fair Market Value of Target Business
      The initial target business that Coconut Palm acquires must have a fair market value equal to at least 80% of Coconut Palm’s net assets at the time of such acquisition. The fair market value will be determined by Coconut Palm’s board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. Coconut Palm would not be required to obtain an opinion from an investment banking firm as to the fair market value if Coconut Palm’s board of directors independently determines that the target business has sufficient fair market value. Coconut Palm’s board of directors determined that the 80% net asset test was met in connection with its acquisition of EBC. In addition, subsequent to the execution of the merger agreement, Coconut Palm has obtained a fairness opinion from Morgan Joseph that the consideration to be paid by Coconut Palm pursuant to the merger agreement is fair to Coconut Palm from a financial point of view.

Stockholder Approval of Business Combination
      Coconut Palm will proceed with a business combination only if a majority of all of the outstanding shares of Coconut Palm are voted in favor of the business combination. In addition, Coconut Palm’s founding stockholder, RPCP Investments, an affiliate of our officers and directors, which purchased or received shares of common stock prior to Coconut Palm’s initial public offering, presently owns an aggregate of approxi-

mately 17.9% of the outstanding shares of Coconut Palm common stock, and this stockholder has agreed to vote the shares acquired prior to the public offering in accordance with the vote of the majority in interest of all other Coconut Palm stockholders on the merger proposal. If the holders of 20% or more of Coconut Palm’s common stock issued in its initial public offering vote against the merger proposal and demand that Coconut Palm convert their shares into, their pro rata share of the trust account, then Coconut Palm will not consummate the merger. In this case, Coconut Palm would be able to present another potential business combination to its stockholders, subject to the time limitations set forth below.

Conversion Rights
      Each stockholder who holds shares of Coconut Palm common stock issued in the initial public offering has the right to have his, her or its shares of common stock converted to cash if he votes against the merger and the merger is approved and completed.
      The actual per-share conversion price will be equal to the amount in the trust account, inclusive of any interest, as of the record date for determination of stockholders entitled to vote on the business combination, divided by the number of shares sold in Coconut Palm’s initial public offering. The initial per-share conversion price would be equal to approximately $5.62 per share as of September 30, 2006, for each share that is eligible to participate in the funds held in the trust account. An eligible stockholder may request conversion on the proxy card, but the request will not be granted unless the stockholder votes against the merger and the merger is approved and completed. Any request for conversion by proxy prior to the date of the special meeting, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to stockholders who elect conversion will be distributed promptly after completion of the merger. Any public stockholder who converts their stock into their share of the trust account still has the right to exercise the warrants that they received as part of the units in the initial public offering. Coconut Palm will not complete the merger if the eligible stockholders, owning 20% or more of the shares sold in the initial public offering, exercise their conversion rights.

Liquidation if No Business Combination
      Coconut Palm’s certificate of incorporation provides for mandatory liquidation of Coconut Palm in the event that Coconut Palm does not consummate a business combination within 18 months from the date of consummation of its IPO, or 24 months from the consummation of the IPO if certain extension criteria have been satisfied. Such dates are March 14, 2007 and September 14, 2007, respectively. Coconut Palm signed the merger agreement with EBC on April 7, 2006.
      We have agreed with the trustee to promptly adopt a plan of dissolution and liquidation and initiate procedures for our dissolution and liquidation if we do not effect a business combination within 18 months after consummation of our initial public offering (or within 24 months after the consummation of the initial public offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of our initial public offering and the business combination related thereto has not been consummated within such 18-month period). The plan of dissolution will provide that we liquidate all of our assets, including the trust account, and after reserving amounts sufficient to cover our liabilities and obligations and the costs of dissolution and liquidation, distribute those assets solely to our public stockholders. As discussed below, the plan of dissolution and liquidation will be subject to stockholder approval.
      Upon the approval by our stockholders of our plan of dissolution and liquidation, we will liquidate our assets, including the trust account, and after reserving amounts sufficient to cover our liabilities and obligations and the costs of dissolution and liquidation, distribute those assets solely to our public stockholders. Our initial stockholder, RPCP Investments, and our officers and directors to the extent that they receive shares upon distribution from RPCP Investments, has waived its right to participate in any liquidating distributions occurring upon our failure to consummate a business combination with respect to those shares of common stock acquired by it prior to completion of our initial public offering and have agreed to vote all of its shares in favor of any such plan of dissolution and liquidation. We estimate that, in the event we liquidate the trust account, our public stockholders will receive approximately $5.62 (as of September 30, 2006) per share (net of taxes payable on such interest). We expect that all costs associated with implementing a plan of dissolution and liquidation as well as payments to any creditors will not be able to be funded by the proceeds of our initial public offering not held in the trust account and cannot assure you that any of those funds will be available for such purposes. Accordingly, if we do not have sufficient or any funds for those purposes, the amount distributed to our public stockholders will be less than $5.62 per share as a result of the trust account being reduced to satisfy the costs associated with a liquidation.
      To mitigate the risk of the amounts in the trust account being reduced by the claims of creditors:

•	Prior to completion of a business combination, we will attempt to seek to have all vendors, prospective target businesses and other entities, which we refer to as potential contracted parties or a potential contracted party, execute valid and enforceable agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third party that has refused to execute a waiver would be the engagement of a third party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services similar in talent willing to provide the waiver.

•	RPCP Investments has agreed to be personally liable to cover the potential claims made by such party but only if, and to the extent that, the claims otherwise would reduce the trust account proceeds payable to our public stockholders in the event of a dissolution and liquidation and the claims were made by that party for services rendered or contracted for or products sold to us.
      There is no guarantee that vendors, prospective target business, or other entities will execute such agreements, or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. Based on representations made to us by RPCP Investments, we currently believe it is of substantial means and capable of funding a shortfall in our trust account to satisfy their foreseeable indemnification obligations, but we have not asked it to reserve for such an eventuality. Despite our belief, we cannot assure you that it will be able to satisfy those obligations. The indemnification obligations may be substantially higher than it currently foresees or expects and/or its financial resources may deteriorate in the future. As a result, the steps outlined above may not effectively mitigate the risk of creditors’ claims reducing the amounts in the trust account.
      Furthermore, creditors may seek to interfere with the distribution of the trust account pursuant to federal or state creditor and bankruptcy laws which could delay the actual distribution of such funds or reduce the amount ultimately available for distribution to our public stockholders. If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public stockholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders the liquidation amounts they might otherwise receive.
      As required under Delaware law, we will seek stockholder approval for any plan of dissolution and liquidation. We currently believe that any plan of dissolution and liquidation subsequent to the expiration of the 18 and 24 month deadlines would proceed in approximately the following manner (subject to our agreement to take earlier action as described below):

•	our board will, consistent with its obligations described in our certificate of incorporation to dissolve, prior to the passing of such deadline, convene and adopt a specific plan of dissolution and liquidation, which it will then vote to recommend to our stockholders; at such time we will also prepare a preliminary proxy statement setting out such plan of dissolution and liquidation as well as the board’s recommendation of such plan;

•	upon such deadline (or earlier as described below), we would file our preliminary proxy statement with the Securities and Exchange Commission (the “SEC”);

•	if the SEC does not review the preliminary proxy statement, then, 10 days following the filing date, we will file a definitive proxy statement with the SEC and will mail the definitive proxy statement to our stockholders, and 30 days following the mailing, we will convene a meeting of our stockholders, at which they will either approve or reject our plan of dissolution and liquidation; and

•	if the SEC does review the preliminary proxy statement, we currently estimate that we will receive their comments approximately 30 days following the filing of the preliminary proxy statement. We will mail a definitive proxy statement to our stockholders following the conclusion of the comment and review process (the length of which we cannot predict with any certainty, and which may be substantial) and we will convene a meeting of our stockholders as soon as permitted thereafter.

      In addition, if we seek approval from our stockholders to consummate a business combination within 90 days of the expiration of the 18 and 24 month deadlines after the consummation of our initial public offering, the proxy statement related to such business combination will also seek stockholder approval for our board’s recommended plan of dissolution and liquidation, in the event our stockholders do not approve such business combination. If no proxy statement seeking the approval of our stockholders for a business combination has been filed 30 days prior to the date that is either 18 or 24 months after the consummation of our initial public offering, our board will, prior to such date, convene, adopt and recommend to our stockholders a plan of dissolution and liquidation and, on such date, file a proxy statement with the SEC seeking stockholder approval for such plan.
      In the event that we seek stockholder approval for a plan of dissolution and liquidation and do not obtain such approval, we will nonetheless continue to take all reasonable actions to obtain stockholder approval for our dissolution. Pursuant to the terms of our certificate of incorporation, our purpose and powers following the expiration of the permitted time periods for consummating a business combination will automatically be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation. Following the expiration of such time periods, the funds held in our trust account may not be distributed except upon our dissolution and, unless and until such approval is obtained from our stockholders, the funds held in our trust account will not be released. Consequently, holders of a majority of our outstanding stock must approve our dissolution in order to receive the funds held in our trust account, and the funds will not be available for any other corporate purpose. RPCP Investments has agreed to vote all the shares of common stock held by it in favor of the dissolution. We cannot assure you that our stockholders will approve our dissolution in a timely manner or will ever approve our dissolution. As a result, we cannot provide investors with assurances of a specific time frame for our dissolution and distribution.
      We expect that our total costs and expenses associated with the implementing and completing our stockholder-approved plan of dissolution and liquidation will be in the range of $50,000 to $100,000. This amount includes all costs and expenses related to filing our dissolution in the State of Delaware, the winding up of our company and the costs of a proxy statement and meeting relating to the approval by our stockholders of our plan of dissolution and liquidation.
      Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that a corporation makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to make liquidating distributions to our public stockholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, our public stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our public stockholders will likely extend beyond the third anniversary of such dissolution. Because we will not be complying with Section 280, we will seek stockholder approval to comply with Section 281(b) of the Delaware General Corporation Law, requiring us to adopt a plan of dissolution that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims, and (iii) all claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As described above, we seek to have all vendors and prospective target businesses execute valid and enforceable agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account and to date have entered into such agreements with Royal Palm. As a result, we believe the claims that could be made against us will be significantly reduced and the likelihood that any claim that would result in any liability extending to the trust will be limited.

Employees
      Coconut Palm has five executive officers. These individuals are not obligated to devote any specific number of hours to Coconut Palm matters and intend to devote only as much time as they deem necessary to Coconut Palm affairs. The amount of time they will devote in any time period will vary based on the availability of suitable target businesses to investigate, although Coconut Palm expects each of Messrs. Rochon, Ruff, Ferrari and Farenhem to devote an average of approximately ten hours per week to Coconut Palm’s business. Coconut Palm does not intend to have any full time employees prior to the consummation of a business combination.

Periodic Reporting and Audited Financial Statements
      Coconut Palm has registered its units, common stock and warrants under the Securities Act of 1933, as amended, and has reporting obligations, including the requirement that it files annual, quarterly and current reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, its annual reports will contain financial statements audited and reported on by its independent accountants.
      Coconut Palm will not acquire a target business if audited financial statements based on United States generally accepted accounting principles cannot be obtained for the target business. Additionally, its management will provide stockholders with audited financial statements, prepared in accordance with United States generally accepted accounting principles, of the prospective target business as part of the proxy solicitation materials sent to stockholders to assist them in assessing the target business. Coconut Palm cannot assure you that any particular target business identified by it as a potential acquisition candidate will have financial statements prepared in accordance with United States generally accepted accounting principles or that the potential target business will be able to prepare its financial statements in accordance with United States generally accepted accounting principles. The financial statements of a potential target business will be required to be audited in accordance with United States generally accepted accounting standards. To the extent that this requirement cannot be met, Coconut Palm will not be able to acquire the proposed target business. While this may limit the pool of potential acquisition candidates, given the broad range of companies it may consummate a business combination with, it does not believe that the narrowing of the pool will be material.

Legal Proceedings
      To the knowledge of management, there is no litigation currently pending or contemplated against Coconut Palm or any of Coconut Palm’s officers or directors in their capacity as such.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF COCONUT PALM
Overview
      The following discussion of the financial condition and results of operations of Coconut Palm should be read in conjunction with its consolidated financial statements and the notes thereto.
      Coconut Palm was formed on April 29, 2005 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination. Coconut Palm intends to utilize cash derived from the proceeds of its recently completed public offering, its capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.
      Coconut Palm consummated its initial public offering on September 14, 2005. All activity from April 29, 2005 through September 14, 2005 is related to its formation and its initial public offering. On September 19, 2005, Coconut Palm closed on an additional 1,500,000 units that were subject to the underwriters’ over-allotment option.
      Since closing Coconut Palm’s initial public offering on September 14, 2005, Coconut Palm has been actively engaged in identifying an appropriate business combination candidate. It has met with target companies, service professionals and other intermediaries to discuss with them Coconut Palm’s business, the background of its management and its combination preferences. In the course of these discussions, it has also spent time explaining the capital structure of the initial public offering, the combination approval process, and the timeline under which it is operating before the proceeds of the offering are returned to investors. Coconut Palm would gauge the environment for target companies to be highly competitive. While it has executed an Agreement and Plan of Merger with a possible merger partner as described below, there are still closing conditions to be satisfied and therefore there can be no assurance that it will ultimately find and close a suitable business combination in the time allotted for it to close a transaction with a business combination candidate.
Developments in Finding Suitable Business Combination Partner
      On April 7, 2006, Coconut Palm entered into the merger agreement pursuant to which EBC will merge with and into Coconut Palm, with Coconut Palm remaining as the surviving corporation. Following completion of the merger, it is anticipated that Coconut Palm will change its name to “Equity Media Holdings Corporation” to more properly reflect its status as a diversified media company. EBC is headquartered in Little Rock, Arkansas and is a leading operator of television stations serving Spanish-language markets in the U.S. As of April 13, 2006, EBC’s broadcasts reached approximately 15.1 million households, nearly 14% of all U.S. households. The merger agreement was amended as of May 5, 2006 primarily to provide for the extension of the due diligence review period for an additional one week beyond the initial four week period. A copy of the first amendment is attached hereto as Annex A-2. On May 12, 2006, Coconut Palm completed its due diligence review of EBC in connection with the merger agreement and informed EBC that is was proceeding with the Merger pursuant to the terms of the merger agreement. Coconut Palm engaged Ernst & Young Transaction Advisory Services and L4 Media Group in completing its due diligence review.
      On June 15, 2006, Coconut Palm was informed by EBC that EBC shareholders had approved the Merger. Coconut Palm was also informed that EBC and each member of the EBC board of directors had been named in a lawsuit filed by an EBC shareholder in the circuit court of Pulaski County, Arkansas on June 14, 2006. The lawsuit was filed as a class action, meaning that the plaintiff, Mr. Max Bobbitt, seeks to represent all shareholders in the class, provided the class is certified by the court. The complaint makes various allegations against EBC and the board of EBC with respect to the Merger and other matters. In addition to requesting unspecified compensatory damages, the plaintiff also requested injunctive relief to enjoin the EBC annual shareholder meeting and the vote. An injunction hearing was not held before the EBC annual meeting regarding the merger so the meeting and shareholder vote proceeded as planned and the EBC shareholders approved the merger. On August 9, 2006, EBC’s motion to dismiss the lawsuit was denied.

According to EBC, while EBC views the lawsuit as baseless, representatives of EBC have negotiated in good faith with plaintiff’s counsel in an attempt to settle the lawsuit. These negotiations did not result in a settlement agreement. Plaintiff, however, filed a “Motion to Enforce Settlement Agreement” on February 21, 2007, alleging that the parties reached an oral agreement to settle the lawsuit. EBC denies this allegation. EBC’s response is due by March 7, 2007, and no hearing on this motion has been scheduled. Coconut Palm and EBC are proceeding with the merger in accordance with the terms of the merger agreement.
      On September 14, 2006, Coconut Palm, EBC and certain EBC shareholders entered into the second amendment to the merger agreement, providing for (i) the increase in the number of members of the combined company’s board of directors from seven to nine, (ii) the extension of the termination date of the merger agreement from December 31, 2006 to March 31, 2007, and (iii) the increase in EBC’s maximum indebtedness to reflect EBC’s operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007.
      The obligations of the parties to consummate the merger are subject to certain closing conditions including, among others, Coconut Palm’s stockholder approval, government approvals (including without limitation those approvals relating to antitrust, FCC licenses and the effectiveness of a registration statement filed with the SEC) and the execution and closing by Univision of the asset purchase agreement providing for the sale to Univision of two EBC TV stations.
      EBC has engaged Lakeside Group, LLC to provide various consulting services in connection with EBC’s negotiation and consummation of the merger. These services have included advising as to transaction structures and the selection and engagement of banking and other professional services. As compensation, EBC has agreed to issue 30,000 shares of EBC Class A common stock contingent upon the closing of the merger. Upon all conditions to closing being satisfied (or irrevocably waived), EBC will issue the shares immediately prior to closing.
Results of Operations for the period from April 29, 2005 through December 31, 2005
      For the period from April 29, 2005 (date of inception) to December 31, 2005 operating costs of $146,923 consisted primarily of $10,869 of travel and entertainment expenses, $18,029 of printing expenses, $22,396 for directors and officers liability insurance, $28,000 for rent expense, $26,925 for professional fees for legal, audit and tax services, $1,116 of other expenses and franchise taxes of $39,588; offset by interest income on the trust account investments, including interest allocable to shares subject to possible conversion, in the amount of $500,584 and interest on cash and cash equivalents of $7,287. Coconut Palm also had a provision for incomes taxes in the amount of $25,756. This resulted in net income for the period from April 29, 2006 (date of inception) to December 31, 2005 of $335,192.
Results of Operations for the period from July 1, 2006 through September 30, 2006
      For the three months ended September 30, 2006 operating costs of $127,119 consisted primarily of $51,047 of professional fees for legal, audit and tax services, $34,396 for state filing fees, $22,500 for office rent, $18,904 for directors and officers liability insurance, $272 of other expense, and $29,649 provision for taxes; interest income on the trust fund investments, including interest allocable to shares subject to possible conversion, in the amount of $535,962 and interest on cash and cash equivalents of $3,131. This resulted in net income for the three months ended September 30, 2006 of $382,325.
Results of Operations for the period from January 1, 2006 through September 30, 2006
      For the nine months ended September 30, 2006 operating costs of $433,510 consisted primarily of $208,877 of professional fees for legal, audit and tax services, $64,957 for state filing fees, $67,500 for office rent, $56,095 for directors and officers liability insurance, $5,274 of other expense, $30,807 for Florida intangible tax and $82,210 provision for taxes; interest income on the trust fund investments, including interest allocable to shares subject to possible conversion, in the amount of $1,509,451 and interest on cash and cash equivalents of $14,307. This resulted in net income for the nine months ended September 30, 2006 of $1,008,038.

Liquidity and Capital Resources
      Of the net proceeds of our initial public offering consummated on September 14, 2005, $62,620,000 was placed in a trust fund, with the remaining net proceeds of approximately $988,044 available to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. As of September 30, 2006 the balance held in the trust was $64,630,034, representing the original principal plus interest of $2,010,034. We will use substantially all of the net proceeds of our initial public offering not held in trust to identify and evaluate prospective acquisition candidates, select the target business, and structure, negotiate and consummate the business combination. We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing to effect a business combination. To the extent that our capital stock or debt securities are used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other available cash will be used to finance the operations of the target business. At September 30, 2006, we had cash outside of the trust fund of $319,606, prepaid expenses of $54,228, deferred acquisition costs of $1,617,759 and total current liabilities of $1,645,253, leaving us with working capital deficiency of $1,271,419, excluding investments held in trust and interest attributable to common stock, subject to possible conversion.
      As of September 30, 2006, Coconut Palm has accumulated $1,617,759 in deferred costs related to the proposed merger with EBC. These costs will be capitalized contingent upon the completion of the merger following the required approval by Coconut Palm’s and EBC’s stockholders and the fulfillment of certain other conditions. If the merger is not completed these costs will be recorded as expense.
      The table below compares the use of net proceeds from Coconut Palm’s initial public offering held outside of the trust estimated at the time of the public offering (September 8, 2005) versus those estimated by Coconut Palm as of November 10, 2006.

		Currently
	S-1	Estimated(1)

Net Proceeds
Held in trust	$62,620,000	$65,604,055
Not held in trust	1,000,000	988,044	(2)
Use of proceeds not held in trust
Legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination	200,000	3,755,994
Due diligence of prospective target business	100,000	678,004
Payment of $7,500 in administrative fees to Royal Palm Capital Management, LLLP	180,000	140,500
Legal and accounting fees related to SEC reporting obligations	40,000	400,000
Working capital to cover other expenses, D & O insurance and reserves	380,000	115,990

(1)	Assumes the proposed business combination with EBC is consummated on March 31, 2007.

(2)	Original available funds are not sufficient to satisfy estimated transaction costs prior to the merger with EBC.
      Management of Coconut Palm estimates that the costs required to consummate the acquisition of EBC will be approximately $5,090,488. This estimated amount includes $1,250,000 payable to Morgan Joseph as a financial advisory and investment banking fee and $150,000 payable to Jones-Sagansky Broadcast Group, LLC (“JSBG”) for media advisory services. These fees are only payable upon the successful closing of our acquisition of EBC. If the transaction with EBC is not consummated an aggregate of approximately $2,702,444 will be due for claims or liabilities which RPCP has agreed to indemnify the trust account. RPCP is an investment holding company that owns securities of Royal Palm portfolio companies. The net market value of these securities, excluding the securities of the Company, exceeds the current estimate of claims or liabilities which RPCP has agreed to indemnify the trust account by more than 200%. The liquidity of the securities owned by RPCP are subject to market demand and, given that RPCP may be deemed to be an affiliate, also subject to resale restrictions applicable to affiliates, such as volume limitations.. The increase in fees versus our original estimates is due primarily to the complexity, size, the length of time and associated expenses that have been required to complete the merger primarily including the time and expense of preparing various regulatory filings and the associated costs therewith relative to what was originally estimated. Such increases are not necessarily based on the number of months since Coconut Palm’s initial public offering, but rather the time and process from the initiation of the drafting of the merger agreement in April through the expected closing, unanticipated events, and related expenditures on advisors. Given that the total currently estimated use of proceeds exceeds the net proceeds held out of trust, it is unlikely that Coconut Palm will be able to complete a business combination other than the proposed combination with EBC. Certain of our advisors have agreed to alter or defer their fees or a substantial portion thereof until the consummation of a transaction and to forego such fees in the event the merger is not consummated. Coconut Palm is continuing to attempt to obtain signed waivers, by written request, from its service providers whereby they irrevocably waive any and all rights, interests, claims, demands, damages, actions, causes of action or suit of any nature whatsoever, known or unknown, foreseen or unforeseen, in law or equity, that the service provider may have against Coconut Palm or the trust fund in respect of funds held in the trust fund for the benefit of such public stockholders. No service providers have yet agreed to such a waiver and in the event no waivers are obtained and the merger is not consummated, RPCP has agreed to indemnify the trust. Accordingly, Coconut Palm believes it has adequate funds to complete the proposed merger with EBC. In the event the business combination is not completed, Coconut Palm could try to raise any required funds via a private offering of debt or equity securities to continue searching for an acquisition candidate. However there is no guarantee that Coconut Palm would be successful in completing such fundraising on terms acceptable to Coconut Palm and Coconut Palm may be forced to liquidate. See “Risk Factors” beginning on page 27.
      The table below discloses the expected uses of the proceeds held in trust once they are released to Coconut Palm in connection with the acquisition of EBC.

Net of proceeds held in trust	$65,604,055
Cash portion of merger consideration to be paid to EBC preferred shareholders	25,000,000
Payment to Coconut Palm stockholders electing to exercise conversion rights, assuming maximum conversion	13,114,251
Transaction success fee payable to Morgan Joseph and Jones-Sagansky Broadcast Group	1,400,000
Total estimated costs required to consummate the acquisition, excluding transaction success fees, and net proceeds from the IPO not held in trust	2,702,444
Working capital	$23,387,360
      As of September 30, 2006, Coconut Palm had accumulated $1,617,759 in deferred costs related to the proposed acquisition of EBC. These costs will be expensed contingent upon the completion of the Merger following the required approval by Coconut Palm’s stockholders and the fulfillment of certain other conditions. If the Merger is not completed these costs will be recorded as expense.
      Coconut Palm’s founding stockholder, RPCP Investments, has agreed with Coconut Palm and the underwriters to be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by Coconut Palm for services rendered or contracted for or products sold to it in excess of the net proceeds of the offering not held in the trust account. Coconut Palm cannot guarantee that the founding stockholder would be able to satisfy these obligations. If the founding stockholder is unable to meet these obligations Coconut Palm may be forced to liquidate. These factors raise substantial doubt about Coconut Palm’s ability to continue as a going concern.
      On August 17, 2006, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into a Warrant Clarification Agreement clarifying an accounting issue relating to derivative financial instruments.

      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.
      The first vote by the EBC shareholders on June 15, 2006 on the merger prior to the filing of this Registration Statement may be deemed an investment decision by EBC shareholders constituting an offer and sale by Coconut Palm of its securities possibly in violation of Section 5 of the Securities Act of 1933. See “Risk Factors — Risks Related to the Offering: Concerns under the Securities Act.” Coconut Palm believes that if the first vote is deemed a violation of Section 5, such violation will not result in any material financial exposure to Coconut Palm, based on the following factors: the June 15, 2006 vote by the EBC shareholders was abandoned and no offering activity involving the EBC shareholders occurred following the initial vote; no Coconut Palm securities were or will be issued based on the June 15, 2006 vote by the EBC shareholders; a new vote by EBC shareholders will occur following the effective date of this Registration Statement, provided nearly 6 months from the time the EBC shareholder vote on the merger was abandoned around September 14, 2006; the EBC shareholders will base their investment decision on the merger on updated information contained in this Registration Statement; and Coconut Palm and EBC will only rely on the new EBC shareholder vote in connection with closing its merger, at which point only then will Coconut Palm securities be issued to EBC shareholders in accordance with the terms of the merger agreement. Based on these factors, Coconut Palm does not believe there is any material financial exposure or liability relating to Section 5.
Off-Balance Sheet Arrangements
      Coconut Palm has never entered into any off-balance sheet financing arrangements and has never established any special purpose entities. Coconut Palm has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. Coconut Palm is not presently engaged in and, if a suitable business target is not identified by it prior to the prescribed liquidation date of the trust account, it may not engage in, any substantive commercial business. Accordingly, Coconut Palm is not and, until such time as it consummates a business combination, it will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of Coconut Palm’s initial public offering held in the trust account have been invested only in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. To date, Coconut Palm’s efforts have been limited to organizational activities and activities relating to its initial public offering and the identification of a target business; it has neither engaged in any operations nor generated any revenues. As the proceeds from Coconut Palm’s initial public offering held in trust have been invested money market funds that invest primarily in short-term securities issued or guaranteed by the United States, Coconut Palm believes the exposure to interest rate fluctuations is limited, and therefore it does not believe it has a significant market risk related to interest rates.
MORGAN JOSEPH FAIRNESS OPINION
      Morgan Joseph was retained by the board of directors of Coconut Palm on April 10, 2006 to render an opinion from a financial point of view with respect to the fairness to Coconut Palm of the consideration to be paid in connection with the proposed transaction. At the May 19, 2006 meeting of the board of directors of Coconut Palm, Morgan Joseph rendered its opinion to the Coconut Palm board of directors that based upon and subject to the factors and assumptions set forth therein, the consideration to be paid by Coconut Palm pursuant to the merger agreement as then amended was fair from a financial point of view to Coconut Palm. Morgan Joseph is a nationally recognized investment banking firm which in the ordinary course of its investment banking business is regularly engaged in the valuation of companies and their securities in connection with mergers and acquisition and other corporate transactions. Morgan Joseph was selected to act as investment banker to Coconut Palm because of its expertise and its reputation in investment banking and mergers and acquisitions, as well as Coconut Palm’s experience with Morgan Joseph, who served as the managing underwriter of Coconut Palm’s initial public offering which was consummated in September 2005. Morgan Joseph, as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services.
      The full text of the Morgan Joseph fairness opinion is attached as Annex E-1. The description of the opinion set forth in this section is qualified in its entirety by reference to the full text of the Morgan Joseph opinion set forth in Annex E-1. You are urged to read the Morgan Joseph opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitation on the Morgan Joseph opinion and the review undertaken by Morgan Joseph in rendering the Morgan Joseph opinion. Morgan Joseph provided its opinion for the information and assistance of the Coconut Palm board of directors to permit the board of directors to confirm its prior determination that the consideration to be paid by Coconut Palm pursuant to the merger agreement as then amended was fair from a financial point of view to Coconut Palm.
      Certain Relationships between Morgan Joseph and Coconut Palm. Pursuant to an agreement between Morgan Joseph dated April 10, 2006, Morgan Joseph is to receive a fee of $500,000 for rendering its fairness opinion which became due and payable at the time Morgan Joseph delivered its opinion to the Coconut Palm board of directors. Morgan Joseph is also to receive reimbursement for its out-of-pocket expenses. In performing its engagement, Morgan Joseph did not receive any instructions from the Coconut Palm board of directors, Coconut Palm or its affiliates, other than to render its opinions as to fairness of the consideration to be paid by Coconut Palm pursuant to the terms of the merger agreement from a financial point of view to Coconut Palm. Neither the Coconut Palm board of directors, Coconut Palm nor its affiliates imposed any restriction or limitation on the scope of the investigations of Morgan Joseph or the procedures followed by

Morgan Joseph in rendering its opinions. In connection, with the proposed merger with EBC, Morgan Joseph has also acted as financial advisor to the Coconut Palm board of directors pursuant to agreements dated March 3, 2006 and April 10, 2006, under which Morgan Joseph was to advise and assist Coconut Palm regarding its negotiations with EBC as to the price range and terms of the transaction, participate in negotiations with EBC as requested by Coconut Palm, advise and assist Coconut Palm management in making appropriate presentations to the Board of Directors of Coconut Palm regarding the merger transaction, and provide other financial advisory and investment banking services as Morgan Joseph and Coconut Palm agreed. For these services and pursuant to the March 3 and April 10, 2006 agreements, Morgan Joseph will receive a fee of $1,250,000 for its services contingent upon the closing of the transactions contemplated by the merger agreement. The contingent nature of this compensation may be seen to create a conflict of interest with respect to the provision by Morgan Joseph of its fairness opinion, although Morgan Joseph does not believe that the potential payment of this fee altered its analysis or issuance of the fairness opinion. In connection with Coconut Palm’s September, 2005 initial public offering, Morgan Joseph received $1,798,764 through underwriting discounts for its services rendered as managing underwriter. Morgan Joseph also received, and still holds, 500,000 options to purchase units of Coconut Palm at an exercise price of $7.50. The units underlying these options are identical to the units sold in Coconut Palm’s initial public offering except that the warrants included in the option have an exercise price of $6.00 per share. The options have been valued at $385,000 as of the date of issuance. This valuation is based upon a Black-Scholes model, using an expected life of five years, volatility (based on the 180-day volatility of the Russell 2000 Index) of 15.90% and a risk-free interest rate of 3.87%. This option valuation of $385,000 represents Morgan Joseph’s 50% interest in the unit purchase option (UPO) issued in connection with the initial public offering. Although an expected life of five years was taken into account for purposes of assigning a fair value to the options, if Coconut Palm does not consummate a business combination and liquidates, the options would become worthless. Coconut Palm has also agreed to indemnify Morgan Joseph for certain liabilities arising out of its engagement. In addition, pursuant to an agreement dated May 18, 2005, Morgan Joseph purchased for CPACW, LLLP (as nominee for Richard Rochon, Stephen Ruzika, Jack Ruff, Mario Ferrari and Robert Farenhem) warrants to purchase 2,000,000 shares of Coconut Palm common stock in an open market transaction for which Morgan Joseph received no fees or commissions. In the ordinary course of its business, Morgan Joseph trades or otherwise effects transactions in the securities of Coconut Palm, it serves as a market maker for Coconut Palm’s stock in the over-the-counter market and may purchase and sell securities of Coconut Palm for Morgan Joseph’s own account and for the account of Morgan Joseph’s customers and, accordingly, may at any time hold a long or short position in such securities. Finally, pursuant to the underwriting agreement between Morgan Joseph and Coconut Palm dated September 8, 2005, Morgan Joseph has the right to send an observer to meetings of the board of directors of Coconut Palm.
      The Opinion. In furnishing its opinion, Morgan Joseph did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act of 1933, as amended (which is referred to as the Securities Act), nor did it admit that the Morgan Joseph opinion constitutes a report or valuation within the meaning of the Securities Act.
      The Morgan Joseph opinion is directed to the board of directors of Coconut Palm and addresses only the fairness from a financial point of view of the consideration to be paid by Coconut Palm in connection with the proposed transaction. The opinion does not address the merits of the underlying business decisions of Coconut Palm to engage in the proposed transaction and does not constitute a recommendation to any Coconut Palm shareholder as to how a shareholder should vote with respect to the proposed transaction or any other matter in connection with the proposed transaction.
      The merger consideration was determined through arms-length negotiations between EBC and Coconut Palm and was approved by the Coconut Palm board of directors. Morgan Joseph did not recommend any specific amount of consideration to the Coconut Palm board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Morgan Joseph reviewed, among other things:

•	the merger agreement and the first amendment to the merger agreement;

•	Coconut Palm’s Form 10-K for the period ended December 31, 2005, its Form l0-QSB for the period ended September 30, 2005, its Form 10-Q for the period ended March 31, 2006, its Forms 8-K filed on April 13, 2006 and April 14, 2006, respectively, and Coconut Palm’s Form S-1 Registration Statement, as amended;

•	the reported prices and trading activity for Coconut Palm’s common stock;

•	audited financial statements for EBC for the periods ending December 31, 1999 through December 31, 2005;

•	certain internal information and other data relating to EBC and its business prospects, including financial forecasts and projections for 2006 through 2012, provided to us by management of Coconut Palm and EBC;

•	certain publicly available information concerning EBC and certain other companies engaged in businesses which Morgan Joseph believed to be generally comparable to EBC;

•	appraisals of EBC undertaken and prepared by Holt Media Group dated November 30, 2005 and February 1, 2006;

•	the financial terms of certain recent business combinations of other communications companies which Morgan Joseph believed to be relevant; and

•	other financial studies, analyses, investigations and other information as Morgan Joseph deemed necessary or appropriate.
      Morgan Joseph also had discussions with certain members of the senior management of Coconut Palm and EBC concerning the business and financial prospects of EBC and the surviving corporation after the consummation of the merger.
      Morgan Joseph assumed and relied upon the accuracy and completeness of the financial, appraisal and other information reviewed by it and did not assume responsibility for the independent verification of that information. Morgan Joseph was advised by the senior management of Coconut Palm that the internal information and other data relating to EBC and its business prospects, including financial forecasts and projections for 2006 through 2012, were reasonably prepared on bases reflecting the best currently available estimates and judgments of Coconut Palm’s management. As such, Morgan Joseph assumed that the financial forecasts and projections will be achieved at the times and in the amounts projected thereby. Morgan Joseph expressed no opinion with respect to the financial forecasts or projections or the estimates or judgments on which they are based. With respect to all projections and estimates used in its analyses, Morgan Joseph assumed that financial projections or estimates or the assumptions on which they were based were reasonable. These projections and estimates, as well as the other estimates used by Morgan Joseph in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections and estimates. Further, Morgan Joseph did not conduct a physical inspection of the properties and facilities of Coconut Palm or EBC, nor did Morgan Joseph make or obtain any independent evaluation or appraisal of such properties and facilities. Morgan Joseph also assumed with Coconut Palm’s permission that Coconut Palm would hire appropriate additional personnel with applicable experience in the broadcasting industry prior to December 31, 2006. Morgan Joseph requested such assumption because its discounted cash flow analysis and leveraged buyout analysis described below was conditioned on the fact that Coconut Palm would be able to grow the acquired EBC businesses in the manner described in the projections provided to it, which, in Morgan Joseph’s opinion, would require additional personnel with applicable experience in the broadcasting industry. Morgan Joseph believes that the hiring of Thomas Arnost shows that Coconut Palm has made progress in hiring the necessary individuals.

      Morgan Joseph made no independent investigation of any legal, accounting or tax matters affecting Coconut Palm or EBC, and assumed the correctness of all legal, accounting and tax advice given Coconut Palm and its board of directors or any committee thereof. Morgan Joseph assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Morgan Joseph also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Coconut Palm or EBC and the merger. Morgan Joseph took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Morgan Joseph’s opinion necessarily was based upon economic, financial, political, regulatory and other conditions as they existed and were evaluated on the date of the opinion and Morgan Joseph assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date of the opinion even though subsequent developments may affect the opinion. Morgan Joseph does note that its opinion assumed a lower level of EBC debt than subsequently became permitted pursuant to the Second Amendment to Agreement and Plan of Merger, dated as of September 14, 2006; however, Morgan Joseph does not believe the increase in EBC debt affects the analyses used to support its opinion due to the fact that Morgan Joseph understands that the entirety of the amount of the increased debt was used by EBC to acquire additional television stations and develop its existing portfolio of stations.
      Morgan Joseph’s opinion does not address Coconut Palm’s underlying business decision to proceed with or effect the merger and does not constitute a recommendation to Coconut Palm, its board of directors or any other person as to any specific action that should be taken in connection with the merger. In addition, Morgan Joseph did not express any opinion as to any tax or other consequences that might result from the merger. Morgan Joseph’s opinion does not express an opinion with regard to the material terms of the merger agreement or the form or structure of the merger. Morgan Joseph did not analyze the effects of dilution to existing stockholders associated with the issuance of securities in connection with the merger. Morgan Joseph notes, however, that, assuming that the existing shareholders of Coconut Palm would own 34.4% of the combined company (which assumes maximum approval of the merger) and that the combined company would assume $72 million of EBC debt as a part of the merger, the value to Coconut Palm’s existing shareholders in the combined entity would be between $113 million and $147 million using the discounted cash flow analysis described below, $67 million and $78 million using the leveraged buyout analysis described below, and $104 million using the asset value analysis described below. Morgan Joseph expressed no opinion as to what the value of Coconut Palm’s common stock will be when issued in connection with the merger or the prices at which it will be traded in the future.
      In rendering its opinion, Morgan Joseph performed a variety of financial analyses. In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Morgan Joseph, Coconut Palm and EBC. Any estimates contained in the analyses performed by Morgan Joseph are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.
      The following is a summary of the material analyses performed by Morgan Joseph, but does not purport to be a complete description of all the analysis underlying Morgan Joseph’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Morgan Joseph believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying the opinion. Also, no company included in Morgan Joseph’s comparative analysis, which is an element of the Discounted Cash Flow Analysis and the Leveraged Buyout Analysis described below, is identical to Coconut Palm or EBC and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transactions values, as the case may be, of Coconut Palm or EBC and the companies to which they are being compared. Accordingly, the estimates used in, and the results derived from, Morgan Joseph’s analyses are inherently subject to substantial uncertainty.
      Discounted Cash Flow Analysis. Morgan Joseph performed a discounted cash flow analysis of EBC using Coconut Palm’s financial forecasts and projections regarding EBC for 2007 through 2012. In order to arrive at a present value, Morgan Joseph utilized discount rates ranging from 15.0% to 20.0%. This was based on an estimated pretax cost of debt range between 10.0% and 13.0% and a cost of equity range between approximately 25.0% and 40.0%, assuming a target capital structure of 60.0% debt to capital. Morgan Joseph presented a range of terminal values at the end of the forecast period by applying a range of terminal exit multiples based on earnings before interest, taxes, depreciation and amortization (“EBITDA”) as it believes in its professional judgment that it is the most appropriate method to calculate the valuation of companies such as EBC. Utilizing terminal EBITDA multiples between 10.0 times EBITDA and 12.0 times EBITDA for terminal year scenarios in 2011 and 2012, Morgan Joseph derived a range of enterprise valuations between $400 million and $500 million.
      The terminal value EBITDA multiples utilized in the discounted cash flow analysis above and the leveraged buyout analysis below were derived from performing a comparable company analysis and a comparable transaction analysis. Because of the difficulty of finding publicly listed companies that are focused in both Spanish-language broadcasting and English-language broadcasting, Morgan Joseph examined two sets of comparable companies:

•	Publicly listed Spanish-language broadcasters, whose revenues primarily came from Spanish over-the-air television or radio broadcasting (as opposed to cable or satellite broadcasting), headquartered in the United States and with total enterprise values in excess of $200 million; and

•	Publicly listed English-language broadcasters whose revenues primarily came from English over-the-air television broadcasting (as opposed to cable or satellite broadcasting), headquartered in the United States and with total enterprise values in excess of $200 million but less than $3.5 billion.
      For purposes of the comparable company analysis, Morgan Joseph examined the three publicly-held Spanish-language comparable companies which met the above criteria: Univision, Entravision and Spanish Broadcasting System. All of these companies are comparable to the Spanish-language broadcasting business of EBC with respect to industry sector and operating model. However, no company is identical or perfectly comparable to the Spanish-language broadcasting business of EBC. All of these companies are significantly larger than EBC, most have a more developed broadcasting business and have, at times, been profitable. The estimated 2007 revenue for the Spanish-language comparable companies ranged from approximately $199.5 million to approximately $2.3 billion, compared with estimated 2007 revenue for EBC of approximately $61.8 million after gains on the sale of assets, or approximately $57.8 million before gains on the sale of assets. As EBITDA multiples of the comparable companies are reasonably consistent, Morgan Joseph does not believe that using larger, more established companies has affected its analysis.
      Morgan Joseph also examined the seven publicly-held English-language comparable companies which met the above criteria: Fisher Communications, Hearst-Argyle Television, LIN TV Corp., Young Broadcasting, Nexstar Broadcasting Group, Gray Television and Sinclair Broadcasting Group. All of these companies are comparable to the English-language broadcasting business of EBC with respect to industry sector and operating model. However, these companies are also not perfectly comparable to the English-language broadcasting business of EBC, as each of these companies are also much larger than EBC, most have a more diversified media platform, and, at times, been profitable. The estimated 2007 revenue for the English-language comparable companies ranged from approximately $242.4 million to approximately $747.6 million, compared with estimated 2007 revenue for EBC of approximately $61.8 million after gains on the sale of assets, or approximately $57.8 million before gains on the sale of assets. As EBITDA multiples of the comparable companies are reasonably consistent, Morgan Joseph does not believe that using these larger, more established companies has affected its analysis.

      Morgan Joseph obtained Institutional Brokers Estimate System estimates with respect to projected EBITDA for each of the Spanish-language comparable companies and English-language comparable companies for which data was available. The enterprise value to 2007 EBITDA multiple for the Spanish-language comparable companies ranged from 12.6 times to 15.9 times, with a mean of 14.1 times, and 9.2 times to 11.9 times, with a mean of 11.0 times, for the English-language comparable companies.
      For purposes of the comparable transaction analysis, Morgan Joseph selected comparable transactions which met the following criteria:

•	Involved United States headquartered television broadcasting company transactions (as opposed to the purchase of single or small groups of television stations) which;

•	Occurred between 1999 and the date of its fairness opinion;

•	Where the revenue of the target company primarily came from over-the-air broadcasting (as opposed to cable or satellite broadcasting);

•	With an implied enterprise value of over $100 million; and

•	Where the EBITDA multiple and enterprise value for the transaction was available or able to be calculated (that is, where the EBITDA of the company was positive).
      Based on the information disclosed with respect to the targets in each of the comparable transactions, Morgan Joseph calculated and compared total enterprise value as a multiple of the last twelve months’ revenue, the last twelve months’ EBITDA, and the last twelve months’ earnings before interest and taxes.
      Morgan Joseph located six comparable transactions announced which met the above criteria, and for which detailed financial information was available. The comparable transactions were as follows:

Acquiror	Target

Raycom Media	Liberty Corp.
Gray Television	Stations Holding
LIN TV Corp.	Sunrise Television Corp.
General Electric	Telemundo
Fox Entertainment Group	Chris-Craft Industries
Hearst-Argyle	Pulitzer Broadcasting
      Morgan Joseph noted the following with respect to the multiples generated:

•	The enterprise value to the last twelve months’ revenue multiple ranged from 3.35 times revenue to 6.89 times revenue, with a mean of 5.03 times revenue.

•	The enterprise value to the last twelve months’ EBITDA multiple ranged from 8.9 times EBITDA to 38.3 times EBITDA, with a mean of 17.0 times EBITDA.
      Morgan Joseph selected an appropriate terminal multiple range for EBC by examining the range provided by the comparable companies and comparable transactions, and taking into account certain company-specific factors, such as EBC’s smaller size, limited range of services and the fact that it is less established than many of the comparable companies. Based on the above factors, Morgan Joseph selected a multiple range of 10.0 times to 12.0 times EBC’s 2011 and 2012 EBITDA to determine a range of terminal enterprise values which were then used in the discounted cash flow and leveraged buyout analyses.
      Leveraged Buyout Analysis. Based on Coconut Palm’s financial forecasts and projections regarding EBC for 2007 through 2012, Morgan Joseph performed a leveraged buyout analysis to determine the potential implied enterprise value that might be achieved in an acquisition in a leveraged buyout transaction assuming an exit from the business in four or five years. For the purposes of the leveraged buyout analysis, Morgan Joseph assumed that the purchase price for EBC would be financed with a term loan in the amount of $50 million, which bears interest at the then London Inter-Bank Offer Rate plus 3.0% and has principal amortization of $10 million per year for 5 years. The leverage assumptions are based on Morgan Joseph’s judgment as to the appropriate level of leverage for a company with EBC’s characteristics, taking into account numerous factors, including, but not limited to, company size, growth projections, profitability, free cash flow, and asset base. Morgan Joseph then derived a range of theoretical purchase prices based on assumed required internal rates of return for a buyer between approximately 24.0% to 38.0%, which range of percentages was, in Morgan Joseph’s professional judgment, generally reflective of the range of required internal rates of return commonly assumed when performing a leveraged buyout analysis of this type. Utilizing estimated exit values which were calculated by applying exit value multiples of 10.0 times EBITDA and 12.0 times EBITDA, this analysis indicated an implied current enterprise value of approximately $268 million to $300 million.
      Asset Value Analysis. Morgan Joseph analyzed the fairness of the consideration offered in the merger in light of the valuation and appraisal of EBC’s business and assets performed by Holt Media Group on November 30, 2005 and February 1, 2006. The valuation report generated by Holt Media Group valued EBC’s business and assets at $390.4 million, which Morgan Joseph reduced by approximately $15.0 million by deducting the value stated in Holt Media Group’s report for KUTF (TU) in Logan, Utah and K45GX in Salt Lake City, Utah, which at the time the opinion was rendered, were television stations which were expected to be transferred by EBC to Univision in conjunction with the merger, but which were included in the Holt Media Group valuation, to arrive at a valuation of $375.4 million. Although Morgan Joseph did not attempt to independently verify any underlying analysis used by Holt Media Group in its reports, Morgan Joseph did conduct several interviews and conference calls with Holt Media Group in order to better understand the methodologies used in the valuation report. Holt Media Group is a nationally recognized business valuation firm specializing in the valuation of television and radio facilities and was retained by EBC to perform the valuation of EBC’s business and assets due to Holt Media Group’s experience with such matters. Holt Media Group was paid a customary fee by EBC for performing the valuation and providing its report. In determining the appraised value of $390.4 million for EBC, Holt Media Group used standard broadcast appraisal methodology that conforms to the 2006-2005 standards of the Uniform Standards of Professional Appraisal Practice. Holt Media Group believes that its appraised value is a reasonable representation of the value of EBC’s stations if exposed to the open marketplace at this time, to a buyer with access and rights to a comparable program of utilization, including the economic benefits of the C.A.S.H. system. Holt Media Group issued its opinion based on the conditions of the television station marketplace and the potential of these stations under current conditions.
SANDERS MORRIS FAIRNESS OPINION
      Sanders Morris Harris was retained by the board of directors of EBC to render an opinion with respect to the fairness from a financial point of view to EBC’s Class A common shareholders of the consideration to be paid in connection with the proposed transaction. At the June 14, 2006 meeting of the board of directors of EBC, Sanders Morris formally rendered its opinion to the EBC board of directors that based upon and subject to the factors and assumptions set forth therein, the consideration to be paid pursuant to the merger agreement was fair from a financial point of view to the Class A common shareholders of EBC.
      Sanders Morris is a nationally recognized investment banking firm which in the ordinary course of its investment banking business is regularly engaged in the valuation of companies and their securities in connection with mergers and acquisition and other corporate transactions. Sanders Morris was selected to act as investment banker to EBC because of its expertise and its reputation in investment banking and mergers and acquisitions.
      The full text of the Sanders Morris fairness opinion is attached as Annex E-2. The description of the opinion set forth in this section is qualified in its entirety by reference to the full text of the Sanders Morris opinion set forth in Annex E-2. You are urged to read the Sanders Morris opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the Sanders Morris opinion and the review undertaken by Sanders Morris in rendering the Sanders Morris opinion. Sanders Morris issued its opinion to provide information and assistance of the EBC board of directors in connection with its consideration of the merger.

      In furnishing its opinion, Sanders Morris did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that the Sanders Morris opinion constitutes a report or valuation within the meaning of the Securities Act.
      The Sanders Morris opinion is directed to the board of directors of EBC and addresses only the fairness from a financial point of view of the consideration to be paid in connection with the proposed transaction to EBC’s Class A common shareholders. The opinion does not address the merits of the underlying business decisions of EBC to engage in the proposed transaction and does not constitute a recommendation to any EBC shareholder as to how a shareholder should vote with respect to the proposed transaction or any other matter in connection with the proposed transaction.
      The merger consideration was determined through arms-length negotiations between EBC and Coconut Palm and was approved by the EBC board of directors. Sanders Morris did not recommend any specific amount of consideration to the EBC board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.
      In connection with rendering the opinion described above and performing its related financial analyses, Sanders Morris reviewed, among other things:

•	the merger agreement;

•	Coconut Palm’s Form 10-K for the period ended December 31, 2005, its Form l0-QSB for the period ended September 30, 2005, its Form 10-Q for the period ended March 31, 2006, its Forms 8-K filed on April 13, 2006 and April 14, 2006, respectively, and Coconut Palm’s Form S-1 Registration Statement, as amended;

•	the reported prices and trading activity for Coconut Palm’s publicly traded securities;

•	audited financial statements for EBC for the three years ended December 31, 2005;

•	certain internal information and other data relating to EBC and its business prospects, including financial forecasts and projections, provided to it by management of EBC;

•	certain publicly available information concerning EBC and certain other companies engaged in businesses which Sanders Morris believed to be generally comparable to EBC;

•	appraisals of EBC undertaken and prepared by Holt Media Group, dated November 30, 2005 and February 1, 2006;

•	the financial terms of certain recent business combinations of other communications companies which Sanders Morris believed to be relevant;

•	The advice of legal and tax counsel to EBC regarding the acquisition structure relating to the transaction process, tax implications, and board approval process; and

•	other financial studies, analyses, investigations and other information as Sanders Morris deemed necessary or appropriate.
      Sanders Morris also had discussions with certain members of the senior management of EBC concerning the business and financial prospects of the surviving corporation after the consummation of the merger.
      Sanders Morris assumed and relied upon the accuracy and completeness of the financial, appraisal and other information reviewed by it and did not assume responsibility for the independent verification of that information. Sanders Morris was advised by the senior management of EBC that the internal information and other data relating to EBC and its business prospects, including financial forecasts and projections for 2006 through 2012, were reasonably prepared on bases reflecting the best currently available estimates and judgments of EBC’s management. As such, Sanders Morris assumed that the financial forecasts and projections will be achieved at the times and in the amounts projected thereby. Sanders Morris expressed no opinion with respect to the financial forecasts or projections or the estimates or judgments on which they are based. With respect to all projections and estimates used in its analyses, Sanders Morris assumed that financial projections or estimates or the assumptions on which they were based were reasonable. These projections and estimates, as well as the other estimates used by Sanders Morris in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections and estimates. Further, Sanders Morris did not conduct a physical inspection of the properties and facilities of EBC or Coconut Palm, nor did Sanders Morris make or obtain any independent evaluation or appraisal of such properties and facilities.
      Sanders Morris made no independent investigation of any legal, accounting or tax matters affecting EBC or Coconut Palm, and assumed the correctness of all legal, accounting and tax advice given EBC and its board of directors or any committee thereof. Sanders Morris also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on EBC or Coconut Palm and the merger. Sanders Morris took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Sanders Morris’s opinion necessarily was based upon economic, financial, political, regulatory and other conditions as they existed and were evaluated on the date of the opinion, and Sanders Morris assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date of the opinion even though subsequent developments may affect the opinion.
      Sanders Morris’s opinion does not address EBC’s underlying business decision to proceed with or effect the merger and does not constitute a recommendation to EBC, its board of directors, its shareholders or any other person as to any specific action that should be taken in connection with the merger. In addition, Sanders Morris did not express any opinion as to any tax or other consequences that might result from the merger. Sanders Morris’s opinion does not express an opinion with regard to the material terms of the Merger Agreement or the form or structure of the merger. Sanders Morris expressed no opinion as to what the value of Coconut Palm’s common stock will be when issued in connection with the merger or the prices at which it will be traded in the future.
      In rendering its opinion, Sanders Morris performed a variety of financial analyses. In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sanders Morris, EBC and Coconut Palm. Any estimates contained in the analyses performed by Sanders Morris are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
      The following unaudited pro forma condensed consolidated balance sheet combines the historical condensed balance sheet of Coconut Palm and the historical balance sheet of EBC as of September 30, 2006 giving effect to the proposed merger of Coconut Palm and EBC pursuant to the merger agreement, as if the merger had been consummated on September 30, 2006. Coconut Palm’s balance sheet information was derived from its unaudited condensed balance sheet included in its Form 10-Q for the nine months ended September 30, 2006 and included herein. EBC’s balance sheet information was derived from its unaudited consolidated balance sheet at September 30, 2006 and included herein.
      The following unaudited pro forma combined statements of operations combines the historical statements of operations of EBC for the nine month period ended September 30, 2006 and the year ended December 31, 2005, and for Coconut Palm for the for the nine month period ended September 30, 2006 and period from April 29, 2005 (date of inception) to December 31, 2005, giving effect to the merger as if it had occurred on January 1, 2006, and January 1, 2005, respectively.
      The historical results of Coconut Palm were derived from its unaudited condensed statement of operations included in its Form 10-Q for the nine months ended September 30, 2006, and its audited statement of operations for the period from April 29, 2005 (date of inception) to December 31, 2005 included in its report on Form 10-K for the period ended December 31, 2005 and also included herein. The historical results of EBC were derived from its unaudited consolidated statements of operations for the nine months ended September 30, 2006 and its audited consolidated statements of operation for the year ended December 31, 2005 and also included herein.
      For accounting purposes EBC is considered to be acquiring Coconut Palm in the merger. The reverse acquisition by EBC, an operating company, with Coconut Palm, a non-operating company with cash, is viewed as the issuance of equity by the accounting acquiror for the cash of Coconut Palm. Accordingly, the transaction is considered to be a capital transaction in substance rather than a business combination. The merger will be treated as the equivalent of EBC issuing stock for the net monetary assets of Coconut Palm, accompanied by a recapitalization at book value which approximates fair value with no goodwill or other intangible assets recorded. The costs of the transaction incurred by EBC will be charged directly to equity, those incurred by Coconut Palm will be expensed.
      The unaudited pro forma combined condensed balance sheet as of September 30, 2006 and the consolidated statement of operations for the nine month period ended September 30, 2006 and the year ended December 31, 2005 have been prepared using two different levels of approval of the merger by the Coconut Palm stockholders as follows:

•	Assuming Maximum Approval: assumes no stockholders of Coconut Palm seek to convert their shares into a pro rata share of the trust account; and

•	Assuming Minimum Approval: assumes the Coconut Palm stockholders owning 19.99% of the stock issued in the initial public offering seek conversion.
      We are providing this information to aid you in your analysis of the financial aspects of the merger. The unaudited pro forma condensed financial statements described above should be read in conjunction with the historical financial statements of EBC and Coconut Palm and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the merger taken place on the dates noted, or the future financial position or operating results of the combined company.

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Condensed Balance Sheet as of September 30, 2006
Assuming Maximum Approval

			Arkansas Media
	Coconut Palm	EBC	Settlement	Other		Pro Forma
	Historical	Historical	Agreement	Adjustments		Combined

	($ in thousands)
Current Assets:
Cash and cash equivalents	$320	$780	—	$64,630	A
			—	(25,000)	B
			—	(1,500)	D
			(3,200)	—	E
			(1,300)	—	F
			(519)	—	G
			(35)	—	H	$34,176
Certificate of deposit	—	107	—	—		107
Trade accounts receivable, net	—	3,949	—	—		3,949
Notes receivable	—	736	—	—		736
Program broadcast rights	—	5,700	—	—		5,700
Assets held for sale	—	13,559	—	(8,415)	B	5,144
Prepaid expenses	54	—	—	—		54
Other current assets	—	903	—	—		903

Total current assets	374	25,734	(5,054)	29,715		50,769
Property, plant and equipment:
Land and improvements	—	2,293	—	—		2,293
Buildings	—	2,878	252	—	H	3,130
Broadcast equipment	—	24,180	75	—	F	24,255
Furniture and fixtures	—	3,383	—	—		3,383
Other equipment	—	293	—	—		293
Construction in process	—	303	—	—		303

Total property plant and equipment	—	33,330	327	—		33,657
Less accumulated depreciation	—	(12,669)	—	—		(12,669)

Total property, plant and equipment, net	—	20,661	327	—		20,988
Investments held in Trust Fund	64,630	—	—	(64,630)	A	—
Intangible assets, net of amortization	—	60,884	1,225	—	F	62,109
Other long term assets	1,618	7,685	—	(1,618)	I	7,685

Total assets	$66,622	$114,964	$(3,502)	$(36,533)		$141,551

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Condensed Balance Sheet as of September 30, 2006 — (Continued)
Assuming Maximum Approval

			Arkansas Media
	Coconut Palm	EBC	Settlement	Other		Pro Forma
	Historical	Historical	Agreement	Adjustments		Combined

	($ in thousands)
Current liabilities:
Lines of credit	$—	$1,236	—	$—		$1,236
Accounts payable, trade and other	1,106	2,642	—	—		3,748
Accrued expenses and other liabilities	436	1,770	—	—		2,206
Deposits held for sale of broadcast licenses	—	219	—	—		219
Deferred revenue	—	279	—	—		279
Current portion of program broadcast obligations	—	1,358	—	—		1,358
Current portion of deferred barter revenue	—	4,489	—	—		4,489
Current portion of notes payable	—	826	10	—	H	836
Current portion of capital lease obligations	—	27	—	—		27
Income tax payable	81	—	—	—		81
Other current liabilities	22	—	—	—		22

Total current liabilities	1,645	12,846	10	—		14,501
Note payable, net of current	—	55,577	207	—	H	55,784
Deferred barter revenue, net of current	—	3,185	—	—		3,185
Program broadcast obligations, net of current	—	1,202	—	—		1,202
Due to affiliates	—	774	(519)	—	G	255
Security and other deposits	—	10,934	—	—		10,934
Capital lease obligations, net of current	—	7	—	—		7
Common stock subject to possible conversion	12,519	—	—	(12,519)	J	—
Interest attributable to common stock, subject to possible conversion	402	—	—	(402)	J	—

Total liabilities	14,566	84,525	(302)	(12,921)		85,868

Preferred Stock	—	—	—	8,910	L	8,910
Stockholders’ equity
Preferred Stock	—	40	—	(40)	B	—
Common stock	1	167	—	(167)	K
			—	3	K	4
Additional paid-in capital	51,114	108,378	—	(9,667)	M
			—	(29,894)	B
			—	164	K
			—	12,519	J
			—	(8,910)	L
			4,800	—	E	128,906
Accumulated retained earnings (deficit)		(68,479)	—	(1,500)	D
				(25,000)	B
				(8,415)	B
				40	B
				29,894	B
			(3,200)	—	E
			—	(1,618)	I
				402	J
			—	941	N
			(4,800)	—	E	(82,137)
Retained earnings accumulated during development stage	941	—	—	(941)	N	—
Treasury stock, at cost	—	(9,667)	—	9,667	M	—

Total stockholders’ equity	52,056	30,439	(3,200)	(32,522)		46,773

Total liabilities and stockholders’ equity	$66,622	$114,964	$(3,502)	$(36,533)		$141,551

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Statement of Operations for the Nine Months Ended September 30, 2006
Assuming Maximum Approval

			Pro Forma Adjustments

	Coconut Palm	EBC	KUTF (O)	Other		Pro Forma
	Historical	Historical	Historical	Historical		Combined

	($ in thousands, except per share data)
Broadcast revenue	$—	$23,076	$(192)	$—		$22,884
Operating expenses Program, production and promotion	—	(4,272)	1	—		(4,271)
Selling, general and administrative	(434)	(25,471)	360	(16)	R	(25,561)
Depreciation and amortization	—	(2,487)	—	(13)	S	(2,500)
Operating loss	(434)	(9,154)	169	(29)		(9,448)
Other income (expense)
Interest expense	—	(5,701)	—	(33)	T	(5,734)
Losses from affiliates and joint ventures	—	(480)	—	—		(480)
Interest income	1,524	45	—	—		1,569
Other income, net	—	823	—	—		823
Gain on sale of assets	—	409	—	—		(409)

Income (loss) before income taxes	1,090	(14,058)	169	(62)		(12,861)
Income tax expense	(82)	—	—	—		(82)

Net income (loss)	$1,008	$(14,058)	$169	$(62)		$(12,943)

Net income (loss) per share
Basic	$0.07	$(0.97)				$(0.32)
Diluted	$0.06	$(0.97)				$(0.32)
Weighted average number of shares Basic	14,000,000	14,451,588				40,720,055
Diluted	15,803,176	14,451,588				40,720,055

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Statement of Operations for FYE 2005
Assuming Maximum Approval
FYE December 31, 2005 for EBC and Subsidiaries
and for the period April 29, 2005 (Inception) through December 31, 2005 for Coconut Palm

			Pro Forma Adjustments

	Coconut Palm	EBC	KUTF (O)	Other		Pro Forma
	Historical	Historical	Historical	Historical		Combined

	($ in thousands, except per share data)
Broadcast revenue	$—	$27,471	$(81)	$—		$27,390
Operating expenses
Program, production and promotion	—	(5,018)	—	—		(5,018)
Selling, general and administrative	(147)	(32,968)	407	(180	) R	(32,888)
Impairment charge on assets held for sale	—	(1,689)	—	—		(1,689)
Depreciation and amortization	—	(3,652)	87	(17	) S	(3,582)

Operating loss	(147)	(15,856)	413	(197)		(15,787)
Other income (expense)
Interest expense	—	(5,233)	—	(44	) T	(5,277)
Losses from affiliates and joint ventures	—	(563)	—	—		(563)
Interest income	508	148	—	—		653
Other income, net	—	1,111	—	—		1,111
Gain on sale of assets	—	7,676	—	—		7,676

Income (loss) before income taxes	361	(12,717)	413	(241)		(12,184)
Income tax expense	(26)	—	—	—		(26)

Net income (loss)	$335	$(12,717)	$413	$(241)		$(12,210)

Net income (loss) per share
Basic	$0.04	$(0.87)				$(0.38)
Diluted	$0.04	$(0.87)				$(0.38)
Weighted average number of shares
Basic	7,544,534	14,550,752				31,818,685
Diluted	7,895,119	14,550,752				31,818,685

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Condensed Balance Sheet as of September 30, 2006
Assuming Minimum Approval

			Arkansas Media
	Coconut Palm	EBC	Settlement	Other		Pro Forma
	Historical	Historical	Agreement	Adjustments		Combined

	($ in thousands)
Current Assets:
Cash and cash equivalents	$320	$780	—	$64,630	A
			—	(25,000	) B
			—	(12,921	) U
			—	(1,500	) D
			(3,200)	—	E
			(1,300)	—	F
			(519)	—	G
			(35)	—	H	$21,255
Certificate of deposit	—	107	—	—		107
Trade accounts receivable, net	—	3,949	—	—		3,949
Notes receivable	—	736	—	—		736
Program broadcast rights	—	5,700	—	—		5,700
Assets held for sale	—	13,559	—	(8,415	) B	5,144
Prepaid expenses	54	—	—	—		54
Other current assets	—	903	—	—		903

Total current assets	374	25,734	(5,054)	16,794		37,848
Property, plant and equipment:
Land and improvements	—	2,293	—	—		2,293
Buildings	—	2,878	252	—	H	3,130
Broadcast equipment	—	24,180	75	—	F	24,255
Furniture and fixtures	—	3,383	—	—		3,383
Other equipment	—	293	—	—		293
Construction in process	—	303	—	—		303

Total property plant and equipment	—	33,330	327	—		33,657
Less accumulated depreciation	—	(12,669)	—	—		(12,669)

Total property, plant and equipment, net	—	20,661	327	—		20,988
Investments held in Trust Fund	64,630	—	—	(64,630	) A	—
Intangible assets, net of amortization	—	60,884	1,225	—	F	62,109
Other long term assets	1,618	7,685	—	(1,618	) I	7,685

Total assets	$66,622	$114,964	$(3,502)	$(49,454)		$128,630

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Condensed Balance Sheet as of September 30, 2006 — (Continued)
Assuming Minimum Approval

			Arkansas Media
	Coconut Palm	EBC	Settlement			Pro Forma
	Historical	Historical	Agreement	Adjustments		Combined

	($ in thousands)
Current liabilities:
Lines of credit	$—	$1,236	—	$—		$1,236
Accounts payable, trade and other	1,106	2,642	—	—		3,748
Accrued expenses and other liabilities	436	1,770	—	—		2,206
Deposits held for sale of broadcast licenses	—	219	—	—		219
Deferred revenue	—	279	—	—		279
Current portion of program broadcast obligations	—	1,358	—	—		1,358
Current portion of deferred barter revenue	—	4,489	—	—		4,489
Current portion of notes payable	—	826	10	—	H	836
Current portion of capital lease obligations	—	27	—	—		27
Income tax payable	81	—	—	—		81
Other current liabilities	22	—	—	—		22

Total current liabilities	1,645	12,846	10	—		14,501
Note payable, net of current	—	55,577	207	—	H	55,784
Deferred barter revenue	—	3,185	—	—		3,185
Program broadcast obligations, net of current	—	1,202	—	—		1,202
Due to affiliates	—	774	(519)	—	G	255
Security and other deposits	—	10,934	—	—		10,934
Capital lease obligations, net of current	—	7	—	—		7
Common stock subject to possible conversion	12,519	—	—	(12,519)	J	—
Interest attributable to common stock, subject to possible conversion	402	—	—	(402)	J	—

Total liabilities	14,566	84,525	(302)	(12,921)		85,868

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Condensed Balance Sheet as of September 30, 2006 — (Continued)
Assuming Minimum Approval

			Arkansas Media
	Coconut Palm	EBC	Settlement			Pro Forma
	Historical	Historical	Agreement	Adjustments		Combined

	($ in thousands)
Preferred stock	—	—	—	8,910	L	8,910
Stockholders’ equity
Preferred stock	—	40	—	(40)	B	—
Common stock	1	167	—	(167)	K
			—	3	K	4
Additional paid-in capital	51,114	108,378	—	(9,667)	M
			—	(29,894)	B
			—	164	K
				12,519	J
			—	(8,910)	L
			4,800	—	E	128,906
Accumulated retained earnings (deficit)	—	(68,479)	—	(1,500)	D
			—	(1,618)	I
			—	(25,000)	B
			—	(8,415)	B
			—	40	B
			—	29,894	B
			(3,200)	—	E
				402	J
			—	941	N
			(4,800)	—	E	(82,137)
Retained earnings accumulated during development stage	941	—	—	(941)	N	—
Treasury stock, at cost	—	(9,667)	—	9,667	M
	—	—	—	(12,921)	U	(12,921)

Total stockholders’ equity	52,056	30,439	(3,200)	(45,443)		33,852

Total liabilities and stockholders’ equity	$66,622	$114,964	$(3,502)	$(49,454)		$128,630

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Statement of Operations for the Nine Months Ended September 30, 2006
Assuming Minimum Approval

			Pro Forma Adjustments

	Coconut Palm	EBC	KUTF (O)	Other		Pro Forma
	Historical	Historical	Historical	Historical		Combined

	($ in thousands, except per share data)
Broadcast revenue	$—	$23,076	$(192)	$—		$22,884
Operating expenses
Program, production and promotion	—	(4,272)	1	—		(4,271)
Selling, general and administrative	(434)	(25,471)	360	(16	) R	(25,561)
Depreciation and amortization	—	(2,487)	—	(13	) S	(2,500)

Operating income (loss)	(434)	(9,154)	169	(29)		(9,448)
Other income (expense)
Interest expense	—	(5,701)	—	(33	) T	(5,734)
Losses from affiliates and joint ventures	—	(480)	—	—		(480)
Interest income	1,524	45	—	(302	) W	1,267
Other income, net	—	823	—	—		823
Gain on sale of assets	—	409	—	—		(409)

Income (loss) before income taxes	1,090	(14,058)	169	(364)		(13,163)
Income tax expense	(82)	—	—	—		(82)

Net income (loss)	$1,008	$(14,058)	$169	$(364)		$(13,245)

Net income (loss) per share
Basic	$0.07	$(0.97)				$(0.34)
Diluted	$0.06	$(0.97)				$(0.34)
Weighted average number of shares
Basic	14,000,000	14,451,588				38,421,205
Diluted	15,803,176	14,451,588				38,421,205

Unaudited Pro Forma Financial Statements for EBC and Coconut Palm
Combined Statement of Operations for FYE 2005
Assuming Minimum Approval
FYE December 31, 2005 for EBC and Subsidiaries
and for the period April 29, 2005 (inception) through December 31, 2005 for Coconut Palm

			Pro Forma Adjustments

	Coconut Palm	EBC	KUTF (O)	Other		Pro Forma
	Historical	Historical	Historical	Historical		Combined

	($ in thousands, except per share data)
Broadcast revenue	$—	$27,471	$(81)	$—		$27,390
Operating expenses
Program, production and promotion	—	(5,018)	—	—		(5,018)
Selling, general and administrative	(147)	(32,968)	407	(180	) R	(32,888)
Impairment charge on assets held for sale	—	(1,689)	—	—		(1,689)
Depreciation and amortization	—	(3,652)	87	(17	) S	(3,582)

Operating loss	(147)	(15,856)	413	(197)		(15,787)
Other income (expense)
Interest expense	—	(5,233)	—	(44	) T	(5,277)
Losses from affiliates and joint ventures	—	(563)	—	—		(563)
Interest income	508	148	—	(100	) W	556
Other income, net	—	1,111	—	—		1,111
Gain on sale of assets	—	7,676	—	—		7,676

Income (loss) before income taxes	361	(12,717)	413	(341)		(12,284)
Income tax expense	(26)	—	—	—		(26)

Net income (loss)	$335	$(12,717)	$413	$(341)		$(12,310)

Net income (loss) per share
Basic	$0.04	$(0.87)				$(0.40)
Diluted	$0.04	$(0.87)				$(0.40)
Weighted average number of shares
Basic	7,544,534	14,550,752				31,136,287
Diluted	7,895,119	14,550,752				31,136,287

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation
      On April 7, 2006, Coconut Palm and EBC entered into a definitive agreement under which Coconut Palm will be merged into EBC in a transaction to be accounted for as a reverse acquisition of Coconut Palm. For accounting purposes, EBC is treated as the continuing reporting entity. The costs of the transaction incurred by EBC will be charged directly to equity, those incurred by Coconut Palm will be expensed.
      The following information should be read in conjunction with the pro forma combined financial statements:

•	Accompanying notes to the unaudited pro forma combined financial statements.

•	Separate historical financial statements of EBC for the period ended September 30, 2006 included elsewhere in this document.

•	Separate historical financial statements of Coconut Palm for the period ended September 30, 2006 included elsewhere in this document.
      The unaudited pro forma combined financial statements have been prepared using two different levels of approval of the merger by Coconut Palm stockholders, as follows:

•	Assuming Maximum Approval: assumes no stockholders of Coconut Palm seek to convert this shares into a pro rata share of the trust account; and

•	Assuming Minimum Approval: assumes the Coconut Palm stockholders owning 19.9% of the stock issued in the initial public offering seek conversion.
      The unaudited pro forma combined financial statements are presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

2.	Pro Forma Adjustments
      There were no inter-company balances and transactions between Coconut Palm and EBC as of the dates and for the periods of these pro forma condensed combined financial statements.
      The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Coconut Palm and EBC filed consolidated income tax returns during the periods presented The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

A. Release of $64 million of funds held in trust by Coconut Palm to operating cash account.

B. Consideration of $40 million paid to EBC preferred shareholders in the form of (i) $25 million in cash and (ii) two television stations to Univision with an estimated value of $15 million, but recorded at book value of $8.4 million. The existing EBC Series A preferred stock with a par value of $40,000 and additional paid in capital of $29,893,879 is redeemed. The EBC Series A Preferred Stock provided for an annual 7% cumulative dividend. The unpaid dividend at September 30, 2006 was $11.1 million, which is paid by the issuance of or one share of common stock to Sycamore (see Note K) per $5.13 at accrued amount and Series A Convertible Non-Voting Preferred Stock to Univision (See Note L) per $5.13 of accrued amount.

C. Section “C” is not used.

D. Transaction success fees in the amount of $1.5 million to be paid from cash to Morgan Joseph and Jones-Sagansky Broadcast Group and charged against retained earnings.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

E. In connection with the Arkansas Media Settlement Agreement signed on April 7, 2006, the management agreement dated June 1, 1998 between Arkansas Media and EBC was terminated in exchange for the payment of $3.2 million to Arkansas Media to be paid from cash and charged against retained earnings and 640,000 newly issued shares of EBC’s Class A common stock (valued at $4,800,000).

F. In connection with the Arkansas Media Settlement Agreement signed on April 7, 2006, EBC acquired one low-power broadcast station in Oklahoma City, Oklahoma and two low-power broadcast stations in Little Rock, Arkansas, for a combined purchase price of $1.3 million of which $1.2 million is allocated to intangible assets (that is not amortizable) and $75,000 to broadcast equipment.

G. In connection with the Arkansas Media Settlement Agreement, EBC will pay Actron, Inc. $519,000 ($411,009.47 plus accrued interest at 7% since January 1, 2003). There is a corresponding reduction to Due to affiliates’ account, in settlement of EBC’s obligations under a Promissory Note to Actron, Inc. dated January 1, 2003. This obligation relates to EBC’s purchase of Central Arkansas Payroll Company in 2003.

H. In connection with the Arkansas Media Settlement Agreement, EBC acquired an office building, in Fort Smith, Arkansas from Arkansas Media, which houses TV stations KPBI, KXUN, and KWFT. The purchase price of $252,000 is comprised of a cash payment of $35,000 to Arkansas Media and EBC’s assumption of debt secured by the building and owing to Citizen’s Bank and Trust, Fort Smith, Arkansas in the amount of $217,000.

I. Expensing of Coconut Palm’s capitalized transaction costs in the amount of $1.6 million and charged to retained earnings.

J. Reclassification of $12.519 million of common stock subject to conversion and $402 thousand of interest attributable to common stock subject to conversion to stockholder’s equity, to common stock for par value and $12.519 to additional paid-in capital and $402 thousand to accumulated retained earnings.

K. The issuance of 26,720,055 shares of common stock par value $0.0001 per share, and the exchange and cancellation of 100% of the outstanding common stock of EBC.

L. The issuance of 1,736,746 units at $0.0001 par value preferred shares that accrue cumulative annual dividends at 7%. The shares can be redeemed for cash at the option of the Company or by election of a majority of the preferred shareholder, after the five-year anniversary of the issue date. The shares were valued at the original issue price of $5.13 per the “Series A Convertible Non-Voting Preferred Stock”. See Annex D for a copy of this document. The dollar values of the shares of Coconut Palm common stock referenced on p. 45 are based on a per share price of $5.81 which was the price on April 6, 2006, the last trading day prior to the execution of the merger agreement.

M. Retirement of $9.6 million in treasury shares.

N. Reclassification on retained earnings accumulated during development stage to accumulated retained earnings (deficit).

O. Per Asset Purchase Agreement dated April 7, 2006 between Logan, Inc, Price Broadcasting, Inc, EBC, and Univision, disposition of Telefutura Station, KUTF by sale to Univision.

P. Section “P” is not used.

Q. Section “Q” is not used.

R. Annual management fee of $1.5 million paid to Royal Palm for ongoing management advisory services performed following the merger, subject to shareholder approval. Consulting agreement entered into with Hooper to render advisory services in connection with EBC’s business for a yearly fee of $250,000. Pursuant to cancellation of the management agreement between Arkansas Media and EBC,

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

elimination of local marketing agreement fees paid to Arkansas Media for $96,000 for fiscal year 2005 and $72,000 at September 30, 2006, and elimination of management fees paid to Arkansas Media for $1,474,000 for fiscal year 2005 and $1,225,000 at September 30, 2006.

S. Adjustment for depreciation expense of $11,000 in fiscal year 2005 and $8,000 at September 30, 2006 attributable to the low power stations; adjustments of $6,000 in fiscal year 2005 and $5,000 at September 30, 2006 attributable to the Fort Smith facility acquired by EBC per the Arkansas Media Settlement Agreement.

T. In connection with the Arkansas Media Settlement Agreement, recognition of interest expense of $29,000 in fiscal year 2005 and $22,000 at September 30, 2006 on Actron, Inc. note; recognition of interest expense of $15,000 in fiscal year 2005 and $11,000 at September 30, 2006 on Fort Smith note.

U. Reflects payment of $12.9 million to Coconut Palm stockholders electing to exercise conversion rights as consideration for their shares. (Does not include payments the combined company may need to make to shareholders of EBC who exercise their dissenters’ rights).

V. Section “V” is not used.

W. Adjustment to eliminate interest income subject to redemption by shareholders seeking conversion of their shares. Adjustment records a reduced interest income of $100,067 for fiscal year 2005 and $301,739 at September 30, 2006.

3.	Pro Forma Conversion Assumptions
      The adoption of the merger agreement will require the affirmative vote of over 80% of the outstanding shares of Coconut Palm’s common stock on the record date. The unaudited pro forma condensed combined financial statements assume that 100.0% of the outstanding shares of Coconut Palm’s common stock on the record date vote affirmatively, and there is maximum approval. A second presentation of the unaudited pro forma condensed combined financial statements assume that 80.01% of the outstanding shares of Coconut Palm’s common stock on the record date vote affirmatively, and there are 19.99% conversions.

4.	One-Time Management Incentive Plan
      Immediately following closing, Coconut Palm, as the surviving corporation, will, establish a one-time management cash incentive plan of up to a maximum of $8.5 million, intended to be funded solely by proceeds received by the anticipated exercise of outstanding Coconut Palm warrants, which, assuming all outstanding warrants are exercised, could generate proceeds of up to $115 million. The Coconut Palm warrants, which are exercisable at a price of $5.00 per share, may be exercised beginning upon the later to occur of (i) Coconut Palm’s completion of a business combination transaction, or (ii) one year from the date of Coconut Palm’s prospectus issued in its initial public offering, and must be exercised prior to September, 2009.

5.	Employee Agreements
      The employment agreements provide that, after the merger, Larry Morton will be employed as the President and Chief Executive Officer, and Gregory Fess will be employed as Senior Vice President of the combined company. The term of the employment agreements are anticipated to be three years from the date of the agreement. Each employee will be entitled to a base salary anticipated to be equal to $520,000 for Mr. Morton and $315,000 for Mr. Fess, which salary will be reviewed annually by the board of directors of the combined company, and will receive an initial option grant of a 2,000,000 shares for Mr. Morton and 250,000 shares for Mr. Fess having an exercise price equal to the fair market value on the date of grant. These options shall vest in four equal installments commencing at the signing of the employment agreement and on each anniversary thereafter, and shall be exercisable for a minimum of five years.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

6.	Fair Value Analysis of Option Exchange
      EBC has adopted SFAS 123R for the fiscal period beginning January 1, 2006. As a private company, EBC has historically used a minimum value method with a 0% volatility assumption in its Black Scholes Fair Value calculation.
      Upon consummation of the merger, the exchange of EBC options with the options to purchase shares of Coconut Palm is a modification for accounting purposes under SFAS 123R. Coconut Palm will calculate compensation cost, if any, as the excess of the fair value of the modified award determined in accordance with SFAS 123R over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. The historical financial statements of the Company will include a charge attributable to the option exchange upon consummation of the merger.

DIRECTORS AND MANAGEMENT OF
COCONUT PALM FOLLOWING THE MERGER WITH EBC
      At the completion of the merger, the board of directors, executive officers and significant employees of Coconut Palm will be as set forth below. With respect to the appointment of new directors to the board of Coconut Palm, it is anticipated that such members will be appointed to the respective class of directors so that the three classes of directors are as equal as possible:

Name	Age	Position

Henry Luken, III	44	Chairman of the Board of Directors
Richard C. Rochon	49	Vice Chairman
Larry E. Morton	59	Chief Executive Officer, President and Director
Thomas M. Arnost	60	President/CEO — Broadcast Station Group
George Blank	55	Chief Financial Officer
Mario B. Ferrari	28	Chief Strategic Officer
Gregory Fess	50	Senior Vice President and Chief Operating Officer
Mark Dvornik	44	Executive Vice President — Retro Television Network
Glenn Charlesworth	55	Vice President and Controller
James Hearnsberger	54	Vice President — Finance and Administration
Robert B. Becker	58	Director
Robert C. Farenhem	35	Director
      Henry G. Luken, III, Chairman, has served as chairman of Covista Communications, a publicly-held global exchange telephone company, since 1999 and has extensive business and telecommunications experience. Prior to purchasing a major interest in Covista in 1999, Mr. Luken founded long distance telephone service re-sellers Telco Communications and Long Distance Wholesale Club in 1993. Telco was a pioneer in dial-around long distance service with Dial and Save, Inc, which grew into a successful telecommunication company and was sold to Excel Communications in 1997 for $1.2 billion. Most recently Mr. Luken moved Covista’s headquarters from Little Falls, New Jersey to Chattanooga, Tennessee. Mr. Luken also owns interests in several TV and radio stations.
      Richard C. Rochon, Vice Chairman, has been chairman of the board and chief executive officer of Coconut Palm since our inception and acted as our principal financial and accounting officer from our inception until the first quarter of 2006. Mr. Rochon co-founded Royal Palm Capital Partners, LLP (“RPCP”), a private equity investment and management firm in February 2002 and has been its chairman and chief executive officer since that time. RPCP focuses on making investments in service industries poised for consolidation and growth and partners with world class management teams in the respective industries. Mr. Rochon has also served as a director of Devcon International Corp., a Nasdaq listed provider of electronic security services, since July 2004, and as chairman of Sunair Services Corporation, an American Stock Exchange-listed provider of pest-control and lawn-care services, since February 2005. From 1987 to January 2002, Mr. Rochon served as President of Huizenga Holdings, Inc., a management and holding company owned by H. Wayne Huizenga, whose investments included several NYSE-listed companies, including Blockbuster Entertainment Corporation, Republic Waste Industries, Inc., AutoNation, Inc. and Boca Resorts, Inc. During this time, he also served as sole director for many of Huizenga Holdings’ privately-held operating companies, including AutoNation, Inc., the NHL’s Florida Panthers and the NFL’s Miami Dolphins. Mr. Rochon also served as a director of SportsChannel Associates, a cable channel, from March 1996 until its sale to CableVision Systems Corporation in January 2000. Mr. Rochon also previously served as vice chairman of Boca Resorts, Inc., a NYSE-listed owner and operator of luxury resort properties in Florida, from November 1996 to December 2004, until its sale to The Blackstone Group, also serving as President from March 1998 until January 2002. In addition, Mr. Rochon has been a director of Bancshares of Florida, a Nasdaq listed full-service commercial bank, since 2002. Since 1996, Mr. Rochon has been a director of

Century Business Services, a NYSE listed diversified services company. Prior to joining Huizenga Holdings in 1985 as Treasurer, Mr. Rochon previously was employed by Coopers & Lybrand as a certified public accountant from 1979 to 1985. Mr. Rochon graduated from Binghamton University, where he received his B.S. in Accounting.
      Larry E. Morton, President and CEO, is one of the founders of EBC and has been a member of EBC’s board of directors since EBC’s inception in 1998. Prior to forming EBC, Mr. Morton was the President/ Manager of Las Vegas Media, LLC and Kaleidoscope Affiliates, LLC, media companies that were the predecessor entities to EBC, from 1994 to 1998. Under Mr. Morton’s leadership, EBC as of September 30, 2006, operates or has signed agreements to acquire and operate 24 full power stations, 37 Class A stations and 67 low power stations. Mr. Morton also created EBC’s C.A.S.H.tm System, which gives the company a programming distribution method that allows for greater cable carriage and lower capital and operating costs at each station. Mr. Morton also recently co-developed RTN, EBC’s new programming concept that is designed to help broadcasters maximize the value of their digital broadcast spectrum. Mr. Morton is a graduate of the United States Air Force Academy, where he received a B.S. in Economics. He also graduated from the University of Arkansas where he received a B.S. in Accounting and a Masters in Business Administration.
      Thomas M. Arnost, President/ CEO of EBC Station Group, served as the former Co-President of Univision Communications, Inc. (NYSE: UVN) Station Group, where he joined the company in 1994 following the 1992 acquisition of Univision by A. Jerrold Perenchio for $550 million. Mr. Arnost served as Co-President of Univision Television Group, which owns and operates 62 television stations in major U.S. Hispanic markets and Puerto Rico, from 1997 to 2005, and prior to that as Executive Vice President of Univision Television Group from 1994 to 1996. He also served as Station Manager for KMEX-TV in Los Angeles, Univision’s flagship station, in 1994. In 2002, Mr. Arnost helped oversee the very successful launch of the Telefutura Station Group, which has since, significantly contributed to Univision’s overall revenue growth. During Mr. Arnost’s tenure, total station group revenue grew from under $120 million in 1993 to over $650 million in 2005. Previously, from 1985 to 1993, Mr. Arnost served as General Sales Manager for Tribune Broadcasting Station Group, KTLA-TV in Los Angeles. Positions prior to 1985 included: 1984, Local Sales Manager Golden West Broadcasting, KTLA-TV, 1980-1984, National Sales Manager Golden West Broadcasting, KTLA-TV, and Mr. Arnost started his broadcast career at Petry Media Television, where he served as Account Executive from 1973 to 1979. Mr. Arnost graduated from the University of Arizona with a B.A. degree in Business Administration and a major in finance.
      George W. Blank, Chief Financial Officer, served as a Senior Corporate Executive with Univision Communications, Inc. (NYSE: UVN) from March 2004 through December 2006. Previously, Mr. Blank served as Vice President, Finance and Chief Financial Officer at Univision and its predecessor company from September 1987 to March 2004 and as Executive Vice President from December 1992 to March 2004. In 1987, Mr. Blank joined Hallmark Cards as a consultant. Prior to joining Hallmark Cards, Mr. Blank served as Vice President and Controller of the National Broadcasting Company (NBC) from 1981 to 1987. From October 1979 to 1981, Mr. Blank was NBC’s Director of Accounting Systems and subsequently served as Director of Accounting and Financial Reporting. Prior to his tenure at NBC, Mr. Blank was employed at RCA Corporation and Arthur Andersen & Co. Mr. Blank graduated from Fairleigh Dickinson University with a B.S. in Accounting and a Masters in Business Administration in Finance.
      Mario B. Ferrari, Chief Strategic Officer, has been a director and vice president of Coconut Palm Acquisition Corp. since April 2005. Mr. Ferrari is a co-founder of RPCP, a private equity investment and management firm, where he has been a partner since July 2002. RPCP focuses on making investments in industries poised for consolidation and growth and partners with world class management teams in respective industries. Mr. Ferrari has also served as a director of publicly-held Devcon International Corporation, a provider of electronic security services, since July 2004 and as vice chairman of publicly-held Sunair Services Corporation, a provider of pest control and lawn care services, since February 2005. From June 2000 to June 2002, he was an investment banker with Morgan Stanley & Co. Previously, Mr. Ferrari co-founded PowerUSA, LLC, a retail renewable energy services company, in October 1997 and was a managing member until September 1999. Mr. Ferrari graduated from Georgetown University, where he received his B.S., magna cum laude, in Finance and International Business.
      Gregory W. Fess, Senior Vice President and COO, is one of the founders of EBC and has been a member of EBC’s board of directors since its inception in 1998. Previously, Mr. Fess was a member of the management committee for Las Vegas Media, LC and Kaleidoscope Affiliates from 1995 to 1998. He has had extensive experience in the acquisition, development and operations of EBC stations, including the launching of EBC’s Univision and Telefutura stations. Under his leadership, revenue at these stations has experienced significant growth over the past few years. Mr. Fess is a graduate of the University of Arkansas, where he received a B.A. in Marketing and a Masters in Business Administration. Mr. Fess currently serves on the Arkansas Broadcasters Association Board.
      Mark Dvornik, Executive Vice President of Retro Television Network, served as Executive Vice President and General Sales Manager for Paramount Television Group from September 2001 to January 2007. Previously, from 1999 to 2001, Mr. Dvornik served as Senior Vice President, General Sales Manager in Los Angeles with Paramount. During this time, Paramount assumed control of Worldvision and Rysher first-run and off-net sales, taking the Paramount library to over 55,000 hours of television. Mr. Dvornik previously served as Vice President, Southwestern Regional Manager from 1995 to 1998, Vice President, Southwestern Regional Manager from 1992 to 1995, Southwestern Division Manager from 1990 to 1992, Central Division Manager from 1988 to 1990 and Account Executive from 1986 to 1988. Mr. Dvornik joined Paramount in 1985 as a sales trainee based in Los Angeles. Mr. Dvornik earned a Bachelor of Arts degree in English and Film from the University of Florida.
      Glenn Charlesworth, Vice President and Controller, has been with EBC since 2001. He oversees the accounting department and is responsible for financial reporting duties. Mr. Charlesworth has over 25 years experience in public accounting and has previously worked for Cytomedix, Inc, a publicly-traded biotechnology company, as CFO and Vice President of Finance. Mr. Charlesworth is a graduate of the University of Arkansas, where he received a B.S. in Business Administration. Mr. Charlesworth is a member of the American Institute of CPAs. Mr. Charlesworth previously served on the board of the Arkansas Children’s Museum and the Westside YMCA.
      James H. Hearnsberger, Vice President — Administration and Finance, has been vice president of administration with EBC since its 1998 inception. During this time he has been active in all areas of the development of the company including property acquisition, disposition and management, finance, insurance and project development. Mr. Hearnsberger is a graduate of Hendrix College, where he received a B.S. in Economics. Mr. Hearnsberger is also a graduate of the University of Arkansas, where he received his Masters in Business Administration.
      Robert B. Becker has been a member of EBC’s board of directors since June 30, 2000. Since its formation in September 1986, Mr. Becker has been the president of Robert B. Becker Inc., a private consulting company specializing in business combinations, new business initiatives and contractual negotiations in the broadcasting, entertainment, media and communications segments. Mr. Becker recently served as the chief financial officer, treasurer, secretary and a member of the board of directors of Juniper Partners Acquisition Corp., a publicly traded blank check company, that has filed a Form S-4 to purchase Firestone Communications, Inc. Firestone is a privately owned diversified media and communications company. From 1989 to 1991, he served as chief financial officer and treasurer of Memry Corporation, a publicly traded company that develops and markets new products. From 1980 until entering the consulting business, Mr. Becker served as vice president and controller of HBO, and director of programming finance of HBO from 1978 to 1980. Prior to this, he held various positions in the financial department of Time Inc. Mr. Becker is a graduate of the University of Northern Colorado, where he received a B.S. in Business Administration with a specialization in accounting.
      Robert C. Farenhem has been Coconut Palm’s director, vice president and secretary since our inception, our principal financial and accounting officer since the first quarter 2006 and will continue to serve as a director of the combined company upon consummation of the merger. Mr. Farenhem has been the chief financial officer of RPCP since April 2003 and a partner since February 2005. Mr. Farenhem has been vice president and director of Royal Palm Capital Management, Inc. since February 2005. Mr. Farenhem was the interim chief financial officer of Devcon International Corporation from April 2005 to December 2005. Mr. Farenhem was the Executive Vice President of Strategic Planning and Corporate Development for publicly-held Bancshares of Florida and Chief Financial Officer for Bank of Florida from February 2002 to April 2003. Previously, Mr. Farenhem was an investment banker with Banc of America Securities from October 1998 to February 2002, advising on mergers and acquisitions, public and private equity, leveraged buyouts, and other financings. Mr. Farenhem graduated from the University of Miami, where he received his BBA in Finance.
      As noted in Mr. Becker’s biography, Mr. Becker was involved with Juniper Partners Acquisition Corp. Juniper is a publicly traded blank check company that has filed a Form S-4 to purchase Firestone Communications, Inc. Firestone is a privately-owned diversified media and communications company that owns and operates Sorpresa. Sorpresa is the first children’s cable television network offering culturally relevant Spanish language programming for children aged 2 to 17. Sorpresa television programming is also distributed to third party broadcasters and cable channels. Firestone also has a Network Operations Center-uplink and related services for network distribution, and Production Services Operations-production facilities and services for program production. Primarily due to Spanish language children’s programming and the EBC C.A.S.H. system, the Firestone business plan is not similar to our business plan. In addition, Firestone does not own or operate any television stations. On January 19, 2007, Mr. Becker resigned as chief financial officer, treasurer, secretary and member of the board of directors at Juniper Partners Acquisition Corp. upon the completion of the company’s merger with Firestone Communications.
      After the merger, the officers and employee directors will devote their full time and attention to the ongoing operations of Coconut Palm and the non-employee directors will devote such time as is necessary and required to satisfy their duties as a director of a public company.
Board of Directors and Committees of the Board
      Presently, our anticipated board of directors for the combined company consists of five members, only one of whom, Mr. Becker, meets the NASDAQ Global Markets definition for “independent director.” After the merger with EBC, our board of directors will consist of up to nine members, and it is anticipated that a majority of which will be considered “independent.” The directors will be appointed to such class of directors so that the classes of the board of directors of Coconut Palm are as equal as possible.
      We do not currently have a Compensation Committee but will establish one in accordance with the requirements of the Nasdaq Global Market or the quotation system or exchange for which we qualify. Compensation of our executive officers will be determined, or recommended to the board for determination, by a majority of the independent directors on our board of directors, to the extent such compensation is not already set forth in employment agreements as is the case for Larry Morton and Gregory Fess. See “Agreement and Plan of Merger — Employment Agreements” beginning on page 60. The chief executive officer will not be present during voting or deliberations. None of Coconut Palm’s officers currently receive compensation from Coconut Palm. We do not expect to pay any compensation to any of our officers until following the consummation of the merger with EBC.
      To date given the fact that Coconut Palm has no operations, Coconut Palm’s board of directors has not established a Nominating and Governance Committee or an Audit Committee. In connection with our anticipated listing with the Nasdaq Global Market, Coconut Palm will establish a Nominating and Governance Committee and an Audit Committee. The anticipated functions of these committees and their current members, as well as anticipated membership, are set forth below.
Nominating and Governance Committee
      The Nominating and Governance Committee will be responsible for assisting identifying and recommending qualified candidates for director nominees to the board, and leading the board in its annual review of the board’s performance. All members of the Nominating Governance Committee shall qualify as independent under the definition promulgated by SEC rules. It is anticipated that the Nominating and Governance

Committee will consist of several board members who will be appointed to such committee prior to or simultaneous with the closing of the acquisition. The Nominating and Governance Committee may consider candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. For all potential candidates, the Nominating and Governance Committee may consider all factors is deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the industry in which we operate, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need in the board, and concern for the long-term interests of the stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes simply to propose a candidate for consideration as a nominee by the Nominating and Governance Committee, it should submit any pertinent information regarding the candidate to the Nominating and Governance Committee by mail at our address. A copy of the Nominating and Governance Committee’s written charter will be available upon written request once the charter is adopted.
Audit Committee
      The Audit Committee will recommend to the board of directors the appointment of the firm selected to serve as our independent auditors and our subsidiaries and will monitor the performance of such firm; will review and approve the scope of the annual audit and evaluate with the independent auditors our annual audit and annual financial statements; will review with management the status of internal accounting controls; will evaluate issues having a potential financial impact on us which may be brought to the Audit Committee’s attention by management, the independent auditors or the board; will evaluate our public financial reporting documents; will review the non-audit services to be performed by the independent auditors, if any; and will consider the effect of such performance on the auditor’s independence. Currently, Coconut Palm has not established an Audit Committee, and following the merger with EBC, it is anticipated that an Audit Committee will be established and will consist of additional board members who will be appointed to such committee prior to or simultaneous with the closing of the merger. All members of the Audit Committee will satisfy the independence and financial experts standards promulgated by the SEC and by the Nasdaq Global Market system, as such standards apply specifically to members of audit committees. We intend to locate and appoint at least one additional independent director to serve on our audit committee prior to completion of the merger.
Code of Conduct and Ethics
      We have adopted a Code of Ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and the rules of the Nasdaq Global Market.
Executive Compensation
     Compensation Discussion and Analysis
      We intend that our executive compensation program will be designed to attract and retain executive talent and to reward them for increasing shareholder value on both an annual and a long-term basis.
      We expect our compensation program for executive officers consists of the following elements:

•	Salary;

•	Annual bonus compensation to be determined at the discretion of our independent directors or compensation committee;

•	Equity compensation; and

•	Retirement benefit plans and other benefits competitive in the industry.
      In establishing compensation packages for our executive officers, we will consider numerous factors, including the particular executive’s experience, expertise and performance, the company’s overall performance and compensation packages available in the marketplace for similar positions. In particular, with respect to management to be involved with the Hispanic broadcast portion of our business, we expect that the compensation program for such executive officers will be tied to the performance of our company generally, but also in comparison to other similar companies in the Hispanic broadcast segment of our industry. We also expect our board of directors, and specifically our compensation committee, to assist in the structure and implementation of our executive compensation program paying particular attention to the rewarding the performance of our executives in executing our business plan as a TV broadcaster but also in encouraging our executives to communicate business and technological advancements and opportunities to the management of the company including the board of directors.
      During fiscal year 2006, no individual who will serve as an executive officer of Coconut Palm following completion of the merger received from Coconut Palm any cash compensation for services rendered by him to Coconut Palm. Historical compensation paid to Messrs. Morton and Fess as indicated in the Summary Compensation Table below reflect amounts attributable to them based on a management agreement between Arkansas Media and EBC, which had been agreed to by the parties in 1998. EBC believes the structure of the management agreement was an acceptable method of structuring compensation because during the initial years of the agreement the payments for the management services were less than may have been required under a traditional management employment agreement structure thus reducing the financial burden on the newly established EBC. The payments to Arkansas Media in fiscal year 2006 and attributable to Messrs. Morton and Fess represented payments by a more mature company adjusted, pursuant to the agreement, for the comparatively smaller payments made during the initial years of the agreement. Compensation paid to Messrs. Hearnsberger and Charlesworth during fiscal year 2006 was determined by EBC solely with regard to market factors.
SUMMARY COMPENSATION TABLE
(For the Year Ended December 31, 2006)
      The table below provides information concerning the total compensation received for services related to EBC or Coconut Palm, as appropriate, during the fiscal year ended December 31, 2006 by the individuals who will serve as the principal executive officer and the principal financial officer of the combined company following completion of the merger, as well as the three other highest paid individuals (based on total compensation for 2006 received from EBC or Coconut Palm, as appropriate) who will continue to serve as executive officers of the combined company following completion of the merger (collectively, the “Named Executive Officers”).

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Larry Morton	2006	—	—	—	—	—	—		$662,915.11	(1)
(Chief Executive Officer and
President)
George Blank(2)	2006	—	—	—	—	—	—	—	—
(Chief Financial Officer)
Gregory Fess	2006	—	—	—	—	—	—	—	$530,236.63	(1)
(Senior Vice President)
James Hearnsberger	2006	$150,000	$0	$0	$0	$0	$0	$0	$150,000
(Executive Vice President)
Glenn Charlesworth	2006	$125,000	$0	$0	$0	$0	$0	$0	$125,000
(Vice President and Controller)

(1)	Messrs. Morton and Fess served EBC in the capacities indicated during fiscal year 2006 but did not receive compensation directly from EBC. Pursuant to a management agreement between Arkansas Media and EBC, Arkansas Media provided management services to EBC and received annual management fees which in turn were distributed to its members. The amounts shown reflect amounts attributable to Mr. Morton and Mr. Fess based on their respective ownership interest in Arkansas Media.

(2)	We anticipate that Mr. Blank will join Coconut Palm as its Chief Financial Officer following completion of the merger. We have not finalized the terms of Mr. Blank’s employment agreement.

EBC Option Plans
      Since our formation, Coconut Palm has not granted any stock options or stock appreciation rights or any awards under long-term incentive plans. However, as part of the merger, all outstanding options under the EBC 1994 and 2001 Option Plans to purchase shares of EBC common stock are being converted into options to purchase shares of Coconut Palm common stock under the Coconut Palm 2007 Stock Incentive Plan with each EBC options converted into approximately 1.461988 Coconut Palm options. See “Stock Incentive Plan Proposal — Key Features of the 2007 Stock Incentive Plan” beginning on page 94 for a description of the Coconut Palm 2007 Stock Incentive Plan.
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
(For the Year Ended December 31, 2006)

	Option Awards					Stock Awards

Equity
Incentive
								Equity	Plan
								Incentive	Awards:
								Plan	Market or
			Equity					Awards:	Payout
			Incentive					Number of	Value of
			Plan				Market	Unearned	Unearned
			Awards:			Number of	Value of	Shares,	Shares,
	Number of	Number of	Number of			Shares or	Shares or	Units or	Units or
	Securities	Securities	Securities			Units of	Units of	Other	Other
	Underlying	Underlying	Underlying			Stock	Stock	Rights	Rights
	Unexercised	Unexercised	Unexercised	Option		That	That	That Have	That
	Options	Options	Unearned	Exercise	Option	Have Not	Have Not	Not	Have Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

Larry Morton	750,000	—	—	$7.50	5/16/2013	—	—	—	—
George Blank	—	—	—	—	—	—	—	—	—
Gregory Fess	275,000	—	—	$7.50	5/16/2013	—	—	—	—
James Hearnsberger	205,000	—	—	$7.50	5/16/2013	—	—	—	—
Glenn Charlesworth	100,000	—	—	$7.50	5/16/2013	—	—	—	—

Employment Agreements
      It is a condition to our obligation to consummate the merger that employment agreements with Larry Morton and Gregory Fess in the form attached hereto as Annex F-1 and Annex F-2, respectively will become effective. Once the final agreements are executed in connection with the closing of the merger, these documents will be included in the appropriate filings of Coconut Palm. We provide below a brief summary of these agreements.

Scope and Term of Employment
      The employment agreements provide that, after the merger, Mr. Morton will be employed as the President and Chief Executive Officer, and Mr. Fess will be employed as Senior Vice President of the combined company. On the third anniversary of the date of Mr. Morton’s agreement, or as otherwise sooner agreed to by Mr. Morton and Coconut Palm, Mr. Morton will step down as President and Chief Executive Officer and for two years following the termination of the employment agreement, Mr. Morton will serve as Vice Chairman of the Board of Directors. When Mr. Morton becomes Vice Chairman, it is anticipated that he and Mr. Rochon will serve as Co-Vice Chairmen.

      Messrs. Morton and Fess are collectively sometimes referred to as the employees. Other than these differences in offices (and other requirements under applicable laws), it is anticipated that the employment agreements will be substantially identical. The term of the employment agreements are anticipated to be three years from the date of the agreement.

Compensation
      Each employee:

•	will be entitled to a base salary anticipated to be equal to $520,000 for Mr. Morton and $315,000 for Mr. Fess, which salary will be reviewed annually by the board of directors of the combined company;

•	will be eligible for any bonus compensation determined at the discretion of the board of directors of the combined company; and

•	will receive an initial option grant of a 2,000,000 shares for Mr. Morton and 250,000 shares for Mr. Fess having an exercise price equal to the fair market value on the date of grant, which options shall vest in four equal installments commencing at the signing of the employment agreement and on each anniversary thereafter. The stock options shall be exercisable for a minimum of five years.

Fringe Benefits, Reimbursement of Expenses
      Each employee will be entitled to, among other things:

•	participate in the combined company’s One-Time Management Incentive Plan, to be established in conjunction with the merger, with a minimum amount of not less than $3,040,000 for Mr. Morton and $500,000 for Mr. Fess;

•	participate in health, medical, dental, disability, retirement and life insurance benefit plans fully funded by the combined company;

•	participate in all benefit programs established and made available to management employees, if any;

•	twenty business days of vacation leave each calendar year; and

•	reimbursement for reasonable expenses incurred or paid by the employee in connection with, or related to the performance of their duties, responsibilities or services, upon presentation by the employee of documentation, expense statements, vouchers and/or such other supporting information as may be reasonably requested.

Termination
      It is anticipated that at any time during the term, the combined company shall have the right to terminate the agreement for good cause, as will be defined in the employment agreement. Upon termination for good cause, the employee shall be entitled to that portion of earned and unpaid base salary and reasonable expenses through the date of termination.
      If the combined company terminates the employee without cause, it is anticipated that the employee will be entitled to receive the greater of (i) any unpaid portion of the employee’s salary, bonus, benefits and un-reimbursed expenses, payable when and as the same would have been due and payable but for such termination, or (ii) the employee’s base salary for a period of twelve months following date of termination.
      The combined company or the employee may terminate the employment agreement for any reason upon sixty days prior written notice to the other.
Other Executive Arrangements
      In addition, as Coconut Palm has previously announced, Thomas Arnost, George Blank and Mark Dvornik will join the combined company following the closing of the merger. Although employment arrangements have not been finalized with respect to Messrs. Arnost, Blank and Dvornik, Coconut Palm anticipates that these executives will join the combined company effective upon the completion of the merger. When these executives join the combined company, Coconut Palm will provide all appropriate disclosures and file the employment agreements as required under the federal securities laws. The preliminary employment arrangements for these executives are set forth below. It is anticipated that Mr. Arnost will join as President and Chief Executive Officer of the Broadcast Station Group. It is anticipated that Mr. Blank will join the combined company as Chief Financial Officer. In exchange for their services, it is anticipated that Mr. Arnost and Mr. Blank will each receive an annual base salary of approximately $350,000 in addition to a bonus based on their performance at the company. It is also anticipated that Mr. Arnost and Mr. Blank will each be granted options to purchase 750,000 shares of Coconut Palm common stock issued under the 2007 Stock Incentive Plan. See “Stock Incentive Plan Proposal.” It is anticipated that Mr. Dvornik will join as Executive Vice President of Retro Television Network and exchange for such service receive an annual base salary of approximately $325,000 in addition to a bonus based on his performance at the company. It is also anticipated that Mr. Dvornik will be granted options to purchase 250,000 shares of Coconut Palm common stock issued under the 2007 Stock Incentive Plan. All of the compensation, including the determination of the bonuses, and the grant and terms of the stock options must be approved by the compensation committee of the board of directors of the combined company following the merger.
Severance and Change-in-Control Arrangements
      Neither Coconut Palm nor EBC are a party to any severance and change-in-control arrangements.
Consulting Agreement
      Upon the closing of the merger, Coconut Palm will also enter into a Consulting Agreement with Mr. Hooper as further described in Section “Agreement and Plan of Merger — Consulting Agreement.” During EBC’s last fiscal year, Mr. Hooper was a Vice President of EBC prior to his cessation of employment with EBC in 2006.
Management Services Agreement
      Royal Palm will, subject to shareholder approval, enter into a management services agreement with the combined company to provide general management and advisory services for an initial term of three years, subject to renewal thereafter on an annual basis by approval of a majority of the independent directors serving on Coconut Palm’s board of directors. The services to be provided include, but are not limited to, establishing certain office, accounting and administrative procedures, helping Coconut Palm obtain financing, advising Coconut Palm in securities matters and future acquisitions or dispositions, assisting Coconut Palm in formulating risk management policies, coordinating public relations and investor relations efforts, and providing such other services as may be reasonably requested by Coconut Palm and agreed to by Royal Palm. Royal Palm shall receive an annual management fee of $1,500,000, in addition to the reimbursement of budgeted out-of-pocket costs and expenses incurred in the performance of Royal Palm’s management services. The management services agreement may be terminated upon the material failure of either party to comply with its stated duties and obligations, subject to a 30-day cure period. Messrs. Rochon, Ferrari and Farenhem will be deemed to benefit from these arrangements to the extent of their pecuniary ownership interest in Royal Palm. Of the annual management fee to be paid to Royal Palm under the management services agreement, Mr. Ferrari will receive a portion thereof. Please refer “Certain Relationships and Related Transactions” below for a description of this arrangement and for a discussion of related entities receiving consideration following the transaction.
One-Time Management Cash Incentive Plan
      Following closing, Coconut Palm, as the surviving corporation, will establish a one-time management cash incentive plan of up to $8.5 million, intended to be funded solely by proceeds received by the anticipated exercise of outstanding Coconut Palm warrants. Assuming the warrants are exercised, in additional to other members of management, RPCP Investments, an affiliate of Coconut Palm’s current officers and directors, will be entitled to $2.5 million. It is the intent that such one-time management cash incentive plan will incentivize management to grow the company.
Director Compensation
      No individual who will serve as a director of Coconut Palm following completion of the merger received any compensation for service as a director of Coconut Palm during Coconut Palm’s fiscal year ended December 31, 2006. We anticipate that at or before the closing of the merger with EBC, we will establish the compensation to be paid to members of the board of directors of Coconut Palm and such compensation will be reasonable and customary for the industry.
Director Terms
      Messrs. Rochon, Luken and Becker will be elected for a term of three years, while Mr. Farenhem, one Coconut Palm designee and one EBC designee will be elected for a term of two years. Mr. Morton, one Coconut Palm designee and one EBC designee will be elected for a term of one year.
Compensation Committee Interlocks and Insider Participation
      Messrs. Rochon and Ferrari participated in the deliberations of the Coconut Palm board of directors concerning the compensation of the individuals who will serve as executive officers of Coconut Palm following completion of the merger.
Non-Compensatory Payments to Affiliates of Coconut Palm
      As stated in the final prospectus for our initial public offering filed with the SEC on September 9, 2005, we did not anticipate that compensation or fees would be paid to our founding stockholder, officers and directors or to any of their respective affiliates prior to or with respect to the business combination except for the $7,500 per-month administrative fee and reimbursable out-of-pocket expenses payable to Royal Palm, an affiliate of our officers and directors. No compensation of any kind, including finder’s and consulting fees, will be paid to Coconut Palm’s founding stockholder or to any of our officers and directors or any of their respective affiliates for services rendered prior to or in connection with a business combination, except as provided below.
      Our founding stockholder and our officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because of the foregoing, Coconut Palm has generally not had the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. As noted above, Coconut Palm pays to Royal Palm Capital Management, LLLP, an affiliate of our officers and directors, a monthly fee for the lease of office space and for the performance of general and administrative services. Royal Palm also provided advisory services for acquisition related services and involved without limitation purchase price analysis, negotiation assistance, due diligence review and general acquisition and merger related advice. The board of directors of Coconut Palm approved these services in connection with the merger. As noted above with respect to expenses, this affiliated transaction was not able to be approved by independent directors as the board of directors of the Coconut Palm currently does not have an independent board; nonetheless the board felt that due to the knowledge base and expertise built up by the principals of Royal Palm prior to and during the process of evaluating prospective targets, including EBC, Coconut Palm deemed it more advisable and efficient to obtain lead acquisition advisory services from Royal Palm and its principals rather than to obtain similar lead advisory services from another third party. Coconut Palm did continue to work with other third party advisors to supplement the lead advisory services received from Royal Palm. Royal Palm will not receive any advisory fees in connection with the services it rendered in connection with the merger and the closing, at closing of the merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Coconut Palm
      In April 2005, Coconut Palm issued 2,500,000 shares of our common stock to our founding stockholder, RPCP Investments, for $25,000 in cash, at a purchase price of $0.0001 per share. RPCP Investments is entitled to make up to two demands that we register these shares pursuant to an agreement signed in connection with Coconut Palm’s initial public offering. Coconut Palm’s founding stockholder may elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are released from escrow which escrow ends September 8, 2008. In addition, Coconut Palm’s founding stockholder has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Coconut Palm will bear the expenses incurred in connection with the filing of any such registration statements.
      Royal Palm Capital Management, LLLP (“Royal Palm”), an affiliate of our officers and directors, advanced an aggregate of $75,000 to Coconut Palm as of September 9, 2005 to cover expenses related to the initial public offering. The loan was payable without interest on the earlier of June 1, 2006 or the consummation of the initial public offering. The loan was repaid, in full, on October 18, 2005.
      Messrs, Rochon, Farenhem, Ruff and Ferrari, and Torres have been acting in a dual role for both Coconut Palm and Royal Palm. They are officers and or directors of both Royal Palm and Coconut Palm except for Mr. Torres who is only a member of Royal Palm. Coconut Palm was created to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. As such its officers and directors are responsible to identify, evaluate and select a target business. In their capacity as officers and directors of Coconut Palm the above mentioned individuals have focused their work on finding potential acquisition targets, analyzing potential acquisition targets, analyze valuation work, negotiate transaction terms with target companies, and review various business case scenarios. In their capacity as officers and directors of Royal Palm, they have acted as the lead advisor, coordinating the activates of other external professionals regarding the EBC transaction. In addition, they have assisted the company by preparing investment materials, analyzing market and industry research, work with external professionals to coordinate and review due diligence work, provide technical financial modeling including pro forma financial statements, coordinate and analyze business plans, and assist in the preparation of applicable SEC financial information and documentation. In addition, other employees of Royal Palm outside of the individuals mentioned above, provided services to Coconut Palm such as public relations, human resources, and accounting. The above mentioned activities by this entire group have been a constant occurrence since the creation of Coconut Palm. During the process of reviewing acquisition candidates, Coconut Palm retained the right of first refusal, thus all potential targets were first reviewed by Coconut Palm before referring any declined opportunities to Royal Palm.
      At closing of the merger, Coconut Palm will enter into a management services agreement with Royal Palm, wherein Royal Palm will provide in exchange for annual fee of $1,500,000, paid monthly ongoing management and advisory services including but not limited to assisting the company in trying to obtain financing relating to business operations and acquisitions, advising the company with respect to securities matters as well as future acquisitions and dispositions, and coordinating public relations and investor relations efforts. The management services agreement contains a three year term which may be renewed for successive one year periods upon approval of a majority of the independent members of the board of directors of Coconut Palm. Richard C. Rochon, Mario B. Ferrari and Robert C. Farenhem, who are affiliates of Royal Palm, will serve as Vice Chairman, Chief Strategic Officer, and Director, respectively, of Coconut Palm following the merger. Separate stockholder approval is being sought for the management services agreement. See “The Management Services Proposal” on page 106.
      Coconut Palm will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on Coconut Palm’s behalf such as identifying and investigating possible target businesses. There is no limit on the amount of out-of-pocket expenses reimbursable by Coconut Palm, which will be reviewed only by Coconut Palm’s board or a court of competent jurisdiction if such reimbursement is challenged.
      Coconut Palm has agreed to pay Royal Palm a fee of $7,500 per month for office space and general and administrative services, including reimbursable out of pocket expenses, through the effective date of the acquisition of a target business.
      All ongoing and future transactions between Coconut Palm and any of its officers and directors or their respective affiliates, including loans by our officers and directors, if allowable, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Following the merger, such transactions or loans, including any forgiveness of loans, if allowable, will require prior approval by a majority of our uninterested “independent” directors or the members of Coconut Palm’s board who do not have an interest in the transaction, in either case who had access, at Coconut Palm’s expense, to Coconut Palm’s attorneys or independent legal counsel. Coconut Palm will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, Coconut Palm’s disinterested directors) determine that the terms of such transaction are no less favorable to Coconut Palm than those that would be available to us with respect to such a transaction from unaffiliated third parties and provided further that all such transactions are in compliance with applicable rules of the Nasdaq Global Market or any other similar quotation system or exchange on which our securities are listed.
Coconut Palm and EBC
      One-Time Management Incentive Plan. Mr. Morton and Mr. Fess will receive substantial bonus payments under the Management Incentive Plan to be adopted by Coconut Palm, as the surviving entity, post-closing. Immediately following closing, Coconut Palm, as the surviving corporation, will establish a one-time management cash incentive plan up to a maximum of $8,500,000 intended to be funded solely by proceeds received by the anticipated exercise of outstanding Coconut Palm warrants, which, assuming all outstanding warrants are exercised, could generate proceeds of up to $115,000,000. If the funds are available from the exercise of the warrants, under the merger agreement the terms of the plan will provide that Larry Morton will receive a bonus in the amount of $3,040,000, Gregory Fess will receive a bonus of $500,000, RPCP Investments will receive a payment in the amount of $2,500,000, and the balance of the plan funds will be distributed to officers, directors or third party service providers and advisors of Coconut Palm, as the surviving corporation, at the discretion of Coconut Palm’s compensation committee post-closing. If directed by Coconut Palm’s board of directors, in its discretion and subject to adjustment for negative tax consequences borne by each participant, the management incentive plan funds may be used to fund the cashless exercise of options granted under the Coconut Palm management stock option plan described above. The cashless exercise of options will not be used to fund the one-time management incentive plan, but the exercise of warrants held by CPACW, LLLP, an affiliate of Coconut Palm management may be used to help fund the plan in so far as proceeds from these warrant exercises will be used like all other warrant exercises and CPACW will be treated like all other holders of warrants in the exercise of their warrants. In the event warrants are exercised and proceeds from the exercise fund the plan, then any distribution to designees of the plan shall be first the Larry Morton up to the amount of $3,040,000, then to Gregory Fess up to $500,000, then to RPCP Investments up to $2,500,000 with the balance of the funds distributed to officers, directors or third party service providers and advisors of Coconut Palm, as the surviving corporation, at the discretion of Coconut Palm’s compensation committee post-closing.
EBC
      EBC — Arkansas Media Settlement Agreement. The terms of the initial settlement agreement provided for EBC to (1) purchase television stations and settle indebtedness incurred by Arkansas Media and (2) pay Arkansas Media $3,200,000 cash and issue 640,000 shares of EBC’s Class A common stock valued at $4,800,000, for total consideration of $8,000,000 in exchange for termination of its rights under the management agreement with EBC. Solely for pre-merger allocation purposes, the EBC board of directors

EBC
      EBC — Arkansas Media Settlement Agreement. The terms of the initial settlement agreement provided for EBC to (1) purchase television stations and settle indebtedness incurred by Arkansas Media and (2) pay Arkansas Media $3,200,000 cash and issue 640,000 shares of EBC’s Class A common stock valued at $4,800,000, for total consideration of $8,000,000 in exchange for termination of its rights under the management agreement with EBC. Solely for pre-merger allocation purposes, the EBC board of directors valued the EBC Class A common stock to be issued to Arkansas Media at $7.50 per share, which is the last sales price for the EBC Class A common stock prior to EBC entering into the merger agreement. Arkansas Media is owned by certain persons or entities that are affiliated with or related to Larry Morton, Greg Fess and/or Max Hooper. Each of Mr. Morton, Mr. Fess and Mr. Hooper presently serve as officers and directors of EBC. See “The Agreement and Plan of Merger — Settlement Agreement” on page 50 for a further description of the settlement agreement.
      Family Relationship Between Corporate Officers. Lori Withrow, the Secretary of EBC, is the daughter of Larry Morton, EBC’s President and Chief Executive Officer. Ms. Withrow and Mr. Morton will continue to serve in these capacities as officers of the combined company. Mr. Morton will also be a director.
      Retro Television Network. Retro Television Network (“RTN”) provides popular television programs by delivering customized programming streams to stations in designated market areas utilizing the EBC C.A.S.H. system. In 2005, Retro Television Network, Inc., a company controlled by Mr. Morton, assigned 100% of the creative and intellectual rights for RTN to EBC in exchange for a ten (10) percent royalty fee to be paid solely from non-EBC stations that utilize the RTN concept and/or affiliate with RTN. In the event EBC or its assigns sells the network to an unrelated third party, Retro Television Network, Inc., at its option, may convert the royalty fee in to a 20% interest of the sales proceeds. Mr. Morton, the combined company’s Chief Executive Officer, President and Director, will continue to serve as Chairman of Retro Television Network, Inc. and to oversee the day to day operations of the Retro Television Network for EBC. The combined company believes that allowing Mr. Morton to remain involved at RTN will further the combined company’s interest of maximizing the growth of RTN which will benefit the combined company and RTN.
      As of today, Mr. Morton has not received any royalty fees from RTN. It is anticipated that future royalty fees will be paid to Mr. Morton for non-EBC affiliates in accordance with an intellectual property agreement between EBC and RTN. Other than potential future royalty fees, Mr. Morton does not receive any compensation from RTN. Although there are no “R&D” costs, EBC is the owner of RTN and is potentially responsible for funding RTN if it elects to fully develop the business.
      EBC has not paid any royalty fees to RTN. The RTN network has scheduled its official launch for July 7, 2007. Although there are four non-EBC affiliates at this time, both EBC and RTN have agreed to defer any royalty payments until July 7, 2007. No royalty fees will be paid or accrued prior to July 7, 2007.
      Univision Affiliation Agreement. Immediately following closing of the merger, certain affiliates of Univision, a major shareholder of EBC, will revise and execute new Affiliation Agreements for all existing television broadcast stations attributable to EBC that are Univision and Telefutura affiliates. These new agreements will contain substantially the same terms and conditions as the previous affiliation agreements, but will be renewed for 15 year terms beginning at the closing of the merger, and Univision and Telefutura will no longer have the ability to unilaterally terminate upon its respective sole discretion with six months prior written notice. In the event the merger does not close, these affiliation agreement changes will not be made effective.
      Univision Asset Purchase Agreement. In furtherance of the merger, wholly-owned subsidiary licensees of EBC have entered into an asset purchase agreement to assign all of the assets used or useful in the operation, including the authorizations, for KUTF(TV), Logan, Utah and K45GX, Salt Lake City, Utah, to Univision Television Group, Inc. e closing of the asset purchase agreement providing for the sale to Univision of two EBC TV stations, or if the transactions thereby have not closed as of the Effective Time, then EBC shall execute a local marketing agreement with Univision with respect to such station and shall issue to Univision a $15,000,000 promissory note secured by the assets sought to be transferred under the asset purchase agreement, payable in one year with interest at 7% unless the asset purchase agreement closes earlier.
      Consultant Agreement — Robert B. Becker, Inc. At the direction of the EBC Board of Directors, EBC entered into an agreement with Robert B. Becker, Inc. (“RBB”), whose sole shareholder Robert Becker is the only independent director on the EBC board, to monitor, coordinate and advise the EBC board on the progress of the merger. Mr. Becker was selected not only because he was the sole independent director; but also because Mr. Becker was the CFO of another Special Purpose Acquisition Corporation (“Juniper Partners Acquisition Corp.”) and as such is uniquely qualified to advise the EBC board on such matters. For these services, RBB shall receive a fee of $15,000 per month and reasonable out-of-pocket expenses with a guaranteed minimum fee of $100,000. As of September 30, 2006, Mr. Becker has received $136,215 for his services.

Advisors
      As previously disclosed in this proxy statement/ prospectus, Coconut Palm obtained a fairness opinion from Morgan Joseph. Morgan Joseph is to receive a fee of $500,000 for such opinion, which became due and payable on May 19, 2006. Morgan Joseph is also to receive reimbursement for its out-of-pocket expenses. In addition, Morgan Joseph has provided financial advisory services to Coconut Palm for which it will receive $1,250,000 contingent upon the closing of the merger with EBC.
      On June 5, 2006, Coconut Palm entered into a Consulting Agreement (the “Consulting Agreement”) with Jones-Sagansky Broadcast Group, LLC (“JSBG”), pursuant to which JSBG will provide certain media advisory services on a consulting basis in connection with the merger. Coconut Palm shall pay JSBG a fee of $100,000 upon the effectiveness of the Consulting Agreement, and, in addition, JSBG is to receive a fee of $150,000 upon the successful closing of the merger.

Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires Coconut Palm directors, officers and persons owning more than 10% of Coconut Palm’s common stock to file reports of ownership and changes of ownership with the SEC. Based on its review of the copies of such reports furnished to Coconut Palm, or representations from certain reporting persons that no other reports were required, Coconut Palm believes that all applicable filing requirements were complied with during the fiscal years ended December 31, 2004 and December 31, 2005, except for four late filings of Form 4 by Mr. Rochon regarding his initial reporting of four purchases of warrants by CPACW, LLP, over which Mr. Rochon may be deemed to exercise investment control. The Form 4 reporting an aggregate of 580,000 warrants was filed on November 4, 2005. The Forms 4 were required to be filed as follows: November 3, 2005 with respect to 60,000 warrants; October 31, 2005 with respect to 100,000 warrants; October 28, 2005 with respect to 205,000 warrants and October 27, 2005 with respect to 215,000 warrants.

BENEFICIAL OWNERSHIP OF COCONUT PALM SECURITIES
      The following table sets forth information regarding the beneficial ownership of the common stock of Coconut Palm as of January 19, 2007, and after the consummation of the merger, by:

•	each person known by Coconut Palm to be the beneficial owner of more than 5% of its outstanding shares of common stock both before and after the consummation of the merger;

•	each of Coconut Palm’s officers and directors;

•	each of the Named Executive Officers and directors after the consummation of the merger;

•	all of Coconut Palm’s officers and directors as a group; and

•	all of Coconut Palm’s officers and directors as a group after the consummation of the merger.
      Unless otherwise indicated, Coconut Palm believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. This table assumes that, (1) as of January 19, 2007, there are 14,000,000 shares of common stock issued and outstanding, (2) no holder of shares of Coconut Palm common stock issued in its initial public offering converts such shares into cash, (3) 31,731,654 shares of Coconut Palm common stock are issued to EBC shareholders in the merger and that 45,731,654 shares of Coconut Palm common stock will be issued and outstanding upon consummation of the merger, (4) 1,736,746 shares of Coconut Palm preferred stock are issued to Univision upon consummation of the merger, (5) options to purchase 3,274,853 shares of Coconut Palm common stock as issued to EBC shareholders in the merger, (6) options to purchase 2,250,000 shares of Coconut Palm common stock are issued pursuant to employment agreements entered into in connection with the merger, (7) all shares held in escrow are released to the holders and not cancelled and (8) none of the shares of Coconut Palm common stock issuable upon exercise of its outstanding warrants are issued.

	Beneficial Ownership of
	Coconut Palm Common Stock			Beneficial Ownership of Coconut Palm Common
	on September 8, 2006			Stock after Consummation of the Merger

	Amount and		Percentage of	Amount and		Percentage of
	Nature of		Outstanding	Nature of		Outstanding Common
	Beneficial		Common	Beneficial		Stock After the
Name and Address of Beneficial Owner(1)	Ownership		Stock	Ownership		Merger

Henry G. Luken, III	—		—	6,549,239	(2)	5.6%
Arkansas Media, LLC	—		—	5,080,653	(3)	4.4%
Richard C. Rochon	2,500,000	(4)	17.9%	4,500,000	(5)	3.9%
Univision Communications, Inc.	—		—	2,976,022	(6)	2.6%
RPCP Investments, LLLP	2,500,000	(7)	17.9%	2,500,000		2.1%
Prentice Capital Management, LP	1,667,000	(8)	11.9%	1,667,000		1.4%
Michael Zimmerman	1,667,000	(8)	11.9%	1,667,000		1.4%
Sapling, LLC	1,307,461	(9)	9.3%	1,307,461		1.1%
Millenco, L.L.C.	1,190,000	(10)	8.5%	1,190,000		*
Stephen J. Ruzika	—	(11)	—	—		—
Jack I. Ruff	—	(11)	—	—		—
Larry E. Morton	—		—	502,300	(12)(13)(14)	*
Robert B. Becker	—		—	19,978	(15)	*
Thomas M. Arnost	—		—	—		—
Mario B. Ferrari	—	(11)	—	—		—
Robert Farenhem	—	(11)	—	—		—
Gregory Fess	—		—	62,500	(13)(16)(17)	*
Glenn Charlesworth	—	(16)	—	—		—

	Beneficial Ownership of
	Coconut Palm Common Stock			Beneficial Ownership of Coconut Palm Common
	on September 8, 2006			Stock after Consummation of the Merger

	Amount and		Percentage of	Amount and		Percentage of
	Nature of		Outstanding	Nature of		Outstanding Common
	Beneficial		Common	Beneficial		Stock After the
Name and Address of Beneficial Owner(1)	Ownership		Stock	Ownership		Merger

James Hearnsberger	—	(16)	—	—		—
All current Coconut Palm directors and executive officers as a group (5 individuals)	2,500,000	(4)	17.9%	4,500,000	(4)(5)	3.9%
All post-merger Coconut Palm directors and executive officers as a group (10 individuals)				11,638,442	(18)	25.4%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the owners is 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

(2)	Mr. Luken’s address is 641 Battery Place, Chattanooga, Tennessee 37403. Mr. Luken owns 3,400,000 EBC Class A common shares and 337,400 EBC Class B common shares, which will be converted to a total of 6,549,239 Coconut Palm common shares.

(3)	The business address of Arkansas Media is One Shackleford Drive, Suite 400, Little Rock, Arkansas 72211. Arkansas Media owns 236,175 EBC Class A common shares and 1,012,185 Class B common shares, which will be converted into a total of 5,080,653 Coconut Palm common shares. Arkansas Media is 41.7% owned by the Sandra Morton Life Trust, Larry E. Morton as Trustee, 33.3% owned by the Mindy L. Larry Morton is the sole managing member of Arkansas Media. Hooper Life Trust, Max Hooper as Trustee, and 25.5% owned by the Judith Fess Trust, Gregory W. Fess as Trustee. Mr. Fess does not own EBC shares individually.

(4)	RPCP Investments may distribute its shares as a dividend or liquidation distribution to Mr. Rochon, Stephen J. Ruzika, Jack I. Ruff, Mario B. Ferrari, and Robert Farenhem, RPCP Investments’ five limited partners, at a later date. If the shares are distributed prior to the end of the escrow period referred to below, such shares will remain in escrow for the duration of the period. To the extent such shares are not distributed to its limited partners, either prior to or subsequent to the end of the escrow period, they will be retained by RPCP Investments. Except for Mr. Rochon, as set forth in footnote 3 below, beneficial ownership of Coconut Palm common stock held by RPCP Investments is not attributed to its limited partners, Messrs. Ruzika, Ruff, Ferrari and Farenhem, all of whom are directors and/or executive officers of Coconut Palm.

(5)	Includes 2,000,000 warrants to purchase common stock held by RPCP Investments which will become exercisable on the later on the completion of the merger which are attributable to Mr. Rochon.

(6)	The business address of this entity is 1999 Avenue of the Stars, Suite 3050, Los Angeles, CA 90067. Includes 1,736,746 shares issuable upon conversion of the Coconut Palm Series A preferred stock.

(7)	These shares are held by RPCP Investments. Mr. Rochon is president and director and owns a 54% interest in the general partner of RPCP Investments. As such, Mr. Rochon exercises voting and dispositive power over these shares. These shares do not include warrants to purchase 2,000,000 shares of common stock which will become exercisable on the later of the completion of the merger (or if the merger is not consummated, the first acquisition consummated) or September 8, 2006 and thus are not known to be exercisable within 60 days. Such warrants are held by CPACW, LLLP, the general partner of which is RPCP Investments, Inc. Assumes beneficial ownership of such Warrants is attributable to Mr. Rochon due to his status as president and director of RPCP Investments, Inc. and his power to exercise investment control (in this instance voting and dispositive power) over the Warrants. Mr. Rochon disclaims any beneficial ownership to the extent such beneficial ownership exceeds such pecuniary interest therein. CPACW purchased the warrants pursuant to the requirements of a Warrant Purchase Agreement dated May 18, 2005 among Morgan Joseph & Co. Inc. and each of Messrs. Rochon, Ruzika, Ruff, Ferrari and Farenhem, which agreement authorized Morgan Joseph to acquire for such persons up to 2,000,000 warrants at market prices not to exceed $0.70 per warrant during the 40 trading-day period commencing when Coconut Palm’s common stock and warrants began trading separately. The Warrant Purchase Agreement was intended to meet the requirements of a Rule 10b5-1 plan under the Securities Exchange Act of 1934 in that the Warrant Purchase Agreement functioned as a written plan that did not permit Coconut Palm or any of Messrs. Rochon, Ruzika, Ruff, Ferrari and Farenhem to exercise subsequent influence over how, when or whether to effect purchases, where all purchases were effected solely at Morgan Joseph’s discretion and through orders placed by Morgan Joseph (where no commission was received) and where all such purchases were effected through such plan. The foregoing information was derived from a Schedule 13G and from Forms 4 as filed with the SEC through February 7, 2006.

(8)	Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the shares of common stock reflected above. Michael Zimmerman as a Managing Member of Prentice Capital Management may be deemed to control such investments. Each of Prentice Capital Management and Michael Zimmerman disclaims beneficial ownership of all shares of common stock reflected above. The business address of the Prentice Capital Management, LP and Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022. The foregoing information was derived from a Schedule 13G and a Schedule 13G/A, as filed with the SEC on September 19, 2005 and February 14, 2006, respectively.

(9)	The business address of this entity is 535 Fifth Avenue, 31st Floor, New York, New York 10017. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership, is the sole member of Sapling, LLC and Fir Tree, Inc., a New York corporation, is the manager of Sapling, LLC. The foregoing information was derived from a Schedule 13G and a Schedule 13G/A, as filed with the SEC on September 23, 2005 and March 29, 2006, respectively.

(10)	Millenco, L.L.C. (formerly Millenco, L.P.) may be deemed to be the beneficial owner of 1,190,000 warrants exercisable into shares of Coconut Palm common stock. Each warrant entitles the holder to purchase one share of the Coconut Palm common stock at a price of $5.00, and will become exercisable upon the later of the Coconut Palm’s completion of a business combination and September 8, 2006. Millennium Management is the general partner of Millenco. Israel A. Englander is the managing member of Millennium Management and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millenium Management. The business address for Millenco, Millenium Management and Mr. Englander is 666 Fifth Avenue, New York, New York, 10103. The foregoing information was derived from a Schedule 13D/A as filed with the SEC on October 26, 2006.

(11)	Messrs Ruzika, Ruff, Ferrari and Farenhem are directors and/or executive officers of Coconut Palm.

(12)	2,300 of the shares are held by the Sandy Morton Life Trust, of which Mr. Morton is the trustee. The business address of this entity is One Shackleford Drive, Suite 400, Little Rock, Arkansas 72211.

(13)	This does not include shares held by Mr. Morton and Mr. Fess in Arkansas Media.

(14)	Includes 500,000 shares of Coconut Palm common stock that will be issuable upon exercise of options that will be exercisable within 60 days of the consummation of the merger.

(15)	Mr. Becker’s address is 227 Sky Farm Road, Copake, New York 12516.

(16)	The business address of this individual is One Shackleford Drive, Suite 400, Little Rock, Arkansas 72211.

(17)	Includes 62,500 shares of Coconut Palm common stock that will be issuable upon exercise of options that will be exercisable within 60 days of the consummation of the merger.

(18)	Includes 562,500 shares of Coconut Palm common stock that will be issuable upon exercise of options that will be exercisable within 60 days of the consummation of the merger.

PRICE RANGE OF SECURITIES AND DIVIDENDS
Coconut Palm
      The shares of Coconut Palm common stock, warrants and units are currently quoted on the OTC Bulletin Board under the symbols CNUT, CNUTW and CNUTU, respectively. The closing prices per share of common stock, warrants and units of Coconut Palm on April 6, 2006, the last trading day before the announcement of the execution of the merger agreement, were $5.81, $1.00 and $7.90 respectively. Each unit of Coconut Palm consists of one share of Coconut Palm common stock and two warrants to purchase Coconut Palm common stock. Each warrant entitles the holder to purchase from Coconut Palm one share of common stock at an exercise price of $5.00 commencing the later of the completion of the EBC merger or September 8, 2006. The Coconut Palm warrants will expire at 5:00 p.m., New York City time, on September 7, 2009, or earlier upon redemption. Prior to October 25, 2005, there was no established public trading market for our common stock.
      Except for the 2007 Stock Incentive Plan, Coconut Palm does not currently have any authorized or outstanding equity compensation plans.
      The following table sets forth, for the calendar quarter indicated, the quarterly high and low sales prices of our units, common stock and warrants as reported on the OTC Bulletin Board since January 1, 2006.

	Units		Common Stock		Warrants

	High	Low	High	Low	High	Low

2006
First Quarter	$7.50	$6.18	$5.77	$5.20	$0.90	$0.45
Second Quarter	$8.00	$6.45	$5.81	$5.31	$1.22	$0.40
Third Quarter	$6.26	$6.05	$5.44	$5.34	$0.47	$0.38
Fourth Quarter	$6.42	$5.90	$5.55	$5.37	$0.47	$0.28

Holders
      As of February 23, 2007 there was one holder of record of our units, two holders of record of our common stock and one holder of record of our warrants.

Dividends
      Coconut Palm has not paid any dividends on its common stock to date and does not intend to pay dividends prior to the completion of a business combination. The payment of dividends in the future will be contingent upon its revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of Coconut Palm’s then board of directors. It is the present intention of Coconut Palm’s board of directors to retain all earnings, if any, for use in Coconut Palm’s business operations and, accordingly, the board does not anticipate declaring any dividends in the foreseeable future.
EBC
      There is no established public trading market for the shares of capital stock of EBC. EBC has two outstanding equity compensation plans the 1994 Plan and the 2001 Plan, or the “Prior Plans”, as previously described. Upon consummation of the merger, all of the outstanding shares of capital stock of EBC will be converted into the right to receive Coconut Palm common stock, Coconut Palm Series A preferred stock, cash and assets and the outstanding options of EBC under the EBC Prior Plans will be converted into outstanding options under the 2007 Stock Incentive Plan, as previously described in “The Stock Incentive Plan Proposal — Background.”

Holders
      There are currently 405 holders of the shares of EBC Class A common stock, two holders of shares of EBC Class B common stock and seven holders of Series A preferred stock (all of whom also hold shares of common stock of EBC).

Dividends
      EBC has not paid any dividends on its Class A or Class B common stock or its Series A preferred stock to date. Each share of Series A preferred stock has accrued cumulative annual dividends calculated at 7% per annum.

Dividends Upon Completion of the Merger
      Upon completion of the merger with EBC, Coconut Palm does not intend to pay any dividends on its shares of common stock and will not pay dividends in the foreseeable future. Rather, it intends to reinvest any earnings back into the combined company. The combined company also expects that any loan or credit facilities that it enters into will limit its ability to pay dividends.

DESCRIPTION OF COCONUT PALM SECURITIES
      The following description of the material terms of the capital stock and warrants of Coconut Palm following the merger includes a summary of specified provisions of the Amended and Restated Certificate of Incorporation of Coconut Palm and bylaws of Coconut Palm that will be in effect upon completion of the merger. This description is subject to the relevant provisions of Delaware General Corporation Law and is qualified by reference to Coconut Palm’s amended and restated certificate of incorporation, a copy of which is attached as Annex C.
General
      Coconut Palm is currently authorized to issue 50,000,000 shares of common stock, par value $.0001 per share and 1,000,000 shares of preferred stock. As of August 22, 2006, 14,000,000 shares of common stock are outstanding, held by two record holders. No shares of preferred stock are currently outstanding. Coconut Palm’s authorized capital stock following the merger will consist of 125,000,000 shares of all classes of capital stock, of which 100,000,000 will be shares of common stock, par value, $0.0001 per share, and 25,000,000 will be shares of preferred stock, par value of $0.0001 per share.
Units
      Each unit consists of one share of common stock and two warrants, which started trading separately as of October 25, 2005. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share.
Common stock
      Coconut Palm’s stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. In connection with the vote required for any business combination, Coconut Palm’s founding stockholder, RPCP Investments, an affiliate of our officers and directors, has agreed to vote its shares of common stock owned by it immediately prior to Coconut Palm’s initial public offering in accordance with the majority of the shares of common stock voted by the public stockholders. This voting arrangement does not apply to shares included in units purchased in Coconut Palm’s initial public offering or purchased following the offering in the open market by any of Coconut Palm’s founding stockholder, officers and directors. Additionally, Coconut Palm’s founding stockholder, officers and directors will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of Coconut Palm’s stockholders.
      Coconut Palm will proceed with a business combination only if: (i) a majority of the shares outstanding as of the record date of Coconut Palm’s common stock that were issued in Coconut Palm’s initial public offering are voted in favor of the business combination and (ii) public stockholders owning less than 20% of the shares sold in Coconut Palm’s initial public offering exercise their conversion rights discussed below.
      If Coconut Palm is forced to liquidate prior to a business combination, holders of Coconut Palm’s shares of common stock purchased in its initial public offering are entitled to share ratably in the trust account, inclusive of any interest, and any net assets remaining available for distribution to them after payment of liabilities. Coconut Palm’s founding stockholder has agreed to waive its rights to share in any distribution with respect to common stock owned by it prior to the initial public offering if Coconut Palm is forced to liquidate.
      Coconut Palm’s stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote against the business combination and the business combination is approved and completed. Public stockholders who convert their stock into their share of the trust account still have the right to exercise the warrants that they received as part of the units.
      Our founding stockholder, the holder of 2,500,000 shares of common stock that were outstanding prior to Coconut Palm’s initial public offering is entitled to registration rights. The holder of these shares is entitled to make up to two demands that Coconut Palm register the resale of these shares. The holder of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, the founding stockholder has certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Coconut Palm will bear the expenses incurred in connection with the filing of any such registration statements.
      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.
Preferred stock
      Coconut Palm’s Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock with designations, rights and preferences as determined by the board of directors. In order to effectuate the merger with EBC and the transactions contemplated in the merger agreement, it is necessary to authorize 25,000,000 shares of preferred stock, par value $0.0001 per share, with such designation, rights and preferences as may be determined from time to time by Coconut Palm’s board of directors. In addition, as part of the consideration to be issued to the Univision and Sycamore in the merger, it is necessary to authorize the issuance of approximately 1,736,746 shares of Coconut Palm Series A preferred stock pursuant to the Certificate of Designation, a copy of which is attached as Annex D. Sycamore and Univision will receive additional shares of Coconut Palm Series A preferred stock for accrued and unpaid dividends through the date of the completion of the merger. The original issue price for the Coconut Palm Series A preferred stock is $5.13 per share.
      In the event of a dissolution, winding-up or voluntary or involuntary liquidation of Coconut Palm, after payment or provision for payment of the debts and other liabilities of Coconut Palm and any preferential amounts payable with respect to Coconut Palm stock ranking senior to Coconut Palm Series A preferred stock, all shares of Coconut Palm Series A preferred stock shall rank senior to all of Coconut Palm’s existing or hereafter issued common stock, or any other common stock of any class of Coconut Palm and junior to all other series of preferred stock authorized by Coconut Palm after the date of the Certificate of Designation, except as may otherwise be provided in Section 5(e) of the Certificate of Designation or in the certificate of designation for such other series. A change of control shall be deemed to be a liquidation, dissolution or winding-up of Coconut Palm.
      Each share of Coconut Palm Series A preferred stock shall accrue cumulative annual dividends calculated at an annual rate of seven percent of the original issue price (as adjusted for any stock dividends, combinations or splits with respect to such shares) compounded semi-annually. Coconut Palm has the option to pay dividends in cash, common stock or preferred stock. Neither Univision nor Sycamore currently has registration rights with respect to the shares of Coconut Palm common stock or preferred stock that my be issued as dividends on the Series A preferred stock.
      The Coconut Palm Series A preferred stock can be redeemed for cash at the option of Coconut Palm or by election of a majority of the Coconut Palm Series A preferred stockholders after the five-year anniversary of the issue date. The initial redemption value is the original issue price of $5.13 divided by the conversion rate (which has initially been set at one) plus accrued dividends through the redemption.

      There are no restrictions on the redemption of shares of Series A preferred stock by Coconut Palm relating to unpaid dividends. The redemption price per share of Coconut Palm Series A preferred stock is equal to the original issue price plus the per share accrued dividend amount through the date of completion.
      Beginning on the issue date, holders of the outstanding Coconut Palm Series A preferred stock shall have the right to convert their shares into shares of Coconut Palm common stock equal to the conversion rate. The conversion rate shall initially be one, and is subject to certain antidilution protection provisions. Under the antidilution provisions, the conversion price of the Coconut Palm Series A preferred stock is subject to adjustment in the event of any subdivision, combination or reclassification of Coconut Palm’s outstanding common stock or stock dividend to holders of common stock payable in common stock. The conversion price of Series A Preferred Stock will also be adjusted upon Coconut Palm’s issuance of additional shares of common stock or warrants or rights to purchase common stock or securities convertible into common stock for a consideration per share which is less than the then applicable per share conversion price of the Coconut Palm Series A preferred stock. However, no adjustment to the conversion price will be made unless the adjustment, either by itself or with other adjustments not previously made, would require a change of at least one percent in the conversion price. These antidilution protection provisions do not cover the issuance of Coconut Palm stock options to the company’s employees, consultants, agents, directors and officers of the Coconut Palm or of wholly-owned subsidiaries of Coconut Palm pursuant to (i) one or more warrants, options or other rights granted by the Coconut Palm, or (ii) any compensation plan approved by the Coconut Palm board of directors or approved by the holders of at least a majority of Coconut Palm’s issued and outstanding capital stock eligible to vote upon such compensation plan. The antidilution protection provisions also not cover (i) Coconut Palm common stock issued in stock dividends, stock splits or recapitalizations permitted under the Certificate of Designation, (ii) Coconut Palm common stock issued to sellers of acquired companies or businesses pursuant to arrangements approved by the Coconut Palm board of directors, (iii) Coconut Palm common stock which may be issued to a bank or banks in connection with financing received therefrom, or (iv) shares of Coconut Palm common stock held in Coconut Palm’s treasury.
      The issuance of certificates for shares of common stock upon the conversion of shares of the Coconut Palm Series A preferred stock shall be made without charge to the converting stockholder for any original issue or transfer tax in respect of the issuance of such certificates and any such tax shall be paid by Coconut Palm.
      The holders of the Coconut Palm Series A preferred stock are entitled to receive, in exchange for all accrued dividends on each share held (the “Per Share Accrued Dividend Amount”), at the option of Coconut Palm, either (A) an additional number of shares of common stock equal to the quotient obtained by dividing the Per Share Accrued Dividend Amount by the then effective conversion price, subject to Section 3(f) of the Certificate of Designation, or (B) an amount in cash equal to the full Per Share Accrued Dividend Amount.
      The holders of Coconut Palm Series A preferred stock shall not have any preemptive or preferential right of subscription to any shares of any class of Coconut Palm, whether now or hereafter authorized, or to any obligations convertible into shares of Coconut Palm, issued or sold, nor any right of subscription to any thereof other than such right, if any, and at such price as the board of directors, it its discretion may determine from time to time. In addition, the board of directors may issue Coconut Palm shares or obligations convertible into shares without offering such issue either in whole or in part to the holders of Coconut Palm Series A preferred stock.
      The holders of Coconut Palm Series A preferred stock shall not have any voting rights, including, but not limited to, with respect to the creation or issuance of any class or series of preferred stock ranking senior to or pari passu with the Coconut Palm Series A Preferred Stock.
Classified Board of Directors
      The Amended and Restated Certificate of Incorporation, if approved by the Coconut Palm stockholders, and bylaws will provide that Coconut Palm’s board of directors will be divided into three classes of even number or nearly even number, with each class elected for staggered three-year terms expiring in successive years. Any effort to obtain control of Coconut Palm’s board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Vacancies in the combined company’s board of directors, including a vacancy created by increasing the size of the board, may only be filled by a majority of Coconut Palm’s directors. Any director elected to fill a vacancy, including a vacancy created by increasing the size of the board, will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. The Amended and Restated Certificate of Incorporation and bylaws will provide that the number of directors will be fixed and increased or decreased from time to time by resolution of the board of directors. These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of Coconut Palm’s board of directors that would effect a change of control.
Warrants
      Coconut Palm currently has warrants outstanding to purchase 23,000,000 shares of Coconut Palm common stock. Each warrant entitles the registered holder to purchase one share of Coconut Palm’s common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; or

•	September 8, 2006.
      The warrants will expire on September 7, 2009, at 5:00 p.m., New York City time. Coconut Palm may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.
      The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Coconut Palm.
      The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Coconut Palm’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.
      The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Coconut Palm, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
      No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Coconut Palm will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.
      On August 17, 2006, Coconut Palm entered into a Warrant Clarification Agreement with Continental Stock Transfer & Trust Company, clarifying that registered holders of the Coconut Palm’s warrants do not have the right to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to Coconut Palm common stock issuable upon exercise of the warrants.

      On January 17, 2007, Coconut Palm and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the common stock of Coconut Palm issuable upon exercise of the Warrants at the time such Warrants are exercisable.
Unit Purchase Option
      In connection with Coconut Palm’s initial public offering, Morgan Joseph & Co., Early Bird Capital, Inc., David Nussbaum, and Steven Levine purchased, for $100, a unit purchase option (UPO) to purchase up to an aggregate of 1,000,000 units at a price of $7.50 per unit. The units issuable upon exercise of this option are identical to those set forth in the beginning of this section “Description of Securities” except that the warrants have an exercise price of $6.00. On January 17, 2007, Coconut Palm, Morgan Joseph & Co., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the UPO holder does not have the right, and did not have the right at the issuance of the UPO, to receive a net cash settlement in the event Coconut Palm does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such UPO is exercisable.
      Accordingly, the Warrants, which do not have a cashless exercise provision, may expire unexercised and worthless if a current registration statement covering the common stock is not effective and the prospectus covering the common stock is not current. Consequently, in this case, a purchaser of a unit may pay the full unit price solely for the shares of common stock of the unit.
Transfer Agent and Warrant Agent
      The transfer agent for Coconut Palm’s securities and warrant agent for Coconut Palm’s warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.
STOCKHOLDER PROPOSALS
      Provided Coconut Palm closes an acquisition and is not liquidated, the Coconut Palm 2008 annual meeting of stockholders will be held on or about April 24, 2008, unless the date is changed by the board of directors. If you are a stockholder and you want to include a proposal in the proxy statement/prospectus for the 2008 annual meeting, you need to provide it to us by no later than January 24, 2008.
EXPERTS
      The financial statements of Coconut Palm Acquisition Corp. at December 31, 2005 and for the period from April 29, 2005 (date of inception) through December 31, 2005 appearing in this prospectus and in the registration statement have been included herein in reliance upon the report of Eisner LLP, independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of EBC as of December 31, 2005 and 2004 and for each of the three years in the period ending December 31, 2005, 2004, and 2003 included in this proxy statement/prospectus have been so included in reliance on the report of Moore Stephens Frost, PLC, independent auditors, given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
      The validity of the securities offered in this prospectus is being passed upon for us by Akerman Senterfitt, Miami, Florida.

WHERE YOU CAN FIND MORE INFORMATION
      Coconut Palm files reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended.
      You may read and copy reports, proxy statements and other information filed by Coconut Palm with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549.
      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
      Coconut Palm files its reports, proxy statements and other information electronically with the SEC. You may access information on Coconut Palm at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.
      Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.
      All information contained in this proxy statement/prospectus relating to Coconut Palm has been supplied by Coconut Palm, and all such information relating to EBC has been supplied by EBC. Information provided by either of Coconut Palm or EBC does not constitute any representation, estimate or projection of the other.
      All of the information contain in this document relating to Coconut Palm has been supplied by Coconut Palm and all such information relating to EBC has been supplied by EBC. Information provided by either of us does not constitute any representation, estimate or projection of the other.
      If you would like additional copies of this proxy statement/prospectus, or if you have questions about the merger, you should contact:
      If you are a Coconut Palm stockholder:
Coconut Palm Acquisition Corp.
Attn: Mario B. Ferrari
595 South Federal Highway, Suite 500
Boca Raton, Florida 33432
(561) 955-7300
      If you are an EBC shareholder:
Equity Broadcasting Corporation
Attn: Larry Morton or James Hearnsberger
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
(501) 219-2400

INDEX TO FINANCIAL STATEMENTS

COCONUT PALM ACQUISITION CORP. CONDENSED FINANCIAL STATEMENTS
Condensed Balance Sheets as of September 30, 2006 (unaudited) and as of December 31, 2005	F-2
Condensed Statements of Operations (unaudited) for the three and nine months ended September 30, 2006 and for the period April 29, 2005 (date of inception) to September 30, 2006	F-3
Condensed Statements of Changes in Common Stockholders’ Equity from April 29, 2005 (date of inception) to September 30, 2006	F-4
Condensed Statements of Cash Flows (unaudited) for the nine months ended September 30, 2006, from the period from April 29, 2005 (date of inception) to September 30, 2006 and 2005	F-5
Notes to Condensed Unaudited Financial Statements	F-6
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-15
Balance Sheet as of December 31, 2005	F-16
Statement of Operations for period from April 29, 2005 (date of inception) to December 31, 2005	F-17
Condensed Statement of Changes in Common Stockholders’ Deficit for period from April 29, 2005 (date of inception) to December 31, 2005	F-18
Statement of Cash Flows for period from April 29, 2005 (date of inception) to December 31, 2005	F-19
Notes to Financial Statements	F-20
EQUITY BROADCASTING CORPORATION FINANCIAL STATEMENTS
Consolidated Balance Sheets as of September 30, 2006 and 2005 (unaudited)	F-26
Consolidated Statement of Operations for the nine months ended September 30, 2006 and 2005 (unaudited)	F-28
Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and 2005	F-29
Notes to Financial Statements	F-30
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-33
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-34
Consolidated Statements of Operations for the year ended December 31, 2005, 2004 and 2003	F-36
Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2005, 2004 and 2003	F-37
Consolidated Statements of Cash Flows	F-38
Notes to Financial Statements	F-40

PART I — FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS
COCONUT PALM ACQUISITION CORP.
(a development stage company)
CONDENSED BALANCE SHEETS

	September 30,	December 31,
	2006	2005

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$319,606	$934,086
Prepaid expenses	54,228	14,999

Total current assets	373,834	949,085
Other assets:
Investments held in trust fund	64,630,034	63,120,584
Deferred acquisition costs	1,617,759	—

Total other assets	66,247,793	63,120,584

Total assets	$66,621,627	$64,069,669

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,105,652	$29,271
Accrued expenses	436,462	46,306
Accrued Delaware franchise fees	21,617	—
Income taxes payable	81,522	25,756

Total current liabilities	1,645,253	101,333

COMMITMENTS AND CONTINGENCIES (Note H)	—	—
Common stock subject to possible conversion — 2,298,850 shares	12,517,738	12,517,738
Interest attributable to common stock, subject to possible conversion	401,806	100,067
STOCKHOLDERS’ EQUITY
Preferred stock — $.0001 par value; 1,000,000 shares authorized; 0 issued and outstanding	—	—
Common stock — $.0001 par value; 50,000,000 shares authorized; 14,000,000 issued and outstanding (which includes 2,298,850 shares subject to possible conversion)	1,400	1,400
Additional paid-in-capital	51,114,006	51,114,006
Income accumulated during the development stage	941,424	235,125

Total stockholders’ equity	52,056,830	51,350,531

Total liabilities and stockholders’ equity	$66,621,627	$64,069,669

See Notes to Condensed Financial Statements

COCONUT PALM ACQUISITION CORP.
(a development stage company)
CONDENSED STATEMENTS OF OPERATIONS

	Three	Three		April 29, 2005	April 29, 2005
	Months	Months	Nine Months	(Date of	(Date of
	Ended	Ended	Ended	Inception)	Inception)
	September 30,	September 30,	September 30,	to September 30,	to September 30,
	2006	2005	2006	2005	2006

	(Unaudited)
Operating costs	$(127,119)	$(10,178)	$(433,510)	$(10,254)	$(580,433)

Other income:
Bank interest	3,131	—	14,307	—	21,594
Interest on investments held in Trust Fund	535,962	75,262	1,509,451	75,262	2,010,035

Total other income	539,093	75,262	1,523,758	75,262	2,031,629

Income before provision for income taxes	411,974	65,084	1,090,248	65,008	1,451,196
Provision for income taxes — current	(29,649)	(3,037)	(82,210)	(3,037)	(107,966)

Net income	$382,325	$62,047	$1,008,038	$61,971	$1,343,230

Interest income attributable to common stock subject to possible conversion	(107,139)	(15,045)	(301,739)	(15,045)	(401,806)

Net income allocable to common stockholders not subject to possible conversion	$275,186	$47,002	$706,299	$46,926	$941,424

Weighted average number of shares outstanding:
Basic	14,000,000	4,543,478	14,000,000	3,712,903

Diluted	15,582,831	4,752,867	15,803,173	3,837,186

Net income per share:
Basic	$0.03	$0.01	$0.07	$0.02

Diluted	$0.02	$0.01	$0.06	$0.02

Weighted average number of shares outstanding exclusive of shares subject to possible conversion:
Basic	11,701,150	4,134,987	11,701,150	3,470,444

Diluted	13,283,981	4,344,376	13,504,323	3,594,726

Net income per share not subject to possible conversion:
Basic	$0.02	$0.01	$0.06	$0.01

Diluted	$0.02	$0.01	$0.05	$0.01

See Notes to Condensed Financial Statements

COCONUT PALM ACQUISITION CORP.
(a development stage company)
CONDENSED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS’ EQUITY
For Period from April 29, 2005 (Date of Inception) through September 30, 2006

				Income
	Common Stock		Paid-in Capital	Accumulated
			in Excess of	During the
	Shares	Amount	Par	Development Stage	Total

Balance — April 29, 2005 (date of inception)
Initial capitalization from founding stockholder	2,500,000	$250	$24,750	$—	$25,000
Sale of 11,500,000 units net of underwriters’ discount and offering expenses (includes 2,298,850 shares subject to possible conversion)	11,500,000	1,150	63,606,894		63,608,044
Proceeds subject to possible conversion of 2,298,850 shares			(12,517,738)		(12,517,738)
Accretion of trust fund relating to common stock subject to possible conversion				(100,067)	(100,067)
Proceeds from issuance of option		100	100
Net income for the period				335,192	335,192

Balance at December 31, 2005	14,000,000	$1,400	$51,114,006	$235,125	$51,350,531
Accretion of trust fund relating to common stock subject to possible conversion				(301,739)	(301,739)
Net income for the period				1,008,038	1,008,038

Balance at September 30, 2006 (unaudited)	14,000,000	$1,400	$51,114,006	$941,424	$52,056,830

See Notes to Condensed Financial Statements

COCONUT PALM ACQUISITION CORP.
(a development stage company)
CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months	April 29, 2005 (Date	April 29, 2005 (Date
	Ended	of Inception) to	of Inception) to
	September 30, 2006	September 30, 2005	September 30, 2006

	(Unaudited)
Cash flows from operating activities:
Net income	$1,008,038	$61,971	$1,343,230
Increase (decrease) in cash attributable to changes in:
Prepaid expenses	(39,229)	(34,002)	(54,228)
Accounts payable	82,677	174,941	111,948
Accrued expenses	(36,705)	1,500	9,601
Accrued franchise fees	21,617	—	21,617
Income tax payable	55,766	3,037	81,522

Net cash provided by operating activities	1,092,164	207,447	1,513,690

Cash flows from investing activities:
Principal deposited into Trust Fund	—	(62,620,000)	(62,620,000)
Increase in investments in a fund	(1,509,450)	(75,262)	(2,010,034)
Deferred acquisition costs	(197,194)	—	(197,194)

Net cash used in investing activities	(1,706,644)	(62,695,262)	(64,827,228)

Cash flows from financing activities:
Proceeds from sale of common stock, net of offering costs	—	63,633,044	63,633,044
Proceeds from notes payable to founding stockholders	—	75,000	75,000
Repayment of notes payable to founding stockholders	—	—	(75,000)
Proceeds from issuance of underwriters’ purchase option	—	100	100

Net cash provided by financing activities	—	63,708,144	63,633,144

Net (decrease) increase in cash and cash equivalents	(614,480)	1,220,329	319,606
Cash and cash equivalents — beginning of period	934,086	—	—

Cash and cash equivalents — end of period	$319,606	$1,220,329	$319,606

Supplemental cash flow information:
Income taxes paid	$46,769	$—	$42,869
Supplemental non-cash activity:
Accretion of Trust Fund income relating to common stock subject to possible conversion	$301,739	$15,045	$401,806
Accrual of deferred acquisition costs	$1,420,565		$1,420,565
See Notes to Condensed Financial Statements

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
September 30, 2006
Basis of Presentation
      The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instruction to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accrual) considered necessary for a fair presentation have been included. Operating results for the interim period presented are not necessarily indicative of the results to be expected for any other interim period or for full year.
      These unaudited condensed financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended December 31, 2005 included in Coconut Palm Acquisition Corp.’s Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006. Subject to the foregoing, the accounting policies used in preparing these unaudited condensed financial statements are consistent with those described in the December 31, 2005 financial statements.
      As of September 30, 2006, the current liabilities of $1,645,253 of Coconut Palm Acquisition Corp. (the “Company”) exceed its current assets of $373,834, creating a working capital deficit of $1,271,419. The Founding Stockholder has agreed with the Company and the underwriters to be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company in excess of the net proceeds of the offering not held in the trust account (the “Trust Fund”). Management believes these factors will contribute towards eliminating the working capital deficit. The Company can not guarantee that the Founding Stockholder would be able to satisfy these obligations. If the Founding Stockholder is unable to meet these obligations, the Company may be forced to liquidate. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
      In the event that the Company does not consummate an Acquisition (as defined below) within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering (as defined below) if certain extension criteria have been satisfied (the “Acquisition Period”), the proceeds held in the Trust Fund will be distributed to the Company’s Public Stockholders (as defined below). In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering due to costs related to the Offering, costs related to pursuing possible acquisitions and general and administrative expenses incurred prior to the liquidation event and since no value would be attributed to the Warrants contained in the Units (discussed in Note C).

NOTE A — ORGANIZATION AND BUSINESS OPERATIONS
      Coconut Palm Acquisition Corp. was incorporated in Delaware on April 29, 2005. It was formed to serve as a vehicle for the acquisition of an operating business through a merger, capital stock exchange, asset acquisition and/or other similar transaction. The Company has neither engaged in any operations nor generated revenue, and is considered to be a development stage company, subject to the risks associated with activities of development stage companies. As such, the Company’s operating results relate to early stage organizational activities.
      The registration statement for the Company’s initial public offering of Units (as described in Note C) (the “Offering”) was declared effective on September 8, 2005. The Company consummated the Offering on

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006
September 14, 2005 and received net proceeds of approximately $55.2 million. On September 19, 2005, the Company consummated the closing of the over-allotment option and the Company received additional net proceeds of approximately $8.4 million. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward acquiring an operating company (“Acquisition”). Furthermore, there is no assurance that the Company will be able to successfully effect an Acquisition. At September 30, 2006, an amount of $64.6 million of the net proceeds of the Offering, including interest earned to date, is being held in a trust account and invested in government securities until the earlier of (i) the consummation of its first Acquisition or (ii) the distribution of the Trust Fund as described below. The remaining net proceeds (not held in the Trust Fund) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.
      The Company, after signing a definitive agreement for an Acquisition, will submit such transaction for stockholder approval. In the event that holders of 20% or more of the shares of the Company’s common stock issued as part of the Units in the Offering vote against the Acquisition and exercise their conversion rights described below, the Acquisition will not be consummated.
      The Company’s initial stockholder (the “Founding Stockholder”) has agreed to vote its 2,500,000 shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to an Acquisition. After consummation of an Acquisition, these voting safeguards will no longer be applicable.
      With respect to an Acquisition which is approved and consummated, any Public Stockholders voting against such Acquisition may demand that the Company convert their shares into cash. The per share conversion price will equal the amount in the Trust Fund including all accrued interest, calculated as of two business days prior to the consummation of the proposed Acquisition, divided by the number of shares of common stock held by Public Stockholders. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of an Acquisition. Such Public Stockholders are entitled to receive their per share interest in the Trust Fund computed without regard to the shares held by the Founding Stockholder. Accordingly, a portion of the net proceeds from the Offering (19.99% of the amount originally held in the Trust Fund) has been classified as common stock subject to possible conversion in the accompanying balance sheets and 19.99% of the related interest earned on the trust fund has been recorded as interest attributable to common stock subject to possible conversion.
      In the event that the Company does not consummate an Acquisition within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied (the “Acquisition Period”), the proceeds held in the Trust Fund will be distributed to the Company’s Public Stockholders. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering due to costs related to the Offering, costs related to pursuing possible acquisitions and general and administrative expenses incurred prior to the liquidation event and since no value would be attributed to the Warrants contained in the Units (discussed in Note C).
      Upon consummation of the Offering the Founding Stockholder placed the shares it owned into an escrow account. These shares will not be transferable during the escrow period and will not be released from escrow until the earliest of three years following the date of the offering, liquidation, and the consummation of a liquidation, merger stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the Company consummating a business combination with a target business. During the escrow period, the Founding Stockholder will not be able to sell or transfer its securities (except to its limited partners, its limited

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006
partners’ spouses and children or trusts established for their benefit), but will retain all other rights as the Company’s stockholder, including, without limitation, the right to vote its shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If the Company is unable to effect a business combination and is forced to liquidate, the Company’s Founding Stockholder will not receive any portion of the liquidation proceeds with respect to common stock owned by it prior to the date of this prospectus.
      The 2,500,000 shares of common stock issued to Founding Stockholder are entitled to registration rights. The Founding Stockholder is entitled to make up to two demands that the Company register these shares. The holder of these shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, such stockholder has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      [1] Cash and cash equivalents: All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains cash balances in two accounts at the same bank. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.
      [2] Fair value of financial instruments: The carrying amounts of the Company’s financial assets, including cash and cash equivalents, and investment held in trust fund approximate fair value because of their short maturities.
      [3] Earnings per common share: Basic income per share is based on the weighted average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding in the money warrants and the proceeds thereof were used to purchase common shares at the average market price during the period.
      [4] Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
      [5] Income taxes: Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
      [6] New Accounting Pronouncement: The Financial Accounting Standards Board (“FASB”) has issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”), regarding accounting for, and disclosure of, uncertain tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact FIN 48 will have on its results of operations and financial position. The cumulative effect of applying the

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006
provisions of FIN 48 if any, will be reported as an adjustment to the opening balance of retained earnings accumulated during the development stage on January 1, 2007.

NOTE C — INITIAL PUBLIC OFFERING
      On September 14, 2005, the Company sold 10,000,000 units (“Units”) in the Offering and on September 19, 2005, the Company sold an additional 1,500,000 Units pursuant to the underwriters’ over allotment option. Each Unit consists of one share of the Company’s common stock and two warrants (“Warrants”). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing on the later of (a) September 14, 2006 or (b) the completion of an Acquisition. The Warrants will expire on September 13, 2009. The Warrants may be redeemed, at the Company’s option, with the prior consent of Morgan Joseph and Co. Inc. and EarlyBirdCapital, Inc., the representatives of the underwriters in the Offering (the “Representatives”) in whole and not part, at a price of $.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. The underwriters received $4,830,000 representing the underwriter discount and commissions.
      In connection with the Offering, the Company also issued for $100 an option to the representatives of the underwriters to purchase up to a total of 1,000,000 units at a price of $7.50 per unit. The units issuable upon the exercise of this underwriters’ option are identical to those offered in the prospectus of the Offering, except that the exercise price of the warrants included in the underwriters’ purchase option is $6.25. This option is exercisable commencing on the later of the consummation of a business combination or one year from the date of the Offering, expires five years from the date of the Offering, and may be exercised on a cashless basis, at the holder’s option.
      The underwriters’ purchase option and the Warrants (including the warrants underlying the underwriters’ option) will be exercisable only if at the time of exercise a current registration statement covering the underlying securities is effective or, in the opinion of counsel, not required, and if the securities are qualified for sale or exempt from qualification under the applicable state securities laws of the exercising holder. The Company is obligated to use its best efforts to maintain an effective registration statement during the term of the option and the Warrants; however, it may be unable to do so. Holders of the option and the Warrants are not entitled to receive a net cash settlement or other settlement in lieu of physical settlement if the common stock underlying the Warrants, or securities underlying the option, as applicable, are not covered by an effective registration statement and a current prospectus. Accordingly, the Warrants, which do not have a cashless exercise provision, may expire unexercised and worthless if a current registration statement covering the common stock is not effective and the prospectus covering the common stock is not current. Consequently, in this case, a purchaser of a unit may pay the full unit price solely for the shares of common stock of the unit.
      Under the terms of the warrant agreement, the Company has agreed to use its best efforts to register these warrants and maintain such registration. In order to clarify the Company’s intent with respect to the effect of a lack of a current registration statement on the Company’s warrants issued under the Warrant Agreement, dated as of September 8, 2005, between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent (the “Warrant Agreement”), the Company and the Warrant Agent entered into a Warrant Clarification Agreement, dated as of August 17, 2006, clarifying the Warrant Agreement to provide that in no event will the registered holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of Common Stock of the Company if the Common Stock underlying the warrants is not covered by an effective registration statement.

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006
      On January 17, 2007, the Company and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the common stock of the Company issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, the Company, Morgan Joseph & Co. Inc., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.

NOTE D — INCOME TAXES
      The current and deferred components of taxes on income from operations are comprised of the following:

	Three Months Ended	Nine Months Ended
	September 30, 2006	September 30, 2006

Current tax provision
Federal	$—	$—
State	(29,649)	(82,210)

Total current tax provision	$(29,649)	$(82,210)
Deferred income tax provision (benefit)
Federal	$—	$—
State	—	—
Total deferred tax provision	—	—

Total provision for taxes	$(29,649)	$(82,210)

      The sources of deferred tax assets as of September 30, 2006 and December 31, 2005 were as follows:

	September 30,	December 31,
	2006	2005

Total current deferred tax assets	$—	$—

Net operating losses	$27,776	$11,305
Startup costs	218,795	43,471

Total non-current deferred tax assets	$246,571	$54,776
Valuation allowance	(246,571)	(54,776)

Net deferred tax assets	$—	$—

      Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company recorded a deferred income tax asset for the tax effect of net operating loss carryforwards and temporary differences, aggregating $246,571 at September 30, 2006. The net operating loss of $79,361 can be carried forward to 2025. The amount of temporary differences relating to start up costs amounted to $540,235. Realization of these tax benefits is dependent on acquiring an operating company and the ability to use the net operating loss to offset operating

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006
income. Management believes such realization is uncertain, hence the Company has recorded a full valuation allowance both at September 30, 2006 and December 31, 2005.

NOTE E — NOTE PAYABLE TO FOUNDING STOCKHOLDER
      On May 10, 2005, the Company issued a $75,000 unsecured promissory note to Royal Palm Capital Management, LLLP, an entity affiliated with the Founding Stockholder (“Affiliate”). The note was non-interest bearing and payable from non-Trust Fund proceeds. The note was paid in full on October 18, 2005 from the net proceeds of the Offering.

NOTE F — INVESTMENTS HELD IN TRUST
      The Company holds investments in a mutual fund which is principally invested in municipal government securities and is carried at market value. The earnings of the fund as currently invested are not taxable for federal income tax purposes. The investment is held in a Trust Fund as described in Note A.

NOTE G — RELATED PARTY TRANSACTION
      The Company presently occupies office space provided by an Affiliate of the Founding Stockholder. The Affiliate has agreed that, until an Acquisition, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay the Affiliate $7,500 per month for such services commencing on September 8, 2005. From April 29, 2005 (date of inception) through September 30, 2006, $95,500 related to this agreement is included in operating costs.

NOTE H — COMMITMENTS AND OTHER MATTERS
      The Company sold to the Representatives an option, for $100, to purchase up to a total of 1,000,000 units at $7.50 per Unit. The Company accounted for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in an increase and a charge directly to stockholders’ equity. The option has been valued at the date of issuance at $780,000 based upon a Black-Scholes model, using an expected life of five years, volatility of 15.90% and a risk-free interest rate of 3.980%. The volatility calculation is based on the 180-day volatility of the Russell 2000 Index. Although an expected life of five years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate an Acquisition within the prescribed time period and liquidates, the option would become worthless. The option may be exercised for cash, or on a “cashless” basis, at the holder’s option, such that the holder may receive a net amount of shares equal to the appreciated value of the option (the difference between the exercise prices of the option and the underlying Warrants, and the market price of the underlying securities). The Units issuable upon exercise of this option are identical to the Units in the Offering except that the Warrants included in the option have an exercise price of $6.00. Although the purchase option and its underlying securities have been registered under the Offering, the option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the date of the Offering with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of common stock at a price below its exercise price.

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006

NOTE I — OFFICERS AND DIRECTORS
      The Company’s officers and directors agreed with the Representatives that within the first forty trading day period after the separate trading of Warrants has commenced, they or certain of their affiliates or designees collectively would purchase up to 2,000,000 Warrants in the public marketplace at prices not to exceed $0.70 per Warrant. They have further agreed that any Warrants purchased by them or its affiliates or designees will not be sold or transferred until the completion of an Acquisition. As of September 30, 2006, and December 31, 2005 they had purchased all 2,000,000 warrants.

NOTE J — PENDING MERGER
      On April 7, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Equity Broadcasting Corporation, an Arkansas corporation (“EBC”), and certain shareholders of EBC, pursuant to which EBC will merge with and into the Company with the Company remaining as the surviving corporation (the “Merger”). Outstanding stock options to purchase EBC Class A Common Stock shall be converted at the effective time of the Merger to options to purchase the Company Common Stock at fair market value, subject to certain adjustments to the exercise price in the event the fair market value of the Company Common Stock exceeds $7.50 per share, as provided in the Merger Agreement. The Merger Agreement provides for the conversion of options to purchase 2,240,000 shares of EBC’s Class A common stock outstanding and unexercised that have an exercise price per share of $7.50 which will be converted into options to purchase an aggregate of 3,274,853 shares of common stock of the Company. The Merger Agreement was amended as of May 5, 2006 primarily to provide for the extension of the due diligence review period for an additional one week beyond the initial four week period. The Merger Agreement and Voting Agreement are attached as exhibits to the Form 8-K filed by the Company with the SEC on April 13, 2006.
      On May 12, 2006, the Company completed its due diligence review of EBC in connection with the Merger Agreement and informed EBC that is was proceeding with the Merger pursuant to the terms of the Merger Agreement. The Company engaged Ernst & Young Transaction Advisory Services in completing its due diligence review.
      On June 15, 2006, the Company was informed by EBC that EBC shareholders had approved the Merger. The Company was also informed that EBC and each member of the EBC board of directors had been named in a lawsuit filed by an EBC shareholder in the circuit court of Pulaski County, Arkansas on June 14, 2006. The lawsuit was filed as a class action, meaning that the plaintiff, Mr. Max Bobbitt, seeks to represent all shareholders in the class, provided the class is certified by the court. The complaint makes various allegations against EBC and the board of EBC with respect to the Merger and other matters. In addition to requesting unspecified compensatory damages, the plaintiff also requested injunctive relief to enjoin the EBC annual shareholder meeting and the vote. An injunction hearing was not held before the EBC annual meeting regarding the Merger so the meeting and shareholder vote proceeded as planned and the EBC shareholders approved the Merger. On August 9, 2006, EBC’s motion to dismiss the lawsuit was denied and the matter is in the pre-discovery phase. According to EBC, EBC views the lawsuit as baseless and they will continue to vigorously defend the matter. The Company and EBC are proceeding with the Merger in accordance with the terms of the Merger Agreement.
      On September 14, 2006, the Company, EBC and certain EBC shareholders entered into the Second Amendment to the Agreement and Plan of Merger (the “Second Amendment”). The Second Amendment amended the Merger Agreement to provide for (i) the increase in the number of members of the combined company’s board of directors from seven to nine, (ii) the extension of the termination date of the Merger Agreement from December 31, 2006 to March 31, 2007, and (iii) the increase in the EBC Maximum Indebtedness (as defined in the Merger Agreement) from $62,000,000 to $72,000,000 to reflect EBC’s

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006
operations, and in particular the acquisition and disposition of assets, for the period from September 14, 2006 to March 31, 2007. In the event EBC shall not have contracted or otherwise committed to the sale or transfer of its TV stations WBMM and KPOU and such TV stations remain as assets of EBC, which are freely transferable, then the Maximum EBC Indebtedness shall be increased to $84,000,000. The Second Amendment was attached as Exhibit 2.3 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 20, 2006.
      On September 15, 2006, the Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission for the registration of the Company’s securities to be issued in the Merger and containing important information for the Company’s stockholders concerning the Merger. As set forth in the Form S-4, in response to a lawsuit initiated by an EBC shareholder, and as a result of the Second Amendment to the Merger Agreement, EBC’s board of directors will call a special meeting of its shareholders for reconsideration of the Merger Agreement following the date the Form S-4 is declared effective. The vote taken at EBC’s special meeting will supercede the vote taken at the June 15, 2006 annual meeting.
      The obligations of the parties to consummate the Merger are subject to certain closing conditions including, among others, the Company stockholder approval, government approvals (including without limitation those approvals relating to antitrust, FCC licenses and the effectiveness of a registration statement filed with the SEC) and the execution and closing by Univision of the Asset Purchase Agreement providing for the sale to Univision of two EBC TV stations. The Company is continuing with the preparation of its proxy statement in connection with the Merger among other filings relating to the Merger.
      The Merger Agreement provides for the conversion of options to purchase 2,240,000 shares of EBC’s Class A common stock outstanding and unexercised that have an exercise price per share of $7.50 which will be converted into options to purchase an aggregate of 3,274,853 shares of common stock of the company.
      Upon consummation of the merger, the exchange of EBC options with the options to purchase shares of Coconut Palm is a modification for accounting purposes under SFAS 123R. The Company will calculate compensation cost, if any, as the excess of the fair value of the modified award determined in accordance with SFAS 123R over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.

NOTE K — CONTINGENT LIABILITIES
      On March 3, 2006, the Company engaged Morgan Joseph & Co. Inc. (“Morgan Joseph”) to render financial advisory and investment banking services to the Company in connection with its possible acquisition of an initial platform company. In consideration for Morgan Joseph providing various financial advisory and investment banking services the Company agreed to pay Morgan Joseph a fee, in cash, at the closing of the acquisition of an initial platform company equal to $1.0 million. In addition, the Company, agreed to pay to Morgan Joseph, on a monthly basis, out-of-pocket expenses (including legal fees and disbursements) in connection with the engagement without regards to whether an acquisition is consummated. On April 10, 2006, the Company entered into a supplement to the engagement letter dated March 3, 2006, whereby Morgan Joseph was engaged as the exclusive financial advisor in connection with the possible acquisition of EBC. In consideration for these financial advisory and investment banking services, Morgan Joseph is to be paid an additional fee at closing of the EBC transaction of $250,000.
      On June 5, 2006, the Company engaged Jones-Sagansky Broadcast Group, LLC (“JSBG”) to provide media advisory services in regard to the contemplated acquisition by the Company of Equity Broadcasting Corporation. The agreement provides for 60 days of media advisory and due diligence related services in regard to the acquisition and consultation with the Company’s management on an as needed basis for such purposes. In consideration for JSBG’s services, the Company paid JSBG $100,000. Additionally, the

COCONUT PALM ACQUISITION CORP.
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS — (Continued)
September 30, 2006
Company agreed to pay JSBG a success fee of $150,000 upon the closing of the Company’s acquisition of Equity Broadcasting Corporation.

NOTE L — DEFERRED ACQUISITION COSTS
      As of September 30, 2006, the Company has accumulated $1,617,759 in deferred costs related to the proposed acquisition of Equity Broadcasting Corporation. These costs will be capitalized contingent upon the completion of the Acquisition following the required approval by the Company’s stockholders and the fulfillment of certain other conditions. If the Acquisition is not completed these costs will be recorded as expense. Deferred acquisition costs are comprised of $543,494 to Morgan Joseph for financial advisory and investment banking services, $204,450 to Ernst & Young for due diligence services, $681,615 to Akerman Senterfitt for legal services, $100,000 to JSBG for consulting services, $51,684 to Eisner LLP for accounting services and $36,516 for other costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Coconut Palm Acquisition Corp.
      We have audited the accompanying balance sheet of Coconut Palm Acquisition Corp. (a development stage company) (the “Company”) as of December 31, 2005 and the related statements of operations, changes in stockholders’ equity and cash flows for the period from April 29, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coconut Palm Acquisition Corp. as of December 31, 2005 and the results of its operations and its cash flows for the period from April 29, 2005 (date of inception) through December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Eisner LLP
New York, New York
March 23, 2006
With respect to Note C, February 26, 2007

COCONUT PALM ACQUISITION CORP.
(a development stage company)
BALANCE SHEET

December 31,
2005

ASSETS
Current assets:
Cash and cash equivalents	$934,086
Prepaid expenses	14,999

Total current assets	949,085
Investments held in Trust Fund	63,120,584

Total assets	$64,069,669

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$29,271
Accrued expenses	46,306
Income taxes payable	25,756

Total current liabilities	101,333

COMMITMENTS AND CONTINGENCIES (Note H)	—
Common stock subject to possible conversion — 2,298,850 shares	12,517,738
Interest attributable to common stock, subject to possible conversion	100,067
STOCKHOLDERS’ EQUITY
Preferred stock — $.0001 par value; 1,000,000 shares authorized; 0 issued and outstanding	—
Common stock — $.0001 par value; 50,000,000 shares authorized; 14,000,000 issued and outstanding (which includes 2,298,850 shares subject to possible conversion)	1,400
Additional paid-in-capital	51,114,006
Income accumulated during the development stage	235,125

Total stockholders’ equity	51,350,531

Total liabilities and stockholders’ equity	$64,069,669

See Notes to Financial Statements

COCONUT PALM ACQUISITION CORP.
(a development stage company)
STATEMENTS OF OPERATIONS

April 29, 2005
(Date of
Inception) to
December 31,
2005

Operating costs	$(146,923)

Other income:
Bank interest	7,287
Interest on investments held in Trust Fund	500,584

Total other income	507,871

Income (loss) before provision for income taxes	360,948
Provision for income taxes — current	(25,756)

Net income	$335,192

Interest income attributable to common stock subject to possible conversion	(100,067)

Net income allocable to common stockholders not subject to possible conversion	$235,125

Weighted average number of shares outstanding:
Basic	7,544,534
Diluted	7,895,119

Net income per share:
Basic	$0.04
Diluted	$0.04

Weighted average number of shares outstanding exclusive of shares subject to possible conversion:
Basic	6,536,132
Diluted	6,886,717

Net income per share not subject to possible conversion:
Basic	$0.04
Diluted	$0.03

See Notes to Financial Statements

COCONUT PALM ACQUISITION CORP.
(a development stage company)
STATEMENT OF CHANGES IN COMMON STOCKHOLDERS’ DEFICIT

				Deficit
				Accumulated
	Common Stock		Paid-in	During the
			Capital In	Development
	Shares	Amount	Excess of Par	Stage	Total

Balance — April 29, 2005 (date of inception)
Initial capitalization from founding stockholder	2,500,000	$250	$24,750	$—	$25,000
Sale of 11,500,000 units net of underwriters’ discount and offering expenses (includes 2,298,850 shares subject to possible conversion)	11,500,000	1,150	63,606,894		63,608,044
Proceeds subject to possible conversion of 2,298,850 shares			(12,517,738)		(12,517,738)
Accretion of trust fund income relating to common stock subject to possible conversion				(100,067)	(100,067)
Proceeds from issuance of option			100		100
Net income for the period				335,192	335,192

Balance at December 31, 2005	14,000,000	$1,400	$51,114,006	$235,125	$51,350,531

See Notes to Financial Statements

COCONUT PALM ACQUISITION CORP.
(a development stage company)
STATEMENTS OF CASH FLOWS

April 29, 2005
(Date of Inception)
To December 31, 2005

Cash flows from operating activities:
Net income (loss)	$335,192
Increase (decrease) in cash attributable to changes in:
Prepaid expenses	(14,999)
Accounts payable	29,271
Accrued expenses	46,306
Income tax payable	25,756

Net cash provided by operating activities	421,526

Cash flows from investing activities:
Purchase of investment in a fund	(63,120,584)

Net cash used in investing activities	(63,120,584)

Cash flows from financing activities:
Proceeds from sale of common stock, net of offering costs	63,633,044
Proceeds from notes payable to founding stockholders	75,000
Repayment of notes payable to founding stockholders	(75,000)
Proceeds from issuance of underwriters’ purchase option	100

Net cash provided by financing activities	63,633,144

Net (decrease) increase in cash and cash equivalents	934,086
Cash and cash equivalents — beginning of period	—

Cash and cash equivalents — end of period	$934,086

Supplemental non-cash activity:
Accretion of Trust Fund income relating to common stock subject to possible conversion	$100,067
See Notes to Financial Statements

COCONUT PALM ACQUISITION CORP.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
NOTE A — ORGANIZATION AND BUSINESS OPERATIONS
      The Company was incorporated in Delaware on April 29, 2005. It was formed to serve as a vehicle for the acquisition of an operating business through a merger, capital stock exchange, asset acquisition and/or other similar transaction. The Company has neither engaged in any operations nor generated revenue, and is considered to be a development stage company, subject to the risks associated with activities of development stage companies. As such, the Company’s operating results through December 31, 2005 relate to early stage organizational activities. The Company has selected December 31 as its fiscal year end.
      The registration statement for the Company’s initial public offering of Units (as described in Note C) (the “Offering”) was declared effective on September 8, 2005. The Company consummated the Offering on September 14, 2005 and received net proceeds of approximately $55,238,000. On September 19, 2005, the Company consummated the closing of the over-allotment option and the Company received additional net proceeds of approximately $8,370,000. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward acquiring an operating company (“Acquisition”). Furthermore, there is no assurance that the Company will be able to successfully effect an Acquisition. An amount of $63,120,584 of the net proceeds of the Offering, including interest earned to date, is being held in a trust account (the “Trust Fund”) and invested in government securities until the earlier of (i) the consummation of its first Acquisition or (ii) the distribution of the Trust Fund as described below. The remaining net proceeds (not held in the Trust Fund) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.
      The Company, after signing a definitive agreement for the Acquisition, will submit such transaction for stockholder approval. In the event that holders of 20% or more of the shares of the Company’s common stock issued as part of the Units in the Offering vote against the Acquisition and exercise their conversion rights described below, the Acquisition will not be consummated.
      The Company’s initial stockholder (the “Founding Stockholder”) has agreed to vote its 2,500,000 shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to an Acquisition. After consummation of an Acquisition, these voting safeguards will no longer be applicable.
      With respect to an Acquisition which is approved and consummated, any Public Stockholders voting against such Acquisition may demand that the Company convert their shares into cash. The per share conversion price will equal the amount in the Trust Fund including all accrued interest, calculated as of two business days prior to the consummation of the proposed Acquisition, divided by the number of shares of common stock held by Public Stockholders. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of an Acquisition. Such Public Stockholders are entitled to receive their per share interest in the Trust Fund computed without regard to the shares held by the Founding Stockholder. Accordingly, a portion of the net proceeds from the Offering (19.99% of the amount originally held in the Trust Fund) has been classified as common stock subject to possible conversion in the accompanying December 31, 2005 balance sheet and 19.99% of the related interest earned on the Trust Fund has been recorded as interest attributable to common stock subject to possible conversion.
      In the event that the Company does not consummate an Acquisition within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Fund will be distributed to the Company’s Public Stockholders. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering

COCONUT PALM ACQUISITION CORP.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
price per share in the Offering due to costs related to the Offering, costs related to pursuing possible acquisitions and general and administrative expenses incurred prior to the liquidation event and since no value would be attributed to the Warrants contained in the Units (discussed in Note C).
      If the Company is liquidated prior to the consummation of a business combination, the Founding Stockholder has agreed to be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company in excess of the net proceeds of the offering not held in the Trust Fund. The Company can not guarantee that the Founding Stockholder would be able to satisfy these obligations.
      Upon consummation of the Offering the Founding Stockholder has placed the shares owned into an escrow account. These shares will not be transferable during the escrow period and will not be released from escrow until the earliest of three years following the date of the Offering, liquidation, and the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the Company consummating a business combination with a target business. During the escrow period, the Founding Stockholder will not be able to sell or transfer its securities (except to its limited partners, its limited partners’ spouses and children or trusts established for their benefit), but will retain all other rights as the Company’s stockholder, including, without limitation, the right to vote its shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If the Company is unable to effect a business combination and is forced to liquidate, the Company’s Founding Stockholder will not receive any portion of the liquidation proceeds with respect to common stock owned prior to the Offering.
      The Founding Stockholder is entitled to make up to two demand registration rights. The holder of these shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the Founding Stockholder has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      [1] Cash and cash equivalents: All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The company maintains cash balances in two accounts at the same bank. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.
      [2] Fair value of financial instruments: The carrying amounts of the Company’s financial assets, including cash and cash equivalents and investments held in Trust Fund approximate fair value because of their short term maturities.
      [3] Earnings per common share: Basic income per share is based on the weighted average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding in the money warrants and the proceeds thereof were used to purchase common shares at the average market price during the period.
      [4] Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

COCONUT PALM ACQUISITION CORP.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      [5] Income taxes: Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities are measured using tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
      [6] New Accounting Pronouncements: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123(R)”), “Share Based Payment”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company is required to adopt SFAS 123(R) effective January 1, 2006. The Company does not believe that the adoption of SFAS No. 123(R) will have a significant impact on its financial condition or results of operations. Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
NOTE C — INITIAL PUBLIC OFFERING
      On September 14, 2005, the Company sold 10,000,000 units (“Units”) in the Offering and on September 19, 2005, the Company sold an additional 1,500,000 Units pursuant to the underwriters’ over allotment option. Each Unit consists of one share of the Company’s common stock and two warrants (“Warrants”). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing on the later of (a) September 14, 2006 or (b) the completion of an Acquisition. The Warrants will expire on September 13, 2009. The Warrants may be redeemed, at the Company’s option, with the prior consent of Morgan Joseph and Co. Inc. and EarlyBirdCapital, Inc., the representatives of the underwriters in the Offering (the “Representatives”) in whole and not part, at a price of $.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. The underwriters received $4,830,000 representing the underwriter discount and commissions.
      In connection with the Offering, the Company also issued for $100 an option to the representatives of the underwriters to purchase up to a total of 1,000,000 units at a price of $7.50 per unit. The units issuable upon the exercise of this underwriters’ option are identical to those offered in the prospectus of the Offering, except that the exercise price of the warrants included in the underwriters’ purchase option is $6.25. This option is exercisable commencing on the later of the consummation of a business combination or one year from the date of the Offering, expires five years from the date of the Offering, and may be exercised on a cashless basis, at the holder’s option.
      The underwriters’ purchase option and the Warrants (including the warrants underlying the underwriters’ option) will be exercisable only if at the time of exercise a current registration statement covering the underlying securities is effective or, in the opinion of counsel, not required, and if the securities are qualified for sale or exempt from qualification under the applicable state securities laws of the exercising holder. The Company is obligated to use its best efforts to maintain an effective registration statement during the term of the option and the Warrants; however, it may be unable to do so. Holders of the option and the Warrants are not entitled to receive a net cash settlement or other settlement in lieu of physical settlement if the common stock underlying the Warrants, or securities underlying the option, as applicable, are not covered by an effective registration statement and a current prospectus. Accordingly, the Warrants, which do not have a cashless exercise provision, may expire unexercised and worthless if a current registration statement covering the common stock is not effective and the prospectus covering the common stock is not current.

COCONUT PALM ACQUISITION CORP.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Consequently, in this case, a purchaser of a unit may pay the full unit price solely for the shares of common stock of the unit.
      Under the terms of the warrant agreement, the Company has agreed to use its best efforts to register these warrants and maintain such registration. In order to clarify the Company’s intent with respect to the effect of a lack of a current registration statement on the Company’s warrants issued under the Warrant Agreement, dated as of September 8, 2005, between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent (the “Warrant Agreement”), the Company and the Warrant Agent entered into a Warrant Clarification Agreement, dated as of August 17, 2006, clarifying the Warrant Agreement to provide that in no event will the registered holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of Common Stock of the Company if the Common Stock underlying the warrants is not covered by an effective registration statement.
      On January 17, 2007, the Company and Continental Stock Transfer and Trust Company, as the Warrant Agent, entered into an Amended and Restated Warrant Clarification Agreement clarifying that registered holders do not have the right, and did not have the right when the parties initially entered into the Warrant Agreement, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the common stock of the Company issuable upon exercise of the Warrants at the time such Warrants are exercisable.
      On January 17, 2007, the Company, Morgan Joseph & Co. Inc., EarlyBirdCapital, Inc., David Nussbaum, and Steven Levine entered into a Unit Purchase Option Clarification Agreement clarifying that the Option holder does not have the right, and did not have the right at the issuance of the Purchase Option, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the purchase option at the time such Purchase Option is exercisable.
NOTE D — INCOME TAXES
      Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company recorded a deferred income tax asset for the tax effect of net operating loss carryforwards and temporary differences, aggregating $54,776 at December 31, 2005. The net operating loss of $32,301 can be carried forward to 2025. The amount of temporary differences relating to start up costs amounted to $107,335.

COCONUT PALM ACQUISITION CORP.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The current and deferred components of taxes are comprised of the following:

Three Months
Ended
June 30, 2005

Current tax provision
Federal	$—
State	$25,756

Total current tax provision	$25,756
Deferred income tax provision (benefit)
Federal	$—
State	$—
Total deferred tax provision	$—

Total provision for taxes	$25,756

      The sources of deferred tax assets as of December 31, 2005 are as follows:

December 31,
2005

Net operating losses	$11,305
Startup costs	43,471

Total non-current deferred tax assets	54,776
Valuation allowance	$(54,776)

Net deferred tax assets	$—

      The difference between the statutory rate of 35% and our effective rate of 7.1% is primarily due to tax exempt interest for federal income tax purposes and a valuation allowance of $54,776. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived, the Company has recorded a full valuation allowance at December 31, 2005. The rate reconciliation is as follows:

Statutory Income tax rate	35%
State taxes, net of federal benefit	7.1%
Tax exempt interest	(48.5)%
Valuation allowance	13.5%
Effective rate	7.1%
NOTE E — NOTE PAYABLE TO FOUNDING STOCKHOLDER
      On May 10, 2005, the Company issued a $75,000 unsecured promissory note to Royal Palm Capital Management, LLLP, an entity affiliated with the Founding Stockholder (“Affiliate”). The note was non-interest bearing and payable from non-Trust Fund proceeds. The note was paid in full on October 18, 2005 from the net proceeds of the Offering.

COCONUT PALM ACQUISITION CORP.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE F — INVESTMENTS HELD IN TRUST
      The company holds investments in a mutual fund which is principally invested in municipal government securities and is carried at market value. The earnings of the fund may not be taxable for federal income tax purposes. The investment is held in a Trust Fund as described in Note A.
NOTE G — RELATED PARTY TRANSACTION
      The Company presently occupies office space provided by the Affiliate of the Founding Stockholder. The Affiliate has agreed that, until an Acquisition, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay the Affiliate $7,500 per month for such services commencing on September 8, 2005. $28,000 related to this agreement are included in operating costs.
NOTE H — COMMITMENTS AND OTHER MATTERS
      The Company sold to the Representatives an option, for $100, to purchase up to a total of 1,000,000 units at $7.50 per Unit. The Company accounted for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in an increase and a charge directly to stockholders’ equity. The option has been valued at the date of issuance at $780,000 based upon a Black-Scholes model, using an expected life of five years, volatility of 15.90% and a risk-free interest rate of 3.980% . The volatility calculation is based on the 180-day volatility of the Russell 2000 Index. Although an expected life of five years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate an Acquisition within the prescribed time period and liquidates, the option would become worthless. The Units issuable upon exercise of this option are identical to the Units in the Offering except that the Warrants included in the option have an exercise price of $6.00. Although the purchase option and its underlying securities have been registered under the Offering, the option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the date of the Offering with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of common stock at a price below its exercise price.
NOTE I — OFFICERS AND DIRECTORS
      The Company’s officers and directors agreed with the Representatives that within the first forty trading day period after the separate trading of Warrants has commenced, they or certain of their affiliates or designees collectively would purchase up to 2,000,000 Warrants in the public marketplace at prices not to exceed $0.70 per Warrant. They have further agreed that any Warrants purchased by them or its affiliates or designees will not be sold or transferred until the completion of an Acquisition. As of December 31, 2005 they had purchased all 2,000,000 warrants.

Equity Broadcasting Corporation and Subsidiaries
Consolidated Balance Sheets
September 30, 2006 and 2005

	2006	2005

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$780,060	$782,053
Certificate of deposit	106,848	153,023
Trade accounts receivable, net of allowance for uncollectible accounts	3,948,739	8,209,224
Notes receivable	735,885	444,118
Program broadcast rights	5,700,203	4,915,839
Assets held for sale	13,558,611	5,629,912
Other current assets	903,569	628,518

Total current assets	25,733,914	20,762,687

Property and equipment
Land and improvements	2,293,530	2,724,972
Buildings	2,877,741	2,624,327
Broadcast equipment	24,179,961	23,205,230
Transportation equipment	293,201	322,934
Furniture and fixtures	3,382,530	2,752,812
Construction in progress	303,508	3,253,109

	33,330,472	34,883,384
Accumulated depreciation	(12,669,690)	(9,911,836)

Net property and equipment	20,660,782	24,971,548

Intangible assets
Indefinite-lived, net Broadcast licenses	58,346,174	52,962,521
Franchises & Affiliations	—	—
Goodwill	2,537,512	2,529,052

Total indefinite-lived, net	60,883,686	55,491,573

Finite-lived
Non-compete agreement	—	—
Accumulated amortization	—	—

Total finite-lived	—	—

Net intangible assets	60,883,686	55,491,573

Other assets
Due from affiliates	(0)	347,653
Notes receivable	497,370	633,973
Broadcasting construction permits	1,000,998	1,826,972
Broadcasting station acquisition rights pursuant to assignment agreements	243,942	16,401,633
Program broadcast rights	4,669,356	5,393,514
Investment in joint ventures	805,310	632,629
Deposits and other assets	468,703	755,055

Total other assets	7,685,679	25,991,429

Total assets	$114,964,061	$127,217,237

Equity Broadcasting Corporation and Subsidiaries
Consolidated Balance Sheets
September 30, 2006 and 2005 — (Continued)

	2006	2005

	(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Lines of credit	$1,236,324	$1,736,324
Trade accounts payable	2,641,501	3,327,108
Accrued liabilities	1,769,751	581,214
Deposits held for sales of broadcast licenses	219,013	223,224
Deferred revenue	279,011	680,961
Current portion of program broadcast obligations	1,358,286	1,335,170
Current portion of deferred barter revenue	4,488,892	3,718,141
Current portion of notes payable	826,241	1,443,382
Current portion of capital lease obligations	27,324	36,511

Total current liabilities	12,846,343	13,082,035

Non-current liabilities
Notes payable, net of current portion	55,577,167	50,597,258
Capital lease obligations, net of current portion	7,026	(12,421)
Program broadcast obligations, net of current portion	1,201,237	1,935,290
Due to affiliates	773,805	—
Deferred barter revenue, net of current portion	3,185,982	3,202,018
Security and other deposits	10,934,101	1,365,551
Other liabilities	—	—

Total non-current liabilities	71,679,319	57,087,696

Stockholders’ equity
Common stock — class A	150,811	150,811
Common stock — class B	16,163	16,163
Preferred stock — series A	39,916	39,916
Additional paid-in capital	108,377,515	108,359,065
Accumulated Deficit	(68,479,301)	(45,886,217)

	40,105,104	62,679,738
Treasury stock, at cost	(9,666,705)	(5,632,232)

Total stockholders’ equity	30,438,399	57,047,506

Total liabilities and stockholders’ equity	$114,964,061	$127,217,237

Equity Broadcasting Corporation and Subsidiaries
Consolidated Statements of Operations
For the Nine Month Periods Ended September 30, 2006 and 2005

	2006	2005

	(Unaudited)
Broadcast Revenue	$23,075,959	$19,932,954

Operating Expenses
Program, production & promotion	4,271,578	3,616,936
Selling, general & administrative	23,881,257	22,445,034
Amortization	97,599	52,971
Depreciation	2,388,796	2,417,324
Rent	1,590,836	1,505,794

Total operating expenses	32,230,066	30,038,059

Loss from operations	(9,154,107)	(10,105,104)

Other income (expense)
Interest Income	44,719	58,766
Interest Expense	(5,700,827)	(3,540,824)
Gain on sale of assets	409,683	8,212,672
Other income, net	822,798	1,539,377
Losses from affiliates and joint ventures	(479,854)	(346,809)

Total other income (expense)	(4,903,481)	5,923,182

Loss before income taxes	(14,057,588)	(4,181,922)
Income taxes	—	—

Net loss	$(14,057,588)	$(4,181,922)

Equity Broadcasting Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the Nine Month Periods Ended September 30, 2006 and 2005

	2006	2005

Cash flows from operating activities
Net income (loss)	$(14,057,588)	$(4,181,911)
Adjustment to reconcile net income to net cash provided (used) by operating activities:
Provision for bad debts	377,941	188,481
Depreciation	2,388,796	2,417,324
Amortization of Intangibles	97,599	52,971
Amortization of program broadcast rights	4,362,862	3,709,563
Equity in (gains) losses of subsidiaries and joint ventures	479,854	346,809
(Gain) loss on sale of equipment	(28,523)	(11,708)
(Gain) loss on sale of intangibles	(381,160)	(8,210,113)
Changes in operating assets and liabilities:
Trade accounts receivable	(1,093,521)	(738,144)
Deposits and other assets	197,338	(605,876)
Accounts payable and accrued expenses	809,252	(227,243)
Program broadcast rights	(4,790,193)	(8,213,766)
Program broadcast obligations	(683,918)	1,677,027
Deferred barter revenue	1,117,584	—
Security Deposits	—	—
Deposits Held Pending Sale	10,625,955	704,303
Deferred income	—	2,766,454
Other liabilities	5,000	(3,097)

Net cash used by operating activities	(572,723)	(10,328,926)

Cash flows from investing activities
Purchases of property and equipment	(1,935,252)	(2,217,707)
Proceeds from sale of property and equipment	92,250	21,575
Proceeds from sale of intangibles	157,082	30,000
Proceeds from sale of broadcast stations	3,060,121	5,350,602
Acquisition of broadcast assets	(234,622)	(1,041,605)
Purchase of certificate of deposit	(2,837)	(2,275)
Purchase of other intangible assets	(4,565)	(8,596)
Net advances to affiliates	(157,933)	(121,795)

Net cash provided (used) by investing activities	974,245	2,010,199

Cash flows from financing activities
Proceeds from notes payable	18,122,376	14,158,239
Payments of notes payable	(19,976,235)	(6,202,042)
Payments of capital lease obligations	(21,839)	(75,097)

Net cash provided (used) by financing activities	(1,875,698)	7,881,100

Net decrease in cash and cash equivalents	(1,474,176)	(437,627)
Cash and cash equivalents at beginning of period	2,254,236	1,219,680

Cash and cash equivalents at end of period	$780,060	782,053

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$5,206,656	$3,442,097
Supplemental disclosures of noncash activities:
Exchange of a full power television license in St. Louis, MO for three class A low power television licenses located in Atlanta, Seattle and Minneapolis	$—	$14,747,000

Equity Broadcasting Corporation and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2006

1.	Basis of Presentation
      The accompanying unaudited financial information furnished herein of Equity Broadcasting Corporation and subsidiaries (“EBC”) have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the instructions provided in Article 10 of Regulation S-X and, according to management of EBC, reflects all adjustments which are necessary to state fairly the consolidated financial position, results of operations and cash flows of EBC and its consolidated subsidiaries as of and for the periods indicated. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the nine month period ending September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.
      For further information, refer to the consolidated financial statements and footnotes thereto included in this filing for the year ended December 31, 2005.

2.	Summary of Significant Accounting Policies
      The significant accounting used in preparation of the consolidated financial statements are disclosed in the footnotes accompanying the consolidated financial statements as of and for the year ended December 31, 2005, and included elsewhere in this filing. Additional significant accounting policies for 2006 are discussed below.

Stock-based Compensation
      On January 1, 2006, EBC adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R (Revised), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation for all stock-based awards made to employees, including stock options and restricted stock rights, based on estimated fair values. SFAS 123(R) supersedes previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) for periods beginning in 2006.
      Prior to 2006, EBC used the “minimum-value” method to value all share based compensation. Accordingly, and because EBC is a non-public company, EBC shall apply SFAS No. 123(R) prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date, January 1, 2006. EBC shall continue to account for any portion of awards outstanding at the date of the initial application, or January 1, 2006, using the accounting principles originally applied to those awards. Accordingly, the adoption of SFAS No. 123(R) has had no impact on the consolidated results of operations and net income (loss) per share for the nine-month period ended September 30, 2006, with respect to any awards outstanding as of the date of adoption. Any awards occurring on January 1, 2006, or subsequent will be accounted for per the terms and conditions as set forth in SFAS No. 123(R). As of September 30, 2006, no awards of share-based compensation had occurred since the date of adoption.
      As of September 30, 2006, there was $0 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under EBC’s stock option plans.

3.	Recent Accounting Pronouncements
      In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes” which clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation gives guidance on the

Equity Broadcasting Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
September 30, 2006
derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. EBC has not yet determined the impact of the adoption of FIN 48 on its consolidated financial statements. However, it does not expect it to have a material impact on the consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for EBC. EBC is still in the process of evaluating the requirements of SFAS 157 and has not yet determined the impact, if any, on its consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, (“SFAS 158”). SFAS 158 requires recognition of the overfunded or underfunded status of a benefit postretirement plan in the statement of financial position, as well as recognition of changes in that funded status through comprehensive income in the year in which they occur. SFAS 158 also requires a change in the measurement of a plan’s assets and benefit obligations as of the end date of the employer’s fiscal year. SFAS 158 is effective for the fiscal years ending after December 31, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. As EBC has never had any defined benefit plans or unfunded liabilities, the adoption of this standard is not expected to have any impact on its consolidated financial statements.
      In September 2006, the SEC issued Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. EBC does not expect the adoption of SAB 108 to have a material impact on its consolidated financial statements.

4.	Dispositions
      In May 2006, EBC received $1.0 million from the sale of two low power television stations located in Boise and Pocatello, ID. In addition, EBC received $1.9 million from the sale WBMM, a station located in Montgomery, AL in July 2006. In May 2006, EBC sold their station in Casper, WY, KTWO. EBC had received the majority of the sales price, or $1.0 million, prior to 2006, which had been accounted for as a liability until closing occurred.
      In May 2006, EBC sold K43IM, a low power television station located in Searcy, AR for $125,000.

5.	Asset Purchase Agreements
      In March 2006, EBC entered into an Asset Purchase Agreement with National Minority T.V., Inc. to acquire K38FN-LP in Waco, TX for $390,000 pending FCC approval of the transaction. As of November 27, 2006, the closing had not occurred.
      In March 2006, EBC entered into an Asset Purchase Agreement with Gerald Benevides, an individual, to acquire K35DI-LP in Sommerville, TX for $370,000 pending FCC approval of the transaction. The purchase closed on November 6, 2006.

Equity Broadcasting Corporation and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
September 30, 2006
      In April, 2006, EBC entered into an Asset Purchase Agreement with South Central Communications Corporation to acquire WGAP-LP in Nashville, TN for $525,000 pending FCC approval of the transaction. The purchase closed on November 13, 2006.
      In April 2006, EBC entered into an Asset Purchase Agreement with United Television Partners, LLC to acquire W39BZ-LP in Jacksonville, FL for $800,000, of which $450,000 will be paid in cash and the balance of $350,000 paid in equal installments over a 24 month period. As of November 27, 2006, the closing had not occurred.
      In April 2006, EBC entered into an Asset Purchase Agreement with P&P Cable Holdings, LLC to acquire WUHQ-LP in Grand Rapids, MI for $350,000. The purchase closed on November 6, 2006.
      In July 2006, EBC entered into an Asset Purchase Agreement with Sandra Powley, an individual, to acquire WBLU-LP in Lexington, KY for $500,000 pending FCC approval of the transaction. As of November 27, 2006, the closing had not occurred.
      On September 22, 2006, EBC entered into a second amendment to Asset Purchase Agreement dated December 7, 2005 with Fisher Communications, Inc. (“Fisher”) and entities owned or controlled by Fisher. The amendment provided, among other things, that Fisher paid an additional $6 million non-refundable fee in consideration for deferring the consummation of the sale of two television stations in Oregon to November 1, 2006, to be applied towards the purchase price of $19.3 million. The disposition subsequently occurred on November 1, 2006.

6.	Senior Credit Facility
      On March 31, 2006, EBC expanded it’s Senior Credit Facility with the addition of the Term Loan C Commitment for $6 million. The loan was funded on that date. The senior credit facility, including the Term Loan A, Term Loan C and the Revolver, is collateralized by substantially all of the assets, including real estate, of EBC and its subsidiaries. In addition, most of EBC’s subsidiaries are joint and several guarantors of the obligations and EBC’s ownership interests in its subsidiaries are pledged to collateralize the obligations. The Term Loan C Commitment bears interest at a variable rate similar to the other components of the facility, plus a factor ranging from 0.5% to 2.0% starting June 1, 2006, based on whether or not the Term C loan is still outstanding. The Term C Loan was repaid on September 22, 2006.

7.	Subsequent Events
      On November 1, 2006, EBC completed the sale of KPOU, a television station in Portland, OR, to Fisher Communications, for $19.3 million.
      On November 6, 2006, EBC completed the purchase of K35DI-LP, a television station in Sommerville, TX, which is in the Waco, TX market place, for $370,000.
      On November 6, 2006, EBC completed the purchase of WUHQ-LP, a television station in Grand Rapids, MI for $350,000.
      On November 13, 2006, EBC completed the purchase of WGAP-LP, a television station in Nashville, TN, for $525,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors
Equity Broadcasting Corporation
and Subsidiaries
Little Rock, Arkansas
      We have audited the accompanying consolidated balance sheets of Equity Broadcasting Corporation and Subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Broadcasting Corporation and Subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Frost

Independent Registered Public Accounting
Little Rock, Arkansas
March 31, 2006
(except for Note 18, as to
which the date is April 10, 2006)

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2005 and 2004

	2005	2004

ASSETS
Current assets
Cash and cash equivalents	$2,254,236	$1,219,680
Certificate of deposit	104,011	150,748
Trade accounts receivable, less allowance for uncollectible accounts of $256,340 and $222,172 in 2005 and 2004, respectively	3,233,159	3,868,799
Notes receivable	735,885	493,443
Program broadcast rights	5,054,120	3,852,424
Assets held for sale	8,660,400	17,671,755
Other current assets	550,115	318,114

Total current assets	20,591,926	27,574,963

Property and equipment
Land and land improvements	2,302,531	2,713,172
Buildings	2,880,461	2,670,608
Broadcast equipment	23,921,197	23,367,334
Transportation equipment	310,693	280,693
Furniture and fixtures	2,973,342	2,484,797
Construction in progress	126,809	2,506,276
	32,515,033	34,022,880
Accumulated depreciation	(10,636,912)	(7,787,547)

Net property and equipment	21,878,121	26,235,333

Intangible assets
Indefinite-lived, net
Broadcasting licenses	66,336,191	52,900,561
Goodwill	2,532,947	5,226,566

Total indefinite-lived, net	68,869,138	58,127,127

Other assets
Due from affiliates	—	89,948
Notes receivable	497,370	633,973
Broadcasting construction permits	1,044,808	1,823,368
Broadcasting station acquisition rights pursuant to assignment agreements	68,942	708,613
Program broadcast rights	4,888,108	1,952,726
Investment in joint ventures	1,285,164	979,439
Deposits and other assets	1,035,051	459,583

Total other assets	8,819,443	6,647,650

Total assets	$120,158,628	$118,585,073

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET — (Continued)
December 31, 2005 and 2004

	2005	2004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Lines of credit	$1,736,324	$1,734,324
Trade accounts payable	2,335,331	3,445,530
Accrued liabilities	1,266,276	674,503
Deposits held for sale of broadcasting licenses	226,224	226,224
Deferred revenue	279,011	680,961
Current portion of program broadcast obligations	1,672,740	921,473
Current portion of deferred barter revenue	3,944,439	3,029,609
Current portion of notes payable	1,549,201	1,995,282
Current portion of capital lease obligations	27,324	92,131

Total current liabilities	13,036,870	12,800,037

Non-current liabilities
Notes payable, net of current portion	56,214,461	42,048,032
Capital lease obligations, net of current portion	22,864	50,186
Program broadcast obligations, net of current portion	1,570,701	671,960
Deferred barter revenue, net of current portion	2,612,851	1,124,096
Due to affiliates	931,739	—
Security and other deposits	1,273,165	658,248
Other liabilities	—	3,097

Total non-current liabilities	62,625,781	44,555,619

Commitments and contingencies (see Note 14)
Stockholders’ equity
Common stock — Class A, $.01 par value; authorized 30 million shares, 15,081,080 shares issued in 2005 and 2004, and 13,102,003 and 13,199,503 shares outstanding in 2005 and 2004, respectively	150,811	150,811
Common stock — Class B, $0.01 par value; authorized 2 million shares, 1,616,300 shares issued and 1,349,633 shares outstanding in 2005 and 2004	16,163	16,163
Common stock — Class C, $0.01 par value; authorized 10 million shares, no issued and outstanding shares	—	—
Preferred stock — Convertible, $0.01 par value; authorized 4 million shares, issued and outstanding 3,991,625 shares	39,916	39,916
Additional paid-in capital	108,377,515	108,359,064
Accumulated deficit	(54,421,723)	(41,704,305)
Treasury stock, at cost — 2,245,744 and 2,148,244 shares at December 31, 2005 and 2004, respectively	(9,666,705)	(5,632,232)

Total stockholders’ equity	44,495,977	61,229,417

Total liabilities and stockholders’ equity	$120,158,628	$118,585,073

The accompanying notes are integral part of these consolidated financial statements.

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Broadcast revenue	$27,470,923	$22,401,856	$19,617,389

Operating expenses
Program, production and promotion	5,018,422	3,902,991	3,394,857
Selling, general and administrative	31,029,653	28,336,362	22,267,380
Impairment charge on assets held for sale	1,688,721	—	—
Amortization	105,283	89,717	59,709
Depreciation	3,547,140	2,990,449	2,477,610
Rent	1,937,468	1,701,449	1,355,948

Total operating expenses	43,326,687	37,020,968	29,555,504

Loss from operations	(15,855,764)	(14,619,112)	(9,938,115)

Other income (expense)
Interest income	147,947	19,145	23,585
Interest expense	(5,232,807)	(3,207,722)	(1,645,985)
Gain on sale of assets	7,676,468	11,281,965	3,075,598
Other income, net	1,109,907	760,226	502,341
Losses from affiliates and joint ventures	(563,169)	(296,955)	(44,941)

Total other income (expense)	3,138,346	8,556,659	1,910,598

Loss before income taxes	(12,717,418)	(6,062,453)	(8,027,517)
Income taxes	—	—	—

Net loss	$(12,717,418)	$(6,062,453)	$(8,027,517)

The accompanying notes are integral part of these consolidated financial statements.

EQUITY BROADCASTING CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2005, 2004 and 2003

	Class A	Class B	Series A	Additional			Total
	Common	Common	Preferred	Paid-In	Accumulated	Treasury	Stockholders’
	Stock	Stock	Stock	Capital	Deficit	Stock	Equity

Balance — December 31, 2002	$150,811	$13,496	$39,916	$94,427,630	$(27,614,335)	$(6,602,299)	$60,415,219
Net loss	—	—	—	—	(8,027,517)	—	(8,027,517)
Issuance of 11,000 shares of Class A treasury stock at $7.50 per share, less issuance costs	—	—	—	58,298	—	24,200	82,498
Issuance of 71,000 shares of Class A treasury stock for acquisitions	—	—	—	523,800	—	156,200	680,000
Repurchase of 36,666 shares of Class A common stock	—	—	—	—	—	(275,000)	(275,000)

Balance — December 31, 2003	150,811	13,496	39,916	95,009,728	(35,641,852)	(6,696,899)	52,875,200
Net loss	—	—	—	—	(6,062,453)	—	(6,062,453)
Issuance of 266,667 shares of Class B common stock at $7.50 per share	—	2,667	—	1,997,333	—	—	2,000,000
Issuance of 1,466,667 shares of Class A treasury stock at $10.00 per share for acquisitions	—	—	—	11,352,003	—	3,314,667	14,666,670
Repurchase of 266,667 shares of Class B common stock, at cost	—	—	—	—	—	(2,000,000)	(2,000,000)
Repurchase of 33,334 shares of Class A common stock, at cost	—	—	—	—	—	(250,000)	(250,000)

Balance — December 31, 2004	150,811	16,163	39,916	108,359,064	(41,704,305)	(5,632,232)	61,229,417
Net loss	—	—	—	—	(12,717,418)	—	(12,717,418)
Repurchase of 100,000 shares of Class A common stock, at cost	—	—	—	—	—	(4,041,023)	(4,041,023)
Issuance of 2,500 shares of Class A treasury stock at $10 per share for acquisitions	—	—	—	18,451	—	6,550	25,001

Balance — December 31, 2005	$150,811	$16,163	$39,916	$108,377,515	$(54,421,723)	$(9,666,705)	$44,495,977

The accompanying notes are integral part of these consolidated financial statements.

EQUITY BROADCASTING CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Cash flows from operating activities
Net loss	$(12,717,418)	$(6,062,453)	$(8,027,517)
Adjustments to reconcile net loss to net cash used by operating activities
Provision for bad debts	419,457	292,672	228,837
Depreciation	3,547,140	2,990,449	2,477,610
Amortization of intangibles	105,283	89,717	59,709
Amortization of program broadcast rights	5,145,937	3,867,943	2,766,988
Amortization of discounts on interest-free debt	—	45,026	71,498
Equity in losses of joint ventures	563,169	296,955	44,941
(Gain) loss on sale of equipment	533,643	1,006	(1,048)
Gain on sale of intangibles	(8,210,113)	(11,685,220)	(3,074,549)
Impairment of intangibles	1,688,721	—	—
Loss on sale of investments	—	402,250	—
Changes in operating assets and liabilities
Trade accounts receivable	(34,077)	(1,404,074)	(158,581)
Deposits and other assets	(530,119)	176,423	(487,380)
Trade accounts payable and accrued expenses	(533,958)	413,902	515,434
Program broadcast rights	(9,283,015)	(6,487,230)	(3,455,601)
Program broadcast obligations	1,650,008	1,033,488	(326,044)
Deferred revenue	2,001,635	1,837,838	1,094,347
Deposits held pending sale	—	(20)	212,500
Other liabilities	(3,097)	—	—

Net cash used by operating activities	(15,656,804)	(14,191,328)	(8,058,856)

Cash flows from investing activities
Purchases of property and equipment	(2,389,175)	(9,179,141)	(6,728,314)
Proceeds from sale of property and equipment	350,956	201,500	4,036
Proceeds from collection on notes receivable	10,434	—	30,439
Proceeds from sale of intangible assets	30,000	—	242,462
Proceeds from sale of broadcast stations	5,965,517	16,995,142	7,952,101
Proceeds from sale of investments	—	12,250	—
Acquisition of broadcast assets	(1,046,386)	(8,420,751)	(5,335,165)
(Purchase) maturities of certificate of deposit	46,737	(150,748)	—
Purchase of other intangible assets	(55,612)	(1,253,417)	(110,477)
Investments in joint ventures	—	(500,000)	—
Disposal of majority interest in subsidiary	—	(18,775)	—
Net repayments from (advances to) affiliates	148,671	(140,636)	(454,538)

Net cash provided (used) by investing activities	3,061,142	(2,454,576)	(4,399,456)

EQUITY BROADCASTING CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW — (Continued)
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Cash flows from financing activities
Proceeds from notes payable	$21,682,531	$60,688,993	$30,049,850
Payments of notes payable	(7,960,584)	(45,252,714)	(20,440,114)
Payments of capital lease obligations	(91,729)	(90,990)	(199,155)
Sale of treasury stock	—	—	82,498
Purchase of common stock	—	(2,250,000)	(275,000)
Issuance of common stock	—	2,000,000	—

Net cash provided by financing activities	13,630,218	15,095,289	9,218,079

Net increase (decrease) in cash and cash equivalents	1,034,556	(1,550,615)	(3,240,233)
Cash and cash equivalents — beginning of year	1,219,680	2,770,295	6,010,528

Cash and cash equivalents — end of year	$2,254,236	$1,219,680	$2,770,295

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$5,194,140	$3,426,551	$2,209,914
Supplemental disclosures of non-cash activities
Issuance of stock as consideration for the purchase of stations	$25,000	$14,666,670	$380,000
Receipt of treasury stock in asset exchange	4,041,023	—	—
Exchange of a full power television license in St. Louis, MO for three class A low power television licenses located in Atlanta, Seattle and Minneapolis	14,747,000	—	—
Notes receivable assumed in the sale of two subsidiaries	—	1,102,407	—
Acquisition of assets under capital lease obligations	—	65,000	—
Exchange of a low power television license in Birmingham, Alabama for a low power television license in Kansas City, MO	—	100,381	—
Exchange of a full power television license in Marianna, Florida for multiple low power television licenses	—	—	4,225,528
The accompanying notes are integral part of these consolidated financial statements.

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2005, 2004, and 2003

1.	Organization and Basis of Presentation
      Equity Broadcasting Corporation and Subsidiaries (the “Company”) is a corporation organized in 1997 under the law of Arkansas and headquartered in Little Rock, Arkansas. The Company owns and operates television stations across the United States. As of December 31, 2005, the Company owned 26 full power/network television stations, and more than 60 low power television stations. The Company also owns a minority interest in a sports franchise and a software company both located in Little Rock. Included in the accompanying consolidated financial statements are the results of operations of a radio station operated by the Company pursuant to a local marketing agreement (“LMA”).
      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated.

2.	Summary of Significant Accounting Policies
      a. Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
      b. Cash equivalents — The Company considers all cash, money market balances and highly liquid instruments with an original maturity date of three months or less to be cash equivalents.
      c. Revenue recognition — The Company’s primary source of revenue is the sale of television time to advertisers. Revenue is recorded when the advertisements are broadcast. Deferred revenue consists of monies received for advertisements not yet broadcast. The revenues realized from barter arrangements are recorded as the programs are aired and at the estimated fair value of the advertising airtime given in exchange for the program rights. Additional broadcast revenue includes uplink services to other media companies under contractual arrangements in which revenues are recognized as services are provided pursuant to the respective agreement.
      The revenue recorded from these uplink services, as provided to other media companies through the Company’s wholly owned subsidiary, C.A.S.H. Services, Inc. (“C.A.S.H.”), typically consists of one or more of the following component aspects provided by C.A.S.H. including, but not limited to, access to the Company’s available satellite bandwidth, master control services, access to the Company’s traffic software and services provided by the Company’s traffic personnel. All of these component aspects of the agreement, however, are delivered simultaneously to provide the service of uplinking the client’s television signal. The revenue, as defined in each agreement, is recognized as the collective service is provided, which is when the uplink service occurs, which is typically non-stop, twenty-four hours a day as long as the agreement is in force. Once the service is provided, the Company has no further post-delivery obligation. Each individual agreement is negotiated regarding the components of the uplink service to be provided based upon the cost of those components and the needs of the client. Additionally, the Company will on occasion charge a “start-up” fee to new C.A.S.H. clients. This revenue is recognized ratably over the term of the respective agreements. Until September, 2005, the Company provided broadcast based services to various third parties, consisting of the production and delivery, via satellite, of local news shows. Broadcast revenue from those services was recognized as the shows were aired, or as uplink services were provided. No such services were provided to third-parties in 2006, due to the fact that the Company fully utilized its news production and delivery capacity for internal purposes and, as such, no revenue was recorded in 2006.
      d. Accounts receivable — Accounts receivable are recorded at the amounts billed to customers and do not bear interest. The Company reviews customer accounts on a periodic basis and records a reserve for

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
specific amounts that management feels may not be collected. Management deems accounts receivable to be past due based on contractual terms. Amounts are written off at the point when collection attempts have been exhausted. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While management believes the Company’s processes effectively address its exposure to doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustment to any allowance recorded by the Company.
      e. Program broadcast rights and obligations — Program rights represent costs incurred for the right to broadcast certain features and syndicated television programs. Program rights are stated at the lower of unamortized cost or estimated realizable value. The cost of such program rights and the corresponding liability are recorded when the initial program becomes available to broadcast under the contract. Generally, program rights are amortized over the life of the contract on a per broadcast usage basis. The portion of the cost estimated to be amortized within one year and after one year, is reflected in the consolidated balance sheets as current and non-current assets, respectively. The gross payments under these contracts that are due within one year and after one year are similarly classified as current and non-current liabilities.
      Certain program contracts provide that the Company may exchange advertising airtime in lieu of cash payments for the rights to broadcast certain television programs. The average estimated fair value of the advertising time available in each contract program is recorded as both a program right, an asset, and, correspondingly, as deferred barter revenue, a liability. The current and non-current portion of each are determined as noted above. As the programs are aired and advertising time used, both program rights and unearned revenue are amortized, correspondingly, based on a per usage basis of the available commercial time, to both program expense and broadcast revenue.
      f. Barter and trade transactions — Revenue and expenses associated with barter agreements in which broadcast time is exchanged for programming rights are recorded at the estimated average rate of the airtime exchanged. Trade transactions, which represent the exchange of advertising time for goods or services, are recorded at the estimated fair value of the products or services received. Barter and trade revenue is recognized when advertisements are broadcast. Merchandise or services received from airtime trade sales are charged to expense or capitalized and expensed when used. Barter revenues and expenses were approximately $4,000,000 for 2005 and $3,175,000 for 2004. Trade revenues and expenses were approximately $3,380,000 for 2005 and $2,840,000 for 2004.
      g. Property and equipment — Purchases of property and equipment, including additions and improvements and expenditures for repairs and maintenance that significantly add to productivity or extend the economic lives of assets, are capitalized at cost. Property and equipment includes assets recorded under capital lease obligations. Capital lease amortization expense is included in depreciation expense on the accompanying consolidated statements of operations.
      Depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	7-20 years
Broadcast equipment	5-10 years
Transportation equipment	5 years
Furniture and fixtures	5-10 years
      h. Intangible assets and goodwill — The Company classifies intangible assets as either finite-lived or indefinite-lived. Indefinite-lived intangibles consist of Federal Communications Commission (“FCC”)

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
broadcasting licenses and goodwill which are not subject to amortization, but are tested for impairment at least annually.
      At least annually, the Company performs an impairment test for indefinite-lived intangibles and goodwill using various valuation methods to determine the asset’s fair value. Certain assumptions are used in determining the fair value, including assumptions about the Company’s businesses. Additionally, the fair values are significantly impacted by macro-economic factors including market multiples and long-term interest rates that exist at the time the impairment analysis is performed.
      i. Purchase price accounting — The Company determines the fair value of assets acquired in accordance with SFAS No. 141 “Business Combinations,” with fair values assigned to equipment and fixed assets based on independent third party appraisals when material, to identifiable intangibles such as broadcasting licenses or permits, and finally to goodwill. Externally, acquisitions involve insignificant amounts of equipment and other fixed assets due to the nature of the Company’s ability to provide many broadcast capabilities on a centralized basis.
      j. Broadcasting construction permits — Broadcasting construction permits represent permits granted by the FCC, that the Company owns or to which the Company has rights. The individual stations associated with these permits are in various stages of development at December 31, 2005 and 2004. The Company reclassifies these permits to broadcasting licenses once they are granted an operating license by the FCC.
      k. Security and other deposits — Security and other deposits represent purchase options that have been received from potential buyers of television broadcasting licenses and any related operating assets for which the events required for transferring the broadcasting licenses have not yet been met. These events may include approval from either the FCC or other parties that hold an interest in the broadcasting licenses.
      l. Assets held for sale — Assets held for sale represent fixed assets and intangible assets, including FCC licenses and goodwill of television stations, which have been acquired and that management intends to divest during the next twelve months at amounts equal to or exceeding the asset carrying values at December 31, 2005 and 2004.
      m. Local marketing agreements — The Company occasionally enters into local marketing agreements (“LMAs”) with stations located in markets in which the Company already owns and operates a station and in connection with acquisitions pending regulatory approval of FCC license transfer. Under the terms of these agreements, the Company makes specified periodic payments to the owner-operator in exchange for the right to program and sell advertising on a specified portion of the station’s inventory of broadcast time. Conversely, the Company will sometimes enter into LMAs for stations it owns and has a desire to sell or otherwise dispose of. The terms of these agreements are similar in that, the Company receives specified periodic payments in exchange for the right by another party to program and sell advertising on the specified station’s inventory of broadcast time. The Company’s consolidated financial statements at December 31, 2005, 2004 and 2003 reflect the operating results and certain assets and liabilities associated with both of these types of agreements.
      n. Advertising expenses — Advertising expenses are charged to operations in the period incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003, including advertising expenses associated with barter transactions, were approximately $352,000, $357,000 and $375,000, respectively.
      o. Impairment of long-lived assets — The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicated that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to fair value, which is determined using quoted market prices or estimates based on the best information available using valuation techniques. Management has obtained an

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
appraisal of all stations and operations which it updates on a regular basis upon which it bases its estimate of fair value.
      p. Impairment of goodwill and intangible assets — The Company periodically reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. Statement of Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and certain intangible assets be assessed annually for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit, generally the Company’s operating segments, are determined using various valuation techniques. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting units goodwill with the carrying amount of that goodwill. If the carrying amount of that reporting units goodwill exceeds the implied fair value of that goodwill, an impairment charge is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Based on management’s analysis at December 31, 2005, there was one asset group in which indefinite lived intangible assets were determined to be impaired. This impairment resulted from the Company entering into a purchase agreement to sell WBMM in Montgomery for an amount less than the carrying value of the associated assets. The impairment charge was determined to be associated with the indefinite-lived intangible asset. See further discussion at Note 5.a.
      q. Income taxes — The asset and liability method is used in accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered or settled. The Company’s income tax provision consists of taxes currently payable, if any, and the change during the year of deferred tax assets and liabilities.
      r. Fair value of financial instruments — The book values of cash, trade accounts receivable, accounts payable and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company’s long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company’s fair value of long-term debt was not significantly different from the stated value at December 31, 2005 and 2004.
      s. Reclassifications — Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2005 presentation.

3.	Acquisitions and Dispositions
      The Company’s significant transactions for the year ended December 31, 2005 were as follows:

On January 3, 2005, the Company acquired one Class A and two low power television stations located in Southwest Florida for $900,000. Of the purchase price, $800,000 was paid in 2004. The balance was paid in 2005. The Asset Purchase Agreement had been entered into on July 8, 2004, subject to FCC approval.

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

On April 2, 2005, the Company agreed to be bound by an Investment and Membership Interest Purchase Agreement (the “Agreement”) entered into between Spinner Network Systems, LLC (“SNS”) and Spinner Investment Partners, LLC (“SIP”). Subsequent to the Agreement the Company and other members of SNS entered into an Amended and Restated Operating Agreement of SNS, whereby the Company converted its ownership of SNS into Class B Units representing a 20% ownership of the capital of SNS. In addition, the Company holds approximately an additional 13% interest through its membership in SIP’s Class A Units. Through the Agreement SIP has subscribed for up to $1,550,000 of class A Units representing up to a 65% ownership of SNS. Through private offerings SIP has raised $1,370,000 towards that goal.

On May 25, 2005, the Company acquired a group of low power television licenses and construction permits located in Vermont and the surrounding area for $825,000. The Company paid $800,000 in cash towards the purchase price. In addition, the Company issued 2,500 shares of Class A common stock to the seller. The shares were issued out of shares held in treasury. The asset purchase agreement had been entered into on February 5, 2003, subject to FCC approval.

On May 13, 2005, the Company sold a low power television station located in south central California for $30,000.

On June 24, 2005, the Company sold a full power television station and a low power television station both located in the St. Louis, Missouri area for $10,000,000 in cash. The Company received $5,000,000 in 2004 and the balance in 2005. In addition to the cash, the Company received from the buyer three Class A low power television stations located in Atlanta, Seattle and Minneapolis.

On August 1, 2005, the Company purchased a low power television station in Amarillo Texas for $201,000 cash.

On September 1, 2005, the Company entered into a binding letter agreement to exchange certain assets located in Davenport Iowa and other consideration for 100,000 shares of Equity Broadcasting Corporation class A common stock. The assets included both tangible and intangible assets, such as equipment, furniture, vehicles, the Independent News Network, Inc. (“INN”) name and trademark and various contracts. Coincidental with the agreement the Company moved the production of its Spanish language newscasts from the facilities in Davenport to the corporate headquarters in Little Rock, Arkansas. Various on-air and production personnel relocated from Davenport to Little Rock. As a result of this transaction, approximately $2,700,000 in goodwill was disposed of in the non-cash exchange while $200,000 was retained on the Company’s books.

On November 23, 2005, the Company entered into an Asset Purchase Agreement to sell a full power television station in Montgomery, Alabama, for $2,000,000 cash. The buyer paid $200,000 of the cash price at the date the agreement was entered into. The funds were paid to an independent escrow agent and are to be released to the Company at closing. As of December 31, 2005, this transaction had not closed pending FCC approval.

On December 7, 2005, the Company entered into an Asset Purchase Agreement to sell one full power and three low power television stations for $20,300,000 cash. The buyer paid $1,000,000 of the cash price at the date the agreement was entered into. The funds were paid to an independent escrow agent and are to be released at closing according to the agreement. As of December 31, 2005, this transaction had not closed pending FCC approval.
      The Company’s significant transactions for the year ended December 31, 2004 were as follows:

On January 1, 2004, the Company acquired the assets of INN. The purchase price of $4 million consisted of $3 million in cash and 100,000 shares of Class A common stock of the Company. The fair

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

market value of the assets acquired amounted to approximately $1,104,000 resulting in approximately $2,896,000 in goodwill being recorded on the transaction.

On March 2, 2004, the Company entered into an agreement with Daystar Television Network (“Daystar”) to sell a full power television station in the St. Louis market. According to the agreement, Daystar was to pay $10 million in cash and transfer to the Company the licenses for three low power television stations located in Atlanta, Seattle and Minneapolis. The agreement called for a $5 million payment to be made the day the agreement was signed and the remaining $5 million and the transfer of the three stations upon closing. The agreement also called for both an Asset Purchase Agreement and a Time Brokerage Agreement to be executed not later than March 20, 2004. As of December 31, 2004, neither document had been executed. Accordingly, the Company deemed the buyer to be in default and, per the agreement, recognized the $5 million as liquidated damages in 2004.

On April 13, 2004, the Company entered into an “Organization and Capitalization Agreement” with Spinner Network Systems, LLC (“Spinner”). The agreement addresses several organizational and operational matters, including calling for the Company and Spinner to use their respective best efforts to raise an additional $3 million through a private offering to continue to fund the operations and capital needs of Spinner, and calls for additional advances by the Company, or other designated parties, of $500,000 if necessary to fund the operations of Spinner in the interim. As of December 31, 2004, no private offering had been entered into.

On May 10, 2004, the Company finalized the purchase of a full power television station in Panama City, Florida for $1.2 million. The Purchase Agreement had been entered into in December of 2003 subject to FCC approval.

On July 8, 2004, the Company entered into an Asset Purchase Agreement to acquire three Class A low power television stations all located in southwest Florida for $900,000. Prior to December 31, 2004, the Company had paid $800,000 towards the purchase price. As of December 31, 2004, the closing of this transaction was pending FCC approval.

On August 14, 2004, the Company entered into an Asset Purchase Agreement to sell a full power television station in Casper, Wyoming, for $1.2 million cash and the assumption of certain debt not to exceed $500,000. The buyer paid $250,000 of the cash price at the date the agreement was entered into. The remaining cash balance of $950,000 is due at closing. However, if closing does not occur, prepayments of $350,000, $350,000 and $250,000 are due in August, 2004, February, 2005 and August, 2005, respectively. As of December 31, 2004, this transaction had not closed, and $600,000 in cash had been received from the buyer.

On August 16, 2004, the Company purchased a construction permit to build a low power television station in Cheyenne, Wyoming for $10,500 cash.

On August 30, 2004, the Company purchased a construction permit to build a low power television station in Port St. Lucie, Florida for $100,000 cash.

On September 30, 2004, the Company sold a full power television station located in central Oklahoma for $11,375,000 in cash and a $758,157 note receivable at 10% interest due over five years.

On September 30, 2004, the Company acquired three full power television stations located in Buffalo, New York; Syracuse, New York and Cedar Rapids, Iowa for $10 million. The Company paid $5 million in cash towards the purchase price. In addition, the Company issued 500,000 shares of Class A common stock to the seller. The shares were issued out of shares held in treasury.

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

On October 14, 2004, the Company sold a 49% interest in Arkansas Twisters, Inc. (the “Twisters”) for $343,000. The Company received 12,250 in cash and a $330,750 note receivable, bearing interest at an annual rate of 7% and due in 2005.

On October 14, 2004, the Company finalized the purchase of a full power television station in Springfield, Missouri for $8,666,670 by issuing 866,667 shares of Class A common stock to the seller. The Asset Purchase Agreement had been entered into in August, 2003, subject to FCC approval.

On November 1, 2004, the Company purchased a low power television station in Northwest Arkansas for $50,000 cash.

On November 6, 2004, the Company acquired two low power television stations for $2.5 million in cash. The stations are located in the Detroit, Michigan and Minneapolis, Minnesota markets.

On December 1, 2004, the Company sold an additional 2% ownership interest in the Twisters for a note receivable from the buyer in the amount of $13,500. The note bears interest at an annual rate of 7% and is due in 2005.

On December 17, 2004, the Company finalized the purchase of eight construction permits to build low power television stations in various Idaho, Oklahoma, Texas and Utah markets for $157,000 in cash.

On December 21, 2004, the Company exchanged a low power television station operating in the Birmingham, Alabama market for another low power television station located in the Kansas City, Missouri market. No cash or other consideration was included.

4.	Other Income (Expense)
      At December 31, 2005 and 2004, other income (expense) consists of the following:

	2005	2004	2003

Litigation settlement	$1,000,000	$—	$920,180
Rental income	288,419	640,020	414,726
Sports revenue	—	1,886,456	1,819,388
Other income	521,488	535,895	224,923
Sports expense	—	(2,302,145)	(2,852,742)
Other expense	(700,000)	—	(24,134)

Other income (expense), net	$1,109,907	$760,226	$502,341

      The nature of the other income (expense) categories is as follows:

a. Litigation settlement — The Company was awarded this amount in an arbitration settlement in their litigation with the PAX Network.

b. Rental income — The Company receives rental income, primarily from space leased-out in the corporate office from a non-affiliate tenant.

c. Sports revenue and sports expense — These revenues and expenses related to the Twisters, an Arena Football 2 franchise. This sports franchise was acquired through the acquisition of Arkansas Sports Entertainment, Inc. in October 2001. As described in Note 3, the Company sold 49% of the Twisters in October 2004 and an additional 2% in December 2004. Concurrent with those transactions the Company now accounts for this investment under the equity method as described in Note 6 and is no

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

longer consolidated in the accompanying consolidated financial statements. Therefore, the Company will have no income or expense related to sports, reflected above for 2005.

5.	Intangible Assets and Goodwill
      Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Other intangible assets continue to be amortized over their useful lives.
      a. Indefinite-lived intangibles — Under the guidance in SFAS No. 142, the Company’s broadcasting licenses are considered indefinite-lived intangibles. These assets are not subject to amortization, but will be tested for impairment at least annually.
      In accordance with SFAS No. 142, the Company tests these indefinite-lived intangible assets for impairment annually by comparing their fair value to their carrying value. The Company used a fair market value appraisal to value broadcasting licenses, as well as a review of recent broadcasting license transactions from independent third parties. Based on management’s analysis at December 31, 2005, there was one asset group which was determined to be impaired. This impairment resulted from the Company entering into a purchase agreement to sell WBMM in Montgomery for an amount less than the carrying value of the associated assets. This impairment of $1,688,721 was recorded as a reduction in broadcasting licenses on the accompanying consolidated balance sheets and in impairment charge on assets held for sale on the accompanying consolidated statement of operations.
      b. Goodwill — SFAS No. 142 requires the Company to test goodwill for impairment using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount, if any, of the impairment. The Company completed the first step of the impairment test during the year with no impairment noted.
      Goodwill activity for the years ended December 31, 2005 and 2004 was as follows:

			Balance
			December 31,
Balance December 31, 2004	Increases	Decreases	2005

$5,226,566	$3,895	$2,697,514	$2,532,947

			Balance
			December 31,
Balance December 31, 2003	Increases	Decreases	2004

$2,318,052	$2,908,514	$—	$5,226,566
      This activity primarily relates to the acquisition and subsequent disposition of INN as described in Note 3.

6.	Investment in Joint Ventures
      At December 31, 2005 and 2004, investment in joint ventures consists of the following:

		December 31,
	Ownership
	Percentage	2005	2004

Little Rock TV 14, LLC	50.0%	$30,325	$36,703
Arkansas Twisters, Inc.	49.0%	392,969	632,573
Spinner Network Systems, LLC	33.0%	861,870	310,163

		$1,285,164	$979,439

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
      Previously, the Company owned 100% of the Twisters and accordingly, the Twisters’ financial statements had been consolidated with the Company’s consolidated financial statements during the years ended prior to December 31, 2004. As described in Note 3, the Company sold 49% of the Twisters in October 2004 and an additional 2% in December 2004, reducing its interest to 49%. As a result, in 2004, the Company’s investment in the Twisters is being accounted for using the equity method. The deconsolidation of the Twisters had an insignificant effect on the Company’s consolidated total assets and net sales as of and for the year ended December 31, 2004. The Company obtained 33% ownership interest in Spinner Network Systems, LLC in March 2004 as the Company completed the funding of a $500,000 capital advance pursuant to an “Organization and Capitalization Agreement.” The Company changed from the cost method to the equity method of accounting for the investment in Spinner Network Systems, LLC in March 2004. The Company’s interest in Arena Football 2, LLC is held by the Twisters. Accordingly, that investment is no longer a part of these consolidated financial statements.
      The following is combined summarized financial information for the joint ventures accounted for under the equity method as of December 31, 2005 and 2004 and for the years then ended.

	Little Rock TV 14, LLC

	2005	2004

ASSETS
Cash	$19,787	$19,787
Due from affiliates	76,305	76,305
Broadcast licenses and intangibles	28,874	28,874
Property and equipment (net)	5,244	6,001
Other	6,000	6,000

Total assets	$136,210	$136,967

LIABILITIES AND EQUITY
Due to affiliates	$75,560	$63,561
Equity	60,650	73,406

Total liabilities and equity	$136,210	$136,967
Revenues	$—	$—
Operating expenses	12,756	12,756

Net loss	$(12,756)	$(12,756)

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

	Arkansas Twisters, Inc.

	2005	2004

ASSETS
Cash	$6,205	$8,224
Accounts receivable (net)	405,932	367,864
Other current assets	40,648	19,824
Property and equipment (net)	51,146	59,012
Intangibles	1,500,000	1,500,000
Other	—	3,809

Total assets	$2,003,931	$1,958,733

LIABILITIES AND EQUITY
Accounts payable	$252,514	$159,495
Accrued liabilities	16,320	16,320
Unearned revenue	221,521	269,281
Line of credit	95,113	93,276
Due to affiliates	623,029	82,908
Long-term debt	23,231	46,488
Common stock	1	1
Additional paid-in capital	2,598,760	2,628,534
Retained earnings (deficit)	(1,826,558)	(1,337,570)

Total liabilities and equity	$2,003,931	$1,958,733

Revenues	$1,515,659	$2,024,588
Operating expenses	2,004,647	2,695,737

Net loss	$(488,988)	$(671,149)

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

	Spinner Network
	Systems, LLC

	2005	2004

ASSETS
Cash	$62,222	$1,159
Accounts receivable (net)	261,400	10,500
Other current assets	49,454	—
Property and equipment (net)	403,396	341,739
Other	171,403	2,871

Total assets	$947,875	$356,269

LIABILITIES AND EQUITY
Accounts payable	$24,803	$85,720
Other current liabilities	35,147	—
Due to affiliates	—	773,321
Equity	887,925	(502,772)

Total liabilities and equity	$947,875	$356,269

Revenues	$86,460	$10,500
Operating expenses	1,189,067	693,019

Net loss	$(1,102,607)	$(682,519)

7.	Notes Receivable
      At December 31, 2005, there were a total of $1,233,255 in notes receivable from a limited liability company and a corporation due in various monthly and annual installments, including interest at various rates from 7% to 10%. These notes represent the financed portions of transactions involving sales of assets by the Company.
      Annual aggregate maturities of notes receivable are as follows:

2006	$735,885
2007	150,263
2008	165,289
2009	181,818

$1,233,255

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

8.	Lines of Credit
      At December 31, 2005 and 2004, the Company had the following lines of credit:

	2005	2004

$750,000 revolving line of credit expiring in May 2006, bearing interest at 7.50% payable monthly, secured by leasehold interests in certain real property	$739,089	$739,089
$1,000,000 revolving line of credit expiring in December 2006, bearing interest at 7.50% payable monthly, secured by interests in certain real property	997,235	995,235

	$1,736,324	$1,734,324

      The weighted average interest rates for these borrowings were 7.50% and 6.64% for the years ending December 31, 2005 and 2004, respectively, based on average amounts outstanding. The average amounts outstanding on the lines of credit were $1,735,324 and $1,642,162 with a maximum amount outstanding month end balance of $1,736,324 and $1,750,000 for the years ended December 31, 2005 and 2004, respectively.

9.	Notes Payable and Capital Lease Obligations
      At December 31, 2005 and 2004, notes payable and capital lease obligations consist of the following:

	2005	2004

Note payable to a financial institution, bearing interest at 8.50% monthly payments of interest only changing in July 2005 to monthly payments of principal and interest at prime (as quoted in the Wall Street Journal) plus 1.25% until July 2010 when all remaining principal and interest are due, secured by all tangible and intangible assets of certain subsidiaries	$5,904,107	$6,000,000
Note payable to an LLC, interest is payable monthly at 5.00% per annum with the principal due when either a station identified in the note is sold or one year after the termination of the related asset purchase agreement, secured by all tangible and intangible assets of a certain subsidiary, all located in Montana	1,087,500	1,087,500
Non-interest bearing, unsecured note payable to a broadcast company, due in March 2005	—	100,000
Note payable to a bank, monthly installments of $4,370, including interest at prime plus 1.75% (8.75% at December 31, 2005), balance of principal and interest due September 2017. Paid off in 2005	—	453,634
Note payable to a bank, monthly payments of principal and interest at 5.75% until June 2005 when all remaining principal and interest is due, secured by real property	—	157,443
Note payable to a bank, monthly payments of principal and interest at 7.00% until June 2008 when all remaining principal and interest is due, secured by real property	133,648	—
Note payable to a broadcasting company, due in monthly installments of principal and interest at 8.00% until December 2008, secured by a vehicle	71,564	101,915
Capital lease obligations, payable in various monthly installments ranging from $881 to $1,169, including interest at various rates ranging from 14% to 15%, maturity dates range from March 2006 to April 2006	6,003	29,385

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

	2005	2004

Capital lease obligation, payable in monthly installments of $2,133, including interest at 7.75%, until December 2007, secured by equipment	$44,185	$63,922
Other notes payable to banks, vendors, and individuals, due in various monthly installments ranging from $150 to $1,482 including interest at various rates from 0% to 8.30%, maturity dates range from March 2006 to August 2010, secured by equipment	116,870	109,214
Capital lease obligation, payable in monthly installments of $8,000, non-interest bearing. Paid off in 2005	—	49,001
Note payable to a financial institution, due in monthly installments of $4,632, including interest at 7.00%, all remaining principal and interest due June 2007, secured by personal property	78,986	122,883
Note payable to a financial institution, monthly payments of interest at 5.25%, changing March 2006 to monthly payments of principal and interest at prime plus 1.25% until February 2011 when all remaining principal and interest is due, secured by equipment and inventory	2,000,000	2,000,000
Note payable to a financial institution, monthly installments of $13,320 beginning December 2004 with interest at 6.50%, balance of principal and interest due on November 2007	1,747,440	1,793,293
Note payable to a financial institution, due June 2010 with interest based on LIBOR plus prime due monthly, (11.54% at December 31, 2005), secured by certain tangible and intangible assets	26,623,547	12,117,441
Note payable to a financial institution, due June 2010 with interest based on LIBOR plus prime due monthly, (11.54% at December 31, 2005), secured by certain tangible and intangible assets	20,000,000	20,000,000

	57,813,850	44,185,631
Less current portion	(1,576,525)	(2,087,413)

Notes payable and capital lease obligations, less current portion	$56,237,325	$42,098,218

      Annual aggregate maturities of notes payable are as follows (see Note 14 for maturities of capital lease obligations):

2006	$1,576,525
2007	2,148,917
2008	427,140
2009	368,580
2010	51,674,572
Thereafter	1,618,116

$57,813,850

10.	Stockholders’ Equity
      The Company amended its Articles of Incorporation on August 25, 2001 to provide that the Company’s stockholders’ equity consist of three classes of common stock designated Class A, Class B & Class C, which are substantially identical except for voting and conversion rights. The amendment of the Articles of Incorporation also provides for the issuance of up to 4,000,000 shares of Series A Convertible Preferred Stock (“Series A Preferred”). The Articles were amended on August 25, 2004, to provide that dividends on

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
Series A Preferred stock will accrue at an annual rate of 7% of the Original Issue Price (as adjusted for stock splits, stock dividends, combinations and similar transactions), which is the equivalent of $0.53 per share, and are payable in cash. Such dividends are cumulative from the first date on which such shares were issued and receive preference to all classes of other stock of the Corporation (‘Junior Stock’), but are payable only when declared by the Company’s Board of Directors, or upon any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, or upon the seventh anniversary of the purchase date of any outstanding Series A Preferred Stock, whichever might come first. As of December 31, 2005 and 2004, the aggregate amount of such dividends accrued, but not yet payable, were $9,528,353 and $7,432,750, respectively.
      The Series A Preferred Stock is convertible, at the option of the preferred shareholder, into the number of shares of Class C common stock that results from dividing (i) an amount equal to the Original Issue Price plus all accrued and unpaid dividends (‘Liquidation Amount’) for such share of Series A Preferred Stock by (ii) the conversion price for such shares of Series A Preferred Stock that is in effect at the time of the conversion (‘the Applicable Conversion Price’). The Applicable Conversion Price for each share of Series A Preferred Stock is the Original Issue Price as adjusted by certain dilutive issuances, splits, and combinations as defined by the Articles. Alternatively, Series A Preferred shares are automatically converted into Class C shares upon a qualified initial public offering, or upon the Company’s receipt of the written consent of the holders of at least 50% of the then outstanding shares of Series A Preferred. Upon the seventh anniversary of the purchase date, if any of the Series A Preferred Stock remains outstanding, the Company will redeem all of the outstanding Series A Preferred shares by paying in cash an amount equal to the Liquidation Amount.
      If the Company does not have sufficient funds legally available to redeem all shares then it will redeem such shares on a pro rata basis to the extent possible and will redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.
      Each share of Class C common stock is convertible, at the option of the holder, into one share of Class A common stock. Alternatively, Class C shares are automatically converted to an equal number of Class A shares upon transfer to any person or entity not controlled by the original holder of the Series A preferred share that was converted to Class C common stock.
      Upon any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Series A preferred stock will be entitled to receive an amount equal to $7.50 per share (as adjusted), plus all accrued and unpaid dividends to the date of such payment on such share, whether or not declared before any distributions are made to holders of Junior Stock. Stockholders of all three class of common stock would then have equal liquidation rights to the remaining assets.
      The Articles of Incorporation of the Company provide that at all times the holders of Class B shares will maintain 51% control over all matters requiring a shareholder vote. Regardless of the number of shares purchased, the holders of Class A common stock will have an aggregate 49% voting power on all Company matters. The holders of Class C common and Series A preferred stock have no voting rights, except as provided under Arkansas law.
      In May 2005, the Company issued to three separate individuals a total of 2,500 shares of Class A common stock out of treasury at an agreed value of $10.00 per share as a component of the consideration paid to purchase a group of low power television stations in Vermont and the surrounding area.
      In September 2005, the Company entered into a binding letter agreement with a company to exchange certain assets owned by the Company for 100,000 shares of Class A common stock to be held in treasury effective September 1, 2005.

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
      In January 2004, the Company entered into an agreement with an existing shareholder granting the Company a put option whereby the shareholder to the agreement agrees to purchase up to 650,415 shares of Class B common stock and 96,252 shares of Class A common stock of the Company for a purchase price of $7.50 per share. In April of 2004, the Company sold 266,667 shares of Class B common stock to the individual for $2 million by exercising the put option. In September of 2004, the Company re-purchased from that individual those 266,667 shares at $7.50 a share to be held in treasury
      Since September 2004, there has been no further activity under the terms of this agreement. The Company intends to terminate the agreement in all respects and expects no further activity until that termination occurs. The intent of the agreement was to provide the Company with short-term funding.
      In January 2004, the Company entered into an agreement with two existing stockholders wherein the parties agreed to amend the Company’s Articles of Incorporation, affirming the amount of dividends accrued on the Series A preferred stock as of December 31, 2003, and to extend the Affiliation Agreements with Univision to a ten year period.
      In April 2004, the Company re-purchased from an individual 33,334 shares of Class A common stock to be held in treasury.

11.	Related Party Transactions
      Arkansas Media, LLC owned 75% of the Company’s Class B common shares outstanding at December 31, 2005 and 2004. The owners of Arkansas Media, LLC hold management and Board of Director positions with the Company. In addition to the transactions noted below, Arkansas Media, LLC has, at times, acted as the broker on behalf of the Company and others that hold rights to broadcast construction permits which they wish to sell. Arkansas Media, LLC also owns three television stations which are operated by the Company on a fee basis under local marketing agreements (“LMAs”).
      Management fees and commissions of $1,469,648, $1,351,403 and $1,232,855 in 2005, 2004 and 2003, respectively, were incurred for services rendered to the Company by Arkansas Media, LLC and its affiliates. Operating fees of $96,000, $96,000 and $36,000 were incurred under LMAs with Arkansas Media, LLC in 2005, 2004 and 2003, respectively.
      Amounts due from (to) affiliates at December 31, consist of the following:

	2005	2004

Arkansas Media, LLC and affiliates	$(441,970)	$(392,295)
Actron, Inc.	(489,024)	(313,627)
Spinner, Inc.	—	721,253
Arkansas Twisters, Inc.	—	82,908
Little Rock TV 14, LLC	(745)	(12,744)
Other	—	4,453

Due from (to) affiliates	$(931,739)	$89,948

      Actron, Inc. is due the above amount in connection with EBC’s purchase of Central Arkansas Payroll Company, currently a wholly-owned subsidiary of EBC. Larry Morton, Greg Fess and Max Hooper own approximately 85% of Actron, Inc.
      These related party balances are unsecured, non-interest bearing and have no stated repayment terms.

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003

12.	Stock Option Plans
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” In addition to requiring supplemental disclosures, SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives goods or services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which a company obtains “employee” services in share-based payment transactions. The statement eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and generally requires that such transactions be accounted for using a fair value based method. Accordingly, pro forma disclosure is no longer an alternative.
      Under SFAS No. 123R, the Company is required to recognize compensation cost for the portion of outstanding awards previously accounted for under the provisions of APB No. 25 for which the requisite service had not been rendered as of the adoption date for this statement. The statement also requires companies to estimate forfeitures of stock compensation awards as of the grant date of the award. Because the Company’s current policy is to recognize forfeitures as they occur, a cumulative effect of a change in accounting principle will be recognized in income based on the estimate of remaining forfeitures for awards outstanding as of the date SFAS No. 123R is adopted.
      SFAS No. 123R permits public companies (and non-public companies that used the fair-value method for either recognition or pro forma disclosure under SFAS No. 123) to adopt its requirements using one of the following two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date;

•	A “modified retrospective” method, which includes the requirements of the modified prospective method described above but also permits entities to restate, based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, either (a) all prior periods presented for which SFAS No. 123 was effective or (b) prior interim periods of the year in which SFAS No. 123R is adopted.
      The Company expects to adopt SFAS No. 123R for the fiscal period ending December 31, 2006. The Company is currently assessing the final impact of this standard on its consolidated results of operations, financial position and cash flows. This assessment includes evaluating option valuation methodologies and assumptions, as well as potential changes to the Company’s compensation strategies.
      The Company has two stock option plans: the 2001 Equity Participation Plan (which was established on April 16, 2001) and the 2001 Non-Qualified Stock Option Plan (which was established on November 15, 2001). All options granted pursuant to the plans have an exercise price determined by the Board of Directors, which may not be less than fair market value on the date of grant. Generally, options vest and become exercisable within one year from the grant date and expire ten years after the date of grant. In 2005, there were 30,000 stock options granted under the plan, 30,000 by the 2001 Equity Participation Plan and none by the 2001 Non-Qualified Stock Option Plan, all of which have an exercise price of $7.50. In 2004, there were 100,000 stock options granted under the plan, 86,666 by the 2001 Equity Participation Plan and 13,334 by the 2001 Non-Qualified Stock Option Plan, all of which have an exercise price of $7.50 per share. In 2003, there were 820,000 stock options granted under the plan, 121,665 by the 2001 Equity Participation Plan and

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
698,335 by the 2001 Non-Qualified Stock Option Plan, all of which have an exercise price of $7.50 per share. There were no options exercised during these years. In 2005, 122,500 options were relinquished by former employees. Of that total, 74,163 were qualified and 48,337 were non-qualified. In 2004, 45,000 options were relinquished by former employees. Of that total, 41,666 were qualified and 3,334 were non-qualified. In 2003, 135,000 options were relinquished by former employees. Of that total, 36,660 were qualified and 98,340 were non-qualified. Under the combined plans, the aggregate number of Class A common shares that may be issued subject to the plans may not exceed the lesser of 8,750,000 shares or 15% of the aggregate number of outstanding common and preferred shares and all the shares granted under these plans on their date of issuance. As of December 31, 2005, 219,142 qualified and 2,028,358 non-qualified stock options were outstanding under the respective plans.
      Each share limit and award under the plans is subject to adjustment for certain changes in the Company’s capital structure, reorganization, and other extraordinary events. Shares subject to awards that are not paid or exercised before they expire or are terminated are available for future grants under the plans.
      Management has the discretion of issuing new shares or shares from treasury in order to fulfill any share option exercise. Management does not expect to repurchase outstanding shares in order to fulfill any share option exercise, although that option is not prohibited by either plan.
      The fair value of each option award is estimated on the date of grant using the Black Scholes valuation model that uses the assumptions noted in the table below. Because Black Scholes valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on the Company’s stock, historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2005	2004	2003

Expected volatility	0%	0%	0%
Exercise price	$7.50	$7.50	$7.50
Underlying stock price	$7.50	$7.50	$7.50
Expected term (in years)	5.4-9.6	6.4-9.3	7.4-9.4
Risk-free rate	4.3%-5.0%	4.3%-5.0%	4.0%-5.0%

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
      A summary of option activity under the plan as of December 31, 2005, 2004 and 2003, and changes during the years ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
Options	Shares	Price	Term	Value

Outstanding at January 1, 2005	2,340,000	$7.50
Granted	30,000	7.50
Exercised	—	—
Forfeited or expired	122,500	7.50

Outstanding at December 31, 2005	2,247,500	$7.50	7.1	$4,312,987

Exercisable at December 31, 2005	2,210,000	$7.50	6.7	$4,237,140

Outstanding at January 1, 2004	2,285,000	$7.50
Granted	100,000	7.50
Exercised	—	—
Forfeited or expired	45,000	7.50

Outstanding at December 31, 2004	2,340,000	$7.50	6.7	$4,237,140

Exercisable at December 31, 2004	2,165,000	$7.50	6.4	$4,136,107

Outstanding at January 1, 2003	1,600,000	$7.50
Granted	820,000	7.50
Exercised	—	—
Forfeited or expired	135,000	7.50

Outstanding at December 31, 2003	2,285,000	$7.50	6.4	$4,136,107

Exercisable at December 31, 2003	1,450,000	$7.50	5.7	$2,764,039

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
      A summary of the status of the Company’s non-vested shares as of December 31, 2005, 2004 and 2003, and changes during the years ended is presented below:

		Weighted-
		Average
		Grant-Date
Non-vested Shares	Shares	Fair Value

Non-vested at January 1, 2005	100,000	$2.25
Granted	30,000	2.53
Vested	100,000	2.25
Forfeited	—	—

Non-vested at December 31, 2005	30,000	2.53

Non-vested at January 1, 2004	820,000	$1.92
Granted	100,000	2.25
Vested	820,000	1.92
Forfeited	—	—

Non-vested at December 31, 2004	100,000	2.25

		Weighted-
		Average
		Grant-Date
Non-vested Shares	Shares	Fair Value

Non-vested at January 1, 2003	—	$—
Granted	820,000	1.92
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2003	820,000	1.92

      As of December 31, 2005, 2004 and 2003, there was $75,848, $101,032 and $1,372,067, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 1 year. The total fair value of shares vested during the years ended December 31, 2005, 2004 and 2003 was $4,237,140, $4,136,107 and $2,764,039, respectively.

13.	Income Taxes
      The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets may not be realized.
      Income taxes are reflected in the consolidated statement of operations as follows:

	2005	2004	2003

Current tax provision (benefit)	$(4,220,289)	$(2,333,190)	$(2,814,763)
Change in valuation allowance	$4,220,289	$2,333,190	$2,814,763
	$—	$—	$—

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
      A reconciliation between income taxes computed at the federal statutory rate and the Company’s income tax rate is as follows:

	2005	2004	2003

Federal income taxes at statutory rate	$(4,323,922)	$(2,061,234)	$(2,729,356)
State income taxes, net of federal tax benefit	(545,577)	(260,079)	(344,380)
Change in valuation allowance	4,220,289	2,333,190	2,814,763
Other	649,210	(11,877)	258,973
	$—	$—	$—

      Components of the net deferred income tax asset (liability) at December 31, 2005 and 2004 relate to the following:

	2005	2004

Deferred income tax assets
Net Operating Loss Carry Forwards	$27,465,056	$23,626,872
Other	99,084	86,743

	27,564,140	23,713,615
Less Valuation Allowance	(23,335,199)	(19,114,910)
	4,228,941	4,598,705

Deferred Income Tax Liabilities
Depreciation and Amortization	(4,228,941)	(4,598,705)

	(4,228,941)	(4,598,705)
Net Deferred Income Taxes	$—	$—

      At December 31, 2005, the Company has net operating loss carryforwards for federal income tax purposes, which are estimated to be approximately $71,730,000 and which expire from tax years 2018 to 2023. The actual amount of net operating losses will be determined at the time the Company’s tax returns are filed. The Company made no payments for income taxes for the years ended December 31, 2005 and 2004.

14.	Commitment and Contingencies

Obligations Under Operating Leases
      The Company is obligated under non-cancelable operating leases for office and station space, tower sites, broadcast equipment and office equipment. At December 31, 2005, future minimum rental commitments under non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

2006	$1,570,174
2007	1,352,121
2008	1,072,745
2009	803,106
2010	622,236
Thereafter	2,626,126

$8,046,508

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
      Total rent expense under operating leases for the years ended December 31, 2005, 2004 and 2003 was approximately $1,938,000, $1,702,000 and $1,356,000, respectively.

Obligations Under Capital Leases
      As of December 31, 2005, certain equipment was leased under capital equipment facilities. Future minimum lease payments under capital leases as of December 31, 2005 are as follows:

2006	$31,318
2007	24,000

Total	55,318
Less: amount representing interest	5,130

Present value of minimum lease payments	50,188
Less: current portion	27,324

Long-term portion	$22,864

Program Broadcast Rights Payable
      The Company entered into agreements for program broadcast rights of approximately $2,967,000 and $1,920,000, which became available in 2005 and 2004, respectively. Program rights that have been contracted for (excluding barter agreements), but were not currently available for airing aggregated approximately $2,295,296 and $829,000 at December 31, 2005 and 2004, respectively.
      Future maturities of the Company’s program rights payables are as follows:

2006	$1,672,740
2007	659,861
2008	426,485
2009	243,812
2010	141,180
Thereafter	99,363

$3,243,441

15.	Concentrations of Credit Risk
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and cash. Management generally does not require collateral to support accounts receivable. However, accounts receivable are comprised of a diversified customer base that results in a reduction in the concentrations of credit risk. In addition, the Company employs credit-monitoring policies that, in management’s opinion, effectively reduce any potential credit risk to an acceptable level. Credit losses have been within management’s expectations based on the Company’s credit monitoring polices and ongoing relationships with its customers.
      Cash accounts at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005 and 2004, and at times during the year, the Company maintained balances in excess of that federally insured limit. The accounts at the brokerage firm contain cash and cash equivalents, and balances are insured up to $500,000, with a limit of $100,000 for cash, with the Securities

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
Investor Protection Corporation (“SIPC”). At December 31, 2005 and 2004 and at times during the year, the Company maintained balances in excess of that insured limit.

16.	Employee Benefit Plan
      The Company sponsors a defined contribution plan covering substantially all of the Company’s employees. The plan is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code (15% of wages or $13,000, whichever is less). The Company matches a portion of such contributions up to a maximum percentage of the employees’ compensation (50% of employee contributions, not to exceed $1,000 per employee annually). The Company’s contributions to the plan for the years ended December 31, 2005, 2004 and 2003 were $34,727, $44,080 and $46,187, respectively.

17.	Recent Accounting Pronouncements
      SFAS No. 153, “Exchanges of Non-monetary Assets.” The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. The effects of adoption of this pronouncement have not been determined.
      SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and Financial Accounting Standards Board (“FASB”) Statement No. 3.” This statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement is issued. This statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. Management does not expect this pronouncement to have a material effect on the consolidated financial statements of the Company.
      SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” This statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after November 22, 2006. The fair value election provided for in paragraph 4(c) of this statement may also be applied upon adoption of this statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this statement. Earlier adoption 6 is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Management does not expect this pronouncement to have a material effect on the consolidated financial statements of the Company.
      SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” An entity shall adopt this statement as of the beginning of its first fiscal year that begins after November 22, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this statement is the date that an entity adopts the requirements of this statement. Management does not expect this pronouncement to have a material effect on the consolidated financial statements of the Company.
      FIN 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143,” is effective no later than the end of fiscal years ending after December 15, 2005

EQUITY BROADCASTING CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS — (Continued)
December 31, 2005, 2004, and 2003
(December 31, 2005, for calendar-year enterprises). Retrospective application for interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. Management does not expect this pronouncement to have a material effect on the consolidated financial statements of the Company.

18.	Litigation
      Although the Company is a party to certain pending legal proceedings in the normal course of business, management believes the ultimate outcome of these matters will not be material to the financial condition and future operations of the Company. The Company maintains liability insurance against risks arising out of the normal course of its business.
      On April 10, 2006, a settlement was reached by the Company with parties pursuant to a lawsuit in which the terms of the settlement include payments totaling $700,000 to be made during 2006. Payment is secured by escrow of a note receivable. There are additional contingent liabilities of a maximum of $300,000 and a minimum of $200,000 relating to non-payment penalties. This amount has been accrued and is recorded in the balance sheet in accrued liabilities and in the income statement as other income, net.

19.	Subsequent Events
      a. On February 27, 2006, the Company entered into an agreement to merge with Coconut Palm Acquisition Corp. (“CPAC”). Under terms of the Agreement and Plan of Merger, the Company’s stockholders will receive approximately $267.4 million comprised of the issuance of CPAC capital stock, cash, and the assumption by CPAC of the Company’s outstanding debt. The purchase price is comprised of $153.7 million in CPAC common stock, $25.0 million in current preferred stock interest, $11.7 million in series A convertible non-voting preferred stock to be held by Univision, the transfer at closing of an existing broadcasting station to Univision valued at approximately $15.0 million, and the assumption of up to $62.0 million of the Company’s debt. The terms are based on a price of $5.81 for each CPAC share. The majority of the $63.1 million of cash in trust held by CPAC that is not used to effect this business combination will be used to provide growth capital for network programming, internal growth initiatives and acquisitions. The merger is an equity recapitalization and will be accounted for as a reverse acquisition, as promulgated by the standards under SFAS No. 141, “Business Combinations.”
      b. On March 6, 2006, the Company entered into an agreement to purchase a low power television station located in Waco, Texas for the amount of $390,000.
      c. On March 6, 2006, the Company entered into an agreement to purchase a low power television station located in Somerville, Texas for the amount of $370,000.

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated as of April 7, 2006, among COCONUT PALM ACQUISITION CORP., a Delaware corporation (“Coconut Palm”) and EQUITY BROADCASTING CORPORATION, an Arkansas corporation (“EBC”) and, solely for purposes of those sections of this Agreement directly relating to those parties, certain shareholders of EBC who are signatories to this Agreement (collectively, the “Major EBC Shareholders”).
RECITALS
      A. The respective Boards of Directors of each of EBC and Coconut Palm deem it in the best interests of their respective shareholders to consummate the merger, on the terms and subject to the conditions set forth in this Agreement, of EBC with and into Coconut Palm with Coconut Palm being the surviving corporation (the “Merger”), and such Boards of Directors have approved this Agreement and declared its advisability, and, subject to completing its Due Diligence Review and obtaining an adequate appraisal and fairness opinion as further described herein, the Board of Directors of Coconut Palm (the “Coconut Palm Board”) has recommended that this Agreement be adopted by Coconut Palm’s stockholders, and the Board of Directors of EBC (the “EBC Board”), intends to submit this Agreement for approval by EBC’s shareholders;
      B. As an inducement to Coconut Palm entering into this Agreement, certain shareholders of EBC are entering into this Agreement and are entering into a voting agreement simultaneously with the execution and delivery of this Agreement pursuant to which, among other things, such shareholders have agreed, subject to the terms thereof, to vote their shares of capital stock of EBC in favor of the adoption of this Agreement;
      C. Upon consummation of the Merger, each issued and outstanding share of EBC’s Class A Common Stock par value $0.01 per share (the “Class A Common Stock”), and each issued and outstanding share of EBC’s Class B Common Stock par value $0.01 per share (the “Class B Common Stock”) will be converted into the right to receive the Common Stock Consideration (as defined below), and each issued and outstanding share of EBC’s Class A Preferred Stock par value $0.01 per share (the “Preferred Stock”) will be converted into the right to receive the Preferred Stock Consideration (as defined below), upon the terms and subject to the conditions of this Agreement; and
      D. The parties intend, by executing this Agreement, to adopt a plan of reorganization as contemplated by Section 368 of the Code, and further intend that the Merger qualify as a “reorganization” pursuant to Section 368(a) of the Code.
      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Coconut Palm, EBC and the Major EBC Shareholders hereby agree as follows:
ARTICLE I
THE MERGER
      Section 1.01     The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the Arkansas Business Corporation Act of 1987, as amended (the “ABCA”), at the Effective Time, EBC shall be merged with and into Coconut Palm and the separate corporate existence of EBC shall cease and Coconut Palm shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
      Section 1.02     Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., New York time, on a date to be specified by the parties, which date shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those that by their terms are to be satisfied or waived at the Closing), at the offices of Akerman Senterfitt, One Southeast Third Avenue, Miami, Florida 33131, unless another time, date and/or place is agreed to in writing by Coconut Palm and EBC. Upon

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agreement of Coconut Palm and EBC, the Closing may occur by teleconference, with facsimile copies of Closing deliveries accepted as originals (with actual originals sent by overnight delivery service).
      Section 1.03     Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable after the Closing, the parties hereto shall (i) file a certificate of merger (the “Delaware Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, (ii) file Articles of Merger (the “Arkansas Articles of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the ABCA, and otherwise approved by Coconut Palm and EBC, and (iii) make all other filings or recordings required under the DGCL and the ABCA to effect the Merger. The Merger shall become effective at such date and time as the Delaware Certificate of Merger is duly filed with the Secretary of State of the State of Delaware and the Arkansas Articles of Merger is duly filed with the Secretary of State of the State of Arkansas or at such subsequent date and time as Coconut Palm and EBC shall agree and specify in such certificate and articles. The time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time” (with the day on which the Effective Time occurs referred to herein as the “Effective Date”).
      Section 1.04     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the DGCL and the ABCA.
      Section 1.05     Articles of Incorporation; Bylaws.
      (a) At the Effective Time, the Certificate of Incorporation of Coconut Palm, as in effect immediately prior to the Effective Time, shall be amended to read in its entirety as set forth in Exhibit A attached hereto and, as so amended, along with the Certificate of Designation for the Series A Convertible Non-Voting Preferred Stock in the form set forth in Exhibit B, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.
      (b) At the Effective Time, the Bylaws of Coconut Palm, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in Exhibit Cattached hereto and, as so amended and restated, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.
      Section 1.06     Directors and Officers. The directors of the Surviving Corporation as of the Effective Time, shall be appointed as provided in Section 6.13, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Surviving Corporation as of the Effective Time shall be appointed as provided in Section 6.13, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.
ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
      Section 2.01     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Coconut Palm, EBC or the holders of any of the following securities:
      (a) Conversion of Class A Common Stock, Class B Common Stock and Class A Preferred Stock.

(i) Each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled pursuant to Section 2.01(c) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive 1.461988(1) shares of Common Stock, par value $0.0001 per share, of Coconut Palm (the “Coconut Palm Common Stock”) without interest (the “Class A Consideration”);

(1)	The number of shares of Coconut Palm Common Stock issued to holders of Class A Common Stock and the Class B Common Stock shall in aggregate be approximately 26,448,349 shares of Coconut Palm Common Stock (26,720,060 shares minus the 271,711 shares for Sycamore Venture Capital LP’s portion of its dividends).

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(ii) Each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled pursuant to Section 2.01(c) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive 4.678362 shares of Coconut Palm Common Stock without interest (the “Class B Consideration”) (the Class A Consideration and the Class B Consideration referred to as the “Common Stock Consideration”); and

(iii) The Class A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled pursuant to Section 2.01(c) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive (A) Forty Million Dollars ($40,000,000) without interest (the “Preferred Stock Cash Consideration”) paid in accordance with Section 2.01(b), and (B) with respect to accrued and unpaid dividends on the Class A Preferred Stock as of the Effective Time (the “Accrued Amount”), (X) Sycamore Venture Capital LP’s (and each Affiliate thereof which are signatories to this Agreement, (collectively, “Sycamore”)), portion of the Accrued Amount shall be paid by the issuance of one (1) share of Coconut Palm Common Stock per $5.13 of Accrued Amount owed to Sycamore, as adjusted appropriately for stock splits and similar transactions through the Effective Time (the “Sycamore Preferred Stock Consideration”) and (Y) Univision Communications, Inc.’s (“Univision”) portion of the Accrued Amount shall be paid by the issuance of one (1) share of Series A Convertible Non-Voting Preferred Stock of Coconut Palm (which shall have the terms set forth in the Certificate of Designation for Series A Convertible Non-Voting Preferred Stock in the form of Exhibit B) per $5.13 of Accrued Amount owed to Univision, as adjusted appropriately for stock splits and similar transactions through the Effective Time (“Univision Preferred Stock Consideration”). The Preferred Stock Cash Consideration, the Sycamore Preferred Stock Consideration, and the Univision Preferred Stock Consideration is collectively referred to as the “Preferred Stock Consideration. ” The Common Stock Consideration and the Preferred Stock Consideration is referred to as the “Merger Consideration” and shall be payable upon surrender, in the manner provided in Section 2.02, of the certificates that formerly evidenced the shares of the issued and outstanding Class A Common Stock, Class B Common Stock and Class A Preferred Stock (collectively the “Share(s)”).
      (b) Payment of the Preferred Stock Cash Consideration. The Preferred Stock Cash Consideration shall be allocated among the holders of the Class A Preferred Stock based on each such holder’s prorata ownership of the Class A Preferred Stock. Such consideration shall become payable at Closing and be paid promptly following the Effective Time in exchange for: (i) the delivery by each holder of Class A Preferred Stock of share certificates evidencing the Class A Preferred Stock owned of record by such Person to Coconut Palm at Closing, and (ii) solely with respect to Univision, the execution by Univision of the Univision Affiliation Agreement (described in Section 6.10) at and effective as of the Closing. The payment of Fifteen Million Dollars ($15,000,000) of the Preferred Stock Cash Consideration due to Univision (or its assigns) shall be deemed satisfied upon the consummation of the transactions contemplated under the Univision Asset Purchase Agreement in the form of Exhibit L executed immediately following the date hereof. In the event the transactions contemplated by the Univision Asset Purchase Agreement are not consummated prior to or concurrently with the Closing of this Agreement (other than for a material breach of the Univision Asset Purchase Agreement by Univision thereunder), then EBC shall (i) issue to Univision a promissory note (“Note”) in the amount of Fifteen Million Dollars ($15,000,000) secured, with a first priority lien in favor of Univision, by all of the assets sought to be transferred pursuant to the Univision Asset Purchase Agreement, (ii) execute a security agreement (“Security Agreement”) with respect to such security on terms and conditions reasonably acceptable to Univision, and (iii) so long as the Univision Asset Purchase Agreement has not terminated, execute a Local Marketing Agreement (“LMA”) with respect to the Stations (as defined in the Univision Asset Purchase Agreement) on customary terms and conditions reasonably satisfactory to the parties. The term of the Note and the Security Agreement shall be for one (1) year unless the transactions contemplated by the Univision Asset Purchase Agreement are consummated prior to the expiration of the one (1) year term in such event the Note shall be cancelled and Security Agreement shall be terminated, as consideration for the assets acquired by Univision pursuant to the Univision Asset Purchase Agreement. The LMA shall terminate when the Univision Asset Purchase Agreement terminates, or when the transactions contemplated thereunder close. Interest on the principal amount

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outstanding under the Note shall be at a rate of seven percent (7%) per annum payable monthly. During the term of the Note, Univision shall pay EBC a monthly operating fee in an amount equal to the seven percent (7%) interest paid under the Note in connection with a LMA.
      (c) Cancellation of Treasury Stock and Coconut Palm-Owned Stock. Each Share held in the treasury of EBC and each Share owned by Coconut Palm or any direct or indirect wholly owned subsidiary of Coconut Palm or of EBC immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.
      (d) Percentage Ownership of Coconut Palm Common Stock. The parties acknowledge and agree that the Common Stock Consideration, the Sycamore Preferred Stock Consideration and the Univision Preferred Stock Consideration (on an as-converted basis) shall account for and represent approximately 67.52% (following payment of the Preferred Stock Consideration) of the issued and outstanding Coconut Palm Common Stock as of the Effective Time.
      Section 2.02     Exchange of Certificates for Coconut Palm Common Stock.
      (a) Share Exchange Agent. At the Effective Time Coconut Palm shall deposit, or shall cause to be deposited, with Continental Stock Transfer and Trust Company or such other bank, trust company or fiduciary as may be designed by Coconut Palm which shall be reasonably acceptable to EBC (the “Share Exchange Agent”), for the benefit of holders of the Shares, for exchange in accordance with this Article II through the Share Exchange Agent (i) certificates evidencing the shares of Coconut Palm Common Stock issuable pursuant to Section 2.01(a) in exchange for the Shares and (ii) upon the request of the Exchange Agent, cash in an amount sufficient to make any cash payment in lieu of fractional shares of Coconut Palm Common Stock pursuant to Section 2.02(e) (such certificates for shares of Coconut Palm Common Stock, together with any dividends or distributions with respect thereto, and cash in lieu of fractional shares of Coconut Palm Common Stock being hereafter collectively referred to as the “Share Exchange Fund”). The Share Exchange Agent shall, pursuant to irrevocable instructions, deliver the Coconut Palm Common Stock contemplated to be issued pursuant to Section 2.01(a) out of the Share Exchange Fund to holders of the Shares. Except as contemplated by Section 2.02(f) hereof, the Share Exchange Fund shall not be used for any other purpose. Any interest, dividends or other income earned on the investment of any cash or other property held in the Share Exchange Fund shall be for the account of Coconut Palm.
      (b) Escrow Agent; Escrow of Coconut Palm Common Stock. Notwithstanding the foregoing to the contrary, at the Effective Time Coconut Palm shall deposit, or shall cause to be deposited, with Wachovia or such other bank, trust company or fiduciary as may be designated by Coconut Palm, which shall be reasonably acceptable to EBC (the “Escrow Agent”), an aggregate of 2,100,000 shares of Coconut Palm Common Stock (the “Escrow”) in amounts from each shareholder of EBC equal to each shareholder’s pro rata percentage based on the number of shares of Common Stock (without giving effect to the conversion of any Series A Preferred Stock) held by such shareholder relative to the other shareholders (the “Escrowed Coconut Palm Common Stock”). The Escrow shall be established for the benefit of Coconut Palm solely to satisfy any indemnification obligation of EBC arising pursuant to Section 6.12 of this Agreement, subject to the provisions and limitations contained in such Section 6.12. The term of the Escrow shall be for twelve (12) months from the Effective Date (the “Escrow Period”), and within five (5) business days following the termination of the Escrow Period, the Escrow Agent shall distribute any remaining Escrowed Coconut Palm Common Stock in accordance with the procedures of this Article II and in accordance with the terms of the Escrow Agreement to be executed by Coconut Palm and EBC prior to Closing which agreement shall be without recourse to any shareholder of EBC (including, without limitation, the Major EBC Shareholders). Alternatively, the Major EBC Shareholders may, at their own expense, obtain insurance, in the amount of the valuation of Escrowed Coconut Palm Common Stock, the proceeds of which will be paid directly and only to Coconut Palm to remedy any such indemnification obligation of EBC arising pursuant to Section 6.12. A binder for such insurance, if obtained in lieu of the escrow, shall be delivered to Coconut Palm ten (10) days prior to Closing and shall be obtained from a nationally recognized insurance company or an insurance company reasonably acceptable to Coconut Palm. The Escrow Agent and the Share Exchange Agent may be the same Person.

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      (c) Exchange Procedures. The Surviving Corporation shall instruct the Share Exchange Agent to mail, within Ten (10) business days after the Effective Time, to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced the outstanding Shares (the “Certificates”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Share Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) subject to the reasonable approval of EBC, and (ii) instructions to effect the surrender of the Certificates (or Affidavit of lost shares “Lost Share Affidavit”) in exchange for the certificates evidencing shares of Coconut Palm Common Stock. Upon surrender of a Certificate, or Lost Share Affidavit, along with an accompanying indemnity bond, if requested, for cancellation to the Share Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of Coconut Palm Common Stock that such holder has the right to receive in accordance with Section 2.1(a) in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(d), and (C) cash in lieu of fractional shares of Coconut Palm Common Stock to which such holder is entitled pursuant to Section 2.02(d), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares of EBC Class A Common Stock, Class B Common Stock or Class A Preferred Stock that is not registered in the transfer records of EBC, the Merger Consideration may be issued and paid in accordance with this Article II to a transferee if the Certificate evidencing such Shares is presented to the Share Exchange Agent, accompanied by all documents required to evidence and effect such transfer (including proper endorsements) and by evidence that any applicable stock transfer taxes have been paid or by the transferee requesting such payment paying to the Share Exchange Agent any such transfer tax; any such evidence of transfer and payment of transfer taxes shall be reasonably acceptable to Coconut Palm. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.
      (d) Distributions with Respect to Unexchanged Shares of Coconut Palm Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Coconut Palm Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Coconut Palm Common Stock represented thereby and no cash payment in lieu of fractional shares of Coconut Palm Common Stock shall be paid to any such holder pursuant to Section 2.02(d), until the holder of such Certificate shall surrender such Certificate or provide a Lost Share Affidavit along with an accompanying indemnity bond, if requested. Upon such surrender, there shall be paid to the Person in whose name the certificates representing the shares of Coconut Palm Common Stock into which such Certificates were converted and registered, all dividends and other distributions payable in respect of such Coconut Palm Common Stock on a date after, and in respect of a record date after, the Effective Time.
      (e) Fractional Shares. No fraction of a share of Coconut Palm Common Stock shall be issued in the Merger and any such fractional share interest shall not entitle the owner thereof to vote or to any other rights of a stockholder of Coconut Palm. In lieu of any such fractional shares, each holder of the Shares upon surrender of a Certificate for exchange pursuant to this Article II shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on the OTC Bulletin Board of Coconut Palm Common Stock on the date of the Effective Time (or, if shares of Coconut Palm Common Stock are not quoted on the OTC Bulletin Board on such date, the first date of trading of such Coconut Palm Common Stock on the OTC Bulletin Board after the Effective Time) by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all Shares then held of record by such holder).
      (f)     Termination of Share Exchange Fund. Any portion of the Share Exchange Fund that remains undistributed to the holders of Class A Common Stock, Class B Common Stock and Class A Preferred Stock for six months after the Effective Time shall be delivered to Coconut Palm, upon demand, and any holders of

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EBC capital stock who have not theretofore complied with this Article II shall thereafter look only to Coconut Palm for the Merger Consideration to which they are entitled pursuant to this Article II.
      (g)     No Liability. Neither Coconut Palm nor EBC shall be liable to any holder of shares of EBC capital stock for any such shares of Coconut Palm Common Stock (or dividends or distributions with respect thereto) from the Share Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
      (h)     Withholding Rights. Coconut Palm or the Share Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares of EBC such amounts as Coconut Palm or the Share Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Coconut Palm or the Share Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares of EBC in respect of which such deduction and withholding was made by Coconut Palm or the Share Exchange Agent.
      (i)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Coconut Palm Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Share Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Coconut Palm Common Stock, any cash in lieu of fractional shares and any unpaid dividends and distributions on shares of Coconut Palm Common Stock deliverable in respect thereof, pursuant to this Agreement.
      Section 2.03     Stock Transfer Books. At the Effective Time, the stock transfer books of EBC shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of EBC. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to Coconut Palm for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).
      Section 2.04     EBC Stock Options and Warrants.
      (a)     Stock options to purchase 2,240,000 shares of EBC’s Class A Common Stock outstanding and unexercised as of the Effective Time pursuant to EBC’s stock option plans listed in Section 3.03 of the EBC Disclosure Schedule that have an exercise price per Share of $7.50 (the “EBC Stock Options” in aggregate, and the “EBC Stock Option” individually), shall (subject to the provisions of this Section 2.04) be converted into options to purchase an aggregate of 3,274,853.12 shares of Coconut Palm Common Stock at fair market value as of the date of the Effective Time (“FMV of Coconut Palm Stock”). Vesting schedules for such EBC Stock Options will be in accordance with current expiration dates. Options to purchase shares of Coconut Palm Common Stock granted pursuant to this Section 2.04 shall be granted in accordance with the same terms, restrictions and conditions as EBC Stock Options with respect to which such options are being granted. All outstanding warrants to purchase capital stock of EBC shall be cancelled as of the Effective Date.
      (b)     Notwithstanding paragraph (a) of this Section 2.04, in the event that at the Effective Time the fair market value of EBC’s Class A Common Stock (the “FMV of EBC Stock”) exceeds $7.50 per Share, EBC Stock Options shall be converted into options to purchase an aggregate of 3,274,853.12 shares of Coconut Palm Common Stock. Specifically, each EBC Stock Option shall be converted into an option to purchase 1.461988 shares of Coconut Palm Common Stock at the exercise price of $Y per share, where Y is such that 2,240,000 times (FMV of EBC Stock minus $7.50) equals 3,274,853.12 times (FMV of Coconut Palm Stock-$Y), provided that Y is such that the conversion of EBC Stock Options contemplated by this Section 2.04 will not be treated as the grant of a new stock right or a change in the form of payment for

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purposes of section 409A, pursuant to Prop. Treas. Reg. § 1.409A-1(b)(5)(v)(D) and provided that Y is such that the conversion of EBC Stock Options contemplated by this Section 2.04 shall not be considered a modification of EBC Stock Options pursuant to Treas. Reg. § 1.424-1(a). For purposes of this Section 2.04, the FMV of EBC Class A Common Stock shall be determined by multiplying the FMV of Coconut Palm Common Stock as of the Effective Time by 1.461988. The following Example 1 will illustrate this Section 2.04(b):
      (c)     Example 1: Assume the FMV of Coconut Palm Common Stock as of the Effective Time is $6.00 per share. The FMV of EBC Class A Common Stock will equal $8.7719 ($6.00 x 1.461988) per share. Assuming an EBC Class A Common Stock Option holder owns the option to buy 1,000 shares of EBC Stock and decides to exercise all 1,000 options immediately prior to the Effective time, he will receive stock worth $8,772 ($8.7719 x 1,000) for a cost of $7,500 ($7.50 x 1,000). However, if the same option holder waited until immediately after the Effective Time to exercise the options that were converted to Coconut Palm Common Stock, his option to buy 1,000 shares of EBC Class A Common Stock will be converted to the option to buy 1,462 (1,000 x 1.461988) shares of Coconut Palm Common Stock at the exercise price of $5.1301(2). The cost of exercising all 1,462 options is $7,500 ($5.13 x 1,462) and the fair market value of the stock purchased equals $8,772 ($6.00 x 1,462).
      Section 2.05     Dissenting Shares.
      (a)     Notwithstanding any provision of this Agreement to the contrary and to the extent available under the ABCA, Shares that are outstanding immediately prior to the Effective Time and that are held by any shareholder who is entitled to demand and properly demands the appraisal for such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 4-27-1301 et seq. of the ABCA shall not be converted into, or represent the right to receive, the Merger Consideration. Any such shareholder shall instead be entitled to receive payment of the fair value of such shareholder’s Dissenting Shares in accordance with the provisions of the ABCA; provided, however, that all Dissenting Shares held by any shareholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such shareholder’s rights to appraisal of such Shares under Section 4-27-1301 et seq. shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender in the manner provided in Section 2.02 of the Certificate or Certificates that formerly evidenced such Shares.
      (b)     EBC shall give Coconut Palm (i) prompt notice of any demands received by EBC for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to the ABCA and received by EBC and (ii) the opportunity to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to demands for appraisal under the ABCA. EBC shall not, except with the prior written consent of Coconut Palm which consent shall not be unreasonably withheld, conditioned or delayed, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
      Section 2.06     EBC Shareholder Representative.
      (a)     In order to administer efficiently (i) the implementation of the Escrow Agreement on behalf of the shareholders of EBC and (ii) the settlement of any dispute with respect to the Agreement, EBC and Univision shall, prior to the Effective Time, designate one to two Persons to act as a representative on behalf of the shareholders of EBC (collectively, the “EBC Shareholder Representative”). By approving this Agreement, the shareholders of EBC authorize and empower the EBC Shareholder Representative to make such designation, approve and ratify all of the rights, powers and authorities provided to the EBC Shareholder Representative under the terms of this Agreement, and agree to be bound by all decisions and other actions taken by the EBC Shareholder Representative.

(2)	The exercise price of Coconut Palm Stock option is calculated by solving the following equation for Y: 2,240,000 (8.7719 #7.50) = 3,274,853.12 (6.00 — Y)

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      (b)     The EBC Shareholder Representative shall be reimbursed for its reasonable out of pocket expenses incurred in the performance of its duties herein. The Major EBC Shareholders shall share such expenses pro rata based upon pro rata Common Stock ownership (on a non-converted basis) of the Surviving Corporation, immediately following the Effective Time. Said reimbursement shall not be required in the event the EBC Shareholder Representative recovers such expenses as a result of indemnification of the EBC Shareholder Representative by the Surviving Corporation as provided in Section 6.12(h).
      (c)     By their execution and/or approval of this Agreement, EBC, the Major EBC Shareholders and the other shareholders of EBC who are not the Major EBC Shareholders agree that from and after the Effective Time:

(i) The EBC Shareholder Representative is authorized (a) to take all action necessary on behalf of the shareholders of EBC in connection with the settlement of any dispute with regard to matters pertaining to the indemnification provisions of this Agreement and the Escrow Agreement, and (b) to give and receive all notices required to be given under the Escrow Agreement;

(ii) Coconut Palm shall be able to rely conclusively on the instructions and decisions of the EBC Shareholder Representative as to any actions required or permitted to be taken by the EBC Shareholder Representative hereunder and under the Escrow Agreement, and no party hereunder shall have any cause of action against Coconut Palm for any action taken by Coconut Palm in reliance upon the instructions or decisions of the EBC Shareholder Representative;

(iii) All actions, decisions and instructions of the EBC Shareholder Representative shall be conclusive and binding upon all of the shareholders of EBC and no shareholder of EBC shall have any cause of action against the EBC Shareholder Representative for any action taken, decision made or instruction given by the EBC Shareholder Representative under this Agreement, the Escrow Agreement, except for fraud or willful breach of this Agreement by the EBC Shareholder Representative;

(iv) In taking any action hereunder and under the Escrow Agreement, the EBC Shareholder Representative shall be protected in relying upon any notice, paper or other document reasonably believed by it to be genuine, or upon any evidence reasonably deemed by it, in its good faith judgment, to be sufficient; provided, however, that the EBC Shareholder Representative shall not waive any rights with respect to any interest of an individual shareholder of EBC if such waiver would have the effect of disproportionately and adversely affecting such individual shareholder of EBC as compared to the interests of the other shareholders of EBC, without the prior consent of such adversely effected shareholder(s) of EBC; and

(v) The EBC Shareholder Representative shall not be liable to Coconut Palm, the Major EBC Shareholders or other shareholders of EBC (who are not the Major EBC Shareholders) for any act performed or omitted to be performed by it in the good faith exercise of its duties and shall be liable only in the case of fraud or willful breach of this Agreement by the EBC Shareholder Representative. The EBC Shareholder Representative shall not be responsible for determining or verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement. Notwithstanding the foregoing, the EBC Shareholder Representative shall be indemnified by the Surviving Corporation as provided in Section 6.12 (h).
      (d)     Notwithstanding the foregoing, the parties agree and acknowledge that the foregoing appointment of the EBC Shareholder Representative by and on behalf of Univision shall apply only with respect to Univision’s Escrowed Shares and Univision’s rights as a holder of Common Shares of EBC and not in any other respect or capacity.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF EBC
      EBC hereby represents and warrants to Coconut Palm as follows:
      Section 3.01     Organization and Qualification; Subsidiaries.
      (a)     Each of EBC and each subsidiary of EBC (each a “Subsidiary”) is a corporation, limited liability company, limited partnership or limited liability partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of EBC and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected to have a EBC Material Adverse Effect. The term “EBC Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of EBC and the Subsidiaries taken as a whole or would reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby (collectively, the “Transactions”) or prevent or materially impair or delay the ability of EBC or the Major EBC Shareholders to perform their respective obligations hereunder; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, an EBC Material Adverse Effect: any adverse change, event, condition, development, or effect arising from or relating to (i) general business or economic conditions, (ii) national or international political or social conditions, (iii) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority, or (iv) any public announcement concerning, or the taking of any action contemplated by this Agreement and the other agreements contemplated herein.
      (b)     A true and complete list of all the Subsidiaries, together with the jurisdiction of organization of each Subsidiary and the percentage of the outstanding capital stock or other equity interests of each Subsidiary owned by EBC, each other Subsidiary and any other person, is set forth in Section 3.01(b) of the disclosure schedule delivered by EBC to Coconut Palm as provided in Section 7.02(o)(2)(the “EBC Disclosure Schedule”).
      (c)     Section 3.01(c) of the EBC Disclosure Schedule lists any and all Persons of which EBC directly or indirectly owns an equity or similar interest, or an interest convertible into or exchangeable or exercisable for an equity or similar interest, of less than 50% (collectively, the “Investments”). Except as set forth at Section 3.01(c) of the EBC Disclosure Schedule, EBC or a Subsidiary, as the case may be, owns all Investments free and clear of all Liens (save and except (i) restrictions imposed by applicable federal and state securities laws, and (ii) those Liens listed at Section 3.01(c) of the EBC Disclosure Schedule), and there are no outstanding contractual obligations of EBC or any Subsidiary permitting the repurchase, redemption or other acquisition of any of its interest in the Investments or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, or provide any guarantee with respect to, any Investment.
      Section 3.02     Articles of Incorporation and Bylaws. EBC has made available to Coconut Palm a complete and correct copy of the Articles of Incorporation and the Bylaws or similar organizational documents, each as amended to date, of EBC and each Subsidiary. Such Articles of Incorporation and Bylaws or similar organizational documents are in full force and effect and no other organizational documents are applicable or binding upon EBC or any of its Subsidiaries. Neither EBC nor any Subsidiary is, nor has EBC been, in violation of any of the provisions of its Articles of Incorporation or Bylaws or similar organizational documents.

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      Section 3.03     Capitalization; Shareholders; Books and Records.
      (a)     The authorized capital stock of EBC consists of 30,000,000 shares of authorized Class A Common Stock, 2,000,000 shares of authorized Class B Common Stock, and 10,000,000 shares of authorized Class C common stock, and 4,000,000 shares of authorized Class A Preferred Stock.
      (b)     13,131,999 shares of Class A Common Stock, 1,349,585 shares of Class B Common Stock and 3,991,625 shares of Class A Preferred Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and are free of preemptive (or similar) rights. The 13,131,999 shares of Class A Common Stock does not include approximately 640,000 shares of Class A Common Stock to be issued immediately prior to the Closing to Arkansas Media, LLC in accordance with the terms of the EBC Arkansas Media Settlement Agreement, and 30,000 shares of Class A Common Stock to be issued immediately prior to the Closing to the Lakeside Group, LLC. 2,169,045 shares of Class A Common Stock, 266,667 shares of Class B Common Stock, and 0 shares of Class A Preferred Stock are held in the treasury of EBC. No shares of capital stock of EBC are held by the Subsidiaries. An aggregate of 2,240,000 shares of Class A Common Stock are issuable upon exercise of outstanding EBC Stock Options granted under EBC’s Stock Option Plans in Section 3.03 of the EBC Disclosure Schedule along with exercise prices and vesting schedules (collectively the “EBC Stock Option Plans”). 16,868,001 shares of Class A Common Stock, 1,733,333 shares of Class B Common Stock and 8,375 shares of Class A Preferred Stock are available for future issuance in connection with the EBC Stock Option Plans (including shares reserved pursuant to outstanding EBC stock options). EBC does not have a “poison pill” or similar shareholder rights plan. Except as set forth in Section 3.03(b)(of EBC Disclosure Schedule), in EBC’s Articles of Incorporation, as amended, or at Section 3.03 of EBC Disclosure Schedule, there are no (i) options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of EBC or any Subsidiary or obligating EBC or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, EBC or any Subsidiary, (ii) voting securities of EBC or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of EBC, or (iii) equity equivalents, interests in the ownership or earnings of EBC or any Subsidiary or similar rights. Except as set forth at Section 3.03 of the EBC Disclosure Schedule, there are no outstanding contractual obligations of EBC or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Common Stock or any capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in either (x) any Subsidiary (except in the Ordinary Course of Business), or (y) any other person. Except as set forth at Section 3.03 of the EBC Disclosure Schedule, none of EBC, any Subsidiary or any Major EBC Shareholder is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of EBC or any Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any equity securities of EBC or of any Subsidiary.
      (c)     Each outstanding share of capital stock, each limited liability company membership interest and each partnership interest of each Subsidiary, as applicable, is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or interest is owned by EBC or another Subsidiary free and clear of all options, rights of first refusal, agreements, limitations on EBC’s or any Subsidiary’s voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever (save and except (i) restrictions imposed under applicable federal and state securities laws, and (ii) those liens disclosed at Section 3.03 of the EBC Disclosure Schedule).
      (d)     As of the date of this Agreement and as of the Closing Date, the aggregate Indebtedness of EBC and the Subsidiaries shall not exceed $62,000,000.00 (the “EBC Maximum Indebtedness”).
      (e)     The minute books of EBC and the Subsidiaries, as previously made available to Coconut Palm and its representatives, contain in all material respects accurate records of all meetings of and all corporate actions or written consents by the holders of capital stock and the directors of EBC and the Subsidiaries, as applicable. The minute books for EBC and the Subsidiaries made available to the Buyer for review are correct and complete in all material respects as of the date of this Agreement, and such minute books contain the true signatures of the persons purporting to have signed them. All material corporate actions taken by EBC and the Subsidiaries have been duly authorized or ratified. All accounts, books, ledgers and official and other records of EBC and the Subsidiaries accurately and fairly reflect in reasonable detail the activities of EBC

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and the Subsidiaries and there are no material inaccuracies or discrepancies of any kind contained therein. The stock ledgers of EBC and the Subsidiaries, as previously made available to Coconut Palm contain accurate and complete records of all issuances, transfers and cancellations of shares of the capital stock of EBC and the Subsidiaries.
      (f)     Shareholders of EBC. Section 3.03(f) of the EBC Disclosure Schedule sets forth, with respect to EBC, the name and the number of outstanding shares of each class of its capital stock owned of record and/or beneficially by, each shareholder of EBC as of the close of business on the date of this Agreement. As of the date hereof, the Major EBC Shareholders constitute the holders of issued and outstanding Shares of capital stock of EBC representing 39.16% of the Class A Common Stock (all of which is voting common stock), 100% of the Class B Common Stock (all of which is voting common stock) and 100% of the Preferred Stock (which is non-voting preferred stock), all of which percentages do not include either the 640,000 shares of Class A Common Stock to be issued immediately prior to the Closing to Arkansas Media, LLC, or the 30,000 shares of Class A Common Stock to be issued immediately prior to the Closing to the Lakeside Group, LLC, each as provided above in Section 3.03(b), and except as set forth at Section 3.03(f) of the EBC Disclosure Schedules, each of the Major EBC Shareholders owns such Shares free and clear of all Liens, restrictions and claims of any kind (save and except (i) restrictions imposed under applicable federal and state securities laws, and (ii) such liens as are otherwise disclosed at Section 3.03(f) of the EBC Disclosure Schedule). From December 31, 2005 up to and including the Most Recent Balance Sheet date, EBC has not made any distributions to its shareholders other than ordinary and customary salaries, payment of a recurring management fee to Arkansas Media, LLC (or its assigns), and expense reimbursements and accrued bonuses paid. Except as disclosed in Section 3.03 of the EBC Disclosure Schedule, EBC has paid in full all accumulated dividends on its capital stock that were payable as of the date hereof.
      Section 3.04     Authority Relative to This Agreement; Enforceability. Except with respect to obtaining the required EBC Shareholder Approval, EBC has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. Each Major EBC Shareholder has all necessary power, legal capacity, right and authority to execute and deliver this Agreement, to perform his/its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by EBC and the Major EBC Shareholders and the consummation by EBC and the Major EBC Shareholders of the Transactions have been duly and validly authorized by all necessary corporate action, and action on the part of the Major EBC Shareholders and no other corporate proceedings on the part of EBC (or proceedings on the part of the Major EBC Shareholders) are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, EBC Shareholder Approval, as described in Section 3.19 below, and the filing and recordation of appropriate merger documents as required by the ABCA). This Agreement has been duly and validly executed and delivered by EBC and the Major EBC Shareholders and, assuming the due authorization, execution and delivery by Coconut Palm, constitutes a legal, valid and binding obligation of EBC and the Major EBC Shareholders, enforceable against EBC and the Major EBC Shareholders in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.
      Section 3.05     No Conflict; Required Filings and Consents.
      (a)     The execution and delivery of this Agreement by EBC and the Major EBC Shareholders do not, and the performance of this Agreement by EBC and the Major EBC Shareholders and the consummation by them of the Transactions will not, (i) conflict with or violate the Articles of Incorporation or Bylaws (or similar organizational documents) of EBC or any Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained and that all filings and other actions described in Section 3.05(b)have been made or taken, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, judgment, decree or other order (“Law”) applicable to EBC or any Subsidiary or by which any property or asset of EBC or any Subsidiary is bound or affected, or (iii) assuming that all consents, approvals and other authorizations described in Section 3.05(b)have been obtained result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a material loss of a material benefit under, give

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rise to a right or obligation to purchase or sell assets or securities under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of EBC or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract (written or oral), agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract”) to which EBC or any Subsidiary is a party or by which EBC or a Subsidiary or any property or asset of EBC or any Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a EBC Material Adverse Effect.
      (b)     The execution and delivery of this Agreement by EBC and the Major EBC Shareholders do not, and the performance of this Agreement by EBC and the consummation by EBC of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, either (1) any supranational, national, provincial, federal, state or local government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) or (2) any other Person, except for (i) the filing and recordation of appropriate merger documents as required by the DGCL, ABCA and appropriate documents with the relevant authorities of other states in which EBC or any Subsidiary is qualified to do business, (ii) the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) approval from the Federal Communications Commission (the “FCC”) with respect to a change in control in EBC as holder of broadcasting licenses granted by the FCC (collectively the “FCC License”); and (iv) the consent and/or approval of those Persons set forth at Section 3.05(b) of EBC Disclosure Schedule.
      Section 3.06     Permits; Compliance. Each of EBC and each Subsidiary is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority (including without limitation the FCC) necessary for each such entity to own, lease and operate its properties and broadcasting stations or to carry on its business as it is now being conducted (the “EBC Permits”). Each of the material EBC Permits is set forth in Section 3.06 of the EBC Disclosure Schedule. No suspension or cancellation of any of the EBC Permits is pending or, to the knowledge of EBC, threatened. Each of EBC and each Subsidiary is in compliance, in all material respects, with (a) any Law applicable to such entity or by which any property or asset of such entity is bound or affected, and (b) any Contract or EBC Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound.
      Section 3.07     Financial Statements; Undisclosed Liabilities.
      (a)     Each of the consolidated financial statements of EBC since December 31, 2002 (including, in each case, any notes thereto) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of EBC and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments and the omission of footnotes and other presentation items required by GAAP). All of the Subsidiaries are consolidated for accounting purposes.
      (b)     Financial Statements. EBC has attached as Section 3.07(b) of the Disclosure Schedule, the following financial statements (collectively the “Financial Statements”): (i) EBC’s consolidated audited balance sheet and statements of income, shareholders’ equity and cash flows as of and for the three years ended December 31, 2005 (the “Most Recent Fiscal Year End”), and (ii) EBC’s consolidated unaudited balance sheet and statements of income and cash flows and all other relevant interim periods (collectively, the “Most Recent Financial Statements”) as of and for the period beginning January 1, 2006 and ended February 28, 2006 the (“Most Recent Fiscal Month End”) (with the balance sheet contained therein as of February 28, 2006 referred to herein as the “Most Recent Balance Sheet” and February 28, 2006, referred to herein as the “Most Recent Balance Sheet Date”). The Financial Statements have been prepared in accordance with GAAP, consistently applied, throughout the periods covered thereby and present fairly in all material respects the financial condition of EBC and its assets and liabilities as of such dates and the results

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of operations of EBC for such periods; provided, that, the Most Recent Financial Statements are subject to normal year-end audit adjustments (which in the aggregate are not material) and omit footnotes and other presentation items which are required by GAAP. The books and records of EBC fully and fairly reflect in all material respects all of its transactions, properties, assets and liabilities. The Financial Statements reflect all adjustments necessary for a fair presentation of the financial information contained therein.
      (c)     Undisclosed Liabilities. Except as set forth at Section 3.07(c) of EBC Disclosure Schedule, EBC does not have any liabilities or obligations, whether accrued, absolute, contingent or otherwise, except (i) to the extent reflected or taken into account in the Most Recent Balance Sheet and not heretofore paid or discharged, (ii) liabilities incurred in the Ordinary Course of Business since the date of the Most Recent Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding), (iii) normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material in the aggregate, and (iv) liabilities incurred in the Ordinary Course of Business prior to the date of the Most Recent Balance Sheet which, in accordance with GAAP consistently applied, were not required to be recorded thereon.
      Section 3.08     Information Supplied. None of the information included or incorporated by reference in the proxy statement and related materials used by EBC to obtain EBC Shareholder Approval will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
      Section 3.09     Absence of Certain Changes or Events. Except as set forth at Section 3.09 of the EBC Disclosure Schedule, since February 28, 2006, there has not been any event, circumstance, change, development or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a EBC Material Adverse Effect. Since February 28, 2006, and prior to the date of this Agreement, except as expressly contemplated by this Agreement or as otherwise disclosed at Section 3.09 of the EBC Disclosure Schedule, (a) EBC and the Subsidiaries have conducted their businesses only in the Ordinary Course of Business and in a manner consistent with past practice, and (b) neither EBC nor any Subsidiary has:

(i) amended or otherwise changed its Articles of Incorporation or Bylaws or similar organizational documents;

(ii) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends or other distributions by any Subsidiary only to EBC or any direct or indirect wholly owned Subsidiary;

(iii) reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its capital stock;

(iv) increased the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the Ordinary Course of Business and in a manner consistent with past practice, or granted any severance or termination pay to, or entered into any employment, bonus, change of control or severance agreement with, any director or officer or, except in the Ordinary Course of Business in a manner consistent with past practice, any other employee of EBC or of any Subsidiary;

(v) suffered any damage, destruction or loss (whether or not covered by insurance), other than in the Ordinary Course of Business;

(vi) made any change in financial or Tax accounting methods or practices materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP;

(vii) made any acquisition or disposition of any real property or any portion of its business;

(viii) made any material tax election or settled or compromised any material United States federal, state or local income tax liability; or

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(ix) announced an intention, entered into any formal or informal agreement or otherwise made a commitment, to do any of the foregoing.
      Section 3.10     Absence of Litigation. Except as set forth at Section 3.10 of the EBC Disclosure Schedule, there is no litigation, suit, claim, action, proceeding, hearing, petition, grievance, complaint or investigation (an “Action”) pending or, to the knowledge of EBC, threatened against EBC or any Subsidiary, or any property or asset of EBC or any Subsidiary, before any Governmental Authority or arbitrator. As of the date of this Agreement, no officer or director of EBC is a defendant in any Action in connection with his status as an officer or director of EBC or any Subsidiary. Other than pursuant to Articles of Incorporation, Bylaws or other organizational documents, no Contract between EBC or any Subsidiary and any current or former director or officer exists that provides for indemnification. Neither EBC nor any Subsidiary nor any property or asset of EBC or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of EBC, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
      Section 3.11     Labor and Employment Matters; Employee Benefit Plans.
      (a)     Section 3.11(a) of the EBC Disclosure Schedule sets forth the name of each of the employees of EBC (“Employees”) and the aggregate amount of accrued and unpaid vacation pay for all Employees through February 28, 2006. EBC and its Subsidiaries are not a party to or bound by any collective bargaining agreement or any other agreement with a labor union, and, to EBC’s knowledge, there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of EBC and its Subsidiaries into one or more collective bargaining units. There is no pending or, to EBC’s knowledge, threatened labor dispute, strike or work stoppage which affects or which may affect the business of EBC and its Subsidiaries or which may interfere with its continued operations. Except as set forth in Section 3.11(a) of the EBC Disclosure Schedule, neither EBC, its Subsidiaries, nor any agent, representative or employee thereof has within the last 24 months committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is no pending or, to EBC’s knowledge, threatened charge or complaint against EBC and its Subsidiaries by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage or known threat of union activity involving any of the employees of EBC and its Subsidiaries during the 24 months prior to the date hereof. EBC has no knowledge that any executive or key employee or group of employees has any plans to terminate his, her or their employment with EBC and its Subsidiaries as a result of the transactions contemplated hereby or otherwise. Except as described at Section 3.11(a) of the EBC Disclosure Schedule, each of EBC and its Subsidiaries has complied in all material respects with applicable laws, rules and regulations relating to employment, civil rights and equal employment opportunities, including but not limited to, the Civil Rights Act of 1964, the Fair Labor Standards Act, and the Americans with Disabilities Act, as amended.
      (b)     Section 3.11(b) of the EBC Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which EBC or any Subsidiary is a party, with respect to which EBC or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by EBC or any Subsidiary for the benefit of any current or former employee, consultant, officer or director of EBC or any Subsidiary (collectively, the “Plans”). EBC has made available to Coconut Palm a true and complete copy of each Plan and has made available to Coconut Palm a true and complete copy of (where applicable) (A) each trust or funding arrangement prepared in connection with each such Plan, (B) the two most recently filed annual reports on Internal Revenue Service (“IRS”) Form 5500, (C) the most recently received IRS determination letter for each such Plan, (D) the two most recently prepared actuarial reports and financial statements in connection with each such Plan, and (E) the most recent summary plan description and any material written communications (or a description of any material oral communications) by EBC or the Subsidiaries to any current or former employees, consultants, or directors of EBC or any Subsidiary concerning the extent of the benefits provided under a Plan.

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      (c)     Except as described at Section 3.11(c) of the EBC Disclosure Schedule, neither EBC nor any Subsidiary has now or any time contributed to, sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which EBC or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). No Plan exists that could result in the payment to any present or former employee, director or consultant of EBC or any Subsidiary of any money or other property or accelerate or provide any other rights or benefits to any current or former employee of EBC or any Subsidiary as a result of the consummation of the Transactions (whether alone or in connection with any subsequent event). There is no contract, plan or arrangement (written or otherwise) covering any current or former employee of EBC or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the United States Internal Revenue Code of 1986, as amended (the “Code”).
      (d)     With respect to the Plans, no event has occurred and to EBC’s knowledge, there exists no condition or set of circumstances, in connection with which EBC or any Subsidiary could reasonably be expected to be subject to any actual or contingent liability under the terms of such Plan or any applicable Law which would reasonably be expected to have a EBC Material Adverse Effect.
      (e)     Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the IRS covering all of the provisions applicable to the Plan for which determination letters or prototype opinion letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the knowledge of EBC, no circumstance exists that could reasonably be expected to result in the revocation of such exemption.
      (f)     Except as described at Section 3.11(f) of the EBC Disclosure Schedule, (i) each Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except to the extent such noncompliance, individually or in the aggregate, would not reasonably be expected to have a EBC Material Adverse Effect, and (ii) no Plan provides retiree welfare benefits, and neither EBC nor any Subsidiary has any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code.
      (g)     With respect to any Plan, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of EBC, threatened, that would reasonably be expected to have a EBC Material Adverse Effect, (ii) to the knowledge of EBC, no facts or circumstances exist that could reasonably be expected to give rise to any such Actions, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the knowledge of EBC, threatened.
      Section 3.12     Real Property; Title to Assets.
      (a)     Section 3.12(a) of the EBC Disclosure Schedule lists each parcel of real property (including submerged land) currently owned by EBC or any Subsidiary and sets forth EBC or the applicable Subsidiary owning such properties (collectively, the “Owned Real Properties”). EBC or the applicable Subsidiary set forth on Section 3.12(a) of the EBC Disclosure Schedule owns fee simple title to the Owned Real Properties, free and clear of all mortgages, pledges, liens, restrictions, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than (i) Liens for current taxes and assessments not yet due and payable, (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iii) to the extent such Liens would not reasonably be expected to have a EBC Material Adverse Effect, (A) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of EBC or such Subsidiary consistent with past practice, (B) all matters of record, (C) all Liens and other imperfections of title and encumbrances that are typical for the applicable property type and locality and which would not reasonably be expected to

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materially interfere with the conduct of the business of EBC in the Ordinary Course of Business, and (iv) those Liens listed at Section 3.12(a) of the EBC Disclosure Schedule, (collectively, “Permitted Liens”). None of the Properties is subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the knowledge of EBC, has any such condemnation, expropriation or taking been proposed. Neither EBC nor any Subsidiary has violated any material covenants, conditions or restrictions affecting any Properties (as defined below) which violations would reasonably be expected to have a EBC Material Adverse Effect.
      (b)     Section 3.12(b) of the EBC Disclosure Schedule lists each parcel of real property (including submerged land) currently leased or subleased by EBC or any Subsidiary but only to the extent that such applicable lease agreement is required to be listed at Section 3.16(a) of the EBC Disclosure Schedule (collectively, the “Leased Properties”; the Leased Properties, together with the Owned Real Properties, collectively, the “Properties”) and sets forth the corporate entity holding such leasehold interest, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions remaining payable by EBC or any Subsidiary in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). EBC or the applicable Subsidiary set forth on Section 3.12(b) of the EBC Disclosure Schedule owns a valid leasehold interest in the Leased Properties, free and clear of all Liens other than Permitted Liens. True, correct and complete copies of all Lease Documents have been delivered to Coconut Palm. Each of the Lease Documents is valid, binding and in full force and effect as against EBC or the Subsidiaries and, to EBC’s knowledge, as against the other party thereto. Neither EBC nor any Subsidiary has received written notice under any of the Lease Documents of any default, and, to EBC’s knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a material default by EBC or the applicable Subsidiaries.
      (c)     There are no latent defects or adverse physical conditions affecting any Property or the improvements thereon, other than those that would not reasonably be expected to have a EBC Material Adverse Effect.
      (d)     Except as set forth at Section 3.12(d) of the EBC Disclosure Schedule, valid policies of title insurance or title commitments for which premiums have been paid (collectively, the “Title Policies”) have been issued insuring EBC or the applicable Subsidiary’s fee simple title to the Properties owned by EBC or the applicable Subsidiaries in amounts at least equal to the purchase price thereof paid by EBC or the applicable Subsidiary, subject only to Permitted Liens. No claim has been made against any Title Policies. EBC and the Subsidiaries have not received any written notice and are not otherwise aware that the Title Policies are not in full force and effect.
      (e)     Section 3.12(e) of the EBC Disclosure Schedule lists each Property which is under construction as of the date hereof, and each FCC Construction Permit with respect to any such Property.
      (f)     EBC or the Subsidiaries own all material furniture, fixtures, equipment, operating supplies and other personal property (the “Personal Property”) necessary for the operation of EBC’s business as historically conducted, subject to no Liens except as set forth in Section 3.12(f) of EBC Disclosure Schedule. Section 3.12(f) of the EBC Disclosure Schedule sets forth a complete and accurate list of all the material items of equipment, machinery, computers, chattels, tools, parts, machine tools, furniture, furnishings and fixtures, owned by EBC or the Subsidiaries. Such Schedule sets forth a complete and accurate list of the material items of equipment leased by EBC or the Subsidiaries. Except as set forth at Section 3.12(f) of the EBC Disclosure Schedule, EBC or the Subsidiaries has good title to the items described in such Schedule and valid and subsisting leasehold rights to such items as are being leased by it free and clear of all encumbrances. Such Section also sets forth a complete and accurate list of the leased vehicles. All Personal Property owned by EBC or the Subsidiaries at any location at which it provides service was properly installed and has a useful life at least as long as on EBC’s financial statement.
      Section 3.13     Intellectual Property.
      (a)(i) The conduct of the business of EBC and the Subsidiaries, as currently conducted, does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been

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asserted to EBC or any Subsidiary that the conduct of the business of EBC and the Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party; (ii) with respect to each item of Intellectual Property that is owned by EBC or a Subsidiary (“Owned Intellectual Property”) (each as listed at Section 3.13 of the EBC Disclosure Schedule), EBC or a Subsidiary is the owner of the entire right, title and interest in and to such Owned Intellectual Property and is entitled to use such Owned Intellectual Property in the continued operation of its respective business; (iii) with respect to each item of Intellectual Property that is licensed to or otherwise held or used by EBC or a Subsidiary (“Licensed Intellectual Property”) (each as listed at Section 3.13 of the EBC Disclosure Schedule), EBC or a Subsidiary has the right to use such Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Licensed Intellectual Property; (iv) none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, to the knowledge of EBC, the Owned Intellectual Property is valid and enforceable; (v) to the knowledge of EBC, no person is engaging in any activity that infringes upon the Owned Intellectual Property; (vi) to the knowledge of EBC, each license of the Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (vii) to the knowledge of EBC, no party to any license of the Licensed Intellectual Property is in breach thereof or default thereunder; (viii) EBC has taken all reasonable actions (including executing non-disclosure and intellectual property assignment agreements) to protect, preserve and maintain the Owned Intellectual Property; and (ix) neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any of EBC’s rights with respect to the Owned Intellectual Property or the Licensed Intellectual Property.
      (b) For purposes of this Agreement, “Intellectual Property” means (i) United States patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, (iv) all items of software, knowledgeable or other computer program of whatever name and (v) confidential and proprietary information, including trade secrets and know-how.
      Section 3.14     Taxes.
      (a) EBC and the Subsidiaries (i) have timely filed or caused to be filed or will timely file or cause to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects; and (ii) have timely paid or will timely pay all amounts of Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which EBC or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP. All amounts of Taxes required to have been withheld by or with respect to EBC and its the Subsidiaries have been or will be timely withheld and remitted to the applicable taxing authority.
      (b) There are no pending or, to the knowledge of EBC, threatened audits, examinations, investigations or other proceedings in respect of any Tax or Tax matter of EBC or any Subsidiary. No deficiency for any amount of Tax has been asserted or assessed by any taxing authority in writing against EBC or any Subsidiary, which deficiency has not been satisfied by payment, settled or been withdrawn or contested in good faith and for which EBC or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP. There are no Tax liens on any assets of EBC or any Subsidiary (other than any liens for Taxes not yet due and payable or for taxes being contested in good faith, in each case provided that adequate reserves have been made therefor in accordance with GAAP). Neither EBC nor any Subsidiary is subject to any accumulated earnings tax or personal holding company tax.
      (c) Neither EBC nor any Subsidiary has made or is obligated to make any payment that would not be deductible pursuant to Section 162(m) of the Code.
      (d) There are no pending or, to the knowledge of EBC, potential claims for indemnity (other than customary indemnity under credit or any other agreements or arrangements) against EBC or any Subsidiary

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(other than against each other) under any indemnification, allocation or sharing agreement with respect to income Taxes.
      (e) Neither EBC nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).
      (f) No claim is pending by a taxing authority in a jurisdiction where EBC or any Subsidiary does not file a Tax Return that EBC or such Subsidiary is or may be subject to Tax by such jurisdiction.
      (g) Neither EBC nor any Subsidiary has participated in a reportable transaction as contemplated in Treasury Regulation Section 1.6011-4.
      (h) To the knowledge of EBC, there are no proposed reassessments of any property owned by EBC and the Subsidiaries that could result in a material increase in the amount of any Tax to which EBC or any such Subsidiary would be subject.
      (i) Except as set forth at Section 3.14(i) of the EBC Disclosure Schedule, neither EBC nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision under state or local Law, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing, (3) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (4) installment sale or open transaction disposition made on or prior to the Closing, or (5) prepaid amount received on or prior to the Closing.
      (j) Neither EBC nor any Subsidiary has made an election under Section 341(f) of the Code.
      (k) Except as set forth in Section 3.14(k) of the EBC Disclosure Schedule, neither EBC nor any Subsidiary has been a member of an affiliated group (as defined in Section 1504 of the Code) or filed or been included in a combined, consolidated or unitary income Tax Return (other than with respect to which EBC was the common parent), nor is any a partner, member, owner or beneficiary of any entity treated as a partnership or a trust for tax purposes.
      (l) Except as set forth in Section 3.14(l) of the EBC Disclosure Schedule, neither EBC nor any Subsidiary has made any payments, is obligated to make any payments, or will become obligated under any contract entered into on or before the Closing Date to make any payments to employees, officers, independent contractors, or directors of EBC or such Subsidiary, nor will any benefits accrue or rights vest with respect to such individuals, in each case that are contingent on a change of control of EBC or any Subsidiary.
      (m) EBC is not a “foreign person” as that term is used in Treasury Regulation Section 1.1445-2.
      (n) None of the assets of EBC or any Subsidiary is “tax-exempt use property” within the meaning of Section 168(h) of the Code; and none of the assets of EBC is required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code.
      (o) There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of EBC or any Subsidiary other than the extent to which the provisions of Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law) may apply upon consummation of the Transactions or events subsequent thereto.
      (p) Neither EBC nor any Subsidiary has taken any action, nor does EBC or any Subsidiary know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

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      (q) For purposes of this Agreement:

(i) “Tax” or “Taxes” shall mean any and all federal, state, local and foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or Tax authority.

(ii) “Tax Returns” means any and all returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed with any Tax authority (including any schedule or attachment thereto) with respect to EBC or the Subsidiaries, including any amendment thereof.
      Section 3.15     Environmental Matters.
      (a)(i) None of EBC or any of the Subsidiaries has violated, or is in violation of, any Environmental Law; except as would not reasonably be expected to have a EBC Material Adverse Effect; (ii) to the knowledge of EBC, there is and has been no presence, release or threat of release of Hazardous Substances at, on, under or affecting (A) any of the properties currently owned, leased or operated by EBC or any of the Subsidiaries or, during the period of EBC’s or the Subsidiaries’ ownership, lease or operation thereof, formerly owned, leased or operated by EBC or any of the Subsidiaries, or (B) any location at which Hazardous Substances are present for which EBC or any of the Subsidiaries is or is allegedly liable, under conditions in the case of either clauses (A) or (B) that would reasonably be expected to result in a liability or obligation to EBC or any of the Subsidiaries, or, as EBC and the Subsidiaries are currently operated, adversely affect the revenues of EBC or any of the Subsidiaries; (iii) EBC and the Subsidiaries have obtained and are and have been in compliance, in all material respects, with all, and have not violated any, required Environmental Permits; (iv) there are no written claims pending or, to the knowledge of EBC, threatened against EBC or any of the Subsidiaries alleging violations of or liability or obligations under any Environmental Law or otherwise concerning the presence or release of Hazardous Substances; and (v) none of EBC or any of the Subsidiaries has received any written notice of, is a party to, or, to the knowledge of EBC, is reasonably likely to be affected by any proceedings, any investigations or any agreements concerning such matters. EBC has provided to Coconut Palm a copy of all material studies, audits, assessments or investigations concerning compliance with, or liability or obligations under, Environmental Law affecting EBC or any Subsidiary that is in the possession or, to the knowledge of EBC, control of EBC or any Subsidiary.
      (b) For purposes of this Agreement:

(i) “Environmental Laws” means any Laws (including common law) of the United States federal, state, local, non-United States, or any other Governmental Authority, relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment or human health and safety as affected by Hazardous Substances or materials containing Hazardous Substances.

(ii) “Environmental Permits” means any permit, license registration, approval, notification or any other authorization pursuant to Environmental Law.

(iii) “Hazardous Substances” means (A) those substances, materials or wastes defined as toxic, hazardous, acutely hazardous, pollutants, contaminants, or words of similar import, in or regulated under the following United States federal statutes and any analogous state statutes, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) polychlorinated

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biphenyls, asbestos, molds that could reasonably be expected to adversely affect human health, urea formaldehyde foam insulation and radon; and (E) any substance, material or waste regulated by any Governmental Authority pursuant to, or that would reasonably be expected to result in liability under, any Law in addition to those identified in (A) above the primary purpose of which is the protection of the environment or human health and safety as affected by environmental media.

      Section 3.16     Material Contracts.
      (a) Section 3.16(a) of the EBC Disclosure Schedule contains a list of the following Contracts to which EBC or any Subsidiary is a party or by which EBC or any Subsidiary or any of their respective properties or assets are bound or affected as of the date hereof:

(i) any lease of real or personal property providing for annual rentals of $25,000 or more;

(ii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable without material penalty on 90 days notice by EBC or the Subsidiaries and that provides for or is reasonably likely to require either (A) annual payments to or from EBC and the Subsidiaries of $50,000 or more, or (B) aggregate payments to or from EBC and the Subsidiaries of $50,000 or more;

(iii) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iv) any Contract (other than among consolidated Subsidiaries) under which Indebtedness is outstanding or may be incurred or pursuant to which any property or asset is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of Indebtedness or the incurrence of Liens or restricting the payment of dividends or the transfer of any Property (except, with respect to the transfer of Leased Properties, restrictions contained in the Lease Documents). “Indebtedness” means (A) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured (excluding trade payables arising in the Ordinary Course of Business), (B) obligations under conditional sale or other title retention Contracts relating to purchased property, (C) capitalized lease obligations, (D) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (E) guarantees of any of the foregoing of any other person (to the extent such additional guaranteed Indebtedness is not included within the determination of EBC’s Indebtedness pursuant to any of the preceding provisions (A) — (D)).

(v) any Contract which would be required to be filed as an exhibit to EBC’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”) if EBC were a reporting company thereunder ;

(vi) any Contract that purports to limit in any material respect the right of EBC or the Subsidiaries (A) to engage in any line of business, or (B) to compete with any person or operate in any location;

(vii) any Contract to which EBC or any of its Subsidiaries has continuing indemnification obligations or potential liability under any purchase price adjustment;

(viii) any Contract providing for the sale or exchange of, or option to sell or exchange, any Property, or for the purchase or exchange of, or option to purchase or exchange, any real estate;

(ix) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (viii) of this Section 3.16(a)) or capital stock or other equity interests of another person;

(x) any Contract pursuant to which EBC or any of the Subsidiaries manages any real property;

(xi) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Properties, under which EBC or any of the Subsidiaries has, or expects to incur, an obligation in excess of $50,000 in the aggregate;

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(xii) any advertising or other promotional Contract providing for payment by EBC or any Subsidiary of $50,000 or more;

(xiii) any license, royalty or other Contract concerning Intellectual Property which is material to EBC and the Subsidiaries; and

(xiv) any Contract (other than Contracts referenced in clauses (i) through (xiii) of this Section 3.16(a)) which by its terms calls for payments by EBC and the Subsidiaries in excess of $50,000.
(the Contracts described in clauses (i) through (xiv) and those required to be identified in Sections 3.11(b), 3.12(b) and 3.16(c) of the EBC Disclosure Schedule, in each case together with all exhibits and schedules thereto being, the “Material Contracts”).
      (b)(i) Neither EBC nor any Subsidiary is and, to EBC’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract, (ii) none of EBC or any of the Subsidiaries have received any claim of default or notice of cancellation under any such agreement, and (iii) to EBC’s knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. EBC has made available to Coconut Palm true and complete copies of all Material Contracts, including any amendments thereto.
      (c) There are no Contracts or transactions between EBC or any Subsidiary, on the one hand, and any (i) officer or director of EBC or any Subsidiary, (ii) record or beneficial owner of five percent or more of the voting securities of EBC, or (iii) associate (as defined in Rule 12b-2 under the Exchange Act) or affiliate of any such officer, director or record or beneficial owner, on the other hand, except those of a type available to employees generally, other than as set forth on Section 3.16(c) of the Disclosure Schedule. After the Closing, EBC shall have the option to continue to use any facility owned by the foregoing parties.
      (d) Accounts Receivable. The accounts receivable of EBC, as of the Most Recent Fiscal Month End, taken as a whole, are properly reflected on the books and records of EBC in accordance with GAAP consistently applied, are validly and legally binding, and arose in the Ordinary Course of Business from bona fide transactions. Except as set forth in Section 3.16(d) of the Disclosure Schedule, such accounts receivable are current and are reasonably expected to be collected within six months of the date hereof without set off or counterclaim, except to the extent of any bad debt reserve as of the applicable date.
      (e) Guarantees. Except as set forth on Section 3.16(e) of the EBC Disclosure Schedule, EBC is not a guarantor or otherwise responsible for any liability or obligation (including Indebtedness) of any other Person (excluding any Subsidiary or Affiliate).
      (f) Banks and Depositories. Section 3.16(f)of the Disclosure Schedule sets forth: (i)a list of the name and address of each bank, savings and loan or other financial institution in which EBC has an account or safe deposit box; (ii)the identity of each such account or safe deposit box; (iii)the names of all Persons authorized to draw on each account and to have access to each safe deposit box; and (iv)the number of signatures required for any withdrawals therefrom.
      (g) Customer Lists and Recurring Revenue. Section 3.16(g) of the EBC Disclosure Schedule is a true correct and complete list of the largest twenty (20) existing customers (collectively, the “Customers”) of EBC (based on fiscal year 2005 gross revenues) who have entered into valid and enforceable agreements with EBC and who in aggregate represent approximately 10.23% of fiscal year 2005 gross revenues. True, correct and complete copies of such agreements have been furnished by EBC to Coconut Palm. No customer of EBC as of the date of this agreement accounts for more than 5.00% of EBC’s annual revenue.
      (h)     Names; Prior Acquisitions; Business Locations. All names under which EBC does business as of the date hereof are specified on Section 3.16(h) of the Disclosure Schedule. Except as set forth on Section 3.16(h) of the EBC Disclosure Schedule, during the five (5) year period preceding the date of this Agreement, EBC and its Subsidiaries have not changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief

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executive office, within the past three years. As of the date hereof, EBC and its Subsidiaries have no office or place of business other than as identified on Section 3.16(h) of the EBC Disclosure Schedule and EBC’s principal places of business and chief executive offices are indicated on Section 3.16(h) of the EBC Disclosure Schedule, and, except for equipment leased to customers in the Ordinary Course of Business, all locations where the equipment, inventory, chattel paper and books and records of EBC is located as of the date hereof are fully identified on Section 3.16(h) of the EBC Disclosure Schedule.
      Section 3.17     Insurance. Section 3.17 of the EBC Disclosure Schedule sets forth a complete and correct list of all material insurance policies owned or held by EBC and each Subsidiary, true and complete copies of which have been made available to Coconut Palm. With respect to each such insurance policy: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither EBC nor any Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (c) to the knowledge of EBC, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (d) no notice of cancellation or termination has been received; and (e) the policy is sufficient for compliance with all requirements of Law and of all Contracts to which EBC or the Subsidiaries are parties or otherwise bound.
      Section 3.18     FCC Representation. The licenses comprising the FCC License are set forth in Section 3.06 of the EBC Disclosure Schedule. EBC will use all commercially reasonable efforts to obtain any approvals or provide any notices required under the FCC License as a result of this Agreement and to its knowledge has no reason to believe that the FCC will not provide the requisite approval.
      Section 3.19     Board Approval; State Antitakeover Statutes and EBC Rights Agreement; Vote Required.
      (a)     The EBC Board, by resolutions duly adopted at a meeting duly called and held, has duly approved this Agreement. The EBC Board shall take action to direct that this Agreement be submitted for consideration by EBC’s shareholders at the EBC Shareholders’ Meeting.
      (b)     EBC has taken all actions necessary to ensure that (i) except with respect to any requirements of the FCC or the HSR Act, no antitakeover statute or antitakeover regulation enacted under state or federal laws in the United States (including any Section under the ABCA) applicable to EBC shall be applicable to this Agreement, the Merger or the other Transactions contemplated by the Agreement, and (ii) no shareholder agreement, buy-sell agreement, voting agreement or similar agreement involving EBC and/or the Major EBC Shareholders will prevent the Transactions.
      (c)     The only vote of the holders of any class or series of capital stock or other securities of EBC necessary to approve this Agreement, the Merger and the other Transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of EBC Class A Common Stock, Class B Common Stock and the Preferred Stock in favor of the approval and adoption of this Agreement, the Merger and the other Transactions, provided however, that, based on the existence of a possible director conflict of interest, as described in Section 4-27-831 of the ABCA, the vote of a majority of the shares of EBC Class A Common Stock held by disinterested parties (i.e., those shares not owned by or voted under the control of any of the Persons listed on attached Schedule 3.19(c) of the EBC Disclosure Schedule or their respective Affiliates) are required to approve and ratify this Agreement, the Merger and the Transactions in order for either EBC or the Surviving Corporation to avail itself of the protection provided in ABCA Section 4-27-831 in the event of a claim against either EBC or the Surviving Corporation due to alleged director conflict of interest (the “EBC Shareholder Approval”).
      Section 3.20     Interested Party Transactions. Except as set forth at Section 3.16(a) of the EBC Disclosure Schedule, no event has occurred that would be required to be reported by EBC pursuant to Item 404 of Regulation S-K promulgated by the SEC. Except as set forth at Section 3.20 of the EBC Disclosure Schedule, no director, executive officer or “associate” (as such terms are defined in Rule 12b-2 under the Exchange Act) of EBC or any of its Subsidiaries, or record or beneficial owner of the securities of

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EBC, owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (i) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of EBC or any of its Subsidiaries, (ii) participating in any material transaction to which EBC or any of its Subsidiaries is a party, or (iii) otherwise a party to any EBC Material Contract, arrangement or understanding with EBC or any of its Subsidiaries, other than with respect to at-will employment arrangements, written employment arrangements or Plans, all as described in the Schedules hereto.
      Section 3.21     Other Transactions. EBC acknowledges that nothing contained within this Agreement shall prevent Coconut Palm, prior to Closing and with the prior written consent of EBC, from issuing equity pursuant in a private placement in accordance with applicable Law.
      Section 3.22     Investment. EBC and the Major EBC Shareholders have had an opportunity to obtain all information regarding Coconut Palm and its securities issued hereunder as they deem necessary. EBC and the Major EBC Shareholders have not relied on any forward-looking projections or estimates provided by Coconut Palm or its Representatives.
      Section 3.23     Bank Accounts. Section 3.16(f) of the EBC Disclosure Schedule lists all of the bank accounts, safe deposit boxes and lock boxes used by EBC and its Subsidiaries (designating each authorized signatory). Except as set forth on Section 3.16(f) of the EBC Disclosure Schedule, none of EBC or any Subsidiary has granted a power of attorney with respect to such bank accounts to any Person which has not been terminated.
      Section 3.24     Brokers. Except for EBC’s obligations to the Lakeside Group, LLC in the amount set forth at Section 3.24 of the EBC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of EBC.
      Section 3.25     Agreement Regarding EBC Disclosures. Except for Sections 3.03 (capitalization), and 3.10 (Litigation), to the extent that any disclosure item or information of EBC or any Subsidiary is included at any Section of the EBC Disclosure Schedule, such item or information shall be deemed to have been properly disclosed for all purposes of the Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF COCONUT PALM
      Coconut Palm hereby, represents and warrants to EBC that:
      Section 4.01     Corporate Organization. Coconut Palm is a corporation duly organized, validly existing and in good standing under the laws of State of Delaware.
      Section 4.02     Certificate of Incorporation and Bylaws. Coconut Palm has heretofore made available to EBC a complete and correct copy of the Certificate of Incorporation and Bylaws of Coconut Palm. Such Certificate of Incorporation and Bylaws are in full force and effect. Coconut Palm is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.
      Section 4.03     Authority Relative to This Agreement; Enforceability. Coconut Palm has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Coconut Palm and the consummation by Coconut Palm of the Transactions has been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Coconut Palm are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Coconut Palm and, assuming due authorization, execution and delivery by EBC and the Major EBC Shareholders, constitutes a legal, valid and binding obligation of Coconut Palm, enforceable against Coconut Palm in accordance with its terms, subject to the effect of any applicable

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bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.
      Section 4.04     No Conflict; Required Filings and Consents.
      (a)     The execution and delivery of this Agreement by Coconut Palm does not, and the performance of this Agreement by Coconut Palm and the consummation by Coconut Palm of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Coconut Palm, (ii) conflict with or violate any Law applicable to Coconut Palm or by which any property or asset is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Coconut Palm pursuant to, any contract to which Coconut Palm is a party or by which Coconut Palm or any property or asset of Coconut Palm is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Coconut Palm from performing its obligations under this Agreement.
      (b)     The execution and delivery of this Agreement by Coconut Palm does not, and the performance of this Agreement by Coconut Palm and the consummation by Coconut Palm of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements under the Securities Act and the Exchange Act, (ii) the filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which EBC or any of the Subsidiaries is qualified to do business, (iii) applicable requirements with the FCC under the Communications Act and any applicable state or federal laws, approvals of applications, or notices governing the purchase of an entity with a FCC license, (iv) the notification requirements of the HSR Act, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Coconut Palm from performing its material obligations under this Agreement.
      Section 4.05     Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Coconut Palm, threatened, against Coconut Palm or any of its affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the Transactions. As of the date of this Agreement, neither Coconut Palm nor any of its affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the officers of Coconut Palm, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the Transactions.
      Section 4.06     Brokers. Except for Coconut Palm’s obligations to Morgan Joseph, Royal Palm Capital Partners, LLP and Ernst & Young Transaction Advisory Services in the amounts set forth at Section 4.06 of the disclosure schedule provided by Coconut Palm (the “Coconut Palm Disclosure Schedule”) (which shall be delivered upon execution of this Agreement), Coconut Palm has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. Coconut Palm acknowledges and confirms that no portion of such fees should be payable from the Trust Fund.
      Section 4.07     Trust Fund. As of the date hereof and at the Closing Date, Coconut Palm has and will have no less than $63,120,589 invested in a trust account with Smith Barney, a division of Citigroup Global Markets, Inc., administered by Continental Share Transfer & Trust Company, as trustee (the “Trust Fund”), less such amounts, if any, as Coconut Palm is required to pay to stockholders who elect to have their shares converted to cash in accordance with the provisions of Coconut Palm’s Certificate of Incorporation. From and after the Effective Time, the monies comprising the Trust Fund shall be subject to no further restrictions regarding their use (except as provided in Section 6.21 of this Agreement) and, in accordance with the provisions of Section 7.03(n), Coconut Palm shall make appropriate arrangements with

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Continental Share Transfer & Trust Company, as trustee to have the Trust Fund dispersed to Coconut Palm immediately upon the Closing.
      Section 4.08     Compliance. Coconut Palm has complied with, is not in violation of, any applicable law, rule, regulation or order with respect to the conduct of its business or activities, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to result in a Coconut Palm Material Adverse Effect. Coconut Palm is not in default or violation of any term, condition or provision of its governing documents. No written notice of non-compliance with any applicable law, rule, regulation or order has been received by Coconut Palm.
      Section 4.09     Capitalization; Shareholders; Books and Records.
      (a)     The authorized capital stock of Coconut Palm consists of 50,000,000 shares of authorized Common Stock, and 1,000,000 shares of authorized Preferred Stock, par value $.0001 per share.
      (b)     14,000,000 shares of Common Stock, are issued and outstanding, all of which are validly issued, fully paid and nonassessable and are free of preemptive (or similar) rights. No shares of Common Stock are held in the treasury of Coconut Palm. An aggregate of 25,000,000 shares of Common Stock are issuable upon exercise of outstanding Coconut Palm warrants with exercise prices and vesting schedules as set forth in Section 4.10 of the Coconut Palm Disclosure Schedule. Except as disclosed at Section 4.10 of Coconut Palm Disclosure Schedule, there are no (i) options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Coconut Palm or any Subsidiary or obligating Coconut Palm or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Coconut Palm or any Subsidiary, (ii) voting securities of Coconut Palm or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of Coconut Palm, or (iii) equity equivalents, interests in the ownership or earnings of Coconut Palm or any Subsidiary or similar rights. There are no outstanding contractual obligations of Coconut Palm or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Coconut Palm’s capital stock or any capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other person. Except as disclosed in the Coconut Palm SEC Reports, Coconut Palm is not a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of Coconut Palm or any other Contract relating to disposition, voting or dividends with respect to any equity securities of Coconut Palm.
      (c)     The Coconut Palm Common Stock and the Coconut Palm Series A Convertible Non-Voting Preferred Stock issued hereunder shall be when issued duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive (or similar) rights, free and clear of all options, rights of first refusal, agreements, limitations on voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever (save and except (i) restrictions imposed under applicable federal and state securities laws, or (ii) as otherwise disclosed in Coconut Palm’s Certificate of Incorporation including its Certificate of Designation for the Series A Convertible Non-Voting Preferred Stock).
      Section 4.10     SEC Filings; Financial Statements. Coconut Palm has made available to EBC a correct and complete copy of each report, registration statement and definitive proxy statement, and each amendment thereto, filed by Coconut Palm with the SEC (the “Coconut Palm SEC Reports”), which are all of the forms, reports and documents required to be filed by Coconut Palm with the SEC prior to the date of this Agreement. The Coconut Palm SEC Reports were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Coconut Palm SEC Reports, and did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each set of financial statements (including, in each case, any related notes thereto) contained in the Coconut Palm SEC Reports, including each Coconut Palm SEC Report filed after the date hereof until the Closing, complied or will comply in all

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material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except in the case of unaudited statements, do not contain footnotes) and each fairly presents or will fairly present in all material respects the financial position of Coconut Palm at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have or result in a Coconut Palm Material Adverse Effect.
      Section 4.11     Information Supplied. None of the information included or incorporated by reference in the proxy statement used by Coconut Palm to obtain Coconut Palm Shareholder Approval will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
      Section 4.12     Undisclosed Liabilities. Except as set forth at Section 4.12 of the Coconut Palm Disclosure Schedule, Coconut Palm does not have any liabilities or obligations, whether accrued, absolute, contingent or otherwise, except: (i) to the extent reflected in the Coconut Palm SEC Reports and not heretofore paid or discharged; (ii) liabilities incurred in the Ordinary Course of Business consistent in all material respects with past practice since September 30, 2005 (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding); (iii) normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material in the aggregate, and (iv) liabilities incurred in the Ordinary Course of Business since September 30, 2005 which, in accordance with GAAP consistently applied, were not recorded thereon.
      Section 4.13     Absence of Certain Changes or Events. Except as set forth at Section 4.14 of Coconut Palm Disclosure Schedule, since February 28, 2006, there has not been any event, circumstance, change, development or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Coconut Palm Material Adverse Effect. Since February 28, 2006, and prior to the date of this Agreement, except as expressly contemplated by this Agreement or as disclosed in the Coconut Palm SEC Reports, (a) Coconut Palm and the Subsidiaries have conducted their businesses and activities only in the Ordinary Course of Business and in a manner consistent in all material respects with past practice, and (b) Coconut Palm has not:

(i) amended or otherwise changed its Certificate of Incorporation or Bylaws or similar organizational documents;

(ii) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iii) reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its capital stock;

(iv) increased the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and in a manner consistent with past practice, or granted any severance or termination pay to, or entered into any employment, bonus, change of control or severance agreement with, any director or officer or, except in the Ordinary Course of Business in a manner consistent in all material respects with past practice, any other employee of Coconut Palm;

(v) to Coconut Palm’s knowledge, suffered any damage, destruction or loss (whether or not covered by insurance), other than in the Ordinary Course of Business;

(vi) made any change in financial or Tax accounting methods or practices materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP;

(vii) made any acquisition or disposition of any material real property or any portion of its business;

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(viii) made any material tax election or settled or compromised any material United States federal, state or local income tax liability; or

(ix) announced an intention, entered into any formal or informal agreement or otherwise made a commitment, to do any of the foregoing.
      Section 4.14     Restrictions on Business Activities. Except as disclosed in the Coconut Palm’s SEC Reports, there is no agreement, commitment, judgment, injunction, order or decree binding upon Coconut Palm or to which Coconut Palm is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Coconut Palm, any acquisition of property by Coconut Palm or the conduct of business by Coconut Palm as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have, a Coconut Palm Material Adverse Effect.
      Section 4.15     Intellectual Property. Coconut Palm does not own, license or otherwise have any right, title or interest in any material intellectual property other than common law usage rights with respect to the name “Coconut Palm Acquisition Corp.”
      Section 4.16     Material Contracts.
      (a)     Except as disclosed in Coconut Palm’s SEC Reports, Coconut Palm is not a party to:

(i) any lease of real or personal property providing for annual rentals of $25,000 or more;

(ii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable without material penalty on 90 days notice by Coconut Palm or Merger Sub and that provides for or is reasonably likely to require either (A) annual payments to or from Coconut Palm and/or Merger Sub of $50,000 or more, or (B) aggregate payments to or from Coconut Palm and/or Merger Sub of $50,000 or more;

(iii) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture owned by Coconut Palm;

(iv) any Contract under which Indebtedness is outstanding or may be incurred or pursuant to which any property or asset is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of Indebtedness or the incurrence of Liens or restricting the payment of dividends or the transfer of any property;

(v) any Contract which would be required to be filed as an exhibit to Coconut Palm’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”);

(vi) any Contract that purports to limit in any material respect the right of Coconut Palm (A) to engage in any line of business, or (B) to compete with any person or operate in any location;

(vii) any Contract to which Coconut Palm has continuing indemnification obligations or potential liability under any purchase price adjustment;

(viii) any Contract providing for the sale or exchange of, or option to sell or exchange, any Property, or for the purchase or exchange of, or option to purchase or exchange, any real estate;

(ix) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person;

(x) any advertising or other promotional Contract providing for payment by Coconut Palm of $50,000 or more;

(xi) any license, royalty or other Contract concerning Intellectual Property which is material to Coconut Palm; and

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(xii) any Contract (other than Contracts referenced in clauses (i) through (xiii) of this Section 4.16(a)) which by its terms calls for payments by Coconut Palm in excess of $50,000.
(the Contracts described in clauses (i) through (xiv), in each case together with all exhibits and schedules thereto being, the “Coconut Palm Material Contract(s)”).
      (b)     (i) Coconut Palm is not and, to Coconut Palm’s knowledge, no other party is in breach or violation of, or default under, any Coconut Palm Material Contract, (ii) none of Coconut Palm have received any claim of default or notice of cancellation under any such agreement, and (iii) to Coconut Palm’s knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Coconut Palm Material Contract (in each case, with or without notice or lapse of time or both). Each Coconut Palm Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. Coconut Palm has made available to EBC (directly or through access to Coconut Palm’s SEC Reports) true and complete copies of all Coconut Palm Material Contracts, including any amendments thereto.
      (c)     There are no Contracts or transactions between Coconut Palm and any (i) officer or director of Coconut Palm, (ii) record or beneficial owner of five percent or more of the voting securities of Coconut Palm, or (iii) associate (as defined in Rule 12b-2 under the Exchange Act) or affiliate of any such officer, director or record or beneficial owner, on the other hand, except those of a type available to employees generally, other than as set forth in Coconut Palm’s SEC Reports.
      (d)     Guarantees. Except as disclosed in Coconut Palm’s SEC Reports, Coconut Palm is not a guarantor or otherwise responsible for any liability or obligation (including indebtedness) of any other Person.
      Section 4.17     Insurance. Except for directors’ and officers’ liability insurance, Coconut Palm does not maintain any insurance policies.
      Section 4.18     Indebtedness. Coconut Palm has no indebtedness for borrowed money.
      Section 4.19     Survival of Representations and Warranties. The representations and warranties of Coconut Palm set forth in this Agreement shall not survive the Closing.
      Section 4.20     Taxes. Coconut Palm (i) has timely filed or caused to be filed or will timely file or cause to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects; and (ii) have timely paid or will timely pay all amounts of Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which Coconut Palm has set aside adequate reserves in accordance with GAAP. All amounts of Taxes required to have been withheld by or with respect to Coconut Pam have been or will be timely withheld and remitted to the applicable taxing authority.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
      Section 5.01     Conduct of Business by EBC Pending the Merger. EBC agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the EBC Disclosure Schedule, the businesses of EBC and the Subsidiaries shall be conducted only in, and EBC and the Subsidiaries shall not take any action except in, the Ordinary Course of Business and in compliance in all material respects with applicable Law, and EBC shall, and shall cause each of the Subsidiaries to, preserve intact the business organization of EBC and the Subsidiaries, to preserve the assets and properties of EBC and the Subsidiaries in good repair and condition, to maintain and protect rights in material Intellectual Property used in the business of EBC and the Subsidiaries and to preserve the current relationships of EBC and the Subsidiaries with customers, suppliers and other persons with which EBC or any Subsidiary has material business relations, in each case in the Ordinary Course of Business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the EBC Disclosure Schedule, EBC agrees that neither EBC nor any Subsidiary shall, between the date of this Agreement and

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the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Coconut Palm, which consent shall not be unreasonably withheld, conditioned or delayed:
      (a)     amend or otherwise change its Articles of Incorporation, Bylaws or other similar organizational documents;
      (b)     issue, sell, pledge, dispose of, grant, encumber, or otherwise subject to any Lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of or subjection to such Lien, (i) any shares of any class of capital stock of EBC or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of EBC or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on the date of this Agreement and granted under EBC Stock Option Plans as in effect on the date of this Agreement in the Ordinary Course of Business and in a manner consistent with past practice), or (ii) any Properties or other assets of EBC or any Subsidiary, except assets (other than Properties) that are not material in the Ordinary Course of Business and in a manner consistent with past practice;
      (c)     declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends or other distributions by any Subsidiary only to EBC or any direct or indirect wholly owned Subsidiary;
      (d)     reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of EBC or any Subsidiary;
      (e)     (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization (or any division thereof) or any property or asset, except assets (other than real property) in the Ordinary Course of Business and in a manner consistent with past practice; (ii) authorize, or make any commitment with respect to, any capital expenditure, other than maintenance expenditures at existing Properties in the Ordinary Course of Business and consistent with past practice; (iii) enter into any new line of business; or (iv) make investments in persons other than existing Subsidiaries;
      (f)     (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees, except for increases in compensation in the Ordinary Course of Business and in a manner consistent with past practice, pursuant to written compensation plans in effect on or before the date hereof; (ii) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any current or former director, officer or other employee of EBC or of any Subsidiary; (iii) establish, adopt, enter into, terminate or amend any Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement for the benefit of any director, officer or employee except as required by Law; (iv) loan or advance any money or other property to any current or former director, officer or employee of EBC or the Subsidiaries; or (v) grant any equity or equity based awards (provided that equity awards may be transferred in accordance with the terms of the applicable plan document or agreement);
      (g)     make any change (or file for such change) in any method of Tax accounting;
      (h)     make, change or rescind any material Tax election, file any amended Tax Return, except as required by applicable Law, enter into any closing agreement relating to Taxes, waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business) or settle or compromise any material United States federal, state or local income Tax liability, audit, claim or assessment, or surrender any right to claim for a Tax Refund;
      (i)     (except with respect to (x) those matters described at Section 3.10 of the EBC Disclosure Schedule which EBC may pay, discharge, waive, settle or satisfy in its sole discretion up to the amounts set forth in Section 3.10 of the EBC Disclosure Schedule, and (y) any other payment, discharge, settlement or compromise that would not result in EBC’s Indebtedness exceeding the EBC Maximum Indebtedness), pay,

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discharge, waive, settle or satisfy any claim, liability or obligation that is not an Action, other than the payment, discharge, waiver, settlement or satisfaction, in the Ordinary Course of Business and consistent with past practice;
      (j)     (except with respect to (x) those Actions described at Section 3.10 of the EBC Disclosure Schedule which EBC may prosecute, settle or compromise in its sole discretion up to the amounts set forth in Section 3.10 of the EBC Disclosure Schedule, and (y) any other payment, discharge, settlement or compromise that would not result in EBC’s Indebtedness exceeding the EBC Maximum Indebtedness), waive, release, assign, settle or compromise any pending or threatened Action;
      (k)     other than in the Ordinary Course of Business, (i) enter into, amend, modify or consent to the termination of (other than a termination in accordance with its terms) any Material Contract, or (ii) amend, waive, modify or consent to the termination of (other than a termination in accordance with its terms) EBC’s or any Subsidiary’s rights thereunder;
      (l)     make any expenditure in connection with any advertising or marketing, other than in the Ordinary Course of Business and in a manner consistent with past practice;
      (m)     fail to maintain in full force and effect the existing insurance policies covering EBC and the Subsidiaries and their respective properties, assets and businesses;
      (n)     enter into, amend, modify or consent to the termination of any Contract that would be a Material Contract or transaction that would be required to be set forth in Section 3.16(c) of the EBC Disclosure Schedule if in effect on the date of this Agreement;
      (o)     effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988;
      (p)     initiate or consent to any material zoning reclassification of any Owned Real Property or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any Owned Real Property;
      (q)     except as may be required pursuant to the terms of any specific existing Indebtedness, repurchase, repay or incur any Indebtedness (other than in connection with letters of credit in the Ordinary Course of Business), or issue any debt securities or assume or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the Ordinary Course of Business and consistent with past practice; or
      (r)     announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
      Section 5.02     Exclusivity. Without limiting the other provisions of this Agreement, in order to induce Coconut Palm and EBC to continue to commit to expend their resources and money in furtherance of the Transactions described herein, and to enter into this Agreement, from the date hereof until the earlier of (i) May 27, 2006, or (ii) the date this Agreement shall terminate in accordance with its terms (the “Exclusivity Period”), neither Coconut Palm, EBC, its Subsidiaries, nor the Major EBC Shareholders shall, directly or indirectly, solicit or initiate discussions with, enter into negotiations or agreements with, or furnish any information about themselves, or otherwise assist, facilitate or encourage, any Person or group (other than parties to this Agreement, or their authorized representatives) concerning any proposal for a merger, sale or purchase of substantial assets, sale or purchase of shares of capital stock or other securities, recapitalization or other business combination transaction involving Coconut Palm, EBC or its Subsidiaries on the one hand and any third party on the other hand. Each party will instruct its officers, directors, employees, advisors, affiliates, counsel and agents (collectively, the “Representatives”) not to take any action contrary to the provisions of the previous sentence. Each party shall immediately halt any discussions with any third party regarding any transaction that would be inconsistent with these exclusivity provisions or that would interfere with, prevent or delay the consummation of the Transactions. During the Exclusivity Period, EBC will notify Coconut Palm immediately in writing if EBC becomes aware that any inquiries or proposals are received by,

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any information is requested from, or any negotiations or discussions are sought to be initiated with, EBC or its Subsidiaries as described above.
      Section 5.03     Access to Information; Confidentiality.
      (a)     Except as otherwise prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof or would be reasonably expected to violate any attorney-client privilege, from the date of this Agreement until the Effective Time, EBC shall (and shall cause the Subsidiaries to): (i) provide to Coconut Palm and to the Representatives of Coconut Palm reasonable access, during normal business hours and upon reasonable prior notice by Coconut Palm, to the officers, employees, agents, properties, offices and other facilities of EBC and the Subsidiaries and to the books and records thereof, and (ii) furnish promptly to Coconut Palm such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of EBC and the Subsidiaries as Coconut Palm or its Representatives may reasonably request. Without limiting the foregoing, Coconut Palm and its Representatives shall have the right to conduct appraisal and environmental and engineering inspections of each of EBC’s properties. In the event any access to information is prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof or would be reasonably expected to violate any attorney-client privilege, EBC shall inform Coconut Palm of the nature of such information and provide a summary of such information.

(b) Except as otherwise prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof or would be reasonably expected to violate any attorney-client privilege, from the date of this Agreement until the Effective Time, Coconut Palm shall: (i) provide to EBC and to the Representatives of EBC reasonable access, during normal business hours and upon reasonable prior notice by EBC, to the officers, employees, agents, properties, offices and other facilities of Coconut Palm and to the books and records thereof, and (ii) furnish promptly to EBC such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of Coconut Palm as EBC or its Representatives may reasonably request. In the event any access to information is prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof or would be reasonably expected to violate any attorney-client privilege, Coconut Palm shall inform EBC of the nature of such information and provide a summary of such information.
      No investigation pursuant to this Section 5.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.
      Section 5.04     Conduct of Business by Coconut Palm Pending the Merger. Coconut Palm agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly: (a) take any action to cause its representations and warranties set forth in Article IV to be untrue in any material respect; (b) take any action that would reasonably be likely to materially delay the consummation of the Transactions, in breach of this Agreement; or (c) amend or otherwise change its Certificate of Incorporation or Bylaws without the consent of EBC, which consent shall not be unreasonably withheld.
      Section 5.05     Reporting Requirements. EBC will deliver to Coconut Palm:
      (a)     within thirty (30) days after the end of each month, consolidated and consolidating unaudited balance sheets and statements of income for EBC, prepared in accordance with GAAP, and comparing such financial position and results of operations against the same periods for the prior year; and
      (b)     within five (5) days after Coconut Palm’s request, such other information respecting the financial condition, operations, receivables, new inventory, machinery or equipment, Contracts, business or any similar information requested of EBC as Coconut Palm may from time to time reasonably request in connection with its continuing due diligence investigation of EBC and its Subsidiaries.
      Section 5.06     Notice of Developments. Each party shall provide prompt written notice to the other parties hereto of any material adverse development causing a breach of its own representations and warranties contained herein. No disclosure by any party pursuant to this Section 5.06, however, shall be deemed to amend or supplement the party’s Disclosure Schedules or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant; provided, however, that Coconut Palm hereby acknowledges that the

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complete EBC Disclosure Schedule shall be delivered within the timeframe provided in Section 7.02(n), and any disclosure set forth on such schedule shall completely amend and supplement any prior version of the EBC Disclosure Schedule.
ARTICLE VI
ADDITIONAL AGREEMENTS
      Section 6.01     EBC Shareholders’ Meeting. The EBC Board shall or shall cause to occur (i) duly call, give notice of, convene and hold a meeting of its shareholders in accordance with applicable Law to be held in Little Rock, Arkansas (the “EBC Shareholders’ Meeting”), as promptly as practicable after the date of receipt of this Agreement, for the purpose of obtaining EBC Shareholder Approval, and (ii) direct that this Agreement be submitted for consideration by EBC’s shareholders at the EBC Shareholders’ Meeting. Unless this Agreement shall have been terminated in accordance with Section 8.01, the EBC shall hold the EBC Shareholders’ Meeting in any event within seventy-five (75) days from the date hereof. The EBC Board shall use all commercially reasonable efforts to solicit and obtain the EBC Shareholder Approval in accordance with the ABCA and EBC’s Articles of Incorporation. Notwithstanding any other provision of this Agreement, the parties acknowledge that, based on the existence of a possible conflict of interest for the purposes of Section 4-27-831 of the ABCA, the EBC Board will withhold any recommendation to the EBC Shareholders regarding the Merger.
      Section 6.02     Voting Agreement. Univision, Henry Luken, III, Sycamore, and Arkansas Media, LLC, and any entities controlled by any of them which are shareholders of EBC, shall have executed a Voting Agreement in substantially the form of Exhibit F, to be effective as of the date of this Agreement.
      Section 6.03     Registration Statement; Coconut Palm Stockholders’ Meeting.
      (a)     As soon as is reasonably practicable after receipt by Coconut Palm from EBC of all financial and other information relating to EBC as Coconut Palm may reasonably request for its preparation, Coconut Palm shall prepare and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, a Registration Statement on Form S-4 (or similar Form of Registration Statement) with respect to shares of Coconut Palm Common Stock and Preferred Stock (and Common Stock issuable upon conversion thereof) to be issued in the Merger (the “Registration Statement”), which shall include proxy materials for the purpose of soliciting proxies from current holders of Coconut Palm Common Stock to vote in favor of (i) the adoption of this Agreement and the approval of the Merger, (ii) the change of the name of Coconut Palm to a name mutually acceptable to Coconut Palm and EBC (the “Name Change Amendment”), (iii) an amendment to the Certificate of Incorporation of Coconut Palm to provide for (A) an increase in the number of authorized shares of Coconut Palm authorized capital stock to able allow Coconut Palm to issue a sufficient number of shares of capital stock required under this Agreement, and (B) the Certificate of Designation for the Series A Convertible Non-Voting Preferred Stock, and (iv) adoption of the Coconut Palm Stock Option Plan. Such proxy materials shall be in the form of a prospectus/proxy statement to be used for the purpose of soliciting such proxies from holders of Coconut Palm Common Stock and also for the purpose of issuing Coconut Palm Common Stock to holders of EBC Common Stock and EBC Preferred Stock in connection with the Merger (the “Prospectus/ Proxy Statement”). EBC shall furnish to Coconut Palm all information concerning EBC as Coconut Palm may reasonably request in connection with the preparation of the Registration Statement. EBC and its counsel and Univision and its counsel shall be given an opportunity to review and comment on the Registration Statement prior to its filing with the SEC. Coconut Palm, with the assistance of EBC, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use all commercially reasonable efforts to cause the Registration Statement to be declared effective as promptly as practicable.
      (b)     Coconut Palm shall use commercially reasonable efforts to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Registration Statement, the solicitation of proxies thereunder, and the calling and holding of Coconut Palm Stockholders Meeting. Without limiting the foregoing, Coconut

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Palm shall ensure that the Prospectus/ Proxy Statement does not, as of the date on which it is distributed to the holders of Coconut Palm Common Stock, and as of the date of Coconut Palm Stockholders’ Meeting (defined below), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, except with respect to any information provided by EBC.
      (c)     The Coconut Palm Board shall duly call, give notice of, convene and hold a meeting of its stockholders in accordance with applicable Law (the “Coconut Palm Stockholders’ Meeting”), as promptly as practicable after the date of this Agreement, for the purpose of obtaining the requisite affirmative vote of the stockholders of Coconut Palm which shall include without limitation the approval of eighty percent (80%) of its institutional shareholders and a limit on the number of Coconut Palm stockholders that dissent and exercise conversion rights to receive cash (the “Coconut Palm Stockholder Approval”). Unless this Agreement shall have been terminated in accordance with Section 8.01, Coconut Palm shall hold Coconut Palm Shareholders’ Meeting in any event within 90 days from the date hereof or if the SEC reviews and comments upon the Registration Statement or Proxy Statement, then within 75 days following completion of each review process. Subject to the terms of this Agreement, the Coconut Palm Board shall (i) recommend to holders of Coconut Palm Common Stock that they adopt this Agreement, (ii) include such recommendation in the proxy statement solicited in connection with Coconut Palm Stockholders’ Meeting and (iii) use its best efforts to solicit and obtain Coconut Palm Stockholder Approval in accordance with the DGCL and Coconut Palm’s Certificate of Incorporation.
      (d)     Coconut Palm’s obligations under this Section 6.03 are subject to Coconut Palm’s Due Diligence Review and receipt of an appraisal and fairness opinion as provided herein.
      Section 6.04     Directors’ and Officers’ Indemnification.
      (a)     The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Articles of Incorporation of EBC, the Bylaws of EBC, respectively, which provisions shall not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of EBC or any of the Subsidiaries.
      (b)     After the Effective Time, Coconut Palm and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director and officer of EBC and each Subsidiary (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, occurring on or before the Effective Time, to the same extent as provided in the Certificate of Incorporation and Bylaws of EBC.
      Section 6.05     Management Stock Option Plan. Immediately following the Effective Date, Coconut Palm shall adopt a management stock option plan the terms and conditions of which, including without limitation the vesting schedule, shall be determined by Coconut Palm’s compensation committee (the “Management Stock Option Plan”). The Management Stock Option Plan shall provide for the reservation of stock options to purchase approximately Nine Million (9,000,000) shares of Coconut Palm Common Stock exercisable at fair market value to be granted to officers of Coconut Palm and the Surviving Corporation.
      Section 6.06     One-Time Management Incentive Plan. Immediately following the Effective Date, Coconut Palm shall establish a one-time management cash incentive plan to be funded to the extent Coconut Palm receives proceeds from the exercise of outstanding warrants of Coconut Palm up to a maximum of Eight Million Five Hundred Thousand Dollars ($8,500,000) (the “Management Incentive Plan”). The Management Incentive Plan shall provide that: (i) Larry Morton shall receive a bonus in the amount of $3,040,000, and Greg Fess shall receive a bonus of $500,000; (ii) RPCP Investments, LLLP shall receive Two

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Million Five Hundred Thousand Dollars ($2,500,000) of the $8,500,000 million; and (iii) the balance of the Management Incentive Plan, Two Million Four Hundred Eighty Thousand Dollars ($2,460,000), will be distributed to officers, directors or third party service providers and advisors of Coconut Palm and Surviving Corporation at the discretion of Coconut Palm’s compensation committee. If directed by the Board of Directors of the Surviving Corporation, in its sole discretion, the Management Incentive Plan may be used to fund the cashless exercise of options from the Management Stock Option Plan subject to adjustment for negative tax consequences borne by each participant. The parties acknowledge that the funding of the Management Incentive Plan is not guaranteed and is subject to Coconut Palm’s ability to redeem outstanding warrants following the Effective Time in accordance with the terms of such warrants.
      Section 6.07     Resignations. Coconut Palm shall obtain and deliver to EBC at the Closing evidence reasonably satisfactory to EBC of the resignation effective as of the Effective Time, of the directors of Coconut Palm. In addition, EBC shall obtain and deliver to Coconut Palm at the Closing, evidence reasonably satisfactory to Coconut Palm of the resignation as of the Effective Time of the directors of the Subsidiaries as designated by Coconut Palm to EBC at least 20 days prior to the Closing.
      Section 6.08     Employment and Consultancy Agreements. At Closing Coconut Palm will enter into: (i) an Employment Agreement with Mr. Larry Morton in the form provided in Exhibit G to this Agreement (the “Morton Employment Agreement”); (ii) an Employment Agreement with Mr. Greg Fess in the form provided in Exhibit H to this Agreement (the “Fess Employment Agreement”); and (iii) a Consultancy Agreement with Mr. Max Hooper in the form provided in Exhibit I (the “Consultancy Agreement”). The parties acknowledge that Coconut Palm and Surviving Corporation shall recruit and enter into an employment agreement with a new Chief Financial Officer of Coconut Palm and Surviving Corporation.
      Section 6.09     Management Services Agreement. At Closing Coconut Palm will enter into a Management Services Agreement with Royal Palm Capital Partners, LLP in the form provided in Exhibit J to this Agreement (the “Management Services Agreement”).
      Section 6.10     Univision Affiliation Agreement; Waiver of Right of First Refusal. At and effective as of the Closing, EBC and Univision shall enter into the affiliation agreements based on the form of the Univision Affiliation Agreement and the Telefutura Affiliation Agreement attached as Exhibit I (the “Univision Affiliation Agreements”) providing for new 15-year terms in markets currently served by EBC and to include two new markets with Univision affiliates in Nashville, Tennessee and Jacksonville, Florida. The Surviving Corporation will have two (2) years from the Effective Date to acquire and begin transmitting Univision Network programming on such full power or LPTV stations in these markets. Univision acknowledges that the payment of the Preferred Stock Cash Consideration to Univision as set forth in Section 2.01(b) is subject to Univision executing the Univision Affiliation Agreements. The parties hereby agree that the right of first refusal held by Univision as set forth in paragraph 27 of those Univision and Telefutura affiliation agreements now in existence with EBC and/or its Subsidiaries and the Univision Affiliation Agreements to be entered into by and between EBC and/or its Subsidiaries and Univision Network Limited Partnership and/or its affiliates (“UNLP”) and by and between EBC and/or its Subsidiaries and Telefutura shall in no way extend, or be applicable to this Agreement and Transactions herein contemplated, and therefore Univision hereby waives any such right for itself, UNLP and Telefutura.
      Section 6.11     Arkansas Media Purchase and Settlement Agreement. The parties acknowledge and agree that the related party transactions between EBC and Arkansas Media, LLC will be resolved in accordance with the Equity Broadcasting Corporation — Arkansas Media, LLC Purchase and Settlement Agreement in the form of Exhibit K attached to this Agreement (the “EBC Arkansas Media Settlement Agreement”).
      Section 6.12     Indemnification.
      (a)     Indemnification of Coconut Palm. Subject to the terms and conditions of this Section 6.12 (including without limitation the limitations set forth in Section 6.12(e)), EBC shall indemnify, defend and hold harmless Coconut Palm and the Surviving Corporation and its employees, officers, directors, representatives, successors and permitted assigns (a “Coconut Palm Indemnitee”) from and against all Losses asserted

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against, resulting to, imposed upon, or incurred by any Coconut Palm Indemnitee by reason of, arising out of or resulting from: (i) the inaccuracy or breach of any representation or warranty of EBC contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by EBC to Coconut Palm pursuant to this Agreement with respect hereto or thereto in connection with the Closing; (ii) the non-fulfillment or breach of any covenant or agreement of EBC contained in this Agreement or delivered pursuant to this Agreement; and (iii) any Taxes of EBC or any Subsidiary arising in or relating to any taxable period (or portion thereof) ending on or before the Closing Date which EBC has not properly accrued on its Most Recent Balance Sheet in accordance with GAAP.
      (b)     Losses. As used in this Section 6.12, the term “Losses” shall include all losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses) including those arising from any Actions, demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid.
      (c)     Indemnification of Third Party Claims. The indemnification obligations and liabilities under this Section 6.12 with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against Coconut Palm by a Person other than EBC (a “Third Party Claim”) shall be subject to the following terms and conditions:

(i) Notice of Claim. Coconut Palm, will give the EBC Shareholder Representative (as defined below) prompt written notice after receiving written notice of any Third Party Claim or discovering the liability, obligation or facts giving rise to such Third Party Claim (a “Notice of Claim”) which Notice of Third Party Claim shall set forth (i) a brief description of the nature of the Third party Claim, (ii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), and (iii) whether such Loss may be covered (in whole or in part) under any insurance and the estimated amount of such Loss which may be covered under such insurance, and the EBC Shareholder Representative shall be entitled to participate in the defense of such Third Party Claim at its expense.

(ii) Defense. The EBC Shareholder Representative shall have the additional right, at its option (subject to the limitations set forth below) at its own expense, by written notice to Coconut Palm, to assume the entire control of, subject to the right of Coconut Palm to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Third Party Claim as to which such Notice of Claim has been given, and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to Coconut Palm to be the lead counsel in connection with such defense. If EBC Shareholder Representative elects to assume the defense of a Third Party Claim:

1. the EBC Shareholder Representative shall diligently and in good faith defend such Third party Claim and shall keep Coconut Palm reasonably informed of the status of such defense; provided, however, that in the case of any settlement providing for remedies other than monetary damages for which indemnification is provided, Coconut Palm shall have the right to approve the settlement, which approval will not be unreasonably withheld, conditioned or delayed; and

2. Coconut Palm shall fully cooperate in all respects with the EBC Shareholder Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and Coconut Palm shall make available to the EBC Shareholder Representative all pertinent information and documents under his control.

(iii) Limitations of Right to Assume Defense. The EBC Shareholder Representative shall not be entitled to assume control of such defense if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim seeks an injunction or equitable relief against Coconut Palm; or (iii) there is a reasonable probability that a Third Party Claim may materially and adversely affect Coconut Palm other than as a result of money damages or other money payments.

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      (d)     Insurance Effect. To the extent that any Losses that are subject to indemnification pursuant to this Section 6.12 are covered by insurance, Coconut Palm shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided that Coconut Palm shall nevertheless be entitled to bring a claim for indemnification under this Section 6.12 in respect of such Losses and the time limitations set forth in Section 6.12(e) hereof for bringing a claim of indemnification under this Agreement shall be tolled during the pendency of such insurance claim. The amount of any indemnifiable Loss shall be reduced by an amount equal to 100% of any proceeds actually paid to Coconut Palm from insurance or other amounts actually recovered from third parties by or on behalf of Coconut Palm in respect of the related Loss and actually paid to Coconut Palm.
      (e)     Limitations on Indemnification.

(i) Survival. The representations, warranties, covenants and agreements in this Agreement shall survive the Closing until the date which is twelve (12) months following the Closing Date (the “Survival Period”). Notwithstanding the foregoing or any other provision of this Agreement, any claim made by a party hereunder by filing a suit or action in a court of competent jurisdiction for breach of a representation or warranty prior to the termination of the Survival Period provided hereunder for such claim shall be preserved despite the subsequent termination of such Survival Period.

(ii) Amount and Source Limitation. Notwithstanding any other provision contained herein (except for Section 6.12(f)), the aggregate maximum liability of EBC for Losses pursuant to Section 6.12 shall not in any event exceed the Escrow, and neither Coconut Palm nor any Coconut Palm Indemnitee shall have any claim hereunder against EBC, any Subsidiary or the Major EBC Shareholders other than for the shares (and any proceeds of the shares or distributions with respect to the shares) held as part of the Escrow which shall constitute the sole source of payment of any indemnification claim hereunder.

(iii) Amount Less Than EBC Maximum Indebtedness. In the event the total Indebtedness of EBC as reflected on the Closing Balance Sheet (the “EBC Closing Date Indebtedness”) shall be less than the EBC Maximum Indebtedness, then any Losses subject to indemnification under this Section 6.12 shall be paid solely by the Surviving Corporation up to the amount by which the EBC Maximum Indebtedness, subject to adjustment in Section 7.02(s), exceeds the EBC Closing Date Indebtedness. For example, by way of illustration and not limitation, if the EBC Closing Indebtedness equals $58,000,000, and the EBC Maximum Indebtedness equals $62,000,000 (as determined in accordance with Section 3.03(d)), then any Losses subject to indemnification under this Section 6.12 shall be paid by the Surviving Corporation (and not paid from the Escrow) up to $4,000,000, with any Losses subject to indemnification under this Section 6.12 which are over $4,000,000 paid from the Escrow.
      (f)     Exclusive Remedy. Coconut Palm hereby acknowledge and agree that, from and after the Closing, its sole remedy with respect to any and all claims for damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements and limitations of the indemnification provisions set forth in this Section 6.12. The parties acknowledge and agree that prior to the Closing: EBC’s indemnification of Coconut Palm pursuant to Section 6.12(a) shall not be subject to the limitations of Section 6.12(e)(ii) above and that any claims for indemnification under Section 6.12(a) or otherwise pursuant to this Agreement may only be brought against EBC directly and not any EBC shareholders, officers, directors, agents, or representatives.
      (g)     Adjustment to Merger Consideration. Amounts paid for indemnification under Section 6.12 shall reduce the total Merger Consideration and thus the shares of Coconut Palm Common Stock issued by Coconut Palm as a result of the Merger, except as otherwise required by Law.
      (h)     EBC Shareholder Representative. John Whitmore shall be the EBC Shareholder Representative. The EBC Shareholder Representative shall have all rights and obligations to represent EBC shareholders with Escrowed Shares in connection with all matters in this Section 6.12, and all matters relating to the Escrow Agreement, as provided in Section 2.05. The Surviving Corporation shall indemnify and hold

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harmless the EBC Shareholder Representative against any claims, damages or liabilities resulting from the EBC Shareholder Representative’s performance of its duties under Section 2.05 and Section 6.12(h) except for acts of fraud or willful breach of such sections.
      Section 6.13     Governance. As of the Effective Time, the members of the board of directors of both Coconut Palm and the Surviving Corporation shall be seven (7) with Henry Luken, III as Chairman, with three designees of the board being appointed by shareholders of EBC or members of EBC management and with three designees of the board being appointed by Coconut Palm. All such designees shall have been so designated at on or before the date of Closing. Such total number of board members may be subject to adjustment by applicable securities Law and requirements of applicable securities exchange or national securities quotation systems, including the requirements for a majority of independent directors. Following the Effective Date, Coconut Palm shall provide all directors with customary indemnification and directors’ and officers’ insurance. The Surviving Corporation’s officers shall be mutually agreed upon by Coconut Palm and EBC prior to the Effective Time.
      Section 6.14     Listing Application. Within thirty (30) days following the Effective Date, Coconut Palm shall make application to the NASDAQ market for which it qualifies, or to a national securities exchange, for the listing of Coconut Palm Common Stock, and following the submission of such application shall make reasonable efforts to obtain approval for such application.
      Section 6.15     Confidentiality; Public Announcements.
      (a)     From the date hereof until Closing, without the prior written consent of the other party, neither party will, and each will direct its Representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a possible transaction between the parties or any of the terms, conditions, or other aspects of the Transactions or information provided by one party to the other without the written consent of the other party hereto.
      (b)     The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Coconut Palm and EBC and shall be subject to the requirements of applicable securities Law or the requirements of any applicable securities exchange or national securities quotation system. Thereafter, each of Coconut Palm and EBC shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions.
      (c)     If a party believes, on the advice of counsel, that it is required by applicable Law or the requirements of any applicable securities exchange or any national securities quotation system to make any disclosure prohibited by this Section 6.15, it shall first notify the other party and provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law or regulation, and the time and place that the disclosure will be made, and give the other party a reasonable opportunity to review the proposed disclosure and comment thereon.
      Section 6.16     Due Diligence Review. Coconut Palm shall be entitled to conduct, from the date hereof through a date which is four (4) weeks from the date hereof (the “Due Diligence Termination Date”), a due diligence review of EBC which may include, without limitation, a review of the assets, properties, books, records, business, operations, government licenses, customer base, and financial condition of EBC, an audit of EBC’s financial statements and an environmental assessment of the business premises (hereinafter referred to as “Due Diligence Review”). EBC and its officers, employees and agents shall facilitate such review by Coconut Palm and its Representatives and shall furnish all information as may be reasonably requested by such reviewing party, and shall afford such reviewing party and its representatives an opportunity to examine such books, records and properties of EBC as may be requested. If the results of the Due Diligence Review are not satisfactory to Coconut Palm in its sole discretion, then Coconut Palm may elect in writing, on or prior to the Due Diligence Termination Date, to not close the Transactions contemplated by this Agreement and/or to terminate this Agreement. Coconut Palm’s conduct or failure to conduct any Due Diligence Review shall not affect any representation or warranty of EBC or any of the Shareholders under this Agreement.

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      Section 6.17     Transfer Taxes. EBC and Coconut Palm shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement.
      Section 6.18     Certain Claims. As additional consideration for the issuance of the Merger Consideration pursuant to this Agreement, each of EBC stockholders hereby release and forever discharges, effective as of the Closing Date EBC and its directors, offices, employees and agents, from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, and whether known or unknown arising out of or resulting from such stockholder’s (i) status as a holder of an equity interest in EBC; and (ii) employment, service, consulting or other similar agreement entered into with EBC prior to Closing, to the extent that the bases for claims under such agreement that survives the Closing arise prior to the Closing, provided, however, the foregoing shall not release any obligations of Coconut Palm set forth in this Agreement or the Escrow Agreement.
      Section 6.19     No Securities Transactions. Neither EBC nor any of its affiliates, directly or indirectly, shall engage in any transaction involving the securities of Coconut Palm prior to the time of the making of a public announcements of the transactions contemplated by this Agreement. EBC shall use its best efforts to require each of its officers, directors, employees, agents, representatives and stockholders to comply with the foregoing requirement.
      Section 6.20     Third Party Expenses. Each of EBC and Coconut Palm shall provide the other party with a statement of estimated third party expenses incurred by it (“Third Party Expenses”) at least ten (10) business days prior to the date of the Closing (the “Statement of Expenses”), which statement shall be provided for informational purposes only.
      Section 6.21     Use of Coconut Palm Cash. The parties acknowledge and agree that the cash held by Coconut Palm at the Closing, including its operating cash and the cash held in the Trust Fund (collectively, the “Segregated Growth Funds”), shall as of the Effective Time and for all times following the Effective Time be subject the restrictions contained in this Section 6.21. The Segregated Growth Funds shall generally be used for the purposes of achieving revenue growth, and for customary working capital purposes (specifically excluding the prepayment of any Indebtedness). The parties shall use commercially reasonable efforts to obtain the agreement of each applicable EBC lender(s) that the Segregated Growth Funds: (i) be held in newly established segregated account(s); and (ii) not be considered or used as collateral or security for any debt or encumbered by any debt.
      Section 6.22     Univision Registration Rights. If at any time during the two (2) year period following the Effective Date the Surviving Corporation intends to file a Registration Statement, the Surviving Corporation shall provide Univision with written notice thereof at least fifteen (15) days prior to such filing. Univision shall have the right to include all or any part of the Registrable Shares in the registration contemplated by such Registration Statement provided it provides written notice of the number of its Registrable Shares to be included in the Registration Statement within 15 days of its receipt of such notice. The Surviving Corporation shall use its best efforts to cause all such Registrable Shares which the Surviving Corporation has been requested by Univision to register to be registered under the Securities Act of 1933, as amended (the “Securities Act”), to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of Univision; provided, however, that Surviving Corporation shall have the right to postpone or withdraw any registration effected pursuant to this Section without any obligation to Univision whatsoever, in which event the Surviving Corporation shall provide prompt written notice thereof to Univision.
      In connection with any registration under this Section 6.22 involving an underwritten offering, the Surviving Corporation shall not be required to include any Registrable Shares in such registration unless Univision thereof accepts the terms of the underwriting as agreed upon between the Surviving Corporation and the underwriters of the Surviving Corporation. If, in the opinion of the managing underwriter, it is appropriate because of marketing factors to limit the number of Registrable Shares to be included in the offering, then the Surviving Corporation shall be required to include in the registration only that number of

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Registrable Shares, if any, which the managing underwriter believes should be included therein. If the number of Registrable Shares to be included in the offering in accordance with the foregoing is less than the total number of shares which Univision has requested to be included, then Univision and other holders of securities entitled to be included in such registration shall participate in the registration pro rata based upon the total number of shares requested to be registered by them.
      For the purposes of this Section the term “Registration Statement” means a registration statement filed by the Surviving Corporation with the Securities and Exchange Commission (the “SEC”) for a public offering and sale of common stock of the Surviving Corporation (other than a Registration Statement on Form S-4, S-8 or their successors, or any other form for a limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation). For the purposes of this Section the term “Registrable Shares” shall include (i) those shares of Coconut Palm Common Stock issued to Univision under this Agreement, (ii) those shares of Coconut Palm Common Stock issuable to Univision upon conversion of the Series A Convertible Non-Voting Preferred Stock issued to Univision under this Agreement and (iii) any securities issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, securities referenced in clause (i) or (ii).
      The Surviving Corporation shall not be liable for any sales, broker’s or underwriting commissions or other selling expenses incurred upon sale by Univision of any of the Registrable Shares but shall be responsible for all other registration expenses. The registration rights and obligations provided in this Section 6.22 shall not be assignable to any third party, except to an affiliate of Univision.
      The Surviving Corporation shall prepare and promptly file with the SEC and promptly notify Univision of the filing of such amendments or supplements to the Registration Statement or prospectuses contained therein as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to the Registrable Shares required to be delivered under the Securities Act, any event shall have occurred as a result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Surviving Corporation shall also advise Univision promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of the Registration Statement or the initiation or threatening of any proceeding for that purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued. If, after a Registration Statement becomes effective, the Surviving Corporation advises Univision that the Surviving Corporation, in its reasonable judgment, considers it appropriate that the Registration Statement be amended, Univision shall suspend any further sales of the Registrable Shares until the Surviving Corporation advises Univision that the Registration Statement has been amended provided that the Surviving Corporation promptly makes such amendment.
      The Surviving Corporation shall maintain the effectiveness of the Registration Statement until such time (which period shall not be less than 120 days) as the Surviving Corporation reasonably determines that Univision will be able to sell all of its Registrable Shares then owned by Univision without the need for continued registration of the shares, in the three month period immediately following the termination of the effectiveness of the Registration Statement.
      If the Registrable Securities owned by Univision Holder are included in any registration, Univision shall furnish the Surviving Corporation such information regarding itself as the Surviving Corporation may reasonably request and as shall be required in connection with any registration referred to in this Section 6.22. Univision shall indemnify and hold harmless the Surviving Corporation and its affiliates, subsidiaries, officers, directors, shareholders, representatives and each Person, if any, who controls (as defined in the Securities Act) the Surviving Corporation for any losses, claims, damages or liabilities (joint or several) resulting from any material omissions or misstatements of fact provided by Univision in writing to the Surviving Corporation expressly for use in connection with such registration and actually included in the Registration Statement used to register the Registrable Shares. The foregoing indemnity by Univision shall not apply to amounts paid in settlement of any such liabilities if such settlement is effected without the

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consent of Univision (which consent shall not be unreasonably withheld or delayed), and in no event shall any indemnity by Univision exceed the net proceeds (less underwriting discounts and selling commissions) from the offering received by Univision.
      To the maximum extent permitted by applicable Law, the Surviving Corporation will indemnify and hold harmless Univision and its affiliates, subsidiaries, officers, directors, shareholders, representatives and each Person, if any, who controls (as defined in the Securities Act) Univision for any losses, claims, damages or liabilities (joint or several) resulting from: (a) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (b) the omission or alleged omission to state in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (c) any violation or alleged violation by the Surviving Corporation of applicable securities laws, or any rule or regulation promulgated under applicable securities laws relating to the Registration Statement.
      If any indemnification provided for in this Section is held by a court of competent jurisdiction to be unavailable to an indemnified party, in lieu thereof the indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, for the claim giving rise to such payments; provided that no contribution by Univision, when combined with any amounts paid by Univision pursuant to any indemnity hereunder, shall exceed the net proceeds (less underwriting discounts and selling commissions) from the offering received by Univision.
      The obligations of indemnity and contribution hereunder shall survive the completion of any offering of Registrable Shares in a Registration Statement under this Agreement.
      The Surviving Corporation shall not, without the prior written consent of Univision which shall not be unreasonably withheld, enter into any agreement with any holder or prospective holder of any securities of the Surviving Corporation that would grant such holder or prospective holder any piggyback registration rights materially superior to those rights granted pursuant to this Agreement (it being understood that the grant of parity piggyback registration rights shall not require any such consent, and it further being understood that the grant of senior piggyback registration rights shall not require any such consent if such senior piggyback registration rights are granted to an investor in a material capital raising transaction for the Surviving Corporation in lieu of granting any demand registration rights to such investor).
      Section 6.23     Further Action; Approvals; Reasonable Efforts.
      (a)     Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use all commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, and (ii) obtain from Governmental Authorities and third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Coconut Palm or EBC, or any of their respective subsidiaries, if applicable, in connection with the authorization, execution and delivery of this Agreement.
      (b)     As soon as practicable after the date of this Agreement, (i) each of the parties hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act; and EBC agrees to make an appropriate filing with the FCC with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested by the FCC regarding EBC’s FCC licenses;
      (c)     Subject to appropriate confidentiality protections, each of Coconut Palm and EBC shall have the right to review and approve in advance drafts of all applications, notices, petitions, filings and other

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documents made or prepared in connection with the items described in clauses (a) and (b) above, which approval shall not be unreasonably withheld or delayed, shall cooperate with each other in connection with the making of all such filings, shall furnish to the other party such necessary information and assistance as such other party may reasonably request with respect to the foregoing and shall provide the other party with copies of all filings made by such party with any applicable Government Authority, and, upon request, any other information supplied by such party to a Governmental Authority in connection with this Agreement and the Transactions. Any such information provided by each party and included in any regular filing shall be true and correct in all material respects and shall not omit to state a material fact necessary to make the statement therein not misleading.
      (d)     EBC, and Coconut Palm shall use their respective reasonable best efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Transactions, (ii) disclosed in the EBC Disclosure Schedule or (iii) required to prevent a EBC Material Adverse Effect from occurring prior to the Effective Time. In the event that EBC shall fail to obtain any third party consent described above, EBC shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Coconut Palm, to minimize any adverse effect upon EBC and Coconut Palm and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. In addition, at the request of Coconut Palm, EBC shall use its reasonable best efforts to assist Coconut Palm in obtaining (A) any estoppel certificates from any ground lessor under the ground leases underlying the Leased Properties, and (B) customary “comfort” letters from any franchisors or licensors under any franchise or license agreements to which EBC or any Subsidiary is a party.
      (e)     Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Authority) with respect to the Merger or any other Transaction, (i) without the prior written consent of Coconut Palm which shall not be unreasonably withheld, none of EBC or any of its Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) Coconut Palm shall not be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation.
ARTICLE VII
CONDITIONS TO THE MERGER
      Section 7.01     Conditions to the Obligations of Each Party. The obligations of EBC, Coconut Palm, and the Major EBC Shareholders to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:
      (a)     EBC Shareholder Approval. EBC Shareholder Approval shall have been obtained by EBC in accordance with the ABCA and EBC’s Articles of Incorporation.
      (b)     Coconut Palm Stockholder Approval. Coconut Palm Stockholder Approval shall have been obtained by Coconut Palm in accordance with the DGCL and Coconut Palm’s Certificate of Incorporation.
      (c)     No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
      (d)     U.S. Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
      (e)     Government Approvals. Coconut Palm and EBC shall have obtained all necessary approvals required by governmental entities, including all applicable requirements, approvals of applications, and notices with the FCC under the Communications Act and all approvals related to FCC Licenses.

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      (f)     Univision Asset Purchase Agreement. EBC shall have executed and delivered to Univision the Asset Purchase Agreement in the form attached as Exhibit L and all the transactions contemplated thereunder shall have been fully consummated pending the Closing of this Agreement. In the event the transactions contemplated under the Asset Purchase Agreement shall not have been consummated, then the parties shall adhere to the provisions in Section 2.01(b).
      Section 7.02     Conditions to the Obligations of Coconut Palm. The obligations of Coconut Palm to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
      (a)     Representations and Warranties. The representations and warranties of EBC that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of EBC contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time.
      (b)     Agreements and Covenants. EBC and the Major EBC Shareholders shall have performed or complied in all material respects (except for those which are already qualified by materiality, which shall be true and correct in accordance with their respective terms) with all agreements and covenants required by this Agreement to be performed or complied with by it/him on or prior to the Effective Time.
      (c)     No Litigation. No Action against or involving EBC or the Major EBC Shareholders (including a temporary restraining order) or final judgment, order or decree relating thereto, of any state or federal court or other governmental agency or third party in which it is sought to obtain damages or other relief (including rescission) (provided with respect to the Major EBC Shareholders such Actions must relate to this Agreement), or which prevents or restrains the consummation of the Transactions by EBC or Major EBC Shareholders, or prohibits the shareholders’ ownership of the Shares (or transfer hereunder), or that has had, or would reasonably be expected to have, a EBC Material Adverse Effect, shall be pending or threatened; no investigation that would result in any such Action shall be pending or threatened, and no such judgment, order or decree relating to such Action shall have been entered.
      (d)     Third Party Approvals. All Third Party Approvals that are required of EBC and the Major EBC Shareholders shall have been received, in form and substance and on terms reasonably satisfactory to Coconut Palm and EBC, and original or copies of executed counterparts thereof shall have been made available for inspection by Coconut Palm prior to the Closing.
      (e)     Material Adverse Effect. From the date hereof to the Closing Date, there shall have been no change, event or development that has had, or would reasonably be expected to have, an EBC Material Adverse Effect.
      (f)     Shareholders’ Agreement. Except with respect to those agreements listed at Section 7.02(f) of the EBC Disclosure Schedule, all shareholder agreements, voting agreements (except as provided herein), buy-sell agreements and all similar agreements involving EBC and its shareholders shall have been terminated as of the Closing.
      (g)     Voting Agreements. The Voting Agreements of Section 6.02 shall have been executed and delivered to Coconut Palm.
      (h)     Employment and Consultant Agreements. The Morton Employment Agreement, the Fess Employment Agreement and the Hooper Consulting Agreement shall have been executed and delivered by Messrs. Morton, Fess and Hooper, respectively, to Coconut Palm.
      (i)     Management Services Agreement. The Management Services Agreement shall have been executed and delivered by EBC to Coconut Palm.
      (j)     Dissenters. The holders of not more than five percent (5%) of the outstanding capital stock of any class of EBC shall have demanded appraisal of the capital stock of EBC in accordance with the ABCA.
      (k)     Univision Affiliation Agreements. The Univision Affiliation Agreements, in the form of attached as Exhibit I, shall have been executed and delivered to Coconut Palm by EBC and Univision. Coconut Palm

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acknowledges that the failure to execute and deliver said agreements cannot be waived as a condition to Closing.
      (l)     Officer’s Certificate. EBC shall have delivered to Coconut Palm a certificate, dated the date of the Closing, signed by an officer of EBC and certifying as to the satisfaction of the conditions specified in Sections 7.01(a), (c) and (e) and Sections 7.02(a) through 7.02(k).
      (m)     Appraisal. A reputable media valuation firm such as Holt Media or other similar valuation firm agreed to by Coconut Palm and EBC (each in their sole discretion) shall appraise EBC with a valuation of at least Three Hundred Million Dollars ($300,000,000).
      (n)     Fairness Opinion. A fairness opinion will be provided by Coconut Palm’s financial advisor advising Coconut Palm as to the fairness of the Merger to Coconut Palm’s shareholders from a financial point of view. Said fairness opinion shall have been obtained and be acceptable to Coconut Palm two (2) weeks following the Due Diligence Termination Date.
      (o)     Completion of Due Diligence Review; Disclosure Schedule.

(1) On or prior to the Due Diligence Termination Date, Coconut Palm shall have completed to its sole satisfaction its Due Diligence Review of EBC and its Subsidiaries. Coconut Palm shall provide written notice to EBC in the event that this condition shall not have been satisfied as of the Due Diligence Termination Date.

(2) EBC shall have delivered a complete version of the EBC Disclosure Schedule to Coconut Palm on or prior to the date which is twenty-one (21) days following the date hereof, with a complete initial draft EBC Disclosure Schedule delivered to Coconut Palm within one (1) week from the date of this Agreement.
      (p)     Escrow. The Escrowed Coconut Palm Common Stock shall have been placed in escrow in accordance with the terms of Section 2.02(b) or alternatively an insurance binder in accordance with the terms of Section 2.02(b) and reasonably acceptable to Coconut Palm shall have been delivered to Coconut Palm.
      (q)     Comfort Letters. Coconut Palm shall have received “comfort” letters in the customary form from Moore Stephens Frost dated the date of distribution of the Proxy Statement and the date of the Closing (or such other date or dates reasonably acceptable to Coconut Palm) with respect to certain EBC financial statements and other EBC financial information included in the Proxy Statement.
      (r)     Stockholder List. EBC shall have delivered to Coconut Palm, as of the Closing Date, a true and complete list of all holders of EBC capital stock and all holders of EBC stock options, any other rights to purchase EBC capital stock as of the Closing Date including the number of shares held at the Closing Date by each such holder and the address of each such holder certified by the Secretary of EBC.
      (s)     EBC Indebtedness. The total EBC Closing Date Indebtedness of EBC as reflected on a balance sheet of EBC dated as of the date prior to the Closing, certified by the chief financial officer of EBC (the “Closing Balance Sheet”) shall be no more than the EBC Maximum Indebtedness; provided however, that in the event EBC shall not have contracted or otherwise committed to the sale or transfer of its TV stations WBMM and KPOU and such TV stations remain as assets of EBC which are freely transferable (subject only to customary approvals including from the FCC and presently existing third party lenders), then the Maximum EBC Indebtedness shall be increased to $74,000,000. The Closing Balance Sheet shall have been prepared in accordance with GAAP, consistently applied, throughout the periods covered thereby and present fairly in all material respects the financial condition of EBC and its assets and liabilities as of such date; provided, that, the Closing Balance Sheet shall be subject to normal year-end audit adjustments (which in the aggregate are not material) and omit footnotes and other presentation items which are required by GAAP. The Closing Balance Sheet reflect all adjustments necessary for a fair presentation of the financial information contained therein, subject to the exceptions from GAAP noted herein.

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      (t)     Additional Documentation. In addition to the foregoing, EBC and the Major EBC Shareholders shall have delivered:

(i) Certificates evidencing the Class A Preferred Stock;

(ii) Articles of Incorporation and Bylaws, as amended of EBC and its Subsidiaries;

(iii) Certified resolutions signed by an authorized officer of EBC and dated as of the date of Closing certifying and attaching the resolutions of the EBC Board authorizing and approving this Agreement and the Transactions.

(iv) Resignations of directors of EBC Subsidiaries as requested by Coconut Palm;

(v) Closing opinion from EBC counsel as to certain matters reasonably acceptable to Coconut Palm;

(vi) a duly executed certificate of non-foreign status from EBC meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(vii) Other documents reasonably requested by Coconut Palm pursuant to this Agreement including without limitation evidence of consents and approvals from third parties and Governmental Authorities.
      Section 7.03     Conditions to the Obligations of EBC. The obligations of EBC and the Major EBC Shareholders to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
      (a)     Representations and Warranties. The representations and warranties of Coconut Palm that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Coconut Palm contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time.
      (b)     Agreements and Covenants. Coconut Palm shall have performed or complied in all material respects (except for those which are already qualified by materiality, which shall be true and correct in accordance with their respective terms) with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
      (c)     No Litigation. No Action against or involving Coconut Palm (including a temporary restraining order) or final judgment, order or decree relating thereto, of any state or federal court or other governmental agency or third party in which it is sought to obtain damages or other relief (including rescission), or which prevents or restrains the consummation of the Transactions by Coconut Palm, or that has had, or would reasonably be expected to have, a EBC Material Adverse Effect, shall be pending or threatened; no investigation that would result in any such suit, action or proceeding shall be pending or threatened, and no such judgment, order or decree relating to such Action shall have been entered.
      (d)     Third Party Approvals. All Third Party Approvals that are required of Coconut Palm shall have been received, in form and substance and on terms reasonably satisfactory to EBC and original or copies of executed counterparts thereof shall have been made available for inspection by EBC prior to the Closing.
      (e)     Officer’s Certificate. Coconut Palm shall have delivered to EBC a certificate, dated the date of the Closing, signed by an officer of Coconut Palm, certifying as to the satisfaction of the conditions specified in Sections 7.01(b), (c) and (e) and Sections 7.03(a) through 7.03(d).
      (f)     Additional Documentation. In addition to the foregoing, Coconut Palm shall have delivered;

(i) Certified resolutions signed by an authorized officer of EBC and dated as of the date of Closing certifying and attaching the resolutions of the EBC Board authorizing and approving this Agreement and the Transactions;

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(ii) Evidence of consents and approvals from third parties and Governmental Authorities as may be reasonably requested by EBC; and

(iii) Closing opinion from Coconut Palm’s counsel in the form reasonably acceptable to EBC;

(iv) Resignations of the directors of Coconut Palm; and

(v) Other documents reasonably requested by EBC pursuant to this Agreement including without limitation evidence of consents and approvals from third parties and Governmental Authorities.
      (g)     SEC Compliance. Immediately prior to Closing, Coconut Palm shall be in compliance in all material respects with the reporting requirements under the Exchange Act.
      (h)     Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC.
      (i)     Directors’ and Officers’ Liability Insurance. Coconut Palm shall have obtained directors’ and officers’ liability insurance with terms reasonably acceptable to EBC, shall be in full force and effect.
      (j)     Trust Fund. Coconut Palm shall have made all necessary arrangements with, and satisfied all conditions imposed by Continental Stock Transfer & Trust Company to have the Trust Fund, which shall contain no less than the amount referred to in Section 4.08, dispersed to Coconut Palm immediately upon the Closing without further action or restriction.
      (k)     Material Adverse Effect. From the date hereof to the Closing Date, there shall have been no change, event or development that has had, or would reasonably be expected to have, a Coconut Palm Material Adverse Effect.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
      Section 8.01     Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any adoption of this Agreement by the shareholders of EBC or Coconut Palm, as follows (the date of any such termination, the “Termination Date”):
      (a)     by mutual written consent of Coconut Palm and EBC;
      (b)     by either Coconut Palm or EBC if the Effective Time shall not have occurred on or before December 31, 2006; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;
      (c)     by either Coconut Palm or EBC if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) or taken any other action (including the failure to have taken an action) which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
      (d)     by Coconut Palm, if Coconut Palm is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of EBC herein become untrue or inaccurate such that Section 7.02(a) would not be satisfied, or (ii) there has been a breach on the part of EBC of any of its covenants or agreements herein such that Section 7.02(b) would not be satisfied, and, in either such case, such breach (if curable) has not been cured within 30 days after notice to EBC;
      (e)     by EBC if EBC is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of Coconut Palm herein become untrue or inaccurate such that Section 7.03(a) would not be satisfied, or (ii) there has been a breach on the part of Coconut Palm of any of

A-1-45

its covenants or agreements herein such that Section 7.03(b) would not be satisfied, and, in either such case, such breach (if curable) has not been cured within 30 days after notice to Coconut Palm;
      (f)     by either Coconut Palm or EBC if this Agreement shall fail to receive either EBC Shareholder Approval at the EBC Shareholders’ Meeting or Coconut Palm Stockholder Approval at Coconut Palm Stockholders’ Meeting; or
      (g)     by Coconut Palm, in writing, on or prior to the Due Diligence Termination Date, if the results of the Due Diligence Review of EBC and its Subsidiaries are not satisfactory to Coconut Palm in its sole discretion.
      Section 8.02     Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and all obligations of the parties hereto shall terminate; provided however, that such termination shall in any way terminate, limit or restrict the rights and remedies of any party hereto against another party that has violated or breached any of the representations, warranties, covenants or agreements of this Agreement prior to termination hereof; and provided further that those provisions which survive the termination of this Agreement shall not be void.
      Section 8.03     Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement and the Transactions by the shareholders of EBC or Coconut Palm, no amendment shall be made except as allowed under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
      Section 8.04     Waiver. Subject to the date for termination provided in Section 8.01(b), at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE IX
GENERAL PROVISIONS
      Section 9.01     Survival of Provisions. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall survive the Closing for a period of twelve (12) months. Section 8.02, Section 8.03 and Article IX shall survive any termination of this Agreement.
      Section 9.02     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):
      If to Coconut Palm:

Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, Florida 33432
Attn: President
Facsimile: 561-955-7333

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      with a copy to:

Akerman Senterfitt
One Southeast Third Avenue, Suite 2800
Miami, Florida 33131
Attn: Stephen K. Roddenberry
Facsimile: 305-374-5600
      if to EBC:

Equity Broadcasting Corporation
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
Attn: Larry Morton, President
Facsimile: 501-221-1101
      with a copy to:

Friday, Eldredge & Clark, LLP
2000 Regions Center
400 West Capital
Little Rock, Arkansas 72201-3493
Attn: James M. Saxton, P.A.
Facsimile: 501-244-5301
      If to Univision:

Univision Communications Inc.
1999 Avenue of the Stars, Ste. 3050
Los Angeles, CA 90067
Attn: Andrew Hobson
      with a copy (not constituting notice) to:

O’Melveny & Myers LLP
1999 Avenue of the Stars, Ste. 700
Los Angeles, CA 90067
Attn: Robert D. Haymer, Esq.
      If to Henry Luken:

Henry G. Luken
641 Battery Place
Chattanooga, TN 37402
      If to Sycamore:

Attn: John R. Whitman of Sycamore Ventures
845 Alexandar Road
Princeton, NJ 08540
Facsimile: (609) 759-8900
      If to Arkansas Media, LLC:

c/o Equity Broadcasting Corporation
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
Attn: Larry Morton, President
Facsimile: 501-221-1101

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      Section 9.03     Certain Definitions.
      (a)     For purposes of this Agreement, the following terms (whether or not capitalized) shall have the meaning set forth below:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act. 50

“business day” means any day on which the principal offices of the Securities and Exchange Commission (the “SEC”) in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York. “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Communications Act” means the Communications Act of 1934, as amended.

“FCC” means the Federal Communications Commission.

“knowledge” of a party shall mean the actual knowledge of such party’s senior executive officers (after reasonable inquiry) which, (1) with respect to EBC, shall include only Larry Morton, as President, Greg Fess, as Senior Vice President and Glen Charlesworth, Chief Financial Officer and (2) with respect to Coconut Palm, shall include only Mario B. Ferrari, Vice President, and Robert C. Farenhem, Vice President.

Notwithstanding any other provision contained herein, in no event shall such named individuals incur any personal liability hereunder, it being understood that any statement or action taken in connection with or pursuant to this Agreement is undertaken solely in such person’s capacity as a corporate officer.

“Ordinary Course of Business” means the ordinary course of business consistent, in all material respects, with past custom and practice.

“Coconut Palm Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of Coconut Palm taken as a whole or would reasonably be expected to prevent or materially delay the consummation of the Merger and the Transactions or prevent or materially impair or delay the ability of Coconut Palm to perform their respective obligations hereunder.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“subsidiary” or “subsidiaries” of EBC, the Surviving Corporation, Coconut Palm or any other person means an entity controlled by such person, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which such person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.

“Third Party Approvals” shall be all approvals, consents, notices and acceptances required by any party to effect the Agreement, the Merger and any Transactions hereunder.
      (b)     The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

AABCA	ss. 1.01
Accrued Amount	ss. 2.01(a)(iii)
Action	ss. 3.10

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Defined Term	Location of Definition

Affiliate	ss. 9.03(a)
Agreement	Preamble
Arkansas Articles of Merger	ss. 1.03
beneficial owner	ss. 9.03(a)
business day	ss. 9.03(a)
Certificate of Merger	ss. 1.03
Certificates	ss. 2.02(c)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Class A Consideration	ss. 2.01(a)(i)
Class B Consideration	ss. 2.01(a)(ii)
Class A Stock	Preamble
Class B Stock	Preamble
Closing	ss. 1.02
closing agreement	ss. 3.14(i)
Closing Balance Sheet	ss. 7.02(t)
Coconut Palm	Preamble
Coconut Palm Board	Recitals
Coconut Palm Common Stock	ss. 2.01(a)(i)
Coconut Palm Disclosure Schedule	ss. 4.06
Coconut Palm Indemnitee	ss. 6.11(a)
Coconut Palm Material Adverse Effect	ss. 9.03(a)
Coconut Palm SEC Reports	ss. 4.10
Coconut Palm Stockholder Approval	ss. 6.02(c)
Coconut Palm Stockholders’ Meeting	ss. 6.02(c)
Code	ss. 3.11(c)
Common Stock	Recitals
Common Stock Consideration	ss. 2.01(a)(ii)
Communications Act	ss. 9.03(a)
controlled by	ss. 9.03(a)
Consultancy Agreement	ss. 6.07
Contract	ss. 3.05(a)
Customers	ss. 33.16(b)(g)
Delaware Certificate of Merger	ss. 1.03
DGCL	ss. 1.01
Dissenting Shares	ss. 2.05(a)
Due Diligence Termination Date	ss. 6.15
EBC	Preamble
EBC Arkansas Media Settlement Agreement	ss. 6.10
EBC Board	Recitals
EBC Closing Date Indebtedness	ss. 6.11(e)(iii)
EBC Disclosure Schedule	ss. 3.01(b)
EBC Material Adverse Effect	ss. 3.01(a)
EBC Maximum Indebtedness	ss. 3.03(d)

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Defined Term	Location of Definition

EBC Permits	ss. 3.06
EBC Shareholder Approval	ss. 3.19(c)
EBC Shareholders’ Meeting	ss. 6.01(b)
EBC Shareholder Representative	ss. 2.06(a)
EBC Stock Option(s)	ss. 2.04(a)
EBC Stock Option Plan	ss. 3.03(b)
EBC Stockholder Approval	ss. 3.19(c)
Effective Date	ss. 1.03
Effective Time	ss. 1.03
Employees	ss. 3.11(a)
Environmental Laws	ss. 3.15(b)(i)
Environmental Permits	ss. 3.15(b)(ii)
ERISA	ss. 3.11(b)
Escrow	ss. 2.02(b)
Escrow Agent	ss. 2.02(b)
Escrow Period	ss. 2.02(b)
Escrowed Coconut Palm Common Stock	ss. 2.02(b)
Exchange Act	ss. 3.05(b)
Exclusivity Period	ss. 5.02
FCC	ss. 3.05(b)
FCC License	ss. 3.05(b), 9.03(a)
Fess Employment Agreement	ss. 6.07
Financial Statements	ss. 3.07(b)
Foreign Person	ss. 3.14(m)
FMV of EBC Stock	ss. 2.04(b)
GAAP	ss. 3.07(a)
Governmental Authority	ss. 3.05(b)
Hazardous Substances	ss. 3.15(b)(iii)
HSR Act	ss. 3.05(b)
Indebtedness	ss. 3.16(a)(iv)
Indemnified Parties	ss. 6.03(b)
Intellectual Property	ss. 3.13(b)
Investments	ss. 3.01(c)
IRS	ss. 3.11(b)
knowledge	ss. 9.03(a)
knowledge of EBC or EBC’s knowledge	ss. 9.03(a)
Law	ss. 3.05(a)
Lease Documents	ss. 3.12(b)
Leased Properties	ss. 3.12(b)
Licensed Intellectual Property	ss. 3.13(a)
Liens	ss. 3.12(a)
Lost Share Affidavit	ss. 2.02(c)
Major EBC Shareholders	Preamble
Management Incentive Plan	ss. 6.05

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Defined Term	Location of Definition

Management Services Agreement	ss. 6.08
Management Stock Option Plan	ss. 6.04
Material Contracts	ss. 3.16(a)
Merger	Recitals
Merger Consideration	ss. 2.01(a)(iii)
Morton Employment Agreement	ss. 6.07
Most Recent Balance Sheet	ss. 3.07(b)
Most Recent Balance Sheet Date	ss. 3.07(b)
Most Recent Financial Statements	ss. 3.07(b)
Most Recent Fiscal Month End	ss. 3.07(b)
Most Recent Fiscal Year End	ss. 3.07(b)
Multiemployer Plan	ss. 3.11
Multiple Employer Plan	ss. 3.11(c)
Name Change Amendment	ss. 6.02(a)
Notice of Claim	ss. 6.11(c)(i)
Ordinary Course of Business	ss. 9.03(a)
Owned Intellectual Property	ss. 3.13(a)
Owned Real Properties	ss. 3.12(a)
Permitted Liens	ss. 3.12(a)
Person	ss. 9.03(a)
Personal Property	ss. 3.12(f)
Plans	ss. 3.11(b)
poison pill	ss. 3.03(b)
Preferred Stock	Recitals
Preferred Stock Consideration	ss. 2.01(a)(iii)
Preferred Stock Cash Consideration	ss. 2.01(a)(iii)
Properties	ss. 3.12(b)
Prospectus/ Property Statement	ss. 6.02(a)
Registration Statement	ss. 6.02(a)
SEC	ss. 9.03(a)
Securities Act	ss. 3.16(a)(v)
Share Exchange Fund	ss. 2.02(a)
Share(s)	ss. 2.01(a)(iii)
Shares Exchange Agent	ss. 2.02(a)
Statement of Expenses	ss. 6.19
Subsidiary	ss. 3.01(a) and 9.03(a)
Survival Period	ss. 6.11(e)(i)
Surviving Corporation	ss. 1.01
Sycamore	ss. 2.01(a)(iii)
Sycamore Preferred Stock Consideration	ss. 2.01(a)(iii)
Tax or Taxes	ss. 3.14(q)(i)
tax-exempt use property	ss. 3.14(n)
Tax Returns	ss. 3.14(q)(ii)
Termination Date	ss. 8.01

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Defined Term	Location of Definition

Third Party Approvals	ss. 9.03(a)
Third Party Claim	ss. 6.11(c)
Third Party Expenses	ss. 6.19
Title Policies	ss. 3.12(d)
Transactions	ss. 3.01(a)
Trust Fund	ss. 4.07
under common control with	ss. 9.03(a)
Univision	ss. 2.01(b)
Univision Affiliation Agreements	ss. 6.09
Univision Preferred Stock Consideration	ss. 2.01(a)(iii)
      (c)     When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The term “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.
      Section 9.04     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
      Section 9.05     Disclaimer of Other Representations and Warranties. Coconut Palm, EBC and the Major EBC Shareholders each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating itself or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.
      Section 9.06     Entire Agreement; Assignment. This Agreement with the Exhibits hereto, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except with the prior written consent of both Coconut Palm and EBC.
      Section 9.07     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement,

A-1-52

other than Section 6.04 (Indemnification and Insurance) (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).
      Section 9.08     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed by EBC or the Major EBC Shareholders in accordance with the terms hereof and that, prior to the termination of this Agreement pursuant to Section 8.01, Coconut Palm shall be entitled to specific performance of the terms hereof, without the need to post a bond, in addition to any other remedy at law or equity.
      Section 9.09     Governing Law/ Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.
      (a)     The Parties shall attempt to resolve any dispute arising out of or relating to this Agreement promptly by negotiation in good faith between executives who have authority to settle the dispute. Any Party shall give any other Party written notice of any dispute not resolved in this manner. Within seven days after delivery of such notice, the Party receiving notice shall submit to the other a written response thereto. The notice and the response shall include: (i) a statement of each Party’s position(s) regarding the matter(s) in dispute and a summary of arguments in support thereof, and (ii) the name and title of the executive who will represent that Party and any other Person who will accompany that executive. The parties shall then agree to a non-binding mediation of the dispute, with a mediator to be selected by mutual consent of the parties.
      (b)     All reasonable requests for information made by one Party to any other shall be honored in a timely fashion. All negotiations conducted pursuant to this Section 9.09 (and any of the Parties’ submissions in contemplation hereof) shall be kept confidential by the Parties and shall be treated by the Parties and their representatives as compromise and settlement negotiations under the Federal Rules of Evidence and any similar state rules.
      (c)     If the matter in dispute has not been resolved within 30 days after the exchange of notices, then, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the district court of Atlanta, Georgia. The parties hereto hereby submit to the exclusive jurisdiction of the district court of Atlanta, Georgia for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by the above-named court.
      (d)     Resolution of disputes under the procedures of this Section 9.09 shall be the sole and exclusive means of resolving disputes arising out of or relating to this Agreement; provided, however, that nothing herein shall preclude the Parties from seeking in any court of competent jurisdiction temporary or interim injunctive relief to the extent necessary to preserve the subject matter of the dispute pending resolution under this Section 9.09.
      Section 9.10     Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.
      Section 9.11     Fees and Expenses. Each party shall bear its own fees and expenses incurred by it in connection with negotiation and preparation of and for this Agreement. Accordingly, EBC and Coconut Palm shall each pay one half of any filing fees required under the HSR.

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      Section 9.12     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
      Section 9.13     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

A-1-54

      IN WITNESS WHEREOF, Coconut Palm, EBC and the Major EBC Shareholders have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized or by themselves if individuals.

COCONUT PALM ACQUISITION CORP.

By	/s/ Mario B. Ferrari

Name: Mario B. Ferrari

Title:	Vice President

EQUITY BROADCASTING CORPORATION

By	/s/ Larry E. Morton

Name: Larry E. Morton

Title:	President

MAJOR EBC SHAREHOLDERS:

ARKANSAS MEDIA, LLC

By	/s/ Larry E. Morton

Name: Larry E. Morton

Title:	Manager

SYCAMORE VENTURE CAPITAL, L.P.

By:	Sycamore Business Partners, L.P., its

General Partner

By:	Sycamore Management Corporation,

its General Partner

By:	/s/ John R. Whitman

John R. Whitman, President

A-1-55

PIERREPOINT FAMILY INVESTMENT PARTNERSHIP I, L.P.

By:	/s/ Seth L. Pierrepoint

Seth L. Pierrepoint, General Partner

By:	John R. Whitman pursuant to Power

of Attorney, dated May 21, 2004

/s/ John R. Whitman

Kilin To

By:	John R. Whitman pursuant to Power of

Attorney, dated May 21, 2004

/s/ John R. Whitman

Richard Chong

By:	John R. Whitman pursuant to Power of

Attorney, dated May 21, 2004

WHITMAN CHILDREN IRREVOCABLE TRUST U/ T/ D
April 13, 1990

By:	/s/ John R. Whitman

John R. Whitman, Trustee

/s/ Henry Luken

Henry Luken

UNIVISION COMMUNICATIONS, INC.

By	/s/ Andrew W. Hobson

Name: Andrew W. Hobson

Title:	Senior Vice President and Chief

Financial Officer

A-1-56

-i-

-ii-

-iii-

Exhibit A	Amended and Restated Certificate of Incorporation of Coconut Palm
Exhibit B	Certificate of Registration for Series A Convertible Non-Voting Preferred Stock
Exhibit C	Amended and Restated Bylaws of Coconut Palm
Exhibit D	Form of Voting Agreement
Exhibit E	Morton Employment Agreement
Exhibit F	Fess Employment Agreement
Exhibit G	Hooper Consulting Agreement
Exhibit H	Management Services Agreement
Exhibit I	Univision Affiliation Agreements
Exhibit K	EBC Arkansas Media Settlement Agreement
Exhibit L	Univision Asset Purchase Agreement

-iv-

ANNEX A-2
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
      THIS FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), is dated as of May 5, 2006, among COCONUT PALM ACQUISITION CORP., a Delaware corporation (“Coconut Palm”), EQUITY BROADCASTING CORPORATION, an Arkansas corporation (“EBC”) and certain shareholders of EBC who are signatories to this Amendment (collectively, the “Major EBC Shareholders”). All terms not defined herein shall have the meaning ascribed to them in the Agreement and Plan of Merger which is referenced below.
RECITALS
      WHEREAS, Coconut Palm, EBC and the Major EBC Shareholders entered into that certain Agreement and Plan of Merger dated as of April 7, 2006 (the “Merger Agreement”), pursuant to which EBC will merge with and into Coconut Palm with Coconut Palm being the surviving corporation; and
      WHEREAS, the parties desire to extend the Due Diligence Termination Date and clarify certain other provisions of the Merger Agreement as provided below;
      NOW, THEREFORE, in consideration of the mutual premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
TERMS OF AMENDMENT
      1. Amendment of Section 2.01(a)(iii); Conversion of Securities. Section 2.01(a)(iii) of the Merger Agreement is amended by replacing the phrase ”... (and each Affiliate thereof which are signatories to this Agreement, (collectively, “Sycamore”)), ...” with “... (and each Affiliate thereof, or other party whose signature is subscribed by John R. Whitman, which are signatories to this Agreement (collectively, “Sycamore”)), ...”
      2. Amendment of Section 2.01(d); Percentage Ownership of Coconut Palm Common Stock. The parties hereby agree that the reference to “approximately 67.52%” in Section 2.01(d) of the Merger Agreement is amended and restated to read “approximately 67.03%”.
      3. Amendment of Section 3.03(b); Capitalization; Shareholders; Books and Records. Section 3.03(b) of the Merger Agreement is amended by replacing “13,131,999” (in each instance) with “13,101,999”.
      4. Amendment of Section 3.03(d); Capitalization; Shareholders; Books and Records: Section 3.03(d) of the Merger Agreement is amended and restated in its entirety to read as follows:

“(d) As of the date of this Agreement and as of the Closing Date, the aggregate Indebtedness of EBC and the Subsidiaries shall not exceed $62,000,000.00, subject to increase in accordance with the provisions of Section 7.02(s) (“EBC Maximum Indebtedness”).”
      5. Amendment of Section 6.12(h); Indemnification — EBC Shareholder Representative. Section 6.12(h) of the Merger Agreement is amended by replacing the name “John Whitmore” with “John R. Whitman”.
      6. Amendment of Section 6.16; Due Diligence Review. The parties hereby agree that the reference to “four (4) weeks” in the first clause of the first sentence of Section 6.16 of the Merger Agreement is amended and restated to read “five (5) weeks”. Provided that for purposes of Section 7.02(n) hereof, the foregoing change from four (4) weeks to five (5) weeks shall not apply.
      7. Amendment of Section 7.02; Conditions to the Obligations of Coconut Palm — EBC Indebtedness:

(a) EBC Indebtedness. The total EBC Closing Date Indebtedness of EBC as reflected on a balance sheet of EBC dated as of the date prior to the Closing, certified by the chief financial officer of

A-2-1

EBC (the “Closing Balance Sheet”), shall be no more than the EBC Maximum Indebtedness; provided however, that in the event (i) EBC shall not have sold or transferred one or both (or any portion) of its TV stations WBMM and KPOU and one or both (or any portion) of such TV stations remain as assets of EBC which are freely transferable (subject only to customary approvals including from the FCC and presently existing third party lenders), or (ii) EBC has entered into a binding written agreement with a third party providing for the sale of one or both (or any portion) of its TV stations WBMM and KPOU (subject only to customary approvals including from the FCC and presently existing third party lenders), and the collective net sale price of such TV stations as provided in the related sales agreement(s) is not less than (a) $15,683,400 with respect to KPOU (excluding the assets of EBC Boise, Inc. and EBC Pocatello, Inc.), (b) $387,000 with respect to the assets of EBC Boise, Inc., (c) $387,000 with respect to the assets of EBC Pocatello, Inc., and (d) $1,542,600 with respect to WBMM, then the EBC Maximum Indebtedness shall be increased by the following amounts: (1) $10,455,600, in the event that the conditions of either of clause (i) or (ii) above are satisfied with respect to KPOU (excluding the assets of EBC Boise, Inc. and EBC Pocatello, Inc.); (2) $258,000, in the event that the conditions of either of clause (i) or (ii) above are satisfied with respect to the assets of EBC Boise, Inc.; (3) $258,000, in the event that the conditions of either of clause (i) or (ii) above are satisfied with respect to the assets of EBC Pocatello, Inc.; and (4) $1,028,000, in the event that the conditions of either of clause (i) or (ii) above are satisfied with respect to WBMM. The Closing Balance Sheet shall have been prepared in accordance with GAAP, consistently applied, throughout the periods covered thereby and present fairly in all material respects the financial condition of EBC and its assets and liabilities as of such date; provided, that, the Closing Balance Sheet shall be subject to normal year-end audit adjustments (which in the aggregate are not material) and omit footnotes and other presentation items which are required by GAAP. The Closing Balance Sheet reflect all adjustments necessary for a fair presentation of the financial information contained therein, subject to the exceptions from GAAP noted herein.

      This Amendment shall form and be a part of the Merger Agreement. This Amendment shall modify the Merger Agreement solely as to the terms which are expressly stated herein, and all other terms and conditions of the Merger Agreement shall remain in full force and effect. This Amendment may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.
[Signatures follow]

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      IN WITNESS WHEREOF, the parties have executed and delivered this Amendment on the date first written above.

COCONUT PALM ACQUISITION CORP.

By	/s/ Mario B. Ferrari

Mario B. Ferrari, Vice President

EQUITY BROADCASTING CORPORATION

By	/s/ Larry E. Morton

Larry E. Morton, President

MAJOR EBC SHAREHOLDERS:

ARKANSAS MEDIA, LLC

By	/s/ Larry E. Morton

Larry E. Morton, Manager

SYCAMORE VENTURE CAPITAL, L.P.

By:	Sycamore Business Partners, L.P., its

General Partner

By:	Sycamore Management Corporation,

its General Partner

By:	/s/ John R. Whitman

John R. Whitman, President

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PIERREPOINT FAMILY INVESTMENT PARTNERSHIP I, L.P.

By:	/s/ Seth L. Pierrepoint

Seth L. Pierrepoint, General Partner

By:	John R. Whitman pursuant to Power

of Attorney, dated May 21, 2004

/s/ John R. Whitman

Kilin To

By:	John R. Whitman pursuant to Power of

Attorney, dated May 21, 2004

/s/ John R. Whitman

Richard Chong

By:	John R. Whitman pursuant to Power of

Attorney, dated May 21, 2004

WHITMAN CHILDREN IRREVOCABLE TRUST U/ T/ D
April 13, 1990

By:	/s/ John R. Whitman

John R. Whitman, Trustee

/s/ John R. Whitman

John R. Whitman

/s/ Henry Luken

Henry Luken

UNIVISION COMMUNICATIONS, INC.

By	/s/ Andrew W. Hobson

Andrew W. Hobson, SEVP & CFO

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ANNEX A-3
SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER
      THIS SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), is dated as of September 14, 2006, among COCONUT PALM ACQUISITION CORP., a Delaware corporation (“Coconut Palm”), EQUITY BROADCASTING CORPORATION, an Arkansas corporation (“EBC”) and certain shareholders of EBC who are signatories to this Amendment (collectively, the “Major EBC Shareholders”). All terms not defined herein shall have the meaning ascribed to them in the Agreement and Plan of Merger which is referenced below.
RECITALS
      WHEREAS, Coconut Palm, EBC and the Major EBC Shareholders entered into that certain Agreement and Plan of Merger dated as of April 7, 2006 (the “Merger Agreement”), pursuant to which EBC will merge with and into Coconut Palm with Coconut Palm being the surviving corporation;
      WHEREAS, the parties entered into that certain First Amendment to Agreement and Plan of Merger dated as of May 5, 2006, to extend the Due Diligence Termination Date and clarify certain other provisions of the Merger Agreement; and
      WHEREAS, the parties desire to enter into this Amendment to (1) increase the number of members of the combined company’s Board of Directors from seven to nine, (2) extend the termination date for the Merger Agreement, as amended, from December 31, 2006 to March 31, 2007 and (3) agree to adjust certain of EBC’s debt limitations to reflect EBC operations beyond the date of this Amendment, as provided below;
      NOW, THEREFORE, in consideration of the mutual premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
TERMS OF AMENDMENT
      1. Amendment of Section 6.13; Governance. The first sentence of Section 6.13 is hereby amended and restated in its entirety as follows:

“As of the Effective Time, the members of the board of directors of both Coconut Palm and the Surviving Corporation shall be nine (9) with Henry Luken, III as Chairman, with four designees of the board being appointed by shareholders of EBC or members of EBC management and with four designees of the board being appointed by Coconut Palm.”
      2. Amendment of Section 8.01(b); Termination. The parties hereby agree that the reference to “December 31, 2006” in Section 8.01(b) of the Merger Agreement, as amended, is amended and restated to read “March 31, 2007”.
      3. Amendment of Section 3.03(d); EBC Indebtedness. The parties hereby agree that Section 3.03(d) is amended and restated in its entirety as follows:

As of the date of this Agreement the aggregate Indebtedness of EBC and the Subsidiaries shall not exceed $62,000,000 (for the purposes of the representations made as of the date of this Agreement the “EBC Maximum Indebtedness”); provided however, in order to reflect EBC’s operations, and in particular the acquisition and disposition of assets (including TV stations), for the period of September 14, 2006 to March 31, 2007, the term “EBC Maximum Indebtedness” as determined at the Closing shall mean $72,000,000.
      This Amendment shall form and be a part of the Merger Agreement, as amended. This Amendment shall modify the Merger Agreement, as amended, solely as to the terms which are expressly stated herein, and all other terms and conditions of the Merger Agreement, as amended, shall remain in full force and effect. This

A-3-1

Amendment may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.
[Signatures follow]

A-3-2

      IN WITNESS WHEREOF, the parties have executed and delivered this Amendment on the date first written above.

COCONUT PALM ACQUISITION CORP.

By:	/s/ Mario B. Ferrari

Mario B. Ferrari, Vice President

EQUITY BROADCASTING CORPORATION

By:	/s/ Larry E. Morton

Larry E. Morton, President

MAJOR EBC SHAREHOLDERS:

ARKANSAS MEDIA, LLC

By:	/s/ Larry E. Morton

Larry E. Morton, Manager

SYCAMORE VENTURE CAPITAL, L.P.

By:	Sycamore Business Partners, L.P., its

General Partner

By:	Sycamore Management Corporation,

its General Partner

By:	/s/ John R. Whitman

John R. Whitman, President

PIERREPOINT FAMILY INVESTMENT PARTNERSHIP I, L.P.

By:	/s/ Seth L. Pierrepoint

Seth L. Pierrepoint, General Partner

By:	John R. Whitman pursuant to Power

of Attorney, dated May 21, 2004

/s/ John R. Whitman

Kilin To

By:	John R. Whitman pursuant to Power of

Attorney, dated May 21, 2004

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/s/ John R. Whitman

Richard Chong

By:	John R. Whitman pursuant to Power of

Attorney, dated May 21, 2004

WHITMAN CHILDREN IRREVOCABLE TRUST U/ T/ D April 13, 1990

By:	/s/ John R. Whitman

John R. Whitman, Trustee

/s/ John R. Whitman

John R. Whitman

/s/ Henry Luken

Henry Luken

UNIVISION COMMUNICATIONS, INC.

By:	/s/ Andrew W. Hobson

Andrew W. Hobson, SEVP & CFO

A-3-4

ANNEX B
THE COCONUT PALM ACQUISITION CORP.
2007 STOCK INCENTIVE PLAN

1.	ESTABLISHMENT, EFFECTIVE DATE AND TERM
      Coconut Palm Acquisition Corp., a Delaware corporation hereby establishes the Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan. The Effective Date of the Plan shall be the date that the Plan was approved by the shareholders of Coconut Palm in accordance with the laws of the State of Delaware or such later date as provided in the resolutions adopting the Plan; provided, however, no Award may be granted unless and until the Plan has been approved by the shareholders of Coconut Palm. Unless earlier terminated pursuant to Section 15(k) hereof, the Plan shall terminate on the tenth anniversary of the Effective Date. Capitalized terms used herein are defined in Appendix A attached hereto.

2.	PURPOSE
      The purpose of the Plan is to enable Coconut Palm to attract, retain, reward and motivate Eligible Individuals by providing them with an opportunity to acquire or increase a proprietary interest in Coconut Palm and to incentivize them to expend maximum effort for the growth and success of the Company, so as to strengthen the mutuality of the interests between the Eligible Individuals and the shareholders of Coconut Palm.

3.	ELIGIBILITY
      Awards may be granted under the Plan to any Eligible Individual, as determined by the Committee from time to time, on the basis of their importance to the business of the Company pursuant to the terms of the Plan.

4.	ADMINISTRATION
      (a) Committee. The Plan shall be administered by the Committee, which shall have the full power and authority to take all actions, and to make all determinations not inconsistent with the specific terms and provisions of the Plan deemed by the Committee to be necessary or appropriate to the administration of the Plan, any Award granted or any Award Agreement entered into hereunder. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect as it may determine in its sole discretion. The decisions by the Committee shall be final, conclusive and binding with respect to the interpretation and administration of the Plan, any Award or any Award Agreement entered into under the Plan.
      (b) Delegation to Officers or Employees. The Committee may designate officers or employees of the Company to assist the Committee in the administration of the Plan. The Committee may delegate authority to officers or employees of the Company to grant Awards and execute Award Agreements or other documents on behalf of the Committee in connection with the administration of the Plan, subject to whatever limitations or restrictions the Committee may impose and in accordance with applicable law.
      (c) Designation of Advisors. The Committee may designate professional advisors to assist the Committee in the administration of the Plan. The Committee may employ such legal counsel, consultants, and agents as it may deem desirable for the administration of the Plan and may rely upon any advice and any computation received from any such counsel, consultant, or agent. The Company shall pay all expenses and costs incurred by the Committee for the engagement of any such counsel, consultant, or agent.
      (d) Participants Outside the U.S. In order to conform with the provisions of local laws and regulations in foreign countries in which the Company operates, the Committee shall have the sole discretion to (i) modify the terms and conditions of the Awards granted under the Plan to Eligible Individuals located outside the United States; (ii) establish subplans with such modifications as may be necessary or advisable under the circumstances present by local laws and regulations; and (iii) take any action which it deems advisable to comply with or otherwise reflect any necessary governmental regulatory procedures, or to obtain any exemptions or approvals necessary with respect to the Plan or any subplan established hereunder.
      (e) Liability and Indemnification. No Covered Individual shall be liable for any action or determination made in good faith with respect to the Plan, any Award granted hereunder or any Award Agreement entered into hereunder. The Company shall, to the maximum extent permitted by applicable law and the Articles of Incorporation and Bylaws of Coconut Palm, indemnify and hold harmless each Covered Individual against any cost or expense (including reasonable attorney fees reasonably acceptable to the Company) or liability (including any amount paid in settlement of a claim with the approval of the Company), and amounts advanced to such Covered Individual necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Plan, any Award granted hereunder or any Award Agreement entered into hereunder. Such indemnification shall be in addition to any rights of indemnification such individuals may have under applicable law or under the Articles of Incorporation or Bylaws of Coconut Palm. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by a Covered Individual with regard to Awards granted to such Covered Individual under the Plan or arising out of such Covered Individual’s own fraud or bad faith.

5.	SHARES OF COMMON STOCK SUBJECT TO PLAN
      (a) Shares Available for Awards. The Common Stock that may be issued pursuant to Awards granted under the Plan shall be treasury shares or authorized but unissued shares of the Common Stock. The total number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall be the sum of Eleven Million Two Hundred Forty Thousand (11,240,000) shares.
      (b) Certain Limitations on Specific Types of Awards. The granting of Awards under this Plan shall be subject to the following limitations:

(i) With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of Eleven Million Two Hundred Forty Thousand (11,240,000) of such shares may be subject to grants of Incentive Stock Options;

(ii) With respect to the shares of Common Stock reserved pursuant to this Section, a maximum nine million (9,000,000) of such shares may be issued in connection with Awards, other than Stock Options and Stock Appreciation Rights, that are settled in Common Stock;

(iii) With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of two million (2,000,000) of such shares may be subject to grants of Options or Stock Appreciation Rights to any one Eligible Individual during any one fiscal year;

(iv) With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of one million (1,000,000) of such shares may be subject to grants of Performance Shares, Restricted Stock, and Awards of Common Stock to any one Eligible Individual during any one fiscal year; and

(v) The maximum value at Grant Date of grants of Performance Units which may be granted to any one Eligible Individual during any one fiscal year shall be five million dollars (5,000,000).
      (c) Reduction of Shares Available for Awards. Upon the granting of an Award, the number of shares of Common Stock available under this Section hereof for the granting of further Awards shall be reduced as follows:

(i) In connection with the granting of an Option or Stock Appreciation Right, the number of shares of Common Stock shall be reduced by the number of shares of Common Stock subject to the Option or Stock Appreciation Right;

(ii) In connection with the granting of an Award that is settled in Common Stock, other than the granting of an Option or Stock Appreciation Right, the number of shares of Common Stock shall be reduced by the number of shares of Common Stock subject to the Award; and

(iii) Awards settled in cash shall not count against the total number of shares of Common Stock available to be granted pursuant to the Plan.
      (d) Cancelled, Forfeited, or Surrendered Awards. Notwithstanding anything to the contrary in this Plan, if any Award is cancelled, forfeited or terminated for any reason prior to exercise or becoming vested in full, the shares of Common Stock that were subject to such Award shall, to the extent cancelled, forfeited or terminated, immediately become available for future Awards granted under the Plan as if said Award had never been granted; provided, however, that any shares of Common Stock subject to an Award which is cancelled, forfeited or terminated in order to pay the Exercise Price, purchase price or any taxes or tax withholdings on an Award shall not be available for future Awards granted under the Plan.
      (e) Recapitalization. If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of Coconut Palm by reason of any recapitalization, reclassification, reorganization, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock of Coconut Palm or other increase or decrease in such shares effected without receipt of consideration by Coconut Palm occurring after the Effective Date, an appropriate and proportionate adjustment shall be made by the Committee to (i) the aggregate number and kind of shares of Common Stock available under the Plan, (ii) the aggregate limit of the number of shares of Common Stock that may be granted pursuant to an Incentive Stock Option, (iii) the limits on the number of shares of Common Stock that may be granted to an Eligible Employee in any one fiscal year, (iv) the calculation of the reduction of shares of Common Stock available under the Plan, (v) the number and kind of shares of Common Stock issuable upon exercise (or vesting) of outstanding Awards granted under the Plan; (vi) the Exercise Price of outstanding Options granted under the Plan, and/or (vii) the number of shares of Common Stock subject to Awards granted to Non-Employee Directors under Section 10. No fractional shares of Common Stock or units of other securities shall be issued pursuant to any such adjustment under this Section 5(e), and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share or unit. Any adjustments made under this Section 5(e) with respect to any Incentive Stock Options must be made in accordance with Code Section 424.

6.	OPTIONS
      (a) Grant of Options. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Options to purchase such number of shares of Common Stock and on such terms and conditions as the Committee shall determine in its sole and absolute discretion. Each grant of an Option shall satisfy the requirements set forth in this Section.
      (b) Substitution of Options. The Committee may issue Options under this Plan as a substitution of any options which are outstanding and unexercised pursuant to the option plan maintained by Equity Broadcasting Corporation as of the Effective Time of the Agreement and Plan of Merger dated as of April 7, 2006, among Coconut Palm Acquisition Corp. and Equity Broadcasting Corporation. The substituted Options must contain all of the terms of the Equity Broadcasting options and must not give the Participant additional benefits that the Participant did not have prior to the substitution.
      (c) Type of Options. Each Option granted under the Plan may be designated by the Committee, in its sole discretion, as either (i) an Incentive Stock Option, or (ii) a Non-Qualified Stock Option. Options designated as Incentive Stock Options that fail to continue to meet the requirements of Code Section 422 shall be re-designated as Non-Qualified Stock Options automatically on the date of such failure to continue to meet such requirements without further action by the Committee. In the absence of any designation, Options granted under the Plan will be deemed to be Non-Qualified Stock Options.

      (d) Exercise Price. Subject to the limitations set forth in the Plan relating to Incentive Stock Options, the Exercise Price of an Option shall be fixed by the Committee and stated in the respective Award Agreement, provided that the Exercise Price of the shares of Common Stock subject to such Option may not be less than Fair Market Value of such Common Stock on the Grant Date, or if greater, the par value of the Common Stock.
      (e) Limitation on Repricing. Unless such action is approved by Coconut Palm’s shareholders in accordance with applicable law: (i) no outstanding Option granted under the Plan may be amended to provide an Exercise Price that is lower than the then-current Exercise Price of such outstanding Option (other than adjustments to the Exercise Price pursuant to Sections 5(e) and 12); (ii) the Committee may not cancel any outstanding Option and grant in substitution therefore new Awards under the Plan covering the same or a different number of shares of Common Stock and having an Exercise Price lower than the then-current Exercise Price of the cancelled Option (other than adjustments to the Exercise Price pursuant to Sections 5(e) and 12); and (iii) the Committee may not authorize the repurchase of an outstanding Option which has an Exercise Price that is higher than the then-current fair market value of the Common Stock (other than adjustments to the Exercise Price pursuant to Sections 5(e) and 12).
      (f) Limitation on Option Period. Subject to the limitations set forth in the Plan relating to Incentive Stock Options, Options granted under the Plan and all rights to purchase Common Stock thereunder shall terminate no later than the seventh anniversary of the Grant Date of such Options, or on such earlier date as may be stated in the Award Agreement relating to such Option. In the case of Options expiring prior to the seventh anniversary of the Grant Date, the Committee may in its discretion, at any time prior to the expiration or termination of said Options, extend the term of any such Options for such additional period as it may determine, but in no event beyond the seventh anniversary of the Grant Date thereof.
      (g) Limitations on Incentive Stock Options. Notwithstanding any other provisions of the Plan, the following provisions shall apply with respect to Incentive Stock Options granted pursuant to the Plan.

(i) Limitation on Grants. Incentive Stock Options may only be granted to Section 424 Employees. The aggregate Fair Market Value (determined at the time such Incentive Stock Option is granted) of the shares of Common Stock for which any individual may have Incentive Stock Options which first become vested and exercisable in any calendar year (under all incentive stock option plans of the Company) shall not exceed $100,000. Options granted to such individual in excess of the $100,000 limitation, and any Options issued subsequently which first become vested and exercisable in the same calendar year, shall automatically be treated as Non-Qualified Stock Options.

(ii) Minimum Exercise Price. In no event may the Exercise Price of a share of Common Stock subject an Incentive Stock Option be less than 100% of the Fair Market Value of such share of Common Stock on the Grant Date.

(iii) Ten Percent Shareholder. Notwithstanding any other provision of the Plan to the contrary, in the case of Incentive Stock Options granted to a Section 424 Employee who, at the time the Option is granted, owns (after application of the rules set forth in Code Section 424(d)) stock possessing more than ten percent of the total combined voting power of all classes of stock of Coconut Palm, such Incentive Stock Options (i) must have an Exercise Price per share of Common Stock that is at least 110% of the Fair Market Value as of the Grant Date of a share of Common Stock, and (ii) must not be exercisable after the fifth anniversary of the Grant Date.
      (h) Vesting Schedule and Conditions. No Options may be exercised prior to the satisfaction of the conditions and vesting schedule provided for in the Award Agreement relating thereto. Except as otherwise provided by the Committee in an Award Agreement in its sole and absolute discretion, subject to Sections 10, 12 and 13 of the Plan, Options covered by any Award under this Plan that are subject solely to a future service requirement shall vest in five equal annual increments of 20%, with one increment vesting on each anniversary date of the Grant.
      (i) Exercise. When the conditions to the exercise of an Option have been satisfied, the Participant may exercise the Option only in accordance with the following provisions. The Participant shall deliver to

Coconut Palm a written notice stating that the Participant is exercising the Option and specifying the number of shares of Common Stock which are to be purchased pursuant to the Option, and such notice shall be accompanied by payment in full of the Exercise Price of the shares for which the Option is being exercised, by one or more of the methods provided for in the Plan. Said notice must be delivered to Coconut Palm at its principal office and addressed to the attention of Chief Financial Officer, Coconut Palm Acquisition Corp., One Shackleford Drive, Suite 400, Rock Arkansas 72211. An attempt to exercise any Option granted hereunder other than as set forth in the Plan shall be invalid and of no force and effect.
      (j) Payment. Payment of the Exercise Price for the shares of Common Stock purchased pursuant to the exercise of an Option shall be made by one of the following methods:

(i) by cash, certified or cashier’s check, bank draft or money order;

(ii) through the delivery to Coconut Palm of shares of Common Stock which have been previously owned by the Participant for the requisite period necessary to avoid a charge to Coconut Palm’s earnings for financial reporting purposes; such shares shall be valued, for purposes of determining the extent to which the Exercise Price has been paid thereby, at their Fair Market Value on the date of exercise; without limiting the foregoing, the Committee may require the Participant to furnish an opinion of counsel acceptable to the Committee to the effect that such delivery would not result in Coconut Palm incurring any liability under Section 16(b) of the Exchange Act; or

(iii) by any other method which the Committee, in its sole and absolute discretion and to the extent permitted by applicable law, may permit, including, but not limited to, any of the following: (A) through a “cashless exercise sale and remittance procedure” pursuant to which the Participant shall concurrently provide irrevocable instructions (1) to a brokerage firm approved by the Committee to effect the immediate sale of the purchased shares and remit to Coconut Palm, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Exercise Price payable for the purchased shares plus all applicable federal, state and local income, employment, excise, foreign and other taxes required to be withheld by the Company by reason of such exercise and (2) to Coconut Palm to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale; or (B) by any other method as may be permitted by the Committee.
      (k) Termination of Employment, Disability or Death. Unless otherwise provided in an Award Agreement, upon the termination of the employment or other service of a Participant with Company for any reason, all of the Participant’s outstanding Options (whether vested or unvested) shall be subject to the rules of this paragraph. Upon such termination, the Participant’s unvested Options shall expire. Notwithstanding anything in this Plan to the contrary, the Committee may provide, in its sole and absolute discretion, that following the termination of employment or other service of a Participant with the Company for any reason (i) any unvested Options held by the Participant that vest solely upon a future service requirement shall vest in whole or in part, at any time subsequent to such termination of employment or other service, and or (ii) a Participant or the Participant’s estate, devisee or heir at law (whichever is applicable), may exercise an Option, in whole or in part, at any time subsequent to such termination of employment or other service and prior to the termination of the Option pursuant to its terms. Unless otherwise determined by the Committee, temporary absence from employment because of illness, vacation, approved leaves of absence or military service shall not constitute a termination of employment or other service.

(i) Termination for Reason Other Than Cause, Disability or Death. If a Participant’s termination of employment or other service is for any reason other than death, Disability, Cause or a voluntary termination within ninety (90) days after occurrence of an event which would be grounds for termination of employment or other service by the Company for Cause, any Option held by such Participant, may be exercised, to the extent exercisable at termination, by the Participant at any time within a period not to exceed thirty (30) days from the date of such termination, but in no event after the termination of the Option pursuant to its terms.

(ii) Disability. If a Participant’s termination of employment or other service with the Company is by reason of a Disability of such Participant, the Participant shall have the right at any time within a period not to exceed one (1) year after such termination, but in no event after the termination of the Option pursuant to its terms, to exercise, in whole or in part, any vested portion of the Option held by such Participant at the date of such termination; provided, however, that if the Participant dies within such period, any vested Option held by such Participant upon death shall be exercisable by the Participant’s estate, devisee or heir at law (whichever is applicable) for a period not to exceed one (1) year after the Participant’s death, but in no event after the termination of the Option pursuant to its terms.

(iii) Death. If a Participant dies while in the employment or other service of the Company, the Participant’s estate or the devisee named in the Participant’s valid last will and testament or the Participant’s heir at law who inherits the Option has the right, at any time within a period not to exceed one (1) year after the date of such Participant’s death, but in no event after the termination of the Option pursuant to its terms, to exercise, in whole or in part, any portion of the vested Option held by such Participant at the date of such Participant’s death.

(iv) Termination for Cause. In the event the termination is for Cause or is a voluntary termination within ninety (90) days after occurrence of an event which would be grounds for termination of employment or other service by the Company for Cause (without regard to any notice or cure period requirement), any Option held by the Participant at the time of such termination shall be deemed to have terminated and expired upon the date of such termination.

7.	STOCK APPRECIATION RIGHTS
      (a) Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Stock Appreciation Rights, in such amounts and on such terms and conditions as the Committee shall determine in its sole and absolute discretion. Each grant of a Stock Appreciation Right shall satisfy the requirements as set forth in this Section.
      (b) Terms and Conditions of Stock Appreciation Rights. Unless otherwise provided in an Award Agreement, the terms and conditions (including, without limitation, the limitations on the Exercise Price, exercise period, repricing and termination) of the Stock Appreciation Right shall be substantially identical (to the extent possible taking into account the differences related to the character of the Stock Appreciation Right) to the terms and conditions that would have been applicable under Section 6 above were the grant of the Stock Appreciation Rights a grant of an Option.
      (c) Exercise of Stock Appreciation Rights. Stock Appreciation Rights shall be exercised by a Participant only by written notice delivered to the Chief Financial Officer of Coconut Palm, specifying the number of shares of Common Stock with respect to which the Stock Appreciation Right is being exercised.
      (d) Payment of Stock Appreciation Right. Unless otherwise provided in an Award Agreement, upon exercise of a Stock Appreciation Right, the Participant or Participant’s estate, devisee or heir at law (whichever is applicable) shall be entitled to receive payment, in cash, in shares of Common Stock, or in a combination thereof, as determined by the Committee in its sole and absolute discretion. The amount of such payment shall be determined by multiplying the excess, if any, of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the Grant Date, by the number of shares of Common Stock with respect to which the Stock Appreciation Rights are then being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to a Stock Appreciation Right by including such limitation in the Award Agreement.

8.	RESTRICTED STOCK
      (a) Grant of Restricted Stock. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Restricted Stock, in such amounts and on such terms and conditions as the Committee shall determine in its sole and absolute discretion. Each grant of Restricted Stock shall satisfy the requirements as set forth in this Section.

      (b) Restrictions. The Committee shall impose such restrictions on any Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation; time based vesting restrictions, or the attainment of Performance Goals. Except as otherwise provided by the Committee in an Award Agreement in its sole and absolute discretion, subject to Sections 10, 12 and 13 of the Plan, Restricted Stock covered by any Award under this Plan that are subject solely to a future service requirement shall vest over the four-year period immediately following the Grant Date in equal annual increments of 25%, with one increment vesting on each anniversary date of the Grant Date. Shares of Restricted Stock subject to the attainment of Performance Goals will be released from restrictions only after the attainment of such Performance Goals has been certified by the Committee in accordance with Section 9(c).
      (c) Certificates and Certificate Legend. With respect to a grant of Restricted Stock, the Company may issue a certificate evidencing such Restricted Stock to the Participant or issue and hold such shares of Restricted Stock for the benefit of the Participant until the applicable restrictions expire. The Company may legend the certificate representing Restricted Stock to give appropriate notice of such restrictions. In addition to any such legends, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following legend:

“The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, are subject to certain terms, conditions, and restrictions on transfer as set forth in The Coconut Palm Acquisition Corp. 2006 Stock Incentive Plan (the “Plan”), and in an Agreement entered into by and between the registered owner of such shares and the Coconut Palm Acquisition Corp. (the “Company”), dated (the “Award Agreement”). A copy of the Plan and the Award Agreement may be obtained from the Secretary of the Company.”
      (d) Removal of Restrictions. Except as otherwise provided in the Plan, shares of Restricted Stock shall become freely transferable by the Participant upon the lapse of the applicable restrictions. Once the shares of Restricted Stock are released from the restrictions, the Participant shall be entitled to have the legend required by paragraph (c) above removed from the share certificate evidencing such Restricted Stock and the Company shall pay or distribute to the Participant all dividends and distributions held in escrow by the Company with respect to such Restricted Stock.
      (e) Shareholder Rights. Unless otherwise provided in an Award Agreement, until the expiration of all applicable restrictions, (i) the Restricted Stock shall be treated as outstanding, (ii) the Participant holding shares of Restricted Stock may exercise full voting rights with respect to such shares, and (iii) the Participant holding shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such shares while they are so held. If any such dividends or distributions are paid in shares of Common Stock, such shares shall be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary, at the discretion of the Committee, all such dividends and distributions may be held in escrow by the Company (subject to the same restrictions on forfeitability) until all restrictions on the respective Restricted Stock have lapsed.
      (f) Termination of Service. Unless otherwise provided in a Award Agreement, if a Participant’s employment or other service with the Company terminates for any reason, all unvested shares of Restricted Stock held by the Participant and any dividends or distributions held in escrow by Coconut Palm with respect to such Restricted Stock shall be forfeited immediately and returned to the Company. Notwithstanding this paragraph, all grants of Restricted Stock that vest solely upon the attainment of Performance Goals shall be treated pursuant to the terms and conditions that would have been applicable under Section 9(c) as if such grants of Restricted Stock were Awards of Performance Shares. Notwithstanding anything in this Plan to the contrary, the Committee may provide, in its sole and absolute discretion, that following the termination of employment or other service of a Participant with the Company for any reason, any unvested shares of Restricted Stock held by the Participant that vest solely upon a future service requirement shall vest in whole or in part, at any time subsequent to such termination of employment or other service.

9.	PERFORMANCE SHARES AND PERFORMANCE UNITS
      (a) Grant of Performance Shares and Performance Units. Subject to the terms and conditions of the Plan, the Committee may grant to such Eligible Individuals as the Committee may determine, Performance Shares and Performance Units, in such amounts and on such terms and conditions as the Committee shall determine in its sole and absolute discretion. Each grant of a Performance Share or a Performance Unit shall satisfy the requirements as set forth in this Section.
      (b) Performance Goals. Performance Goals will be based on one or more of the following criteria, as determined by the Committee in its absolute and sole discretion: (i) the attainment of certain target levels of, or a specified increase in, Coconut Palm’s enterprise value or value creation targets; (ii) the attainment of certain target levels of, or a percentage increase in, Coconut Palm’s after-tax or pre-tax profits including, without limitation, that attributable to Coconut Palm’s continuing and/or other operations; (iii) the attainment of certain target levels of, or a specified increase relating to, Coconut Palm’s operational cash flow or working capital, or a component thereof; (iv) the attainment of certain target levels of, or a specified decrease relating to, Coconut Palm’s operational costs, or a component thereof (v) the attainment of a certain level of reduction of, or other specified objectives with regard to limiting the level of increase in all or a portion of bank debt or other of Coconut Palm’s long-term or short-term public or private debt or other similar financial obligations of Coconut Palm, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee; (vi) the attainment of a specified percentage increase in earnings per share or earnings per share from Coconut Palm’s continuing operations; (vii) the attainment of certain target levels of, or a specified percentage increase in, Coconut Palm’s net sales, revenues, net income or earnings before income tax or other exclusions; (viii) the attainment of certain target levels of, or a specified increase in, Coconut Palm’s return on capital employed or return on invested capital; (ix) the attainment of certain target levels of, or a percentage increase in, Coconut Palm’s after-tax or pre-tax return on shareholder equity; (x) the attainment of certain target levels in the fair market value of Coconut Palm’s Common Stock; (xi) the growth in the value of an investment in the Common Stock assuming the reinvestment of dividends; and/or (xii) the attainment of certain target levels of, or a specified increase in, EBITDA (earnings before income tax, depreciation and amortization). In addition, Performance Goals may be based upon the attainment by a subsidiary, division or other operational unit of Coconut Palm of specified levels of performance under one or more of the measures described above. Further, the Performance Goals may be based upon the attainment by Coconut Palm (or a subsidiary, division, facility or other operational unit of Coconut Palm) of specified levels of performance under one or more of the foregoing measures relative to the performance of other corporations. To the extent permitted under Code Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the Committee may, in its sole and absolute discretion: (i) designate additional business criteria upon which the Performance Goals may be based; (ii) modify, amend or adjust the business criteria described herein; or (iii) incorporate in the Performance Goals provisions regarding changes in accounting methods, corporate transactions (including, without limitation, dispositions or acquisitions) and similar events or circumstances. Performance Goals may include a threshold level of performance below which no Award will be earned, levels of performance at which an Award will become partially earned and a level at which an Award will be fully earned.
      (c) Terms and Conditions of Performance Shares and Performance Units. The applicable Award Agreement shall set forth (i) the number of Performance Shares or the dollar value of Performance Units granted to the Participant; (ii) the Performance Period and Performance Goals with respect to each such Award; (iii) the threshold, target and maximum shares of Common Stock or dollar values of each Performance Share or Performance Unit and corresponding Performance Goals, and (iv) any other terms and conditions as the Committee determines in its sole and absolute discretion. The Committee shall establish, in its sole and absolute discretion, the Performance Goals for the applicable Performance Period for each Performance Share or Performance Unit granted hereunder. Performance Goals for different Participants and for different grants of Performance Shares and Performance Units need not be identical. Unless otherwise provided in an Award Agreement, the Participants’ rights as a shareholder in Performance Shares shall be substantially identical to the terms and conditions that would have been applicable under Section 8 above if the Performance Shares were Restricted Stock. Unless otherwise provided in an Award Agreement, a holder of Performance Units is not entitled to the rights of a holder of our Common Stock.
      (d) Determination and Payment of Performance Units or Performance Shares Earned. As soon as practicable after the end of a Performance Period, the Committee shall determine the extent to which Performance Shares or Performance Units have been earned on the basis of the Company’s actual performance in relation to the established Performance Goals as set forth in the applicable Award Agreement and shall certify these results in writing. As soon as practicable after the Committee has determined that an amount is payable or should be distributed with respect to a Performance Share or a Performance Unit, the Committee shall cause the amount of such Award to be paid or distributed to the Participant or the Participant’s estate, devisee or heir at law (whichever is applicable). Unless otherwise provided in an Award Agreement, the Committee shall determine in its sole and absolute discretion whether payment with respect to the Performance Share or Performance Unit shall be made in cash, in shares of Common Stock, or in a combination thereof. For purposes of making payment or a distribution with respect to a Performance Share or Performance Unit, the cash equivalent of a share of Common Stock shall be determined by the Fair Market Value of the Common Stock on the day the Committee designates the Performance Shares or Performance Units to be payable.
      (e) Termination of Employment. Unless otherwise provided in an Award Agreement, if a Participant’s employment or other service with the Company terminates for any reason, all of the Participant’s outstanding Performance Shares and Performance Units shall be subject to the rules of this Section.

(i) Termination for Reason Other Than Death or Disability. If a Participant’s employment or other service with the Company terminates prior to the expiration of a Performance Period with respect to any Performance Units or Performance Shares held by such Participant for any reason other than death or Disability, the outstanding Performance Units or Performance Shares held by such Participant for which the Performance Period has not yet expired shall terminate upon such termination and the Participant shall have no further rights pursuant to such Performance Units or Performance Shares.

(ii) Termination of Employment for Death or Disability. If a Participant’s employment or other service with the Company terminates by reason of the Participant’s death or Disability prior to the end of a Performance Period, the Participant, or the Participant’s estate, devisee or heir at law (whichever is applicable) shall be entitled to a payment of the Participant’s outstanding Performance Units and Performance Share at the end of the applicable Performance Period, pursuant to the terms of the Plan and the Participant’s Award Agreement; provided, however, that the Participant shall be deemed to have earned only that proportion (to the nearest whole unit or share) of the Performance Units or Performance Shares granted to the Participant under such Award as the number of full months of the Performance Period which have elapsed since the first day of the Performance Period for which the Award was granted to the end of the month in which the Participant’s termination of employment or other service, bears to the total number of months in the Performance Period, subject to the attainment of the Performance Goals associated with the Award as certified by the Committee. The right to receive any remaining Performance Units or Performance Shares shall be canceled and forfeited.

10.	VESTING OF AWARD GRANTS TO NON-EMPLOYEE DIRECTORS
      Notwithstanding the minimum vesting provisions in Section 6(g) and 8(b) of the Plan, any Award granted to a Non-Employee Director in lieu of cash compensation shall not be subject to any minimum vesting requirements.

11.	OTHER AWARDS
      Awards of shares of Common Stock, phantom stock, restricted stock units and other awards that are valued in whole or in part by reference to, or otherwise based on, Common Stock, may also be made, from time to time, to Eligible Individuals as may be selected by the Committee. Such Common Stock may be issued in satisfaction of awards granted under any other plan sponsored by the Company or compensation payable to an Eligible Individual. In addition, such awards may be made alone or in addition to or in connection with any other Award granted hereunder. The Committee may determine the terms and conditions of any such award. Each such award shall be evidenced by an Award Agreement between the Eligible Individual and the Company which shall specify the number of shares of Common Stock subject to the award, any consideration therefore, any vesting or performance requirements and such other terms and conditions as the Committee shall determine in its sole and absolute discretion.

12.	CHANGE IN CONTROL
      Unless otherwise provided in an Award Agreement, upon the occurrence of a Change in Control of Coconut Palm, the Committee may in its sole and absolute discretion, provide on a case by case basis that (i) some or all outstanding Awards may become immediately exercisable or vested, without regard to any limitation imposed pursuant to this Plan, (ii) that all Awards shall terminate, provided that Participants shall have the right, immediately prior to the occurrence of such Change in Control and during such reasonable period as the Committee in its sole discretion shall determine and designate, to exercise any vested Award in whole or in part, (iii) that all Awards shall terminate, provided that Participants shall be entitled to a cash payment equal to the Change in Control Price with respect to shares subject to the vested portion of the Award net of the Exercise Price thereof (if applicable), (iv) provide that, in connection with a liquidation or dissolution of Coconut Palm, Awards shall convert into the right to receive liquidation proceeds net of the Exercise Price (if applicable) and (v) any combination of the foregoing. In the event that the Committee does not terminate or convert an Award upon a Change in Control of Coconut Palm, then the Award shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring, or succeeding corporation (or an affiliate thereof).

13.	CHANGE IN STATUS OF PARENT OR SUBSIDIARY
      Unless otherwise provided in an Award Agreement or otherwise determined by the Committee, in the event that an entity or business unit which was previously a part of the Company is no longer a part of the Company, as determined by the Committee in its sole discretion, the Committee may, in its sole and absolute discretion: (i) provide on a case by case basis that some or all outstanding Awards held by a Participant employed by or performing service for such entity or business unit may become immediately exercisable or vested, without regard to any limitation imposed pursuant to this Plan; (ii) provide on a case by case basis that some or all outstanding Awards held by a Participant employed by or performing service for such entity or business unit may remain outstanding, may continue to vest, and/or may remain exercisable for a period not exceeding one (1) year, subject to the terms of the Award Agreement and this Plan; and/or (ii) treat the employment or other services of a Participant employed by such entity or business unit as terminated if such Participant is not employed by Coconut Palm or any entity that is a part of the Company immediately after such event.

14.	REQUIREMENTS OF LAW
      (a) Violations of Law. The Company shall not be required to sell or issue any shares of Common Stock under any Award if the sale or issuance of such shares would constitute a violation by the individual exercising the Award, the Participant or the Company of any provisions of any law or regulation of any governmental authority, including without limitation any provisions of the Sarbanes-Oxley Act, and any other federal or state securities laws or regulations. Any determination in this connection by the Committee shall be final, binding, and conclusive. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Award, the issuance of shares pursuant thereto or the grant of an Award to comply with any law or regulation of any governmental authority.
      (b) Registration. At the time of any exercise or receipt of any Award, the Company may, if it shall determine it necessary or desirable for any reason, require the Participant (or Participant’s heirs, legatees or legal representative, as the case may be), as a condition to the exercise or grant thereof, to deliver to the Company a written representation of present intention to hold the shares for their own account as an investment and not with a view to, or for sale in connection with, the distribution of such shares, except in compliance with applicable federal and state securities laws with respect thereto. In the event such representation is required to be delivered, an appropriate legend may be placed upon each certificate delivered to the Participant (or Participant’s heirs, legatees or legal representative, as the case may be) upon the Participant’s exercise of part or all of the Award or receipt of an Award and a stop transfer order may be placed with the transfer agent. Each Award shall also be subject to the requirement that, if at any time the Company determines, in its discretion, that the listing, registration or qualification of the shares subject to the Award upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of or in connection with, the issuance or purchase of the shares thereunder, the Award may not be exercised in whole or in part and the restrictions on an Award may not be removed unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company in its sole discretion. The Participant shall provide the Company with any certificates, representations and information that the Company requests and shall otherwise cooperate with the Company in obtaining any listing, registration, qualification, consent or approval that the Company deems necessary or appropriate. The Company shall not be obligated to take any affirmative action in order to cause the exercisability or vesting of an Award, to cause the exercise of an Award or the issuance of shares pursuant thereto, or to cause the grant of Award to comply with any law or regulation of any governmental authority.
      (c) Withholding. The Committee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of any taxes that the Company is required by any law or regulation of any governmental authority, whether federal, state or local, domestic or foreign, to withhold in connection with the grant or exercise of an Award, or the removal of restrictions on an Award including, but not limited to: (i) the withholding of delivery of shares of Common Stock until the holder reimburses the Company for the amount the Company is required to withhold with respect to such taxes; (ii) the canceling of any number of shares of Common Stock issuable in an amount sufficient to reimburse the Company for the amount it is required to so withhold; (iii) withholding the amount due from any such person’s wages or compensation due to such person; or (iv) requiring the Participant to pay the Company cash in the amount the Company is required to withhold with respect to such taxes.
      (d) Governing Law. The Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

15.	GENERAL PROVISIONS
      (a) Award Agreements. All Awards granted pursuant to the Plan shall be evidenced by an Award Agreement. Each Award Agreement shall specify the terms and conditions of the Award granted and shall contain any additional provisions as the Committee shall deem appropriate, in its sole and absolute discretion (including, to the extent that the Committee deems appropriate, provisions relating to confidentiality, non-competition, non-solicitation and similar matters). The terms of each Award Agreement need not be identical for Eligible Individuals provided that all Award Agreements comply with the terms of the Plan.
      (b) Purchase Price. To the extent the purchase price of any Award granted hereunder is less than par value of a share of Common Stock and such purchase price is not permitted by applicable law, the per share purchase price shall be deemed to be equal to the par value of a share of Common Stock.
      (c) Dividends and Dividend Equivalents. Except as provided by the Committee in its sole and absolute discretion or as otherwise provided in Section 5(e) and subject to Section 8(e) of the Plan, a Participant shall not be entitled to receive, currently or on a deferred basis, cash or stock dividends, Dividend Equivalents, or cash payments in amounts equivalent to cash or stock dividends on shares of Commons Stock covered by an Award which has not vested or an Option. The Committee in its absolute and sole discretion may credit a Participant’s Award with Dividend Equivalents with respect to any Awards. To the extent that dividends and distributions relating to an Award are held in escrow by the Company, or Dividend Equivalents are credited to an Award, a Participant shall not be entitled to any interest on any such amounts. The Committee may not grant Dividend Equivalents to an Award subject to performance-based vesting to the extent that the grant of such Dividend Equivalents would limit the Company’s deduction of the compensation payable under such Award for federal tax purposes pursuant to Code Section 162(m).

      (d) Deferral of Awards. The Committee may from time to time establish procedures pursuant to which a Participant may elect to defer, until a time or times later than the vesting of an Award, receipt of all or a portion of the shares of Common Stock or cash subject to such Award and to receive Common Stock or cash at such later time or times, all on such terms and conditions as the Committee shall determine. The Committee shall not permit the deferral of an Award unless counsel for Coconut Palm determines that such action will not result in adverse tax consequences to a Participant under Section 409A of the Code. If any such deferrals are permitted, then notwithstanding anything to the contrary herein, a Participant who elects to defer receipt of Common Stock shall not have any rights as a shareholder with respect to deferred shares of Common Stock unless and until shares of Common Stock are actually delivered to the Participant with respect thereto, except to the extent otherwise determined by the Committee.
      (e) Prospective Employees. Notwithstanding anything to the contrary, any Award granted to a Prospective Employee shall not become vested prior to the date the Prospective Employee first becomes an employee of the Company.
      (f) Issuance of Certificates; Shareholder Rights. Coconut Palm shall deliver to the Participant a certificate evidencing the Participant’s ownership of shares of Common Stock issued pursuant to the exercise of an Award as soon as administratively practicable after satisfaction of all conditions relating to the issuance of such shares. A Participant shall not have any of the rights of a shareholder with respect to such Common Stock prior to satisfaction of all conditions relating to the issuance of such Common Stock, and, except as expressly provided in the Plan, no adjustment shall be made for dividends, distributions or other rights of any kind for which the record date is prior to the date on which all such conditions have been satisfied.
      (g) Transferability of Awards. A Participant may not Transfer an Award other than by will or the laws of descent and distribution. Awards may be exercised during the Participant’s lifetime only by the Participant. No Award shall be liable for or subject to the debts, contracts, or liabilities of any Participant, nor shall any Award be subject to legal process or attachment for or against such person. Any purported Transfer of an Award in contravention of the provisions of the Plan shall have no force or effect and shall be null and void, and the purported transferee of such Award shall not acquire any rights with respect to such Award. Notwithstanding anything to the contrary, the Committee may in its sole and absolute discretion permit the Transfer of an Award to a Participant’s “family member” as such term is defined in the Form 8 Registration Statement under the Securities Act of 1933, as amended, under such terms and conditions as specified by the Committee. In such case, such Award shall be exercisable only by the transferee approved of by the Committee. To the extent that the Committee permits the Transfer of an Incentive Stock Option to a “family member”, so that such Option fails to continue to satisfy the requirements of an incentive stock option under the Code such Option shall automatically be re-designated as a Non-Qualified Stock Option.
      (h) Buyout and Settlement Provisions. Except as prohibited in Section 6(d) of the Plan, the Committee may at any time on behalf of Coconut Palm offer to buy out any Awards previously granted based on such terms and conditions as the Committee shall determine which shall be communicated to the Participants at the time such offer is made.
      (i) Use of Proceeds. The proceeds received by Coconut Palm from the sale of Common Stock pursuant to Awards granted under the Plan shall constitute general funds of Coconut Palm.
      (j) Modification or Substitution of an Award. Subject to the terms and conditions of the Plan, the Committee may modify outstanding Awards. Notwithstanding the following, no modification of an Award shall adversely affect any rights or obligations of the Participant under the applicable Award Agreement without the Participant’s consent. The Committee in its sole and absolute discretion may rescind, modify, or waive any vesting requirements or other conditions applicable to an Award. Notwithstanding the foregoing, without the approval of the shareholders of Coconut Palm in accordance with applicable law, an Award may not be modified to reduce the exercise price thereof nor may an Award at a lower price be substituted for a surrender of an Award, provided that (i) the foregoing shall not apply to adjustments or substitutions in accordance with Section 5 or Section 12, and (ii) if an Award is modified, extended or renewed and thereby deemed to be in issuance of a new Award under the Code or the applicable accounting rules, the exercise price of such Award may continue to be the original Exercise Price even if less than Fair Market Value of the Common Stock at the time of such modification, extension or renewal.
      (k) Amendment and Termination of Plan. The Board may, at any time and from time to time, amend, suspend or terminate the Plan as to any shares of Common Stock as to which Awards have not been granted; provided, however, that the approval of the shareholders of Coconut Palm in accordance with applicable law and the Articles of Incorporation and Bylaws of Coconut Palm shall be required for any amendment: (i) that changes the class of individuals eligible to receive Awards under the Plan: (ii) that increases the maximum number of shares of Common Stock in the aggregate that may be subject to Awards that are granted under the Plan (except as permitted under Section 5 or Section 12 hereof): (iii) the approval of which is necessary to comply with federal or state law (including without limitation Section 162(m) of the Code and Rule 16b-3 under the Exchange Act) or with the rules of any stock exchange or automated quotation system on which the Common Stock may be listed or traded; or (iv) that proposed to eliminate a requirement provided herein that the shareholders of Coconut Palm must approve an action to be undertaken under the Plan. Except as permitted under Section 5 or Section 12 hereof, no amendment, suspension or termination of the Plan shall, without the consent of the holder of an Award, alter or impair rights or obligations under any Award theretofore granted under the Plan. Awards granted prior to the termination of the Plan may extend beyond the date the Plan is terminated and shall continue subject to the terms of the Plan as in effect on the date the Plan is terminated.
      (l) Section 409A of the Code. With respect to Awards subject to Section 409A of the Code, this Plan is intended to comply with the requirements of such Section, and the provisions hereof shall be interpreted in a manner that satisfies the requirements of such Section and the related regulations, and the Plan shall be operated accordingly. If any provision of this Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict.
      (m) Notification of 83(b) Election. If in connection with the grant of any Award, any Participant makes an election permitted under Code Section 83(b), such Participant must notify the Company in writing of such election within ten (10) days of filing such election with the Internal Revenue Service.
      (n) Detrimental Activity. All Awards shall be subject to cancellation by the Committee in accordance with the terms of this Section 15(n) if the Participant engages in any Detrimental Activity. To the extent that a Participant engages in any Detrimental Activity at any time prior to, or during the one year period after, any exercise or vesting of an Award but prior to a Change in Control, the Company shall, upon the recommendation of the Committee, in its sole and absolute discretion, be entitled to (i) immediately terminate and cancel any Awards held by the Participant that have not yet been exercised, and/or (ii) with respect to Awards of the Participant that have been previously exercised, recover from the Participant at any time within two (2) years after such exercise but prior to a Change in Control (and the Participant shall be obligated to pay over to the Company with respect to any such Award previously held by such Participant): (A) with respect to any Options exercised, an amount equal to the excess of the Fair Market Value of the Common Stock for which any Option was exercised over the Exercise Price paid (regardless of the form by which payment was made) with respect to such Option; (B) with respect to any Award other than an Option, any shares of Common Stock granted and vested pursuant to such Award, and if such shares are not still owned by the Participant, the Fair Market Value of such shares on the date they were issued, or if later, the date all vesting restrictions were satisfied; and (C) any cash or other property (other than Common Stock) received by the Participant from the Company pursuant to an Award. Without limiting the generality of the foregoing, in the event that a Participant engages in any Detrimental Activity at any time prior to any exercise of an Award and the Company exercises its remedies pursuant to this Section 15(n) following the exercise of such Award, such exercise shall be treated as having been null and void, provided that the Company will nevertheless be entitled to recover the amounts referenced above.
      (o) Disclaimer of Rights. No provision in the Plan, any Award granted hereunder, or any Award Agreement entered into pursuant to the Plan shall be construed to confer upon any individual the right to remain in the employ of or other service with the Company or to interfere in any way with the right and authority of the Company either to increase or decrease the compensation of any individual, including any holder of an Award, at any time, or to terminate any employment or other relationship between any individual and the Company. The grant of an Award pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.
      (p) Unfunded Status of Plan. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments as to which a Participant has a fixed and vested interest but which are not yet made to such Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.
      (q) Nonexclusivity of Plan. The adoption of the Plan shall not be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or individuals) as the Board in its sole and absolute discretion determines desirable.
      (r) Other Benefits. No Award payment under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or any agreement between a Participant and the Company, nor affect any benefits under any other benefit plan of the Company now or subsequently in effect under which benefits are based upon a Participant’s level of compensation.
      (s) Headings. The section headings in the Plan are for convenience only; they form no part of this Agreement and shall not affect its interpretation.
      (t) Pronouns. The use of any gender in the Plan shall be deemed to include all genders, and the use of the singular shall be deemed to include the plural and vice versa, wherever it appears appropriate from the context.
      (u) Successors and Assigns. The Plan shall be binding on all successors of the Company and all successors and permitted assigns of a Participant, including, but not limited to, a Participant’s estate, devisee, or heir at law.
      (v) Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.
      (w) Notices. Any communication or notice required or permitted to be given under the Plan shall be in writing, and mailed by registered or certified mail or delivered by hand, to Coconut Palm, to its principal place of business, attention: Chief Financial Officer, Coconut Palm Acquisition Corp., and if to the holder of an Award, to the address as appearing on the records of the Company.

APPENDIX A
DEFINITIONS
      “Award” means any Common Stock, Option, Performance Share, Performance Unit, Restricted Stock, Stock Appreciation Right or any other award granted pursuant to the Plan.
      “Award Agreement” means a written agreement entered into by Coconut Palm and a Participant setting forth the terms and conditions of the grant of an Award to such Participant.
      “Board” means the board of directors of Coconut Palm.
      “Cause” means, with respect to a termination of employment or other service with the Company, a termination of employment or other service due to a Participant’s dishonesty, fraud, insubordination, willful misconduct, refusal to perform services (for any reason other than illness or incapacity) or materially unsatisfactory performance of the Participant’s duties for the Company; provided, however, that if the Participant and the Company have entered into an employment agreement or consulting agreement which defines the term Cause, the term Cause shall be defined in accordance with such agreement with respect to any Award granted to the Participant on or after the effective date of the respective employment or consulting agreement. The Committee shall determine in its sole and absolute discretion whether Cause exists for purposes of the Plan.
      “Change in Control” shall be deemed to occur upon:

(a) any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than Coconut Palm, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of Coconut Palm in substantially the same proportions as their ownership of common stock of Coconut Palm), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Coconut Palm representing thirty percent (30%) or more of the combined voting power of Coconut Palm’s then outstanding securities;

(b) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in paragraph (a), (c), or (d) of this Section) whose election by the Board or nomination for election by Coconut Palm’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(c) a merger, consolidation, reorganization, or other business combination of Coconut Palm with any other entity, other than a merger or consolidation which would result in the voting securities of Coconut Palm outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of Coconut Palm or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of Coconut Palm (or similar transaction) in which no person acquires more than twenty-five percent (25%) of the combined voting power of Coconut Palm’s then outstanding securities shall not constitute a Change in Control; or

(d) the shareholders of Coconut Palm approve a plan of complete liquidation of Coconut Palm or the consummation of the sale or disposition by Coconut Palm of all or substantially all of Coconut Palm’s assets other than (x) the sale or disposition of all or substantially all of the assets of Coconut Palm to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of Coconut Palm at the time of the sale or (y) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the shareholders of Coconut Palm.

      However, to the extent that Section 409A of the Code would cause an adverse tax consequence to a Participant using the above definition, the term “Change in Control” shall have the meaning ascribed to the phrase “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Department Proposed Regulation 1.409A-3(g)(5), as revised from time to time in either subsequent proposed or final regulations, and in the event that such regulations are withdrawn or such phrase (or a substantially similar phrase) ceases to be defined, as determined by the Committee.
      “Change in Control Price” means the price per share of Common Stock paid in any transaction related to a Change in Control of Coconut Palm.
      “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
      “Committee” means a committee or sub-committee of the Board consisting of two or more members of the Board, none of whom shall be an officer or other salaried employee of the Company, and each of whom shall qualify in all respects as a “non-employee director” as defined in Rule 16b-3 under the Exchange Act, and as an “outside director” for purposes of Code Section 162(m). If no Committee exists, the functions of the Committee will be exercised by the Board; provided, however, that a Committee shall be created prior to the grant of Awards to a Covered Employee and that grants of Awards to a Covered Employee shall be made only by such Committee. Notwithstanding the foregoing, with respect to the grant of Awards to non-employee directors, the Committee shall be the Board.
      “Common Stock” means the common stock, par value $0.0001 per share, of Coconut Palm.
      “Company” means Coconut Palm Acquisition Corp., a Delaware corporation, the subsidiaries of Coconut Palm Acquisition Corp., and all other entities whose financial statements are required to be consolidated with the financial statements of Coconut Palm Acquisition Corp. pursuant to United States generally accepted accounting principles, and any other entity determined to be an affiliate of Coconut Palm Acquisition Corp, Inc. as determined by the Committee in its sole and absolute discretion.
      “Covered Employee” means “covered employee” as defined in Code Section 162(m)(3).
      “Covered Individual” means any current or former member of the Committee, any current or former officer or director of the Company, or any individual designated pursuant to Section 4(c).
      “Detrimental Activity” means any of the following: (i) the disclosure to anyone outside the Company, or the use in other than the Company’s business, without written authorization from the Company, of any confidential information or proprietary information, relating to the business of the Company, acquired by a Participant prior to a termination of the Participant’s employment or service with the Company; (ii) activity while employed or providing services that is classified by the Company as a basis for a termination for Cause; (iii) the Participant’s Disparagement, or inducement of others to do so, of the Company or its past or present officers, directors, employees or services; or (iv) any other conduct or act determined by the Committee, in its sole discretion, to be injurious, detrimental or prejudicial to the interests of the Company. For purposes of subparagraph (i) above, the Chief Executive Officer and the General Counsel of the Company shall each have authority to provide the Participant with written authorization to engage in the activities contemplated thereby and no other person shall have authority to provide the Participant with such authorization.
      “Disability” means a “permanent and total disability” within the meaning of Code Section 22(e)(3); provided, however, that if a Participant and the Company have entered into an employment or consulting agreement which defines the term Disability for purposes of such agreement, Disability shall be defined pursuant to the definition in such agreement with respect to any Award granted to the Participant on or after the effective date of the respective employment or consulting agreement. The Committee shall determine in its sole and absolute discretion whether a Disability exists for purposes of the Plan.
      “Disparagement” means making any comments or statements to the press, the Company’s employees, clients or any other individuals or entities with whom the Company has a business relationship, which could adversely affect in any manner: (i) the conduct of the business of the Company (including, without limitation, any products or business plans or prospects), or (ii) the business reputation of the Company or any of its products, or its past or present officers, directors or employees.
      “Dividend Equivalents” means an amount equal to the cash dividends paid by the Company upon one share of Common Stock subject to an Award granted to a Participant under the Plan.
      “Effective Date” shall mean the date that the Plan was approved by the shareholders of Coconut Palm in accordance with the laws of the State of Delaware or such later date as provided in the resolutions adopting the Plan.
      “Eligible Individual” means any employee, officer, director (employee or non-employee director) or consultant of the Company and any Prospective Employee to whom Awards are granted in connection with an offer of future employment with the Company.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended.
      “Exercise Price” means the purchase price per share of each share of Common Stock subject to an Award.
      “Fair Market Value” means, unless otherwise required by the Code, as of any date, the last sales price reported for the Common Stock on the day immediately prior to such date (i) as reported by the national securities exchange in the United States on which it is then traded, or (ii) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the National Association of Securities Dealers, Inc., or if the Common Stock shall not have been reported or quoted on such date, on the first day prior thereto on which the Common Stock was reported or quoted; provided, however, that the Committee may modify the definition of Fair Market Value to reflect any changes in the trading practices of any exchange or automated system sponsored by the National Association of Securities Dealers, Inc. on which the Common Stock is listed or traded. If the Common Stock is not readily traded on a national securities exchange or any system sponsored by the National Association of Securities Dealers, Inc., the Fair Market Value shall be determined in good faith by the Committee.
      “Coconut Palm” means Coconut Palm Acquisition Corp.
      “Grant Date” means the date on which the Committee approves the grant of an Award or such later date as is specified by the Committee and set forth in the applicable Award Agreement.
      “Incentive Stock Option” means an “incentive stock option” within the meaning of Code Section 422.
      “Non-Employee Director” means a director of Coconut Palm who is not an active employee of the Company.
      “Non-Qualified Stock Option” means an Option which is not an Incentive Stock Option.
      “Option” means an option to purchase Common Stock granted pursuant to Sections 6 of the Plan.
      “Participant” means any Eligible Individual who holds an Award under the Plan and any of such individual’s successors or permitted assigns.
      “Performance Goals” means the specified performance goals which have been established by the Committee in connection with an Award.
      “Performance Period” means the period during which Performance Goals must be achieved in connection with an Award granted under the Plan.
      “Performance Share” means a right to receive a fixed number of shares of Common Stock, or the cash equivalent, which is contingent on the achievement of certain Performance Goals during a Performance Period.

      “Performance Unit” means a right to receive a designated dollar value, or shares of Common Stock of the equivalent value, which is contingent on the achievement of Performance Goals during a Performance Period.
      “Person” shall mean any person, corporation, partnership, joint venture or other entity or any group (as such term is defined for purposes of Section 13(d) of the Exchange Act), other than a Parent or Subsidiary.
      “Plan” means this Coconut Palm Acquisition Corp. 2006 Stock Incentive Plan.
      “Prospective Employee” means any individual who has committed to become an employee of the Company within sixty (60) days from the date an Award is granted to such individual.
      “Restricted Stock” means Common Stock subject to certain restrictions, as determined by the Committee, and granted pursuant to Section 8 hereunder.
      “Section 424 Employee” means an employee of Coconut Palm or any “subsidiary corporation” or “parent corporation” as such terms are defined in and in accordance with Code Section 424. The term “Section 424 Employee” also includes employees of a corporation issuing or assuming any Options in a transaction to which Code Section 424(a) applies.
      “Stock Appreciation Right” means the right to receive all or some portion of the increase in value of a fixed number of shares of Common Stock granted pursuant to Section 7 hereunder.
      “Transfer” means, as a noun, any direct or indirect, voluntary or involuntary, exchange, sale, bequeath, pledge, mortgage, hypothecation, encumbrance, distribution, transfer, gift, assignment or other disposition or attempted disposition of, and, as a verb, directly or indirectly, voluntarily or involuntarily, to exchange, sell, bequeath, pledge, mortgage, hypothecate, encumber, distribute, transfer, give, assign or in any other manner whatsoever dispose or attempt to dispose of.

ANNEX C
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
COCONUT PALM ACQUISITION CORP.
      Coconut Palm Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
      The name of this corporation is Coconut Palm Acquisition Corp.
      The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on April 29, 2005, under the name of Coconut Palm Acquisition Corp. (the “Original Certificate of Incorporation”).
      Pursuant to Sections 228 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates, modifies, and further amends the provisions of the Original Certificate of Incorporation of this corporation in its entirety. Any provisions from the Original Certificate of Incorporation not included in this Amended and Restated Certificate of Incorporation are rendered inoperable.
      The text of the Original Certificate of Incorporation as heretofore amended or supplemented is cancelled, superceded, and hereby amended and restated in its entirety to read as follows:
      FIRST: The name of the corporation is Equity Media Holdings Corporation.
      SECOND: The address of the Corporation’s registered office in the State of Delaware is 615 S. Dupont Hwy., Kent County, Dover, Delaware. The name of its registered agent at such address is National Corporate Research, Ltd.
      THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGL”).
      FOURTH: This Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The number of Common Stock authorized is 100,000,000, each with a par value of $.0001 per share. The number of Preferred Stock authorized is 25,000,000, each with the par value of $.0001 per share.
      PREFERRED STOCK. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.
      COMMON STOCK. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

      FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

B. Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation as provided in the by-laws of the Corporation.

C. Directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time in effect; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.
      SIXTH:

A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.
      The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.
      SEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.
      EIGHTH: The Corporation shall have a perpetual existence.
      NINTH: The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible, with Class C shall consisting of any additional directors, if necessary. From this date going forward, the directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class C shall be elected for a term expiring at the third Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

      IN WITNESS WHEREOF, Coconut Palm Acquisition Corp. has caused this Amended and Restated Certificate of Incorporation to be signed by Richard C. Rochon, its Chief Executive Officer, and attested by                     , on this                     , day of             2006.

Richard C. Rochon, Chief Executive Officer

ANNEX D
THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, ASSIGNED, HYPOTHECATED, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION THEREUNDER UNLESS THE CORPORATION HAS RECEIVED THE WRITTEN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH SALE, ASSIGNMENT OR TRANSFER DOES NOT INVOLVE A TRANSACTION REQUIRING REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.
CERTIFICATE OF DESIGNATION, NUMBER, VOTING POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS, AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS THEREOF, OF THE SERIES OF PREFERRED STOCK TO BE DESIGNATED:
SERIES A CONVERTIBLE NON-VOTING PREFERRED STOCK
Par Value $.0001 Per Share
OF
COCONUT PALM ACQUISITION CORPORATION

Pursuant to Section 151 of the
General Corporation Law
of the State of Delaware

      I                     , being the President of Coconut Palm Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DO HEREBY CERTIFY that, pursuant to authority conferred upon the Board of Directors (the “Board of Directors”) by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors, in an action by written consent dated April      , 2006, adopted the following resolutions providing for the issuance of a series of the Corporation’s preferred stock:
      WHEREAS, the Certificate of Incorporation authorizes the issuance of 1,736,746 shares of preferred stock of the Corporation, par value of $.0001 per share, and expressly vests in the Board of Directors the authority provided therein to fix by resolution or resolutions the designation, number, preferences and relative, participating, optional and other special rights and the qualifications, limitations, restrictions and other distinguishing characteristics of each series of preferred stock to be issued.
      NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors, pursuant to the authority expressly vested in it as aforesaid, has adopted, authorized and approved the creation of a series of preferred stock of the Corporation, to be designated as Series A Convertible Non-Voting Preferred Stock (the “Series A Preferred Stock”) and to consist of 1,736,746 shares of such Preferred Stock, which will have relative rights, preferences and limitations as follows:
      Section 1. Rank.
      (a) All shares of Series A Preferred Stock, as to dividends, redemption and distribution of assets upon liquidation, dissolution or winding-up of the Corporation (including a Change in Control pursuant to Section 4 hereof), whether voluntary or involuntary, shall rank senior to all of the Corporation’s existing or hereafter issued common stock, par value $.0001 per share (the “Common Stock”), or any other common stock of any class of the Corporation and junior to all other series of preferred stock hereafter authorized by the Corporation, except as may otherwise be provided in Section 5(e) of this Certificate of Designation or in the Certificate of Designation for such other series. The term “Common Stock” shall mean the Common Stock of the Corporation as the same exists at the date hereof or as such stock may be constituted from time to time.

      Section 2. Dividends.
      (a) Each share of Series A Preferred Stock shall accrue cumulative annual dividends calculated at an annual rate of seven percent (7%) of the Original Issue Price (as adjusted for any stock dividends, combinations or splits with respect to such shares) compounded semi-annually. Dividends on the Series A Preferred Stock will begin to accrue on the Issue Date.
      (b) Dividends on the Series A Preferred Stock shall accrue and compound whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends shall not accrue on any shares of Series A Preferred Stock that have been converted pursuant to the terms of Section 3 below.
      (c) If dividends are paid on any share of Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series A Preferred Stock in an amount per share (on an as-if-converted to Common Stock basis) equal to the amount paid or set aside for each share of Common Stock.
      Section 3. Conversion.
      (a) Optional Conversion. Beginning on the Issue Date, the holder of a share of the outstanding Series A Preferred Stock of the Corporation shall have the right to surrender the certificate evidencing such share and receive, in lieu and in conversion thereof, a certificate evidencing the number of shares of Common Stock of the Corporation equal to the Conversion Rate in effect upon the Optional Conversion Effective Date (as defined below), subject to adjustment as provided in Section 3(d) hereof. The number of shares of Common Stock issuable at any time pursuant to this Section 3(a), giving effect to the latest prior adjustment pursuant to Section 3(d), if any, in exchange for one share of the Series A Preferred Stock shall be hereinafter referred to as the “Conversion Rate” and the Conversion Rate shall initially be one (1.0). Fractional shares of Series A Preferred Stock shall be converted on a proportionate basis, subject to Section 3(f).
      (b) Optional Conversion Procedure. In order to convert shares of the Series A Preferred Stock into shares of Common Stock pursuant to the right of conversion set forth in Section 3(a) hereof, the holder thereof shall surrender, during regular business hours, the certificate or certificates representing such shares, duly endorsed to the Corporation or in blank (or the unendorsed certificate together with an appropriate stock power executed in blank), at the principal office of the Corporation or at such other place as the Corporation shall designate, and shall give written notice to the Corporation that such holder elects to convert the same, stating in such notice the name or names (and address or addresses) in which such holder wishes the certificate or certificates representing shares of such Common Stock to be issued. The Corporation shall, within ten (10) business days, deliver at said office or other place to such holder, or to such holder’s nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash to which such holder shall be entitled in lieu of fractional shares and any dividends to which such holder shall be entitled in accordance with the terms of Section 3(g) below. Shares of the Series A Preferred Stock to be so converted shall be deemed to have been converted and canceled as of the date of the surrender of such shares for conversion as provided above (the “Optional Conversion Effective Date”) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Optional Conversion Effective Date, but the Conversion Rate shall be that in effect on the Optional Conversion Effective Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of the Series A Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to, the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares representing the unconverted portion of the certificate so surrendered, which new certificate shall entitle the holder thereof to the rights of the shares of the Series A Preferred Stock represented thereby to the same extent as if the certificate theretofore covering such unconverted shares had not been surrendered for conversion.
      (c) Conversion Charges and Taxes. The issuance of certificates for shares of Common Stock upon the conversion of shares of the Series A Preferred Stock shall be made without charge to the converting stockholder for any original issue or transfer tax in respect of the issuance of such certificates and any such tax shall be paid by the Corporation.
      (d) Adjustments to the Conversion Rate. The Conversion Rate shall be subject to the following adjustments:

(i) Dividends. If the Corporation shall declare and pay to the holders of Common Stock a dividend or other distribution payable in shares of Common Stock, the holders of the Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or been entitled to receive after the declaration and payment of such dividend or other distribution if such shares of the Series A Preferred Stock had been converted immediately prior to the record date for the determination of stockholders entitled to receive such dividend or other distribution.

(ii) Divisions, Combinations or Reclassifications. If the Corporation shall subdivide the outstanding shares of Common Stock into a greater number of shares of Common Stock, or combine the outstanding shares of Common Stock into a lesser number of shares, or issue by reclassification of its shares of Common Stock into a lesser number of shares, or issue by reclassification of its shares of Common Stock any shares of the Corporation, the Conversion Rate in effect immediately prior thereto shall be adequately and lawfully adjusted so that the holders of the Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or been entitled to receive after the happening of any and each of the events described above if such shares of the Series A Preferred Stock had been converted immediately prior to the happening of each such event on the day upon which such subdivision, combination or reclassification, as the case may be, becomes effective.

(iii) Certain Issuances of Common Stock. If the Corporation shall issue or sell any Additional Shares of Common Stock for a consideration per share less than the Conversion Price, then the Conversion Rate shall be adjusted to the number determined by multiplying the Conversion Rate in effect immediately prior to such issuance or sale by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance or sale of such Additional Shares of Common Stock plus the number of such Additional Shares of Common Stock so issued or sold, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance or sale of such Additional Shares of Common Stock plus the number of shares of Common Stock which the aggregate consideration for such Additional Shares of Common Stock so issued or sold would purchase at a consideration per share equal to the Conversion Price. For the purposes of this Section 3(d)(iii), the date as of which the Conversion Price shall be computed shall be the earlier of (A) the date on which the Corporation shall enter into a firm contract for the issuance or sale of such Additional Shares of Common Stock, or (B) the date of the actual issuance or sale of such shares.

(iv) Issuance of Warrants, Options or Other Purchase Rights. If the Corporation shall issue, grant or sell (whether directly or by assumption in a merger or otherwise) any warrants, options or other rights entitling the holders thereof to subscribe for or purchase (such warrants, options or other rights being collectively referred to herein as the “Purchase Rights”) either (A) any Additional Shares of Common Stock, or (B) any evidences of indebtedness, shares of stock or other securities which are, with or without payment of additional consideration in case or property, convertible into or exchangeable for Additional Shares of Common Stock (such convertible or exchangeable evidences of indebtedness, shares of stock or other securities hereinafter being called the “Convertible Securities”), and the minimum consideration per share for which Additional Shares of Common Stock may at any time thereafter be issuable pursuant to such Purchase Rights (when added to the consideration per share of Common Stock, if any, received or receivable for such Purchase Rights), shall be less than the Conversion Price in effect immediately prior to the issuance or sale thereof, then the Conversion Rate shall be adjusted as provided in Section 3(d)(iii) on the basis that (A) the maximum number of Additional Shares of Common Stock issuable pursuant to all such Purchase Rights, shall be deemed to have been issued, and (C) the aggregate consideration for such maximum number of Additional Shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Corporation for the issuance of such Additional Shares of Common Stock pursuant to such Purchase Rights (plus the consideration, if any, received or receivable by the Corporation for such Purchase Rights).

(v) Issuance of Convertible Securities. If the Corporation shall issue (whether directly or by assumption in a merger or otherwise) or sell Convertible Securities and the consideration per share for which Additional Shares of Common Stock may at any time thereafter be issuable pursuant to the terms of such Convertible Securities (determined by dividing (A) the total amount received or receivable by the Corporation as consideration for the issuance or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issuance or sale, then the Conversion Rate shall be adjusted as provided in Section 3(d)(iii) on the basis that (1) the maximum number of Additional Shares of Common Stock issuable pursuant to the conversion or exchange of all such Convertible Securities shall be deemed to have been issued, and (2) the aggregate consideration for such maximum number of Additional Shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Corporation for the issuance of such Additional Shares of Common Stock pursuant to the terms of such Convertible Securities. No adjustment of the Conversion Rate shall be made under this Section 3(d)(v) upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any Purchase Rights or other subscription or purchase rights therefor, if such adjustment shall previously have been made upon the issuance of such Purchase Rights pursuant to Section 3(d)(iv).

(vi) Date of Adjustment. For the purposes of Sections 3(d)(iv) and 3(d)(v), the date which the Conversion Price shall be determined shall be the earlier of (A) the date on which the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any Purchase Rights referred to in Section 3(d)(iv) or to receive any Convertible Securities referred to in Section 3(d)(v), (B) the date on which the Corporation shall enter into a firm contract for the issuance of such Purchase Rights or Convertible Securities, or (C) the date of the actual issuance of such Purchase Rights or Convertible Securities.

(vii) Limitation on Readjustments for Purchase Rights or Convertible Securities. No adjustment of the Conversion Rate shall be made under Section 3(d)(iii) upon the issuance of any Additional Shares of Common Stock which are issued pursuant to the exercise of any Purchase Rights, or pursuant to the exercise or conversion of any Convertible Securities, if such adjustment shall previously have been made upon the issuance of such Purchase Rights, or such Convertible Securities, pursuant to Section 3(d)(iv) or 3(d)(v).

(viii) Termination of Purchase Rights or Convertible Securities. If any unexercised Purchase Rights or Convertible Securities (or any portions thereof) which shall have give rise to an adjustment pursuant to Section 3(d)(iv), or conversion rights pursuant to Convertible Securities which shall have given rise to an adjustment pursuant to Section 3(d)(v), shall have expired or terminated without the exercise thereof and/or if by reason of the terms of such Purchase Rights or Convertible Securities there shall have been an increase or increases, with the passage of time or otherwise, in the price payable upon the exercise or conversion thereof, then the Conversion Rate shall be readjusted (but to no greater extent than originally adjusted) on the basis of (A) eliminating from the computation any Additional Shares of Common Stock corresponding to such Purchase Rights or to such Convertible Securities as shall have expired or terminated, (B) treating the Additional Shares of Common Stock, if any, actually issued or issuable pursuant to the previous exercise of such Purchase Rights, or pursuant to the previous conversion of any such Convertible Securities, as having been issued for the consideration actually received and receivable therefor, and (C) treating any of such Purchase Rights or Convertible Securities which remain outstanding as being subject to exercise or conversion on the basis of such exercise or conversion price as shall be in effect at the time; provided, however, that any consideration which was actually received by the Corporation in connection with the issuance or sale of such Purchase Rights or of such Convertible Securities shall form part of the readjustment computation even though such Purchase Rights or Convertible Securities shall have expired without the exercise thereof.

(ix) Adjustments Due to Changes in Purchase Rights or Convertible Securities. The Conversion Rate shall be adjusted as provided in Section 3(d)(iii) as a result of any increase in the number of Additional Shares of Common Stock issuable, or any decrease in the consideration payable upon any issuance of Additional Shares of Common Stock, pursuant to any antidilution provisions contained in any Purchase Rights or in any Convertible Securities.

(x) Determination of Fair Value of Consideration Received. To the extent that any Additional Shares of Common Stock, any Purchase Rights, or any Convertible Securities shall be issued for a cash consideration, the consideration received by the Corporation therefor shall be deemed to be the amount of the cash received by the Corporation therefor, provided that, if such Additional Shares of Common Stock, Purchase Rights or Convertible Securities are offered by the Corporation for subscription, the consideration received by the Corporation therefor shall be deemed to be the amount of the subscription price, and, further provided that, if such Additional Shares of Common Stock, Purchase Rights or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the consideration received by the Corporation therefor shall be deemed to be the amount of the initial public offering price, in any such case excluding any amounts paid or receivable for accrued interest or accrued dividends and without deduction of any compensation, discounts or expenses paid or incurred by the Corporation for and in the underwriting of, or otherwise in connection with, the issuance thereof. If and to the extent that any such issuance shall be for a consideration other than cash, or other than in connection with a subscription or a public offering, the consideration received by the Corporation therefor shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Board of Directors. If Additional Shares of Common Stock shall be issued as part of a unit with Purchase Rights or other Convertible Securities, then the amount of consideration allocated for the Purchase Rights or Convertible Securities shall be deemed to be the portion of the aggregate consideration so allocated at the time of issuance by the Board of Directors. If the Board of Directors shall not make any such determination, the consideration for the Purchase Rights or Convertible Securities shall be deemed to be zero.

(xi) Shares Held by the Corporation. For purposes of this Section 3(d), the number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation.

(xii) Protection of Rights. If a state of facts shall occur which, without being specifically controlled by the provisions of this Section 3(d), would not fairly protect the conversion rights of the Series A Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board of Directors shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights.

(xiii) Materiality of Adjustment. Notwithstanding anything herein to the contrary, no adjustment to the Conversion Rate shall be required unless such adjustment, either by itself or with other adjustments not previously made, would require a change of at least one percent (1%) in the Conversion Rate; provided, however, that any adjustment which by reason of this Section 3(d)(xiii) is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(xiv) Calculations. All calculations to the Conversion Rate under this Section 3(d) shall be made to the nearest one-thousandth (1/1000th) of a share.

(xv) Certificate of Principal Financial Officer. Whenever the Conversion Rate shall be adjusted pursuant to this Section 3(d), the Corporation shall forthwith obtain, and cause to be delivered to each holder of the Series A Preferred Stock, a certificate signed by the principal financial or accounting officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors determined the fair value of any consideration other than cash pursuant to Section 3(d)(x)) and specifying the new Conversion Rate.

      (e) Reservation of Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, the full number of shares of Common Stock then deliverable upon the conversion or exchange of all shares of the Series A Preferred Stock at the time outstanding. The Corporation shall at its expense expeditiously upon each such reservation of shares obtain the listing thereof (subject to issuance or notice of issuance) on all stock exchanges, if any, on which the Common Stock is then listed. The Corporation shall take at all times such corporate action as shall be necessary in order to ensure that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock upon the conversion of the Series A Preferred Stock in accordance with the provisions hereof.
      (f) Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be issued to any holder upon any conversion of the Series A Preferred Stock but, in lieu thereof, after aggregating all fractional shares to which such holder would otherwise be entitled, there shall be paid to such holder an amount in cash equal to the product of (A) the fair market value of a share of Common Stock on the business day preceding the date of conversion, multiplied by (B) such aggregated fraction of a share of Common Stock.
      (g) Treatment of Accrued Dividends on Conversion. In connection with the conversion of each share of Series A Preferred Stock under Section 3(a), the holder thereof shall be entitled to receive, in exchange for all accrued dividends on each such share (the “Per Share Accrued Dividend Amount”), at the option of the Corporation, either (A) an additional number of shares of Common Stock equal to the quotient obtained by dividing the Per Share Accrued Dividend Amount by the then effective Conversion Price, subject to Section 3(f), or (B) an amount in cash equal to the full Per Share Accrued Dividend Amount. The rights of a holder under this Section 3(g) shall be in addition to, and cumulative with, the rights of such holder under Section 3(a).
      (h) Savings Provision. In the event that any conversion of the Series A Preferred Stock pursuant to this Section 3 would cause a holder of the Series A Preferred Stock to become the Beneficial Owner of 5% or more of the then outstanding shares of Common Stock (when considering both the number of shares of Common Stock already Beneficially Owned by such holder and the number of shares of Common Stock which such holder would Beneficially Own following such conversion), then such holder shall, at its option, (A) proceed with such conversion notwithstanding the fact that such conversion will cause such holder to Beneficially Own 5% or more of the then outstanding shares of Common Stock, or (B) convert such number of shares of Preferred Stock that would cause the holder of the Series A Preferred Stock to become the Beneficial Owner of securities of the Corporation representing 4.99% of the then outstanding shares of Common Stock (or such lesser amount as such holder shall specify), in which case any shares of Series A Preferred Stock which are not converted shall remain issued and outstanding in the name of such holder under the terms of this Certificate.
      Section 4. Liquidation. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and any preferential amounts payable with respect to stock of the Corporation ranking senior to the Series A Preferred Stock, the holders of the Series A Preferred Stock shall each be entitled to receive, prior to any distribution or payment to the holders of the Common Stock or any other Junior Stock, an amount per share of Series A Preferred Stock then outstanding equal to the sum of (A) the Original Issue Price plus (B) the Per Share Accrued Dividend Amount through the date of liquidation, dissolution or winding-up. A Change in Control shall be deemed to be a liquidation, dissolution or winding-up of the Corporation within the meaning of this Section. Upon receipt of all such amounts, the holders of the Series A Preferred Stock shall have no further rights to participate in the liquidation of the Corporation. In the event that the net assets of the Corporation distributable among the holders of all outstanding shares of the Series A Preferred Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled pursuant to this Section 4, then the entire net assets of the Corporation shall be distributed among the holders of the Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. The per share liquidation preference to be paid to the holders of the Series A Preferred Stock hereunder shall be proportionately adjusted to reflect any stock splits, stock combinations or stock subdivisions with respect to the Series A Preferred Stock.
      Section 5. Redemption.
      (a) Notwithstanding anything to the contrary contained herein, at any time after the five-year anniversary of the Issue Date, (i) the Corporation may, at its election and upon written notice to the holders of the then outstanding Series A Preferred Stock (the “Redemption Election Notice”), redeem, in cash, in whole but not in part, all of the shares of the then outstanding Series A Preferred Stock on a date specified by the Corporation which date shall not be later than 3 months after the date of the Redemption Election Notice, and (ii) upon the election and written notice (the “Redemption Request Notice”) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, the Corporation shall redeem, in cash, in whole but not in part, all of the shares of the then outstanding Series A Preferred Stock on a date specified by the Corporation which date shall not be later than 3 months after the date of the Redemption Request Notice. The purchase price per share of Series A Preferred Stock (the “Redemption Price”) in connection with any such redemption shall equal the sum of (A) the Original Issue Price plus (B) the Per Share Accrued Dividend Amount through the date of redemption (as adjusted for any stock dividends, combinations or splits with respect to such shares). The Corporation will mail or cause to be delivered to each holder of the Preferred Stock a written notice of the Corporation’s election or obligation, as applicable, to redeem shares of Preferred Stock not less than thirty (30) days prior to the date set for the redemption. The notice will state: (1) the total number of shares of the Series A Preferred Stock then outstanding; (2) the number of shares of the Series A Preferred Stock held by the holder; (3) the aggregate purchase price for the shares of Series A Preferred Stock being redeemed from such holder; (4) the redemption date specified by the Corporation (the “Redemption Date”); and (5) that the holder is to surrender to the Corporation, at the office of the Corporation or the transfer agent for the Preferred Stock, the certificate or certificates representing the Preferred Stock to be redeemed. Such notice shall be accompanied by a representation by the Corporation to the effect that the consummation of the redemption will not render the Corporation insolvent or unable to pay its debts as they become due, as well as an opinion of counsel to the Corporation in form and substance reasonably satisfactory to the holders of the Series A Preferred Stock to the effect that the consummation of the redemption will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or an event that with the giving of notice or the lapse of time or both would constitute a default) under, or give rise to a right of termination, amendment, cancellation or acceleration of any right or obligation of the Corporation or any of its subsidiaries under, or require any consent, approval or authorization under (which consent, approval or authorization has not been obtained), any indenture, credit agreement or other material agreement to which the Corporation or any of the subsidiaries is a party or by which any of them are bound or to which any of their property is subject.
      (b) Three (3) days before the Redemption Date, the Corporation shall deposit the aggregate Redemption Price for all of the shares of Series A Preferred Stock to be redeemed with a bank, trust company or savings association having aggregate capital and surplus in excess of $50,000,000 as a trust fund for the benefit of the respective holders of the shares surrendered for redemption. Simultaneously, the Corporation shall deposit irrevocable instructions and authority to such bank or trust company to pay, on and after each applicable Redemption Date, the Redemption Price of the Series A Preferred Stock to the holders thereof upon surrender of their certificates. Such deposit shall constitute full payment for the outstanding Series A Preferred Stock to the holders thereof. The balance of any monies deposited by the Corporation pursuant to this Section remaining unclaimed at the expiration of one year following the Redemption Date shall thereafter be returned to the Corporation, provided that the shareholder to which such monies would be payable hereunder shall be entitled, upon proof of its ownership of the Series A Preferred Stock and payment of any bond requested by the Corporation, to receive such monies but without interest from the Redemption Date.

      (c) If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on the Redemption Date are insufficient to redeem the total number of such shares to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares proportionately based upon the respective Redemption Prices among the holders of Series A Preferred Stock to be redeemed as of the Redemption Date. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series A Preferred Stock, such funds will immediately be used to redeem the balance of the shares which the Corporation has become obliged to redeem on the Redemption Date but which it has not redeemed in accordance with the foregoing provisions.
      (d) From and after the Redemption Date, unless there shall have been a default in payment of any Redemption Price, all rights of the holders as to the shares of Series A Preferred Stock to be redeemed on such date (except the right to receive the Redemption Price) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. However, prior to the Redemption Date, the holders thereof shall be entitled to all the rights and preferences provided herein with respect to such shares (including, but not limited to, the rights of conversion).
      (e) The Corporation shall not authorize or issue any other class or series of capital stock that would prohibit the exercise by the holders of the Series A Preferred Stock of their rights set forth in this Section 5. Upon the exercise by either the Corporation or the holders of the Series A Preferred Stock of the redemption rights set forth in Section 5(a)(i) or 5(a)(ii), the Corporation shall not, until such redemption is completed in full, redeem, repurchase, or otherwise acquire, or declare, pay, or set aside any dividend on, any capital stock of the Corporation (other than the repurchase of shares of Common Stock from employees pursuant to agreements under which the Corporation has the option to repurchase such shares at the termination of employment) to the extent that any of the foregoing would prohibit, impair or otherwise adversely affect the payment of the aggregate Redemption Price in full at the Redemption Date.
      Section 6. Voting Rights. Except as may be otherwise required by applicable law or as otherwise expressly provided in this Certificate, the holders of the Series A Preferred Stock shall not have any voting rights, including, but not limited to, with respect to the creation or issuance of any class or series of preferred stock ranking senior to or pari passu with the Series A Preferred Stock.
      Section 7. No Preemptive Rights. The holders of the Series A Preferred Stock shall not have any preemptive or preferential right of subscription to any shares of any class of the Corporation, whether now or hereafter authorized, or to any obligations convertible into shares of the Corporation, issued or sold, nor any right of subscription to any thereof other than such right, if any, and at such price as the Board of Directors, in its discretion may determine from time to time, and the Board of Directors may issue shares of the Corporation or obligations convertible into shares without offering such issue either in whole or in part to the holders of the Series A Preferred Stock.
      Section 8. Amendments. So long as any shares of the Series A Preferred Stock are outstanding, the Corporation shall not amend, alter or repeal any provision of this Certificate of Designation in a manner that materially adversely affects the holders of the Series A Preferred Stock without the consent of the holders of at least a majority of the total number of outstanding shares of the Series A Preferred Stock, given in person or by proxy, by vote at a meeting called for that purpose or by means of a consent in writing in accordance with applicable Delaware law.
      Section 9. Exclusion of Other Rights. Except as may otherwise be required by applicable law, the shares of Series A Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation and in the Certificate of Incorporation.
      Section 10. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

      Section 11. Definitions. For the purposes of this Certificate of Designation, the following terms shall have the definitions given to them in this Section 11:

“Additional Shares of Common Stock” shall mean all shares of Common Stock or preferred stock issued by the Corporation on or after April , 2006, except (a) Common Stock which may be issued pursuant to conversion of any series of the Corporation’s preferred stock, including the Series A Preferred Stock, (b) Common Stock which may be issued to employees, consultants, agents, directors and officers of the Corporation or of wholly-owned Subsidiaries of the Corporation pursuant to (i) one or more Purchase Rights granted by the Corporation, or (ii) any compensation plan approved by the Board of Directors or approved by the holders of at least a majority of the issued and outstanding capital stock of the Corporation eligible to vote upon such compensation plan, (c) Common Stock issued in stock dividends, stock splits or recapitalizations permitted under this Certificate of Designation, (d) Common Stock issued to sellers of acquired companies or businesses pursuant to arrangements approved by the Board of Directors, (e) Common Stock which may be issued to a bank or banks in connection with financing received therefrom, and (f) shares of Common Stock now or hereafter held in the treasury of the Corporation.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and under the Exchange Act. The terms “Beneficially Own” and “Beneficially Owned” shall have a corresponding meaning.

“Change in Control” means: (i) any Person or group of Persons (other than the Corporation, an Existing Control Person, any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation), becomes the Beneficial Owner, directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding securities; (ii) the shareholders of the Corporation approve a merger or consolidation of the Corporation with any other corporation or entity, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; (iii) the Corporation consummates (A) an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation’s assets except pursuant to a merger, consolidation or similar transaction involving the Corporation and a successor (said merger, consolidation or similar transaction shall be tested only pursuant to clause (ii) above), or (B) a plan of complete liquidation of the Corporation; or (iv) a majority of the members of the Board of Directors are not Continuing Directors.

“Continuing Directors” means any member of the Board of Directors who: (i) was a member of the Board of Directors as of the date of this Certificate of Designation; or (ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

“Conversion Price” shall mean at any applicable date the amount equal to the quotient resulting from dividing the Original Issue Price by the Conversion Rate in effect on such date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Control Person” means RPCP Investments, LLLP, unless and until there is a change in control of RPCP Investments, LLLP, after which such entity shall no longer be deemed to be an Existing Control Person.

“Issue Date” means the date that the shares of Series A Preferred Stock are first issued by the Corporation.

“Junior Stock” shall mean any capital stock in respect of which the Series A Preferred Stock has a preference upon dividends, redemption or any liquidation, dissolution or winding-up (including a Change in Control pursuant to Section 4 hereof), whether voluntary or involuntary, of the affairs of the Corporation.

“Original Issue Price” shall mean $5.13 per share of Series A Preferred Stock.

“Person” shall mean any individual, corporation, partnership, joint venture, joint stock company, trust, unincorporated organization, entity or government, or any agency or political subdivision thereof.

“Subsidiary” shall mean any corporation of which the outstanding stock having at least a majority in voting power in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by the Corporation, or by the Corporation and one or more Subsidiaries, or by one or more Subsidiaries.

[SIGNATURE APPEARS ON FOLLOWING PAGE]

      IN WITNESS WHEREOF, the Corporation has made under the hand of its President who has executed and subscribed this Certificate of Designation, this                     day of                     2006.

COCONUT PALM ACQUISITION
CORPORATION

By:
Name:
Title:

ANNEX E-1
May 19, 2006
Board of Directors
Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, Florida 33432
Members of the Board:
      We understand that Coconut Palm Acquisition Corp., a Delaware corporation (the “Company”), has entered into an Agreement and Plan of Merger dated as of April 7, 2006 (the “Merger Agreement”) with Equity Broadcasting Corporation, an Arkansas corporation (“EBC”), and certain shareholders of EBC, pursuant to which EBC will merge with and into the Company with the Company being the surviving corporation (the “Merger”). Pursuant to the terms of the Merger Agreement, at the closing of the Merger, (i) holders of EBC Class A Common Stock will have their shares canceled and converted into the right to receive 1.461988 shares of the Company’s Common Stock, par value $0.0001 per share, (ii) holders of EBC Class B Common Stock will have their shares canceled and converted into the right to receive 4.678362 shares of the Company’s Common Stock, par value $0.0001 per share, and (iii) holders of EBC Class A Preferred Stock will have their shares canceled and converted into the right to receive $40,000,000, in the aggregate and will have accrued and unpaid dividends payable in the manner set forth in the Merger Agreement. Under the terms of the Merger Agreement, EBC shareholders will receive approximately $267.4 million comprised of the issuance of the Company’s capital stock, cash, and the Company will assume EBC’s outstanding debt. The purchase price is comprised of approximately $153.7 million in the Company’s Common Stock through the issuance of 26,448,344 shares of the Company’s Common Stock, $25.0 million in cash payable to Univision Communications, Inc. (“Univision”) to pay down part of Univision’s current preferred stock interest, $11.7 million in series A convertible non-voting preferred stock to be held by Univision, the transfer at closing of an existing broadcasting station to Univision valued at approximately $15.0 million, and the assumption of up to $62.0 million of EBC debt. The terms are based on a price of $5.81 for each share of the Company’s Class A Common Stock as of April 7, 2006. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
      You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the Company of the consideration to be paid in the Merger.
      In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

i. the Merger Agreement;

ii. the Company’s Form l0-K for the period ended December 31, 2005, its Form l0-QSB for the period ended September 30, 2005, its Form 10-Q for the period ended March 31, 2006, its Forms 8-K filed on April 13, 2006 and April 14, 2006, respectively, and the Company’s Form S-1 Registration Statement, as amended;

iii. the reported prices and trading activity for the Company’s Common Stock;

iv. audited financial statements for EBC for the periods ending December 31, 1999 through December 31, 2005

v. certain internal information and other data relating to EBC and its business prospects, including financial forecasts and projections for 2006 through 2012, provided to us by management of the Company and EBC (the “Projections”);

vi. certain publicly available information concerning EBC and certain other companies engaged in businesses which we believe to be generally comparable to EBC;

vii. appraisals of EBC undertaken and prepared by Holt Media Group dated November 30, 2005 and February 1, 2006;

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viii. the financial terms of certain recent business combinations which we believe to be relevant; and

ix. financial studies, analyses, investigations and other information as we deemed necessary or appropriate.
      We have also met with members of senior management of the Company and EBC concerning the business and financial prospects of EBC and the surviving corporation after consummation of the Merger.
      In arriving at our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of the financial, appraisal and other information provided to us and have not, at your direction, attempted independently to verify such information, nor do we assume any responsibility to do so. We have also assumed, with your permission, that the appropriate additional personnel with applicable experience in the broadcasting industry will be hired by the Company prior to December 31, 2006. We have been advised by the management of the Company that the Projections examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management. In that regard, we have assumed, with your approval, that the Projections will be achieved at the times and in the amounts projected thereby. We express no opinion with respect to the Projections or the estimates or judgments on which they are based. We have not conducted a physical inspection of the properties and facilities of the Company or EBC, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities.
      At your direction, we have made no independent investigation of any legal, accounting or tax matters affecting the Company or EBC, and have assumed the correctness of all legal, accounting and tax advice given the Company and its Board of Directors or any committee thereof. We have also assumed, with your consent, that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or EBC and the Merger. We have taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, financial, political, regulatory and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof even though subsequent developments may affect this opinion.
      This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not address the Company’s underlying business decision to approve the Merger, and it does not constitute a recommendation to the Company, its Board of Directors or any committee thereof, its shareholders, or any other person as to any specific action that should be taken in connection with the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Merger. We express no opinion as to what the value of the Company’s Common Stock will be when issued pursuant to the Merger Agreement or the prices at which it will be traded in the future.
      This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent except the Company may include this opinion in its entirety in any proxy statement relating to the Merger sent to the Company’s shareholders; provided that any description or reference to Morgan Joseph & Co. Inc. or this opinion included in such proxy statement shall be in form and substance reasonably acceptable to us.
      We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and participated on behalf of the Company in the negotiations relating to the Merger and will receive a fee for our services contingent upon the closing of the transactions contemplated by the Merger Agreement. We will also receive a fee for rendering this opinion. Morgan Joseph served as the managing underwriter of the Company’s initial public offering which was consummated in September 2005. In addition, Morgan Joseph holds 500,000 options to purchase units of the Company at an exercise price of $7.50. The units underlying this option are identical to the units sold in the Company’s initial public offering except that the

E-1-2

warrants included in the option have an exercise price of $6.00 per share. Furthermore, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Morgan Joseph & Co. Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services. In the ordinary course of our business, we trade or otherwise effect transactions in the securities of the Company we serve as a market maker for the Company’s stock in the over-the-counter market and may purchase and sell securities of the Company for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Finally, pursuant to the underwriting agreement between Morgan Joseph and the Company dated September 8, 2005, Morgan Joseph has the right to send an observer to meetings of the Board of Directors of the Company.
      Based upon and subject to the foregoing and such other factors as we deem relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration to be paid by the Company in the Merger is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Morgan Joseph & Co. Inc.

MORGAN JOSEPH & CO. INC.

E-1-3

Annex E-2
SANDERS MORRIS HARRIS
June 14, 2006
Board of Directors
Equity Broadcasting Corporation
One Shackleford Drive, Suite 400
Little Rock, AR 72211
Members of the Board:
We understand that Equity Broadcasting Corporation (“EBC”) and Coconut Palm Acquisition Corp. (“Coconut Palm”) have entered into a definitive Agreement and Plan of Merger dated as of April 14, 2006 (the “Agreement”), which provides for the merger of EBC with and into Coconut Palm with Coconut Palm being the surviving corporation (the “Merger”). We further understand that the consideration payable to the shareholders of EBC in the Merger (the “Merger Consideration”) will consist of the following:
      (i) Each share of EBC’s Class A Common Stock par value $0.01 per share (the “Class A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive 1.461988 shares of Common Stock, par value $0.0001 per share, of Coconut Palm (the “Coconut Palm Common Stock”) without interest (the “Class A Consideration”);
      (ii) Each share of EBC’s Class B Common Stock par value $0.01 per share (the “Class B Common Stock”) issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive 4.678362 shares of Coconut Palm Common Stock without interest; and
      (iii) EBC’s Class A Preferred Stock par value $0.01 per share (the “Class A Preferred Stock”) issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive (A) Forty Million Dollars ($40,000,000) without interest and (B) with respect to accrued and unpaid dividends on the Class A Preferred Stock as of the effective time of the Merger (the “Accrued Amount”), (X) Sycamore Venture Capital LP’s (and each Affiliate thereof which are signatories to the Agreement, (collectively, “Sycamore”)), portion of the Accrued Amount shall be paid by the issuance of one (1) share of Coconut Palm Common Stock per $5.13 of Accrued Amount owed to Sycamore, as adjusted appropriately for stock splits and similar transactions through the effective time of the Merger and (Y) Univision Communications, Inc.’s (“Univision”) portion of the Accrued Amount shall be paid by the issuance of one(1) share of Series A Convertible Non-Voting Preferred Stock of Coconut Palm per $5.13 of Accrued Amount owed to Univision, as adjusted appropriately for stock splits and similar transactions through the effective time of the Merger. The terms and conditions of the Merger and the payment of the Merger Consideration are set forth in more detail in the Agreement.
We have been requested by the Board of Directors of EBC to render our opinion with respect to the fairness, from a financial point of view, to the holders of Class A Common Stock of the Class A Consideration to be paid by Coconut Palm to the holders of Class A Common Stock in the Merger (the “Opinion”). We have not been requested to opine as to, and our Opinion does not in any manner address, EBC’s underlying business decision to proceed with or effect the Merger.
In arriving at the Opinion, we have reviewed and analyzed, among other things:

1.	The Agreement;

2.	Publicly available information concerning Coconut Palm that we believe to be relevant to our analysis, including, without limitation, Coconut Palm’s 10-Ks and 10-Q for the past fiscal year;

3.	Certain financial and operating information with respect to the respective businesses, operations, and prospects of EBC and Coconut Palm, respectively, including financial and operating projections

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furnished by the managements of EBC and Coconut Palm and in particular the station by station detailed historical and projected information;

4.	The historical market prices and trading volumes of Coconut Palm’s publicly-traded securities from September 14, 2005 to the present;

5.	A comparison of the historical financial results and present financial condition of EBC and Coconut Palm with those of other publicly-traded companies that we deemed relevant;

6.	A comparison of the financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;

7.	Reviewed public estimates of independent research analysts with respect to the future financial performance of companies comparable to EBC;

8.	Derived net present values of the businesses, based on projected cash flows for EBC on a stand-alone basis and as a combined company with Coconut Palm;

9.	The potential pro forma impact of the Merger on the future financial performance of Coconut Palm;

10.	The views of EBC’s management of the strategic impact of the Merger on the business, operations, assets, financial condition, capital structure and strategic opportunities of Coconut Palm;

11.	EBC’s legal and tax counsel’s opinions regarding the acquisition structure relating to the preservation of the NOLs, transaction process and board approval process; and

12.	Such other information, financial studies, analyses and investigations as we deemed relevant.
In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the management of EBC that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of EBC, upon advice of EBC, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of EBC as to the future financial performance of the combined company and that the combined company will perform substantially in accordance with such projections. Upon advice of EBC, we have assumed that the NOL schedule provided to us by EBC has been reasonably prepared on a basis reflecting the best currently available historical information and judgments of the management of EBC. In arriving at our Opinion, we have not conducted a physical inspection of the properties and facilities of EBC and have not made or obtained from third parties any evaluations or appraisals of the assets and liabilities of EBC or Coconut Palm.
With respect to all legal, accounting, and tax matters arising in connection with the Merger, we have relied without independent verification on the accuracy and completeness of the advice provided to EBC and Coconut Palm by their legal counsel, accountants, and other financial advisers.
In arriving at this Opinion, Sanders Morris Harris Inc. (“SMH”) did not attribute any particular weight to any analysis or factor considered by it. Accordingly, SMH believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this Opinion.
SMH has acted as a financial advisor to EBC in connection with the Merger and will receive a fee upon the delivery of this Opinion. In addition, EBC has agreed to indemnify us for certain liabilities that may arise out of our engagement. SMH has not performed investment banking services for EBC or Coconut Palm in the past or received fees for other services. In the ordinary course of business, SMH or its affiliates may actively trade in Coconut Palm’s securities for its own accounts and for the accounts of SMH’s customers and, accordingly, may at any time hold a long or short position in such securities.
This Opinion is for the use and benefit of the Board of Directors of EBC and is provided to the Board of Directors in connection with its consideration of the Merger. This Opinion does not address EBC’s underlying

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business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for EBC or the effects of any other transaction in which EBC might engage. In addition, we express no opinion as to the price at which shares of Coconut Palm Common Stock actually will trade following consummation of the Merger.
Our Opinion is subject to the assumptions and conditions contained herein and is based upon market, economic, financial and other conditions as they exist and can be evaluated on, and on the information available to us as of, the date of this letter. We assume no responsibility for updating or revising our Opinion based on circumstances or events occurring after the date hereof. The letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, provided, however, that SMH consents to the inclusion of the text of this Opinion in any filing EBC is required by law to make. In addition, SMH hereby consents to EBC’s presentation of the Opinion of EBC’s shareholders at any annual or special shareholders’ meeting, and further consents to EBC allowing shareholders to review a copy of the Opinion to be made available for inspection at EBC’s offices.
Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Class A Consideration to be paid by Coconut Palm in the Merger is fair, from a financial point of view, to the holders of Class A Common Stock.

Very truly yours,

/s/ Sanders Morris Harris Inc.

Sanders Morris Harris Inc.

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Annex E-3
HOLT MEDIA GROUP
Appraisers and Media Brokers of Television and Radio Facilities since 1968
2178 Industrial Drive, Suite 914 — Bethlehem, Pennsylvania 18017
Phone: 610-814-2821 — Facsimile: 610-814-2826 — Website: HoltMedia.com

Arthur H. Holt — ArtHolt@HoltMedia.com	Christine E. Borger — ChrisBorger@HoltMedia.com

April 12, 2006
Mr. Larry Morton
President & CEO
Equity Broadcasting Corporation
1 Shackleford Drive
Suite 400
Little Rock, Arkansas 72211
Dear Larry:
Holt Media Group is currently in the process of finalizing our full appraisal of Equity Broadcasting Corporation. This appraisal will bring current the information contained in our previous appraisals of Fair Value for your company.
You have requested that Holt Media Group provide a summary opinion in the form of a Letter Report as to the value of specific television stations and of the C.A.S.H. system. Our findings are broken out into three separate operating areas:

Equity Hispanic Stations
English Language Stations
C.A.S.H. system
In formulating our opinion of value, Holt has relied on information provided by, or on behalf of Equity. Mr. Max W. Hooper, Director and Senior Vice President of Equity, along with other EBC employees, has worked directly with Holt in providing timely data in connection with the preparation of this appraisal. Arthur Holt personally inspected the C.A.S.H. system in connection with this valuation and Halt Media Group has previously, on several occasions, appraised Equity Broadcasting Corporation’s Fair Value. The appraisal firm also relied on standard reference material in the broadcasting industry, as well as over three decades of knowledge and experience by Holt in the appraisal of broadcast values.
This Letter Report opinion of Holt is based on information provided and available at the time of report preparation. In all cases, the material that has been reviewed and utilized is assumed to be true and correct and Holt assumes no legal responsibility for the information either provided or available in the reference sources. The values stated herein are as of November 30, 2005 for the Hispanic stations, and February 1, 2006 for the English language stations and the proprietary C.A.S.H. system. As such, for valuation purposes, the values assume the marketing of the stations on the respective dates.
Holt Media Group is a member of The Appraisal Foundation and complies with the practices as defined by the Appraisal Standards Board as applicable to the valuation of broadcast properties. This appraisal conforms to the procedures established by The Appraisal Foundation in 1990 and as subsequently amended. The methods and standards of the appraisal profession are categorized and defined by the publication “Uniform Standards of Professional Appraisal Practice” (USPAP), 2005-2006 edition.

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Mr. Larry Morton
April 12, 2006

Holt Media Group certifies that, to the best of its knowledge and belief:

•	the statements of fact contained in this Draft Letter Report are true and correct;

•	the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are the personal, unbiased, professional analyses, opinions, and conclusions of the appraisal company;

•	Holt Media Group does not have an interest in the property that is the subject of this report, and has no personal interests or bias with respect to parties involved;

•	neither the compensation received nor the results described herein were contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event;

•	the analyses, opinions, and conclusions employed in the preparation of this Draft Letter Report are in conformity with applicable Uniform Standards of Professional Appraisal Practice;

•	Holt Media Group has not been retained to conduct an on-site physical inspection of the assets of any of the subject stations. Holt has inspected the C.A.S.H. system operations in Little Rock in connection with this valuation.
After careful study and investigations Holt Media Group submits that the stations, under the specific program of use as contemplated by management, have a values as follows as of the stated dates:
Hispanic Stations: $145,000,000.00
English Language Stations: $205,400,000.00
C.A.S.H. System $40,000,000.00
Total Value: $390,400,000.00
These values, which will be further defined in the final appraisal document, specifically rely upon the assumption that agreements in place assure the ongoing operation of the stations. Detail of the Hispanic stations is included in the full report, which has been issued to you. The composition of the stations identified as English Language stations is as follows:

KYPX, Camden-Little Rock, AR	$12,600,000.00
KWBF, Little Rock, AR	$20,000,000.00
KWFT, Eureka Springs, AR	$17,000,000.00
KQUP, Pullman-Spokane, WA	$6,500,000.00
KDEV, Cheyenne, WY	$29,000,000.00
KBPI, Ft. Smith, AR	$17,500,000.00
KFDF, Ft. Smith, AR	$4,000,000.00
KEGS, Goldfield, NV	$25,000,000.00
KBNY, Ely, NV	$21,000,000.00
KTVC, Roseburg-Eugene, OR	$6,000,000.00
WBIF, Marianna, FL	$2,500,000.00
KMQF, Marquette, MI	$3,000,000.00
KTUW, Scottsbluff, NE-Cheyenne, WY	$1,500,000.00
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Mr. Larry Morton
April 12, 2006

KWBW, Harrison-Springfield, AR	$7,200,000.00
WGBM, Burlington, VT	$1,600,000.00
WNYI, Ithaca, NY	$5,000,000.00
KWWF, Waterloo, IA	$4,000,000.00
WNGS, Springville, NY	$12,500,000.00
KCBU, Price-Salt Lake City, UT	$7,500,000.00
Holt feels that the Fair Value, which is stated in cash or in equivalent terms, is a reasonable representation of the value of the stations if exposed to the open marketplace at this time, to a buyer with access and rights to a comparable program of utilization, including the economic benefits of the C.A.S.H. system. This value assumes Equity ownership of the stations which are listed as Equity facilities. This opinion is based on the conditions of the television station marketplace and the potential of these stations under current conditions.
This Summary Letter Report has been prepared in accordance with standard broadcast appraisal methodology and conforms to the 2005-2006 standards of the USPAP. Holt Media Group reserves the right to revise and/or rescind its professional opinion in the event that the conditions so described are modified in any matter or if further information to the contrary becomes available to the company.
Holt Media Group has assumed, for purposes of this Letter Report, that the Equity stations fully and completely conform to the stations’ broadcast licenses as issued by the Federal Communications Commission to Equity for these facilities, these licenses and permits are not and were not in jeopardy from regulatory nor legislative agencies, and there are and were no protests regarding the facilities, or other matters legal in nature, levied or under review against or by the stations that would result in a material affect as to value. It is further assumed that current ownership has clear title and that all required regulatory filings have been completed on a timely basis with all appropriate authorities.
Holt Media Group has not performed any services which are legal in nature and assumes no responsibility for legal or tax matters, nor of the accuracy of material supplied to the firm by others.
Holt Media Group considers all information provided to the company for the purpose of this appraisal to be proprietary in nature and absolutely confidential, to be used solely at the discretion of the parties named here. Holt does not permit access to these files without the prior written authorization of either Mr. Larry Morton or Mr. Max Hooper of Equity Broadcasting Corporation or their representatives.
Best regards,
Arthur H. Holt
President
Holt Media Group
cc: Christine Borger — EVP & CFO

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ANNEX F-1
EMPLOYMENT AGREEMENT
      THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and effective as of                     , 2006, between EQUITY BROADCASTING CORPORATION, a Delaware corporation (the “Parent” or the ”Company”) and LARRY MORTON, a resident of the State of Arkansas (the ”Employee”).
RECITALS
      This Agreement is entered into in connection with that certain Agreement and Plan of Merger dated April      , 2006 (the “Merger Agreement”) among the Parent, Equity Broadcasting Corporation (“EBC”), and certain majority shareholders of EBC, pursuant to which EBC will merge with and into Parent with Parent being the surviving corporation.
Terms of Agreement
      In consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.
      1. Employment. The Company hereby employs the Employee and the Employee hereby accepts employment by the Company, upon all of the terms and conditions set forth in this Agreement.
      2. Employment Period. The period during which the Employee shall serve as an employee of the Company shall commence on the date hereof and, unless earlier terminated pursuant to this Agreement, shall expire on the third anniversary of the date hereof (the “Employment Period”).
      3. Duties and Responsibilities. The Employee agrees to perform all duties required of President and Chief Executive Officer of the Company. On the third anniversary of the date hereof, or as otherwise sooner agreed to by the Employee and the Company, the Employee agrees to step down as President and Chief Executive Officer and for two years following the termination of this agreement, the Employee will serve as Vice Chairman of the Board of Directors and will perform such duties as the Board of Directors and Employee mutually agree. Employee further agrees to perform his duties honestly, diligently, competently, in good faith and in the best interests of the Company and shall give his best efforts in performing these duties for the Company. The Employee further agrees that during his tenure as President and Chief Executive Officer of the Company, the Employee shall devote his full time to the rendering of services on behalf of the Company.
      4. Compensation. In consideration for the Employee’s services hereunder and the restrictive covenants contained herein, and subject to the terms and conditions herein during the Employment Period, the Company shall pay to the Employee an annual base salary of Five Hundred and Twenty Thousand Dollars and 00/100 (US $520,000.00) payable in accordance with the Company’s customary payroll practices, which salary will be reviewed annually by the Board of Directors of the Company (the “Base Salary”); provided however, that during the Employment Period the Base Salary shall not be reduced. Any bonus compensation in addition to the Base Salary shall be determined at the discretion of the compensation committee of the Board of Directors of the Company.
      There shall be withheld from all amounts due to the Employee as compensation for services performed by him such federal and state income taxes, FICA and other amounts as may be required to be withheld under applicable law.
      5. Grant of Stock Options. The Company shall grant the Employee 2,000,000 stock options, adjusted for any and all splits, for stock in the Company with an exercise price at fair market value which options shall vest in four equal installments commencing at the signing of this agreement and on each anniversary thereafter and which shall be a part of and granted pursuant to the terms of the Company’s Management Stock Option Plan adopted in connection with the Merger Agreement. Said Stock Options shall be exercisable

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for a minimum of five (5) years. Notwithstanding any provisions contained herein to the contrary, in the event Employee is terminated for any reason whatsoever the termination shall be structured such that Employee shall have two years to exercise his options.
      6. Management Incentive Pool. During the Employment Period, Employee will be entitled to maximum participation in the Company’s Management Incentive Compensation Plan, to be established for current and future executives in conjunction with the Merger Agreement, with a minimum amount of not less than $3,040,000.00, subject to Employee’s employment at the time the target stock price is obtained.
      7. Vacation and Holidays; Insurance
      (a) During the Employment Period, the Employee shall be entitled to twenty (20) business days of vacation leave each calendar year to be taken at such times as the Employee and the Company shall mutually determine and provided that no vacation time shall significantly interfere with the duties required to be rendered by the Employee hereunder. Any vacation time not taken by the Employee during any calendar year may not be carried forward into any succeeding calendar year.
      (b) During the Employment Period, the Employee shall also be entitled to take regular office holidays in addition to the vacation leave provided in Section 7(a) above.
      (c) During the Employment Period, the Employee shall be entitled to health, medical, dental, disability, retirement, and life insurance benefit plans fully funded by the Company in the normal course and comparable at least to the level of benefits as those benefit plans that were in place with Employee’s employment prior to the Merger Agreement, and including any further benefit enhancements to the extent exceeding such pre-merger benefit levels hereinafter offered by the Company to its executive personnel as may be approved by the Company’s Board of Director’s for all employees.
      8. Expenses. During the Employment Period, the Employee shall be entitled to reimbursement of reasonable expenses incurred by him which reimbursement shall be subject to and made in accordance with such policies and procedures as may be established by the Company and as requested by the Board of Directors of the Company. Employee shall be provided with a corporate credit card for out of pocket business expenses, including but not limited to, travel and accommodations.
      9. Termination.
      (a) Termination with Notice by Either Party. The Company or the Employee may terminate this Agreement for any reason or no reason upon sixty (60) days prior written notice to the other. If the Company terminates the employment of the Employee without Good Cause (as defined below), the Company shall pay the Employee the remainder of Employee’s Compensation at the rate of the Base Salary in effect as of the date immediately preceding the date of termination and the cost of premiums for any Company sponsored insurance policies or other benefits, medical, dental, disability, retirement and travel plans (or the cash equivalent) for the greater of twelve (12) months or the remainder of the Employment Period, payable in the manner and at such times as the Base Salary and benefits otherwise would have been payable to the Employee hereunder were the Employee to continue to be employed by the Company. If the Employee terminates his employment with the Company hereunder without Good Cause (as defined below), the Company shall pay the Employee the Base Salary earned and reasonable expenses reimbursable under this Agreement incurred through the date of Employee’s termination; provided that the Company shall not be under any obligation to pay the Employee any unearned or non-accrued Compensation, and the Employee shall not be entitled to, any such severance compensation.
      (b) Termination for Good Cause by Company. In the case of the Company terminating this Agreement, “Good Cause” means any one or more of the following:

(i) a material breach or default by the Employee of the terms of this Agreement which remains uncured after thirty (30) days following Employee’s receipt from the Company of written notice specifying such breach or default;

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(ii) gross negligence or willful misfeasance by Employee or the breach of fiduciary duty by Employee in the performance of his duties as an employee hereunder;

(iii) the commission by Employee of an act of fraud, embezzlement or any other crime in connection with Employee’s duties;

(iv) conviction of Employee of a felony which involves dishonesty or a breach of trust;

(v) the Employee is unable to perform any of the functions of his position for which he was hired, because such performance is prohibited or enjoined by a judicial or administrative order or other agreement enforcing any non-competition, non-solicitation or other restrictive covenant or agreement to which the Employee is a party.
      In the event of a termination for Good Cause, the Company will pay the Employee the Base Salary earned and reasonable expenses reimbursable under this Agreement incurred through the date of Employee’s termination; except in the case of theft or fraud against the Company in which case no payments of any kind shall be made by the Company to the Employee. Upon termination of the employee for Good Cause, as provided above, all outstanding and unexercised stock options, vested shall remain with the employee. Upon termination of Employee for Good Cause, as provided above, the Employee shall also be deemed to have resigned as a director of the Company (if such Employee is then a director) and shall deliver to the Company a letter of resignation to this effect. Other than as provided in this paragraph, the Company shall have no further liability to the Employee in the event of termination of Employee for Good Cause. A change in the Employee’s duties from President and Chief Executive Officer to Vice Chairman of the Board, whether after three years or sooner as agreed to by Employee and the Company.
      (c) Termination for Good Cause by Employee. In the case of the Employee terminating this Agreement, “Good Cause” means any one or more of the following: (i) there shall be a continuing breach or continuing default by the Company of the terms of this Agreement which remains uncured after thirty (30) days following the Company’s receipt from the Employee of written notice specifying such breach or default; (ii) requirement by Company for Employee to relocate more than fifty (50) miles; or (iii) a substantial change in Employee’s requirements or duties except as provided hereunder. If the Employee terminates his employment with Good Cause, the Company shall pay the Employee the remainder of Employee’s Compensation at the rate of the Base Salary in effect as of the date immediately preceding the date of termination and the cost of premiums for any Company sponsored insurance policies or other benefits, medical, dental, disability or retirement and travel plans (or the cash equivalent) for the greater of twelve (12) months or the remainder of the Employment Period, payable in the manner and at such times as the Base Salary and benefits otherwise would have been payable to the Employee hereunder were the Employee to continue to be employed by the Company.
      (d) In the event of death of the Employee, Employee’s spouse, or in the event of a death of the spouse, Employee’s children, shall receive all payments and benefits contained herein.
      10. Change in Control and Other Grounds Entitling Employee to Terminate. “Change in Control” shall mean (a) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company; (b) any consolidation or merger or other business combination of the Company with any other entity where the shareholders of the Company, immediately prior to the consolidation or merger or other business combination would not, immediately after the consolidation or merger or other business combination, beneficially own, directly or indirectly, shares representing fifty percent (50%) of the combined voting power of all of the outstanding securities of the entity issuing cash or securities in the consolidation or merger or other business combination (or its ultimate parent corporation, if any); or (c) the Board of Directors of the Company adopts a resolution to the effect that a “Change In Control” has occurred for purposes of this Agreement. Notwithstanding the foregoing, no transaction shall be deemed to constitute a “Change in Control” for purposes of this Agreement if such transaction involves or relates to any existing or former business segment or division in which the Company operates.

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      Upon a Change in Control, 100% of all unvested stock options and/or restricted shares, if any, held by Employee shall immediately vest.
      11. Confidential Information and Trade Secrets. As consideration for and to induce the engagement of the Employee by the Company, the Employee hereby covenants and agrees to the provisions set forth below.
      (a) Except in the performance of his duties under this Agreement or as the Board of Directors of the Company may expressly authorize or direct in writing, the Employee agrees that he will not at any time during the Employment Period or at any time thereafter for any reason, either directly or indirectly, (i) copy, reproduce, divulge, disclose or communicate to any person or entity, in any manner whatsoever, any Confidential Information (as defined below), (ii) remove from the custody and control of the Company any physical or electronic manifestation of the Confidential Information or (iii) utilize, or permit others to utilize, the Confidential Information for personal use. All Confidential Information, including all physical or electronic manifestations thereof, shall be the exclusive property of the Company, whether prepared, compiled or obtained by the Employee or by the Company, prior to the Employment Period.
      (b) Upon termination of this Agreement by either party, or upon the request of the Company during the Employment Period, the Employee will immediately return to the Company all of the proprietary items of the Company (whether they include Confidential Information or not) in the Employee’s possession or subject to the Employee’s control, and the Employee shall not retain any copies, abstracts, sketches, or other physical or electronic embodiment of any proprietary items of the Company.
      (c) “Confidential Information” shall mean all information and trade secrets relating to or used in the business and operations of the Company (including, but not limited to, marketing methods and procedures, customer lists, sources of supplies and materials, business systems and procedures, information regarding its financial matters, or any other information concerning the personnel, operations, trade secrets, know how, or business or planned business of the Company), whether prepared, compiled, developed or obtained by the Employee or by the Company prior to or during the term of this Agreement and the engagement of the Employee hereunder, that is marked “confidential” or “proprietary” (or something similar), is treated by the Company as confidential or proprietary or is reasonably considered to be confidential or proprietary. The provisions of this Section shall not apply to: (i) information that is public knowledge other than as a result of a breach of an obligation of confidence; (ii) information lawfully received by the Employee from a third party who, based upon inquiry by the Employee, is not bound by a confidential relationship to the Company or otherwise; (iii) information independently developed by the Employee prior to the date hereof as evidenced by written documentation in existence prior to the date hereof; or (iv) information disclosed under a requirement of law or as directed by applicable legal authority having jurisdiction over the Employee, provided the Employee shall deliver written notice to the Company of such required disclosure and afford the Company the opportunity to legally curtail such disclosure within the time period required for disclosure. For the purposes of this Section, as the context permits, all references to Company shall be deemed to include its wholly owned subsidiaries.
      12. Non-Competition and Non-Solicitation. As consideration for and to induce the employment of the Employee by the Company, the Employee hereby covenants and agrees that he will not:
      (a) Except as authorized herein or unless Employee terminates for Good Cause or is terminated without Good Cause, during the term of this Agreement and for a period of two (2) years from the date the Employment Period is terminated, alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor or stockholder of any company or business, engage in any business activity which is in competition with the business conducted by the Company or any of its subsidiaries or affiliates, including without limitation those related to the business of the Company, provided, however, that the beneficial ownership of less than five percent (5%) of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall not be deemed, in and of itself, to violate the prohibitions of this Section 9;
      (b) Except as authorized herein or unless Employee terminates for Good Cause or is terminated without Good Cause, during the term of this Agreement and for a period of two (2) years from the date the

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Employment Period is terminated: (i) induce any person or entity which is a customer of the Company or any of its subsidiaries or affiliates to patronize any business directly or indirectly in competition with the business conducted by the Company or any of its subsidiaries, affiliates, and/or distributors; (ii) canvass, solicit or accept from any person or entity which is a customer of the Company or any of its subsidiaries or affiliates any such competitive business; or (iii) request or advise any person or entity which has a business relationship with the Company or any of its subsidiaries or affiliates to withdraw, curtail or cancel any business with such entity; or
      (c) Except as authorized herein or unless Employee terminates for Good Cause or is terminated without Good Cause, during the term of this Agreement and for a period of two (2) years from the date the Employment Period is terminated, employ or knowingly permit any company or business directly or indirectly controlled by it to employ, any person who was employed by the Company or any of its subsidiaries, affiliates at or within the prior six months, or in any manner seek to induce any such person to leave his or her employment.
      (d) Permitted Conflicts.

(i) Notwithstanding anything contained herein, Employee shall be authorized to continue to serve as Chairman of Retro Television, LLC and be an equity owner of the stock.

(ii) Notwithstanding anything contained herein, Employee shall continue to employ and supervise Lori E. Withrow as Corporate Counsel and Lindsey McGough as Administrative Assistant in their current positions. Any new raises, other than normal cost of living raises, and any job promotions for these employees shall be approved by the Compensation Committee of the Board of Directors.

(iii) The parties acknowledge that prior to the merger certain other conflicts or potential conflicts of interest exist. Employee shall make reasonable best efforts to eliminate such conflicts as quickly as possible. If an existing action is subsequently deemed to be a conflict, Employee shall have a reasonable period of time to correct and/or eliminate the conflict.
      13. Remedies Upon Breach. The Employee acknowledges that his services hereunder are of a special and unique character and places him in a position of trust and confidence with confidential and proprietary documents and information and employees, customers and suppliers of the Company, and that such information and documents are of a special and unique character that give them a peculiar value, and, as a result, any breach of the Employee’s obligations under Sections 11 or 12 of this Agreement will cause the Company irreparable injury that cannot be adequately compensated by the payment of damages in an action at law. Accordingly, the parties agree that the Company shall be entitled exclusively to the remedies of injunction and/or specific performance and the Company shall not be required to post a bond in connection thereof and the Employee shall pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Company in enforcing its rights hereunder, provided a court of competent jurisdiction grants the Company such equitable relief.
      14. Assignment of Intellectual Property Rights. The Employee hereby acknowledges and agrees that any and all Intellectual Property (as defined below) developed in the course of performing his duties during the term of this Agreement is automatically, immediately and irrevocably assigned to and is the sole property of the Company, including all right, title and interest and goodwill relating thereto of whatever kind or nature, without any further remuneration or compensation to Employee. All right, title and interest in and to the foregoing shall be vested in the Company immediately upon development, conception or reduction to practice. Employee further agrees that, when requested, Employee will, without charge to the Company, but at the Company’s expense, sign all papers and do all other acts which may be necessary, desirable or convenient in connection with the foregoing and for the securing and maintaining of patents, copyrights and legal protection for the foregoing and for the vesting of title in and to the foregoing to the Company. The Company is irrevocably designated by Employee as Employee’s attorney-in-fact to do all such things and execute all such documents as may be reasonably necessary to effectuate the foregoing. “Intellectual Property” means any and all methods, procedures, processes, formulae, techniques, innovations, works, discoveries, concepts, products, properties, compositions, improvements, systems, software, inventions, de-

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signs, formulations, drawings, notes, analyses, records, plans, specifications, data, patents, copyrights, trademarks, proprietary information, writings, sketches, specifications, technology, knowledge, ideas, ideas developed, ideas conceived and ideas reduced to practice and other data, things and information of any nature whatsoever in whole or in part prepared, written, contributed, conceived, developed, reduced to practice, produced or discovered by the Employee or resulting from or suggested by (directly or indirectly, in whole or in part) any of the foregoing during the Employment Period.
      15. Miscellaneous.
      (a) Notices. Except as otherwise specified in this Agreement, all notices, requests, consents, approvals and other communications required or permitted under this Agreement will be in writing and will be deemed given (a) when delivered personally against a signed receipt, or (b) One (1) business day after being sent by facsimile to the number specified below (with telecopier confirmation slip retained by the sender and followed by a copy sent by first class mail not later than the next business day), or (c) one business day after being sent by express mail or by reputable overnight courier service, delivery charges prepaid; in each case, to the person, facsimile number and/or addresses specified below:

In the case of the Company:

Equity Broadcasting Corporation
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
Attn: Chairman
Facsimile: 501-221-1101

In the case of Employee:
Larry Morton
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
Facsimile: 501-221-1101
      Either party may from time to time change its contact person, address or facsimile number for notification purposes upon at least five (5) business days’ notice to the other party of the new contact person, address or facsimile number.
      (b) Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that: (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.
      (c) Expenses. Except as otherwise provided herein, each party shall each bear their own respective costs and expenses, including all legal and accounting fees, with respect to this transaction.
      (d) Assignment. This Agreement, and the rights, interest and benefits hereunder shall not be assigned, transferred, pledged or hypothecated in any way by the Employee and shall not be subject to execution, attachment or similar process. Any attempt to assign, transfer, pledge or hypothecate or make any other disposition of this Agreement or of such rights, interest and benefits contrary to the foregoing provision or the levy of any attachment or similar process thereon shall be null and void and without effect.
      (e) Benefit. The rights and obligations of this Agreement shall be binding upon and shall inure to the benefit of the respective successors and permitted assigns of the parties hereunder. Nothing expressed or implied herein shall be construed to give any person other than the parties to this Agreement and their permitted successors and assignees any legal or equitable rights hereunder.

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      (f) Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts
      (g) Applicable Law. This Agreement has been executed and it is expected by the parties that its primary consummation by Employee shall occur in Arkansas, and therefore it shall be governed by, and shall be construed, interpreted and enforced in accordance with, the laws of the State of Arkansas, without regard to the application of the principles of conflicts of law.
      (h) Jurisdiction and Venue. Any suit, action or proceeding with respect to this Agreement shall be brought in the courts of Pulaski County, Arkansas. The parties hereto hereby accept the exclusive jurisdiction of those courts for the purpose of any such suit, action or proceeding. Venue for any such action, in addition to any other venue permitted by statute, will be Pulaski County, Arkansas or such other location mutually agreed to by the Parties. The parties hereto hereby irrevocably waive, to the fullest extent permitted by law, any objection that any of them may now or hereafter have to delaying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Pulaski County, Arkansas or such other location mutually agreed to by the Parties, and hereby further irrevocably waive any claim that any such suit, action or proceeding brought in Pulaski County, Arkansas has been brought in an inconvenient forum.
      (i) Entire Agreement. This Agreement (including any Exhibits) contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior written or oral commitments, arrangements or understanding with respect thereto. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth in this Agreement (including the Exhibits).
      (j) Severability Survival. The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted. The provisions of Sections 11, 12, 13 and 15 and will survive the termination for any reason of the Employee’s relationship with the Company.
      (k) Attorneys’ Fees. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, each party shall be responsible for its attorneys fees, costs and legal expenses.
      (l) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      (m) Counterparts. This Agreement may be executed in two or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.
[signature page follows]

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      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date written above.

EQUITY BROADCASTING CORPORATION

By:

Name:

Title:

EMPLOYEE:

Larry Morton

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ANNEX F-2
EMPLOYMENT AGREEMENT
      THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and effective as of                     , 2006, between EQUITY BROADCASTING CORPORATION, a Delaware corporation (the “Parent” or the ”Company”) and GREGORY FESS, a resident of the State of Arkansas (the ”Employee”).
RECITALS
      This Agreement is entered into in connection with that certain Agreement and Plan of Merger dated April      , 2006 (the “Merger Agreement”) among the Parent, Equity Broadcasting Corporation (“EBC”), and certain majority shareholders of EBC, pursuant to which EBC will merge with and into Parent with Parent being the surviving corporation.
Terms of Agreement
      In consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.
      1. Employment. The Company hereby employs the Employee and the Employee hereby accepts employment by the Company, upon all of the terms and conditions set forth in this Agreement.
      2. Employment Period. The period during which the Employee shall serve as an employee of the Company shall commence on the date hereof and, unless earlier terminated pursuant to this Agreement, shall expire on the third anniversary of the date hereof (the “Employment Period”).
      3. Duties and Responsibilities. The Employee agrees to perform all duties required of Senior Vice President of the Company. Employee further agrees to perform his duties honestly, diligently, competently, in good faith and in the best interests of the Company and shall give his best efforts in performing these duties for the Company. During his tenure as Senior Vice President Employee shall devote his full time to the rendering of services on behalf of the Company.
      4. Compensation. In consideration for the Employee’s services hereunder and the restrictive covenants contained herein, and subject to the terms and conditions herein during the Employment Period, the Company shall pay to the Employee an annual base salary of Three Hundred and Fifteen Thousand Dollars and 00/100 (US $315,000.00) payable in accordance with the Company’s customary payroll practices, which salary will be reviewed annually by the Board of Directors of the Company (the “Base Salary”); provided however, that during the Employment Period the Base Salary shall not be reduced. Any bonus compensation in addition to the Base Salary shall be determined at the discretion of the compensation committee of the Board of Directors of the Company.
      There shall be withheld from all amounts due to the Employee as compensation for services performed by him such federal and state income taxes, FICA and other amounts as may be required to be withheld under applicable law.
      5. Grant of Stock Options. The Company shall grant the Employee 250,000 stock options, adjusted for any and all splits, for stock in the Company with an exercise price at fair market value which options shall vest in four equal installments commencing at the signing of this agreement and on each anniversary thereafter and which shall be a part of and granted pursuant to the terms of the Company’s Management Stock Option Plan adopted in connection with the Merger Agreement. Said Stock Options shall be exercisable for a minimum of five (5) years. Notwithstanding any provisions contained herein to the contrary, in the event Employee is terminated for any reason whatsoever the termination shall be structured such that Employee shall have two years to exercise his options.

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      6. Management Incentive Pool. During the Employment Period, Employee will be entitled to maximum participation in the Company’s Management Incentive Compensation Plan, to be established for current and future executives in conjunction with the Merger Agreement, with a minimum amount of not less than $500,000.00, subject to Employee’s employment at the time the target stock price is obtained.
      7. Vacation and Holidays; Insurance.
      (a) During the Employment Period, the Employee shall be entitled to twenty (20) business days of vacation leave each calendar year to be taken at such times as the Employee and the Company shall mutually determine and provided that no vacation time shall significantly interfere with the duties required to be rendered by the Employee hereunder. Any vacation time not taken by the Employee during any calendar year may not be carried forward into any succeeding calendar year.
      (b) During the Employment Period, the Employee shall also be entitled to take regular office holidays in addition to the vacation leave provided in Section 7(a) above.
      (c) During the Employment Period, the Employee shall be entitled to health, medical, dental, disability, retirement, and life insurance benefit plans fully funded by the Company in the normal course and comparable at least to the level of benefits as those benefit plans that were in place with Employee’s employment prior to the Merger Agreement, and including any further benefit enhancements to the extent exceeding such pre-merger benefit levels hereinafter offered by the Company to its executive personnel as may be approved by the Company’s Board of Director’s for all employees.
      8. Expenses. During the Employment Period, the Employee shall be entitled to reimbursement of reasonable expenses incurred by him which reimbursement shall be subject to and made in accordance with such policies and procedures as may be established by the Company and as requested by the Board of Directors of the Company. Employee shall be provided with a corporate credit card for out of pocket business expenses, including but not limited to, travel and accommodations.
      9. Termination.
      (a) Termination with Notice by Either Party. The Company or the Employee may terminate this Agreement for any reason or no reason upon sixty (60) days prior written notice to the other. If the Company terminates the employment of the Employee without Good Cause (as defined below), the Company shall pay the Employee the remainder of Employee’s Compensation at the rate of the Base Salary in effect as of the date immediately preceding the date of termination and the cost of premiums for any Company sponsored insurance policies or other benefits, medical, dental, disability, retirement and travel plans (or the cash equivalent) for the greater of twelve (12) months or the remainder of the Employment Period, payable in the manner and at such times as the Base Salary and benefits otherwise would have been payable to the Employee hereunder were the Employee to continue to be employed by the Company. If the Employee terminates his employment with the Company hereunder without Good Cause (as defined below), the Company shall pay the Employee the Base Salary earned and reasonable expenses reimbursable under this Agreement incurred through the date of Employee’s termination; provided that the Company shall not be under any obligation to pay the Employee any unearned or non-accrued Compensation, and the Employee shall not be entitled to, any such severance compensation.
      (b) Termination for Good Cause by Company. In the case of the Company terminating this Agreement, “Good Cause” means any one or more of the following:

(i) a material breach or default by the Employee of the terms of this Agreement which remains uncured after thirty (30) days following Employee’s receipt from the Company of written notice specifying such breach or default;

(ii) gross negligence or willful misfeasance by Employee or the breach of fiduciary duty by Employee in the performance of his duties as an employee hereunder;

(iii) the commission by Employee of an act of fraud, embezzlement or any other crime in connection with Employee’s duties;

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(iv) conviction of Employee of a felony which involves dishonesty or a breach of trust;

(v) the Employee is unable to perform any of the functions of his position for which he was hired, because such performance is prohibited or enjoined by a judicial or administrative order or other agreement enforcing any non-competition, non-solicitation or other restrictive covenant or agreement to which the Employee is a party.
      In the event of a termination for Good Cause, the Company will pay the Employee the Base Salary earned and reasonable expenses reimbursable under this Agreement incurred through the date of Employee’s termination; except in the case of theft or fraud against the Company in which case no payments of any kind shall be made by the Company to the Employee. Upon termination of the employee for Good Cause, as provided above, all outstanding and unexercised stock options, vested shall remain with the employee. Upon termination of Employee for Good Cause, as provided above, the Employee shall also be deemed to have resigned as a director of the Company (if such Employee is then a director) and shall deliver to the Company a letter of resignation to this effect. Other than as provided in this paragraph, the Company shall have no further liability to the Employee in the event of termination of Employee for Good Cause.
      (c) Termination for Good Cause by Employee. In the case of the Employee terminating this Agreement, “Good Cause” means any one or more of the following: (i) there shall be a continuing breach or continuing default by the Company of the terms of this Agreement which remains uncured after thirty (30) days following the Company’s receipt from the Employee of written notice specifying such breach or default; (ii) requirement by Company for Employee to relocate more than fifty (50) miles; or (iii) a substantial change in Employee’s requirements or duties except as provided hereunder. If the Employee terminates his employment with Good Cause, the Company shall pay the Employee the remainder of Employee’s Compensation at the rate of the Base Salary in effect as of the date immediately preceding the date of termination and the cost of premiums for any Company sponsored insurance policies or other benefits, medical, dental, disability or retirement and travel plans (or the cash equivalent) for the greater of twelve (12) months or the remainder of the Employment Period, payable in the manner and at such times as the Base Salary and benefits otherwise would have been payable to the Employee hereunder were the Employee to continue to be employed by the Company.
      (d) In the event of death of the Employee, Employee’s spouse, or in the event of a death of the spouse, Employee’s children, shall receive all payments and benefits contained herein.
      10. Change in Control and Other Grounds Entitling Employee to Terminate. “Change in Control” shall mean (a) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company; (b) any consolidation or merger or other business combination of the Company with any other entity where the shareholders of the Company, immediately prior to the consolidation or merger or other business combination would not, immediately after the consolidation or merger or other business combination, beneficially own, directly or indirectly, shares representing fifty percent (50%) of the combined voting power of all of the outstanding securities of the entity issuing cash or securities in the consolidation or merger or other business combination (or its ultimate parent corporation, if any); or (c) the Board of Directors of the Company adopts a resolution to the effect that a “Change In Control” has occurred for purposes of this Agreement. Notwithstanding the foregoing, no transaction shall be deemed to constitute a “Change in Control” for purposes of this Agreement if such transaction involves or relates to any existing or former business segment or division in which the Company operates.
      Upon a Change in Control, 100% of all unvested stock options and/or restricted shares, if any, held by Employee shall immediately vest.
      11. Confidential Information and Trade Secrets. As consideration for and to induce the engagement of the Employee by the Company, the Employee hereby covenants and agrees to the provisions set forth below.
      (a) Except in the performance of his duties under this Agreement or as the Board of Directors of the Company may expressly authorize or direct in writing, the Employee agrees that he will not at any time during the Employment Period or at any time thereafter for any reason, either directly or indirectly, (i) copy,

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reproduce, divulge, disclose or communicate to any person or entity, in any manner whatsoever, any Confidential Information (as defined below), (ii) remove from the custody and control of the Company any physical or electronic manifestation of the Confidential Information or (iii) utilize, or permit others to utilize, the Confidential Information for personal use. All Confidential Information, including all physical or electronic manifestations thereof, shall be the exclusive property of the Company, whether prepared, compiled or obtained by the Employee or by the Company, prior to the Employment Period.
      (b) Upon termination of this Agreement by either party, or upon the request of the Company during the Employment Period, the Employee will immediately return to the Company all of the proprietary items of the Company (whether they include Confidential Information or not) in the Employee’s possession or subject to the Employee’s control, and the Employee shall not retain any copies, abstracts, sketches, or other physical or electronic embodiment of any proprietary items of the Company.
      (c) “Confidential Information” shall mean all information and trade secrets relating to or used in the business and operations of the Company (including, but not limited to, marketing methods and procedures, customer lists, sources of supplies and materials, business systems and procedures, information regarding its financial matters, or any other information concerning the personnel, operations, trade secrets, know how, or business or planned business of the Company), whether prepared, compiled, developed or obtained by the Employee or by the Company prior to or during the term of this Agreement and the engagement of the Employee hereunder, that is marked “confidential” or “proprietary” (or something similar), is treated by the Company as confidential or proprietary or is reasonably considered to be confidential or proprietary. The provisions of this Section shall not apply to: (i) information that is public knowledge other than as a result of a breach of an obligation of confidence; (ii) information lawfully received by the Employee from a third party who, based upon inquiry by the Employee, is not bound by a confidential relationship to the Company or otherwise; (iii) information independently developed by the Employee prior to the date hereof as evidenced by written documentation in existence prior to the date hereof; or (iv) information disclosed under a requirement of law or as directed by applicable legal authority having jurisdiction over the Employee, provided the Employee shall deliver written notice to the Company of such required disclosure and afford the Company the opportunity to legally curtail such disclosure within the time period required for disclosure. For the purposes of this Section, as the context permits, all references to Company shall be deemed to include its wholly owned subsidiaries.
      12. Non-Competition and Non-Solicitation. As consideration for and to induce the employment of the Employee by the Company, the Employee hereby covenants and agrees that he will not:
      (a) Except as authorized herein or unless Employee terminates for Good Cause or is terminated without Good Cause, during the term of this Agreement and for a period of two (2) years from the date the Employment Period is terminated, alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor or stockholder of any company or business, engage in any business activity which is in competition with the business conducted by the Company or any of its subsidiaries or affiliates, including without limitation those related to the business of the Company, provided, however, that the beneficial ownership of less than five percent (5%) of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall not be deemed, in and of itself, to violate the prohibitions of this Section 9;
      (b) Except as authorized herein or unless Employee terminates for Good Cause or is terminated without Good Cause, during the term of this Agreement and for a period of two (2) years from the date the Employment Period is terminated: (i) induce any person or entity which is a customer of the Company or any of its subsidiaries or affiliates to patronize any business directly or indirectly in competition with the business conducted by the Company or any of its subsidiaries, affiliates, and/or distributors; (ii) canvass, solicit or accept from any person or entity which is a customer of the Company or any of its subsidiaries or affiliates any such competitive business; or (iii) request or advise any person or entity which has a business relationship with the Company or any of its subsidiaries or affiliates to withdraw, curtail or cancel any business with such entity; or

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      (c) Except as authorized herein or unless Employee terminates for Good Cause or is terminated without Good Cause, during the term of this Agreement and for a period of two (2) years from the date the Employment Period is terminated, employ or knowingly permit any company or business directly or indirectly controlled by it to employ, any person who was employed by the Company or any of its subsidiaries, affiliates at or within the prior six months, or in any manner seek to induce any such person to leave his or her employment.
      (d) Permitted Conflicts.

(i) Notwithstanding anything contained herein, Employee shall be authorized to continue to serve on the Board of Retro Television, LLC and be an equity owner of the stock.

(ii) The parties acknowledge that prior to the merger certain other conflicts or potential conflicts of interest exist. Employee shall make reasonable best efforts to eliminate such conflicts as quickly as possible. If an existing action is subsequently deemed to be a conflict, Employee shall have a reasonable period of time to correct and/or eliminate the conflict.
      13. Remedies Upon Breach. The Employee acknowledges that his services hereunder are of a special and unique character and places him in a position of trust and confidence with confidential and proprietary documents and information and employees, customers and suppliers of the Company, and that such information and documents are of a special and unique character that give them a peculiar value, and, as a result, any breach of the Employee’s obligations under Sections 11 or 12 of this Agreement will cause the Company irreparable injury that cannot be adequately compensated by the payment of damages in an action at law. Accordingly, the parties agree that the Company shall be entitled exclusively to the remedies of injunction and/or specific performance and the Company shall not be required to post a bond in connection thereof and the Employee shall pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Company in enforcing its rights hereunder, provided a court of competent jurisdiction grants the Company such equitable relief.
      14. Assignment of Intellectual Property Rights. The Employee hereby acknowledges and agrees that any and all Intellectual Property (as defined below) developed in the course of performing his duties during the term of this Agreement is automatically, immediately and irrevocably assigned to and is the sole property of the Company, including all right, title and interest and goodwill relating thereto of whatever kind or nature, without any further remuneration or compensation to Employee. All right, title and interest in and to the foregoing shall be vested in the Company immediately upon development, conception or reduction to practice. Employee further agrees that, when requested, Employee will, without charge to the Company, but at the Company’s expense, sign all papers and do all other acts which may be necessary, desirable or convenient in connection with the foregoing and for the securing and maintaining of patents, copyrights and legal protection for the foregoing and for the vesting of title in and to the foregoing to the Company. The Company is irrevocably designated by Employee as Employee’s attorney-in-fact to do all such things and execute all such documents as may be reasonably necessary to effectuate the foregoing. “Intellectual Property” means any and all methods, procedures, processes, formulae, techniques, innovations, works, discoveries, concepts, products, properties, compositions, improvements, systems, software, inventions, designs, formulations, drawings, notes, analyses, records, plans, specifications, data, patents, copyrights, trademarks, proprietary information, writings, sketches, specifications, technology, knowledge, ideas, ideas developed, ideas conceived and ideas reduced to practice and other data, things and information of any nature whatsoever in whole or in part prepared, written, contributed, conceived, developed, reduced to practice, produced or discovered by the Employee or resulting from or suggested by (directly or indirectly, in whole or in part) any of the foregoing during the Employment Period.
      15. Miscellaneous.
      (a) Notices. Except as otherwise specified in this Agreement, all notices, requests, consents, approvals and other communications required or permitted under this Agreement will be in writing and will be deemed given (a) when delivered personally against a signed receipt, or (b) One (1) business day after being sent by facsimile to the number specified below (with telecopier confirmation slip retained by the sender and followed

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by a copy sent by first class mail not later than the next business day), or (c) one business day after being sent by express mail or by reputable overnight courier service, delivery charges prepaid; in each case, to the person, facsimile number and/or addresses specified below:

In the case of the Company:

Equity Broadcasting Corporation
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
Attn: Chairman
Facsimile: 501-221-1101

In the case of Employee:
Gregory Fess
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
Facsimile: 501-221-1101
      Either party may from time to time change its contact person, address or facsimile number for notification purposes upon at least five (5) business days’ notice to the other party of the new contact person, address or facsimile number.
      (b) Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that: (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.
      (c) Expenses. Except as otherwise provided herein, each party shall each bear their own respective costs and expenses, including all legal and accounting fees, with respect to this transaction.
      (d) Assignment. This Agreement, and the rights, interest and benefits hereunder shall not be assigned, transferred, pledged or hypothecated in any way by the Employee and shall not be subject to execution, attachment or similar process. Any attempt to assign, transfer, pledge or hypothecate or make any other disposition of this Agreement or of such rights, interest and benefits contrary to the foregoing provision or the levy of any attachment or similar process thereon shall be null and void and without effect.
      (e) Benefit. The rights and obligations of this Agreement shall be binding upon and shall inure to the benefit of the respective successors and permitted assigns of the parties hereunder. Nothing expressed or implied herein shall be construed to give any person other than the parties to this Agreement and their permitted successors and assignees any legal or equitable rights hereunder.
      (f) Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts
      (g) Applicable Law. This Agreement has been executed and it is expected by the parties that its primary consummation by Employee shall occur in Arkansas, and therefore it shall be governed by, and shall

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be construed, interpreted and enforced in accordance with, the laws of the State of Arkansas, without regard to the application of the principles of conflicts of law.
      (h) Jurisdiction and Venue. Any suit, action or proceeding with respect to this Agreement shall be brought in the courts of Pulaski County, Arkansas. The parties hereto hereby accept the exclusive jurisdiction of those courts for the purpose of any such suit, action or proceeding. Venue for any such action, in addition to any other venue permitted by statute, will be Pulaski County, Arkansas or such other location mutually agreed to by the Parties. The parties hereto hereby irrevocably waive, to the fullest extent permitted by law, any objection that any of them may now or hereafter have to delaying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Pulaski County, Arkansas or such other location mutually agreed to by the Parties, and hereby further irrevocably waive any claim that any such suit, action or proceeding brought in Pulaski County, Arkansas has been brought in an inconvenient forum.
      (i) Entire Agreement. This Agreement (including any Exhibits) contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior written or oral commitments, arrangements or understanding with respect thereto. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth in this Agreement (including the Exhibits).
      (j) Severability Survival. The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted. The provisions of Sections 11, 12, 13 and 15 and will survive the termination for any reason of the Employee’s relationship with the Company.
      (k) Attorneys’ Fees. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, each party shall be responsible for its attorneys fees, costs and legal expenses.
      (l) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      (m) Counterparts. This Agreement may be executed in two or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.
[signature page follows]

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      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date written above.

EQUITY BROADCASTING CORPORATION

By:

Name:

Title:

EMPLOYEE:

Gregory Fess

F-2-8

ANNEX F-3
CONSULTING AGREEMENT
      THIS CONSULTING AGREEMENT (this “Agreement”) is made and effective as of                     , 2006, between EQUITY BROADCASTING CORPORATION, a Delaware corporation (the “Parent” or the “Company”) and HOOPER HOLDINGS, INC., an Arkansas corporation (the “Consultant”).
RECITALS
      This Agreement is entered into in connection with that certain Agreement and Plan of Merger dated April      , 2006 (the “Merger Agreement”) among the Parent, Equity Broadcasting Corporation (“EBC”), and certain majority shareholders of EBC, pursuant to which EBC will merge with and into Parent with Parent being the surviving corporation (the “Merger”).
Terms of Agreement
      In consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.
      1. Consulting Engagement. The Company agrees to engage the Consultant to render consulting and advisory services in connection with the Company’s business, and the Consultant accepts engagement by the Company as a consultant, upon the terms and conditions set forth herein.
      2. Consulting Period. The period during which the Consultant shall serve as a consultant with the Company shall commence on the date hereof and, unless earlier terminated pursuant to this Agreement, shall expire on the first anniversary of the date hereof (the “Consulting Period”).
      3. Duties and Responsibilities. The Consultant shall perform such consulting and advisory services pertaining to the Company’s business as the Board of Directors and Chief Executive Officer of the Company shall from time to time request, which shall include, without limitation, assisting with the integration of the Company’s and EBC’s business pursuant to the Merger, and assisting in the growth of the Company. The Consultant further agrees to perform his duties honestly, diligently, competently, in good faith and in the best interests of the Company and shall give his best efforts in performing these duties for the Company. The Consultant further agrees that during the Consulting Period the Consultant shall devote proper time to the rendering of services on behalf of the Company and shall follow all policies and procedures of the Company applicable to the Consultant. The Company understands and acknowledges that the Consultant will not be providing full time services to the Company but only as requested and on a part time basis as requested by the Company in accordance with the scope of duties as provided in this Section 3. The services hereunder to be provided by the Consultant shall be performed by Max Hooper.
      4. Compensation. In consideration for the Consultant’s services hereunder and the restrictive covenants contained herein and subject to the terms and conditions herein, during the Consulting Period, the Company shall pay to the Consultant a consulting fee of Two Hundred Fifty Thousand Dollars and 00/100 (US $250,000.00) payable in accordance with the Company’s customary payroll practices.
      5. Status of Consultant; Grant of Stock Options.
      (a) This Agreement calls for the performance of services of the Consultant as an independent contractor and the Consultant will not be considered an employee, agent or partner of the Company for any purpose. The Consultant shall have no authority to act on behalf of or to bind the Company in any manner whatsoever. The Consultant shall be solely responsible for any and all federal, state or local filings and payments in connection with payments made or services rendered under to this Agreement.
      (b) The Consultant shall receive the appropriate number of stock options of the Company with an exercise price and vesting schedule equal in value to the Consultant’s stock options at EBC as in existence on

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the Effective Date (as defined in the Merger Agreement) as provided in Section 2.04 of the Merger Agreement, which shall be a part of and granted pursuant to the terms of the Company’s Management Stock Option Plan adopted in connection with the Merger Agreement.
      6. Termination of Engagement.
      (a) The Consultant’s engagement hereunder shall automatically terminate upon death or breach by the Consultant of Sections 7 and 8 and the Consultant shall not be entitled to any further compensation or payment from the Company beyond those payments already made to the Consultant at the time of death or aforementioned breach.
      (b) Upon breach by the Consultant of any other provision of this Agreement or upon breach by the Company of any provision of this Agreement, the non-breaching party shall provide written notice of the breach to the other party and provide such party thirty (30) days to cure such breach. If the breach is not cured within such thirty (30) day cure period, then the non-breaching party shall have the right to deem this Agreement in breach, and terminate the engagement hereunder.
      7. Confidential Information and Trade Secrets. As consideration for and to induce the engagement of the Consultant by the Company, the Consultant hereby covenants and agrees to the provisions set forth below.
      (a) Except in the performance of his consulting duties under this Agreement or as the Chief Executive Officer or the Board of Directors of the Company may expressly authorize or direct in writing, the Consultant agrees that he will not at any time during the Consulting Period or at any time thereafter for any reason, either directly or indirectly, (i) copy, reproduce, divulge, disclose or communicate to any person or entity, in any manner whatsoever, any Confidential Information (as defined below), (ii) remove from the custody and control of the Company any physical or electronic manifestation of the Confidential Information or (iii) utilize, or permit others the utilize, the Confidential Information for personal use. All Confidential Information, including all physical or electronic manifestations thereof, shall be the exclusive property of the Company, whether prepared, compiled or obtained by the Consultant or by the Company, prior to the Consulting Period.
      (b) Upon termination of this Agreement by either party, or upon the request of the Company during the Consulting Period, the Consultant will immediately return to the Company all of the proprietary items of the Company (whether they include Confidential Information or not) in the Consultant’s possession or subject to the Consultant’s control, and the Consultant shall not retain any copies, abstracts, sketches, or other physical or electronic embodiment of any proprietary items of the Company.
      (c) “Confidential Information” shall mean all information and trade secrets relating to or used in the business and operations of the Company (including, but not limited to, marketing methods and procedures, customer lists, sources of supplies and materials, business systems and procedures, information regarding its financial matters, or any other information concerning the personnel, operations, trade secrets, know how, or business or planned business of the Company), whether prepared, compiled, developed or obtained by the Consultant or by the Company prior to or during the term of this Agreement and the engagement of the Consultant hereunder, that is marked “confidential” or “proprietary” (or something similar), is treated by the Company as confidential or proprietary or is reasonably considered to be confidential or proprietary. The provisions of this Section shall not apply to: (i) information that is public knowledge other than as a result of a breach of an obligation of confidence; (ii) information lawfully received by the Consultant from a third party who, based upon inquiry by the Consultant, is not bound by a confidential relationship to the Company or otherwise; (iii) information independently developed by the Consultant prior to the date hereof as evidenced by written documentation in existence prior to the date hereof; or (iv) information disclosed under a requirement of law or as directed by applicable legal authority having jurisdiction over the Consultant, provided the Consultant shall deliver written notice to the Company of such required disclosure and afford the Company the opportunity to legally curtail such disclosure within the time period required for disclosure. For the purposes of this Section, as the context permits, all references to Company shall be deemed to include its affiliates.

F-3-2

      8. Non-Competition and Non-Solicitation. As consideration for and to induce the engagement of the Consultant by the Company, the Consultant hereby covenants and agrees that he will not:
      (a) during the term of this Agreement and for a period of one (1) year from the date the Consulting Period is terminated, alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor or stockholder of any company or business, engage in any business activity which is in competition with the business conducted by the Company or any of its subsidiaries or affiliates, including without limitation those related to the business of the Company, provided, however, that the beneficial ownership of less than five percent (5%) of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall not be deemed, in and of itself, to violate the prohibitions of this Section;
      (b) during the term of this Agreement and for a period of one (1) year from the date the Consulting Period is terminated: (i) induce any person or entity which is a customer of the Company or any of its subsidiaries or affiliates to patronize any business directly or indirectly in competition with the business conducted by the Company or any of its subsidiaries, affiliates, and/or distributors; (ii) canvass, solicit or accept from any person or entity which is a customer of the Company or any of its subsidiaries or affiliates any such competitive business; or (iii) request or advise any person or entity which has a business relationship with the Company or any of its subsidiaries or affiliates to withdraw, curtail or cancel any business with such entity; or
      (c) during the term of this Agreement and for a period of one (1) year from the date the Consulting Period is terminated, employ or knowingly permit any company or business directly or indirectly controlled by it to employ, any person who was employed by the Company or any of its subsidiaries, affiliates at or within the prior six (6) months, or in any manner seek to induce any such person to leave his or her employment.
      9. Remedies Upon Breach. The Consultant acknowledges that his services hereunder are of a special and unique character and places him in a position of trust and confidence with confidential and proprietary documents and information and employees, customers and suppliers of the Company and that such information and documents are of a special and unique character that give them a peculiar value, and, as a result, any breach of the Consultant’s obligations under Sections 7 or 8 of this Agreement will cause the Company irreparable injury that cannot be adequately compensated by the payment of damages in an action at law. Accordingly, the parties agree that the Company shall be entitled to the remedies of injunction, specific performance and other equitable relief to redress any breach, or to prevent any threatened breach of Sections 7 or 8, and the Company shall not be required to post a bond and the Consultant shall pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Company in enforcing its rights hereunder, provided a court of competent jurisdiction grants the Company such equitable relief. Nothing contained in the Agreement shall, however, be construed as a waiver by the Company of any right, including, without limitation, the Company’s right to damages.
      10. Assignment of Intellectual Property Rights. The Consultant hereby acknowledges and agrees that any and all Intellectual Property (as defined below) is automatically, immediately and irrevocably assigned to and is the sole property of the Company, including all right, title and interest and goodwill relating thereto of whatever kind or nature, without any further remuneration or compensation to the Consultant. All right, title and interest in and to the foregoing shall be vested in the Company immediately upon development, conception or reduction to practice. The Consultant further agrees that, when requested, the Consultant will, without charge to the Company, but at the Company’s expense, sign all papers and do all other acts which may be necessary, desirable or convenient in connection with the foregoing and for the securing and maintaining of patents, copyrights and legal protection for the foregoing and for the vesting of title in and to the foregoing to the Company. The Company is irrevocably designated by the Consultant as the Consultant’s attorney-in-fact to do all such things and execute all such documents as may be reasonably necessary to effectuate the foregoing. “Intellectual Property” means any and all methods, procedures, processes, formulae, techniques, innovations, works, discoveries, concepts, products, properties, compositions, improvements, systems, software, inventions, designs, formulations, drawings, notes, analyses, records, plans, specifications, data, patents, copyrights, trademarks, proprietary information, writings, sketches, specifications, technology,

F-3-3

knowledge, ideas, ideas developed, ideas conceived and ideas reduced to practice and other data, things and information of any nature whatsoever in whole or in part prepared, written, contributed, conceived, developed, reduced to practice, produced or discovered by the Consultant or resulting from or suggested by (directly or indirectly, in whole or in part) any of the foregoing during the Consulting Period and arising from the Consultant’s work for the Company.
      11. Indemnification. The Consultant agrees to indemnify and hold harmless the Company, including without limitation, the Company’s subsidiaries, agents, members of its Board of Directors, officers and employees from any and all liability, losses, claims, damages, costs, causes of action, judgments or settlements arising therefrom, including reasonable attorneys’ fees caused or asserted to be caused, directly or indirectly, by or as a result of any breach of the terms of this Agreement by the Consultant.
      12. Miscellaneous.
      (a) Notices. Except as otherwise specified in this Agreement, all notices, requests, consents, approvals and other communications required or permitted under this Agreement will be in writing and will be deemed given (a) when delivered personally against a signed receipt, or (b) one (1) business day after being sent by facsimile to the number specified below (with telecopier confirmation slip retained by the sender and followed by a copy sent by first class mail not later than the next business day), or (c) one (1) business day after being sent by express mail or by reputable overnight courier service, delivery charges prepaid; in each case, to the person, facsimile number and/or addresses specified below:

In the case of the Company:

Equity Broadcasting Corporation
One Shackleford Drive, Suite 400
Little Rock, Arkansas 72211-2545
Attn: Chairman
Facsimile: 501-221-1101

In the case of the Consultant:

Hooper Holdings, Inc.
#4 Woodsong Drive
Roland, Arkansas 72135
Attn: Max W. Hooper
      Either party may from time to time change its contact person, address or facsimile number for notification purposes upon at least five (5) business days’ notice to the other party of the new contact person, address or facsimile number.
      (b) Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.
      (c) Expenses. Except as otherwise provided herein, each party shall each bear their own respective costs and expenses, including all legal and accounting fees, with respect to this transaction.
      (d) Assignment. This Agreement, and the rights, interest and benefits hereunder shall not be assigned, transferred, pledged or hypothecated in any way by the Consultant and shall not be subject to execution, attachment or similar process. Any attempt to assign, transfer, pledge or hypothecate or make any other disposition of this Agreement or of such rights, interest and benefits contrary to the foregoing provision or the

F-3-4

levy of any attachment or similar process thereon shall be null and void and without effect. Hooper Holdings, Inc. has named Max Hooper to perform the duties of Consultant under this Agreement.
      (e) Benefit. The rights and obligations of this Agreement shall be binding upon and shall inure to the benefit of the respective successors and permitted assigns of the parties hereunder. Nothing expressed or implied herein shall be construed to give any person other than the parties to this Agreement and their permitted successors and assignees any legal or equitable rights hereunder.
      (f) Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.
      (g) Applicable Law. This Agreement shall be governed by, and shall be construed, interpreted and enforced in accordance with, the laws of the Delaware, without regard to the application of the principles of conflicts of law.
      (h) Jurisdiction and Venue. Any suit, action or proceeding with respect to this Agreement shall be brought in the courts of Palm Beach County, Florida. The parties hereto hereby accept the exclusive jurisdiction of those courts for the purpose of any such suit, action or proceeding. Venue for any such action, in addition to any other venue permitted by statute, will be Palm Beach County, Florida. The parties hereto hereby irrevocably waive, to the fullest extent permitted by law, any objection that any of them may now or hereafter have to delaying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Palm Beach County, Florida, and hereby further irrevocably waive any claim that any such suit, action or proceeding brought in Palm Beach County, Florida has been brought in an inconvenient forum.
      (i) Attorneys’ Fees. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, the successful party will be awarded reasonable attorneys’ fees at all trial and appellate levels, expenses and costs.
      (j) Entire Agreement. This Agreement (including any Exhibits) contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior written or oral commitments, arrangements or understanding with respect thereto. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth in this Agreement (including the Exhibits).
      (k) Severability Survival. The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted. The provisions of Sections 7, 8, 11 and 12 and will survive the termination for any reason of the Consultant’s relationship with the Company.
      (l) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      (m) Counterparts. This Agreement may be executed in two or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.

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[signature page follows]

F-3-6

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date written above.

EQUITY BROADCASTING CORPORATION

By:

Name:

Title:

CONSULTANT:

HOOPER HOLDINGS, INC.

By:

Max W. Hooper, President

F-3-7

ANNEX G
MANAGEMENT SERVICES AGREEMENT
      This Management Services Agreement (the “Agreement”) is entered into as of this                day of April, 2006, by and between [Coconut Palm Acquisition Corp./Surviving Corporation], a Delaware corporation (the “Company”) and Royal Palm Capital Management, LLLP, a Delaware limited liability limited partnership (the “Manager”).
RECITALS
      1. This Agreement is entered into in connection with that certain Agreement and Plan of Merger dated April           , 2006 (the “Merger Agreement”) among the Company, Equity Broadcasting Corporation (“EBC”), and certain majority shareholders of EBC, pursuant to which EBC will merge with and into the Company with the Company being the surviving corporation.
      2. In accordance with the terms of the Merger Agreement, the Company has agreed to enter into this Agreement pursuant to which the Manager will provide certain Management Services to the Company as defined herein below.
      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:
      1. Management Services. Subject to the terms and conditions of this Agreement, the Company hereby engages Manager, and the Manager hereby agrees to be engaged, to provide the Company with the following management services (the “Management Services”):

(a) establishing certain office, accounting and administrative procedures;

(b) assisting the Company in trying to obtain financing relating to business operations and acquisitions;

(c) helping the Company in developing and implementing advertising and promotional and marketing programs;

(d) advising the Company with respect to securities matters as well as future acquisitions and dispositions;

(e) assisting the Company in developing tax planning strategies;

(f) formulating risk management policies;

(g) coordinating public relations and investor relations efforts; and

(h) maintaining a regional corporate office in Boca Raton, Florida and

(i) providing such other services as may be reasonably requested by the Company and may be agreed to by the Manager.
      2. Standard of Care. Manager hereby covenants with the Company to:

(a) Perform or take (or cause to be performed or taken) its functions, responsibilities and duties hereunder in a professional, competent and efficient manner;

(b) carry out its duties as Manager fairly, honestly, in good faith and in the best interest of the Company;

(c) exercise the degree of care, diligence and skill that a reasonably prudent manager would exercise in comparable circumstances; and

(d) fully complying with the Coconut Palm Code of Ethics and

(e) perform the Management Services to the satisfaction of the Company and give the Company full and prompt cooperation in the performance of all aspects of the Management Services.
      3. Management Fee and Reimbursement of Costs.
      (a) Management Fee. In exchange for the Management Services, the Company shall pay the Manager an annual management and advisory fee in the base amount of One Million Five Hundred Thousand Dollars ($1,500,000) (the “Management Fee”), which shall be payable in equal monthly installments within fifteen (15) calendar days preceding each monthly period during the term of this Agreement. The parties acknowledge and agree that the Manager will not receive additional fees for advice and services related to mergers and acquisitions, except as necessary in Section 3(b) below and that such actions shall not be considered part of the Management Fee and shall be agreed upon between the parties.
      (b) Reimbursement of Costs. The Manager shall be reimbursed for all reasonable out-of-pocket costs, fees or expenses incurred, or expenditures made in connection with the performance by the Manager of its duties hereunder. Except for the Management Fee, and the reimbursement of such budgeted costs, fees and expenses pursuant to this Section 3, there shall be no fees or other sums paid to Manager for the services provided by Manager during the term hereof.
      4. Other Interests and Conflicts. The parties recognize that certain officers and directors of the Manager may also serve as officers and directors of the Company. The Manager is engaged directly and through its affiliates in various investment-related business. Upon receipt of a waiver from the Board of Directors of the Company, the Manager and its affiliates may not engage or possess an interest in other business ventures of any nature or description, independently or with others, whether currently existing or hereafter created, including the acquisition, management, operation and sale of businesses similar to the business of the Company.
      5. Term and Termination.
      (a) Term. This Agreement shall commence as of the date of this Agreement and shall continue for an initial term of three (3) years. At the end of the initial three-year period, this Agreement may be renewed, subject to Board approval by a majority of the independent directors of the Company, for successive one (1) year terms, unless terminated by either party upon thirty (30) days notice.
      (b) Termination. This Agreement may be terminated at any time, upon the mutual written agreement of the parties hereto. In addition, either party may terminate this Agreement for cause in the event the other party materially breaches its duties and obligations under the terms of this Agreement or is in default of any of its obligations hereunder, which breach or default is incapable of cure, or if capable of being cured, has not been cured within thirty (30) days after receipt of written notice from the non-defaulting party or within such additional period of time as the non-defaulting party may authorize in writing. In order to determine whether the Manager has materially breached or is in default of any of its duties and obligations hereunder, a two thirds (2/3) vote of the independent members of the Board of Directors of the Company shall be required.
      6. Miscellaneous.
      (a) Disputes. Any dispute, controversy or claim arising between the Manager and the Company arising out of or relating to this Agreement shall be finally settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association (“AAA”) in effect at the time of the arbitration (the “Arbitration Rules”). The AAA shall be the appointing authority and responsible for administering any arbitration hereunder in accordance with the Arbitration Rules. The place of arbitration shall be in Fulton County, Georgia or other mutually agreeable location. The language of the arbitration shall be English. The arbitration shall be conducted by a single arbitrator who shall be professional, legal or otherwise but shall not be, or have previously been, associated with any party to this Agreement (the “Arbitrator”). The arbitral award shall be final, binding and non-appealable. Any award rendered by the Arbitrator may be confirmed, judgment upon any award rendered may be entered and such award or the judgment thereon may be enforced or executed upon, by any court having jurisdiction over any of the parties or their respective assets.

The Arbitrator’s award must be reasoned and issued in writing within thirty (30) days of the hearing, unless otherwise agreed to by the Manager and the Company.
      (b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.
      (c) Further Assurances. Each party hereto specifically covenants and agrees that it will execute such other and further instruments and documents as are or may become necessary or convenient to effectuate and carry out the provisions of this Agreement.
      (d) Notices. Except as otherwise specified in this Agreement, all notices, requests, consents, approvals and other communications required or permitted under this Agreement will be in writing and will be deemed given (a) when delivered personally against a signed receipt, or (b) one (1) business day after being sent by facsimile to the number specified below (with telecopier confirmation slip retained by the sender and followed by a copy sent by first class mail not later than the next business day), or (c) one (1) business day after being sent by express mail or by reputable overnight courier service, delivery charges prepaid; in each case, to the person, facsimile number and/or addresses specified below:

If to the Company, at:

[Surviving Corporation]
Attn: President
#1 Shackleford Drive
Suite 499
Little Rock, AR 72211
Fax: Facsimile: 501-221-1101

If to Manager, at:

Royal Palm Capital Management, LLLP
595 South Federal Highway
Suite 500
Boca Raton, FL 33432
Fax: Facsimile: 561-955-7333
Either party may from time to time change its contact person, address or facsimile number for notification purposes upon at least five (5) business days’ notice to the other party of the new contact person, address or facsimile number.
      (e) Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.
      (f) Benefit. The rights and obligations of this Agreement shall be binding upon and shall inure to the benefit of the respective successors and permitted assigns of the parties hereunder. Nothing expressed or implied herein shall be construed to give any person other than the parties to this Agreement and their permitted successors and assignees any legal or equitable rights hereunder.
      (g) Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.
      (h) Attorneys’ Fees. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, the successful party will be awarded reasonable attorneys’ fees at all trial and appellate levels, expenses and costs.
      (i) Entire Agreement. This Agreement (including any Exhibits) contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior written or oral commitments, arrangements or understanding with respect thereto. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth in this Agreement (including the Exhibits).
      (j) Severability. The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted.
      (k) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      (l) Counterparts. This Agreement may be executed in two or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.
[SIGNATURE PAGES FOLLOWS]

      IN WITNESS WHEREOF, each of the parties hereto has caused this Management Services Agreement to be signed by its duly authorized officer as of the date first written above.

COCONUT PALM ACQUISITION CORP./SURVIVING CORPORATION

By:

Name:

Title:

ROYAL PALM CAPITAL MANAGEMENT, LLLP

By:

Name:

Title:

PROXY
COCONUT PALM ACQUISITION CORP.
THIS PROXY IS BEING SOLICITED BY COCONUT PALM ACQUISITION CORP.’S
BOARD OF DIRECTORS
      The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and proxy statement/ prospectus, dated March 16, 2007, in connection with the Special Meeting to be held at 10:00 a.m. on March 29, 2007 at the offices of Coconut Palm Acquisition Corp., located at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, and hereby appoints Richard C. Rochon and Robert C. Farenhem, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the common stock of Coconut Palm Acquisition Corp. registered in the name provided herein, which the undersigned is entitled to vote at the Special Meeting of Stockholders, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy.
      Coconut Palm may postpone the Special Meeting to solicit additional voting instructions in the event that a quorum is not present or under other circumstances if deemed advisable by the Coconut Palm Board of Directors.
      THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE MERGER WITH EBC, FOR THE APPROVAL OF THE COCONUT PALM ACQUISITION CORP. 2007 STOCK INCENTIVE PLAN, FOR THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROPOSAL, FOR THE STAGGERED BOARD PROPOSAL AND FOR THE MANAGEMENT SERVICES PROPOSAL. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4 and 5.
      1. Proposal to approve the merger with Equity Broadcasting Corporation, an Arkansas corporation (“EBC”), pursuant to the Agreement and Plan of Merger, dated as of April 7, 2006 (the “Merger Agreement”), by and among Coconut Palm Acquisition Corp., EBC and certain shareholders of EBC, and the transactions contemplated by the Merger Agreement, whereby EBC will be merged with and into Coconut Palm, with Coconut Palm remaining as the surviving corporation. Only if you voted “AGAINST” Proposal Number 1 and you hold shares of Coconut Palm common stock issued in the Coconut Palm initial public offering, you may exercise your conversion rights and demand that Coconut Palm convert your shares of common stock onto a pro rata portion of the trust account by marking the “Exercise Conversion Rights” box below. If you exercise your conversion rights, then you will be exchanging your shares of Coconut Palm common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the merger is completed and you continue to hold these shares through the effective time of the merger and the tender of your stock certificate to the combined company.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN               EXERCISE CONVERSION RIGHTS: ☐
      2. Proposal to approve the adoption of the Coconut Palm Acquisition Corp. 2007 Stock Incentive Plan (the “2007 Stock Incentive Plan”), pursuant to which Coconut Palm will reserve up to 12,274,853 shares of common stock for issuance pursuant to the 2007 Stock Incentive Plan.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
      3. Proposal to approve Coconut Palm’s Amended and Restated Certificate of Incorporation to (i) increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, (ii) to increase the number of authorized shares of preferred stock from 1,000,000 to 25,000,000, (iii) change Coconut Palm’s name from “Coconut Palm Acquisition Corp.” to “Equity Media Holdings Corporation”, and (v) in connection with the Amended and Restated Articles of Incorporation, to authorize the issuance of 1,736,746 shares of Series A Convertible Non-Voting Preferred Stock, par value $0.0001 per shares pursuant the Certificate of Designation.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
      4. Proposal to approve the Amended and Restated Certificate of Incorporation to provide for a staggered board with three classes of directors.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
      5. Proposal to ratify the receipt of services pursuant to the Management Services Agreement between Royal Palm Capital Management, LLLP and Coconut Palm Acquisition Corp.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

COCONUT PALM ACQUISITION CORP.
Special Meeting of Stockholders
March 29, 2007
Please date, sign and mail your proxy card as soon as possible.
      In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments thereof.

NOTE: Please sign exactly as your name(s) appear hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such

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